Use these links to rapidly review the document

Index to Consolidated Financial Statements

As filed with the Securities and Exchange Commission on December 24, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Laureate Education, Inc.
(Exact name of registrant as specified in its charter)

(See Table of Additional Registrants)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	8200 (Primary Standard Institute Classification Code Number)	52-1492296 (I.R.S. Employer Identification No.)

650 S. Exeter Street
Baltimore, Maryland 21202
(410) 843-6100
(Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

Robert W. Zentz, Esq.
Senior Vice President, Secretary and General Counsel
Laureate Education, Inc.
650 S. Exeter Street
Baltimore, Maryland 21202
(410) 843-6100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Robert W. Smith, Jr., Esq.
Jason C. Harmon, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, MD 21209
(410) 580-3000

Approximate date of commencement of proposed exchange offer:
As soon as practicable after this Registration Statement is declared effective.

           If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.    ☐

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Note	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

9.250% Senior Notes due 2019	$1,400,000,000	100%	$1,400,000,000	$140,980

Guarantees of 9.250% Senior Notes due 2019(2)	N/A(3)	N/A(3)	N/A(3)	N/A(3)

(1)
Estimated solely for the purpose of calculating the registration fee under Rule 457(f) of the Securities Act of 1933, as amended (the "Securities Act").

(2)
See inside facing page for registrant guarantors.

(3)
Pursuant to Rule 457(n) under the Securities Act, no separate filing fee is required for the guarantees.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

Exact Name of Registrant as Specified in its Charter (or Other Organizational Document)	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification Number (IF NONE WRITE N/A)	Address, Including Zip Code, of Registrant's Principal Executive Offices	Telephone Number, Including Area Code, of Registrant's Principal Executive Offices
Laureate International Universities, Inc.	Maryland	30-0096290	650 S. Exeter Street Baltimore, MD 21202	(410) 843-6100
International University Ventures, Ltd.	Maryland	52-1935845	650 S. Exeter Street Baltimore, MD 21202	(410) 843-6100
Tuition Finance, Inc.	Maryland	52-2021771	650 S. Exeter Street Baltimore, MD 21202	(410) 843-6100
Wall Street International Holdings—US I, Inc.	Maryland	20-0791880	650 S. Exeter Street Baltimore, MD 21202	(410) 843-6100
LEI Administration, LLC	Maryland	20-8488643	650 S. Exeter Street Baltimore, MD 21202	(410) 843-6100
Laureate Bagby Investors LLC	Maryland	52-2167834	650 S. Exeter Street Baltimore, MD 21202	(410) 843-6100
Exeter Street Holdings LLC	Maryland	26-1846428	650 S. Exeter Street Baltimore, MD 21202	(410) 843-6100
Laureate Ventures, Inc.	Delaware	52-2257469	650 S. Exeter Street Baltimore, MD 21202	(410) 843-6100
Laureate Properties, LLC (Delaware)	Delaware	52-2049971	650 S. Exeter Street Baltimore, MD 21202	(410) 843-6100
Post-Secondary Education Acquisition Corporation	Delaware	63-0899333	650 S. Exeter Street Baltimore, MD 21202	(410) 843-6100
Walden e-Learning, LLC	Delaware	20-1660651	650 S. Exeter Street Baltimore, MD 21202	(410) 843-6100
Laureate Education International Ltd.	Delaware	51-0364702	650 S. Exeter Street Baltimore, MD 21202	(410) 843-6100
Educational Satellite Services, Inc.	Delaware	82-0539541	650 S. Exeter Street Baltimore, MD 21202	(410) 843-6100
Canter and Associates, LLC	Delaware	94-3351831	650 S. Exeter Street Baltimore, MD 21202	(410) 843-6100
The Canter Group of Companies, LLC	California	95-3161534	650 S. Exeter Street Baltimore, MD 21202	(410) 843-6100
Fleet Street Aviation, LLC	Washington	20-5115271	650 S. Exeter Street Baltimore, MD 21202	(410) 843-6100

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated December 24, 2015

Offer to Exchange
All Outstanding
9.250% Senior Notes due 2019 ($1,400,000,000 principal amount outstanding)
for 9.250% Senior Notes due 2019
which have been registered under the Securities Act of 1933

The Exchange Notes:

  •
  We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

  •
  You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offer.

  •
  The exchange offer expires at 5:00 p.m., New York City time, on                        , 2016, unless extended. We do not currently intend to extend the expiration date.

  •
  The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

  •
  We will not receive any proceeds from the exchange offer.

The Exchange Offer:

  •
  The exchange notes are being offered in order to satisfy certain of our obligations under the exchange and registration rights agreements entered into in connection with the private offering of the outstanding notes.

  •
  The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the exchange and registration rights agreements. The exchange notes will evidence the same debt as the outstanding notes.

Resales of the Exchange Notes:

  •
  The exchange notes may be sold in the over-the-counter-market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on a national market.

        See "Risk Factors" beginning on page 29 for a discussion of certain risks that you should consider before participating in the exchange offer.

        Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933.

        This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

        We have agreed that, during the period required by the Securities Act of 1933, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2016.

        You should rely only on the information contained in this prospectus or in any free writing prospectuses we have prepared. We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus and we take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You must not rely on unauthorized information or representations.

        This prospectus does not offer to sell nor ask for offers to buy any of the securities in any state or jurisdiction where an offer or sale is not permitted, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information in this prospectus is current only as of the date on its cover, and may change after that date.

        As used in this prospectus, unless otherwise stated or the context otherwise requires, references to "we," "us," "our," the "Company," "Laureate" and similar references refer collectively to Laureate Education, Inc. and its subsidiaries. Unless otherwise stated or the context requires, references to the Laureate International Universities network include Santa Fe University of Art and Design ("SFUAD"), which is owned by Wengen. Laureate is affiliated with SFUAD, but does not own or control it and, accordingly, SFUAD is not included in the financial results of Laureate presented throughout this prospectus.

i

 TRADEMARKS AND TRADENAMES

        LAUREATE, LAUREATE INTERNATIONAL UNIVERSITIES and the leaf symbol are trademarks of Laureate Education, Inc. in the United States and other countries. This prospectus also includes other trademarks of Laureate and trademarks of other persons, which are properties of their respective owners.

INDUSTRY AND MARKET DATA

        We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. This prospectus also contains the results from studies by Millward Brown and TNS. We commissioned the Millward Brown study as part of our periodic evaluation of employment rates and starting salary information for our graduates. In addition, we commissioned the TNS study to evaluate the reputation of various international hospitality management schools from which employers are likely to recruit staff for luxury international hospitality management positions.

        Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications, surveys and studies is reliable, we have not independently verified industry, market and competitive position data from third-party sources. While we believe our internal business research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

PRESENTATION OF FINANCIAL INFORMATION

        In this prospectus we present certain data for the 12-month period ("LTM") ended September 30, 2015. This data has been derived by summing our historical results for the year ended December 31, 2014 and our historical results for the nine months ended September 30, 2015, then subtracting our historical results for the nine months ended September 30, 2014. Our results of operations for the nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the full year.

        Our consolidated financial statements included in this prospectus are presented in U.S. dollars ($) rounded to the nearest thousand, with many amounts in this prospectus rounded to the nearest tenth of a million. Therefore, discrepancies in the tables between totals and the sums of the amounts listed may occur due to such rounding.

ii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before making your investment decision. You should carefully read this entire prospectus, including the information presented under the section entitled "Risk Factors" and the financial statements and notes thereto included elsewhere in this prospectus.

 LAUREATE EDUCATION, INC.

Our Mission

        Laureate is an international community of universities that encourages learning without boundaries. Our purpose is to offer higher education with a unique multicultural perspective, and prepare our students for exciting careers and life-long achievement. We believe that when our students succeed, countries prosper and societies benefit.

Our Beliefs

        We are a mission-driven company with a long-term perspective, committed to addressing the needs of our students and preparing them for their future endeavors. We are intensely focused on providing our students with the highest quality education resulting in strong employment opportunities. In addition to delivering superior outcomes for our students, we remain highly focused on delivering social returns to all of our constituents, especially the local communities we serve. Key decisions affecting each institution are made by local management and faculty, taking into account the needs of the students, prospective employers, surrounding communities and regulators. We believe our dedication to these constituencies has enabled our institutions to become trusted brands in their local markets, and has enabled Laureate to become a trusted name in global higher education.

Our Business

        We are the largest global network of degree-granting higher education institutions, with more than one million students enrolled at our 88 institutions in 28 countries on more than 200 campuses, which we collectively refer to as the Laureate International Universities network. We participate in the global higher education market, which is estimated to account for revenues of approximately $1.5 trillion in 2015, according to GSV Advisors ("GSV"). We believe the global higher education market presents an attractive long-term opportunity, primarily because of the large and growing imbalance between the supply and demand for quality higher education around the world. Advanced education opportunities drive higher earnings potential, and we believe the projected growth in the middle class population worldwide and limited government resources dedicated to higher education create substantial opportunities for high-quality private institutions to meet this growing and unmet demand. Our outcomes-driven strategy is focused on enabling millions of students globally to prosper and thrive in the dynamic and evolving knowledge economy.

        In 1999, we made our first investment in higher education and, since that time, we have developed into the global leader in higher education, based on the number of students, institutions and countries making up our network. As of September 30, 2015, our global network of 88 institutions comprised 72 institutions we owned or controlled, and an additional 16 institutions that we managed or with which we had other relationships. Our institutions are recognized for their high-quality academics. For example, we own and operate Universidad del Valle de México ("UVM Mexico"), the largest private university in Mexico, which in 2015 was ranked fourth among all public and private higher education institutions in the country by Guía Universitaria, an annual publication of Reader's Digest. Our track record for delivering high-quality outcomes to our students, while stressing affordability and accessibility, has been a key reason for our long record of success, including 15 consecutive years of enrollment growth. We have generated compound annual growth rates ("CAGRs") in total enrollment and revenues of 11.9% and 11.7%, respectively, from 2009 through September 30, 2015. For the LTM ended September 30, 2015, we generated total revenues of $4,470.4 million, approximately 80% of which was from private pay sources, operating income of $332.9 million, net loss of $252.1 million and Adjusted EBITDA of $803.9 million. For a reconciliation of Adjusted EBITDA to net loss, see "Prospectus Summary—Summary Historical Consolidated Financial and Other Data."

        Since being taken private in August 2007, we have undertaken several initiatives to continually improve the quality of our programs and outcomes for our students, while expanding our scale and geographic presence, and strengthening our organization and management team. From 2007 to September 30, 2015, we have expanded into 11 new countries, added over 100 campuses worldwide and grown enrollment from approximately 300,000 to more than one million students with a combination of strong organic revenue growth of 11.4% (average annual revenue growth from 2007 to 2014 excluding acquisitions) and the successful integration of 41 strategic acquisitions. Key to this growth were expansions into Brazil, where we owned 13 institutions with a combined enrollment of approximately 265,000 students, and expansions into Asia, the Middle East and Africa, where we owned or controlled 22 institutions with a combined enrollment of approximately 83,000 students, in each case as of September 30, 2015. Further, we have made significant capital investments and continue to make operational improvements in technology and human resources, including key management hires, and are developing scalable back-office operations to support the Laureate International Universities network, including implementing a vertically integrated information technology, finance, accounting and human resources organization that, among other things, are designed to enhance our analytical capabilities. Finally, over the past several years, we have invested heavily in technology-enabled solutions to enhance the student experience, increase penetration of our hybrid offerings and optimize efficiency throughout our network. We believe these investments have created an intellectual property advantage that has further differentiated our offerings from local market competitors.

        The Laureate International Universities network enables us to educate our students locally, while connecting them to an international community with a global perspective. Our students can take advantage of shared curricula, optional international programs and services, including English language instruction, dual-degree and study abroad programs and other benefits offered by other institutions in our network. We believe that the benefits of the network translate into better career opportunities and higher earnings potential for our graduates.

        The institutions in the Laureate International Universities network offer a broad range of undergraduate and graduate degrees through campus-based, online and hybrid programs. As of September 30, 2015, 93% of our students attended traditional, campus-based institutions offering multi-year degrees, similar to leading private and public higher education institutions in the United States and Europe. In addition, as of September 30, 2015, approximately two thirds of our students were enrolled in programs of four or more years in duration. Our programs are designed with a distinct emphasis on applied, professional-oriented content for growing career fields and are focused on specific academic disciplines, or verticals, that we believe demonstrate strong employment opportunities and provide high earnings potential for our students, including:

        Across these academic disciplines, we continually and proactively adapt our curriculum to the needs of the market, including emphasizing the core STEM (science, technology, engineering and math) and business disciplines. We believe the STEM and business disciplines present attractive areas of study to students, especially in developing countries where there exists a strong and ongoing focus to develop and retain professionally trained individuals. In the last five years, we have more than doubled our enrollment of students pursuing degrees in Business & Management, Medicine & Health Sciences and Engineering & Information Technology, our three largest disciplines. We believe the work of our graduates in these disciplines creates a positive impact on the communities we serve and strengthens our institutions' reputations within their respective markets.

        Across the world, we operate institutions that address regional, national and local supply and demand imbalances in higher education. As the global leader in higher education, we believe we are uniquely positioned to effectively deliver high-quality education across different brands and tuition levels in the markets in which we operate. In many developing markets, traditional higher education students (defined as 18-24 year olds) have historically been served by public universities, which have limited capacity and are often underfunded, resulting in an inability to meet growing student demands and employer requirements. Our institutions in these markets offer traditional higher education students a private education alternative, often with multiple brands and price points in each market, with innovative programs and strong career-driven outcomes. In many of these same markets, non-traditional students such as working adults and distance learners have limited options for pursuing higher education. Through targeted programs and multiple teaching modalities, we are able to serve the differentiated needs of this unique demographic. Our flexible approach across geographies allows Laureate to access a broader addressable market of students by efficiently tailoring institutions to meet the needs of a particular geography and student population.

        We have four reporting segments, which are summarized in the table below. We group our institutions by geography in Latin America ("LatAm"), Europe ("Europe") and Asia, Middle East and Africa ("AMEA") for reporting purposes. Our Global Products and Services segment ("GPS") includes institutions that have products and services that span the Laureate International Universities network and attract students from across geographic boundaries, including our fully online universities.

        The following information for our operating segments is presented as of September 30, 2015, except where otherwise indicated:

	LatAm	Europe	AMEA	GPS	Total
Countries	8	7	7	8	28	*
Institutions	30	21	22	15	88
Enrollments (rounded to nearest thousand)	809,000	53,000	83,000	81,000	1,026,000
LTM ended September 30, 2015 Revenues ($ in millions)‡	$2,556.9	$465.8	$423.5	$1,038.8	$4,470.4
% Contribution to LTM ended September 30, 2015 Revenues‡	57%	10%	10%	23%	100%

*
Our AMEA and GPS segments both have institutions located in China and our Europe and GPS segments both have institutions located in Spain. The total reflects the elimination of this duplication.

‡
The elimination of inter-segment revenues and amounts related to Corporate, which total $14.6 million, is not separately presented.

Our Industry

        We are the leader in the global market for higher education, which is characterized by a significant imbalance between supply and demand, especially in developing economies. In many countries, demand for higher education is large and growing. GSV estimates that higher education institutions will account for total revenues of approximately $1.5 trillion globally in 2015, with the higher education market expected to grow by approximately 5% per annum through 2020. Global growth in higher education is being fueled by several demographic and economic factors, including a growing middle class, global growth in services and technology-related industries and recognition of the significant personal and economic benefits gained by graduates of higher education institutions. At the same time, many governments have limited resources to devote to higher education, resulting in a diminished ability by the public sector to meet growing demand, and creating opportunities for private education providers to enter these markets and deliver high-quality education. As a result, the private sector plays a large and growing role in higher education globally. While the Laureate International Universities network is the largest global network of degree-granting higher education institutions in the world, as of September 30, 2015, our total enrollment of more than one million students represented only 0.5% of worldwide higher education students.

        Large, Growing and Underpenetrated Population of Qualified Higher Education Students.    According to the United Nations Educational, Scientific and Cultural Organization ("UNESCO"), 198.6 million students worldwide were enrolled in higher education institutions in 2013, nearly double the 99.7 million students enrolled in 2000, and approximately 90% of those students were enrolled at institutions outside of the United States as of 2013. In many countries, including throughout Latin America, Asia and other developing regions, there is growing demand for higher education based on favorable demographics, increasing secondary completion rates and increasing higher education participation rates, resulting in continued growth in higher education enrollments. While global participation rates have increased for traditional higher education students (defined as 18-24 year olds), the market for higher education is still significantly underpenetrated, particularly in developing countries. Given the low penetration rates, many governments in developing countries have a stated goal of increasing the number of students participating in higher education. For example, Mexico's participation rate increased from approximately 16% to approximately 22% from 2003 to 2013, and the Mexican government has set a goal of increasing the number of students enrolled in higher education by 17% over the next four years. Other developing countries with large addressable markets are similarly underpenetrated as evidenced by the following participation rates for 2013: Brazil (31%), China (22%) and India (19%), all of which are well below rates of developed countries such as the United States and Spain, which in 2013 had participation rates of approximately 63% and approximately 60%, respectively.

        Strong Economic Incentives for Higher Education.    According to the Brookings Institution, approximately 1.8 billion people in the world composed the middle class in 2009, a number that is expected to more than double by 2030 to almost five billion people. We believe that members of this large and growing group seek advanced education opportunities for themselves and their children in recognition of the vast differential in earnings potential with and without higher education. According to data from the Organization for Economic Co-operation and Development ("OECD"), in certain European markets in which we operate, the earnings from employment for an adult completing higher education were approximately 59% higher than those of an adult with just an upper secondary education, while in the United States the differential was approximately 74%. This income gap is even more pronounced in many developing countries around the world, including a differential of approximately 160% in Chile and approximately 147% in Brazil. OECD statistics also show that overall employment rates are greater for individuals completing higher education than for those who have not completed upper secondary education. In addition, we believe as economies around the world are increasingly based on the services sector, they will require significant investment in human capital, advanced education and specialized training to produce knowledgeable professionals. We believe the cumulative impact of favorable demographic and socio-economic trends, coupled with the superior earnings potential of higher education graduates, will continue to expand the market for private higher education.

        Increasing Role of the Private Sector in Higher Education.    In many of our markets, the private sector plays a meaningful role in higher education, bridging supply and demand imbalances created by a lack of capacity at public universities. In addition to capacity limitations, we believe that limited public resources, and the corresponding policy reforms to make higher education systems less dependent on the financial and operational support of local governments, have resulted in increased enrollments in private institutions relative to public institutions.

        According to the OECD, from 2003 to 2012, the number of students enrolled in private institutions grew from approximately 26% to approximately 30% of total enrollments within OECD countries. For example, Brazil and Chile rely heavily upon private institutions to deliver quality higher education to students, with approximately 71% and approximately 84%, respectively, of higher education students in these countries enrolled in private institutions in 2012.

        The decrease in government funding to public higher education institutions in recent years has served to spur the growth of private institutions, as tuitions have been increasingly funded by private sources. On average, OECD countries experienced a decrease in public funding from approximately 75% of total funding in 2000 to approximately 69% in 2011. For example, Mexico experienced a decrease in public funding as a percentage of total funding of approximately 12% during the same period. We believe these trends have increased demand for competitive private institutions as public institutions are unable to meet the demand of students and families around the world, especially in developing markets.

        Greater Accessibility to Higher Education through Online and Hybrid Offerings.    Improving Internet broadband infrastructure and new instruction methodologies designed for the online medium have driven increased acceptance of the online modality globally. According to a survey of over 2,800 responses from chief academic officers and other officials at U.S. universities conducted by the Babson Survey Research Group, approximately 74% of academic leaders rated online learning outcomes as the same or superior to classroom learning in 2014, up from approximately 57% in 2003. GSV estimates that the online higher education market will grow by a CAGR of approximately 25%, from $49 billion in 2012 to $149 billion in 2017. Additionally, new online and hybrid education offerings have enabled the cost-effective delivery of higher education, while improving overall affordability and accessibility for students. We believe that increasing student demand, coupled with growing employer and regulatory acceptance of degrees obtained through online and hybrid modalities, will continue to drive significant growth in the online and hybrid higher education market globally.

Our Strengths and Competitive Advantages

        We believe our key competitive strengths that will enable us to execute our growth strategy include the following:

        First Mover and Leader in Global Higher Education.    In 1999, we made our first investment in global higher education. Since that time, the Laureate International Universities network has grown to include 88 institutions in 28 countries that enroll more than one million students, of which approximately 95% were outside of the United States as of September 30, 2015. Our growth has been the result of numerous organic initiatives, supplemented by successfully completing and integrating 41 acquisitions since August 2007, substantially all of which were completed through private negotiations and not as part of an auction process. Given our size and status as the first mover in many of our markets, we have been able to acquire many marquee assets, which we believe will help us maintain our market-leading position due to the considerable time and expense it would take a competitor to establish an integrated network of international universities of similar scale with the brands, intellectual property and accreditations that we possess.

        Long-Standing and Reputable University Brands Delivering High Quality Education.    We believe we have established a reputation for providing high-quality higher education around the world, and that our schools are among the most respected higher education brands in their local markets. Many of our institutions have over 40-year histories, with some institutions approaching 100 years. In addition to long-standing presences in their local communities, many of our institutions are ranked among the best in their respective countries. For example, the Barómetro de la Educación Superior has ranked Universidad Andrés Bello as a top university in Chile. Similarly, in Brazil, Universidade Anhembi Morumbi is ranked by Guia do Estudante as one of São Paulo's top universities, and in Europe, L'Usine Nouvelle ranks École Centrale d'Electronique among the top ten private engineering schools in France. The institutions within Laureate's GPS segment have also received recognition for academic excellence. Les Roches International School of Hotel Management and the Glion Institute of Higher Education have been named as two of the world's top three hospitality management institutions for an international career in the hospitality industry by TNS.

        Our strong brands are perpetuated by our student-centric focus and our mission to provide greater access to cost-effective, high-quality higher education, which allows more students to pursue their academic and career aspirations. We are committed to continually evaluating our institutions to ensure we are providing the highest quality education to our students. Our proprietary management tool, the Laureate Education Assessment Framework ("LEAF"), is used to evaluate institutional performance based on 44 unique criteria across five different categories: Employability, Learning Experience, Personal Experience, Access & Outreach and Academic Excellence. LEAF, in conjunction with additional external assessment methodologies, such as QS StarsTM, allows us to identify key areas for improvement in order to drive a culture of quality and continual innovation at our institutions. For example, more than 96% of students attending Laureate institutions in Brazil are enrolled in an institution with an IGC score (an indicator used by the Brazilian Ministry of Education to evaluate the quality of higher education institutions) that has improved since 2010. In addition, our Brazilian institutions' IGC scores have increased by approximately 19% on average from 2010 to 2013, placing three of our institutions in the top quintile, and nine (encompassing approximately 96% of our student enrollment in Brazil) in the top half of all private higher education institutions in the country.

        Many of our institutions and programs have earned the highest accreditation available, which provides us with a strong competitive advantage in local markets. For example, we serve more than 200,000 students in the fields of medicine and health sciences on over 100 campuses throughout the Laureate International Universities network, including 21 medical schools and 19 dental schools. Medical school licenses are often the most difficult to obtain and are only granted to institutions that meet rigorous standards. We believe the existence of medical schools at many of our institutions further validates the quality of our institutions and programs. Similarly, other institutions have received numerous specialized accreditations, including those for Ph.D. programs.

        Superior Outcomes for Our Students.    We offer high-quality undergraduate, graduate and specialized programs in a wide range of disciplines that generate strong interest from students and provide attractive employment prospects. We design our programs to prepare students to contribute productively in their chosen professions upon employment. Our curriculum development process includes employer surveys and ongoing research into business trends to determine the skills and knowledge base that will be required by those employers in the future. This information results in timely curriculum upgrades, which helps ensure that our graduates acquire the skills that will make them marketable to employers. In 2014, we commissioned a study by Millward Brown, a leading third-party market research organization, of graduates at Laureate institutions representing over 60% of total Laureate enrollments. Graduates at 12 of our 13 surveyed international institutions achieved, on average, equal or higher employment rates within 12 months of graduation as compared to graduates of other institutions in the same markets, and in all of our premium institutions surveyed, graduates achieved higher starting salaries as compared to graduates of other institutions in those same markets (salary premium to market benchmarks ranged from approximately 6% to approximately 118%).

        Robust technology and intellectual property platform.    By virtue of our 15 years of experience operating in a global environment, managing campus-based institutions across multiple disciplines and developing and administering online programs and curricula, we have developed an extensive collection of intellectual property. We believe this collection of intellectual property, which includes online capabilities, campus design and management, recruitment of transnational students, faculty training, curriculum design and quality assurance, among other proprietary solutions, provides our students a truly differentiated learning experience and creates a significant competitive advantage for our institutions over competitors.

        A critical element of our intellectual property is a suite of proprietary technology solutions. Select examples include OneCampus, which connects students across our network with shared online courses and digital experiences, and Slingshot, an online career orientation tool that enables students to explore career paths through state-of-the-art interest assessment and rich content about hundreds of careers. Our commitment to investing in technology infrastructure, software and human capital ensures a high-quality educational experience for our students and faculty, while also providing us with the infrastructure to manage and scale our business.

        Our intellectual property has been a key driver in developing partnerships with prestigious independent institutions and governments globally. For example, we have partnered with other traditional public and private higher education institutions as a provider of online services. We have operated this model for more than ten years with the University of Liverpool in the United Kingdom and, more recently, we have added new partnerships with the University of Roehampton in the United Kingdom and the University of Miami in the United States. Additionally, in 2013, the Kingdom of Saudi Arabia launched the College of Excellence program with a long-term goal of opening 100 new technical colleges, and sought private operators to manage the institutions on its behalf under an operating model in which the Kingdom of Saudi Arabia funds the capital requirements to build the institutions, and the private operator runs the academic operations under a contract model. As of September 30, 2015, we have been awarded contracts to operate eight of the 37 colleges for which contracts have been awarded to date, more than any other provider in the Kingdom of Saudi Arabia.

        Scale and Diversification of Our Global Network.    The Laureate International Universities network is diversified across 28 countries, 88 campus-based and online institutions and over 2,500 programs. Additionally, in many markets, we have multiple institutions serving different segments of the population, at different price points and with different academic offerings. Although the majority of our institutions serve the premium segment of the market, we also have expanded our portfolio of offerings in many markets to include high-quality value and technical-vocational institutions. By serving multiple segments of the market, all with high-quality offerings, we are able to continue to expand our enrollments during varying economic cycles. We believe there is no other public or private organization that commands comparable global reach or scale.

        Our global network allows our institutions to bring their distinctive identities together with our proprietary international content, managerial best practices and international programs. Through collaboration across the global network, we can efficiently share academic curricula and resources, create dual degree programs and student exchanges, develop our faculty and incorporate best practices throughout the organization. In addition, our wide-ranging network allows us to continue to scale our business by facilitating the expansion of existing programs and campuses, the launch of new programs, the opening of new campuses in areas of high demand and the strategic acquisition and integration of new institutions into our network. For example, the resources and support of our global network have had a demonstrated impact on our Medicine & Health Sciences expansion effort, which has resulted in enrollment growth from approximately 75,000 students in 2009 to more than 200,000 students in 2014. Furthermore, the existing breadth of our network allows us to provide a high-quality educational experience to our students, while simultaneously accessing the broadest addressable market for our offerings.

        In recognition of the benefits of our international scale, and in order to formalize our organizational focus on the opportunities presented by our established network, we created the Laureate Network Office ("LNO") in 2015. The LNO is an important resource that allows us, among other things, to better leverage our expertise in the online modality to increase the frequency and effectiveness of online and hybrid learning opportunities across the network.

        To further illustrate the breadth and diversity of our global network, the charts below show the mix of our geographic revenues, programs, modality and levels of study:

  Attractive Financial Model.

  •
  Strong and Consistent Growth.  We have a proven track record of delivering strong financial results through various economic cycles. From 2009 to 2014, our revenues and Adjusted EBITDA grew at a CAGR of 13.3% and 15.9%, respectively (13.3% and 15.4% on a constant currency basis, respectively). From 2009 to 2014, our net loss increased at a CAGR of 1.6% to $162.5 million for the year ended December 31, 2014. During this same period, we realized constant currency revenue growth of at least 10.3% every year. Adjusted for acquisitions, our average annual organic revenue growth over the same period was 9.9% (11.3% on a constant currency basis). For a reconciliation of Adjusted EBITDA to net loss, see "—Summary Historical Consolidated Financial and Other Data."

  •
  Private Pay Model.  Approximately 80% of our revenues for the year ended December 31, 2014 were generated from private pay sources. We believe students' and families' willingness to allocate personal resources to fund higher education at our institutions validates our strong value proposition.

  •
  Revenue Visibility Enhanced by Program Length and Strong Retention.  The majority of the academic programs offered by our institutions last between three and five years, and approximately two thirds of our students were enrolled in programs of at least four years or more in duration, as of September 30, 2015. The length of our programs provides us with a high degree of revenue visibility, which historically has led to more predictable financial results. Given that our fall student intake is substantially completed by the end of September, we have visibility into approximately 70% of the following year's revenues, assuming retention and graduation rates in line with historical performance. We actively monitor and manage student retention because of the impact it has on student outcomes and our financial results. The historical annual student retention rate, which we define as the proportion of prior year students returning in the current year (excluding graduating students), of over 80% has not varied by more than 3% in any one year over the last five years. Given our high degree of revenue visibility, we are able to make attractive capital investments and execute other strategic initiatives to help drive sustainable growth in our business.

  •
  Attractive Return on Incremental Invested Capital ("ROIIC").  Our capital investments since inception have created significant scale and have also laid the foundation for continued strong organic growth. Given that we have already made foundational infrastructure investments in many of our core markets, we expect to recognize attractive returns on incremental invested capital deployed. As of December 31, 2014, our three-year ROIIC was 26.1%. For more information on ROIIC, see "Selected Historical Consolidated Financial and Other Data."

        Proven Management Team.    We have an experienced and talented senior management team, with strong international expertise from a wide variety of industry-leading global companies. Our executive officers have been with us an average of 11 years and have led our transformation into the largest global network of degree-granting higher education institutions in the world. Douglas L. Becker, our Chairman, Chief Executive Officer and founder, has led our Company since its inception in 1989 and has cultivated an entrepreneurial and collaborative management culture. This entrepreneurial leadership style has been complemented by an executive management team with broad global experience, enabling us to institute strong governance practices throughout our network. The strength of the management team has enabled the sharing of best practices, allowing us to capitalize on favorable market dynamics and leading to the successful integration of numerous institutions into the Laureate International Universities network. In addition, we have strong regional and local management teams with a deep understanding of the local markets, that are focused on meeting the needs of our students and communities, and maintaining key relationships with regulators and business leaders. Our management team has a proven track record of gaining the trust and respect of the many regulatory authorities that are critical to our business.

Our Growth Strategy

        We intend to continue to focus on growing the Laureate International Universities network through the following key strategies:

        Expand Programs, Demographics and Capacity.    We will continue to focus on opportunities to expand our programs and the type of students that we serve, as well as our capacity in our markets to meet local demand. We also intend to continue to improve the performance of each of our institutions by adopting best practices that have been successful at other institutions in the Laureate International Universities network. We believe these initiatives will drive organic growth and provide an attractive return on capital. In particular, we intend to:

  •
  Add New Programs and Course Offerings.  We will continue to develop new programs and course offerings to address the changing needs in the markets we serve by using shared curricula available through the network, and in consultation with leading local businesses. New programs and course offerings enable us to consistently provide a high-quality education that is desired by students and prospective employers. As we optimize our offerings to deliver courses in high-demand disciplines, we also believe we will be able to increase enrollment and improve utilization at institutions across our network.

  •
  Expand Target Student Demographics.  In many of our markets, we use sophisticated analytical techniques to identify opportunities to provide quality education to new or underserved student populations where market demand is not being met, such as non-traditional students

    (e.g., working adults) who may value flexible scheduling options, as well as traditional students. Our ability to provide quality education to these underserved markets has provided additional growth to the Laureate International Universities network and we intend to leverage our management capabilities and local knowledge to further capitalize on these higher education opportunities in new and existing markets. As we expand in a particular country or region, we often develop tailored programs to address the unmet needs of these markets.

  •
  Increase Capacity at Existing and New Campus Locations.  We will continue to make demand-driven investments in additional capacity throughout the Laureate International Universities network by expanding existing campuses and opening new campuses, including in new cities. We employ a highly analytical process based on economic and demographic trends, and demand data for the local market to determine when and where to expand capacity. When opening a new campus or expanding existing facilities, we use best practices that we have developed over more than the past decade to cost-effectively expedite the opening and development of that location.

We have successfully implemented these strategies at many of our institutions. For example, at UVM Mexico we grew total enrollments from approximately 37,000 students in 2002 to approximately 126,000 in 2014. This growth was the result of the introduction of new programs, including in the fields of health sciences, engineering and hospitality, the addition of 23 new campus locations (from 13 in 2002 to 36 in 2014), and the ability to serve new market segments such as working adults. While UVM Mexico has grown into the largest private institution in Mexico, our relentless focus on academic quality remains. In fact, UVM Mexico has improved from the 9th ranked institution in 2004 to the 4th ranked institution in 2015 according to Guía Universitaria.

        Expand Penetration of Online and Hybrid Offerings.    We intend to increase the number of our students who receive their education through fully online or hybrid programs to meet the growing demand of younger generations that continue to embrace technology. Over the past decade, the global population with Internet access has continued to grow, and Forrester Research, Inc. ("Forrester") estimates a total of 3.5 billion people will have Internet access by 2017, representing nearly half of the world's population. Additionally, in many of our markets, online education is becoming more accepted by regulators and education professionals as an effective means of providing quality higher education. As the quality and acceptance of online education increases globally, we plan to continue investing in both expanding our stand-alone online course offerings and enhancing our traditional campus-based course offerings via complementary online delivery, creating a hybrid delivery model. We believe our history of success with Walden University, a fully online institution in the United States, and our well-developed online program offerings will provide a considerable advantage over local competitors, enabling us to combine our strong local brands with our experience in delivering online education. Over the next five years, our goal is to increase the number of student credit hours taken online, which was less than 10% as of September 30, 2015, to approximately 25%. Some of our network institutions are already implementing online programs with significant progress being made. For example, at Universidad Europea de Madrid in Spain, approximately 19% of our students took at least one online course as of September 30, 2015. Our online initiative is designed to not only provide our students with access to the technology platforms and innovative programs they expect, but also to increase our enrollment in a more capital efficient manner, leveraging current infrastructure and improving classroom utilization.

        Expand Presence in AMEA.    AMEA represents the largest higher education market opportunity in the world with more than 120 million students enrolled in higher education institutions in 2013, according to UNESCO. Despite the large number of students enrolled, participation rates in the region suggest significantly underpenetrated enrollment given the strong imbalance between the supply and demand for higher education.

        In 2008, we entered the AMEA higher education market with our acquisition of an interest in INTI Education Group in Malaysia. In the last seven years, we have grown our AMEA footprint to include 22 institutions in seven countries, serving approximately 83,000 students as of September 30, 2015, representing an enrollment CAGR of approximately 23% since entering the region in 2008. Recent expansion in the AMEA region includes eight Colleges of Excellence in the Kingdom of Saudi Arabia, and our first institution in Sub-Saharan Africa in 2013, Monash South Africa. In anticipation of continued growth, we have made significant investments in the region, including hiring an experienced regional management team and establishing the infrastructure to help facilitate growth and further expand our footprint in the region. We plan to continue to expand our presence in AMEA by prioritizing markets based on demographic, market and regulatory factors, while seeking attractive returns on capital.

        Accelerate Partnership and Services Model Globally.    As the global leader in higher education, we believe we are well-positioned to capitalize on additional opportunities in the form of partnership and service models that are designed to address the growing needs of traditional institutions and governments around the world.

        Increasingly more complex services and operating capabilities are required by higher education institutions to address the needs of students effectively, and we believe our expertise and knowledge will allow us to leverage our intellectual property and technology to serve this market need. We have partnered with traditional public and private education institutions as a provider of online services and we believe there will be opportunities to expand that platform under similar relationships with other prestigious independent institutions in the future. Additionally, we are continually adding to our suite of solutions, and we believe many of these products and services will provide additional contractual and licensing opportunities for us in the future. For example, in recent years we have significantly advanced our digital teaching and learning efforts through proprietary technology-enabled solutions such as:

  •
  OneFolio, an online tool that connects Laureate faculty members, instructional designers, and learning architects to valuable digital resources they can use to enhance the student learning experience.

  •
  Laureate Languages, which provides digital language learning solutions to our students and faculty in the areas of General English, Professional English and English for Academic Purposes, as well as teacher training and assessment.

        Additionally, governments around the world are increasingly focused on increasing participation rates and often do not have an established or scalable public sector platform with the necessary expertise to accomplish that objective, and therefore are willing to fund private sector solutions. We believe our current partnership with the Kingdom of Saudi Arabia, where we were selected as their largest partner, is a demonstration of how our distinct portfolio of solutions differentiates us from other providers who participated in the selection process. We are in active discussion with other governments regarding similar partnerships, as well as other solutions that we can provide to existing and new partners, and we anticipate this could be a source of additional revenue for us in the future.

        Increase Operating Efficiencies through Centralization and Standardization.    In 2014, we launched Excellence in Process ("EiP") as an enterprise-wide initiative to optimize and standardize our processes to enable sustained growth and margin expansion. The program aims to enable vertical integration of procurement, information technology, finance, accounting and human resources, thus enabling us to fully leverage the growing size and scope of our local operations. Specifically, we have developed and begun to deploy regional shared services organizations ("SSOs") around the world, which will process most back-office and non-student facing transactions for the institutions in the Laureate International Universities network, such as accounting, finance and procurement. The implementation of EiP and regional SSOs are expected to generate significant cost savings throughout the network as we eliminate redundant processes and better leverage our global scale. In addition, centralized information technology, product development and content management will allow us to propagate best practices throughout the Laureate International Universities network and capitalize on efficiencies to help improve performance. We anticipate EiP will require an investment of approximately $180 million from 2015 to 2017, with the first significant investments already having been made in 2015. These investments have already begun to generate cost savings and, upon completion of the project, we expect these efficiencies to generate approximately $100 million in annual cost savings in 2019, while also enhancing our internal controls and the speed of integration of new acquisitions. We also believe these initiatives will enhance the student experience by improving the quality of our operations and by enabling additional reinvestment in facilities, faculty and course offerings.

        Target Strategic Acquisitions.    Since being taken private in August 2007, we have made 41 acquisitions with an aggregate purchase price of approximately $2.0 billion, including assumed debt. Substantially all of these acquisitions were completed through private negotiations and not as part of an auction process, which we believe demonstrates our standing as a partner of choice. We intend to continue to expand through the selective acquisition of institutions in new and existing markets. We employ a highly disciplined approach to acquisitions by focusing on key characteristics that make certain markets particularly attractive for private higher education, such as demographics, economic and social factors, the presence of a stable political environment and a regulatory climate that values private higher education. When we enter a new market or industry sector, we target institutions with well-regarded reputations and which are well-respected by regulators. We also invest time and resources to understand the managerial, financial and academic resources of the prospect and the resources we can bring to that institution. After an acquisition, we focus on organic growth and financial returns by applying best practices and integrating, both operationally and financially, the institution into the Laureate International Universities network, and we have a strong track record of success. For all the institutions we acquired between 1999 and September 30, 2010, we achieved average enrollment and revenue CAGRs of approximately 15% and approximately 20%, respectively, in the four full years following the first anniversary of the acquisition. Additionally, we bring programs and expertise to increase the quality and reputation of institutions after we acquire them, and assist them in earning new forms of licenses and accreditations. We believe our experienced management team, history of strong financial performance rooted in the successful integration of previous acquisitions, local contacts and cultural understanding makes us the leading choice for higher education institutions seeking to join an international educational network.

Our History and Sponsor

        We were founded in 1989 as Sylvan Learning Systems, Inc., a provider of a broad array of supplemental and remedial educational services. In 1999, we made our first investment in global higher education with our acquisition of Universidad Europea de Madrid, and in 2001 we entered the market for online delivery of higher education services in the United States with our acquisition of Walden University. In 2003, we sold the principal operations that made up our then K-12 educational services business and certain venture investments deemed not strategic to our higher education business, and in 2004 we changed our name to Laureate Education, Inc. Between the time we sold the K-12 educational services business in 2003 and August 2007, we acquired nine institutions for an aggregate purchase price of approximately $160 million, including assumed debt, and entered seven new countries.

        In August 2007, we were acquired in a leveraged buyout by a consortium of investment funds and other investors affiliated with or managed by, among others, Douglas L. Becker, our Chairman and Chief Executive Officer and founder, Steven M. Taslitz, a director of the Company, Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, "KKR"), Point72 Asset Management, Bregal Investments, StepStone Group, Sterling Partners and Snow Phipps Group (collectively, the "Wengen Investors"), for an aggregate total purchase price of $3.8 billion, including $1.7 billion of debt, all of which has been refinanced or replaced. See "Risk Factors—Risks Relating to Our Indebtedness—The

fact that we have substantial debt could materially adversely affect our ability to raise additional capital to fund our operations and limit our ability to pursue our growth strategy or to react to changes in the economy or our industry." We believe that these investors have embraced our mission, commitment to academic quality and ongoing focus to provide a social benefit to the communities we serve.

        Since being taken private in August 2007, we have undertaken several initiatives to continually improve the quality of our programs and outcomes for our students, while expanding our scale and geographic presence, and strengthening our organization and management team. From August 2007 to September 30, 2015, we completed 41 acquisitions with an aggregate purchase price of approximately $2 billion, including assumed debt, bringing our total institution count to 88, and entered 11 new countries.

        In early 2013, International Finance Corporation ("IFC"), a member of the World Bank Group, the IFC Africa, Latin American and Caribbean Fund, LP and the Korea Investment Corporation (together with the IFC, the "IFC Investors") collectively invested $200 million in our common stock. IFC is a global development institution that helps developing countries achieve sustainable growth by financing investment in international financial markets and providing advisory services to businesses and governments.

        In December 2013, the board of directors of Wengen and Laureate authorized the combination of Laureate and Laureate Education Asia Limited ("Laureate Asia"). Laureate Asia was a subsidiary of Wengen that provided higher education programs and services to students through a network of licensed institutions located in Australia, China, India, Malaysia and Thailand. Wengen transferred 100% of the equity of Laureate Asia to Laureate. The transaction is accounted for as a transfer between entities under common control and, accordingly, the accounts of Laureate Asia are retrospectively included in the financial statements and notes thereto included elsewhere in this prospectus.

Public Benefit Corporation Status

        In October 2015, we redomiciled in Delaware as a public benefit corporation as a demonstration of our long-term commitment to our mission to benefit our students and society. Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation's conduct, and the specific public benefit or public benefits identified in the public benefit corporation's certificate of incorporation. Public benefit corporations organized in Delaware are also required to publicly disclose at least biennially a report that assesses their public benefit performance, and may elect to measure that performance against an objective third-party standard. We have elected to have our public benefit performance assessed by B Lab, an independent non-profit organization, and B Lab has designated us a "Certified B Corporation."

        We do not believe that an investment in the stock of a public benefit corporation differs materially from an investment in a corporation that is not designated as a public benefit corporation. We believe that our ongoing efforts to achieve our public benefit goals and the B Lab certification will not materially affect the financial interests of our stockholders. Holders of our common stock will have voting, dividend and other economic rights that are the same as the rights of stockholders of a corporation that is not designated as a public benefit corporation. See "Risk Factors—Risks Relating to the Notes—As a public benefit corporation, our focus on a specific public benefit purpose and producing a positive effect for society may negatively influence our financial performance."

        Our public benefit, as provided in our certificate of incorporation, is: to produce a positive effect (or a reduction of negative effects) for society and persons by offering diverse education programs delivered online and on premises operated in the communities that we serve. By doing so, we believe that we provide greater access to cost-effective, high-quality higher education that enables more students to achieve their academic and career aspirations. Most of our operations are outside the United States, where there is a large and growing imbalance between the supply and demand for quality higher education. Our stated public benefit is firmly rooted in our company mission and our belief that when our students succeed, countries prosper and societies benefit. Becoming a public benefit corporation underscores our commitment to our purpose and our stakeholders, including students, regulators, employers, local communities and stockholders.

Risk Factors

        In connection with your investment decision, you should review the section of this prospectus entitled "Risk Factors."

Corporate Information

        Our principal executive offices are located at 650 S. Exeter Street, Baltimore, Maryland 21202. Our telephone number is (410) 843-6100. Our website is accessible through www.laureate.net. Information on, or accessible through, our website is not part of, and is not incorporated into, this prospectus.

Summary of the Terms of the Exchange Offer

        On July 25, 2012, we completed an offering of $350,000,000 aggregate principal amount of outstanding notes, and on November 13, 2012, we completed an offering of $1,050,000,000 aggregate principal amount of additional outstanding notes. The outstanding notes are treated as a single series. In this prospectus, the term "outstanding notes" refers to the 9.250% Senior Notes due 2019 issued in the private offerings on July 25, 2012 and November 13, 2012. The term "exchange notes" refers to the 9.250% Senior Notes due 2019, as registered under the Securities Act of 1933, as amended (the "Securities Act"). The term "notes" refers to both the outstanding notes and the exchange notes.

        For purposes of this section, "we," "us," and "our" refer to Laureate Education, Inc.

General	In connection with the private offering of the outstanding notes, we entered into exchange and registration rights agreements, in which we and the guarantors agreed, among other things, to use all commercially reasonable efforts to cause the exchange offer registration statement to be declared effective under the Securities Act no later than July 25, 2014.
You are entitled to exchange in the exchange offer your outstanding notes for exchange notes, which are identical in all material respects to the outstanding notes except:

•

the exchange notes have been registered under the Securities Act;

•

the exchange notes are not entitled to any registration rights which are applicable to the outstanding notes under the exchange and registration rights agreements; and

•

certain additional interest rate provisions are no longer applicable.

The exchange offer	We are offering to exchange up to $1,400,000,000 in principal amount of 9.250% Senior Notes due 2019, which have been registered under the Securities Act, for any and all outstanding notes.
You may only exchange outstanding notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

Subject to the satisfaction or waiver of specified conditions, we will exchange the exchange notes for all respective outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer. We will cause the exchange to be effected promptly after the expiration of the exchange offer.

Upon completion of the exchange offer, there may be no market for the outstanding notes and you may have difficulty selling them.

Resale

Based on interpretations by the staff of the Securities and Exchange Commission (the "SEC") set forth in no-action letters issued to third parties referred to below, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act, if:

1. you are acquiring the exchange notes in the ordinary course of your business;
2. you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;
3. you are not an "affiliate" of the Issuer within the meaning of Rule 405 under the Securities Act; and
4. you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.

If you are not acquiring the exchange notes in the ordinary course of your business, or if you are engaging in, intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or if you are an affiliate of Laureate, then:

1.     you cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co., Inc. (available June 5, 1991), Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC's letter to Shearman & Sterling dated July 2, 1993, or similar no-action letters; and

2.     in the absence of an exception from the position of the SEC stated in (1) above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale or other transfer of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus, as required by law, in connection with any resale or other transfer of the exchange notes that you receive in the exchange offer. See "Plan of Distribution."

Expiration date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2016, unless extended by us. We do not currently intend to extend the expiration date of the exchange offer.

Withdrawal

You may withdraw the tender of your outstanding notes at any time prior to the expiration date of the exchange offer. We will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offer.

Interest on the exchange notes and the outstanding notes

Each exchange note will bear interest at the rate per annum set forth on the cover page of this prospectus from the most recent date to which interest has been paid on the outstanding notes. The interest on the exchange notes is payable on March 1 and September 1 of each year. Interest on the outstanding notes accrued from July 25, 2012. No interest will be paid on outstanding notes following their acceptance for exchange.

Conditions to the exchange offer	The exchange offer is subject to customary conditions, which we may assert or waive. See "The Exchange Offer—Conditions to the Exchange Offer."
Procedures for tendering outstanding notes

If you wish to participate in the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal. If you hold outstanding notes through The Depository Trust Company ("DTC"), and wish to participate in the exchange offer for the outstanding notes, you must comply with the Automated Tender Offer Program procedures of DTC.

By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:
1. you are acquiring the exchange notes in the ordinary course of your business;
2. you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;
3. you are not an "affiliate" of the Issuer within the meaning of Rule 405 under the Securities Act; and
4. you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making or other trading activities, you must represent to us that you will deliver a prospectus, as required by law, in connection with any resale or other transfer of such exchange notes.

If you are not acquiring the exchange notes in the ordinary course of your business, or if you are engaged in, or intend to engage in, or have an arrangement or understanding with any person to participate in, a distribution of the exchange notes, or if you are an affiliate of the Issuer, then you cannot rely on the positions and interpretations of the staff of the SEC and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale or other transfer of the exchange notes.

Special procedures for beneficial owners

If you are a beneficial owner of outstanding notes that are held in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the exchange offer, you should contact such person promptly and instruct such person to tender those outstanding notes on your behalf.

Guaranteed delivery procedures

If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal and any other documents required by the letter of transmittal or you cannot comply with the DTC procedures for book-entry transfer prior to the expiration date, then you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under "The Exchange Offer—Guaranteed Delivery Procedures."

Effect on holders of outstanding notes

In connection with the sale of the outstanding notes, we entered into exchange and registration rights agreements with the initial purchasers of the outstanding notes that grant the holders of outstanding notes registration rights. By making the exchange offer, we will have fulfilled a covenant under the exchange and registration rights agreements. Accordingly, we will not be obligated to pay additional interest as described in the exchange and registration rights agreements. If you do not tender your outstanding notes in the exchange offer, you will continue to be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the indenture, except we will not have any further obligation to you to provide for the registration of the outstanding notes under the exchange and registration rights agreements and we will not be obligated to pay additional interest as described in the exchange and registration rights agreements. See "Registration Rights."

To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market for outstanding notes could be adversely affected.
Consequences of failure to exchange

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

Material income tax considerations

The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for United States federal income tax purposes. See "United States Federal Income Tax Consequences of the Exchange Offer."

Use of proceeds	We will not receive any cash proceeds from the issuance of exchange notes in the exchange offer.
Exchange agent

Wells Fargo Bank, National Association, whose address and telephone number are set forth in the section captioned "The Exchange Offer—Exchange Agent" of this prospectus, is the exchange agent for the exchange offer.

Summary of the Terms of the Exchange Notes

        The terms of the exchange notes are identical in all material respects to the terms of the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the exchange and registration rights agreements. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be governed by the same indenture under which the outstanding notes were issued and the exchange notes and the outstanding notes will constitute a single class and series of notes for all purposes under the indenture. The following summary is not intended to be a complete description of the terms of the notes. For a more detailed description of the notes, see "Description of Notes."

        For purposes of this section, "we," "us," and "our" refer to Laureate Education, Inc.

Issuer	Laureate Education, Inc.
Securities	$1,400,000,000 in aggregate principal amount of 9.250% Senior Notes due 2019.
Maturity date	The exchange notes will mature on September 1, 2019.
Interest Payment Dates	Interest on the exchange notes is be payable on March 1 and September 1 of each year. Interest on the outstanding notes accrued from July 25, 2012.
Interest rate	The exchange notes will bear interest at a rate of 9.250% per annum.
Guarantees

The exchange notes will be fully unconditionally guaranteed, jointly and severally, on an unsecured senior basis by each of our wholly owned U.S. subsidiaries that guarantees the senior secured credit facilities (the "Senior Secured Credit Facilities").

Our non-guarantor subsidiaries account for substantially all of our total revenues, our total Adjusted EBITDA, and our total assets and our total liabilities (other than our Senior Secured Credit Facilities, our outstanding notes and the exchange notes).

Ranking	The exchange notes will be our senior unsecured obligations and will:
• rank senior in right of payment to our existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the notes;
• rank equally in right of payment to all of our existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the notes; and

•

be effectively subordinated to all of our existing and future secured debt (including obligations under our Senior Secured Credit Facilities), to the extent of the value of the assets securing such debt, and be structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the notes.

Similarly, the exchange note guarantees will be senior unsecured obligations of the guarantors and will:
• rank senior in right of payment to all of the applicable guarantor's existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the notes;

•

rank equally in right of payment to all of the applicable guarantor's existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the notes; and

•

be effectively subordinated in right of payment to all of the applicable guarantor's existing and future secured debt (including the guarantees under our Senior Secured Credit Facilities), to the extent of the value of the assets securing such debt, and be structurally subordinated to all obligations of any subsidiary of a guarantor if that subsidiary is not also a guarantor of the notes.

As of September 30, 2015, the exchange notes and related guarantees would have ranked effectively junior to approximately $2,169.4 million of senior secured indebtedness. The exchange notes will not be guaranteed by all of our subsidiaries. Accordingly, claims of holders of the notes will be structurally subordinate to the claims of creditors of our non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes. Our non-guarantor subsidiaries account for substantially all of our total liabilities (other than our Senior Secured Credit Facilities and our outstanding notes).

Optional redemption

We may redeem some or all of the exchange notes at any time on or after September 1, 2015 at the redemption prices described under "Description of Notes—Optional Redemption," plus accrued and unpaid interest to the redemption date.

Change of control and asset sales

If we experience specific kinds of changes of control, we will be required to make an offer to purchase the exchange notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest to the purchase date. If we sell assets under certain circumstances, we will be required to make an offer to purchase the exchange notes at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest to the purchase date. See "Description of Notes—Repurchase at the Option of Holders."

If we sell certain assets under certain circumstances, or experience certain change of control events, each holder of exchange notes may require us to purchase all or a portion of its notes at the purchase prices described under "Description of Notes—Repurchase at the Option of Holders," plus accrued and unpaid interest, to the purchase date. The senior secured credit agreement governing our Senior Secured Credit Facilities or other agreements may restrict us from repurchasing any of the exchange notes, including any purchase we may be required to make as a result of a change of control or certain asset sales. See "Risk Factors—Risks Relating to the Notes—We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes."

Certain covenants	The indenture governing the exchange notes restricts our ability and the ability of our restricted subsidiaries to, among other things:
• incur additional indebtedness, issue disqualified stock or issue certain preferred shares;
• pay dividends and make certain distributions, investments and other restricted payments;
• create certain liens or encumbrances;
• sell assets;
• enter into transactions with affiliates;
• limit the ability of restricted subsidiaries to make payments to us;
• merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; and
• designate our subsidiaries as unrestricted subsidiaries.
These covenants are subject to important exceptions and qualifications described under the heading "Description of Notes."
Absence of Public Market for the Notes

The exchange notes are a new issue of securities and there is currently no established trading market for the exchange notes. Accordingly, there can be no assurance as to the development or liquidity of any market for the exchange notes.

Use of proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. See "Use of Proceeds."

        You should carefully consider each of the following risks as well as the other information included in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes, before participating in the exchange offer. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        Set forth below are summary historical consolidated financial data of Laureate Education, Inc., at the dates and for the periods indicated. The summary historical statements of operations data and statements of cash flows data for the fiscal years ended December 31, 2014, 2013 and 2012 have been derived from our historical audited consolidated financial statements included elsewhere in this prospectus. The unaudited historical consolidated statements of operations data and statements of cash flows data for the nine months ended September 30, 2015 and 2014 and the unaudited consolidated balance sheet data as of September 30, 2015, have been derived from our historical unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our future results. The data should be read in conjunction with the consolidated financial statements and related notes and other financial information included therein. See accompanying historical financial statements of FMU Group and Sociedade Educacional Sul-Rio-Grandense Ltda., as well as the pro forma financial statements included elsewhere in this prospectus, which are included because these two acquisitions met the significance thresholds of Rule 3-05 of Regulation S-X.

        The summary historical consolidated financial and other data should be read in conjunction with "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Nine Months Ended September 30,		Fiscal Year Ended December 31,
(Dollar amounts in thousands, except per share amounts)	2015	2014	2014	2013	2012
	(unaudited)
Consolidated Statements of Operations:
Revenues	$3,141,156	$3,085,473	$4,414,682	$3,913,881	$3,567,117
Costs and expenses:
Direct costs	2,795,027	2,789,469	3,838,179	3,418,449	3,148,530
General and administrative expenses	134,103	100,946	151,215	141,197	110,078
Loss on impairment of assets	—	16,454	125,788	33,582	58,329

Operating income	212,026	178,604	299,500	320,653	250,180
Interest income	9,924	19,344	21,822	21,805	19,467
Interest expense	(300,145)	(279,118)	(385,754)	(350,196)	(307,728)
Loss on debt extinguishment	(1,263)	—	(22,984)	(1,361)	(4,421)
(Loss) gain on derivatives	(2,618)	(2,020)	(3,101)	6,631	(63,234)
Loss from regulatory changes(1)	—	—	—	—	(43,716)
Other income (expense), net	1,268	(73)	(1,184)	7,499	(5,533)
Foreign currency exchange (loss) gain, net	(139,416)	(72,293)	(109,970)	(3,102)	14,401

(Loss) income from continuing operations before income taxes and equity in net income (loss) of affiliates	(220,224)	(155,556)	(201,671)	1,929	(140,584)
Income tax (expense) benefit	(81,587)	(54,402)	39,060	(91,246)	(68,061)
Equity in net income (loss) of affiliates, net of tax	2,106	(127)	158	(905)	(8,702)

Loss from continuing operations	(299,705)	(210,085)	(162,453)	(90,222)	(217,347)
Income from discontinued operations, net of tax of $0, $0, $0, $0, and $787, respectively	—	—	—	796	4,384
Gain on sales of discontinued operations, net of tax of $0, $0, $0, $1,864 and $179, respectively	—	—	—	4,350	3,308

Net loss	(299,705)	(210,085)	(162,453)	(85,076)	(209,655)
Net loss attributable to noncontrolling interests	124	4,832	4,162	15,398	8,597

Net loss attributable to Laureate Education, Inc.	$(299,581)	$(205,253)	$(158,291)	$(69,678)	$(201,058)

	Nine Months Ended September 30,		Fiscal Year Ended December 31,
(Dollar amounts in thousands, except per share amounts)	2015	2014	2014	2013	2012
	(unaudited)
Net loss per share attributable to common stockholders
Basic	$(0.57)	$(0.40)	$(0.31)	$(0.15)	$(0.40)

Diluted	$(0.57)	$(0.40)	$(0.31)	$(0.15)	$(0.40)

Weighted-average common stock used to compute net loss per share attributable to common stockholders
Basic	531,765	530,401	530,467	527,935	506,063
Diluted	531,765	530,401	530,467	527,935	506,063
Consolidated Statements of Cash Flows:
Net cash provided by operating activities of continuing operations	$220,295	$230,103	$269,156	$277,202	$245,653
Net cash used in investing activities of continuing operations	(41,324)	(351,555)	(489,181)	(889,083)	(453,747)
Net cash provided by financing activities of continuing operations	12,056	125,166	172,586	756,663	124,825
Net cash provided by (used in) operating activities of discontinued operations	—	—	—	344	(6,190)
Net cash used in investing activities of discontinued operations	—	—	—	—	(149)
Net cash provided by (used in) discontinued operations	—	—	—	344	(6,339)
Effects of exchange rate changes on cash	(34,221)	(37,100)	(50,877)	(12,531)	2,712
Business acquisitions, net of cash acquired	(6,705)	(277,614)	(287,945)	(177,550)	203
Payments of contingent consideration for acquisitions	—	—	—	(5,674)	—
Segment Data:
Revenues:
LatAm	$1,775,287	$1,750,809	$2,532,451	$2,340,867	$2,135,176
Europe	297,482	330,929	499,261	469,733	434,571
AMEA	305,949	278,346	395,907	194,060	158,476
GPS	767,943	727,267	998,154	911,023	852,886
Corporate	(5,505)	(1,878)	(11,091)	(1,802)	(13,992)

Total revenues	$3,141,156	$3,085,473	$4,414,682	$3,913,881	$3,567,117

Adjusted EBITDA(2):
LatAm	$323,143	$318,165	$541,975	$466,664	$380,254
Europe	23,128	23,502	71,116	74,591	73,757
AMEA	36,627	16,173	28,580	(5,177)	(5,939)
GPS	176,848	154,010	226,208	204,068	191,095
Corporate	(83,881)	(66,371)	(94,354)	(93,674)	(92,134)

Total Adjusted EBITDA(2)	$475,865	$445,479	$773,525	$646,472	$547,033

Other Data:
Total enrollments (rounded to the nearest thousand):
LatAm	809,000	767,000	752,000	617,000	559,000
Europe	53,000	46,000	51,000	47,000	42,000
AMEA	83,000	77,000	77,000	61,000	44,000
GPS	81,000	77,000	79,000	78,000	76,000

Total	1,026,000	967,000	959,000	803,000	721,000

New enrollments (rounded to the nearest hundred):
LatAm	384,600	340,400	344,700	315,400	300,700
Europe	9,100	8,200	20,200	18,500	16,500
AMEA	38,900	39,400	42,100	20,600	17,600
GPS	34,700	32,300	42,600	40,500	41,600

Total	467,300	420,300	449,600	395,000	376,400

As of September 30, 2015
(Dollar amounts in thousands)	Actual
(unaudited)
Consolidated Balance Sheets:
Cash and cash equivalents (includes VIE amounts of $167,346)	$618,390
Restricted cash(3)	147,690
Net working capital (deficit) (including cash and cash equivalents)	(413,314)
Property and equipment, net	2,271,027
Goodwill	2,125,846
Tradenames and accreditations	1,363,515
Other intangible assets, net	57,593
Total assets (includes VIE amounts of $1,476,293)	7,845,987
Total debt, including due to shareholders of acquired companies(4)	4,662,924
Deferred compensation	118,072
Redeemable noncontrolling interests and equity	49,142
Total Laureate Education, Inc. stockholders' equity	369,376

(1)
Represents a loss of $43.7 million from regulatory changes resulting from the deconsolidation of Universidad de Las Américas ("UDLA Ecuador") at the end of the third quarter of 2012.

(2)
We define Adjusted EBITDA as net loss, before gain on sales of discontinued operations, net of tax, income from discontinued operations, net of tax, equity in net (income) loss of affiliates, net of tax, income tax expense (benefit), foreign currency exchange loss (income), net, other (income) expense, net, loss from regulatory changes (for 2012), loss (gain) on derivatives, loss on debt extinguishment, interest expense and interest income, plus depreciation and amortization, stock-based compensation expense, loss on impairment of assets and expenses related to implementation of our EiP initiative. When we review Adjusted EBITDA on a segment basis, we exclude inter-segment revenues and expenses that eliminate in consolidation. Adjusted EBITDA is used in addition to and in conjunction with results presented in accordance with generally accepted accounting principles in the United States ("GAAP") and should not be relied upon to the exclusion of GAAP financial measures.

We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, Adjusted EBITDA is a key financial measure used by the compensation committee of our board of directors and our Chief Executive Officer in connection with the payment of incentive compensation to our executive officers and other members of our management team. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•
Adjusted EBITDA does not include impairment charges on long-lived assets;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•
Adjusted EBITDA does not reflect expenses related to implementation of our EiP program to optimize and standardize our processes; and

  •
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us.

  Other companies may calculate Adjusted EBITDA differently than the way we do, limiting the usefulness of these items as comparative measures. We believe that the inclusion of Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about our business. While management believes that these measures provide useful information to investors, the SEC may require that Adjusted EBITDA be presented differently or not at all in filings made with the SEC.

  Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net loss and our other GAAP results. The following unaudited table sets forth a reconciliation of Adjusted EBITDA to net loss for the periods indicated:

	Nine Months Ended September 30,		Fiscal Year Ended December 31,
(Dollar amounts in thousands)	2015	2014	2014	2013	2012
	(unaudited)
Net loss	$(299,705)	$(210,085)	$(162,453)	$(85,076)	$(209,655)
Plus:
Gain on sales of discontinued operations, net of tax	—	—	—	(4,350)	(3,308)
Income from discontinued operations, net of tax	—	—	—	(796)	(4,384)

Loss from continuing operations	(299,705)	(210,085)	(162,453)	(90,222)	(217,347)
Plus:
Equity in net (income) loss of affiliates, net of tax	(2,106)	127	(158)	905	8,702
Income tax expense (benefit)	81,587	54,402	(39,060)	91,246	68,061

(Loss) income from continuing operations before income taxes and equity in net (income) loss of affiliates	(220,224)	(155,556)	(201,671)	1,929	(140,584)
Plus:
Foreign currency exchange loss (income), net	139,416	72,293	109,970	3,102	(14,401)
Other (income) expense, net	(1,268)	73	1,184	(7,499)	5,533
Loss from regulatory changes(a)	—	—	—	—	43,716
Loss (gain) on derivatives	2,618	2,020	3,101	(6,631)	63,234
Loss on debt extinguishment	1,263	—	22,984	1,361	4,421
Interest expense	300,145	279,118	385,754	350,196	307,728
Interest income	(9,924)	(19,344)	(21,822)	(21,805)	(19,467)

Operating income	212,026	178,604	299,500	320,653	250,180
Plus:
Depreciation and amortization	209,390	210,956	288,331	242,725	221,235

EBITDA	421,416	389,560	587,831	563,378	471,415
Plus:
Stock-based compensation expense(b)	27,222	36,801	49,190	49,512	17,289
Loss on impairment of assets(c)	—	16,454	125,788	33,582	58,329
EiP expenses(d)	27,227	2,664	10,716	—	—

Adjusted EBITDA	$475,865	$445,479	$773,525	$646,472	$547,033

(a)
See footnote (1) above.

(b)
Represents non-cash, stock-based compensation expense pursuant to the provisions of Accounting Standards Codification ("ASC") Topic 718 "Compensation—Stock Compensation" ("ASC Topic 718").

(c)
Represents non-cash charges related to impairments of long-lived assets. For further details on certain impairment items, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(d)
EiP implementation expenses are related to our enterprise-wide initiative to optimize and standardize our processes, creating vertical integration of procurement, information technology, finance, accounting and human resources, which began in 2014 and is expected to be substantially completed in 2017. EiP includes the establishment of regional SSOs around the world, as well as improvements to our system of internal controls over financial reporting.
(3)
Restricted cash includes cash equivalents held to collateralize standby letters of credit in favor of the U.S. Department of Education (the "DOE") in order to allow our institutions in the United States to participate in the Title IV program. In addition, we may have restricted cash in escrow pending potential acquisition transactions, or otherwise have cash that is not immediately available for use in current operations.

(4)
Includes current portion of long-term debt and current portion of due to shareholders of acquired companies.

RISK FACTORS

        You should carefully consider the following risks as well as the other information included in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes. Any of the following risks could materially adversely affect our business, financial condition and results of operations. However, the risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially adversely affect our business, financial condition and results of operations. In such a case, you may lose all or part of your investment.

 Risks Relating to Our Business

We are a global business with operations in 28 countries around the world and are subject to complex business, economic, legal, political, tax and foreign currency risks, which risks may be difficult to adequately address.

        In each of 2014, 2013 and 2012, over 80% of our revenues were generated from operations outside of the United States. We own or control 72 institutions and manage or have relationships with 16 other licensed institutions in 28 countries, each of which is subject to complex business, economic, legal, political, tax and foreign currency risks. As we continue to expand our international operations, we may have difficulty managing and administering a globally dispersed business and we may need to expend additional funds to, among other things, staff key management positions, obtain additional information technology infrastructure and successfully implement relevant course and program offerings for a significant number of international markets, which may materially adversely affect our business, financial condition and results of operations.

        Additional challenges associated with the conduct of our business overseas that may materially adversely affect our operating results include:

  •
  the large size of our network and diverse range of institutions present numerous challenges, including difficulty in staffing and managing foreign operations as a result of distance, language, legal and other differences;

  •
  each of our institutions is subject to unique business risks and challenges including competitive pressures and diverse pricing environments at the local level;

  •
  difficulty maintaining quality standards consistent with our brands and with local accreditation requirements;

  •
  potential economic and political instability in the countries in which we operate, including student unrest;

  •
  fluctuations in exchange rates, possible currency devaluations, inflation and hyperinflation;

  •
  difficulty selecting and monitoring partners outside of the United States;

  •
  compliance with a wide variety of domestic and foreign laws and regulations;

  •
  expropriation of assets by governments;

  •
  political elections and changes in government policies;

  •
  difficulty protecting our intellectual property rights overseas due to, among other reasons, the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property rights;

  •
  lower levels of availability or use of the Internet, through which our online programs are delivered;

  •
  limitations on the repatriation and investment of funds, foreign currency exchange restrictions and inability to transfer cash back to the United States without taxation;

  •
  limitations on our ability to realize economic benefits from certain institutions that are organized as not-for-profit or non-stock entities and that we account for as variable interest entities; and

  •
  acts of terrorism, public health risks, crime and natural disasters, particularly in areas in which we have significant operations.

        Our success in growing our business will depend, in part, on the ability to anticipate and effectively manage these and other risks related to operating in various countries. Any failure by us to effectively manage the challenges associated with the international expansion of our operations could materially adversely affect our business, financial condition and results of operations.

If we do not effectively manage our growth and business, our results of operations may be materially adversely affected.

        We have expanded our business over the past eight years through the expansion of existing institutions and the acquisition of higher education institutions, and we intend to continue to do so in the future. We also have established and intend to establish new institutions in certain markets. Planned growth will require us to add management personnel and upgrade our financial and management systems and controls and information technology infrastructure. There is no assurance that we will be able to maintain or accelerate the current growth rate, effectively manage expanding operations, build expansion capacity, integrate new institutions or achieve planned growth on a timely or profitable basis. If our revenue growth is less than projected, the costs incurred for these additions and upgrades could have a material adverse effect on our business, financial condition and results of operations.

If we cannot maintain student enrollments in our institutions and maintain tuition levels, our results of operations may be materially adversely affected.

        Our strategy for growth and profitability depends, in part, upon maintaining and, subsequently, increasing student enrollments in our institutions and maintaining tuition levels. Attrition rates are often due to factors outside our control. Students sometimes face financial, personal or family constraints that require them to drop out of school. They also are affected by economic and social factors prevalent in their countries. In some markets in which we operate, transfers between universities are not common and, as a result, we are less likely to fill spaces of students who drop out. In addition, our ability to attract and retain students may require us to discount tuition from published levels, and may prevent us from increasing tuition levels at a rate consistent with inflation and increases in our costs. If we are unable to control the rate of student attrition, our overall enrollment levels are likely to decline or if we are unable to charge tuition rates that are both competitive and cover our rising expenses, our business, financial condition, cash flows and results of operations may be materially adversely affected.

We have incurred net losses in each of the last three fiscal years and the most recent nine month fiscal period.

        We incurred net losses of $162.5 million, $85.1 million, $209.7 million and $299.7 million in 2014, 2013, 2012 and the nine months ended September 30, 2015, respectively, and had an accumulated deficit of $1,392.9 million as of September 30, 2015. Our operating expenses may increase in the foreseeable future as we continue to expand our operations and the Laureate International Universities network. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset any higher expenses. Any failure to increase our revenues could prevent us from attaining profitability. We cannot be certain that we will be able to attain profitability on a quarterly or annual basis. If we are unable to manage these risks and difficulties effectively as we encounter them, our business, financial condition and results of operations may be materially adversely affected.

We may not be able to identify, acquire or establish control of, and integrate additional higher education institutions, or effectively integrate previously acquired institutions, which could materially adversely affect our growth.

        We have previously relied on, and we expect to continue to rely on, acquisitions as an element of our growth. During the nine months ended September 30, 2015, we made two acquisitions totaling $11.0 million. In 2014, we made three acquisitions totaling $469.2 million, in 2013, we made four acquisitions totaling $321.7 million, in 2012, we made two acquisitions totaling $8.6 million, in 2011, we made six acquisitions totaling $58.9 million and in 2010 we made four acquisitions totaling $153.0 million, including debt assumed. However, there is no assurance that we will be able to continue to identify suitable acquisition candidates or that we will be able to acquire or establish control of any acquisition candidate on favorable terms, or at all. In addition, in many countries, the approval of a regulatory agency is needed to acquire or operate a higher education institution, which we may not be able to obtain. Furthermore, there is no assurance that any acquired institution can be integrated into our operations successfully or be operated profitably. Acquisitions involve a number of risks, including:

  •
  diversion of management's time and resources;

  •
  adverse short-term effects on reported operating results;

  •
  competition from other acquirors, which could lead to higher prices and lost opportunities;

  •
  cultural issues related to acquisition of closely held institutions in countries around the world;

  •
  failures of due diligence during the acquisition process;

  •
  integration of acquired institutions' operations, including reporting systems and internal controls; and

  •
  loss of key employees of the acquired business.

        If we do not make acquisitions or make fewer acquisitions than we have historically, or if our acquisitions are not managed successfully, our growth and results of operations may be materially adversely affected.

We may not be able to successfully establish new higher education institutions, which could materially adversely affect our growth.

        We have entered new markets primarily through acquisitions. As part of our expansion strategy, we may establish new higher education institutions in some markets where there are no suitable acquisition targets. We have only limited experience in establishing new institutions, such as the establishment of our universities in Morocco and Australia, and there is no assurance that we will be able to do this successfully or profitably. Establishing new institutions poses unique challenges and will require us to make investments in management, capital expenditures, marketing activities and other resources that are different, and in some cases may be greater, than those made to acquire and then operate an existing institution. To open a new institution, we will also be required to obtain appropriate governmental approvals, including a new license, which may take a substantial period of time to obtain. If we are unable to establish new higher education institutions successfully, our growth may be materially adversely affected.

Our success depends substantially on the value of the local brands of each of our institutions as well as the Laureate International Universities network brand, which may be materially adversely affected by changes in current and prospective students' perception of our reputation and the use of social media.

        Each of our institutions has worked hard to establish the value of its individual brand. Brand value may be severely damaged, even by isolated incidents, particularly if the incidents receive considerable negative publicity. There has been a marked increase in use of social media platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications that allow individuals access to a broad audience of interested persons. We believe students and prospective employers value readily available information about our institutions and often act on such information without further investigation or authentication, and without regard to its accuracy. In addition, many of our institutions use the Laureate name in promoting their institutions and our success is dependent in large part upon our ability to maintain and enhance the value of the Laureate and Laureate International Universities brands. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information concerning our company and our institutions may be posted on such platforms and devices at any time. Information posted may be materially adverse to our interests, it may be inaccurate, and it may harm our performance, prospects and business.

Our reputation may be negatively influenced by the actions of other for-profit and private institutions.

        In recent years, there have been a number of regulatory investigations and civil litigation matters targeting post-secondary for-profit education institutions in the United States and private higher education institutions in other countries, such as Chile. These investigations and lawsuits have alleged, among other things, deceptive trade practices, false claims against the United States and noncompliance with state and DOE regulations, and breach of the requirement that universities in Chile be operated as not-for-profit institutions. These allegations have attracted adverse media coverage and have been the subject of federal and state legislative hearings and investigations in the United States and in other countries. Allegations against the post-secondary for-profit and private education sectors may affect general public perceptions of for-profit and private educational institutions, including institutions in the Laureate International Universities network and us, in a negative manner. Adverse media coverage regarding other for-profit or private educational institutions or regarding us directly could damage our reputation, reduce student demand for our programs, materially adversely affect our revenues and operating profit or result in increased regulatory scrutiny.

Growing our online academic programs could be difficult for us.

        We anticipate significant future growth from online courses we offer to students, particularly in emerging markets. The expansion of our existing online programs, the creation of new online programs and the development of new fully online or hybrid programs may not be accepted by students or employers, or by government regulators or accreditation agencies. In addition, our efforts may be materially adversely affected by increased competition in the online education market or because of problems with the performance or reliability of our online program infrastructure. There is also increasing development of online programs by traditional universities, both in the public and private sectors, which may have more consumer acceptance than programs we develop, because of lower pricing or greater perception of value of their degrees in the marketplace, which may materially adversely affect our business, financial condition and results of operations.

Our success depends, in part, on the effectiveness of our marketing and advertising programs in recruiting new students.

        In order to maintain and increase our revenues and margins, we must continue to develop our admissions programs and attract new students in a cost-effective manner. Over the last several years, in support of our admissions efforts in all the countries in which we operate, we have increased the amounts spent globally on marketing and advertising from $246.8 million in 2012 to $290.8 million in 2014, and we anticipate that this trend will continue. As part of our marketing and advertising, we also subscribe to lead-generating databases in certain markets, the cost of which is expected to increase. The level of marketing and advertising and types of strategies used are affected by the specific geographic markets, regulatory compliance requirements and the specific individual nature of each institution and its students. The complexity of these marketing efforts contributes to their cost. If we are unable to advertise and market our institutions and programs successfully, our ability to attract and enroll new students could be materially adversely affected and, consequently, our financial performance could suffer. We use marketing tools such as the Internet, radio, television and print media advertising to promote our institutions and programs. Our representatives also make presentations at upper secondary schools. Additionally, we rely on the general reputation of our institutions and referrals from current students, alumni and employers as a source of new enrollment. Among the factors that could prevent us from marketing and advertising our institutions and programs successfully are the failure of our marketing tools and strategies to appeal to prospective students, regulatory constraints on marketing, current student and/or employer dissatisfaction with our program offerings or results and diminished access to upper secondary campuses. In addition, in certain instances, local regulatory authorities set quotas each year for how many students we may enroll, which may further limit our ability to recruit new students or maintain our present enrollment level. In some of the countries in which we operate, enrollment growth in degree-granting, higher education institutions is slowing or is expected to slow. In order to maintain current growth rates, we will need to attract a larger percentage of students in existing markets and increase our addressable market by adding locations in new markets and rolling out new academic programs. Any failure to accomplish this may have a material adverse effect on our future growth.

Our institutions are subject to uncertain and varying laws and regulations, and any changes to these laws or regulations may materially adversely affect our business, financial condition and results of operations.

        Higher education is regulated to varying degrees and in different ways in each of the countries in which we operate an institution. In general, our institutions must have licenses, approvals, authorizations, or accreditations from various governmental authorities and accrediting bodies. These licenses, approvals, authorizations, and accreditations must be renewed periodically, usually after an evaluation of the institution by the relevant governmental authorities or accrediting bodies. These periodic evaluations could result in limitations, restrictions, conditions, or withdrawal of such licenses, approvals, authorizations or accreditations, which could have a material adverse effect on our business, financial condition and results of operations. In some countries in which we operate, there is a trend toward making continued licensure or accreditation based on successful student outcomes, such as employment, which may be affected by many factors outside of our control. Once licensed, approved, authorized or accredited, some of our institutions may need approvals for new campuses or to add new degree programs.

        All of these regulations and their applicable interpretations are subject to change. Moreover, regulatory agencies may scrutinize our institutions because they are owned or controlled by a U.S.-based for-profit corporation. Outside the United States, we may be particularly susceptible to such treatment because, in several of the countries in which we operate, our institutions are among the largest private institutions and have a substantial share of the higher education market. Changes in applicable regulations may cause a material adverse effect on our business, financial condition and results of operations.

        Changes in laws governing student financing could affect the availability of government-sponsored financing programs for our non-U.S. students, such as the Crédito con Aval del Estado (the "CAE Program"), a government-sponsored student loan program in Chile, the Fundo de Financiamento Estudantil ("FIES"), a government-sponsored loan program in Brazil, and the Programa Universidade

Para Todos ("PROUNI") in Brazil, all of which are offered by governments as a means of increasing student access to post-secondary education programs. If those programs are changed, or if our institutions or our students are no longer permitted to participate in those programs, it could cause a material adverse effect on our business, financial condition and results of operations. For example, in December 2014, the Brazilian government announced a number of changes to FIES beginning in 2015. These changes limit the number of new participants and the amount spent on the program, and delay payments to the post-secondary institutions that would otherwise have been due in 2015. For more information on the CAE Program, FIES and PROUNI, see "—If students who avail themselves of government-sponsored student financing programs in certain countries do not graduate and subsequently default on their loans, we may be responsible for repaying a significant portion of their loans" and "Business—Our Operating Segments—LatAm—Government-Sponsored Student Financing Programs." As another example, in October 2013, one of our institutions in Chile, Universidad de Las Américas ("UDLA Chile"), was notified by the National Accreditation Commission that its institutional accreditation would not be renewed. UDLA Chile appealed this decision but received a final determination that the appeal was denied on January 22, 2014. Institutional accreditation is required for new students to be eligible to participate in the CAE Program. For more information about possible changes in government regulation of higher education in Chile, including possible changes to student financing programs, see "—Political and regulatory developments in Chile may materially adversely affect our operations" and "Industry Regulation—Chilean Regulation—Recent Developments." In December 2015, the Australian parliament adopted legislation that will impose limits on government financing of vocational education beginning in January 2016, and the Australian government announced that it plans to fundamentally redesign the vocational education fee help scheme in the near future. While we are unable to predict what changes may be adopted, any such redesign could materially affect our business, financial condition and results of operations. See "Business—Our Operating Segments—AMEA—Government-Sponsored Student Financing Programs."

        The laws of the countries where we own or control institutions and expect to acquire ownership or control of institutions in the future must permit both private higher education institutions and foreign ownership or control of them. For political, economic or other reasons, a country could decide to change its laws to prohibit private higher education institutions or foreign ownership or control. If this change occurred, we could be forced to sell an institution at a price that could be lower than its fair market value or relinquish control of an institution. Therefore, a forced sale or relinquishment of control could materially adversely affect our business, financial condition and results of operations.

        For a full description of the laws and regulations affecting our higher education institutions in the United States ("U.S. Institutions"), and the impact of those laws and regulations on the operations of our U.S. Institutions, including the ability of our U.S. Institutions to continue to access U.S. federal student aid funding sources, see "—Risks Relating to Our Highly Regulated Industry in the United States" and "Industry Regulation—U.S. Regulation." Our institutions located outside the United States also participate in various student financial aid programs offered by the countries in which they operate.

Political and regulatory developments in Chile may materially adversely affect our operations.

        As a consequence of student protests and political disturbances, during 2011 and 2012, the former Chilean government announced several proposed reforms to the higher education system. The reforms, if they had been adopted, could have included changing the current accreditation system to make it more demanding, revising the student financing system to provide a single financing system for students in all higher education institutions (replacing the CAE Program), establishing a system of information transparency for higher education, creating an agency to promote accountability by higher education institutions, changing certain corporate governance rules for universities (such as the need for a minimum number of independent directors), and establishing procedures for the approval of transactions between higher education institutions and related parties. Other legislative reforms were promoted by members of the Chilean Congress but were not supported by the previous Chilean government, including proposals to restrict related party transactions between higher education institutions and entities that control them. In November and December 2013, Chile held national elections. The presidential election was won by former president Michelle Bachelet, who assumed office on March 11, 2014, and a political coalition led by Ms. Bachelet won the elections for both houses of the Chilean Congress, in each case for four years beginning on March 11, 2014. Although the election platform of the new government mentioned that stronger regulation of higher education was required, it did not contain specific commitments with respect to the abovementioned reforms, other than the creation of a special agency to oversee higher education institutions' compliance with law and regulations. In the second quarter of 2014, the new government announced the withdrawal of all of the prior administration's higher education proposals and its intent to submit new bills to the Chilean Congress during the second half of 2014. No such legislation has been introduced yet and, in September 2015, the Minister of Education announced that no legislation on higher education reform would be submitted to Congress before December 2015 at the earliest. We anticipate that any proposed legislation would, if adopted, introduce significant changes to the regulatory environment for higher education in Chile.

        On July 14, 2015, the Ministry of Education published on its website a "working document" ("Documento de Trabajo") entitled "Bases for Reform to the National System of Higher Education," in which it set out a proposed framework for the higher education legislation that it is considering introducing and requested public comment on the proposals not later than August 20, 2015. The principal elements of the proposal include a new regulatory framework for higher education (including a Superintendency of Higher Education), a mandatory common admissions process for all higher education institutions, a mandatory unified accreditation system for all institutions and programs, a new public financing system with the ultimate goal of providing free tuition for all undergraduate students at qualifying higher education institutions that choose to participate, and a prohibition on related party transactions. In order for a higher education institution to be eligible for its undergraduate students to receive free tuition, among other things, the institution would have to be organized as a not-for-profit entity, not have any for-profit entities as members or sponsors of the institution, and own a specified percentage of its fixed assets (which percentage has not yet been specified). The proposals described in the Documento de Trabajo have not yet been transformed into a legislative proposal and we cannot predict whether any legislative proposal that the Ministry of Education introduces would contain any or all of these terms, or that the Chilean Congress would enact any such legislative proposal. However, if these proposals, or other reform proposals that may be made, were to be enacted, it could have a material adverse effect on our results of operations and financial condition.

        The Chilean Congress also recently approved legislation that provides for the appointment of a provisional administrator or closing administrator to handle the affairs of failing universities or universities found to have breached their bylaws. If the Ministry of Education were to determine that one of the universities in Chile that is part of the Laureate International Universities network had violated its bylaws, it could appoint a provisional administrator for that university causing us to lose our rights to control that institution, which could have a material adverse effect on our results of operations and financial condition.

        In June 2012, an investigative committee of the Chilean Chamber of Deputies issued a preliminary report on the Chilean higher education system alleging that certain universities, including the three universities that Laureate controls in Chile, have not complied with the requirements of Chilean law that universities be not-for-profit. Among the irregularities cited in the report are high salaries to board members or top executives, outsourcing of services to related parties, and that universities are being bought and sold by foreign and economic groups. The investigative committee referred its report to the Ministry of Education and to the Public Prosecutor of Chile to determine whether there has been any violation of the law. The Public Prosecutor has appointed a regional prosecutor to investigate whether any criminal charges should be brought for alleged violations of the laws on higher education. On July 19, 2012, the Chilean Chamber of Deputies rejected the report of the investigative committee. In December 2012, in light of the criminal prosecution of the former president of the National Accreditation Commission for alleged bribery, the Chilean Chamber of Deputies mandated its Education Commission to be an investigative committee regarding the functioning of the National Accreditation Commission, especially with respect to compliance with the National Accreditation Commission's duty to oversee higher education entities. The Education Commission delivered a report, which was approved by the Chamber of Deputies on October 1, 2013, containing several recommendations to improve regulation of the higher education accreditation system. Additionally, the Chilean Chamber of Deputies approved the creation of a special investigative committee to resume the investigation of higher education performed by the investigative committee that issued the June 2012 report that was previously rejected by the Chamber of Deputies. On January 15, 2014, that investigative committee approved a new report recommending, among other things, improvements to the Chilean higher education system regulations, amendments to the higher education financing system, particularly the CAE Program, imposition of criminal penalties for violation of the requirement that universities be not-for-profit, and support of legislation that would prohibit related party transactions, prohibit the transfer of control of universities, and require universities to have independent board members. The report was approved by the full Chamber of Deputies on April 1, 2014. If the Chilean Congress were to approve legislation implementing the recommendations in this report, it could have a material adverse effect on our results of operations and financial condition.

        On February 18, 2014, the Ministry of Education disclosed that on November 15, 2013 and February 11, 2014, it had initiated internal investigations into UDLA Chile and Universidad Andrés Bello ("UNAB"), respectively. The investigations were initiated upon referrals from the National Education Council and the National Accreditation Commission, which had conveyed to the Ministry of Education their concerns regarding certain agreements entered into by UDLA Chile and UNAB with their controlling entities, including concerns about the amount and real use made by the universities of the services provided under those agreements. The investigations are an initial step by the Ministry of Education to determine whether the Ministry should begin formal sanction proceedings against the universities. The Ministry of Education also disclosed that it has delivered relevant documentation on the matter to the Public Prosecutor. In May 2014, Servicio de Impuestos Internos Chile ("SII"), the Chilean tax authority, instituted an audit of Universidad Viña del Mar, UNAB and UDLA Chile questioning whether they had regularly paid their taxes as non-profit entities for the period from 2011 to 2014, specifically in relation to their financial dealings with Laureate for-profit entities. Any non-compliance with the non-profit laws would subject them to the payment of additional taxes and penalties. As of August 2015, SII had notified all three institutions that its audit detected "no differences" in the taxes paid and the taxes owed, and provided a written closure letter to each of the institutions.

        While we believe that all of our institutions in Chile are operating in full compliance with Chilean law, we cannot predict the extent or outcome of any educational reforms that may be implemented in Chile, whether the Ministry of Education or the Public Prosecutor will take any action in response to the reports of the Chamber of Deputies investigative committees, or what outcome may result from any investigations undertaken by the Ministry of Education, the Public Prosecutor or the SII in response to the referrals from the National Education Council and National Accreditation Commission. Depending upon how these reforms are defined and implemented, or upon the outcome of any investigation by the Chilean authorities in response to the report, there could be a material adverse effect on our business. Any disruption to our operations in Chile would have a material adverse effect on our financial condition and results of operations. Similar reforms in other countries in which we operate could also have a material adverse effect on our financial condition and results of operations.

Our right to receive economic benefits from certain of the institutions that are organized as not-for-profit or non-stock entities, and that we account for as variable interest entities, may be limited.

        We have obtained board and operating control and controlling financial interests in entities outside the United States that are educational institutions similar to U.S. not-for-profit, non-stock universities. Under applicable law, these institutions do not have recognized "owners" or shareholders, and generally cannot declare dividends or distribute their net assets to us. For accounting purposes, we have determined that these institutions are Variable Interest Entities ("VIEs") under GAAP and that we are the primary beneficiary of these VIEs. Maintenance of our interest in the VIE institutions, and our ability to receive economic benefits from these entities, is based on a combination of (1) service agreements that other Laureate entities have with the VIE institutions, allowing the institutions to access the benefits of the Laureate International Universities network and allowing us to recognize economies of scale throughout the network, (2) our ability to provide these entities with opportunities to invest for market returns in education-related real estate entities globally and (3) our ability to transfer our rights to govern the VIE institutions, or the entities that possess those rights, to other parties, which would yield a return if and when these rights are transferred. In limited circumstances, we may have rights to the residual assets in liquidation. Under the mutually agreed service agreements, we are paid at market rates for providing services to institutions such as access to content, support with curriculum design, professional development, student exchange, access to dual degree programs, affiliation and access to the Laureate International Universities network, and management, legal, tax, finance, accounting, treasury, use of real estate and other services. While we believe these arrangements conform to applicable law, the VIE institutions are subject to regulation by various agencies based on the requirements of local jurisdictions. These agencies, as well as local legislative bodies, review and update laws and regulations as they deem necessary or appropriate. We cannot predict the form of any laws that may be enacted, or regulations that ultimately may be adopted in the future, or what effects they might have on our results of operations, financial condition and cash flows. If local laws or regulations were to change, the VIE institutions were found to be in violation of existing local laws or regulations, or regulators were to question the financial sustainability of the VIE institutions and/or whether the contractual arrangements were at fair value, local government agencies could, among other actions:

  •
  revoke the business licenses and/or accreditations of the VIE institutions;

  •
  void or restrict related party transactions, such as the contractual arrangements between us and the VIE institutions;

  •
  impose fines that significantly impact business performance or other requirements with which the VIE institutions may not be able to comply;

  •
  require us to change the governance structures of the VIE institutions, such that we would no longer maintain control of the VIE institutions; or

  •
  disallow a transfer of our rights to govern the VIE institutions, or the entities that possess those rights, to a third party for consideration.

        If we are unable to receive economic benefits from these institutions, it would have a material adverse effect on our results of operations and financial condition. In addition, if we are unable or limited in our ability to receive economic benefits from these institutions, we may be unable to consolidate the VIE institutions into our consolidated financial statements or we may be limited in our ability to recognize all of the institutions' earnings in our consolidated statements of operations.

Our ability to control our institutions may be materially adversely affected by changes in laws affecting higher education in certain countries in which we operate.

        Our institutions are governed by the higher education laws of the various countries in which we operate, which may be amended or interpreted in ways that affect our ability to maintain control over the institutions through our ability to appoint the members of the institutions' governing bodies. If we are unable to maintain our rights of control of appointments to those governing bodies, our ability to realize economic benefits from these institutions may be severely limited, including not being able to transfer control of the institutions in a way that would yield us a return on our investment or not being able to implement or maintain service agreements with those institutions.

        It is possible that the governance and control structures that we implement at a specific institution to comply with local laws and regulations would not allow us to meet the standards for consolidation of that institution's financial statements into our own consolidated financial statements. If we determine that we do not control an institution or otherwise meet the standards for consolidation, deconsolidation of that institution would be required. In that event, or if our controlling financial interest in that institution is impaired, it could have a material adverse effect on our business, financial condition and results of operations.

        For example, in the second half of 2010, Ecuador adopted a new higher education law that, upon its implementation, required us to modify the governance structure of our institution in that country. While the constitutionality of certain provisions of the higher education law is currently being challenged in Ecuador's court system, the law has been implemented. In the fourth quarter of 2012, the Consejo de Educación Superior (the "CES"), the relevant regulatory body, commenced reviewing and issuing comments on bylaws submitted by other Ecuadorian higher education institutions, implementing and enforcing the co-governance provisions of the new law. In accordance with ASC 810-10-15-10, we believed that control no longer resided with Laureate given the governmentally imposed uncertainties. As a result, UDLA Ecuador was deconsolidated in the fourth quarter of 2012 and a loss of $43.7 million was recorded in loss from regulatory changes in the consolidated statement of operations. This loss represented our initial investment on the leveraged buyout date in the Ecuadorian institution of $17.9 million, as well as $25.8 million of accumulated earnings from the leveraged buyout date to the date of deconsolidation. The CES approved UDLA Ecuador's new bylaws complying with the 2010 law in September 2014 and we no longer control UDLA Ecuador, although we maintain contractual arrangements with the institution.

Our business may be materially adversely affected by a general economic slowdown or recession.

        Many countries around the world have recently experienced reduced economic activity, increased unemployment, substantial uncertainty about their financial services markets and, in some cases, economic recession. These events may reduce the demand for our programs among students, which could materially adversely affect our business, financial condition, results of operations and cash flows. These adverse economic developments also may result in a reduction in the number of jobs available to our graduates and lower salaries being offered in connection with available employment which, in turn, may result in declines in our placement and retention rates. For example, in the United States, our professional-oriented graduate programs, such as master's degrees in teaching, are directly affected by the employment and promotion prospects for persons with advanced degrees. Efforts by states in recent years to reduce education funding by laying off younger teachers and curtailing pay increases for remaining teachers may have a material adverse effect on our ability to attract and retain students in our graduate education programs. In addition, in 2014 we generated approximately 84% of our revenues outside the United States, including approximately 57% of our revenues from our LatAm segment. As a result, any general economic slowdown or recession that disproportionately impacts the countries in which our institutions operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The higher education market is very competitive, and we may not be able to compete effectively.

        Higher education markets around the world are highly fragmented and are very competitive and dynamic. Our institutions compete with traditional public and private colleges and universities and other proprietary institutions, including those that offer online professional-oriented programs. In each of the countries where we operate a private institution, our primary competitors are public and other private universities, some of which are larger, more widely known and have more established reputations than our institutions. Some of our competitors in both the public and private sectors may have greater financial and other resources than we have and have operated in their markets for many years. We also face potential competition from alternative education providers that prioritize open access education to students. A number of these providers have been formed recently to provide online curriculum from leading academics at little or no cost to the student. If this new modality is successful, it could disrupt the economics of the current education model (both for-profit and not-for-profit institutions). Other competitors may include large, well-capitalized companies that may pursue a strategy similar to ours of acquiring or establishing for-profit institutions. Public institutions receive substantial government subsidies, and public and private not-for-profit institutions have access to government and foundation grants, tax-deductible contributions and other financial resources generally not available to for-profit institutions. Accordingly, public and private not-for-profit institutions may have instructional and support resources superior to those in the for-profit sector, and public institutions can offer substantially lower tuition prices or other advantages that we cannot match.

        Any of these large, well-capitalized competitors may make it more difficult for us to acquire institutions as part of our growth strategy. They may also be able to charge lower tuitions or attract more students, which would adversely affect our growth and the profitability of our competing institutions. There is also an increased ability of traditional universities to offer online programs and we expect competition to increase as the online market matures. This may create greater pricing or operating pressure on us, which could have a material adverse effect on our institutions' enrollments, revenues and profit margins. We may not be able to compete successfully against current or future competitors and may face competitive pressures that could have a material adverse effect on our business, financial condition and results of operations.

If our graduates are unable to obtain professional licenses or certifications required for employment in their chosen fields of study, our reputation may suffer and we may face declining enrollments and revenues or be subject to student litigation.

        Certain of our students require or desire professional licenses or certifications after graduation to obtain employment in their chosen fields. Their success in obtaining such licensure depends on several factors, including the individual merits of the student, whether the institution and the program were approved by the relevant government or by a professional association, whether the program from which the student graduated meets all governmental requirements and whether the institution is accredited. If one or more governmental authorities refuses to recognize our graduates for professional licensure in the future based on factors relating to us or our programs, the potential growth of our programs would be negatively affected, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we could be exposed to litigation that would force us to incur legal and other expenses that could have a material adverse effect on our business, financial condition and results of operations. For example, in 2013 and 2015, several groups of current and former students filed four separate lawsuits against University of St. Augustine for Health Sciences ("St. Augustine") relating to matters arising before we acquired that institution in November 2013. The allegations relate to a program that was launched in May 2011 and, at the time, offered a "Master of Orthopaedic Physician's Assistant Program" degree. The plaintiffs in these matters allege that the university misrepresented their ability to practice as licensed Physician Assistants with a heightened specialty in orthopaedics. See "Business—Legal Proceedings" for more information. See also "—Risks Relating to Our Highly Regulated Industry in the United States—The inability of our graduates to obtain licensure or other specialized outcomes in their chosen professional fields of study could reduce our enrollments and revenues, and potentially lead to litigation that could be costly to us."

Our business may be materially adversely affected if we are not able to maintain or improve the content of our existing academic programs or to develop new programs on a timely basis and in a cost-effective manner.

        We continually seek to maintain and improve the content of our existing academic programs and develop new programs in order to meet changing market needs. Revisions to our existing academic programs and the development of new programs may not be accepted by existing or prospective students or employers in all instances. If we cannot respond effectively to market changes, our business may be materially adversely affected. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs as quickly as students or employers require or as quickly as our competitors are able to introduce competing programs. Our efforts to introduce a new academic program may be conditioned or delayed by requirements to obtain foreign, federal, state and accrediting agency approvals. The development of new programs and courses, both conventional and online, is subject to requirements and limitations imposed by the governmental regulatory bodies of the various countries in which our institutions are located, including the DOE, state licensing agencies and the relevant accrediting bodies. The imposition of restrictions on the initiation of new educational programs by regulatory agencies may delay such expansion plans. If we do not respond adequately to changes in market requirements, our ability to attract and retain students could be impaired and our financial results could suffer.

        Establishing new academic programs or modifying existing academic programs also may require us to make investments in specialized personnel and capital expenditures, increase marketing efforts and reallocate resources away from other uses. We may have limited experience with the subject matter of new programs and may need to modify our systems and strategy. If we are unable to increase the number of students, offer new programs in a cost-effective manner or otherwise manage effectively the operations of newly established academic programs, our business, financial condition and results of operations could be materially adversely affected.

Failure to keep pace with changing market needs and technology could harm our ability to attract students.

        The success of our institutions depends to a significant extent on the willingness of prospective employers to hire our students upon graduation. Increasingly, employers demand that their employees possess appropriate technological skills and also appropriate "soft" skills, such as communication, critical thinking and teamwork skills. These skills can evolve rapidly in a changing economic and technological environment. Accordingly, it is important that our educational programs evolve in response to those economic and technological changes. The expansion of existing academic programs and the development of new programs may not be accepted by current or prospective students or by the employers of our graduates. Students and faculty increasingly rely on personal communication devices and expect that we will be able to adapt our information technology platforms and our educational delivery methods to support these devices and any new technologies that may develop. Even if our institutions are able to develop acceptable new programs and adapt to new technologies, our institutions may not be able to begin offering those new programs and technologies as quickly as required by prospective students and employers or as quickly as our competitors begin offering similar programs. If we are unable to adequately respond to changes in market requirements due to regulatory or financial constraints, unusually rapid technological changes or other factors, our ability to attract and retain students could be impaired, the rates at which our graduates obtain jobs involving their fields of study could suffer and our results of operations and cash flows could be materially adversely affected.

If students who avail themselves of government-sponsored student financing programs in certain countries do not graduate and subsequently default on their loans, we may be responsible for repaying a significant portion of their loans.

        Our accredited Chilean institutions participate in a Chilean government-sponsored student financing program known as the CAE Program. The program was implemented by the Chilean government in 2006 to promote higher education in Chile for lower socio-economic level students with good academic standing. The CAE Program involves tuition financing and guarantees that are shared by our institutions and the government. As part of the program, our institutions provide guarantees resulting in contingent liabilities to third-party financing institutions, beginning at 90% of the tuition loans made directly to qualified students enrolled through the CAE Program and declining to 60%. The guarantees by our institutions are for the period in which the student is enrolled, and the guarantees are assumed entirely by the government upon the student's graduation. Additionally, when a student leaves one of our institutions and enrolls in another CAE-qualified institution, our institution will remain the guarantor of the tuition loans that have been granted to the student up to such date, and until the student's graduation from the new CAE-qualified institution. Assuming that all students at our institutions who are in the CAE Program, and all students who left our institutions and were part of the CAE Program, do not graduate, and that all of those students default on the full amount of the CAE-qualified loan balances, the maximum potential amount of payments our institutions could be required to make under the CAE Program was approximately $420 million at September 30, 2015. As of September 30, 2015, we had recorded $21.0 million as estimated guarantee liabilities for these obligations. If a significant portion of our students who participate in the CAE Program were to default, the financial condition and results of operations of each participating institution would be materially adversely affected.

        Similarly, students at substantially all of our Brazilian institutions are participating in a Brazilian government program known as FIES. FIES is a federal program established to provide financing to students enrolled in private institutions of higher education that meet certain academic standards and whose household incomes per capita relative to the cost of tuition are below a certain level. Under FIES, the government loans a portion of the tuition to eligible students, some of whom are required to name a guarantor to underwrite their loan. The government then pays the corresponding loan amount to the higher education institution in special bonds that the institution may use to pay its national social security tax and certain other federal taxes or, if the institution has a tax clearance certificate, that the institution can sell for cash in a public auction conducted by a government-sponsored bank. Under FIES, if a student defaults on his or her repayment of a FIES loan, and the guarantor does not fulfill its guarantee, the higher education institution is responsible for repaying up to 15% of the related delinquency (30% if an institution has one or more open tax disputes that are not being defended in compliance with the applicable security/bond requirements). If participation by our Brazilian students in FIES increases, and a significant portion of our participating students in the program were to default and their respective guarantors were to fail to fulfill the terms of their guarantee, or if the defaulting student was not required to provide a guarantor, our financial condition and results of operations could be materially adversely affected. In addition, if any institution were involved in a tax dispute with the Brazilian government, and such institution were not defending the suit in compliance with the applicable security/bond requirements, the amount of the guarantee would increase to 30%, which could materially adversely affect our business, financial condition and results of operations.

Regulatory changes that affect the timing of government-sponsored student aid payments or receipt of government-sponsored financial aid could materially adversely affect our liquidity.

        New regulations may change the timing for the collection of government-sponsored student aid payments from our students. For example, in December 2014, regulators in Brazil announced several significant rule changes to FIES beginning in 2015. These changes raise the eligibility requirements, reduce the annual budget for the program and delay payments to the post-secondary institutions that would otherwise have been due in 2015. Such a delay in tuition payments from government-sponsored programs may negatively affect our liquidity and we may require additional working capital or third-party funding to finance our operations. See "Business—Our Operating Segments—LatAm—Government–Sponsored Student Financing Programs." See also "—Risks Relating to our Highly Regulated Industry in the United States—The DOE may change our U.S. Institutions' method of receiving Title IV program funds, which could materially affect our liquidity."

We may face increased costs and operational difficulties if any of our international institutions are not permitted to pay commissions, bonuses or other incentive payments to persons responsible for certain recruiting or admission activities.

        Some of our international institutions, such as our hospitality management institutions in Switzerland, which are accredited by one of the U.S. regional accreditation agencies, pay commissions, bonuses or other incentive payments to employees and contractors who recruit non-Title IV program eligible students in other non-U.S. countries. As these students are not eligible for U.S. government funding under Title IV programs, this has historically not been restricted under the Higher Education Act of 1965, as amended (the "HEA"), and the regulations of the DOE. However, it is possible that, in the future, certain regulatory agencies may restrict all institutions from paying incentive compensation to student recruiters for those non-U.S. students who are not eligible to participate in Title IV programs. If that were to happen, we would need to restructure our international recruiting programs for these institutions, which could result in increased costs and decreased international student enrollments, which could materially adversely affect our results of operations.

We may have exposure to greater-than-anticipated tax liabilities.

        As a multinational corporation, we are subject to income taxes as well as non-income based taxes in the United States and various foreign jurisdictions.

        Our future income taxes could be materially adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statutory tax rates and higher than anticipated in jurisdictions where we have higher statutory tax rates. In addition, changes in the valuation of our deferred tax assets and liabilities, or changes in tax laws, regulations and accounting principles, could have a material adverse effect on our future income taxes. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. We have not recorded any deferred tax liabilities for undistributed foreign earnings either because of legal restrictions on distributions or because our historical strategy was to reinvest these earnings outside the United States. As circumstances change and if some or all of these undistributed foreign earnings are remitted to the United States, we will be required to recognize deferred tax liabilities on those amounts.

        We earn a significant amount of our income from subsidiaries located in countries outside the United States, and any repatriation of funds currently held in foreign jurisdictions may result in higher effective tax rates for our company. In addition, there have been proposals to change U.S. tax laws that would significantly impact how U.S. multinational corporations are taxed on foreign earnings. Although we cannot predict whether or in what form this proposed legislation may pass, if enacted it could have a material adverse effect on our tax expense and cash flows.

        Additionally, in certain countries in which we operate, higher education institutions are either exempt from paying certain taxes, including income taxes, or pay taxes at significantly reduced rates. This includes certain of our higher education institutions that are organized as VIEs, similar to not-for-profit institutions in the United States. If we were to lose this favorable tax treatment, either because a VIE institution is converted into a for-profit shareholder-owned entity, or because of a change in local tax laws, our tax liabilities could increase materially.

        We are subject to regular review and audit by both domestic and foreign tax authorities. Any adverse outcome of such a review or audit could have a negative effect on our operating results and financial condition. We are also subject to non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the United States and various foreign jurisdictions. We are under regular audit by tax authorities with respect to these non-income based taxes and may have exposure to additional non-income based tax liabilities. Our acquisition activities have increased the volume and complexity of laws and regulations that we are subject to and with which we must comply.

        During 2010, we were notified by the Spanish Taxing Authorities ("STA") (in this case, by the Regional Inspection Office of the Special Madrid Tax Unit) that an audit of some of our Spanish subsidiaries was being initiated for 2006 and 2007. On June 29, 2012, the STA issued a final assessment to Iniciativas Culturales de España, S.L. ("ICE"), our Spanish holding company, for approximately EUR 12 million ($13.4 million at September 30, 2015), including interest, for those two years based on its rejection of the tax deductibility of financial expenses related to certain intercompany acquisitions and the application of the Spanish ETVE regime. On July 25, 2012, we filed a claim with the Regional Economic-Administrative Court challenging this assessment and, in the same month, we issued a cash-collateralized letter of credit for the assessment amount, in order to suspend the payment of the tax due. Further, in July 2013, we were notified by the STA (in this case, by the Central Inspection Office for Large Taxpayers) that an audit of ICE was also being initiated for 2008 through 2010. On October 19, 2015, the STA issued a final assessment to ICE for approximately EUR 17.2 million ($19.2 million at September 30, 2015), including interest, for those three years. We have appealed this assessment and, in order to suspend the payment of the tax assessment until the court decision, we issued a cash-collateralized letter of credit for the assessment amount plus interest and surcharges. We believe the assessments in this case are without merit and intend to defend vigorously against them.

        During the quarter ended June 30, 2015, we reassessed our position regarding the ICE tax audit matters as a result of recent adverse decisions from the Spanish Supreme Court and Spanish National Court on cases for taxpayers with similar facts, and determined that we could no longer support a more-likely-than-not position. As a result, during the second quarter of 2015, we recorded a provision totaling EUR 37.6 million ($42.1 million) for the period from January 1, 2006 through September 30, 2015. We plan to continue the appeals process for the periods already audited and assessed.

        Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially adversely affect our financial results in the period or periods for which such determination is made.

Market perceptions concerning the instability of the euro, the potential reintroduction of individual currencies within the Eurozone, or the potential dissolution of the euro entirely, could adversely affect our business and financial position.

        As a result of the credit crisis in Europe, in particular in Cyprus, Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility (the "EFSF") and the European Financial Stability Mechanism (the "EFSM") to provide funding to Eurozone countries in financial difficulties that seek such support. Throughout 2011, the EFSF and EFSM undertook a series of interventions to provide direct financing or other credit support to European governments. In 2012, certain Eurozone states announced austerity programs and other cost-cutting initiatives, and the EFSF was permitted to further expand its powers to provide direct loans to certain Eurozone financial institutions. Despite these measures, there can be no assurance that the recent market disruptions in Europe related to sovereign debt, including the increased cost of funding for certain governments and financial institutions, will not continue, nor can there be any assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilize the affected countries and markets in Europe or elsewhere.

        Uncertainty persists regarding the debt burden of certain Eurozone countries, including those in which we have higher education institutions, and the solvency of certain European financial institutions and their respective ability to meet future financial obligations. In 2015, Greece entered into extended negotiations with its international creditor institutions as to its request for additional assistance or relief in meeting its financial obligations. Uncertainty regarding this financial assistance and Greece's ability to meet its financial obligations led to the imposition of capital controls within Greece and the closing of the country's banks and stock exchanges for an extended period of time, all of which has caused a significant negative impact on the Greek economy. While we do not have any institutions in Greece, our institution in Cyprus (European University Cyprus) draws a significant proportion of its students from Greece, and may be adversely affected by the current and any future economic turmoil in Greece.

        In general, the protracted adverse market conditions in Europe have created doubts as to the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual member states. These and other concerns could lead to the reintroduction of individual currencies in one or more member states or, in more extreme circumstances, the possible dissolution of the euro entirely. Should the euro dissolve entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could materially adversely affect our business, financial condition and results of operations.

Our reported revenues and earnings may be negatively affected by the strengthening of the U.S. dollar and currency exchange rates.

        We report revenues, costs and earnings in U.S. dollars, while our institutions generally collect tuition in the local currency. Exchange rates between the U.S. dollar and the local currency in the countries where we operate institutions are likely to fluctuate from period to period. In 2014, approximately 84% of our revenues originated outside the United States. We translate revenues and other results denominated in foreign currencies into U.S. dollars for our consolidated financial statements. This translation is based on average exchange rates during a reporting period. The U.S. dollar has been strengthening against many international currencies, including the Brazilian real, euro and Mexican peso. For example, the Brazilian dollar-to-real spot exchange rate increased from 1:2.3621 on December 31, 2013 to 1:2.6576 on December 31, 2014 and 1:3.9475 on September 30, 2015. As the exchange rate of the U.S. dollar strengthens, our reported international revenues and earnings are reduced because foreign currencies translate into fewer U.S. dollars. For the year ended December 31, 2014, a hypothetical 10% adverse change in average annual foreign currency exchange rates, excluding the impacts of our derivatives, would have decreased our operating income and our Adjusted EBITDA by $16.7 million and $78.4 million, respectively. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Factors Affecting Comparability—Foreign Exchange."

        To the extent that foreign revenues and expense transactions are not denominated in the local currency and/or to the extent foreign earnings are reinvested in a currency other than their functional currency, we are also subject to the risk of transaction losses. We occasionally enter into foreign exchange forward contracts or other hedging arrangements to reduce the earnings impact of non-functional currency denominated non-trade receivables and debt and to protect the U.S. dollar value of our assets and future cash flows with respect to exchange rate fluctuations. Given the volatility of exchange rates, there is no assurance that we will be able to effectively manage currency transaction and/or translation risks. Therefore, volatility in currency exchange rates may have a material adverse effect on our business, financial condition, results of operations and cash flows.

        Currency exchange rates and our reported revenues and earnings may also be negatively affected by inflation or hyperinflation. If a country in which we operate is designated as a highly inflationary economy in the future under GAAP, the U.S. dollar would become the functional currency for our operations in that country. As a result, all gains and losses resulting from the remeasurement of the financial results of operations in such country and other transactional foreign exchange gains and losses would be reflected in our earnings, which could result in volatility within our earnings, rather than as a component of our comprehensive income within stockholders' equity. Hyperinflation in any of the countries in which we operate may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We experience seasonal fluctuations in our results of operations.

        Most of the institutions in our network have a summer break, during which classes are generally not in session and minimal revenues are recognized. In addition to the timing of summer breaks, holidays such as Easter also have an impact on our academic calendar. Operating expenses, however, do not fully correlate to the enrollment and revenue cycles, as the institutions continue to incur expenses during summer breaks. Given the geographic diversity of our institutions and differences in timing of summer breaks, our second and fourth quarters are stronger revenue quarters as the majority of our institutions are in session for most of these respective quarters. Our first and third fiscal quarters are weaker revenue quarters because the majority of our institutions have summer breaks for some portion of one of these two quarters. Because a significant portion of our expenses do not vary proportionately with the fluctuations in our revenues, our results in a particular fiscal quarter may not indicate accurately the results we will achieve in a subsequent quarter or for the full fiscal year.

Connectivity constraints or system disruptions to our computer networks could have a material adverse effect on our ability to attract and retain students.

        We run the online operations of our institutions on different platforms, which are in various stages of development. The performance and reliability of these online operations are critical to the reputation of our institutions and our ability to attract and retain students. Any computer system error or failure, or a sudden and significant increase in traffic on our institutions' computer networks may result in the unavailability of these computer networks. In addition, any significant failure of our computer networks could disrupt our on-campus operations. Individual, sustained or repeated occurrences could significantly damage the reputation of our institutions' operations and result in a loss of potential or existing students. Additionally, the computer systems and operations of our institutions are vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and other catastrophic events and network and telecommunications failures. The disaster recovery plans and backup systems that we have in place may not be effective in addressing a natural disaster or catastrophic event that results in the destruction or disruption of any of our critical business or information technology and infrastructure systems. As a result of any of these events, we may not be able to conduct normal business operations and may be required to incur significant expenses in order to resume normal business operations. As a result, our revenues and results of operations may be materially adversely affected.

We rely on computer systems for financial reporting and other operations and any disruptions in our systems would materially adversely affect us.

        We rely on computer systems to support our financial reporting capabilities, including our SSOs, and other operations. As with any computer systems, unforeseen issues may arise that could affect our ability to receive adequate, accurate and timely financial information, which in turn could inhibit effective and timely decisions. Furthermore, it is possible that our information systems could experience a complete or partial shutdown. If such a shutdown occurred, it could materially adversely affect our ability to report our financial results in a timely manner or to otherwise operate our business.

The personal information that we collect may be vulnerable to breach, theft or loss that could materially adversely affect our reputation and operations.

        Possession and use of personal information in our operations subjects us to risks and costs that could harm our business. Our institutions collect, use and retain large amounts of personal information regarding our students and their families, including social security numbers, tax return information, personal and family financial data and credit card numbers. We also collect and maintain personal information of our employees in the ordinary course of our business. Our computer networks and the networks of certain of our vendors that hold and manage confidential information on our behalf may be vulnerable to unauthorized access, computer hackers, computer viruses, cyber attacks and other security threats. Confidential information also may become available to third parties inadvertently when we integrate or convert computer networks into our network following an acquisition of an institution or in connection with upgrades from time to time.

        Due to the sensitive nature of the information contained on our networks, such as students' grades, our networks may be targeted by hackers. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. Although we use security and business controls to limit access and use of personal information, a third party may be able to circumvent those security and business controls, which could result in a breach of student or employee privacy. In addition, errors in the storage, use or transmission of personal information could result in a breach of student or employee privacy. Possession and use of personal information in our operations also subjects us to legislative and regulatory burdens that could require notification of data breaches and restrict our use of personal information. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. A major breach, theft or loss of personal information regarding our students and their families or our employees that is held by us or our vendors could have a material adverse effect on our reputation and results of operations and could result in further regulation and oversight by governmental authorities and could violate the laws of one or more countries in which we operate, which could subject us to civil or criminal penalties and increased costs of compliance.

We may be unable to operate one or more of our institutions or suffer liability or loss due to a natural or other disaster.

        Our institutions are vulnerable to natural or other disasters, including fires, earthquakes, hurricanes and other events beyond our control. A number of our institutions are located in areas such as Mexico and Central America that are prone to hurricane damage, which may be substantial. A number of our institutions are also located in areas, such as Chile, Mexico, Peru and Turkey, that are prone to earthquake damage. For example, in 2010, a magnitude 8.8 earthquake struck Chile and a magnitude 7.2 earthquake struck Mexico. Many of our locations in Chile and several locations in Mexico sustained damage in these earthquakes. Also in 2010, we experienced a fire in a dormitory at one of our institutions in Switzerland. It is possible that one or more of our institutions would be unable to operate for an extended period of time in the event of a hurricane, earthquake or other disaster which does substantial damage to the area in which an institution is located. The failure of one or more of our institutions to operate for a substantial period of time could have a material adverse effect on our results of operations. In the event of a major natural or other disaster, we could also experience loss of life of students, faculty members and administrative staff, or liability for damages or injuries.

If there is an outbreak of disease in one or more of our locations, our ability to recruit new students or hold classes may be interrupted.

        In recent years, there have been numerous outbreaks of infectious diseases, such as SARS and the H1N1 virus, that have spread quickly through populations in countries in which we operate, and have had serious impact on businesses that operate in those countries. Concentrated populations, such as students in upper secondary schools and universities, may be particularly susceptible to these diseases, requiring local governments to take various measures, including suspension of business and quarantines, to control their spread. If there is an outbreak of disease in a country in which we operate, our recruiters may be prevented from visiting local upper secondary schools during the student recruitment season, which could have a material adverse effect on our new student enrollments during the following academic term. In addition, an outbreak during the academic year could result in a shutdown of one or more campuses, or a quarantine that could prevent students and faculty from entering a campus or, in the case of a residential campus, a quarantine of students on campus without faculty access, resulting in a material adverse effect on our results of operations.

We intend to increase the number of international students at many of our institutions, which presents multiple risks.

        A significant portion of students at several of our specialized institutions, such as some of our hospitality and design institutions in Switzerland, Australia and Italy, come from other countries. We intend to increase international student representation at these and our other institutions, including increased dual degree programs between universities and increased study abroad programs. The ability of foreign students to register at our institutions is subject to various obstacles over which we have no control, including their ability to obtain student visas, the financial stability of the countries from which they come, their families' ability to afford our programs, and quarantines and other travel restrictions in the event of the outbreak of epidemics. For example, during the SARS epidemic in Asia in 2003, Switzerland effectively prevented students from Asia, who make up a large proportion of the students at our Swiss hospitality institutions, from traveling to Switzerland. Any restrictions on the ability of international students to obtain visas to study at our institutions, or any restrictions on their ability to travel, could have a material adverse effect on our results of operations.

We may be unable to recruit, train and retain qualified and experienced faculty and administrative staff at our institutions.

        Our success and ability to grow depend on the ability to hire and retain large numbers of talented people. The process of hiring employees with the combination of skills and attributes required to implement our business strategy can be difficult and time-consuming. Our faculty members in particular are key to the success of our institutions. Our rapid global expansion has presented challenges for recruiting talented people with the right experience and skills for our needs. We face competition in attracting and retaining faculty members who possess the necessary experience and accreditation to teach at our institutions. As we expand and add personnel, it may be difficult to maintain consistency in the quality of our faculty and administrative staff. If we are unable to, or are perceived to be unable to, attract and retain experienced and qualified faculty, our business, financial condition and results of operations may be materially adversely affected.

High crime levels in certain countries and regions in which we operate institutions may have an impact on our ability to attract and retain students and may increase our operating expenses.

        Many of our institutions are located in countries and regions that have high rates of violent crime, drug trafficking and vandalism. If we are unable to maintain adequate security levels on our campuses, and to work with local authorities to maintain adequate security in the areas adjacent to our campuses, we may not be able to continue to attract and retain students, or we may have to close a campus either temporarily or permanently. For example, in 2014 we closed a small campus of one of our universities in Mexico because of threats from a local drug cartel. In addition, high crime rates may require us to make additional investments in security infrastructure and personnel, which may cause us to increase our tuition rates in order to maintain operating margins. Certain security measures may materially adversely affect the campus experience by making access by students more cumbersome, which may be viewed negatively by some of our existing or prospective students. If we are not able to attract and retain students because of our inability to provide them with a safe environment, or if we are required to make substantial additional investments in security, that could cause a material adverse effect on our business, financial condition and results of operations.

If we are unable to upgrade our campuses, they may become less attractive to parents and students and we may fail to grow our business.

        All of our institutions require periodic upgrades to remain attractive to parents and students. Upgrading the facilities at our institutions could be difficult for a number of reasons, including the following:

  •
  our properties may not have the capacity or configuration to accommodate proposed renovations;

  •
  construction and other costs may be prohibitive;

  •
  we may fail to obtain regulatory approvals;

  •
  it may be difficult and expensive to comply with local building and fire codes, especially as to properties that we acquired as part of past acquisitions;

  •
  we may be unable to finance construction and other costs; and

  •
  we may not be able to negotiate reasonable terms with our landlords or developers or complete the work within acceptable timeframes.

        Our failure to upgrade the facilities of our institutions could lead to lower enrollment and could cause a material adverse effect on our business, financial condition and results of operations.

Our planned growth will require occupying increasing amounts of real estate that can be difficult to obtain and are subject to local regulation and control by landlords.

        In order to continue to expand, we must continue to buy or lease additional real estate and construct new campus buildings. Construction of new campus buildings requires us to obtain permits from local authorities and to manage complex construction projects, which may result in unanticipated delays or expenditures. In 2013, the opening of a new campus building at UNAB was delayed, resulting in the need to relocate students to temporary facilities while the building was completed. UNAB incurred expenses to rent temporary facilities and provided tuition discounts to those students affected by the delay. The real estate that institutions in the Laureate International Universities network occupy is subject to local regulations, some of which may affect their ability to expand their operations. For example, in some locations, institutions are required by local regulations to provide a specific number of parking spaces per student enrolled or per area constructed. Even if there were adequate space in the academic facilities to expand the number of programs offered or students enrolled, we may not be able to expand if we are not able to provide adequate parking at a reasonable cost. The majority of the real estate that institutions in the Laureate International Universities network occupy is leased and may be subject to lease provisions that give the landlord the ability to affect the operation of the academic programs. For example, in certain jurisdictions, the landlord may be responsible for obtaining and maintaining occupancy permits or licenses, without which we cannot operate. If the landlord does not maintain the required permits or licenses, the institution may be required to suspend operations, which could have a material adverse effect on our results of operations. In Brazil, real estate laws provide that rent terms under certain types of leases are subject to periodic adjustments to reflect local economic conditions. These rent increases can be substantial, which could have a material adverse effect on our results of operations. We currently have leases with various expiration dates, some of which have renewal options. Our ability to renegotiate favorable terms on an expiring lease or to negotiate favorable terms for a suitable alternate location, and our ability to negotiate favorable lease terms for additional locations, will depend on conditions in the real estate market, competition for desirable properties and our relationships with current and prospective landlords or may depend on other factors that are not within our control. Any or all of these factors and conditions could negatively affect our growth.

Our success depends on the skills of our executive officers, particularly our Chairman and Chief Executive Officer. If we lose key personnel or are unable to hire additional qualified personnel, our business may be harmed.

        Our future success depends to a significant degree on the skills, experience and efforts of Douglas L. Becker, our Chairman, Chief Executive Officer and founder, who has always played and continues to play an integral role in developing and executing our growth strategy. We cannot assure you that we will have an internal candidate to take on the role of Chairman and Chief Executive Officer should Mr. Becker become unable or unwilling to serve. We also have other very experienced and valuable executives in senior management roles who would be extremely difficult to replace, the loss of whose services could affect the growth or results of our company. As our competitors expand their operations, they may have the resources to hire away members of our management team. There is no assurance that we will be able to retain our existing key personnel, particularly in light of increased competition in the higher education industry, or that we will be able to attract, assimilate or retain the additional personnel needed to support our business. If we cannot, we may not be able to grow our business as planned, and we may not be able to operate our existing business effectively. In addition, we may not have identified clear successors to our management team and other key employees, which could result in lost opportunities and disruptions to our operations in the event of an unexpected departure. This could have a material adverse effect on our business, financial condition and results of operations.

The minority owners of our institutions may disagree with the way we operate the institutions or plan to expand the institutions, which could materially adversely affect our business and results of operations.

        Although we control all of our institutions, we share ownership or control of several of our institutions with minority stockholders. We currently do not have the right to buy out all of these minority interests. The minority owners could assert that our business decisions at the institution adversely affected the value of their investment. In certain of our institutions, minority owners continue to occupy key management positions and may have the ability to enter into agreements with third parties or take other actions that are inconsistent with our corporate policies, which could create legal burdens and additional expense for us. In addition, disagreements with the minority owners may distract management and may materially adversely affect our business, financial condition and results of operations.

Litigation may materially adversely affect our business, financial condition and results of operations.

        Our business is subject to the risk of litigation by employees, students, suppliers, competitors, minority partners, stockholders, government agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operation are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may materially adversely affect our business, financial condition and results of operations.

We are subject to anti-corruption laws in the jurisdictions in which we operate, including the U.S. Foreign Corrupt Practices Act (the "FCPA"), as well as trade compliance and economic sanctions laws and regulations. Our failure to comply with these laws and regulations could subject us to civil and criminal penalties, harm our reputation and materially adversely affect our business, financial condition and results of operations.

        Doing business on a worldwide basis requires us to comply with the laws and regulations of numerous jurisdictions. These laws and regulations place restrictions on our operations and business practices. In particular, we are subject to the FCPA, which generally prohibits companies and their intermediaries from providing anything of value to foreign officials for the purpose of obtaining or retaining business or securing any improper business advantage, along with various other anti-corruption laws. As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating anti-corruption laws. Although we have implemented policies and procedures designed to ensure that we, our employees and other intermediaries comply with the FCPA and other anti-corruption laws to which we are subject, there is no assurance that such policies or procedures will work effectively all of the time or protect us against liability under the FCPA or other laws for actions taken by our employees and other intermediaries with respect to our business or any businesses that we may acquire. We cannot assure you that all of our local partners will comply with these laws, in which case we could be held liable for actions taken inside or outside of the United States, even though our partners may not be subject to these laws. Our continued international expansion, and any development of new partnerships and joint venture relationships worldwide, increase the risk of FCPA violations in the future.

        Violations of anti-corruption laws, export control laws and regulations, and economic sanctions laws and regulations are punishable by civil penalties, including fines, as well as criminal fines and imprisonment. If we fail to comply with the FCPA or other laws governing the conduct of international operations, we may be subject to criminal and civil penalties and other remedial measures, which could materially adversely affect our business, financial condition, results of operations and liquidity. Any investigation of any potential violations of the FCPA or other anti-corruption laws, export control laws and regulations, and economic sanctions laws and regulations by the United States or foreign authorities could also materially adversely affect our business, financial condition, results of operations and liquidity, regardless of the outcome of the investigation.

We may not generate anticipated savings from our EiP program or our SSOs.

        We anticipate making an investment of approximately $180 million in our EiP program from 2015 to 2017 years to optimize and standardize our processes with a goal of enabling sustained growth and margin expansion, and we have developed and begun to deploy SSOs around the world with the goal of processing most back-office and non-student facing transactions for the institutions in the Laureate International Universities network, such as accounting, finance and procurement. While we expect these programs to generate approximately $100 million in annual cost savings when fully realized in 2019, there can be no assurance that we will achieve these savings goals or that we will not have to make additional investments in these programs to do so. In addition, our ability to implement these programs successfully and timely could be adversely affected by many factors including, among others, lack of acceptance by local regulators and institutions, inability to identify and hire qualified personnel to staff SSOs and unanticipated technical difficulties. If we are not able to implement the EiP program and the SSOs successfully and timely, at the costs that we currently anticipate, these initiatives may not generate their intended operating efficiencies which could hamper our ability to grow in a scalable manner, and this could have a material adverse effect on our business, financial condition and results of operations.

We have identified two material weaknesses in our internal control over financial reporting that, if not corrected, could result in material misstatements of our financial statements.

        In the course of preparing our consolidated financial statements as of and for the year ended December 31, 2013, we identified five material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses related to (1) an inadequate contract management process, (2) inadequate accounting for tax matters, (3) inadequate knowledge of GAAP in the non-U.S. finance organization, (4) inadequate journal entry review processes and (5) inadequate controls over key reports and spreadsheets. We have remediated three of the five material weaknesses; however, material weaknesses related to (1) inadequate journal entry review processes and (2) inadequate controls over key reports and spreadsheets remained at December 31, 2014.

        The remediation of these material weaknesses includes making significant investments to develop training programs for our global finance organization, changing the organizational design and reporting relationships for our global finance organization and upgrading the qualifications of personnel where necessary, and designing and implementing improved processes and internal controls, some of which are manual. However, until the completion of our ongoing EiP initiative, which is anticipated to occur in 2017 and includes implementing a global enterprise resource planning system and completing the vertical integration of our finance organization through the establishment of regional SSOs, there is significant risk in maintaining these manual processes and bringing them to scale. The sustainability of these manual control processes and the successful transition from manual to automated processes cannot be assured. Until the full implementation of EiP, which we expect to occur in 2017, or if our EiP implementation efforts are not successful, the remediated material weaknesses may reoccur, the current material weaknesses may not be remediated in a timely manner, or other material weaknesses could occur in the future.

        As a result, we may be unable to report our financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence. As a result of such failures, we could also become subject to investigations by the SEC or other regulatory authorities, and become subject to litigation from investors, which could harm our reputation, business, financial condition and results of operations, and divert financial and management resources from our core business.

        Further, if as a result of these material weaknesses we are unable to provide the DOE with required financial statements by specified deadlines, the DOE could take action to materially limit or terminate our U.S. Institutions' participation in the Title IV federal student aid programs, which could result in a material or adverse decline in revenues, financial condition or results of operations. Furthermore, the U.S. Institutions would then be unable to continue their business as currently conducted, which could be expected to have a material adverse effect on our U.S. Institutions' ability to continue as going concerns.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be materially adversely affected.

        Commencing with our fiscal year ending December 31, 2016, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts and we may need to make further investments in order to become compliant. Prior to this offering, we have not been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

        We may in the future discover areas of our internal financial and accounting controls and procedures that need improvement. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, regardless of how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

        If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements, and we or our independent registered public accounting firm may conclude that our internal controls over financial reporting are not effective or our independent registered public accounting firm may not be able to provide us with an unqualified opinion as required by Section 404 of the Sarbanes-Oxley Act. If that were to happen, investors could lose confidence in our reported financial information, which could subject us to sanctions or investigations by the SEC or other regulatory authorities.

        Additionally, the existence of any material weakness could require management to devote significant time and incur significant expense to remediate any such material weakness and management may not be able to remediate any such material weakness in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations, all of which could materially adversely affect our business.

Risks Relating to Our Highly Regulated Industry in the United States

Failure of any of our U.S. Institutions to comply with extensive regulatory requirements could result in significant monetary liabilities, fines and penalties, restrictions on our operations, limitations on our growth, or loss of access to federal student loans and grants for our students, on which we are substantially dependent.

        Our U.S. Institutions are subject to extensive regulatory requirements, including at the federal, state, and accrediting agency levels. Many students at our U.S. Institutions rely on the availability of federal student financial aid programs, known as Title IV programs, which are administered by the DOE, to finance their cost of attending our institutions. For the fiscal year ended December 31, 2014, Kendall College, NewSchool of Architecture and Design, St. Augustine and Walden University derived approximately 35%, 47%, 46%, and 74%, respectively, of their revenues (calculated on a cash basis) from Title IV program funds. In the aggregate, our U.S. Institutions derived approximately $461 million of revenues (calculated on a cash basis) from Title IV programs during the year ended December 31, 2014.

        To participate in Title IV programs, our U.S. Institutions must be authorized by the appropriate state education agency or agencies, be accredited by an accrediting agency recognized by the DOE, and be certified as an eligible institution by the DOE. As a result, our U.S. Institutions are subject to extensive regulation and review by these agencies and commissions which cover the vast majority of our U.S. operations, including our educational programs, instructional and administrative staff, administrative procedures, marketing, student recruiting and admissions, and financial operations. These regulations also affect our ability to acquire or open additional institutions, add new educational programs, substantially change existing programs or change our corporate or ownership structure. The agencies and commissions that regulate our operations periodically revise their requirements and modify their interpretations of existing requirements. Regulatory requirements are not always precise and clear, and regulatory agencies may sometimes disagree with the way we interpret or apply these requirements. If we misinterpret or are found to have not complied with any of these regulatory requirements, our U.S. Institutions could suffer financial penalties, limitations on their operations, loss of accreditation, termination of or limitations on their ability to grant degrees and certificates, or limitations on or termination of their eligibility to participate in Title IV programs, each of which could materially adversely affect our business, financial condition and results of operations. In addition, if we are charged with regulatory violations, our reputation could be damaged, which could have a negative impact on our enrollments and materially adversely affect our business, financial condition and results of operations. We cannot predict with certainty how all of these regulatory requirements will be applied, or whether we will be able to comply with all of the applicable requirements in the future.

        If any of our U.S. Institutions were to lose its eligibility to participate in Title IV programs, we would experience a material and adverse decline in revenues, financial condition, results of operations, and future growth prospects. Furthermore, the affected U.S. Institution would be unable to continue its business as it is currently conducted, which could have a material adverse effect on the institution's ability to continue as a going concern.

If any of the U.S. education regulatory agencies or commissions that regulate us do not approve or delay any required approvals of transactions involving a change of control, including our recent conversion to a Delaware public benefit corporation and our proposed initial public offering, our ability to operate or participate in Title IV programs may be impaired.

        If we or one of our U.S. Institutions experiences a change of ownership or control under the standards of the DOE, any applicable accrediting agency, any applicable state educational licensing agency, or any specialized accrediting agency, we must notify or seek approval of each such agency or commission. These agencies do not have uniform criteria for what constitutes a change of ownership or control. Transactions or events that typically constitute a change of ownership or control include significant acquisitions or dispositions of shares of the voting stock of an institution or its parent company, and significant changes in the composition of the board of directors of an institution or its parent company. The occurrence of some of these transactions or events may be beyond our control. Our failure to obtain, or a delay in receiving, approval of any change of control from the DOE or any applicable accrediting agency or state educational licensing agency, could impair our U.S. Institutions' ability to operate or participate in Title IV programs, which could have a material adverse effect on our business, financial condition and results of operations. Failure to obtain, or a delay in receiving, approval of any change of control from any state in which our U.S. Institutions are currently licensed or authorized, or from any applicable accrediting agency, could require us to suspend our activities in that state or suspend offering applicable programs until we receive the required approval, or could otherwise impair our operations.

        The DOE has notified us that it considers our proposed initial public offering and our recent conversion to a Delaware public benefit corporation to be two separate changes of ownership resulting in changes in control under the DOE's regulations. Under the DOE's regulations, an institution that undergoes a change in control loses its eligibility to participate in Title IV programs and must apply to the DOE to reestablish such eligibility. If an institution files the required application and follows certain other procedures, the DOE may temporarily certify the institution on a provisional basis following the change in control, such that the institution's students retain access to Title IV program funds until the DOE completes its full review of the change in control. In addition, the DOE will extend such temporary provisional certification if the institution timely files other required materials, including any required approvals of the change in control by its state authorizing agency and accrediting commission, and certain financial information. If an institution fails to meet any of these deadlines, its certification will expire, and its students will not be eligible to receive Title IV program funds until the DOE completes its full review, which commonly takes several months or longer. We have applied to the DOE on behalf of Kendall College, NewSchool of Architecture and Design, St. Augustine and Walden University for approval of these institutions' continued participation in

Title IV programs in connection with both our proposed initial public offering and the recent conversion to a Delaware public benefit corporation. The DOE will not review or approve the application until after our initial public offering has occurred, although the DOE does allow for a pre-acquisition review of the application in which it will inform the institution of whether the application is deemed to be materially complete such that a temporary provisional program participation agreement can be issued following closing of the transaction pending completion of the post-closing review of the transaction by the DOE. The DOE has provided a response to our pre-acquisition review request with respect to the Delaware public benefit corporation conversion and our initial public offering, and while not an approval, has indicated that it views our application as materially complete and has issued temporary provisional program participation agreements to our U.S. Institutions with respect to the conversion. These temporary provisional program participation agreements will remain in effect through the time of our initial public offering, and will be continued after our initial public offering upon receipt of certain additional information and pending the DOE's post-closing review of our initial public offering. However, the DOE will only formally review and approve our initial public offering after it has occurred. As a result, there can be no assurance that the DOE will approve the offering and recertify our U.S. Institutions for continued Title IV program eligibility following the offering. If the DOE approves an application after a change in control, it will typically certify an institution on a provisional basis for a period of up to approximately three years. If the DOE fails to recertify our U.S. Institutions following our initial public offering, students at the affected institutions would no longer be able to receive Title IV program funds. The DOE could also recertify our U.S. Institutions following the offering, but restrict or delay students' receipt of Title IV program funds, limit the number of students to whom an institution could disburse such funds, require letters of credit, or impose other restrictions that could materially adversely affect our U.S. business.

        We are also seeking confirmation from the institutional and programmatic accrediting agencies for Kendall College, NewSchool of Architecture and Design, St. Augustine and Walden University, as well as from the U.S. institutional accrediting agencies for Universidad Andrés Bello, Les Roches International School of Hotel Management and Glion Institute of Higher Education, whether our initial public offering will constitute a change of control under their respective standards. With respect to the institutional accrediting agencies, the Higher Learning Commission, the New England Association of Schools and Colleges, the Middle States Commission on Higher Education, the Commission on Senior Colleges of the Western Association of Schools and Colleges and the Distance Education Accreditation Commission have informed us that they do not consider the offering to constitute a change of control, but have required certain follow-up information regarding the offering. With respect to the conversion to a Delaware public benefit corporation, among our institutional accreditors, the Middle States Commission on Higher Education has stated that it considers the conversion to a Delaware public benefit corporation to constitute a substantive change under its standards, and is currently reviewing the conversion. The Commission on Senior Colleges of the Western Association of Schools and Colleges required the NewSchool of Architecture and Design and St. Augustine to submit "Substantive Change: Change in Mission, Ownership, or Form of Control" proposals to the Structural Change committee. This committee reviewed these proposals and determined that neither our initial public offering nor the conversion to a Delaware public benefit corporation constituted structural changes requiring approval. Many states and programmatic accreditors have also informed us that our initial public offering will not constitute a change of control, but some agencies have determined that the offering will need to be reviewed under their respective change of ownership standards. To the extent any agency requires approval of the offering or our conversion, the institutional accrediting agencies and some state educational agencies that authorize our U.S. Institutions also may not act to review or approve the offering or our conversion on an advance basis. Our failure to obtain any required approval of our initial public offering or the recent conversion to a Delaware public benefit corporation from the DOE, the institutional accrediting agencies, or the pertinent state educational agencies could result in one or more of our U.S. Institutions losing continued eligibility to participate in the Title IV programs, accreditation or state licensure, which could have a material adverse effect on our U.S. business, financial condition and results of operations.

Congress may revise the laws governing Title IV programs or reduce funding for those and other student financial assistance programs, and the DOE may revise its regulations administering Title IV programs, any of which could reduce our enrollment and revenues and increase costs of operations.

        The HEA is a federal law that governs Title IV programs. The U.S. Congress must authorize and appropriate funding for Title IV programs under the HEA and can change the laws governing Title IV programs at any time. The HEA was most recently reauthorized in August 2008 through federal fiscal year 2014, although the U.S. Congress has taken actions required to extend Title IV programs while an HEA reauthorization remains pending and the Title IV programs remain authorized and functioning. Congress continues to engage in HEA reauthorization hearings, with such hearings examining various subjects to be potentially addressed through reauthorization, including, but not limited to, college affordability, the role of consumer information in college choices by students and families, whether Title IV programs should include institutional risk-sharing, and the role of accrediting agencies in ensuring institutional quality, among other items. We cannot predict the timing and terms of any eventual HEA reauthorization, including any potential changes to institutional participation or student eligibility requirements or funding levels for particular Title IV programs, which terms may materially adversely affect our business, financial condition and results of operations.

        Apart from Title IV programs, eligible veterans and military personnel may receive educational benefits for the pursuit of higher education. A reduction in federal funding levels for Title IV programs, or for programs providing educational benefits to veterans and military personnel, could reduce the ability of some students to finance their education. We cannot predict with certainty the future funding levels for Title IV programs, or for programs providing educational benefits to veterans and military personnel, or the nature of any future revisions to the law or regulations related to these programs. Because a significant percentage of the revenues of our U.S. Institutions is and is expected to be derived from Title IV programs, any action by the U.S. Congress that significantly reduces Title IV program funding or the ability of our U.S. students to participate in Title IV programs could have a material adverse effect on our U.S. Institutions' enrollments, business, financial condition and results of operations. Congressional action also may require our U.S. Institutions to modify their practices in ways that could increase administrative costs and reduce profit margins, which could have a material adverse effect on our business, financial condition and results of operations.

        In recent years, the DOE has promulgated a substantial number of new regulations that impact our U.S. Institutions, including, but not limited to, state authorization, standards regarding the payment of incentive compensation, the definition of a credit hour for the purpose of determining program eligibility for Title IV student financial aid, and the scope of the prohibition and potential sanctions for substantial misrepresentations. These regulations concerning Title IV program integrity generally became effective on July 1, 2011. On October 30, 2014, the DOE published final regulations to define "gainful employment" for the purposes of the Title IV program requirement that educational programs offered by proprietary institutions prepare students for gainful employment in recognized occupations, which became effective on July 1, 2015. In November 2014, two organizations representing for-profit institutions filed separate lawsuits in federal district courts against the DOE seeking to have the final gainful employment regulations invalidated. In both cases, the courts upheld the regulations and dismissed the lawsuits. In addition, several of the program integrity regulations remain subject to further interpretation and specific application by the DOE. In particular, the DOE has not yet issued proposed or final rules on state authorization of distance education and foreign locations, the last remaining topics from the 2014 program integrity and improvement rulemaking.

        In October 2014, the DOE published final regulations updating the standard for determining adverse credit history for the purposes of eligibility for a Direct PLUS loan. On December 3, 2014, the DOE published proposed regulations on the teacher preparation program accountability system under the HEA, and additionally proposed amendments on teacher preparation program eligibility for TEACH Grant participation. On October 30, 2015, the DOE published final regulations to establish a Pay as You Earn Repayment Plan and implement changes regarding cohort default rate appeals and the Federal Family Education Loan and Direct Loan Programs. The Pay as You Earn Repayment Plan provisions will take effect in December 2015 and a majority of the remaining provisions regulations will take effect on July 1, 2016. Also on October 30, 2015, the DOE published final regulations regarding cash management and debit card practices, retaking coursework and clock-to-credit hour conversion. A majority of the provisions of the regulations will take effect on July 1, 2016, and others will take effect on later dates in 2016 and 2017. The final regulations concerning cash management require, among other things, that institutions subject to heightened cash monitoring procedures for disbursements of Title IV funds must, effective July 1, 2016, pay to students any applicable Title IV credit balances before requesting such funds from the DOE. Because Walden University, NewSchool of Architecture and Design and Kendall College are currently subject to heightened cash monitoring procedures, we are assessing the potential impact of the recently released regulations on our business, financial condition and results of operations. Also, on August 20, 2015, the DOE published notice of a new negotiated rulemaking process to clarify how direct loan borrowers who believe they were defrauded by their institutions can seek relief and to strengthen provisions to hold institutions accountable for their wrongdoing that results in loan discharges. We cannot predict the outcome or related impact of any of these items. As described in more detail under "Industry Regulation—U.S. Regulation," our U.S. Institutions or certain of their educational programs may lose eligibility to participate in Title IV programs if they or certain of their educational programs cannot maintain compliance with applicable regulations of the DOE.

Hearings and examinations of the for-profit educational industry could result in negative publicity, additional legislation, rulemaking by the DOE and other federal regulatory agencies, and other restrictions on our business.

        In recent years, the U.S. House of Representatives Education and Workforce Committee (the "House Education and Workforce Committee") and the U.S. Senate Health, Education, Labor and Pensions Committee (the "Senate HELP Committee") have increased the focus on the role of the for-profit post-secondary education industry. In the past, hearings by these committees have focused, among other things, on the manner in which accrediting agencies review higher education institutions, student recruiting and admissions and outcomes of students. In July 2012, the Democratic staff of the Senate HELP Committee released a report based on information requested from thirty companies operating proprietary institutions, including Walden University. While stating that proprietary educational institutions such as Walden University play an important role in higher education and should be well-equipped to meet the needs of non-traditional students who now constitute the majority of the post-secondary education population, the report was critical of the proprietary school sector. The report could be used for future legislative proposals by members of Congress in connection with a reauthorization of the HEA or other proposed legislation. The report could also lead to further investigations of proprietary schools by various federal and state governmental agencies, and to additional regulations promulgated by the DOE. Also, a subcommittee of the U.S. Senate Homeland Security and Government Affairs Committee has conducted hearings covering the quality of education provided by proprietary institutions and treatment of educational benefits for military personnel for purposes of the 90/10 Rule on institutional eligibility for Title IV programs. In April 2012, President Obama signed an executive order aimed at providing military personnel, veterans and their family members with the resources they need to make an informed decision about their educational prospects and other protections (the "Executive Order").

        The U.S. Congress and Department of Defense (the "DoD") have increased their focus on DoD tuition assistance that is used for distance education and programs at proprietary institutions. In August 2013, the DoD began incorporating the principles of excellence outlined in the 2012 Executive Order into their current Memorandum of Understanding (the "MOU"), which increases oversight of educational programs offered to active duty service members and conveys the commitments and agreements between educational institutions and the DoD prior to accepting funds under the tuition assistance program. Institutions were required to sign the MOU by March 30, 2012. After March 1, 2013, institutions without a signed DoD MOU cannot enroll service members under the tuition assistance program. In May 2014, the DoD released a final version of its revised MOU, which included new provisions applicable to all higher educational institutions providing educational programs through the DoD tuition assistance program. Among other things, the MOU requested that participating institutions provide meaningful information to students about the financial cost and attendance at an institution so military students can make informed decisions on where to attend school, will not use unfair, deceptive, and abusive recruiting practices and will provide academic and student support services to service members and their families. The revised MOU also implemented rules to strengthen existing procedures for access to DoD installations by educational institutions, a DoD Postsecondary Education Complaint System for service members, spouses, and adult family members to register student complaints and established authorization for the military departments to establish service-specific tuition assistance eligibility criteria and management controls. Our U.S. Institutions utilizing tuition assistance have signed DoD's standard MOU. The DoD has begun to increase its enforcement activity in connection with the 2012 Executive Order.

        We cannot predict whether, or the extent to which, this scrutiny will result in legislation or further rulemaking affecting our participation in Title IV programs, or in programs providing educational benefits to veterans and military personnel. To the extent that any laws or regulations are adopted that limit our participation in Title IV programs, programs providing educational benefits to veterans and military personnel, or the amount of student financial aid for which the students at our U.S. Institutions are eligible, those institutions' enrollments, revenues and results of operations could be materially adversely affected.

        In September 2015, President Obama announced the DOE's launch of a revised "College Scorecard" website that provides access to national data on college costs, graduation rates, debt and post-college earnings, including data regarding our U.S. Institutions. In addition, in November 2015, the DOE issued comparative data regarding DOE-recognized accreditation agencies and the institutions they accredit, which include median debt, repayment rates, completion rates and median earnings. To the extent such data gives rise to negative perceptions of our U.S. Institutions or of proprietary educational institutions generally, our reputation and business could be materially adversely affected.

Our U.S. Institutions must periodically seek recertification to participate in Title IV programs and, if the DOE does not recertify the institutions to continue participating in Title IV programs, our students would lose their access to Title IV program funds, or the institutions could be recertified but required to accept significant limitations as a condition of continued participation in Title IV programs.

        DOE certification to participate in Title IV programs lasts a maximum of six years, and institutions are required to seek recertification from the DOE on a regular basis to continue their participation in Title IV programs. An institution must also apply for recertification by the DOE if it undergoes a change in control, as defined by DOE regulations, and may be subject to similar review if it expands its operations or educational programs in certain ways. Generally, the recertification process includes a review by the DOE of the institution's educational programs and locations, administrative capability, financial responsibility and other oversight categories. The DOE could limit, suspend or terminate an institution's participation in Title IV programs for violations of the HEA or Title IV regulations. As discussed in more detail under "Industry Regulation—U.S. Regulation," each of our U.S. Institutions currently participates in the Title IV programs pursuant to the DOE's provisional form of certification.

        There can be no assurance that the DOE will recertify our U.S. Institutions after their respective current periods of certification, which currently end between December 2015 and September 2017, depending on the applicable institution. If the DOE does not renew or withdraws any of our U.S. Institutions' certifications to participate in Title IV programs at any time, students in the affected institution(s) would no longer be able to receive Title IV program funds. Similarly, the DOE could renew our U.S. Institutions' certifications, but restrict or delay Title IV funding, limit the number of students to whom it could disburse such funds or impose other restrictions. In addition, the DOE may take emergency action to suspend any of our U.S. Institutions' certifications without advance notice if it receives reliable information that an institution is violating Title IV requirements and it determines that immediate action is necessary to prevent misuse of Title IV funds. Any of these outcomes could have a material adverse effect on our U.S. Institutions' enrollments and our business, financial condition and results of operations.

Our U.S. Institutions would lose their ability to participate in Title IV programs if they fail to maintain their institutional accreditation, and our student enrollments could decline if we fail to maintain any of our accreditations or approvals.

        An institution must be accredited by an accrediting agency recognized by the DOE to participate in Title IV programs. Each of our U.S. Institutions is so accredited, and such accreditation is subject to renewal or review periodically or when necessary. If any of our U.S. Institutions fails to satisfy any of its respective accrediting commissions' standards, that institution could lose its accreditation by its respective accrediting commission, which would cause the institution to lose eligibility to participate in Title IV programs and experience a significant decline in total student enrollments. In addition, many of our U.S. Institutions' individual educational programs are accredited by specialized accrediting commissions or approved by specialized state agencies. If any of our U.S. Institutions fails to satisfy the standards of any of those specialized accrediting commissions or state agencies, that institution could lose the specialized accreditation or approval for the affected programs, which could result in materially reduced student enrollments in those programs and have a material adverse effect on our business, financial condition and results of operations. In addition, if an accrediting body of one of our U.S. Institutions loses recognition by the DOE, that institution could lose its ability to participate in Title IV programs.

If any of our U.S. Institutions fail to obtain or maintain any of its state authorizations in states where such authorization is required, that institution may not be able to operate or enroll students in that state, and may not be able to award Title IV program funds to students.

        The DOE requires that an educational institution be authorized in each state where it physically operates in order to participate in Title IV programs. The level of regulatory oversight varies substantially from state to state. Our campus-based U.S. Institutions are authorized by applicable state educational licensing agencies to operate and to grant degrees or diplomas, which authorizations are required for students at these institutions to be eligible to receive funding under Title IV programs. If any of our U.S. Institutions fail to continuously satisfy applicable standards for maintaining its state authorization in a state in which that institution is physically located, that institution could lose its authorization from the applicable state educational agency to offer educational programs and could be forced to cease operations in that state. Such a loss of authorization would also cause that institution's location in the state to lose eligibility to participate in Title IV programs, which could have a material adverse effect on our business, financial condition and results of operations.

        DOE regulations effective on July 1, 2011 imposed new requirements regarding whether a state's authorization of an educational institution is sufficient for purposes of participation in the Title IV programs. If any of the authorizations provided to one or more of our U.S. Institutions are determined not to comply with these regulations, or one or more of our U.S. Institutions is unable to obtain or maintain an authorization that satisfies the DOE requirements, students at the pertinent institution may be unable to access Title IV funds, which could have a material adverse effect on our business, financial condition and results of operations in the United States.

        Many states also have sought to assert jurisdiction, whether through adoption of new laws and regulations or new interpretations of existing laws and regulations, over out-of-state educational institutions offering online degree programs that have no physical location or other presence in the state but that have some activity in the state, such as enrolling or offering educational services to students who reside in the state, employing faculty who reside in the state or advertising to or recruiting prospective students in the state. State regulatory requirements for online education are inconsistent between states and not well developed in many jurisdictions. As such, these requirements change frequently and, in some instances, are not clear or are left to the discretion of state employees or agents. State regulatory agencies may sometimes disagree with the way we have interpreted or applied these requirements. Any misinterpretation by us of these regulatory requirements or adverse changes in regulations or interpretations of these regulations by state licensing agencies could have a material adverse effect on our business, financial condition and results of operations.

        Our online educational programs offered by our U.S. Institutions and the constantly changing regulatory environment require us to continually evaluate our state regulatory compliance activities. We review the licensure requirements of other states when appropriate to determine whether our activities in those states constitute a presence or otherwise require licensure or authorization by the respective state education agencies. Therefore, in addition to the states where we maintain physical facilities, we have obtained, or are in the process of obtaining, approvals or exemptions that we believe are necessary in connection with our activities that may constitute a presence in such other states requiring licensure or authorization by the state educational agency based on the laws, rules or regulations of that state. In recent years, several states have voluntarily entered into State Authorization Reciprocity Agreements ("SARA") that establish standards for interstate offering of post-secondary distance education courses and programs. If an institution's home state participates in SARA and authorizes the institution to provide distance education in accordance with SARA standards, then the institution need not obtain additional authorizations for distance education from any other SARA member state. The SARA participation requirements and process are administered by the four regional higher education compacts in the United States (the Midwestern Higher Education Compact, the New England Board of Higher Education, the Southern Regional Education Board and the Western Interstate Commission for Higher Education) and is overseen by the National Council for State Authorization Reciprocity Agreements. As of June 2015, Walden University was approved by the Midwestern Higher Education Compact to participate in SARA. If any of our U.S. Institutions fail to comply with state licensure or authorization requirements, we could be subject to various sanctions, including restrictions on recruiting students, providing educational programs and other activities in that state, and fines and penalties. Additionally, new laws, regulations or interpretations related to providing online educational programs and services could increase our cost of doing business and affect our ability to recruit students in particular states, which could, in turn, negatively affect enrollments and revenues and otherwise have a material adverse effect on our business, financial condition and results of operations.

        The failure to maintain any required state licensure or authorization for our distance education programs in the United States could prohibit us from recruiting prospective students or offering educational services to current students in one or more states, which could significantly reduce enrollments and revenues and have a material adverse effect on our business, financial condition and results of operations in the United States. Additionally, a DOE regulation effective on July 1, 2011 required institutions to meet state authorization requirements in states in which they enroll distance education students, but in which they are not physically located or otherwise subject to state jurisdiction, as a condition of awarding Title IV funds to students in that state. In July 2011, a Federal District Court issued an order vacating the regulation, which was sustained in June 2012 by the United States Court of Appeals for the District of Columbia Circuit. In 2014, the DOE began a new program integrity negotiated rulemaking that included, among other issues, state authorization of distance education. In June 2014, the DOE announced that the state authorization rulemaking pertaining to distance education would be put on hold for the time being. Any failure to comply with state requirements, or any new or modified regulations at the federal or state level, could result in our inability to enroll students or receive Title IV funds for students in those states and could result in restrictions on our growth and enrollments.

Increased regulatory and enforcement effort aimed at proprietary education institutions could be a catalyst for legislative or regulatory restrictions, investigations, enforcement actions and claims that could, individually or in the aggregate, materially adversely affect our business, financial condition, results of operations and cash flows.

        The proprietary education industry is experiencing broad-based, intensifying scrutiny in the form of increased investigations and enforcement actions. In October 2014, the DOE announced that it will be leading an interagency task force composed of the DOE, the U.S. Federal Trade Commission (the "FTC"), the U.S. Departments of Justice, Treasury and Veterans Affairs, the Consumer Financial Protection Bureau ("CFPB"), the SEC, and numerous state attorneys general. The FTC has also recently issued civil investigative demands to several other U.S. proprietary educational institutions, which require the institutions to provide documents and information related to the advertising, marketing, or sale of secondary or postsecondary educational products or services, or educational accreditation products or services. The CFPB has also initiated a series of investigations against other U.S. proprietary educational institutions alleging that certain institutions' lending practices violate various consumer finance laws. In addition, attorneys general in several states have become more active in enforcing consumer protection laws, especially related to recruiting practices and the financing of education at proprietary educational institutions. In addition, several state attorneys general have recently partnered with the CFPB to review industry practices.

        In the event that any of our past or current business practices are found to violate applicable consumer protection laws, or if we are found to have made misrepresentations to our current or prospective students about our educational programs, we could be subject to monetary fines or penalties and possible limitations on the manner in which we conduct our business, which could materially adversely affect our business, financial condition, results of operations and cash flows. To the extent that more states or government agencies commence investigations, act in concert, or direct their focus on our U.S. Institutions, the cost of responding to these inquiries and investigations could increase significantly, and the potential impact on our business would be substantially greater.

Our failure to comply with the laws and regulations of various states could result in actions that would have a material adverse effect on our enrollments, revenues and results of operations.

        We are subject to extensive laws and regulations by the states in which we are authorized or licensed to operate. State laws typically establish standards for instruction, qualifications of faculty, administrative procedures, marketing, recruiting, financial operations and other operational matters. State laws and regulations may limit our ability to offer educational programs and to award degrees and may limit the ability of our students to sit for certification exams in their chosen fields of study. In addition, as mentioned above, attorneys general in several states have become more active in enforcing consumer protection laws, and in some instances have partnered with the CFPB. In addition, we may be subject to litigation by private parties alleging that we violated state laws regarding the educational programs provided by our U.S. Institutions and their operations.

        In January 2015, two students filed suit against us and Walden University, seeking class action status and alleging claims for breach of contract and unjust enrichment and violations of the Maryland and Illinois consumer protection laws and California unfair competition law related to the students' doctoral dissertation and master's thesis processes. A third student joined as a plaintiff when the complaint was subsequently amended. In addition, several groups of current and former students filed four separate law suits against St. Augustine relating to matters arising before we acquired the school in November 2013. The allegations pertain to a program that was launched in May 2011 and, at the time, offered a "Master of Orthopaedic Physician's Assistant Program" degree. The plaintiffs in these matters allege that the university misrepresented their ability to practice as licensed Physician Assistants with a heightened specialty in orthopaedics. For more information on these lawsuits, see "Business—Legal Proceedings." We believe the claims in these cases are without merit and intend to defend vigorously against the allegations. Any adverse outcome in such litigation could result in monetary or injunctive relief, which could materially adversely affect our U.S. Institutions and their operations.

The inability of our graduates to obtain licensure or other specialized outcomes in their chosen professional fields of study could reduce our enrollments and revenues, and potentially lead to litigation that could be costly to us.

        Certain of our graduates seek professional licensure or other specialized outcomes in their chosen fields following graduation. Their success in obtaining these outcomes depends on several factors, including the individual merits of the learner, but also may depend on whether the institution and the program were approved by the state or by a professional association, whether the program from which the learner graduated meets all state requirements and whether the institution is accredited. In addition, professional associations may refuse to certify specialized outcomes for our learners for similar reasons. The state requirements for licensure are subject to change, as are the professional certification standards, and we may not immediately become aware of changes that may impact our learners in certain instances. Also, as described below, the final gainful employment regulations require an institution to certify to the DOE that its educational programs subject to the gainful employment requirements, which include all programs offered by our U.S. Institutions, meet the applicable requirements for graduates to be professionally or occupationally certified in the state in which the institution is located. In the event that one or more states refuses to recognize our learners for professional licensure, and/or professional associations refuse to certify specialized outcomes for our learners, based on factors relating to our institution or programs, the potential growth of our programs would be negatively impacted, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we could be exposed to litigation that would force us to incur legal and other expenses that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If any of our U.S. Institutions do not comply with the DOE's "administrative capability" standards, we could suffer financial penalties, be required to accept other limitations to continue participating in Title IV programs or lose our eligibility to participate in Title IV programs.

        DOE regulations specify extensive criteria an institution must satisfy to establish that it has the requisite "administrative capability" to participate in Title IV programs. These criteria require, among other things, that we comply with all applicable Title IV program regulations; have capable and sufficient personnel to administer the federal student financial aid programs; not have student loan cohort default rates in excess of specified levels; have acceptable methods of defining and measuring the satisfactory academic progress of our students; have various procedures in place for safeguarding federal funds; not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension; provide financial aid counseling to our students; refer to the DOE's Office of Inspector General any credible information indicating that any applicant, student, employee or agent of the institution has been engaged in any fraud or other illegal conduct involving Title IV programs; submit in a timely manner all reports and financial statements required by Title IV regulations; and not otherwise appear to lack administrative capability. If an institution fails to satisfy any of these criteria or comply with any other DOE regulations, the DOE may change the institution's method of receiving Title IV program funds, which in some cases may result in a significant delay in the institution's receipt of those funds; place the institution on provisional certification status; or commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in Title IV programs. Thus, if any of our

U.S. Institutions were found not to have satisfied the DOE's "administrative capability" requirements, we could be limited in our access to, or lose, Title IV program funding, which could significantly reduce our enrollments and have a material adverse effect on our business, financial condition and results of operations.

If any of our U.S. Institutions do not meet specific financial responsibility standards established by the DOE, that institution may be required to post a letter of credit or accept other limitations to continue participating in Title IV programs, or that institution could lose its eligibility to participate in Title IV programs.

        To participate in Title IV programs, our U.S. Institutions must satisfy specific measures of financial responsibility prescribed by the DOE, or post a letter of credit in favor of the DOE and possibly accept other conditions on its participation in Title IV programs. These financial responsibility tests are applied on an annual basis based on an institution's audited financial statements, and may be applied at other times, such as if an institution undergoes a change in control. The DOE may also apply such measures of financial responsibility to an eligible institution's operating company and ownership entities and, if such measures are not satisfied by the operating company or ownership entities, require the institution to post a letter of credit in favor of the DOE and possibly accept other conditions on its participation in Title IV programs. The operating restrictions that may be placed on an institution that does not meet the quantitative standards of financial responsibility include changes to the method of receiving Title IV program funds, which in some cases may result in a significant delay in the institution's receipt of those funds. Limitations on, or termination of, our participation in Title IV programs as a result of our failure to demonstrate financial responsibility would limit our students' access to Title IV program funds, which could significantly reduce enrollments and have a material adverse effect on our business, financial condition and results of operations.

        As described in more detail under "Industry Regulation—U.S. Regulation," the DOE annually assesses our U.S. Institutions' financial responsibility through a composite score determination based on our consolidated audited financial statements. The DOE has decided to assess certain of our institutions' financial responsibility on a consolidated level at the Laureate Education, Inc. level. In October 2014, the DOE determined, based on Laureate's composite score for its fiscal year ended December 31, 2013, that Laureate and, consequently, Walden University, NewSchool of Architecture and Design and Kendall College failed to meet the standards of financial responsibility. As a result, the DOE required us to increase our required letter of credit amount to approximately $85.6 million for Walden University, NewSchool of Architecture and Design and Kendall College, which is equal to approximately 10% of Title IV program funds that these institutions received during the fiscal year ended December 31, 2013. In September 2015, the DOE required us to increase our required letter of credit amount to $85.8 million for Walden University, NewSchool of Architecture and Design and Kendall College, which is approximately 10% of Title IV program funds that these institutions received during the fiscal year ended December 31, 2014. We have renewed our letters of credit for this required amount. Walden University, NewSchool of Architecture and Design and Kendall College also currently receive Title IV program funds under the least restrictive form of heightened cash monitoring and are subject to certain additional reporting and disclosure requirements. Further, the DOE, as a condition to the provisional program participation agreement of the National Hispanic University, requested that we post an additional letter of credit in an amount equal to $1.5 million representing approximately 25% of the Title IV program funds received by the National Hispanic University during the fiscal year ended December 31, 2013. In October 2015, the DOE sent us a letter requiring us to renew our letter of credit in the amount of $772,931 for the National Hispanic University (25% of the total Title IV program funds the institution received during the fiscal year ended December 31, 2014). We have renewed our letters of credit for this required amount. This requirement was initially due to the fact that the subsidiary corporation used to acquire the institution's assets did not possess two years of audited financial statements at the time of the acquisition in April 2010, and the requirement has been continued based on the DOE's review of the institution's audited financial statements. Although the National Hispanic University closed on August 23, 2015, the letter of credit will remain in place for a period of time following the closure. Any obligation to post, maintain or increase a letter of credit could materially adversely affect our liquidity or increase our costs of regulatory compliance. If we are unable to secure any required letter of credit, our U.S. Institutions would lose their eligibility to participate in Title IV programs, which could have a material adverse effect on our business, financial condition and results of operations.

The DOE may change our U.S. Institutions' method of receiving Title IV program funds, which could materially adversely affect our liquidity.

        The DOE can impose sanctions for violating the statutory and regulatory requirements of Title IV programs, including transferring one or more of our U.S. Institutions from the advance method or the heightened cash monitoring level one method of Title IV payment, each of which permits an institution to receive Title IV funds before or concurrently with disbursing them to students, to the heightened cash monitoring level two method of payment or to the reimbursement method of payment, each of which may significantly delay an institution's receipt of Title IV funds until student eligibility has been verified by the DOE. Any such delay in our U.S. Institutions' receipt of Title IV program funds may materially adversely affect our cash flows and we may require additional working capital or third-party funding to finance our operations.

Our U.S. Institutions may lose eligibility to participate in Title IV programs if the percentage of our U.S. Institutions revenues derived from Title IV programs is too high.

        A provision of the HEA commonly referred to as the "90/10 Rule" provides that a for-profit educational institution loses its eligibility to participate in Title IV programs if, under a complex regulatory formula that requires cash basis accounting and other adjustments to the calculation of revenues, the institution derives more than 90% of its revenues from Title IV program funds for any two consecutive fiscal years. If any of our U.S. Institutions were to violate the 90/10 Rule, that institution would become ineligible to participate in Title IV programs as of the first day of the fiscal year following the second consecutive fiscal year in which the institution exceeded the 90% threshold and would be unable to regain eligibility for two fiscal years thereafter. In addition, an institution that derives more than 90% of its revenue (on a cash basis) from Title IV programs for any single fiscal year will be placed on provisional certification for at least two fiscal years and may be subject to additional conditions or sanctions imposed by the DOE. Using the DOE's formula under the "90/10 Rule," Kendall College, NewSchool of Architecture and Design, St. Augustine and Walden University derived approximately 35%, 47%, 46%, and 74% of their revenues (calculated on a cash basis), respectively, from Title IV program funds for the fiscal year ended December 31, 2014.

        Our U.S. Institutions' ratios could increase in the future. Congressional increases in students' Title IV grant and loan limits may result in an increase in the revenues we receive from Title IV programs. In recent years, legislation has been introduced in Congress that would revise the 90/10 Rule to consider educational benefits for veterans and military personnel from the Department of Veteran Affairs and Department of Defense, respectively, in the same manner as Title IV funds for purposes of the rule, to prohibit institutions from participating in Title IV programs for one year if they derive more than 90% of their total revenues (calculated on a cash basis) from the Title IV programs and these other federal programs in a single fiscal year rather than the current rule of two consecutive fiscal years, and to revise the 90/10 Rule to an 85/15 rule. We cannot predict whether, or the extent to which, any of these proposed revisions could be enacted into law or result in further rulemaking. In addition, reductions in state appropriations in a number of areas, including with respect to the amount of financial assistance provided to post-secondary students, could further increase our U.S. Institutions' percentages of revenues derived from Title IV program funds. The employment circumstances of our students or their parents could also increase reliance on Title IV program funds. If any of our U.S. Institutions become ineligible to participate in Title IV programs as a result of noncompliance with the

90/10 Rule, it could have a material adverse effect on our business, financial condition and results of operations.

Any of our U.S. Institutions may lose eligibility to participate in Title IV programs if their respective student loan default rates are too high.

        An educational institution may lose eligibility to participate in Title IV programs if, for three consecutive years, 30% or more of its students who were required to begin repayment on their federal student loans in the relevant fiscal year default on their payment by the end of the next federal fiscal year. In addition, an institution may lose its eligibility to participate in Title IV programs if the default rate of its students exceeds 40% for any single year. Kendall College's official three-year cohort default rates for the 2012, 2011 and 2010 federal fiscal years were 7.9%, 11.3% and 10.7%, respectively. NewSchool of Architecture and Design's official three-year cohort default rates for the 2012, 2011 and 2010 federal fiscal years were 10.2%, 11.2% and 7.8%, respectively. St. Augustine's official three-year cohort default rates for the 2012, 2011 and 2010 federal fiscal years were 0.5%, 0.0% and 0.6%, respectively. Walden University's official three-year cohort default rates for the 2012, 2011 and 2010 federal fiscal years were 6.8%, 7.8% and 5.4%, respectively.

        The average national student loan default rates published by the DOE for all institutions that participate in the federal student aid programs for 2012, 2011 and 2010, were 11.8%, 13.7% and 14.7%, respectively. While we believe our U.S. Institutions are not in danger of exceeding the regulatory default rate thresholds for other Title IV programs, we cannot provide any assurance that this will continue to be the case. Any increase in interest rates or reliance on "self-pay" students, as well as declines in income or job losses for our students, could contribute to higher default rates on student loans. Exceeding the student loan default rate thresholds and losing eligibility to participate in Title IV programs would have a material adverse effect on our business, financial condition and results of operations. Any future changes in the formula for calculating student loan default rates, economic conditions or other factors that cause our default rates to increase, could place our U.S. Institutions in danger of losing their eligibility to participate in Title IV programs, which would have a material adverse effect on our business, financial condition and results of operations.

We could be subject to sanctions or other adverse legal actions if any of our U.S. Institutions were to pay impermissible commissions, bonuses or other incentive payments to individuals involved in or with responsibility for certain recruiting, admission or financial aid activities.

        Under the HEA, an educational institution that participates in Title IV programs may not make any commission, bonus or other incentive payments to any persons or entities involved in recruitment or admissions activities or in the awarding of financial aid. The requirement only pertains to the recruitment of students who are U.S. citizens, permanent residents and others temporarily residing in the United States with the intention of becoming a citizen or permanent resident. Under regulations that took effect on July 1, 2011, the DOE effectively has taken the position that any commission, bonus or other incentive compensation payment based in any part, directly or indirectly, or securing enrollment or awarding financial aid is inconsistent with the statutory prohibition against incentive compensation. The DOE has maintained that institutions may make merit-based adjustments to employee compensation, provided that those adjustments are not based, in any part, directly or indirectly, upon securing enrollments or awarding financial aid. In sub-regulatory correspondence to institutions, the DOE provided additional guidance regarding the scope of the prohibition on incentive compensation and to what employees and types of activities the prohibition applies. Based on these regulatory changes, we modified some of our compensation practices, which could make it more difficult to attract and retain key employees and executives, and affect our ability to grow and maintain our business and enrollments.

        In addition, in recent years, several for-profit education companies have been faced with whistleblower lawsuits under the Federal False Claims Act, known as "qui tam" cases, by current or former employees alleging violations of the prohibition against incentive compensation. In such cases, the whistleblower's claims are reviewed under seal by the Department of Justice for potential intervention. If the Department of Justice elects to intervene, it assumes primary control over the litigation. If the DOE were to determine that we or any of our U.S. Institutions violated this requirement of Title IV programs, or if we were to be found liable in a False Claims action alleging a violation of this law, or if any third parties we have engaged were to violate this law, we could be fined or sanctioned by the DOE, or subjected to other monetary liability or penalties that could be substantial, including the possibility of treble damages under a False Claims action, any of which could harm our reputation, impose significant costs and have a material adverse effect on our business, financial condition and results of operations.

We could be subject to sanctions if any of our U.S. Institutions fails to correctly calculate and timely return Title IV program funds for students who withdraw before completing their educational program.

        An institution participating in Title IV programs must calculate the amount of unearned Title IV program funds that it has disbursed to students who withdraw from their educational programs before completing such programs and must return those unearned funds to the appropriate lender or the DOE in a timely manner, generally within 45 days of the date the institution determines that the student has withdrawn. If any of our U.S. Institutions does not properly calculate and timely return the unearned funds for a sufficient percentage of students, that institution may have to post a letter of credit in favor of the DOE equal to 25% of Title IV program funds that should have been returned for such students in the prior fiscal year. Additionally, if any of our U.S. Institutions does not correctly calculate and timely return unearned Title IV program funds, that institution may be liable for repayment of Title IV funds and related interest and may be fined, sanctioned, or otherwise subject to adverse actions by the DOE, including termination of that institution's participation in Title IV programs. Any of these adverse actions could increase our cost of regulatory compliance and have a material adverse effect on our business, financial condition and results of operations.

        On March 3, 2015, the DOE issued a final program review determination letter to Walden University for a September 2012 review of the 2011-2012 and 2012-2013 Title IV award years. The letter required Walden University to return $34,281 in Title IV funds, and also found that Walden University failed to timely return Title IV program funds for more than 5% of the withdrawn students during its fiscal year ended December 31, 2012. Based on its findings of noncompliance with DOE requirements to accurately and timely return Title IV program funds when students withdraw, the final program review determination was referred within the DOE for consideration of possible adverse action against Walden University, which if initiated could include fines or limitations on Title IV program funds. Such an adverse action could increase our cost of regulatory compliance and have a material adverse effect on our business, financial condition and results of operations.

        We could also be subject to fines or penalties related to findings cited in our regulatory compliance reviews. For more information, see "—Government, regulatory agencies, accrediting bodies and third parties may conduct compliance reviews, bring claims or initiate litigation against us."

We or certain of our educational programs at our U.S. Institutions may lose eligibility to participate in Title IV programs if any of our U.S. Institutions or certain of their educational programs cannot satisfy the DOE's "gainful employment" requirements.

        Under the HEA, proprietary schools generally are eligible to participate in Title IV programs in respect of educational programs that lead to "gainful employment in a recognized occupation." Historically, the concept of "gainful employment" has not been defined in detail. On October 30, 2014, the DOE published final regulations to define "gainful employment," which became effective on July 1, 2015. The final regulations define this concept using two ratios, one based on annual debt-to-annual earnings ("DTE") and another based on annual debt-to-discretionary income ("DTI") ratio. Under the final regulations, an educational program with a DTE ratio at or below 8% or a DTI ratio at or below

20% is considered "passing." An educational program with a DTE ratio greater than 8% but less than or equal to 12% or a DTI ratio greater than 20% but less than or equal to 30% is considered to be "in the zone." An educational program with a DTE ratio greater than 12% and a DTI ratio greater than 30% is considered "failing." An educational program will cease to be eligible for students to receive Title IV program funds if its DTE and DTI ratios are failing in two out of any three consecutive award years or if both of those rates are failing or in the zone for four consecutive award years. Additionally, the final regulations require an institution to certify to the DOE that its educational programs subject to the gainful employment requirements, which include all programs offered by our U.S. Institutions, meet the applicable requirements for graduates to be professionally or occupationally licensed or certified in the state in which the institution is located. If we are unable to certify that our programs meet the applicable state requirements for graduates to be professionally or occupationally certified in that state, then we may need to cease offering certain programs in certain states or to students who are residents in certain states. The final regulations further include requirements for the reporting of student and program data by institutions to the DOE and expand the disclosure requirements that have been in effect since July 1, 2011. In November 2014, two organizations representing for-profit institutions filed separate lawsuits in federal district courts against the DOE seeking to have the final regulations invalidated. Both lawsuits allege that the DOE exceeded its statutory authority in promulgating the regulation, that the regulation violates an institution's constitutional rights and that the regulation is arbitrary and capricious. In both cases, the courts upheld the regulations and dismissed the lawsuits.

        We are still evaluating the impact of the gainful employment regulations on our educational programs and cannot predict their impact at this time. The failure of any program or programs offered by any of our U.S. Institutions to satisfy any gainful employment regulations could render that program or programs ineligible for Title IV program funds. Additionally, any gainful employment data released by the DOE about our U.S. Institutions or warnings provided under the final regulations could influence current students not to continue their studies, discourage prospective students from enrolling in our programs or negatively impact our reputation. If a particular educational program ceased to become eligible for Title IV program funds, either because it fails to prepare students for gainful employment in a recognized occupation or due to other factors, we could be required to cease offering the program. It is possible that several programs offered by our schools may be adversely impacted by the regulations due to lack of specialized program accreditation or certification or in the states in which such institutions are based. We also could be required to make changes to certain programs in the future in order to comply with the rule or to avoid the uncertainty associated with such compliance. Any of these factors could reduce enrollments, impact tuition prices, and have a material adverse effect on our U.S. Institutions' business, financial condition and results of operations.

If we fail to maintain adequate systems and processes to detect and prevent fraudulent activity in student enrollment and financial aid, our business could be materially adversely impacted.

        Higher educational institutions are susceptible to an increased risk of fraudulent activity by outside parties with respect to student enrollment and student financial aid programs. The DOE's regulations require institutions that participate in Title IV programs to refer to the Office of Inspector General credible information indicating that any applicant, employee, third-party servicer or agent of the institution that acts in a capacity that involves administration of the Title IV programs has been engaged in any fraud or other illegal conduct involving Title IV programs. We cannot be certain that our systems and processes will always be adequate in the face of increasingly sophisticated and ever-changing fraud schemes. The potential for outside parties to perpetrate fraud in connection with the award and disbursement of Title IV program funds, including as a result of identity theft, may be heightened due to our U.S. Institutions offering various educational programs via distance education. Any significant failure by one or more of our U.S. Institutions to adequately detect fraudulent activity related to student enrollment and financial aid could result in loss of accreditation at the discretion of the institutions' accrediting agency, which would result in the institution losing eligibility for Title IV programs, or in direct action by the DOE to limit or terminate the institution's Title IV program participation. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

Any substantial misrepresentation regarding our U.S. Institutions could have a material adverse effect on our business, financial condition and results of operations.

        The DOE's regulation regarding substantial misrepresentations includes statements about the nature of its educational programs, its financial charges or the employability of its graduates. Under the regulation as promulgated by the DOE, any false, erroneous, or misleading statement, or statement that has the likelihood or tendency to deceive, that an institution, one of its representatives, or person or entity with whom the institution has an agreement to provide educational programs, marketing, advertising, recruiting or admissions services, makes directly or indirectly to a student, prospective student, any member of the public, an accrediting agency, a state licensing agency or the DOE could be deemed a misrepresentation by the institution. In the event that the DOE determines that an institution engaged in a substantial misrepresentation, it can revoke the institution's program participation agreement, impose limitations on the institution's participation in Title IV programs, deny participation applications on behalf of the institution, or seek to fine, suspend or terminate the institution's participation in Title IV programs. These regulations create broad grounds for the DOE to monitor and enforce violations of the regulations on substantial misrepresentation, and the DOE has recently taken actions to terminate the Title IV Program participation of, and impose significant financial penalties on other institutions based on its determination of such violations. These regulations also provide grounds for private litigants to seek to enforce the expanded regulations through False Claims Act litigation, which could have a material adverse effect on our business, financial condition and results of operations.

The requirement to notify the DOE in advance of introducing new programs, and to obtain approvals for new programs, could delay the introduction of such programs and negatively impact growth.

        All of our U.S. Institutions are currently provisionally certified by the DOE and remain subject to certain program approval requirements otherwise applicable to provisionally certified institutions. Any delay in obtaining a required DOE approval could delay the introduction of the program, which could negatively impact our enrollment growth.

A bankruptcy filing by us, or by any of our subsidiaries that operate our U.S. Institutions or a closure of one of our U.S. Institutions or their affiliates, would lead to an immediate loss of the institution's eligibility to participate in Title IV programs.

        In the event of a bankruptcy filing by us, or by any of our subsidiaries that operate our U.S. Institutions, the U.S. Institutions owned by us or the bankrupt subsidiary would lose its eligibility to participate in Title IV programs, pursuant to statutory provisions of the HEA and notwithstanding the automatic stay provisions of federal bankruptcy law, which would make any reorganization difficult to implement. Additionally, in the event of any bankruptcy affecting one or more of our U.S. Institutions, the DOE could hold our other U.S. Institutions jointly liable for any Title IV program liabilities, whether asserted or unasserted at the time of such bankruptcy, of our U.S. Institutions whose Title IV program eligibility was terminated.

        Further, in the event that an institution closes and fails to pay liabilities or other amounts owed to the DOE, the DOE can attribute the liabilities of that institution to other institutions under common ownership. If any one of our U.S. Institutions or affiliates were to close or have unpaid DOE liabilities, the DOE could seek to have those liabilities repaid by one of our other U.S. Institutions. In addition, the ultimate controlling owner of SFUAD is Wengen, which is also the ultimate controlling owner of Laureate. As a result, it is possible that the DOE could attempt to attribute any unpaid Title IV related liabilities of SFUAD to our other U.S. Institutions due to their common ownership.

Government, regulatory agencies, accrediting bodies and third parties may conduct compliance reviews, bring claims or initiate litigation against us.

        Because we operate in a highly regulated industry, we may be subject to compliance reviews and claims of noncompliance and lawsuits by government agencies, regulatory agencies and third parties, including claims brought by third parties on behalf of the federal government. On February 3, 2015, the DOE issued a final program review determination letter to National Hispanic University regarding a December 2013 review covering the 2012-2013 and 2013-2014 Title IV award years. The letter determined that National Hispanic University has taken corrective actions necessary to resolve all findings noted in the preliminary report, except for certain findings related to drug and alcohol abuse prevention program requirements. With respect to those findings, the DOE did not require any further action due to the fact that the National Hispanic University closed on August 23, 2015. On September 11, 2015, the DOE issued an expedited final program review determination letter to Kendall College regarding a March-April 2015 program review. The letter determined that Kendall College has taken corrective actions necessary to resolve all findings noted in the preliminary report. In addition, on August 24, 2015, the Higher Learning Commission notified Kendall College that the Higher Learning Commission intends to place the school on ongoing financial monitoring over the next 24 months primarily due to concerns over the school's continued reliance upon Laureate to provide financial support to sustain its operations. See also "—We could be subject to sanctions if any of our U.S. Institutions fails to correctly calculate and timely return Title IV program funds for students who withdraw before completing their educational program."

        If the results of these or other reviews or proceedings are unfavorable to us, or if we are unable to defend successfully against lawsuits or claims, we may be required to pay money damages or be subject to fines, limitations, loss of eligibility for Title IV program funding at our U.S. Institutions, injunctions or other penalties. We may also lose or have limitations imposed on our accreditations, licensing or Title IV program participation, be required to pay monetary damages or be limited in our ability to open new institutions or add new program offerings. Even if we adequately address issues raised by an agency review or successfully defend a lawsuit or claim, we may have to divert significant financial and management resources from our ongoing business operations to address issues raised by those reviews or to defend against those lawsuits or claims. Additionally, we may experience adverse collateral consequences, including declines in the number of students enrolling at our institutions and the willingness of third parties to deal with us or our institutions, as a result of any negative publicity associated with such reviews, claims or litigation. Claims and lawsuits brought against us may damage our reputation or cause us to incur expenses, even if such claims and lawsuits are without merit, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Relating to Our Indebtedness

The fact that we have substantial debt could materially adversely affect our ability to raise additional capital to fund our operations and limit our ability to pursue our growth strategy or to react to changes in the economy or our industry.

        We have substantial debt. As of September 30, 2015 we had (a) a $2.17 billion Senior Secured Credit Facility of which (1) $350.0 million is a multi-currency revolving credit facility scheduled to mature in March 2018, of which $349.9 million was outstanding at September 30, 2015, and (2) $1.82 billion is a senior secured term loan facility scheduled to mature in June 2018, (b) $1.38 billion aggregate principal amount of senior notes and (c) $1.11 billion of other long-term indebtedness, consisting of capital lease obligations, notes payable, seller notes and borrowings against certain lines of credit. During 2014, our total cash interest payments on our debt were approximately

54% of our net cash provided by operating activities of continuing operations (excluding such cash interest expense). Our debt could have important negative consequences to our business, including:

  •
  increasing the difficulty of our ability to make payments on our outstanding debt;

  •
  increasing our vulnerability to general economic and industry conditions because our debt payment obligations may limit our ability to use our cash to respond to or defend against changes in the industry or the economy;

  •
  requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities or to pay dividends;

  •
  limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

  •
  limiting our ability to pursue our growth strategy;

  •
  limiting our ability to adjust to changing market conditions; and

  •
  placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in the senior secured credit agreement governing our Senior Secured Credit Facilities and the indenture governing our outstanding notes. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

Our debt agreements contain, and future debt agreements may contain, restrictions that may limit our flexibility in operating our business.

        The senior secured credit agreement governing our Senior Secured Credit Facilities and the indenture governing our outstanding notes contain various covenants that may limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries' ability to, among other things:

  •
  pay dividends and make certain distributions, investments and other restricted payments;

  •
  incur additional indebtedness, issue disqualified stock or issue certain preferred shares;

  •
  sell assets;

  •
  enter into transactions with affiliates;

  •
  create certain liens or encumbrances;

  •
  preserve our corporate existence;

  •
  merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; and

  •
  designate our subsidiaries as unrestricted subsidiaries.

        In addition, the senior secured credit agreement governing our Senior Secured Credit Facilities provides for a consolidated senior secured debt to consolidated EBITDA maintenance financial covenant, solely with respect to the revolving line of credit facility, which is to be tested quarterly.

        The senior secured credit agreement governing our Senior Secured Credit Facilities and the indenture governing our outstanding notes also include cross-default provisions applicable to other agreements. A breach of any of these covenants could result in a default under the agreement governing such indebtedness, including as a result of cross-default provisions. In addition, failure to make payments or observe certain covenants on the indebtedness of our subsidiaries may cause a cross default on our Senior Secured Credit Facilities and our outstanding notes. Upon our failure to maintain compliance with these covenants, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If the lenders under such indebtedness accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings, as well as our other indebtedness. We have pledged a significant portion of our assets as collateral under our Senior Secured Credit Facilities. If we were unable to repay those amounts, the lenders under our Senior Secured Credit Facilities could proceed against the collateral granted to them to secure that indebtedness.

We rely on contractual arrangements and other payments, advances and transfers of funds from our operating subsidiaries to meet our debt service and other obligations.

        We conduct all of our operations through certain of our subsidiaries, and we have no significant assets other than cash of $128.8 million as of September 30, 2015 held domestically at corporate entities and the capital stock or other control rights of our subsidiaries. As a result, we rely on payments from contractual arrangements, such as intellectual property royalty, network fee and management services agreements. In addition, we also rely upon intercompany loan repayments and other payments from our operating subsidiaries to meet any existing or future debt service and other obligations, a substantial portion of which are denominated in U.S. dollars. The ability of our operating subsidiaries to pay dividends or to make distributions or other payments to their parent companies or directly to us will depend on their respective operating results and may be restricted by, among other things, the laws of their respective jurisdictions of organization, regulatory requirements, agreements entered into by those operating subsidiaries and the covenants of any existing or future outstanding indebtedness that we or our subsidiaries may incur. For example, our VIE institutions generally are not permitted to pay dividends. Further, because most of our income is generated by our operating subsidiaries in non-U.S. dollar denominated currencies, our ability to service our U.S. dollar denominated debt obligations may be impacted by any strengthening of the U.S. dollar compared to the functional currencies of our operating subsidiaries.

Disruptions of the credit and equity markets worldwide may impede or prevent our access to the capital markets for additional funding to expand our business and may affect the availability or cost of borrowing under our existing senior secured credit facilities.

        The credit and equity markets of both mature and developing economies have historically experienced extraordinary volatility, asset erosion and uncertainty, leading to governmental intervention in the banking sector in the United States and abroad. If these market disruptions occur in the future, we may not be able to access the capital markets to obtain funding needed to refinance our existing indebtedness or expand our business. In addition, changes in the capital or other legal requirements applicable to commercial lenders may affect the availability or increase the cost of borrowing under our Senior Secured Credit Facilities. If we are unable to obtain needed capital on terms acceptable to us, we may need to limit our growth initiatives or take other actions that materially adversely affect our business, financial condition, results of operations and cash flows.

Failure to obtain additional capital in the future could materially adversely affect our ability to grow.

        We believe that our cash flows from operations, cash, investments and borrowings under our multi-currency revolving credit facility will be adequate to fund our current operating plans for the foreseeable future. However, we may need additional debt or equity financing in order to finance our continued growth and to fund the put/call arrangements with certain minority stockholders. In addition, we may be required to buy additional interests in certain higher education institutions at specified times in the future. The amount and timing of such additional financing will vary principally depending on the timing and size of acquisitions and new institution openings, the willingness of sellers to provide financing for future acquisitions and the cash flows from our operations. Given current global macro conditions, companies with emerging market exposure have been more affected by recent market volatility, and this has been reflected in the trading level of our 9.25% Senior Notes due 2019, which are currently trading at a discount to par. During the second quarter of 2015, we completed our annual reviews with the two leading U.S. credit rating agencies. As a result of those reviews, one of these rating agencies reaffirmed their rating of the Company; however, the other rating agency downgraded our credit rating one notch. The current trading price for our notes, as well as the reduced credit rating, may materially and adversely affect our ability to obtain additional debt financing in the future. To the extent that we require additional financing in the future and are unable to obtain such additional financing, we may not be able to fully implement our growth strategy.

Our variable rate debt exposes us to interest rate risk which could materially adversely affect our cash flow.

        Borrowings under our Senior Secured Credit Facilities and certain local credit facilities bear interest at variable rates and other debt we incur also could be variable-rate debt. If market interest rates increase, variable-rate debt will create higher debt service requirements, which could materially adversely affect our cash flow. If these rates were to increase significantly, the risks related to our substantial debt would intensify. While we have and may in the future enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk. Based on our outstanding variable-rate debt as of September 30, 2015, after factoring in the impact of the derivatives and the interest rate floor in our Senior Secured Credit Facilities, an increase of 1% in interest rates would result in an increase in interest expense of approximately $         million on an annual basis.

Risks Relating to the Exchange Offer

If you choose not to exchange your outstanding notes in the exchange offer, the transfer restrictions currently applicable to your outstanding notes will remain in force and the market price of your outstanding notes could decline.

        If you do not exchange your outstanding notes for exchange notes in the exchange offer, then you will continue to be subject to the transfer restrictions on the outstanding notes as set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the exchange and registration rights agreements, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to "Summary—Summary of the Terms of the Exchange Offer," "The Exchange Offer" and "Registration Rights" for information about how to tender your outstanding notes.

        The tender of outstanding notes under the exchange offer will reduce the principal amount of the outstanding notes, which may have an adverse effect upon and increase the volatility of, the market price of the outstanding notes due to reduction in liquidity.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the exchange notes.

        The exchange notes are new issues of securities for which there is no established public market. Certain of the initial purchasers in the private offering of the outstanding notes have advised us that they intend to make a market in the exchange notes as permitted by applicable laws and regulations;

however, the initial purchasers are not obligated to make a market in any of the exchange notes, and they may discontinue their market-making activities at any time without notice. Therefore, an active market for any of the exchange notes may not develop or, if developed, it may not continue. Historically, the market for non-investment-grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for any of the exchange notes may not be free from similar disruptions and any such disruptions may adversely affect the prices at which you may sell your exchange notes. In addition, subsequent to their initial issuance, the exchange notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

Risks Relating to the Notes

        The following risks apply to the outstanding notes and will apply equally to the exchange notes.

Our debt agreements contain, and future debt agreements may contain, restrictions that may limit our flexibility in operating our business.

        The senior secured credit agreement governing our Senior Secured Credit Facilities and the indenture governing the notes contain various covenants that may limit our ability to engage in specified types of transactions. In addition, the senior secured credit agreement governing our Senior Secured Credit Facilities and the indenture governing the notes also include cross-default provisions applicable to other agreements. These covenants limit our and our restricted subsidiaries' ability to, among other things:

  •
  pay dividends and make certain distributions, investments and other restricted payments;

  •
  incur additional indebtedness, issue disqualified stock (as described in the senior secured credit agreement governing our Senior Secured Credit Facilities and the indenture governing the notes) or issue certain preferred shares;

  •
  sell assets;

  •
  enter into transactions with affiliates;

  •
  create certain liens or encumbrances;

  •
  preserve our corporate existence;

  •
  merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; and designate our subsidiaries as unrestricted subsidiaries.

        A breach of any of these covenants could result in a default under the agreement governing such indebtedness, including as a result of cross-default provisions. In addition, failure to make payments or observe certain covenants on the indebtedness of our subsidiaries may cause a cross default on our Senior Secured Credit Facilities and the notes. Upon our failure to maintain compliance with these covenants, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If the lenders under such indebtedness accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings, as well as our other indebtedness. We have pledged a significant portion of our assets as collateral under our Senior Secured Credit Facilities. If we were unable to repay those amounts, the lenders under our Senior Secured Credit Facilities could proceed against the collateral granted to them to secure that indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

        Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

        If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our senior secured credit agreement governing our Senior Secured Credit Facilities and the indenture governing the notes restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

Repayment of our debt, including the notes, is dependent on cash flow generated by our subsidiaries and their ability to make distributions to us or return cash via other repatriation strategies.

        Our subsidiaries own a significant portion of our assets and conduct a significant portion of our operations. Accordingly, repayment of our indebtedness, including the notes, is dependent, to a significant extent, on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the notes, our subsidiaries do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. Our non-guarantor subsidiaries include foreign subsidiaries and they may be prohibited by law or other regulations from distributing funds to us and/or we may be subject to payment of repatriation taxes and withholdings. Our non-guarantor subsidiaries account for substantially all of our total revenue, our total Adjusted EBITDA, and our total assets and our total liabilities (other than our Senior Secured Credit Facilities and the notes). While the indenture governing the notes limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries or receive cash via other cash repatriation strategies for services rendered and intellectual property, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

Claims of noteholders will be structurally subordinated to the claims of creditors of our non-guarantor subsidiaries.

        The notes will not be guaranteed by all of our subsidiaries. For example, our foreign subsidiaries and our subsidiaries that do not guarantee the Senior Secured Credit Facilities (including our non-wholly owned subsidiaries) will not guarantee the notes. Accordingly, claims of holders of the notes will be structurally subordinate to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes.

        Our non-guarantor subsidiaries account for substantially all of our total revenues, our total Adjusted EBITDA, our total assets and our total liabilities (other than our Senior Secured Credit Facilities and the notes).

Your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our assets.

        Our obligations under the notes and our guarantors' obligations under their guarantees of the notes are unsecured, but our obligations under the Senior Secured Credit Facilities and each guarantor's obligations under its respective guarantee of the Senior Secured Credit Facilities are secured by a security interest in substantially all of our domestic tangible and intangible assets, including the stock of most of our wholly owned U.S. subsidiaries, and a portion of the assets and a portion of the stock of certain of our non-U.S. subsidiaries. If we are declared bankrupt or insolvent, or if we default under our senior secured credit agreement governing our Senior Secured Credit Facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture governing the notes at such time. Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the notes, then that guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes are not secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See "Description of Other Indebtedness." As of September 30, 2015, we had $2,169.4 million of senior secured indebtedness. The indenture governing the notes permits us and our restricted subsidiaries to incur substantial additional indebtedness in the future, including additional senior secured indebtedness. The notes will not be guaranteed by all of our subsidiaries. Accordingly, claims of holders of the notes will be structurally subordinate to the claims of creditors of our non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the notes.

        Any default under the agreements governing our indebtedness, including a default under the senior secured credit agreement governing our Senior Secured Credit Facilities, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in the senior secured credit agreement governing our Senior Secured Credit Facilities and the indenture governing the notes), we could be in default under the terms of the agreements governing such indebtedness, including our senior secured credit agreement governing our Senior Secured Credit Facilities and the indenture governing the notes. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the Senior Secured Credit Facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under the Senior Secured Credit Facilities to avoid being in default. If we breach our covenants under the Senior Secured Credit Facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our Senior Secured Credit Agreement, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes.

        Upon the occurrence of a "change of control," as defined in the indenture governing the notes, we must offer to buy back the notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest, if any, to the date of the repurchase. Our failure to purchase, or give notice of purchase of, the notes would be a default under the indenture governing the notes, which would also be a default under the senior secured credit agreement governing our Senior Secured Credit Facilities. See "Description of Notes—Repurchase at the Option of Holders—Change of Control." If a change of control occurs, it is possible that we may not have sufficient assets at the time of the change of control to make the required repurchase of notes or to satisfy all obligations under the senior secured credit agreement governing our Senior Secured Credit Facilities and the indenture governing the notes. In order to satisfy our obligations, we could seek to refinance the indebtedness under the Senior Secured Credit Facilities and the indenture governing the notes or obtain a waiver from the lenders under the Senior Secured Credit Facilities or the holders of the notes. We cannot assure you that we would be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, if at all.

We may enter into transactions that would not constitute a change of control that could affect our ability to satisfy our obligations under the notes.

        Legal uncertainty regarding what constitutes a change of control and the provisions of the indenture governing the notes may allow us to enter into transactions, such as acquisitions, refinancing or recapitalizations, that would not constitute a change of control but may increase our outstanding indebtedness or otherwise affect our ability to satisfy our obligations under the notes. The definition of change of control for purposes of the notes includes a phrase relating to the transfer of "all or substantially all" of our assets taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, your ability to require us to repurchase notes as a result of a transfer of less than all of our assets to another person may be uncertain. Although overturned on other grounds, a Florida bankruptcy court found that this kind of provision was not effective to protect guarantees.

The lenders under the senior secured credit facilities will have the discretion to release the guarantors under the senior secured credit agreement in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the notes.

        While any obligations under the Senior Secured Credit Facilities remain outstanding, the lenders under the Senior Secured Credit Facilities will have the discretion to release guarantors under the Senior Secured Credit Facilities in a variety of circumstances. If a guarantor is no longer a guarantor of obligations under the Senior Secured Credit Facilities or any other indebtedness, then such guarantor's guarantee of the notes will be released without action by, or consent of, any holder of the notes or the trustee under the indenture governing the notes. See "Description of Notes—Guarantees." You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of noteholders.

Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes.

        Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of the guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

  •
  we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

  •
  the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

  •
  we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor's ability to pay as they mature; or

  •
  we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

        If a court were to find that the issuance of the notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to currently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries' other debt that could result in acceleration of such debt.

        As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

        We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors' other debt.

The Wengen Investors control us and may have conflicts of interest with us or you in the future.

        The Wengen Investors own approximately 95% of the outstanding equity interests of the Company through their investment in Wengen. As a result, the Wengen Investors have control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of stockholders regardless of whether noteholders believe that any such transactions are in their own best interests. For example, the Wengen Investors could cause us to make acquisitions that increase the amount of indebtedness that is secured or that is senior to the notes or to sell assets, which may impair our ability to make payments under the notes.

        Additionally, the Wengen Investors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Wengen Investors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as the Wengen Investors, or other funds controlled by or associated with the Wengen Investors, continue to indirectly own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, the Wengen Investors will continue to be able to strongly influence or effectively control our decisions.

As a public benefit corporation, our focus on a specific public benefit purpose and producing a positive effect for society may negatively influence our financial performance.

        As a public benefit corporation, since we do not have a fiduciary duty solely to our stockholders, we may take actions that we believe will benefit our students and the surrounding communities, even if those actions do not maximize our short- or medium-term financial results. While we believe that this designation and obligation will benefit the Company given the importance to our long-term success of our commitment to education, it could cause our board of directors to make decisions and take actions not in keeping with the short-term or more narrow interests of our investors. Any longer-term benefits may not materialize within the timeframe we expect or at all and may have an immediate negative effect. For example:

  •
  we may choose to revise our policies in ways that we believe will be beneficial to our students and their communities in the long term, even though the changes may be costly in the short- or medium-term;

  •
  we may take actions, such as modernizing campuses to provide students with the latest technology, even though these actions may be more costly than other alternatives;

  •
  we may be influenced to pursue programs and services to demonstrate our commitment to our students and communities even though there is no immediate return to our investors; or

  •
  in responding to a possible proposal to acquire the Company, our board of directors may be influenced by the interests of our employees, students, teachers and others whose interests may be different from the interests of our investors.

        We may be unable or slow to realize the long-term benefits we expect from actions taken to benefit our students and communities in which we operate, which could materially adversely affect our business, financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements" within the meaning of the federal securities laws, which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates" or "anticipates" or similar expressions that concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations are disclosed under "Risk Factors" and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the factors discussed in this prospectus. Some of the factors that we believe could affect our results include:

  •
  the risks associated with our operation of an increasingly global business, including complex management, foreign currency, legal, tax and economic risks;

  •
  our ability to effectively manage the growth of our business;

  •
  our ability to continue to make acquisitions and to successfully integrate and operate acquired businesses;

  •
  the development and expansion of our global education network and the effect of new technology applications in the educational services industry;

  •
  the effect of existing laws governing our business or changes in those laws;

  •
  changes in the political, economic and business climate in the international or the U.S. markets where we operate;

  •
  risks of downturns in general economic conditions and in the educational services and education technology industries;

  •
  possible increased competition from other educational service providers;

  •
  market acceptance of new service offerings by us or our competitors and our ability to predict and respond to changes in the markets for our educational services;

  •
  the effect on our business and results of operations from fluctuations in the value of foreign currencies;

  •
  our ability to attract and retain key personnel;

  •
  the fluctuations in revenues due to seasonality;

  •
  our ability to generate anticipated savings from our EiP program or our SSOs;

  •
  our ability to maintain proper and effective internal controls necessary to produce accurate financial statements on a timely basis; and

  •
  our focus on a specific public benefit purpose and producing a positive effect for society may negatively influence our financial performance.

        We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

 USE OF PROCEEDS

        The exchange offer is intended to satisfy obligations under the exchange and registration rights agreements that Laureate Education, Inc. entered into in connection with the private offering of the outstanding notes. We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. As consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the exchange and registration rights agreements. The outstanding notes that are surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any increase or decrease in our level of indebtedness.

CAPITALIZATION

        The following table shows our cash and cash equivalents and our capitalization as of September 30, 2015.

        You should read this table together with "Use of Proceeds," "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of September 30, 2015
Actual
(Dollar amounts in millions) (unaudited)
Cash and cash equivalents (includes VIE amounts of $167.3 million)	$618.4

Indebtedness
Senior Secured Credit Facilities:
Multi-currency revolving credit facility(1)	$349.9
Term loan facilities(2)	1,819.5
Outstanding senior notes due 2019	1,385.3
Other debt, including seller notes(3)	1,108.2

Total debt	4,662.9
Stockholders' equity
Preferred stock, $0.001 par value; 50,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—
Common stock, $0.001 par value: 700,000,000 shares authorized, 531,764,835 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	0.5
Additional paid-in capital	2,697.2
Accumulated other comprehensive loss	(935.5)
Accumulated deficit	(1,392.9)

Total Laureate Education, Inc. stockholders' equity(4)	369.4

Total capitalization	$5,032.3

(1)
Consists of a $350.0 million senior secured multi-currency revolving credit facility with a maturity date of March 2018. As of September 30, 2015, we had borrowed $349.9 million and had $0.9 million of outstanding letters of credit which decrease availability, and as such, we had no availability under this facility.

(2)
Consists of a $1,819.5 million term loan with a maturity date of June 2018.

(3)
Consists of $249.7 million in capital lease obligations (including sale-leaseback financings), $530.2 million in notes payable, $184.3 million in seller notes and $144.0 million in borrowings against lines of credit. See "Description of Certain Indebtedness—Other Debt."

(4)
Excludes redeemable noncontrolling interests and equity of $49.1 million, which are located between liabilities and equity on the September 30, 2015 consolidated balance sheet included elsewhere in this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        Set forth below are selected consolidated financial data of Laureate Education, Inc., at the dates and for the periods indicated. The selected historical statements of operations data and statements of cash flows data for the fiscal years ended December 31, 2014, 2013 and 2012 and balance sheet data as of December 31, 2014 and 2013 have been derived from our historical audited consolidated financial statements included elsewhere in this prospectus. The selected historical statements of operations data and statements of cash flows data for the fiscal years ended December 31, 2011 and 2010 and balance sheet data as of December 31, 2012, 2011 and 2010 have been derived from our historical audited consolidated financial statements not included in this prospectus. The unaudited historical consolidated statement of operations data and statement of cash flows data for the nine months ended September 30, 2015 and 2014 and the unaudited consolidated balance sheet data as of September 30, 2015, have been derived from our historical unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our future results. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included therein. See accompanying historical financial statements of FMU Group and Sociedade Educacional Sul-Rio-Grandense Ltda., as well as the pro forma financial statements included elsewhere in this prospectus, which are included because these two acquisitions met the significance thresholds of Rule 3-05 of Regulation S-X.

        The selected historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Nine Months Ended September 30,		Fiscal Year Ended December 31,
(Dollar amounts in thousands)	2015	2014	2014	2013	2012	2011	2010
	(unaudited)
Consolidated Statements of Operations:
Revenues	$3,141,156	$3,085,473	$4,414,682	$3,913,881	$3,567,117	$3,370,350	$2,873,619
Costs and expenses:
Direct costs	2,795,027	2,789,469	3,838,179	3,418,449	3,148,530	2,943,732	2,504,540
General and administrative expenses	134,103	100,946	151,215	141,197	110,078	101,383	98,668
Loss on impairment of assets	—	16,454	125,788	33,582	58,329	108,467	195,543

Operating income	212,026	178,604	299,500	320,653	250,180	216,768	74,868
Interest income	9,924	19,344	21,822	21,805	19,467	20,020	17,906
Interest expense	(300,145)	(279,118)	(385,754)	(350,196)	(307,728)	(276,943)	(237,624)
Loss on debt extinguishment	(1,263)	—	(22,984)	(1,361)	(4,421)	(3,755)	—
(Loss) gain on derivatives	(2,618)	(2,020)	(3,101)	6,631	(63,234)	15,242	(74,527)
Settlement of stockholders litigation(1)	—	—	—	—	—	(10,000)	—
Loss from regulatory changes(2)	—	—	—	—	(43,716)	—	—
Other income (expense), net	1,268	(73)	(1,184)	7,499	(5,533)	5,194	(4,077)
Foreign currency exchange (loss) gain, net	(139,416)	(72,293)	(109,970)	(3,102)	14,401	(32,424)	(27,863)

(Loss) income from continuing operations before income taxes and equity in net income (loss) of affiliates	(220,224)	(155,556)	(201,671)	1,929	(140,584)	(65,898)	(251,317)
Income tax (expense) benefit	(81,587)	(54,402)	39,060	(91,246)	(68,061)	(50,230)	40,812
Equity in net income (loss) of affiliates, net of tax	2,106	(127)	158	(905)	(8,702)	(1,392)	(512)

Loss from continuing operations	(299,705)	(210,085)	(162,453)	(90,222)	(217,347)	(117,520)	(211,017)
Income from discontinued operations, net of tax of $0, $0, $0, $0, $787, $1,089 and $568, respectively	—	—	—	796	4,384	3,215	990
Gain on sales of discontinued operations, net of tax of $0, $0, $0, $1,864, $179, $0 and $0, respectively	—	—	—	4,350	3,308	—	—

Net loss	(299,705)	(210,085)	(162,453)	(85,076)	(209,655)	(114,305)	(210,027)
Net loss attributable to noncontrolling interests	124	4,832	4,162	15,398	8,597	9,120	7,436

Net loss attributable to Laureate Education, Inc.	$(299,581)	$(205,253)	$(158,291)	$(69,678)	$(201,058)	$(105,185)	$(202,591)

	Nine Months Ended September 30,		Fiscal Year Ended December 31,
(Dollar amounts in thousands)	2015	2014	2014	2013	2012	2011	2010
	(unaudited)
Consolidated Statements of Cash Flows:
Net cash provided by operating activities of continuing operations	$220,295	$230,103	$269,156	$277,202	$245,653	$341,069	$245,918
Net cash used in investing activities of continuing operations	(41,324)	(351,555)	(489,181)	(899,083)	(453,747)	(405,585)	(357,135)
Net cash provided by financing activities of continuing operations	12,056	125,166	172,586	756,663	124,825	155,483	204,232
Net cash provided by (used in) operating activities of discontinued operations	—	—	—	344	(6,190)	4,861	7,464
Net cash used in investing activities of discontinued operations	—	—	—	—	(149)	(2,321)	(2,793)
Net cash used in financing activities of discontinued operations						—	(3,443)
Net cash provided by (used in) discontinued operations	—	—	—	344	(6,339)	2,540	1,228
Effects of exchange rate changes on cash	(34,221)	(37,100)	(50,877)	(12,531)	2,712	(21,619)	12,493
Business acquisitions, net of cash acquired	(6,705)	(277,614)	(287,945)	(177,550)	203	(22,301)	(103,066)
Payments of contingent consideration for acquisitions	—	—	—	(5,674)	—	—	(5,260)
Segment Data:
Revenues:
LatAm	$1,775,287	$1,750,809	$2,532,451	$2,340,867	$2,135,176	$2,009,151	$1,651,276
Europe	297,482	330,929	499,261	469,733	434,571	416,471	373,175
AMEA	305,949	278,346	395,907	194,060	158,476	139,003	132,372
GPS	767,943	727,267	998,154	911,023	852,886	812,579	723,102
Corporate	(5,505)	(1,878)	(11,091)	(1,802)	(13,992)	(6,854)	(6,306)

Total revenues	$3,141,156	$3,085,473	$4,414,682	$3,913,881	$3,567,117	$3,370,350	$2,873,619

Adjusted EBITDA(3):
LatAm	$323,143	$318,165	$541,975	$466,664	$380,254	$413,722	$346,686
Europe	23,128	23,502	71,116	74,591	73,757	60,262	59,225
AMEA	36,627	16,173	28,580	(5,177)	(5,939)	(14,476)	(3,295)
GPS	176,848	154,010	226,208	204,068	191,095	202,788	179,526
Corporate	(83,881)	(66,371)	(94,354)	(93,674)	(92,134)	(86,277)	(77,008)

Total Adjusted EBITDA(3)	$475,865	$445,479	$773,525	$646,472	$547,033	$576,019	$505,134

Other Data:
Total enrollments (rounded to the nearest thousand):
LatAm	809,000	767,000	752,000	617,000	559,000	509,000	445,000
Europe	53,000	46,000	51,000	47,000	42,000	40,000	34,000
AMEA	83,000	77,000	77,000	61,000	44,000	42,000	50,000
GPS	81,000	77,000	79,000	78,000	76,000	71,000	68,000

Total	1,026,000	967,000	959,000	803,000	721,000	662,000	597,000

New enrollments (rounded to the nearest hundred):
LatAm	384,600	340,400	344,700	315,400	300,700	266,200	212,700
Europe	9,100	8,200	20,200	18,500	16,500	15,500	13,700
AMEA	38,900	39,400	42,100	20,600	17,600	15,100	16,900
GPS	34,700	32,300	42,600	40,500	41,600	40,100	41,300

Total	467,300	420,300	449,600	395,000	376,400	336,900	284,600

		As of December 31,
	As of September 30, 2015
(Dollar amounts in thousands)		2014	2013	2012	2011	2010
	(unaudited)
Consolidated Balance Sheets:
Cash and cash equivalents	$618,390	$461,584	$559,900	$427,305	$511,049	$442,196
Restricted cash(4)	147,690	149,438	361,832	130,953	101,173	82,024
Net working capital (deficit) (including cash and cash equivalents)	(413,314)	(515,877)	(205,692)	(363,050)	(308,696)	(253,397)
Property and equipment, net	2,271,027	2,514,319	2,656,726	2,353,014	2,108,438	2,010,132
Goodwill	2,125,846	2,469,795	2,376,678	2,301,138	2,229,485	2,401,865
Tradenames and accreditations	1,363,515	1,461,762	1,519,737	1,526,339	1,553,984	1,707,534
Other intangible assets, net	57,593	93,064	29,973	14,915	31,164	73,704
Total assets	7,845,987	8,438,218	8,455,080	7,767,217	7,377,001	7,484,972
Total debt, including debt to shareholders of acquired companies(5)	4,662,924	4,814,928	4,499,866	3,695,679	3,437,565	3,189,186
Deferred compensation	118,072	115,575	188,394	182,119	173,175	160,479
Total liabilities, excluding debt, due to shareholders of acquired companies and derivative instruments	2,712,571	2,498,611	2,350,067	2,284,464	2,086,055	1,926,174
Redeemable noncontrolling interests and equity	49,142	43,876	42,165	53,225	70,518	164,606
Total Laureate Education, Inc. stockholders' equity	369,376	1,017,068	1,465,755	1,596,097	1,701,965	2,060,548

(1)
Represents a $10.0 million expense in connection with the settlement of stockholder litigation in 2011 related to our leveraged buyout in 2007.

(2)
Represents a loss of $43.7 million from regulatory changes resulting from the deconsolidation of UDLA Ecuador at the end of the third quarter of 2012.

(3)
We define Adjusted EBITDA as net loss, before gain on sales of discontinued operations, net of tax, income from discontinued operations, net of tax, equity in net (income) loss of affiliates, net of tax, income tax expense (benefit), foreign currency exchange loss (income), net, other (income) expense, net, settlement of stockholders litigation (for 2011), loss from regulatory changes (for 2012), loss (gain) on derivatives, loss on debt extinguishment, interest expense and interest income, plus depreciation and amortization, stock-based compensation expense, loss on impairment of assets, expenses related to implementation of our EiP initiative and, for 2010, certain pre-leveraged buyout compensation and transaction costs. When we review Adjusted EBITDA on a segment basis, we exclude inter-segment revenues and expenses that eliminate in consolidation. Adjusted EBITDA is used in addition to and in conjunction with results presented in accordance with GAAP and should not be relied upon to the exclusion of GAAP financial measures.

We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, Adjusted EBITDA is a key financial measure used by the compensation committee of our board of directors and our Chief Executive Officer in connection with the payment of incentive compensation to our executive officers and other members of our management team. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

  •
  Adjusted EBITDA does not include impairment charges on long-lived assets;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

    •
    Adjusted EBITDA does not reflect expenses related to implementation of our EiP program to optimize and standardize our processes; and

    •
    Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us.

Other companies may calculate Adjusted EBITDA differently than the way we do, limiting the usefulness of these items as comparative measures. We believe that the inclusion of Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about our business. While management believes that these measures provide useful information to investors, the SEC may require that Adjusted EBITDA be presented differently or not at all in filings made with the SEC.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net loss and our other GAAP results. The following unaudited table sets forth a reconciliation of Adjusted EBITDA to net loss for the periods indicated:

	Nine Months Ended September 30,		Fiscal Year Ended December 31,
(Dollar amounts in thousands)	2015	2014	2014	2013	2012	2011	2010
	(unaudited)
Net loss	$(299,705)	$(210,085)	$(162,453)	$(85,076)	$(209,655)	$(114,305)	$(210,027)
Plus:
Gain on sales of discontinued operations, net of tax	—	—	—	(4,350)	(3,308)	—	—
Income from discontinued operations, net of tax	—	—	—	(796)	(4,384)	(3,215)	(990)

Loss from continuing operations	(299,705)	(210,085)	(162,453)	(90,222)	(217,347)	(117,520)	(211,017)
Plus:
Equity in net (income) loss of affiliates, net of tax	(2,106)	127	(158)	905	8,702	1,392	512
Income tax expense (benefit)	81,587	54,402	(39,060)	91,246	68,061	50,230	(40,812)

(Loss) income from continuing operations before income taxes and equity in net (income) loss of affiliates	(220,224)	(155,556)	(201,671)	1,929	(140,584)	(65,898)	(251,317)
Plus:
Foreign currency exchange loss (income), net	139,416	72,293	109,970	3,102	(14,401)	32,424	27,863
Other (income) expense, net	(1,268)	73	1,184	(7,499)	5,533	(5,194)	4,077
Settlement of stockholders litigation(a)	—	—	—	—	—	10,000	—
Loss from regulatory changes(b)	—	—	—	—	43,716	—	—
Loss (gain) on derivatives	2,618	2,020	3,101	(6,631)	63,234	(15,242)	74,527
Loss on debt extinguishment	1,263	—	22,984	1,361	4,421	3,755	—
Interest expense	300,145	279,118	385,754	350,196	307,728	276,943	237,624
Interest income	(9,924)	(19,344)	(21,822)	(21,805)	(19,467)	(20,020)	(17,906)

Operating income	212,026	178,604	299,500	320,653	250,180	216,768	74,868
Plus:
Depreciation and amortization	209,390	210,956	288,331	242,725	221,235	228,678	210,392

EDITDA	421,416	389,560	587,831	563,378	471,415	445,446	285,260
Plus:
Stock-based compensation expense(c)	27,222	36,801	49,190	49,512	17,289	22,106	26,772
Loss on impairment of assets(d)	—	16,454	125,788	33,582	58,329	108,467	195,543
EiP expenses(e)	27,227	2,664	10,716	—	—	—	—
Other(f)	—	—	—	—	—	—	(2,441)

Adjusted EBITDA	$475,865	$445,479	$773,525	$646,472	$547,033	$576,019	$505,134

		Fiscal year ended December 31,
	Nine months ended September 30, 2015
		2014	2013	2012	2011	2010
Other Financial Data (unaudited):
Ratio of earnings to fixed charges(6)	—	—	1.0	—	—	—

(a)
See footnote (1) above.

(b)
See footnote (2) above.

(c)
Represents non-cash, stock-based compensation expense pursuant to the provisions of ASC Topic 718.

(d)
Represents non-cash charges related to impairments of long-lived assets. For further details on certain impairment items, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(e)
EiP implementation expenses are related to our enterprise-wide initiative to optimize and standardize our processes, creating vertical integration of procurement, information technology, finance, accounting and human resources, which began in 2014 and is expected to be substantially completed in 2017. EiP includes the establishment of regional SSOs around the world, as well as improvements to our system of internal controls over financial reporting.

(f)
Represents charges related to certain pre-leveraged buyout incentive compensation and transaction costs.
(4)
Restricted cash includes cash equivalents held to collateralize standby letters of credit in favor of the DOE in order to allow our U.S. Institutions to participate in the Title IV program. In addition, we may have restricted cash in escrow pending potential acquisition transactions, or otherwise have cash that is not immediately available for use in current operations.

(5)
Includes current portion of long-term debt and current portion of due to shareholders of acquired companies.

(6)
For purposes of this computation, "earnings" consist of pre-tax losses from continuing operations before adjustment for noncontrolling interests and income or loss from equity investees, plus fixed charges. "Fixed charges" consist of interest costs, both expensed and capitalized, plus the interest component of lease rental expense. Due to the Company's losses in 2015, 2014, 2012, 2011 and 2010, the ratio coverage was less than 1:1 in each of those periods. The Company would have needed to generate additional earnings of $218,151, $203,716, $140,817, $66,009 and $251,821 during 2015, 2014, 2012, 2011 and 2010, respectively, in order to achieve a coverage ratio of 1:1 during those periods.

        Return on Incremental Invested Capital ("ROIIC") is not a recognized measure under GAAP. We believe ROIIC is a relevant metric for investors because it measures how effectively we deploy capital to generate operating profit. We define ROIIC as the change in operating income (as adjusted) for the three-year period ended December 31, 2014 divided by the change in net invested capital for the three-year period ended December 31, 2013. We believe comparing the change in operating income (as adjusted) for the three-year period ended December 31, 2014 versus the change in net invested capital for the three-year period ended December 31, 2013 is a representative reflection of the returns our incremental capital investments generate because it only includes capital deployed for more than 12 months, resulting in a full-year impact on operating income (as adjusted). We believe a three-year measurement period is more representative of the returns we expect to generate on our investments. Our method of calculating ROIIC may differ from the methods other companies use to calculate ROIIC and may be calculated over different time periods. We encourage you to understand the methods other companies use to calculate ROIIC before comparing their ROIIC to ours. The following table presents the calculation of ROIIC:

	Fiscal Year Ended December 31,
(Dollars in thousands):	2011	2014
NUMERATOR:
Operating income	$216,768	$299,500
Loss on impairment of assets	108,467	125,788
EiP implementation expenses	—	10,716
Cash taxes(a)	(76,603)	(83,466)

Operating income (as adjusted)	$248,632	$352,538

Change in operating income (as adjusted)			$103,906

	As of December 31,
	2010	2013
DENOMINATOR:
Total assets	$7,484,972	$8,455,080
Acquisitions escrow within restricted cash(b)	—	(231,000)
Cash and cash equivalents	(442,196)	(559,900)
Total liabilities, excluding debt, due to shareholders of acquired companies and derivative instruments	(1,926,174)	(2,350,067)
Impairment of assets(c)	195,543	395,922

Net invested capital	$5,312,145	$5,710,035

Change in net invested capital			$397,890
ROIIC for the period from 2011 to 2014			26.1%

(a)
In 2014, includes an adjustment of $14.8 million due to timing of tax payments in Mexico resulting from tax reform changes that became effective in January 2014.

(b)
Represents an adjustment in restricted cash in 2013 for the pre-funding of a portion of the purchase price related to the FMU Group acquisition, which did not close until September 2014.

(c)
In 2010, represents the impairment of assets incurred for January 1, 2010 to December 31, 2010. In 2013, represents the cumulative impairment of assets incurred from January 1, 2010 through December 31, 2013.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion of our results of operations and financial condition with the "Selected Historical Consolidated Financial and Other Data" and the audited and unaudited historical consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the "Risk Factors" section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

Introduction

        This Management's Discussion and Analysis of Financial Condition and Results of Operations (the "MD&A") is provided to assist readers of the financial statements in understanding the results of operations, financial condition and cash flows of Laureate Education, Inc. This MD&A should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. Our MD&A is presented in the following sections:

  •
  Overview

  •
  Acquisitions

  •
  Internal Control over Financial Reporting

  •
  Results of Operations

  •
  Liquidity and Capital Resources

  •
  Contractual Obligations

  •
  Off-Balance Sheet Arrangements

  •
  Critical Accounting Policies and Estimates

  •
  Recently Issued Accounting Pronouncements

  •
  Quantitative and Qualitative Disclosures About Market Risk

Overview

        We are the largest global network of degree-granting higher education institutions, with more than one million students enrolled at our 88 institutions in 28 countries on more than 200 campuses, which we collectively refer to as the Laureate International Universities network. We participate in the global higher education market, which is estimated to account for revenues of approximately $1.5 trillion in 2015, according to GSV. We believe the global higher education market presents an attractive long-term opportunity, primarily because of the large and growing imbalance between the supply and demand for quality higher education around the world. Advanced education opportunities drive higher earnings potential, and we believe the projected growth in the middle class population worldwide and limited government resources dedicated to higher education create substantial opportunities for high-quality private institutions to meet this growing and unmet demand. Our outcomes-driven strategy is focused on enabling millions of students globally to prosper and thrive in the dynamic and evolving knowledge economy.

        In 1999, we made our first investment in higher education and, since that time, we have developed into the global leader in higher education, based on the number of students, institutions and countries making up our network. As of September 30, 2015, our global network of 88 institutions comprised 72 institutions we owned or controlled, and an additional 16 institutions that we managed or with which we had other relationships. We have four reporting segments as described below. We group our institutions by geography in Latin America, Europe and Asia, Middle East and Africa for reporting purposes. Our GPS segment includes institutions that have products and services that span the Laureate International Universities network and attract students from across geographic boundaries, including our fully online universities.

  Our Segments

        The LatAm segment includes institutions in Brazil, Chile, Costa Rica, Honduras, Mexico, Panama and Peru and has contractual relationships with a licensed institution in Ecuador. The institutions generate revenues by providing an education that emphasizes applied, professional-oriented content for growing career fields with undergraduate and graduate degree programs. The programs at these institutions are mainly campus-based and are primarily focused on local students. In addition, the institutions in our LatAm segment have begun introducing online and hybrid (a combination of online and in-classroom) courses and programs to their curriculum. Brazil and Chile have government-supported financing programs for higher education, while in other countries students generally finance their own education. Tuition and expenses per student are less than in the Europe and GPS segments, but the volume of enrollments is higher.

        The Europe segment includes institutions in Cyprus, France, Germany, Morocco, Portugal, Spain and Turkey. The institutions generate revenues by providing professional-oriented content for growing career fields with undergraduate and graduate degree programs. The programs at these institutions are mainly campus-based, but several institutions have begun to introduce online and hybrid programs. While a higher percentage of the eligible population in Europe participates in higher education than in LatAm, Europe's population is older and growing more slowly than in the countries in our LatAm and AMEA segments. The greater availability in these locations of established, and in some instances nearly free, public universities results in a more competitive market for increased and sustained enrollments. The institutions in this segment enroll local and international students. As most countries in the Europe segment do not have government financing for private education, most students finance their own education. Tuition and expenses per student are higher, with lower enrollment than in our LatAm and AMEA segments.

        The AMEA segment consists of campus-based institutions with operations in Australia, China, India, Malaysia, South Africa and Thailand. AMEA also manages 11 licensed institutions in the Kingdom of Saudi Arabia and manages one additional institution in China through a joint venture arrangement. Additionally, as of December 31, 2014, AMEA had a relationship with a licensed institution in Indonesia. The programs at these institutions generate revenues by providing an education that emphasizes applied, professional-oriented content for growing career fields with undergraduate and graduate degree programs. The programs at these institutions are mainly campus-based and are primarily focused on local students. Most countries in AMEA do not have government-supported financing for higher education, students finance their own education. The AMEA segment has a combination of fast growing economies, such as China and Malaysia. Tuition and expenses per student are less than in our Europe and GPS segments. In the Kingdom of Saudi Arabia, the government has awarded us contracts with 11 licensed institutions, including eight under the Colleges of Excellence program. The contracts are each five years in length, and we may apply for renewal with the government upon expiration of each contract. The first contract, under which we provide services to approximately 300 students, expires in October 2015, and we anticipate that it will be renewed. The remaining contracts will expire between 2016 and 2020. We anticipate higher enrollments and revenues in the Kingdom of Saudi Arabia.

        The GPS segment includes institutions that have products and services that span the Laureate International Universities network and attract students from across geographic boundaries. The GPS segment includes fully online degree programs in the United States offered through Walden University, a U.S.-based accredited institution, and through the University of Liverpool and the University of Roehampton in the United Kingdom. Additionally, within the GPS segment we have smaller niche campus-based institutions with specialized curriculum in the hospitality, art and design, culinary, and health sciences fields, located in Italy, New Zealand, Spain, Switzerland, the United Kingdom and the United States. The GPS segment also manages one hospitality and culinary institution in China and one hospitality and culinary institution in Jordan through joint venture and other contractual arrangements. The online institutions primarily serve working adults with undergraduate and graduate degree programs, while the campus-based institutions primarily serve traditional students seeking undergraduate and graduate degrees. Students in the United States finance their education in a variety of ways, including Title IV programs.

        Corporate is a non-operating business unit whose purpose is to support operations. Its departments are responsible for establishing operational policies and internal control standards; implementing strategic initiatives; and monitoring compliance with policies and controls throughout our operations. Our Corporate segment is an internal source of capital and provides financial, human resource, information technology, insurance, legal and tax compliance services. The Corporate segment also contains the eliminations of inter-segment revenues and expenses.

        The following information for our operating segments is presented as of September 30, 2015, except where otherwise indicated:

	LatAm	Europe	AMEA	GPS	Total
Countries	8	7	7	8	28	*
Institutions	30	21	22	15	88
Enrollments (rounded to nearest thousand)	809,000	53,000	83,000	81,000	1,026,000
LTM ended September 30, 2015 Revenues ($ in millions)‡	$2,556.9	$465.8	$423.5	$1,038.8	$4,470.4
% Contribution to LTM ended September 30, 2015 Revenues‡	57%	10%	10%	23%	100%

*
Our AMEA and GPS segments both have institutions located in China and our Europe and GPS segments both have institutions located in Spain. The total reflects the elimination of this duplication.

‡
The elimination of inter-segment revenues and amounts related to Corporate, which total $14.6 million, is not separately presented.

  Challenges

        Our global operations are subject to complex business, economic, legal, political, tax and foreign currency risks, which may be difficult to adequately address. The majority of our operations are outside the United States. As a result, we face risks that are inherent in international operations, including: fluctuations in exchange rates, possible currency devaluations, inflation and hyperinflation; price controls and foreign currency exchange restrictions; potential economic and political instability in the countries in which we operate; expropriation of assets by local governments; key political elections and changes in government policies; multiple and possibly overlapping and conflicting tax laws; and compliance with a wide variety of foreign laws. We plan to continue to grow our business globally by acquiring or establishing private higher education institutions. Our success in growing our business will depend on the ability to anticipate and effectively manage these and other risks related to operating in various countries.

  Regulatory Environment

        Our business is subject to regulation by various agencies based on the requirements of local jurisdictions. These agencies continue to review and update regulations as they deem necessary. We cannot predict the form of the rules that ultimately may be adopted in the future or what effects they might have on our business, financial condition, results of operations and cash flows. We will continue to develop and implement necessary changes that enable us to comply with such regulations. See "Risk Factors—Risks Relating to Our Highly Regulated Industry in the United States," "Risk Factors—Risks Relating to Our Business—Our institutions are subject to uncertain and varying laws and regulations, and any changes to these laws or regulations may materially adversely affect our business, financial condition and results of operations," "Risk Factors—Risks Relating to Our Business—Political and regulatory developments in Chile may materially adversely affect our operations" and "Industry Regulation" for a detailed discussion of our different regulatory environments and Note 20, Legal and Regulatory Matters, in our consolidated financial statements included elsewhere in this prospectus.

  Key Business Metrics

  Enrollment

        Enrollment is our lead revenue indicator and represents our most important non-financial metric. We define "enrollment" as the number of students registered in a course on the last day of the enrollment reporting period. New enrollments provide an indication of future revenue trends. Total enrollment is a function of continuing student enrollments, new student enrollments and enrollments from acquisitions, offset by graduations and attrition. Attrition is defined as a student leaving the institution before completion of the program. To minimize attrition, we have implemented programs that involve assisting students in remedial education, mentoring, counseling and student financing.

        Each of our institutions has an enrollment cycle that varies by geographic region and academic program. During each academic year, each institution has a "Primary Intake" period in which the majority of the enrollment occurs. Most institutions also have one or more smaller "Secondary Intake" periods. The first calendar quarter generally coincides with the Primary Intakes for our institutions in Central America, the Andean Region, Brazil and Australia and South Africa. The third calendar quarter generally coincides with the Primary Intakes for our institutions in Mexico and Europe, and our AMEA (China, India and Malaysia only) and GPS segments.

        The following chart shows our enrollment cycles. Shaded areas in the chart represent periods when classes are generally in session and revenues are recognized. Areas that are not shaded represent summer breaks during which revenues are not typically recognized. The large circles indicate the

Primary Intake start dates of our institutions, and the small circles represent Secondary Intake start dates.

  Pricing

        We continually monitor market conditions and carefully adjust our tuition rates to meet local demand levels. We proactively seek the best price and content combinations to ensure that we remain competitive in all the markets in which we operate.

  Principal Components of Income Statement

  Revenues

        Tuition is the largest component of our revenues and we recognize tuition revenues on a weekly basis, as classes are being taught. The amount of tuition generated in a given period depends on the price per credit hour and the total credit hours or price per program taken by the enrolled student population. Deferred revenue and student deposits on our consolidated balance sheets consist of tuition paid prior to the start of academic sessions and unearned tuition amounts recorded as accounts receivable after an academic session begins. The price per credit hour varies by program, by market, and by degree level. Additionally, varying levels of discounts and scholarships are offered depending on market-specific dynamics and individual achievements of our students. Revenues are reported net of scholarships, other discounts, refunds, waivers and the fair value of any guarantees made by Laureate related to student financing programs. In addition to tuition revenues, we generate other revenues from ancillary product sales, dormitory/residency fees, student fees and other education-related services. These other revenues are less material to our overall financial results and have a tendency to trend with tuition revenues. The main drivers of changes in revenues between periods are student enrollment and price.

  Direct Costs

        Our direct costs include instructional and services expenses as well as marketing and promotional expenses. Our instructional and services costs consist primarily of labor and operating costs associated with the delivery of services to our students, including the cost of wages, payroll taxes, and benefits for institution employees, depreciation and amortization, rent, utilities and bad debt expenses. Marketing and promotional costs consist primarily of advertising expenses and labor costs for marketing personnel at the institutions. In general, a significant portion of our direct costs tend to be variable in nature and trend with enrollment, and management continues to monitor and improve the efficiency of instructional delivery. Conversely, as campuses expand, direct costs may grow faster than enrollment growth as infrastructure investments are made in anticipation of future enrollment growth.

  General and Administrative Expenses

        Our general and administrative expenses primarily consist of costs associated with corporate departments, including executive management, accounting, legal, business development and other departments that do not provide direct operational services.

  Factors Affecting Comparability

  Acquisitions

        Our past experiences provide us with the expertise to further our mission of providing high-quality, accessible and affordable higher education to students by expanding into new markets, primarily through acquisitions. Acquisitions affect the comparability of our financial statements from period to period. Acquisitions completed during one period impact comparability to a prior period in which we did not own the acquired entity. Therefore, changes related to such entities are considered "incremental impact of acquisitions" for the first 12 months of our ownership. See Note 5, Acquisitions, in our consolidated financial statements included elsewhere in this prospectus for details of our acquisitions and other transactions.

  Foreign Exchange

        The majority of our institutions are located outside the United States. These institutions enter into transactions in currencies other than the U.S. dollar ("USD") and keep their local financial records in a functional currency other than the USD. We monitor the impact of foreign currency movements and the correlation between the local currency and the USD. Our revenues and expenses are generally denominated in local currency. The USD is our reporting currency and our subsidiaries operate in various other functional currencies, including: Australian Dollar, Brazilian Real, Chilean Peso, Chinese Renminbi, Costa Rican Colon, Euro, Great Britain Pound, Honduran Lempira, Indian Rupee, Malaysian Ringgit, Mexican Peso, Moroccan Dirham, New Zealand Dollar, Peruvian Nuevo Sol, Polish Złoty, Saudi Riyal, South African Rand, Swiss Franc, Thai Baht and Turkish Lira. The principal foreign exchange exposure is the risk related to the translation of revenues and expenses incurred in each country from the local currency into USD. For the years ended December 31, 2013 and December 31, 2014 and the nine months and LTM ended September 30, 2015, the impact of changing foreign currency exchange rates reduced consolidated revenues by approximately $54 million, $225 million, $471 million and $563 million, respectively, as compared to the comparable preceding period. For the years ended December 31, 2013 and December 31, 2014 and the nine months and LTM ended September 30, 2015, the impact of changing foreign currency exchange rates reduced consolidated Adjusted EBITDA by approximately $8 million, $46 million, $87 million and $111 million, respectively, as compared to the comparable preceding period. We experienced a proportionally greater negative impact related to the year ended December 31, 2014 and the nine months and LTM ended September 30, 2015, which resulted from the significant weakening experienced by most currencies against the U.S. dollar where we have significant operations, which began in the second half of 2014. See "Risk Factors—Risks Relating to Our Business—Our reported revenues and earnings may be negatively affected by the strengthening of the U.S. dollar and currency exchange rates."

  Seasonality

        Most of the institutions in our network have a summer break during which classes are generally not in session and minimal revenues are recognized. In addition to the timing of summer breaks, holidays such as Easter also have an impact on our academic calendar. Operating expenses, however, do not fully correlate to the enrollment and revenue cycles, as the institutions continue to incur expenses during summer breaks. Given the geographic diversity of our institutions and differences in timing of summer breaks, our second and fourth quarters are stronger revenue quarters as the majority of our institutions are in session for most of these respective quarters. Our first and third fiscal quarters are weaker revenue quarters because the majority of our institutions have summer breaks for some portion of one of these two quarters. Due to this seasonality, revenues and profits in any one quarter are not necessarily indicative of results in subsequent quarters and may not be correlated to new enrollment in any one quarter. For a discussion of our revenue recognition accounting policy, see Note 3, Significant Accounting Policies, in our consolidated financial statements included elsewhere in this prospectus.

Internal Control over Financial Reporting

        As of December 31, 2014, we had two material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses are related to (1) inadequate journal entry review process and (2) inadequate controls over key reports and spreadsheets.

        The remediation of these material weaknesses includes making significant investments to develop training programs for our global finance organization, changing the organizational design and reporting relationships for our global finance organization and upgrading the qualifications of personnel where necessary, and designing and implementing improved processes and internal controls, some of which are manual. However, until the completion of our ongoing EiP initiative, which is anticipated to occur by the end of 2017 and includes implementing a global enterprise resource planning system and completing the vertical integration of our finance organization through the establishment of regional SSOs, there is significant risk in maintaining these manual processes and bringing them to scale. Our efforts to remediate these material weaknesses may not be effective or prevent any future material weakness in our internal control over financial reporting. See "Risk Factors—Risks Relating to Our Business—We have identified two material weaknesses in our internal control over financial reporting that, if not corrected, could result in material misstatements of our financial statements," and "Risk Factors—Risks Relating to Our Business—If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be materially adversely affected."

        As a public company, we will be required to devote significant resources to complete the assessment and documentation of our internal control system and financial process under Section 404 of the Sarbanes-Oxley Act, including an assessment of the design, implementation and operating effectiveness of our information systems associated with our internal control over financial reporting. We will incur material costs to remediate any material weaknesses and significant deficiencies identified as well as ensuring compliance with Section 404 of the Sarbanes-Oxley Act.

Results of Operations

        The following discussion of the results of our operations is organized as follows:

  •
  Summary Comparison of Consolidated Results

  •
  Non-GAAP Financial Measure

  •
  Segment Results

Summary Comparison of Consolidated Results for the Nine Months Ended September 30, 2015 and 2014

  Discussion of Significant Items Affecting the Consolidated Results for the Nine Months Ended September 30, 2015 and 2014

        On March 5, 2015, we completed the sale of our interest in HSM Group Management Focus Europe Global S.L. ("HSM"). We recognized a net gain of $2.0 million in equity in net loss of affiliates, net of tax, for the nine months ended September 30, 2015.

        During the nine months ended September 30, 2015, we reassessed our position regarding certain ongoing Spanish tax audits and, as a result of recent adverse decisions from the Spanish Supreme Court and Spanish National Court on cases for taxpayers with similar facts, it was determined that we could no longer support a more-likely-than-not position and thus recorded a provision of $42.1 million relating to these tax audits.

        During the nine months ended September 30, 2014, we announced that we would begin a teach-out process at National Hispanic University ("NHU"), an institution in our GPS segment that closed in August 2015, and will no longer enroll new students. In connection with this teach out, we recorded direct costs of $7.4 million in the nine months ended September 30, 2014, respectively, to ensure an orderly and successful transition for our students.

        During the nine months ended September 30, 2014, we recorded a benefit of $11.3 million in our LatAm segment related to the settlement of a pre-acquisition loss contingency after receiving a favorable court ruling with respect to the use of grant funds by the prior owners of Universidade Anhembi Morumbi ("UAM Brazil").

        During the nine months ended September 30, 2014, we incurred employee termination costs of $11.3 million resulting from a reduction in force at certain locations in our LatAm segment and $1.9 million in our Europe segment.

        During the nine months ended September 30, 2014, we determined it was probable that we would achieve a performance target for contingent consideration payable under the terms of the 2013 purchase agreement for THINK Education Group ("THINK"), an institution in our AMEA segment, therefore we accrued this contingent consideration at its estimated fair value of $3.8 million, which we charged to operating expenses.

        During the nine months ended September 30, 2014, we recorded a loss on disposal of property of $4.0 million at Hunan International Economics University ("HIEU"), an institution in our AMEA segment, to write off the carrying value of three parcels of land for which it no longer has land use rights.

        During the nine months ended September 30, 2014, an entity in the Kingdom of Saudi Arabia in our AMEA segment recorded a benefit to direct costs of $2.8 million, primarily related to cash payments received for fully reserved receivables.

        During the nine months ended September 30, 2014, Corporate expenses were reduced by $3.4 million related to proceeds received from the settlement of earthquake-related insurance claims.

        During the nine months ended September 30, 2014, we recorded an impairment charge of $16.4 million on UDLA Chile's tradenames and accreditations due to weakened financial performance that resulted from the loss of accreditation.

  Comparison of Consolidated Results for the Nine Months Ended September 30, 2015 to the Nine Months Ended September 30, 2014

        The following table presents our operating results for the nine months ended September 30, 2015 and 2014:

(in millions)	2015	2014	% Change Better/(Worse) 2015 vs. 2014
Revenues	$3,141.2	$3,085.5	2%
Direct costs	2,795.0	2,789.5	—%
General and administrative expenses	134.1	100.9	(33)%
Loss on impairment of assets	—	16.5	100%

Operating income	212.0	178.6	19%
Interest expense, net of interest income	(290.2)	(259.8)	(12)%
Other non-operating expense	(142.0)	(74.4)	(91)%

Loss from continuing operations before income taxes and equity in net income (loss) of affiliates	(220.2)	(155.6)	(42)%
Income tax expense	(81.6)	(54.4)	(50)%
Equity in net income (loss) of affiliates, net of tax	2.1	(0.1)	nm

Net loss	(299.7)	(210.1)	(43)%
Net loss attributable to noncontrolling interests	0.1	4.8	(98)%

Net loss attributable to Laureate Education, Inc.	$(299.6)	$(205.3)	(46)%

nm—percentage changes not meaningful

        For further details on certain discrete items discussed below, see "—Discussion of Significant Items Affecting the Consolidated Results."

        Revenues increased by $55.7 million to $3,141.2 million for the nine months ended September 30, 2015 (the "2015 fiscal period") from $3,085.5 million for the nine months ended September 30, 2014 (the "2014 fiscal period"). This revenue growth was driven by overall increased average total enrollment at a majority of our institutions, which increased revenues by $229.8 million, the incremental impact of acquisitions, which increased revenues by $111.5 million, and the effect of changes in tuition rates and enrollments in programs at varying price points ("product mix"), pricing and timing, which increased revenues by $188.5 million, due in part to the academic calendar, which resulted in an extra week during the 2015 fiscal period as compared to the 2014 fiscal period at many of our institutions. Partially offsetting this revenue growth was the effect of a net change in foreign currency exchange rates, which decreased revenues by $470.5 million. Other Corporate changes accounted for a decrease in revenues of $3.6 million.

        Direct costs and general and administrative expenses combined increased by $38.7 million to $2,929.1 million for the 2015 fiscal period from $2,890.4 million for the 2014 fiscal period. The direct costs increase was due to the incremental impact of acquisitions increasing costs by $107.9 million and overall higher enrollments and expanded operations increasing costs by $336.8 million. Additionally, during the 2014 fiscal period, we recorded a benefit of $11.3 million related to the settlement of a pre-acquisition loss contingency after receiving a favorable court ruling. Acquisition contingent liabilities for taxes other than income tax, net of changes in recorded indemnification assets, increased direct costs by $2.4 million in the 2015 fiscal period and decreased direct costs by $4.0 million in the 2014 fiscal period, increasing expenses by $6.4 million in the 2015 fiscal period compared to the 2014 fiscal period. During the 2014 fiscal period, an entity in the Kingdom of Saudi Arabia recorded a benefit to direct costs of $2.8 million primarily related to cash payments received for fully reserved receivables. The change in corporate expenses accounted for an increase in costs of $10.5 million for the 2015 fiscal period, primarily from an increase in labor expenses. Additionally, Corporate recorded $3.4 million of proceeds received from the settlement of earthquake-related insurance claims in the 2014 fiscal period.

        Offsetting these direct cost increases was a net change in foreign currency exchange rates, which decreased costs by $412.0 million for the 2015 fiscal period compared to the 2014 fiscal period. In the 2014 fiscal period, employee termination costs related to a reduction in force increased direct costs by $13.2 million. In the 2014 fiscal period, we determined that it was probable that one of our institutions would meet performance targets that were part of a share purchase agreement and accrued for a contingent earn-out of $3.8 million. Additionally during the 2014 fiscal period, HIEU recorded a $4.0 million loss on disposal of property to write off the carrying value of three parcels of land which we no longer own. In connection with a teach out at NHU, an institution in our GPS segment that closed in August 2015, we recorded direct costs of $7.4 million in the nine months ended September 30, 2014 to ensure an orderly and successful transition for our students.

        Operating income increased by $33.4 million to $212.0 million for the 2015 fiscal period from $178.6 million for the 2014 fiscal period. The increase in operating income was primarily driven by increased operating income at our LatAm, AMEA and GPS segments, partially offset by a decrease in operating income at our Europe segment and increased costs at Corporate primarily due to increased labor expenses. Additionally, in the 2014 fiscal period, we recorded a loss on impairment of assets of $16.5 million, which decreased our operating income.

        Interest expense, net of interest income increased by $30.4 million to $290.2 million for the 2015 fiscal period from $259.8 million for the 2014 fiscal period. The increase in interest expense was primarily attributable to higher debt balances.

        Other non-operating expense increased by $67.6 million to $142.0 million for the 2015 fiscal period from $74.4 million for the 2014 fiscal period. This increase was primarily attributable to a $67.1 million increase in loss on foreign currency exchange in the 2015 fiscal period compared to the 2014 fiscal period, an increase in loss on debt extinguishment of $1.3 million in the 2015 fiscal period compared to the 2014 fiscal period and an increase in loss on derivatives of $0.6 million. These expense increases were partially offset by an increase in other income of $1.4 million for the 2015 fiscal period compared to the 2014 fiscal period.

        Income tax expense increased by $27.2 million to $81.6 million for the 2015 fiscal period from $54.4 million for the 2014 fiscal period. We have operations in multiple countries, many of which have statutory tax rates lower than the United States. The main reasons for this increase in expense were the recording of the tax provision of $42.1 million related to the ICE tax audit matters, as described above and in Note 14, Income Taxes, in our interim consolidated financial statements included elsewhere in this prospectus, and an increase in overall operational income. This increase was partially offset by the impact of foreign exchange rates year over year.

        Equity in net income (loss) of affiliates, net of tax increased by $2.2 million to income of $2.1 million for the 2015 fiscal period from a loss of $0.1 million for the 2014 fiscal period. We recognized a net gain on the sale of HSM for $2.0 million in the 2015 fiscal period. Other equity-method investments resulted in changes of $0.2 million for the 2015 fiscal period compared to the 2014 fiscal period.

        Net loss attributable to noncontrolling interests changed by $4.7 million to a loss of $0.1 million for the 2015 fiscal period, from a loss of $4.8 million for the 2014 fiscal period. This change was primarily related to decreased losses at HIEU and NHU and income in 2015 at Pearl Academy, compared to a loss in 2014.

Summary Comparison of Consolidated Results for the Years Ended December 31, 2014, 2013 and 2012

Discussion of Significant Items Affecting the Consolidated Results for the Years Ended December 31, 2014, 2013 and 2012

  Year Ended December 31, 2014

        In the first quarter of 2014, we announced the beginning of a teach-out process at NHU, an institution in our GPS segment that closed in August 2015, and will no longer enroll new students. In connection with this teach-out, we recorded direct costs of $6.6 million for 2014 to ensure an orderly and successful transition for our students.

        In the second quarter of 2014, corporate expenses were reduced by $3.4 million related to proceeds received from the settlement of earthquake-related insurance claims. In the fourth quarter of 2014, corporate expenses were further reduced by $1.4 million related to additional proceeds received from the settlement of earthquake-related insurance claims.

        We recorded a loss on disposal of property of $4.4 million at HIEU, an institution in our AMEA segment, to write off the carrying value of several parcels of land for which it no longer has land use rights.

        In the third quarter of 2014, an entity in the Kingdom of Saudi Arabia in our AMEA segment recorded a benefit to direct costs of $2.8 million, primarily related to cash payments received for fully reserved receivables.

        In 2014, we incurred employee termination costs of $18.0 million resulting from a reduction in force at certain locations, including $11.5 million in our LatAm segment, $4.7 million in our Europe segment and $1.8 million in our GPS segment.

        In 2014, we reached an arbitration settlement related to certain indemnification claims with the former owners of an institution in Brazil and recorded a gain of $6.7 million in our LatAm segment.

        During the fourth quarter of 2014, we recorded an operating expense of $18.0 million for a donation to a foundation for an initiative supported by the Turkish government. This donation was made by our network institution in Turkey to support our ongoing operations.

        During 2013, we recorded a liability of $11.8 million for a social security tax matter in our Europe segment for the years 2009 through 2012. In 2014, we reversed $2.1 million of the social security tax liability due to statute of limitations expirations.

        The fiscal reform that was enacted in Mexico in December 2013 subjects our Mexico entities to corporate income tax and also requires them to comply with profit-sharing legislation, whereby 10% of the taxable income of our Mexican entities will be set aside as employee compensation. In 2013, we had established an asset for a deferred benefit related to this matter. During 2014, we revised our estimate regarding the realizability of this asset and, accordingly, recorded a net decrease in operating expense for the year ended December 31, 2014 of $22.8 million.

  Impairment

        In 2014, we recorded a total impairment loss of $125.8 million. Tradenames and accreditations were impaired in the aggregate amount of $47.7 million related to two Chilean institutions in our LatAm segment. Also in our LatAm segment, goodwill was impaired in the amount of $77.1 million, which related to our institutions in Costa Rica, Honduras, and Panama. Our LatAm and GPS segments recorded impairments of long-lived assets of $0.7 million and $0.1 million, respectively. Our Europe segment recorded impairments of deferred costs of $0.3 million.

        UDLA Chile recorded impairment of $16.4 million for tradenames and accreditations. This is an additional impairment to the charge taken in 2013. The primary driver for this additional charge was the secondary intake of enrollment that occurred during the third quarter of 2014, which provided us with additional information regarding the projected financial performance of UDLA Chile and that indicated that the financial impact of the loss of accreditation was larger than initially estimated. UNAB recorded an impairment charge for tradenames and accreditations of $31.3 million that resulted from our expectation of reduced margins and lower pricing. The lower projections reflect weaker operating performance compared to the prior long-range plan, combined with reduced expectations as a result of a regulatory environment that favors public rather than private supply in higher education.

        The goodwill impairment of $77.1 million in LatAm at our institutions in Costa Rica, Honduras, and Panama can be attributed to a weaker long-range outlook as compared to the assumptions contained in the models previously used to value the intangible assets. The primary driver of this weaker outlook is a shortfall in 2014 enrollments which has caused us to decrease our long-term enrollment projections. The softened enrollment outlook has also resulted in pricing pressure on revenue.

  Year Ended December 31, 2013

        In the second half of 2010, Ecuador adopted a new higher education law that, upon its implementation, required us to modify the governance structure of our institution in that country. While the constitutionality of certain provisions of the higher education law is currently being challenged in Ecuador's court system, the law has been implemented. In the fourth quarter of 2012, the CES, the relevant regulatory body, commenced reviewing and issuing comments on bylaws submitted by other Ecuadorian higher education institutions, implementing and enforcing the co-governance provisions of the new law. In accordance with ASC 810-10-15-10, we believed that control no longer resided with Laureate given the governmentally imposed uncertainties. As a result, UDLA Ecuador was deconsolidated in the fourth quarter of 2012. As a result of the deconsolidation, the net reduction in consolidated revenues for 2013 was $20.8 million, consisting of a decrease in the LatAm segment of $28.7 million, partially offset by an increase of $7.9 million in corporate and eliminations from royalty revenues and other support charges recognized for 2013. Additionally, direct costs in the LatAm segment decreased by $16.2 million.

        On January 18, 2013, we borrowed an additional $250.0 million in term loans under our Senior Secured Credit Facilities. This additional amount was issued at an original debt discount of $1.3 million, and we paid debt issuance costs of $2.9 million, all of which was amortized to interest expense over the term of the loan. On December 16, 2013, we borrowed an additional $200.0 million in term loans under our Senior Secured Credit Facilities. This additional loan was issued at a discount of $0.5 million, and we paid debt issuance costs of $2.2 million, all of which was amortized to interest expense over the term of the loan. Additionally, third-party costs of $1.5 million were charged to general and administrative expenses.

        On January 23, 2013, we sold Universidad Del Desarrollo Professional, SC ("UNIDEP") for approximately $40.6 million and recognized a gain on the sale of $4.4 million, net of income tax expense of $1.9 million in the consolidated statement of operations. UNIDEP was classified as a discontinued operation in the consolidated financial statements included elsewhere in this prospectus.

        During the first quarter of 2013, a university in our Europe segment sold non-operating assets for $4.1 million and recognized a gain on the sale of $3.9 million in other (expense) income, net in the consolidated statement of operations.

        The planned March 2013 opening of a new campus building at UNAB in our LatAm segment was delayed, resulting in the need to relocate students to temporary facilities until the building was completed. During 2013, we incurred $6.2 million of expenses to rent the temporary facilities and operate them as classrooms. This also caused a delay to the start of the 2013 academic calendar year for these students. As a concession for the inconvenience experienced by the students who were affected, we agreed to a one-time settlement in the form of discounts on those students' tuition. This settlement was recognized as a reduction of revenues and totaled $10.1 million for the year ended December 31, 2013.

        During 2013, we recorded an accrual of $11.8 million for a social security tax matter for the years 2009 through 2012 in our Europe segment.

        On April 23, 2013, we borrowed an additional $310.0 million in term loans under our Senior Secured Credit Facilities. This additional amount was issued at a premium of $1.6 million, and we paid debt issuance costs of $3.9 million, both of which will be amortized to interest expense over the term of the loan. Additionally, third-party costs of $0.4 million were charged to general and administrative expenses. The proceeds from this borrowing were used to repay all of the outstanding senior subordinated notes (the "Senior Subordinated Notes"). We paid a total of $17.1 million of tender premiums and fees and call premiums which were capitalized as debt issuance costs.

        In May 2013, we exited a leased facility at one institution in our Europe segment and as a result received an early termination settlement of $4.8 million, which decreased direct costs.

        During 2012, we recorded an accrual for a tax contingency in Brazil, as discussed further below. During 2013, we settled this Brazil tax contingency and recorded additional expense of $3.8 million in direct costs in our LatAm segment.

        In the third quarter of 2013, we wrote down our investment in HSM of $3.1 million to a carrying value of zero, which resulted in a charge to equity in net income (loss) of affiliates, net of tax for the year ended December 31, 2013. We concluded that the impairment in the value of its investment in HSM was other than temporary.

        On December 20, 2013, we acquired the remaining 80% interest of THINK and remeasured our equity method investment in THINK to a fair value of approximately $18.5 million, recording a non-operating gain of $5.9 million.

        As a result of the fiscal reform enacted in Mexico in December 2013, we recorded a net increase in operating expense for the year ended December 31, 2013 of $8.4 million in our LatAm segment.

        In December 2013, we recorded a $2.5 million gain on the termination of a sale-leaseback arrangement in our Europe segment.

  Impairment

        In 2013, we recorded a total impairment loss of $33.6 million. Tradenames and accreditations were impaired in the aggregate amount of $25.7 million related to institutions in our LatAm and GPS segments, which recorded impairments of $22.0 million and $3.7 million, respectively. Our AMEA segment recorded impairments of long-lived assets of $2.0 million for certain buildings that were impaired in 2013. Our GPS segment also recorded impairments of long-lived assets of $1.4 million and impairments of other intangible assets of $4.5 million.

        The impairment of tradenames and accreditations in LatAm related to UDLA Chile. The primary driver for this charge was a reduction in this institution's projected revenue and income following

UDLA Chile's loss of accreditation, as discussed in Note 3, Significant Accounting Policies, in our consolidated financial statements included elsewhere in this prospectus. The current impairment charge is based on management's best estimates using current available and knowable information about the short and long term implications to the UDLA Chile financial forecast. The current projections assume reaccreditation in 2016. We will continue to monitor the situation and additional impairment losses may result from greater than expected attrition and failure to obtain reaccreditation in 2016.

        The tradenames and accreditations impairment of $3.7 million in our GPS segment related to one institution in Italy, and two in the United States. The impairment at the Italian institution of $1.1 million resulted from our expectation of reduced margins, as compared to the assumptions contained in the models previously used to value the intangible assets. The reduced margin expectations result primarily from the ongoing weakness in the European economies, which has caused pricing decreases at certain of the institutions included in this segment, as well as enrollment declines as compared to the projections used to value the intangible assets.

        In the United States, one of the institutions recorded a tradenames and accreditations impairment of $1.3 million, which primarily resulted from our expectation of further reduced margins and cash flows as compared to our initial projections contained in the previous model used to value the intangible assets at this institution during our 2012 impairment testing. These expectations of further reduced margins and cash flows were largely due to the poor economic conditions in the United States, continued media focus on the cost of education as compared to earnings potential, as well as the regulatory environment, which are discussed in Note 20, Legal and Regulatory Matters, in our consolidated financial statements included elsewhere in this prospectus. All of these factors have caused us to reduce our expectation of future performance for this institution. In the first quarter of 2014, one of our U.S. Institutions, NHU, decided to stop enrolling new students and teach out the existing cohort of students. This decision was driven in part by certain regulatory changes. As a result, we have written off the entire tradenames and accreditations value of $1.3 million related to this institution. In addition, NHU, also wrote down capitalized curriculum, which is recorded in deferred costs, net by $4.5 million and software, which is recorded in property and equipment, by $1.3 million, as it was determined that the curriculum and software cannot be redeployed. There was also an impairment of other long-lived assets in the GPS segment of $0.1 million.

  Year Ended December 31, 2012

        During the first quarter of 2012, we sold Hautes Études des Technologies de l'Information et de la Communication ("HETIC"), a subsidiary in our Europe segment, for a sales price of $4.7 million. The sale resulted in a gain of $3.3 million, net of income tax expense of $0.2 million, which was recorded in gain on sales of discontinued operations, net of tax in the consolidated statement of operations. HETIC was classified as a discontinued operation in the consolidated financial statements included elsewhere in this prospectus.

        In May 2012, a Brazilian state supreme court ruling declared that a law passed by one of its municipal governments was unconstitutional. The municipality's federal appeal of the state ruling is pending. This municipal law, passed in the third quarter of 2010, had nullified certain tax assessments against one of our institutions in Brazil. As a result of the May 2012 state supreme court ruling, we recorded a liability for these tax contingencies of $20.1 million in other long-term liabilities on our December 31, 2013 consolidated balance sheet. Since these assessments are for taxes other than income tax, the corresponding charge that was incurred in the second quarter of 2012 was recorded through direct costs and interest expense in our consolidated statements of operations, resulting in a decrease to operating income of approximately $13.1 million, an increase in interest expense of $7.0 million, and a decrease to net income of approximately $13.3 million, net of tax benefits of approximately $6.8 million. During 2013, we revised our estimate for this Brazil tax contingency and recorded an additional $3.8 million of direct costs. During the fourth quarter of 2013, we settled this tax assessment with the municipality and paid the entire liability.

        On July 25, 2012, we completed an offering of $350.0 million aggregate principal amount of 9.250% Senior Notes due 2019 (the "Senior Notes"). We paid and capitalized $8.6 million of debt issuance costs in connection with the completed offering in July 2012.

        In 2012, we changed our estimate for an acquisition litigation liability at an institution in our Europe segment and recorded expense of $4.1 million.

        Laureate and the sellers of Universidad Privada del Norte ("UPN") entered into an addendum to the UPN purchase agreement to amend certain terms and conditions with regard to the seller's earn-out payment. This modification to the original contingent consideration arrangement resulted in an additional arrangement with the sellers, whereby amounts in excess of the contingent consideration owed to the sellers were accounted for as expense. For the year ended December 31, 2012, we recorded expense in our LatAm segment of $4.1 million related to this modification.

        In 2012, we wrote down our investment in HSM to a carrying value of zero which resulted in a charge to equity in net loss of affiliates, net of tax of $6.7 million. This charge was recorded during the third quarter of 2012, upon our determination that there was a decline in the value of the investment that was other than temporary.

        On November 13, 2012, we completed an offering of $1,050.0 million aggregate principal amount of additional Senior Notes. The notes are treated as a single series with the $350.0 million of Senior Notes. We used the net proceeds from the sale of the additional Senior Notes to purchase all of the outstanding senior toggle notes (the "Senior Toggle Notes") and the senior cash pay notes (the "Senior Cash Pay Notes"), and to fully repay certain debt instruments under our senior secured term loan facility, including the closing date term loan (the "Closing Date Term Loan"), the delayed draw term loan (the "Delayed Draw Term Loan"), and the series A new term loan (the "Series A New Term Loan"), all of which were due in 2014. In connection with the November 2012 offering, we incurred $47.1 million of debt issuance costs, of which $43.0 million were capitalized. In addition, $1.6 million was charged to general and administrative expenses for the year ended December 31, 2012, which related to new third-party costs for the modification.

        During the fourth quarter of 2012, we approved a plan of restructuring, which primarily included workforce reductions in order to reduce operating costs in response to challenging economic conditions and overcapacity at certain locations. We recorded the estimated cost of the restructuring of $20.7 million, which was predominately employee severance, in direct costs in the 2012 consolidated statement of operations. Our LatAm, Europe and GPS segments recorded restructuring costs of $15.4 million, $2.2 million and $3.1 million, respectively.

        In December 2012, we forgave a related party receivable in our Europe segment for a non-interest bearing loan made to a noncontrolling interest holder of CH Holding, which had a carrying value of $1.7 million.

        UDLA Ecuador was deconsolidated in the fourth quarter of 2012 and a loss of $43.7 million was recorded in loss from regulatory changes in the consolidated statement of operations. As a result of the deconsolidation, the net reduction in consolidated revenues was $8.3 million, consisting of a decrease in the LatAm segment of $10.1 million, partially offset by an increase of $1.8 million in corporate and eliminations from royalty revenues recognized in the fourth quarter of 2012. Additionally, direct costs in the LatAm segment decreased by $6.6 million.

  Impairment

        In 2012, we recorded impairment for other intangible assets and other long-lived assets in the amount of $58.3 million. Tradenames and accreditations were impaired in the amount of $56.9 million related to two institutions in our LatAm and GPS segments, which recorded impairments of $52.4 million and $4.5 million, respectively. Additionally, other intangible assets were impaired by

$0.1 million in our GPS segment, and long-lived assets in our AMEA segment were impaired by $1.3 million.

        The LatAm tradenames and accreditations impairment of $52.4 million related to Mexico. This impairment was attributable to various factors, which caused us to further reduce our revenue and profit expectations as compared to the assumptions contained in the previous model, which was used to value the intangible assets during 2011 impairment testing. Our reduced expectations resulted from the impacts of the economic weakness in Mexico that we experienced in our business during 2011. This weakness led to a continuation of the persistent high unemployment rate in the Mexican economy, which impacted our businesses differently, specifically causing potential customers to be more price sensitive. These economic challenges in Mexico have caused us to further re-evaluate our growth and margin assumptions for a component of this business unit, thus triggering the impairment. As of December 31, 2012, tradenames and accreditations in Mexico totaled $170.6 million.

        The impairment of $4.5 million in the GPS segment was caused by an impairment of tradenames and accreditations, which primarily resulted from our expectation of reduced margins and cash flows at one institution as compared to our initial projections contained in the previous model used to value the intangible assets at this institution during our 2011 impairment testing. These expectations of reduced margins and cash flows are largely due to the continuing poor economic conditions in the United States, continued media focus on the cost of education as compared to earnings potential, as well as the regulatory environment, which are discussed further in Note 20, Legal and Regulatory Matters, in our consolidated financial statements included elsewhere in this prospectus. All of these factors have caused us to reduce our future performance expectations for this institution, because it operates in a niche market where its programs are offered at a comparatively high price point. As of December 31, 2012, tradenames and accreditations at this institution totaled $5.8 million.

        In 2012, in the GPS segment, we also recorded an impairment of $0.1 million, related to the reduced profitability inherent in contract rights owned by one institution in that segment.

        The impairment of long-lived assets in our AMEA segment of $1.3 million related to certain property and equipment at our institutions in China and Malaysia, where we determined that the property and equipment would be disposed of significantly before the end of its previously estimated useful life.

  Comparison of Consolidated Results for the Year Ended December 31, 2014 to the Year Ended December 31, 2013

        The following table presents our operating results for the fiscal years ended December 31, 2014, 2013 and 2012:

				% Change Better/(Worse)
(in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Revenues	$4,414.7	$3,913.9	$3,567.1	13%	10%
Direct costs	3,838.2	3,418.4	3,148.5	(12)%	(9)%
General and administrative expenses	151.2	141.2	110.1	(7)%	(28)%
Loss on impairment of assets	125.8	33.6	58.3	nm	42%

Operating income	299.5	320.7	250.2	(7)%	28%
Interest expense, net of interest income	(363.9)	(328.4)	(288.3)	(11)%	(14)%
Loss from regulatory changes	—	—	(43.7)	nm	nm
Other non-operating (expense) income	(137.2)	9.7	(58.8)	nm	116%

(Loss) income from continuing operations before income taxes and equity in net income (loss) of affiliates	(201.7)	1.9	(140.6)	nm	101%
Income tax benefit (expense)	39.1	(91.2)	(68.1)	143%	(34)%
Equity in net income (loss) of affiliates, net of tax	0.2	(0.9)	(8.7)	122%	90%
Income from discontinued operations, net of tax	—	0.8	4.4	nm	(82)%
Gain on sales of discontinued operations, net of tax	—	4.4	3.3	nm	33%

Net loss	(162.5)	(85.1)	(209.7)	(91)%	59%
Net loss attributable to noncontrolling interests	4.2	15.4	8.6	(73)%	79%

Net loss attributable to Laureate Education, Inc.	$(158.3)	$(69.7)	$(201.1)	(127)%	65%

nm—percentage changes not meaningful

        Revenues increased by $500.8 million to $4,414.7 million for the year ended December 31, 2014 from $3,913.9 million for the year ended December 31, 2013. This revenue growth was driven by overall increased average total enrollment at a majority of our institutions, which increased revenues by $315.3 million; the incremental impact of acquisitions, which increased revenues by $275.9 million; the effect of changes in product mix, pricing and timing, which increased revenues by $133.6 million; and a 2013 settlement in the form of tuition discounts, which decreased revenues by $10.1 million in 2013 in our LatAm segment. Partially offsetting this revenue growth was the effect of a net change in foreign currency exchange rates, which decreased revenues by $224.8 million. Other corporate and elimination changes accounted for a decrease in revenues of $9.3 million.

        Direct costs and general and administrative expenses combined increased by $429.8 million to $3,989.4 million for 2014 from $3,559.6 million for 2013. The direct cost increase was due to the incremental impact of acquisitions increasing costs by $242.5 million and overall higher enrollments and expanded operations increasing costs by $404.5 million. During the fourth quarter of 2014, we recorded an operating expense of $18.0 million for a donation to a foundation for an initiative supported by the Turkish government in our Europe segment. In 2014, employee termination costs related to a reduction in force increased direct costs by $18.0 million. In connection with a teach out at NHU, an institution in our GPS segment that closed in August 2015, we recorded costs of $6.6 million in 2014 to ensure an orderly and successful transition for our students. Additionally, in 2014, HIEU, an institution in our AMEA segment, recorded a $4.4 million loss on disposal of property to write off the carrying value of several parcels of land for which it no longer has land use rights. In 2014, we determined it was probable that THINK, an institution in our AMEA segment, would meet performance targets that were part of a share purchase agreement and accrued for a contingent earn-out of $3.8 million. In our Europe segment, we exited a leased facility at one institution and as a result, received an early termination settlement of $4.8 million, decreasing expense in 2013, and we recorded a $2.5 million gain on the termination of a sale leaseback arrangement in 2013. Acquisition contingent liabilities for taxes other than income tax, net of changes in recorded indemnification assets decreased direct costs by $4.6 million in 2014 and $7.2 million in 2013, increasing expenses by $2.6 million in 2014 compared to 2013.

        Offsetting these direct cost increases was a net change in foreign currency exchange rates, which decreased costs by $193.4 million for 2014 compared to 2013. In 2013, we recorded the initial establishment of a profit-sharing plan related to the fiscal reform in Mexico, increasing expense by $8.4 million in our LatAm segment. During 2014, we recorded a decrease in direct costs of $22.8 million for this profit-sharing plan. Additionally, during 2014, we recorded a benefit in our LatAm segment of $11.3 million related to the settlement of a pre-acquisition loss contingency after receiving a favorable court ruling. In 2014, we reached an arbitration settlement related to indemnification claims with the former owners of a university in Brazil in our LatAm segment and recorded a gain of $6.7 million. In 2014, an entity in the Kingdom of Saudi Arabia in our AMEA segment recorded a benefit of $2.8 million, primarily related to cash payments received for fully reserved receivables. The planned March 2013 opening of a new campus building for UNAB in Chile was delayed and additional expenses of $6.2 million were incurred in our LatAm segment in 2013 to rent temporary facilities and operate them as classrooms. In 2013, we revised an estimate for a Brazil tax matter, resulting in additional expense of $3.8 million in our LatAm segment. Additionally, during 2013, we recorded $11.8 million for a social security tax matter for the years 2009 through 2012 in our Europe segment. In 2014, we reversed $2.1 million of this social security tax liability due to statute of limitations expirations. In 2014, corporate expenses were reduced by $4.8 million related to proceeds received from the settlement of earthquake-related insurance claims and $1.9 million for debt modification costs incurred in 2013.

        Operating income decreased by $21.2 million to $299.5 million for 2014 from $320.7 million for 2013. The decrease in operating income was primarily the result of a loss on impairment of $125.8 million for 2014 compared to a loss on impairment of $33.6 million for 2013. The decrease in operating income was also impacted by the changes in the recorded values of certain tax contingent liabilities and indemnification assets from 2013 to 2014, which increased expenses by $2.6 million. The decrease in operating income was partially offset by increased operating income primarily due to increased revenues greater than increased direct costs in our LatAm and GPS segments.

        As of December 31, 2014, our balance sheet included liabilities of $121.9 million in other long-term liabilities for taxes other than income tax, principally payroll tax-related uncertainties due to acquisitions of companies primarily in Latin America. As of December 31, 2013, we recorded $53.7 million for this liability. The changes in this liability from 2013 to 2014 were related to acquisitions, interest and penalty accruals, changes in tax laws, expirations of statutes of limitations, settlements and changes in foreign currency exchange rates. The terms of the statutes of limitations on these contingencies vary but can be up to ten years. In most cases, we have received indemnification from the former owners and/or noncontrolling interest holders of the acquired businesses for these contingencies and therefore, we do not believe we will sustain an economic loss even if we are required to pay these additional amounts. If these contingencies expire unchallenged, the reversal of the related liabilities would increase operating income and reduce interest expense. For acquisitions made prior to 2009, an indemnified contingency would result in a reduction of recorded goodwill to the extent of recoveries made under the indemnification agreement. For acquisitions completed from and after January 1, 2009, indemnification assets are recorded as of the acquisition date on the same measurement basis as the indemnified contingency. To the extent these contingencies expire unchallenged, the reversal of the related liabilities would increase operating income and reduce interest expense and the corresponding indemnification asset reversal would reduce operating income.

        Interest expense, net of interest income increased by $35.5 million to $363.9 million for 2014 from $328.4 million for 2013. The increase in interest expense was primarily attributable to higher debt balances.

        Other non-operating (expense) income increased by $146.9 million to expense of $137.2 million for 2014 from income of $9.7 million for 2013. This increase was primarily attributable to a larger loss on foreign currency exchange in 2014 compared to 2013 for an increase in expense of $106.9 million combined with a loss on derivative instruments in 2014 compared to a gain in 2013 for an increase in expense of $9.7 million and an increase in the loss on debt extinguishment of $21.6 million in 2014 compared to 2013. Other items of $8.7 million accounted for an additional increase in other non-operating expense for 2014 as compared to 2013; 2013 included a gain related to the acquisition of the remaining 80% interest of THINK of $5.9 million and a gain on the sale of non-operating assets of $3.9 million.

        Income tax benefit (expense).    We have operations in multiple countries, many of which have statutory tax rates lower than the United States. Our tax provision decreased by $130.3 million to a benefit of $39.1 million for 2014, from expense of $91.2 million for 2013. The main reasons for this decrease in expense were the release of valuation allowances on deferred tax assets and the impact of the fiscal reform in Mexico.

        Equity in net income (loss) of affiliates, net of tax increased by $1.1 million to income of $0.2 million for 2014 from a loss of $0.9 million for 2013. In 2013, we wrote down our investment in HSM by $3.1 million and recorded $0.9 million in equity in net income of affiliate for THINK. We acquired the remaining ownership interest in THINK in December 2013. Other equity-method investments resulted in changes of $1.1 million for 2014 compared to 2013.

        Income from discontinued operations, net of tax decreased by $0.8 million for 2014 compared to 2013. UNIDEP was classified as a discontinued operation in the accompanying consolidated financial statements. The decrease in income from discontinued operations was related to the sale of UNIDEP in January 2013.

        Gain on sales of discontinued operations, net of tax decreased by $4.4 million for 2014 compared to 2013. During 2013, we recognized a gain on the sale of UNIDEP of $4.4 million.

        Net loss attributable to noncontrolling interests decreased by $11.2 million to $4.2 million for 2014, from $15.4 million for 2013. The decrease in net loss attributable to noncontrolling interests primarily related to our noncontrolling interest in UAM Brazil. In 2013, we recognized $6.6 million of net loss attributable to UAM Brazil. We acquired the remaining interest of UAM Brazil in April 2013. We acquired 80% of St. Augustine in November 2013 and in 2014, we recognized $1.0 million of net income attributable to St. Augustine. Additionally, we recognized $1.5 million net loss attributable to Obeikan in the Kingdom of Saudi Arabia for 2014 compared to $2.5 million net loss attributable to Obeikan for 2013. Other noncontrolling interests resulted in changes of $2.6 million for 2014 compared to 2013.

  Comparison of Consolidated Results for the Year Ended December 31, 2013 to the Year Ended December 31, 2012

        Revenues increased by $346.8 million to $3,913.9 million for 2013 from $3,567.1 million for the year ended December 31, 2012. This revenue growth was driven by overall increased average total enrollment at a majority of our institutions, which increased revenues by $277.7 million; the incremental impact of acquisitions, which increased revenues by $32.9 million; and the effect of changes in product mix, pricing and timing, which increased revenues by $116.5 million. Partially offsetting this revenue growth was the effect of the deconsolidation of UDLA Ecuador, which decreased revenues by $28.7 million in our LatAm segment; a 2013 settlement in the form of tuition discounts, which decreased revenues by $10.1 million in our LatAm segment; and a net unfavorable change in foreign currency exchange rates, which decreased revenues by $53.7 million. Other corporate and elimination changes accounted for an increase in revenues of $12.2 million, which included an increase in revenues of $7.9 million from contractual arrangements with UDLA Ecuador, which we deconsolidated in the fourth quarter of 2012.

        Direct costs and general and administrative expenses combined increased by $301.0 million to $3,559.6 million for 2013 from $3,258.6 million for 2012. The direct cost increase was due to the incremental impact of acquisitions increasing costs by $32.1 million and overall higher enrollments and expanded operations increasing costs by $336.2 million. Additionally, during 2013, we recorded $11.8 million for a social security tax matter for the years 2009 through 2012 in our Europe segment. The planned March 2013 opening of a new campus building for UNAB in Chile was delayed and additional expenses of $6.2 million were incurred in our LatAm segment in 2013 to rent temporary facilities and operate them as classrooms. In 2013, we recorded the initial establishment of a profit-sharing plan related to the fiscal reform in Mexico, increasing expense by $8.4 million in our LatAm segment. Acquisition contingent liabilities for taxes other than income tax, net of changes in recorded indemnification assets decreased direct costs by $7.2 million for 2013 and $10.7 million for 2012, increasing expenses by $3.5 million for 2013 compared to 2012. The change of corporate and eliminations expenses accounted for an increase in costs of $13.8 million for 2013, primarily related to workforce increases, professional and consulting services, and investment in our global information technology platform, including shared services.

        Offsetting these direct cost increases was a net change in foreign currency exchange rates, which decreased costs by $47.6 million in 2013 compared to 2012. In 2013, the effects of the deconsolidation of UDLA Ecuador decreased expenses by $16.2 million in our LatAm segment compared to 2012. In 2012, we recorded $13.1 million of expense in our LatAm segment for a Brazil tax matter. In 2013, we settled this liability and recorded additional expense of $3.8 million. Additionally, during 2013, in our Europe segment, we exited a leased facility at one institution and as a result, received an early termination settlement of $4.8 million, which decreased expense, and recorded a $2.5 million gain on the termination of a sale leaseback arrangement. During 2012, we recorded expenses for the following: $20.7 million for restructuring costs primarily related to severance; $4.1 million for the modification of our agreement with UPN in our LatAm segment to extend the period over which the earnout could be exercised; $4.1 million for an acquisition litigation liability in our Europe segment; and $1.7 million for forgiveness of a related party receivable in our Europe segment.

        Operating income increased by $70.5 million to $320.7 million for 2013 from $250.2 million for 2012. Operating income increased primarily due to increased revenues greater than increased direct costs in our LatAm and GPS segments. This increase in operating income was also a result of a loss on impairment for 2013 of $33.6 million compared to a loss on impairment for 2012 of $58.3 million. The increase in operating income was partially offset by the changes in the recorded values of certain tax contingent liabilities and indemnification assets from 2012 to 2013, which increased expenses by $3.5 million.

        At December 31, 2013, our balance sheet included liabilities of $53.7 million in other long-term liabilities for taxes other than income tax, principally payroll tax-related uncertainties due to acquisitions of institutions primarily in Latin America. As of December 31, 2012, we recorded $62.2 million for this liability. The changes in this liability from 2012 to 2013 were related to interest and penalty accruals, changes in tax laws, expirations of statutes of limitations, settlements and changes in foreign currency exchange rates. The terms of the statutes of limitations on these contingencies vary but can be up to ten years. In most cases, we have received indemnification from the former owners and/or noncontrolling interest holders of the acquired businesses for these contingencies and therefore, we do not believe we will sustain an economic loss even if we are required to pay these additional amounts. If these contingencies expire unchallenged, the reversal of the related liabilities would increase operating income and reduce interest expense. For acquisitions made prior to 2009, an indemnified contingency would result in a reduction of recorded goodwill to the extent of recoveries made under the indemnification agreement. For acquisitions completed from and after January 1, 2009, indemnification assets are recorded as of the acquisition date on the same measurement basis as the indemnified contingency. To the extent these contingencies expire unchallenged, the reversal of the related liabilities would increase operating income and reduce interest expense and the corresponding indemnification asset reversal would reduce operating income.

        Interest expense, net of interest income increased by $40.1 million to $328.4 million for 2013 from $288.3 million for 2012. The increase in interest expense was primarily attributable to higher debt balances on the 2018 Extended Term Loans (the "2018 Extended Term Loans") issued in January, April and December 2013 and the Senior Notes, issued in July and November 2012. These increases were partially offset by a decrease in interest expense related to the Senior Cash Pay Notes and Senior Toggle Notes, which were paid in full during the fourth quarter of 2012 with proceeds from the issuance of the Senior Notes, and the Senior Subordinated Notes, which were paid in full in April 2013 with proceeds from the increase of the 2018 term loan.

        Other non-operating (expense) income increased by $68.5 million to income of $9.7 million for 2013 from expense of $58.8 million for 2012. This increase was primarily attributable to a gain on derivative instruments for 2013 compared to a loss for 2012 for an increase in income of $69.9 million. Partially offsetting this increase was a loss on foreign currency exchange for 2013 compared to a gain for 2012 for an increase in expense of $17.5 million. Other items of $16.1 million accounted for an additional increase in other non-operating income for 2013 as compared to 2012, which included a gain on the sale of non-operating assets of $3.9 million and a gain related to the acquisition of the remaining 80% interest of THINK of $5.9 million for 2013.

        Income tax expense.    We have operations in multiple countries, many of which have statutory tax rates lower than the United States. Our tax provision increased by $23.1 million to $91.2 million for 2013 from $68.1 million for 2012. The main reasons for this increase in expense were an increase in the effective tax rate due to increased withholding taxes and the impact of the fiscal reform in Mexico, partially offset by an increase in discrete tax benefits related to credits.

        Equity in net loss of affiliates, net of tax decreased by $7.8 million to $0.9 million for 2013 from $8.7 million for 2012. The decrease in net loss of affiliates was primarily the result of decreased losses at HSM, which included the write downs of our investment in HSM. In 2013, we wrote down our investment in HSM by $3.1 million. In 2012, we wrote down our investment in HSM by $6.7 million. The decrease in net loss of affiliates was also the result of decreased losses at THINK. In 2013, we recognized $0.9 million equity in net income of affiliates for THINK compared to $0.5 million equity in net loss of affiliates for 2012. In December 2013, we acquired the remaining ownership interest in THINK. Other equity-method investments resulted in changes of $2.8 million.

        Income from discontinued operations, net of tax decreased by $3.6 million to $0.8 million for 2013 from $4.4 million for 2012. UNIDEP and HETIC were classified as discontinued operations in the accompanying consolidated financial statements. HETIC was sold during the first quarter of 2012. The decrease in income from discontinued operations was primarily related to the sale of UNIDEP in January 2013.

        Gain on sales of discontinued operations, net of tax increased by $1.1 million for 2013. During 2013, we recognized a gain on the sale of UNIDEP of $4.4 million. During 2012, we recognized a gain on the sale of HETIC of $3.3 million.

        Net loss attributable to noncontrolling interests increased by $6.8 million to $15.4 million for 2013, from $8.6 million for 2012. The increase in net loss attributable to noncontrolling interests primarily related to our noncontrolling interest in UAM Brazil. In 2013, we recognized $6.6 million of net loss attributable to UAM Brazil compared to $0.1 million of net income for 2012. We acquired the remaining interest of UAM Brazil in April 2013. The increase in net loss attributable to noncontrolling interests also related to our noncontrolling interests in Obeikan in the Kingdom of Saudi Arabia and NHU. In 2013, we recognized $2.5 million of net loss attributable to Obeikan and in 2012, we recognized $0.8 million of net loss attributable to Obeikan. We also recognized $3.2 million of net loss attributable to NHU in 2013 compared to $1.7 million of net loss in 2012. The increase in net loss was partially offset by a decrease in net loss attributable to CH Holding. In 2012, we recognized $3.5 million of net loss. In January 2013, we acquired the remaining interest in CH Holding. Other noncontrolling interests resulted in changes of $0.4 million.

  Non-GAAP Financial Measure

        We define Adjusted EBITDA as net loss, before gain on sales of discontinued operations, net of tax (for 2012 and 2013), and income from discontinued operations, net of tax (for 2012 and 2013), equity in net (income) loss of affiliates, net of tax, income tax expense (benefit), foreign currency exchange loss (income), net, other (income) expense, net, loss from regulatory changes (for 2012), loss (gain) on derivatives, loss on debt extinguishment, interest expense and interest income, plus depreciation and amortization, stock-based compensation expense, loss on impairment of assets and expenses related to implementation of our EiP initiative. When we review Adjusted EBITDA on a segment basis, we exclude inter-segment revenues and expenses that eliminate in consolidation. Adjusted EBITDA is used in addition to and in conjunction with results presented in accordance with GAAP and should not be relied upon to the exclusion of GAAP financial measures.

        We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, Adjusted EBITDA is a key financial measure used by the compensation committee of our board of directors and our Chief Executive Officer in connection with the payment of incentive compensation to our executive officers and other members of our management team. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

  Comparison of Adjusted EBITDA for the Nine Months Ended September 30, 2015 and 2014

        The following table presents Adjusted EBITDA and reconciles net loss to Adjusted EBITDA for the nine months ended September 30, 2015 and 2014:

(in millions)	2015	2014	% Change Better/(Worse) 2015 vs. 2014
Net loss	$(299.7)	$(210.1)	(43)%
Plus:
Equity in net (income) loss of affiliates, net of tax	(2.1)	0.1	nm
Income tax expense	81.6	54.4	(50)%

Loss from continuing operations before income taxes and equity in net loss (income) of affiliates	(220.2)	(155.6)	(42)%
Plus:
Foreign currency exchange loss, net	139.4	72.3	(93)%
Other (income) expense, net	(1.3)	0.1	nm
Loss on derivatives	2.6	2.0	(30)%
Loss on debt extinguishment	1.3	—	nm
Interest expense	300.1	279.1	(8)%
Interest income	(9.9)	(19.3)	(49)%

Operating income	212.0	178.6	19%
Plus:
Depreciation and amortization	209.4	211.0	1%

EBITDA	421.4	389.6	8%
Plus:
Stock-based compensation expense(a)	27.2	36.8	26%
Loss on impairment of assets(b)	—	16.5	100%
EiP implementation expenses(c)	27.2	2.7	nm

Adjusted EBITDA	$475.8	$445.5	7%

nm—percentage changes not meaningful

(a)
Represents non-cash, stock-based compensation expense pursuant to the provisions of ASC Topic 718.

(b)
Represents non-cash charges related to impairments of long-lived assets. For further details on certain impairment items, see "—Discussion of Significant Items Affecting the Consolidated Results—Impairments."

(c)
EiP implementation expenses are related to our enterprise-wide initiative to optimize and standardize our processes, creating vertical integration of procurement, information technology, finance, accounting and human resources, which began in 2014 and is expected to be substantially completed in 2017. EiP includes the establishment of regional SSOs around the world, as well as improvements to our system of internal controls over financial reporting.

  Comparison of Depreciation and Amortization, Stock-based Compensation and EiP Implementation Expenses for the Nine Months Ended September 30, 2015 and 2014

        Depreciation and amortization decreased by $1.6 million to $209.4 million for the 2015 fiscal period from $211.0 million for the 2014 fiscal period. The decrease in depreciation and amortization expense was primarily related to the effects of foreign currency exchange, which decreased depreciation and amortization expense by $28.1 million for the 2015 fiscal period compared to the 2014 fiscal period. This decrease was partially offset by the incremental impact from acquisitions which resulted in a $5.2 million increase in depreciation and amortization expense for the 2015 fiscal period compared to the 2014 fiscal period. Other items accounted for an increase in depreciation and amortization expense of $21.3 million, which primarily related to new capital expenditures.

        Stock-based compensation expense decreased by $9.6 million to $27.2 million for the 2015 fiscal period from $36.8 million for the 2014 fiscal period. This decrease was primarily due to the following: (1) a decrease in restricted stock awards expense in 2015 as compared to 2014 due to accelerated expense recognition under graded vesting, primarily related to a large tranche of performance-based restricted stock awards that vested on December 31, 2014; (2) a decrease in expense recorded for the deferred compensation arrangement as $81.0 million was paid in September 2014; and (3) a decrease in stock option expense resulting from 2014 expense recorded for a 30% special vesting tranche.

        EiP implementation expenses increased by $24.5 million to $27.2 million for the 2015 fiscal period from $2.7 million for the 2014 fiscal period. These increased expenses represent increased spending related to an enterprise-wide initiative to optimize and standardize our processes, creating vertical integration of procurement, information technology, financing, accounting and human resources. It includes the establishment of regional SSOs around the world, as well as improvements to our system of internal controls over financial reporting.

  Comparison of Adjusted EBITDA for the Years Ended December 31, 2014, 2013 and 2012

        The following table presents Adjusted EBITDA and reconciles net loss to Adjusted EBITDA for the years ended December 31, 2014, 2013, and 2012:

				% Change Better/(Worse)
(in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Net loss	$(162.5)	$(85.1)	$(209.7)	(91)%	59%
Plus:
Gain on sales of discontinued operations, net of tax	—	(4.4)	(3.3)	100%	33%
Income from discontinued operations, net of tax	—	(0.8)	(4.4)	100%	(82)%

Loss from continuing operations	(162.5)	(90.2)	(217.3)	(80)%	58%
Equity in net (income) loss of affiliates, net of tax	(0.2)	0.9	8.7	122%	90%
Income tax (benefit) expense	(39.1)	91.2	68.1	143%	(34)%

(Loss) income from continuing operations before income taxes and equity in net (income) loss of affiliates	(201.7)	1.9	(140.6)	nm	101%
Plus:
Foreign currency exchange loss (income), net	110.0	3.1	(14.4)	nm	(122)%
Other expense (income), net	1.2	(7.5)	5.5	116%	nm
Loss from regulatory changes(a)	—	—	43.7	nm	nm
Loss (gain) on derivatives	3.1	(6.6)	63.2	(147)%	110%
Loss on debt extinguishment	23.0	1.4	4.4	nm	68%
Interest expense	385.8	350.2	307.7	(10)%	(14)%
Interest income	(21.8)	(21.8)	(19.5)	0%	12%

Operating income	299.5	320.7	250.2	(7)%	28%
Plus:
Depreciation and amortization	288.3	242.7	221.2	(19)%	(10)%

EBITDA	587.8	563.4	471.4	4%	20%
Plus:
Stock-based compensation expense(b)	49.2	49.5	17.3	1%	(186)%
Loss on impairment of assets(c)	125.8	33.6	58.3	nm	42%
EiP implementation expenses(d)	10.7	—	—	nm	nm

Adjusted EBITDA	$773.5	$646.5	$547.0	20%	18%

  nm—percentage changes not meaningful

(a)
Represents a loss of $43.7 million from regulatory changes resulting from the deconsolidation of UDLA Ecuador at the end of the third quarter of 2012.

(b)
Represents non-cash, stock-based compensation expense pursuant to the provisions of ASC Topic 718.

(c)
Represents non-cash charges related to impairments of long-lived assets. For further details on certain impairment items, see "—Discussion of Significant Items Affecting the Consolidated Results—Impairments."

(d)
EiP implementation expenses are related to our enterprise-wide initiative to optimize and standardize our processes, creating vertical integration of procurement, information technology, finance, accounting and human resources, which began in 2014 and is expected to be substantially completed in 2017. EiP includes the establishment of regional SSOs around the world, as well as improvements to our system of internal controls over financial reporting.

  Comparison of Depreciation and Amortization and Stock-based Compensation Expense for the Years Ended December 31, 2014 and 2013

Depreciation and amortization increased by $45.6 million to $288.3 million for 2014 from $242.7 million for 2013. The incremental impact from acquisitions resulted in a $14.7 million increase in depreciation expense for 2014 compared to 2013. Other items accounted for an increase in depreciation expense of $34.8 million, primarily related to new capital expenditures. The incremental impact from acquisitions resulted in a $10.9 million increase in amortization expense for 2014 compared to 2013. The effects of foreign currency exchange decreased depreciation and amortization expense by $14.3 million for 2014 compared to 2013. Other items accounted for the remaining decrease in amortization expense of $0.5 million.

        Stock-based compensation expense decreased by $0.3 million to $49.2 million for 2014 from $49.5 million for 2013. This decrease was primarily due to a decrease in stock options expense of $9.7 million due to: $4.0 million recorded for an equity restructuring modification in the fourth quarter of 2013; $4.9 million recorded for a special 30% performance option tranche becoming probable to vest during 2013; and $0.8 million recorded for options modified in 2013 as a result of 2007 Plan performance target modification. Other items accounted for a decrease in expense of $0.8 million for 2014 compared to 2013. This decrease was offset by an increase in expense related to restricted stock unit awards of $10.2 million for 2014 compared to 2013 due to an equity grant in October 2013.

  Comparison of Depreciation and Amortization and Stock-based Compensation Expense for the Years Ended December 31, 2013 and 2012

Depreciation and amortization increased by $21.5 million to $242.7 million for 2013 from $221.2 million for 2012. The incremental impact from acquisitions resulted in a $2.0 million increase in depreciation expense for 2013 compared to 2012. Other items accounted for an increase in depreciation expense of $27.0 million, primarily related to new capital expenditures. For 2013, the effects of foreign currency exchange decreased depreciation expense by $1.5 million compared to 2012. The incremental impact from acquisitions resulted in a $0.2 million increase in amortization expense for 2013 compared to 2012. For 2013, the effects of foreign currency exchange decreased amortization expense by $0.1 million compared to 2012. Other items accounted for the remaining decrease in amortization expense of $6.1 million, primarily due to the leveraged buyout intangible assets being fully amortized.

        Stock-based compensation expense increased by $32.2 million to $49.5 million for 2013 from $17.3 million for 2012. This increase was primarily due to an increase in stock options expense of $29.4 million, which resulted from: (1) additional expense of $15.8 million for 2013 for stock options granted under the new 2013 Plan, (2) additional expense of $5.5 million for 2013 related to the modification of the performance targets for all unvested performance-based vesting stock options under our 2007 Plan which aligned the 2007 Plan targets with the 2013 Plan targets, (3) additional expense of $6.5 million for 2013 for the modification related to the 2013 equity restructuring, (4) additional expense of $5.6 million for 2013 to vest a special performance vesting tranche; offset by additional expense of $4.0 million for 2012 related to the modification of the unvested portion of the 2011 and 2009 performance-based stock options. Expense related to restricted stock awards also increased by $3.0 million for 2013 compared to 2012 as a result of new restricted stock awards issued in 2013. Other items accounted for a decrease in expense of $0.2 million for 2013 compared to 2012.

  Segment Results

We have four operating segments, LatAm, Europe, AMEA and GPS. For purposes of the following comparison of results discussion, "segment direct costs" represent direct costs by segment as they are included in Adjusted EBITDA, such that depreciation and amortization expense, impairment charges on long-lived assets, stock-based compensation expense and our EiP implementation expenses have been excluded. In the segment tables presented below, total segment direct costs are segregated into instructional and services and marketing and promotional expenses. For a further description of our segments, see "—Overview."

Summary Comparison of Segment Results for the Nine Months Ended September 30, 2015 and 2014

        The following table, derived from our consolidated financial statements, presents selected financial information of our segments for the nine months ended September 30, 2015 and 2014:

(in millions)	2015	2014	% Change Better/(Worse) 2015 vs. 2014
Revenues:
LatAm	$1,775.3	$1,750.8	1%
Europe	297.5	330.9	(10)%
AMEA	305.9	278.3	10%
GPS	767.9	727.3	6%
Corporate	(5.5)	(1.9)	(189)%

Consolidated Total Revenues	$3,141.2	$3,085.5	2%

Adjusted EBITDA:
LatAm	$323.1	$318.2	2%
Europe	23.1	23.5	(2)%
AMEA	36.6	16.2	126%
GPS	176.8	154.0	15%
Corporate	(83.9)	(66.4)	(26)%

Consolidated Total Adjusted EBITDA	$475.8	$445.5	7%

LatAm

        Operating results for our LatAm segment for the nine months ended September 30, 2015 and 2014 were as follows:

(in millions)	2015	2014	% Change Better/(Worse) 2015 vs. 2014
Segment revenues	$1,775.3	$1,750.8	1%
Segment direct costs:
Instructional and services	1,368.3	1,343.2	(2)%
Marketing and promotional	83.9	89.4	6%

Adjusted EBITDA	$323.1	$318.2	2%

  Comparison of LatAm Results for the Nine Months Ended September 30, 2015 to the Nine Months Ended September 30, 2014

        LatAm segment revenues for the 2015 fiscal period increased by $24.5 million to $1,775.3 million, compared to the 2014 fiscal period. The incremental impact of acquisitions resulted in a $106.1 million increase in revenues in the 2015 fiscal period. On average, organic enrollment excluding acquisitions increased during the 2015 fiscal period by 7% for this segment, increasing revenues by $130.3 million compared to the 2014 fiscal period. Each institution in the segment offers tuition at various prices based upon degree program. For the 2015 fiscal period, the effects of product mix, pricing and timing resulted in a $130.9 million increase in revenues compared to the 2014 fiscal period. Our LatAm segment operates in several countries and is subject to the effects of foreign currency exchange rates in each of those countries. For the 2015 fiscal period, the effects of currency translations decreased revenues by $342.8 million, primarily due to the weakening of the Brazilian Real, Mexican Peso, Chilean Peso, Peruvian Nuevo Sol and Honduran Lempira relative to the USD. LatAm revenues represented 57% of our total revenues for the 2015 and the 2014 fiscal periods.

        LatAm segment direct costs increased by $19.6 million to $1,452.2 million, or 82% of LatAm revenues for the 2015 fiscal period, compared to $1,432.6 million, or 82% of LatAm revenues for the 2014 fiscal period. The incremental impact of acquisitions increased segment direct costs by $97.1 million in the 2015 fiscal period compared to the 2014 fiscal period. Higher enrollments and expanded operations at our LatAm institutions contributed to $185.0 million of the increased expenses during the 2015 fiscal period compared to the 2014 fiscal period due to increased labor costs to service the enrollment growth, increased compliance costs to address regulatory changes and increased direct costs associated with the growth in the LatAm segment during the 2015 fiscal period. Additionally, during the 2014 fiscal period, we recorded a benefit of $11.3 million related to the settlement of a pre-acquisition loss contingency after receiving a favorable court ruling. Acquisition contingent liabilities for taxes other than income tax, net of changes in recorded indemnification assets, increased expenses by $6.2 million for the 2015 fiscal period compared to the 2014 fiscal period.

        Offsetting these direct costs increases was the effects of currency translations decreased expenses by $268.7 million, primarily due to the weakening of the Brazilian Real, Mexican Peso, Chilean Peso, Peruvian Nuevo Sol, and Honduran Lempira relative to the USD. Employee termination costs related to a reduction in force increased direct costs by $11.3 million for the 2014 fiscal period.

        LatAm segment Adjusted EBITDA increased by $4.9 million to $323.1 million in the 2015 fiscal period from $318.2 million in the 2014 fiscal period, as described above.

Europe

        Operating results for our Europe segment for the nine months ended September 30, 2015 and 2014 were as follows:

(in millions)	2015	2014	% Change Better/(Worse) 2015 vs. 2014
Segment revenues	$297.5	$330.9	(10)%
Segment direct costs:
Instructional and services	249.8	280.6	11%
Marketing and promotional	24.6	26.8	8%

Adjusted EBITDA	$23.1	$23.5	(2)%

  Comparison of Europe Results for the Nine Months Ended September 30, 2015 to the Nine Months Ended September 30, 2014

        Europe segment revenues for the 2015 fiscal period decreased by $33.4 million to $297.5 million, compared to the 2014 fiscal period. The segment operates in several countries and is subject to the effects of foreign currency exchange rates in each of those countries. For the 2015 fiscal period, the effects of currency translations decreased revenues by $63.7 million due to the weakening of the Euro and the Turkish Lira relative to the USD. On average, these decreases in revenues were partially offset by increases in organic enrollment excluding acquisitions during the 2015 fiscal period of 9%, which increased revenues by $17.8 million compared to the 2014 fiscal period. For the 2015 fiscal period, the effects of product mix, pricing and timing resulted in a $7.6 million increase in revenues compared to the 2014 fiscal period. The incremental impact of acquisitions resulted in a $4.9 million increase in revenues in the 2015 fiscal period. Europe revenues represented 9% of our total revenues for the 2015 fiscal period compared to 11% for the 2014 fiscal period.

        Europe segment direct costs decreased by $33.0 million to $274.4 million, or 92% of Europe revenues for the 2015 fiscal period, compared to $307.4 million, or 93% of Europe revenues for the 2014 fiscal period. For the 2015 fiscal period, the effects of currency translations decreased expenses by $59.1 million due to the weakening of the Euro and the Turkish Lira relative to the USD. Employee termination costs related to a reduction in force increased direct costs by $1.9 million in the 2014 fiscal period. The decrease in direct costs was partially offset by higher enrollments and expanded operations at our institutions in the Europe segment, which increased expenses by $23.6 million during the 2015 fiscal period compared to the 2014 fiscal period. This was driven primarily by increased labor costs and student support activities to service the enrollment growth experienced during the 2015 fiscal period. The incremental impact of acquisitions increased segment direct costs by $4.3 million in the 2015 fiscal period compared to the 2014 fiscal period. Changes in contingent liabilities for taxes other than income tax, net of changes in recorded indemnification assets, increased expenses by $0.1 million for the 2015 fiscal period compared to the 2014 fiscal period.

        Europe segment Adjusted EBITDA decreased by $0.4 million to $23.1 million in the 2015 fiscal period, from $23.5 million in the 2014 fiscal period, as described above.

AMEA

        Operating results for our AMEA segment for the nine months ended September 30, 2015 and 2014 were as follows:

(in millions)	2015	2014	% Change Better/(Worse) 2015 vs. 2014
Segment revenues	$305.9	$278.3	10%
Segment direct costs:
Instructional and services	244.9	240.5	(2)%
Marketing and promotional	24.4	21.6	(13)%

Adjusted EBITDA	$36.6	$16.2	126%

  Comparison of AMEA Results for the Nine Months Ended September 30, 2015 to the Nine Months Ended September 30, 2014

        AMEA segment revenues for the 2015 fiscal period increased by $27.6 million to $305.9 million, compared to the 2014 fiscal period. The incremental impact of acquisitions resulted in a $0.5 million increase in revenues in the 2015 fiscal period. On average, organic enrollment excluding acquisitions increased during the 2015 fiscal period by 10% for this segment, increasing revenues by $57.4 million compared to the 2014 fiscal period. For the 2015 fiscal period, the effects of product mix, pricing and timing resulted in a $5.3 million increase in revenues compared to the 2014 fiscal period. The segment operates in several countries and is subject to the effects of foreign currency exchange rates in each of those countries. For the 2015 fiscal period, the effects of currency translations decreased revenues by $35.6 million due to the weakening of the Australian Dollar and Malaysian Ringgit relative to the USD. AMEA revenues represented 10% of our total revenues for the 2015 fiscal period compared to 9% for the 2014 fiscal period.

        AMEA segment direct costs increased by $7.2 million to $269.3 million, or 88% of AMEA revenues for the 2015 fiscal period, compared to $262.1 million, or 94% of AMEA revenues for the 2014 fiscal period. The incremental impact of acquisitions increased segment direct costs by $1.3 million in the 2015 fiscal period compared to the 2014 fiscal period. Increased costs to support the growth in our operations contributed to $40.5 million of the increased expenses during the 2015 fiscal period compared to the 2014 fiscal period. Acquisition contingent liabilities for taxes other than income tax, net of changes in recorded indemnification assets, increased expenses by $0.1 million for the 2015 fiscal period compared to the 2014 fiscal period. During the 2014 fiscal quarter, an entity in the Kingdom of Saudi Arabia recorded a benefit to direct costs of $2.8 million primarily related to cash payments received for fully reserved receivables. For the 2015 fiscal period, the effects of currency translations decreased expenses by $29.7 million, primarily due to the weakening of the Australian Dollar,

Malaysian Ringgit and Indian Rupee relative to the USD. In the second quarter of 2014, we determined that it was probable that one of our institutions would meet performance targets that were part of a share purchase agreement and accrued for a contingent earn-out of $3.8 million. Additionally, during the 2014 fiscal period, HIEU recorded a $4.0 million loss on disposal of property to write off the carrying value of three parcels of land which we no longer owned.

        AMEA segment Adjusted EBITDA increased by $20.4 million to $36.6 million in the 2015 fiscal period, from $16.2 million in the 2014 fiscal period, as described above.

GPS

        Operating results for our GPS segment for the nine months ended September 30, 2015 and 2014 were as follows:

(in millions)	2015	2014	% Change Better/(Worse) 2015 vs. 2014
Segment revenues	$767.9	$727.3	6%
Segment direct costs:
Instructional and services	497.5	471.5	(6)%
Marketing and promotional	93.6	101.8	8%

Adjusted EBITDA	$176.8	$154.0	15%

        Our GPS segment includes: (1) Global Online, which consists of institutions that are primarily fully online, (2) Global Campus-Based ("Global CB"), which consists of smaller niche campus-based institutions with specialized curriculum, and (3) Shared Service and Eliminations, which represents billings to various universities and contractual arrangements. We have chosen to provide additional information about the Global Online institutions within our GPS segment primarily to provide information that might aid investors in understanding the Global Online business exposure to the U.S. regulatory environment. The Global Online and Global CB institutions are considered "centers of excellence" and possess proprietary delivery methods, know-how and curriculum that are managed centrally and leveraged across the entire Laureate International Universities network.

        The following includes additional information on our Global Online and Global CB institutions' segment revenues for the nine months ended September 30, 2015 and 2014:

(in millions)	2015	2014	% Change Better/(Worse) 2015 vs. 2014
Segment revenues:
Global Online	$522.9	$492.4	6%
Global CB	242.1	232.8	4%
Shared Service and Eliminations	2.9	2.1	38%

Total GPS segment revenues	$767.9	$727.3	6%

  Comparison of GPS Results for the Nine Months Ended September 30, 2015 to the Nine Months Ended September 30, 2014

        GPS segment revenues for the 2015 fiscal period increased by $40.6 million to $767.9 million, compared to the 2014 fiscal period. GPS segment revenues represented 24% of our total revenues for the 2015 and 2014 fiscal periods.

        On average, Global Online organic enrollment excluding acquisitions increased during the 2015 fiscal period by 2%, increasing revenues by $14.7 million compared to the 2014 fiscal period. For the

2015 fiscal period, the effects of Global Online product mix, pricing and timing at our Global Online institutions resulted in a $26.9 million increase in revenues compared to the 2014 fiscal period. For the 2015 fiscal period, the effects of Global Online currency translations related to our European online education business decreased revenues by $11.1 million due to weakening of the Euro relative to the USD.

        On average, Global CB organic enrollment excluding acquisitions increased by 6%, causing revenues to increase during the 2015 fiscal period by $9.6 million compared to the 2014 fiscal period. For the 2015 fiscal period, the effects of Global CB product mix, pricing and timing at our Global CB institutions resulted in a $17.0 million increase in revenues compared to the 2014 fiscal period. For the 2015 fiscal period, the effects of Global CB currency translations decreased revenues by $17.3 million, primarily due to the weakening of the Euro and Swiss Franc relative to the USD. The Global CB schools include premium brand schools in Europe, with tuitions denominated in Swiss Francs. These schools attract students from across Europe and other continents.

        GPS Shared Service and Eliminations revenue increased $0.8 million for the 2015 fiscal period compared to the 2014 fiscal period due to increases in inter-segment revenues related to a management service arrangement.

        GPS segment direct costs increased by $17.8 million to $591.1 million, or 77% of total GPS segment revenues for the 2015 fiscal period, compared to $573.3 million, or 79% of total GPS segment revenues for the 2014 fiscal period. Higher enrollments and expanded operations contributed to $47.2 million of the increased expenses during the 2015 fiscal period compared to the 2014 fiscal period. GPS direct costs increased by $4.4 million for the 2015 fiscal period compared to the 2014 fiscal period related to the operation of the shared service center. The effects of currency translations decreased segment direct costs by $26.4 million for the 2015 fiscal period compared to the 2014 fiscal period, due to the weakening of the Euro and Swiss Franc relative to the USD. In connection with a teach out at NHU, we recorded direct costs of $7.4 million in the nine months ended September 30, 2014 to ensure an orderly and successful transition for our students.

        GPS segment Adjusted EBITDA increased by $22.8 million to $176.8 million for the 2015 fiscal period, from $154.0 million for the 2014 fiscal period, as described above.

Corporate

        Operating results for Corporate for the nine months ended September 30, 2015 and 2014 were as follows:

(in millions)	2015	2014	% Change Better/(Worse) 2015 vs. 2014
Revenues	$(5.5)	$(1.9)	(189)%
Expenses	78.4	64.5	(22)%

Adjusted EBITDA	$(83.9)	$(66.4)	(26)%

  Comparison of Corporate Results for the Nine Months Ended September 30, 2015 to the Nine Months Ended September 30, 2014

        Corporate revenues represent amounts from contractual arrangements with UDLA Ecuador, our consolidated joint venture with the University of Liverpool and Corporate billings for centralized IT costs billed to various segments, offset by the elimination of inter-segment revenues.

        Corporate Adjusted EBITDA decreased by $17.5 million to $(83.9) million for the 2015 fiscal period, compared to $(66.4) million for the 2014 fiscal period. This decrease in Adjusted EBITDA results primarily from an increase in labor expenses combined with $3.4 million of proceeds received from the settlement of earthquake-related insurance claims in 2014.

Summary Comparison of Segment Results for the Years Ended December 31, 2014, 2013 and 2012

        The following table, derived from our consolidated financial statements, presents selected financial information of our segments for the years ended December 31, 2014, 2013, and 2012:

				% Change Better/(Worse)
(in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Revenues:
LatAm	$2,532.5	$2,340.9	$2,135.2	8%	10%
Europe	499.3	469.7	434.6	6%	8%
AMEA	395.9	194.1	158.5	104%	22%
GPS	998.2	911.0	852.9	10%	7%
Corporate	(11.1)	(1.8)	(14.0)	nm	87%

Consolidated Total Revenues	$4,414.7	$3,913.9	$3,567.1	13%	10%

Adjusted EBITDA:
LatAm	$542.0	$466.7	$380.3	16%	23%
Europe	71.1	74.6	73.8	(5)%	1%
AMEA	28.6	(5.2)	(5.9)	nm	12%
GPS	226.2	204.1	191.1	11%	7%
Corporate	(94.4)	(93.7)	(92.1)	(1)%	(2)%

Consolidated Total Adjusted EBITDA	$773.5	$646.5	$547.0	20%	18%

nm—percentage changes not meaningful

  LatAm

        Operating results for our LatAm segment for the years ended December 31, 2014, 2013, and 2012 were as follows:

				% Change Better/(Worse)
(in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Segment revenues	$2,532.5	$2,340.9	$2,135.2	8%	10%
Segment direct costs:
Instructional and services	1,868.5	1,755.6	1,645.6	(6)%	(7)%
Marketing and promotional	122.0	118.6	109.3	(3)%	(9)%

Adjusted EBITDA	$542.0	$466.7	$380.3	16%	23%

  Comparison of LatAm Results for the Year Ended December 31, 2014 to the Year Ended December 31, 2013

        LatAm segment revenues for 2014 increased by $191.6 million to $2,532.5 million, compared to 2013. The incremental impact of acquisitions resulted in a $77.2 million increase in revenues in 2014. On average, organic enrollment excluding acquisitions increased during 2014 by 10% for this segment, increasing revenues by $201.7 million compared to 2013. Each institution in the segment offers tuition at various prices based upon the degree program. For 2014, the effects of product mix, pricing and timing resulted in a $105.5 million increase in revenues compared to 2013. Our LatAm segment operates in several countries and is subject to the effects of foreign currency exchange rates in each of those countries. For 2014, the effects of currency translations decreased revenues by $202.9 million, primarily due to the weakening of the Chilean Peso, Brazilian Real, Mexican Peso, Peruvian Nuevo Sol and Costa Rican Colón relative to the USD. Additionally, a settlement in the form of tuition discounts decreased revenues in our LatAm segment by $10.1 million in 2013. LatAm revenues represented 57% of our total revenues for 2014 compared to 60% for 2013.

        LatAm segment direct costs increased by $116.3 million to $1,990.5 million, or 79% of LatAm revenues for 2014, compared to $1,874.2 million, or 80% of LatAm revenues for 2013. The incremental impact of acquisitions increased segment direct costs by $66.8 million in 2014 compared to 2013. Higher enrollments and expanded operations at our LatAm institutions contributed to $254.1 million of the increased expenses during 2014 compared to 2013 due to: increased labor costs to service the enrollment growth, increased compliance costs to address regulatory changes and increased direct costs associated with the growth in the LatAm segment during 2014. Acquisition contingent liabilities for taxes other than income tax, net of changes in recorded indemnification assets, increased expenses by $3.2 million for 2014 compared to 2013. Employee termination costs related to a reduction in force increased direct costs by $11.5 million for 2014.

        Offsetting these direct costs increases, the effects of currency translations decreased expenses by $160.1 million, primarily due to the weakening of the Chilean Peso, Brazilian Real, Mexican Peso, Peruvian Nuevo Sol and Costa Rican Colón relative to the USD. In 2013, we recorded the initial establishment of a profit-sharing plan in Mexico, increasing expense by $8.4 million. During 2014, we recorded a decrease in direct costs of $22.8 million for this profit-sharing plan. Additionally during 2014, we recorded a benefit of $11.3 million related to the settlement of a pre-acquisition loss contingency after receiving a favorable court ruling. In 2014, we reached an arbitration settlement related to indemnification claims with the former owners in Brazil and recorded a gain of $6.7 million. In 2013, we revised an estimate for a Brazil tax matter, resulting in additional expense of $3.8 million. The planned March 2013 opening of a new campus building for UNAB in Chile was delayed and additional expenses of $6.2 million were incurred in 2013 to rent temporary facilities and operate them as classrooms.

        LatAm segment Adjusted EBITDA increased by $75.3 million to $542.0 million in 2014 from $466.7 million in 2013, as described above.

  Comparison of LatAm Results for the Year Ended December 31, 2013 to the Year Ended December 31, 2012

        LatAm segment revenues for 2013 increased by $205.7 million to $2,340.9 million, compared to 2012. The incremental impact of acquisitions resulted in a $0.9 million increase in revenues in 2013. On average, organic enrollment excluding acquisitions increased during 2013 by 10% for this segment, increasing revenues by $222.6 million compared to 2012. Each institution in the segment offers tuition at various prices based upon degree program. For 2013, the effects of product mix, pricing and timing resulted in a $81.6 million increase in revenues compared to 2012. The effect of the deconsolidation of UDLA Ecuador decreased revenues by $28.7 million compared to 2012. Our LatAm segment operates in several countries and is subject to the effects of foreign currency exchange rates in each of those countries. For 2013, the effects of currency translations decreased revenues by $60.6 million, primarily due to the weakening of the Brazilian Real, Chilean Peso, Peruvian Nuevo Sol and Honduran Lempira, partially offset by the strengthening of the Mexican Peso relative to the USD. Additionally, a settlement in the form of tuition discounts decreased revenues in our LatAm segment by $10.1 million in 2013. LatAm revenues represented 60% of total revenues for 2013 and 2012.

        LatAm segment direct costs increased by $119.3 million to $1,874.2 million, or 80% of LatAm revenues for 2013, compared to $1,754.9 million, or 82% of LatAm revenues for 2012. The incremental impact of acquisitions increased segment direct costs by $0.9 million in 2013 compared to 2012. In addition, higher enrollments and expanded operations at our LatAm institutions contributed to

$198.3 million of the increased expenses during 2013 compared to 2012, due to: increased labor costs to service the enrollment growth; increased compliance costs to address regulatory changes; and increased direct costs associated with the growth in the LatAm segment during 2013. Acquisition contingent liabilities for taxes other than income tax, net of changes in recorded indemnification assets, increased expenses by $3.2 million for 2013 compared to 2012. The planned March 2013 opening of a new campus building for UNAB in Chile was delayed and additional expenses of $6.2 million were incurred in 2013 to rent temporary facilities and operate them as classrooms. In 2013, we recorded the initial establishment of a profit-sharing plan in Mexico, increasing expense by $8.4 million. In 2012, we recorded $13.1 million of expense for a Brazil tax matter. In 2013, we settled this liability and recorded additional expense of $3.8 million. During 2012, we also recorded $15.4 million for restructuring costs primarily related to severance and $4.1 million for the modification of our contingent consideration agreement with UPN. The effects of the deconsolidation of UDLA Ecuador decreased expenses by $16.2 million in 2013 compared to 2012. For 2013, the effects of currency translations decreased expenses by $52.7 million, primarily due to the weakening of the Brazilian Real, Chilean Peso, Peruvian Nuevo Sol and Honduran Lempira, partially offset by the strengthening of the Mexican Peso relative to the USD.

        LatAm segment Adjusted EBITDA increased by $86.4 million to $466.7 million in 2013, from $380.3 million in 2012, as described above.

  Europe

        Operating results for our Europe segment for the years ended December 31, 2014, 2013 and 2012 were as follows:

				% Change Better/(Worse)
(in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Segment revenues	$499.3	$469.7	$434.6	6%	8%
Segment direct costs:
Instructional and services	396.0	361.8	327.7	(9)%	(10)%
Marketing and promotional	32.2	33.3	33.1	3%	(1)%

Adjusted EBITDA	$71.1	$74.6	$73.8	(5)%	1%

  Comparison of Europe Results for the Year Ended December 31, 2014 to the Year Ended December 31, 2013

        Europe segment revenues for 2014 increased by $29.6 million to $499.3 million, compared to 2013. The incremental impact of acquisitions resulted in a $9.9 million increase in revenues in 2014. On average, organic enrollment excluding acquisitions increased during 2014 by 9% for this segment, increasing revenues by $30.7 million compared to 2013. For 2014, the effects of product mix, pricing and timing resulted in a $6.1 million increase in revenues compared to 2013. The segment operates in several countries and is subject to the effects of foreign currency exchange rates in each of those countries. For 2014, the effects of currency translations decreased revenues by $17.1 million due to the weakening of the Turkish Lira and the Euro relative to the USD. Europe revenues represented 11% of our total revenues for 2014 compared to 12% for 2013.

        Europe segment direct costs increased by $33.1 million to $428.2 million, or 86% of Europe revenues for 2014, compared to $395.1 million, or 84% of Europe revenues for 2013. The incremental impact of acquisitions increased segment direct costs by $8.8 million in 2014 compared to 2013. Higher enrollments and expanded operations at our institutions in the Europe segment contributed to $22.3 million of the increased expenses during 2014 compared to 2013, driven primarily by increased labor costs and student support activities to service the enrollment growth experienced during 2014. During the fourth quarter of 2014, we recorded an operating expense of $18.0 million for a donation to a foundation for an initiative supported by the Turkish government. Employee termination costs related to a reduction in force increased direct costs by $4.7 million for 2014. We also exited a leased facility at one institution in Europe and as a result received an early termination settlement of $4.8 million, which decreased direct costs in 2013, and recorded a $2.5 million gain on the termination of a sale leaseback arrangement in 2013.

        For 2014, the effects of currency translations decreased expenses by $13.6 million due to the weakening of the Turkish Lira and the Euro relative to the USD. Changes in contingent liabilities for taxes other than income tax, net of changes in recorded indemnification assets, decreased expenses by $0.5 million for 2014 compared to 2013. During 2013, we recorded $11.8 million for a social security tax matter for the years 2009 through 2012, which increased direct costs for 2013. In 2014, we reversed $2.1 million of the social security tax liability due to statute of limitations expirations.

        Europe segment Adjusted EBITDA decreased by $3.5 million to $71.1 million in 2014, from $74.6 million in 2013, as described above.

  Comparison of Europe Results for the Year Ended December 31, 2013 to the Year Ended December 31, 2012

        Europe segment revenues for 2013 increased by $35.1 million to $469.7 million, compared to 2012. The incremental impact of acquisitions resulted in a $8.5 million increase in revenues in 2013. On average, organic enrollment excluding acquisitions increased during 2013 by 6% for this segment, increasing revenues by $17.5 million compared to 2012. For 2013, the effects of product mix, pricing and timing resulted in a $4.6 million increase in revenues compared to 2012. For 2013, the effects of currency translations increased revenues by $4.5 million due to the strengthening of the Euro, partially offset by the weakening of the Turkish Lira relative to the USD. Europe revenues represented 12% of total revenues for 2013 and 2012.

        Europe segment direct costs increased by $34.3 million to $395.1 million, or 84% of Europe revenues for 2013, compared to $360.8 million, or 83% of Europe revenues for 2012. The incremental impact of acquisitions increased in segment direct costs by $9.1 million in 2013 compared to 2012. Higher enrollments and expanded operations at our institutions in the Europe segment contributed to $23.6 million of the increased expenses during 2013 compared to 2012, driven primarily by increased labor costs and student support activities to service the enrollment growth experienced during 2013. For 2013, the effects of currency translations increased expenses by $4.6 million due to the strengthening of the Euro, partially offset by the weakening of the Turkish Lira relative to the USD. Changes in contingent liabilities for taxes other than income tax, net of changes in recorded indemnification assets, increased expenses by $0.5 million for 2013 compared to 2012. During 2013, we recorded $11.8 million for a social security tax matter for the years 2009 through 2012, which increased direct costs for 2013. During 2013, we also exited a leased facility at one institution in Europe and as a result received an early termination settlement of $4.8 million, which decreased direct costs, and recorded a $2.5 million gain on the termination of a sale leaseback arrangement. In 2012, we recorded $2.2 million for restructuring costs primarily related to severance, $4.1 million for an acquisition litigation liability, and $1.7 million for forgiveness of a related party receivable.

        Europe segment Adjusted EBITDA increased by $0.8 million to $74.6 million in 2013, from $73.8 million in 2012, as described above.

  AMEA

        Operating results for our AMEA segment for the years ended December 31, 2014, 2013, and 2012 were as follows:

				% Change Better/(Worse)
(in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Segment revenues	$395.9	$194.1	$158.5	104%	22%
Segment direct costs:
Instructional and services	335.5	184.3	150.0	(82)%	(23)%
Marketing and promotional	31.8	15.0	14.4	(112)%	(4)%

Adjusted EBITDA	$28.6	$(5.2)	$(5.9)	nm %	12%

nm—percentage changes not meaningful

  Comparison of AMEA Results for the Year Ended December 31, 2014 to the Year Ended December 31, 2013

        AMEA segment revenues for 2014 increased by $201.8 million to $395.9 million, compared to 2013. The incremental impact of acquisitions resulted in a $137.9 million increase in revenues in 2014. On average, organic enrollment excluding acquisitions increased during 2014 by 19% for this segment, increasing revenues by $70.0 million compared to 2013. For 2014, the effects of product mix, pricing and timing resulted in a $0.7 million increase in revenues compared to 2013. The segment operates in several countries and is subject to the effects of foreign currency exchange rates in each of those countries. For 2014, the effects of currency translations decreased revenues by $6.8 million due to the weakening of the Malaysian Ringgit, Australian Dollar, Indian Rupee and Thai Baht relative to the USD. AMEA revenues represented 9% of our total revenues for 2014 compared to 5% for 2013.

        AMEA segment direct costs increased by $168.0 million to $367.3 million, or 93% of AMEA revenues for 2014, compared to $199.3 million, or 103% of AMEA revenues for 2013. The incremental impact of acquisitions increased segment direct costs by $115.1 million in 2014 compared to 2013. Increased costs to support the growth in our operations contributed to $54.7 million of the increased expenses during 2014 compared to 2013. In 2014, we determined it was probable that THINK would meet performance targets that were part of a share purchase agreement and accrued for a contingent earn-out of $3.8 million. Additionally, HIEU recorded a $4.4 million loss on disposal of property to write off the carrying value of several parcels of land for which it no longer has land use rights. In 2014, an entity in the Kingdom of Saudi Arabia received a benefit of $2.8 million, primarily related to cash payments received for fully reserved receivables. For 2014, the effects of currency translations decreased expenses by $7.1 million, primarily due to the weakening of the Malaysian Ringgit, Australian Dollar, Indian Rupee and Thai Baht relative to the USD. Changes in contingent liabilities for taxes other than income tax, net of changes in recorded indemnification assets, decreased expenses by $0.1 million for 2014 compared to 2013.

        AMEA segment Adjusted EBITDA increased by $33.8 million to $28.6 million in 2014, from $(5.2) million in 2013, as described above.

  Comparison of AMEA Results for the Year Ended December 31, 2013 to the Year Ended December 31, 2012

        AMEA segment revenues for 2013 increased by $35.6 million to $194.1 million, compared to 2012. The incremental impact of acquisitions resulted in a $19.4 million increase in revenues in 2013. On average, organic enrollment excluding acquisitions increased during 2013 by 4% for this segment, increasing revenues by $12.3 million compared to 2012. For 2013, the effects of product mix, pricing and timing resulted in a $6.4 million increase in revenues compared to 2012. The segment operates in several countries and is subject to the effects of foreign currency exchange rates in each of those countries. For 2013, the effects of currency translations decreased revenues by $2.5 million due to the weakening of the Malaysian Ringgitt, Australian Dollar and Indian Rupee, partially offset by the strengthening of the Chinese Renminbi relative to the USD. AMEA revenues represented 5% of total revenues for 2013 compared to 4% for 2012.

        AMEA segment direct costs increased by $34.9 million to $199.3 million, or 103% of AMEA revenues for 2013, compared to $164.4 million, or 104% of AMEA revenues for 2012. The incremental impact of acquisitions increased segment direct costs by $17.3 million in 2013 compared to 2012. Higher enrollments at our institutions, driven primarily by increased labor costs to support the enrollment growth, and increased business development costs to support further growth in the AMEA market contributed to $20.9 million of the increased expenses during 2013 compared to 2012. Changes in contingent liabilities for taxes other than income tax, net of changes in recorded indemnification assets, decreased expenses by $0.2 million for 2013 compared to 2012. For 2013, the effects of currency translations decreased expenses by $3.1 million, primarily due to the weakening of the Malaysian Ringgitt, Australian Dollar and Indian Rupee, partially offset by the strengthening of the Chinese Renminbi relative to the USD.

        AMEA segment Adjusted EBITDA increased by $0.7 million to $(5.2) million in 2013, from $(5.9) million in 2012, as described above.

  GPS

        Operating results for our GPS segment for the years ended December 31, 2014, 2013 and 2012 were as follows:

				% Change Better/(Worse)
(in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Segment revenues	$998.2	$911.0	$852.9	10%	7%
Segment direct costs:
Instructional and services	640.3	557.2	526.5	(15)%	(6)%
Marketing and promotional	131.7	149.7	135.3	12%	(11)%

Adjusted EBITDA	$226.2	$204.1	$191.1	11%	7%

        The following includes additional information on our Global Online and Global CB institutions' segment revenues for the years ended December 31, 2014, 2013 and 2012.

				% Change Better/(Worse)
(in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Segment revenues:
Global Online	$674.7	$657.4	$611.6	3%	7%
Global CB	320.7	250.7	236.7	28%	6%
Shared Service and Eliminations	2.8	2.9	4.6	(3)%	(37)%

Total GPS segment revenues	$998.2	$911.0	$852.9	10%	7%

  Comparison of GPS Results for the Year Ended December 31, 2014 to the Year Ended December 31, 2013

        GPS segment revenues for 2014 increased by $87.2 million to $998.2 million, compared to 2013. GPS segment revenues represented 23% of our total revenues for 2014 and 2013.

        On average, Global Online organic enrollment excluding acquisitions increased during 2014 by 1%, increasing revenues by $5.6 million compared to 2013. For 2014, the effects of Global Online product mix, pricing and timing at our Global Online institutions resulted in a $11.7 million increase in revenues compared to 2013.

        On average, Global CB organic enrollment excluding acquisitions increased by 3%, causing revenues to increase during 2014 by $7.3 million compared to 2013. The incremental impact of acquisitions resulted in a $50.9 million increase in revenues in 2014. For 2014, the effects of Global CB product mix, pricing and timing at our Global CB institutions resulted in a $9.8 million increase in revenues compared to 2013. For 2014, the effects of Global CB currency translations increased revenues by $2.0 million, primarily due to the strengthening the Swiss Franc relative to the USD. The Global CB schools include premium brand schools in Europe, with tuitions denominated in Swiss Francs. These schools attract students from across Europe and other continents.

        GPS Shared Service and Eliminations revenues decreased $0.1 million for 2014 compared to 2013 due to decreases in inter-segment revenues related to a management service arrangement.

        GPS segment direct costs increased by $65.1 million to $772.0 million, or 77% of total GPS segment revenues for 2014, compared to $706.9 million, or 78% of total GPS segment revenues for 2013. The incremental impact of acquisitions increased segment direct costs by $26.2 million for 2014 compared to 2013. Higher enrollments and expanded operations contributed to $27.1 million of the increased expenses during 2014 compared to 2013. The effects of currency translations increased segment direct costs by $1.7 million for 2014, compared to 2013, due to the strengthening of the Swiss Franc relative to the USD. In connection with a teach out at NHU, we recorded costs of $6.6 million for 2014 to ensure an orderly and successful transition for our students. Employee termination costs related to a reduction in force increased direct costs by $1.8 million for 2014. GPS direct costs increased by $1.7 million for 2014 compared to 2013 related to the operation of the shared service center.

        GPS segment Adjusted EBITDA increased by $22.1 million to $226.2 million for 2014, from $204.1 million for 2013, as described above.

  Comparison of GPS Results for the Year Ended December 31, 2013 to the Year Ended December 31, 2012

        GPS segment revenues for 2013 increased by $58.1 million to $911.0 million, compared to 2012. GPS segment revenues represented 23% of total revenues for 2013 and 24% of our revenues for 2012.

        On average, Global Online organic enrollment excluding acquisitions increased during 2013 by 4%, increasing revenues by $23.4 million compared to 2012. For 2013, the effects of Global Online product mix, pricing and timing at our Global Online institutions resulted in a $20.4 million increase in revenues compared to 2012. For 2013, the effects of Global Online currency translations related to our European online education business increased revenues by $2.0 million due to the strengthening of the Euro relative to the USD.

        On average, Global CB organic enrollment excluding acquisitions increased by 1%, causing revenues to increase during 2013 by $1.9 million compared to 2012. The U.S. CB institutions were facing increased competition and a changing regulatory environment which are negatively impacting on their enrollment growth. Additionally, the European financial crisis resulted in slowed enrollment growth for the CB institutions in Europe. The incremental impact of acquisitions resulted in a $4.1 million increase in revenues for 2013. For 2013, the effects of Global CB product mix, pricing and timing at our Global CB institutions resulted in a $5.1 million increase in revenues compared to 2012. For 2013, the effects of Global CB currency translations increased revenues by $2.9 million, primarily due to the strengthening of the Euro and the Swiss Franc relative to the USD. The Global CB schools include premium brand schools in Europe, with tuitions denominated in Swiss Francs. These schools attract students from across Europe and other continents.

        GPS Shared Service and Eliminations revenues decreased $1.7 million for 2013 compared to 2012 due to decreases in inter-segment revenues related to a management services arrangement.

        GPS segment direct costs increased by $45.1 million to $706.9 million, or 78% of total GPS segment revenues for 2013, compared to $661.8 million, or 78% of total GPS segment revenues for 2012. The incremental impact of acquisitions increased segment direct costs by $2.6 million. Higher enrollments and expanded operations contributed to $37.9 million of the increased expenses for 2013 compared to 2012. The effects of currency translations increased segment direct costs by $5.2 million for 2013, compared to 2012, due to the strengthening of the Swiss Franc and the Euro relative to the USD. GPS direct costs increased by $2.5 million for 2013 compared to 2012 related to the operation of the shared service center. In addition, GPS recorded $3.1 million for restructuring costs primarily related to severance in 2012.

        GPS segment Adjusted EBITDA increased by $13.0 million to $204.1 million for 2013, from $191.1 million for 2012, as described above.

  Corporate

        Corporate revenues represent amounts from contractual arrangements with UDLA Ecuador, our consolidated joint venture with the University of Liverpool and Corporate billings for centralized IT costs billed to various segments, offset by the elimination of inter-segment revenues.

        Operating results for Corporate for the years ended December 31, 2014, 2013 and 2012 were as follows:

				% Change Better/(Worse)
(in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Revenues	$(11.1)	$(1.8)	$(14.0)	nm	87%
Expenses	83.3	91.9	78.1	9%	(18)%

Adjusted EBITDA	$(94.4)	$(93.7)	$(92.1)	(1)%	(2)%

nm—percentage changes not meaningful

  Comparison of Corporate Results for the Year Ended December 31, 2014 to the Year Ended December 31, 2013

        Corporate Adjusted EBITDA decreased by $0.7 million to $(94.4) million for 2014, compared to $(93.7) million for 2013. This decrease in Adjusted EBITDA results from an increase in labor costs of $9.5 million related to the implementation of shared services and standardization of global processes. This decrease was offset by a $4.8 million gain recorded for the settlement of earthquake-related insurance claims and $1.9 million for debt modification costs incurred for 2013. Other items accounted for a change of $2.1 million.

  Comparison of Corporate Results for the Year Ended December 31, 2013 to the Year Ended December 31, 2012

        Corporate Adjusted EBITDA decreased by $1.6 million to $(93.7) million for 2013, compared to $(92.1) million for 2012. This decrease in Adjusted EBITDA is primarily the result of an increase in expenses of $13.7 million related to workforce increases, professional and consulting services, and investment in our global information technology platform including shared services. Additionally, as part of our debt refinancing, we incurred $1.9 million in third-party costs for 2013 and $1.6 million in third-party costs for 2012. Partially offsetting the increase in expenses is an increase in corporate revenues resulting from an increase of $7.9 million from contractual arrangements with UDLA Ecuador and an increase of $4.7 million from the University of Liverpool. Other items accounted for a change of $0.2 million.

  Quarterly Results of Operations Data

        The following table represents data from our unaudited statements of operations for our most recent 11 quarters. You should read the following table in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The results of operations of any quarter are not necessarily indicative of the results that may be expected for any future period.

	Three Months Ended
(in millions)	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Revenues	$985.4	$1,270.2	$885.6	$1,329.2	$968.9	$1,238.5	$878.1	$1,148.5	$850.8	$1,130.6	$784.0
Operating costs and expenses	952.1	1,037.5	939.5	1,208.3	1,004.5	1,001.0	901.4	1,012.2	860.1	899.0	822.0

Operating income (loss)	$33.3	$232.6	$(53.9)	$120.9	$(35.6)	$237.5	$(23.3)	$136.3	$(9.3)	$231.7	$(38.0)

(Loss) income from continuing operations	$(130.4)	$56.9	$(226.2)	$47.6	$(195.7)	$109.0	$(123.4)	$1.4	$(85.8)	$134.8	$(140.7)
Income from, gain on disposal of discontinued operations, net of tax	—	—	—	—	—	—	—	—	—	—	5.1
Less: Net loss (income) attributable to noncontrolling interests	1.8	(1.9)	0.2	(0.7)	2.3	(0.8)	3.4	3.1	4.3	(0.4)	8.4

Net (loss) income attributable to Laureate Education, Inc.	$(128.6)	$55.1	$(226.0)	$47.0	$(193.4)	$108.2	$(120.0)	$4.5	$(81.5)	$134.4	$(127.1)

        The following table presents Adjusted EBITDA and reconciles net loss to Adjusted EBITDA for our most recent 11 quarters.

	Three Months Ended
(in millions)	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Net (loss) income	$(130.4)	$56.9	$(226.2)	$47.6	$(195.7)	$109.0	$(123.4)	$1.4	$(85.8)	$134.8	$(135.5)
Plus:
Gain on sales of discontinued operations, net of tax	—	—	—	—	—	—	—	—	—	—	(4.4)
Income from discontinued operations, net of tax	—	—	—	—	—	—	—	—	—	—	(0.8)

(Loss) income from continuing operations	(130.4)	56.9	(226.2)	47.6	(195.7)	109.0	(123.4)	1.4	(85.8)	134.8	(140.7)
Plus:
Equity in net (income) loss of affiliates, net of tax	—	(0.3)	(1.8)	(0.3)	0.1	(0.6)	0.6	(0.1)	2.0	(0.7)	(0.4)
Income tax expense (benefit)	5.9	84.0	(8.3)	(93.5)	1.0	46.8	6.5	46.6	11.9	33.1	(0.4)

(Loss) income from continuing operations before income taxes and equity in net (income) loss of affiliates	(124.5)	140.6	(236.4)	(46.1)	(194.6)	155.3	(116.3)	47.9	(71.9)	167.3	(141.4)
Plus:
Foreign currency exchange loss (income), net	57.0	(4.0)	86.4	37.7	67.1	(4.8)	10.0	8.3	(20.6)	5.0	10.4
Other (income) expense, net	(0.1)	(1.3)	0.1	1.1	0.2	(0.5)	0.4	(5.5)	—	(0.6)	(1.4)
Loss (gain) on derivatives	1.4	0.9	0.3	1.1	(0.3)	2.0	0.3	(5.0)	8.6	(25.6)	15.3
Loss on debt extinguishment	0.3	—	0.9	23.0	—	—	—	1.4	—	—	—
Interest expense	102.9	99.1	98.2	106.6	97.2	92.3	89.6	92.5	84.4	90.5	82.8
Interest income	(3.8)	(2.7)	(3.5)	(2.5)	(5.2)	(6.8)	(7.3)	(3.3)	(9.8)	(4.9)	(3.8)

Operating income (loss)	33.3	232.6	(53.9)	120.9	(35.6)	237.5	(23.3)	136.3	(9.3)	231.7	(38.0)
Plus:
Depreciation and amortization	70.2	69.8	69.3	77.4	73.1	71.3	66.6	61.4	61.9	60.3	59.1

EBITDA	103.5	302.5	15.4	198.3	37.5	308.8	43.3	197.7	52.6	292.0	21.1
Plus:
Stock-based compensation expense(a)	8.3	8.6	10.4	12.4	13.0	12.9	10.9	39.8	3.2	3.4	3.1
Loss on impairment of assets(b)	—	—	—	109.3	16.4	—	0.1	31.2	1.7	—	0.7
EiP implementation expenses(c)	6.8	11.4	9.0	8.1	2.0	0.4	0.2	—	—	—	—

Adjusted EBITDA	$118.6	$322.5	$34.8	$328.1	$68.9	$322.1	$54.5	$268.7	$57.5	$295.4	$24.9

(a)
Represents non-cash, stock-based compensation expense pursuant to the provisions of ASC Topic 718.

(b)
Represents non-cash charges related to impairments of long-lived assets. For further details on certain impairment items, see "—Discussion of Significant Items Affecting the Consolidated Results—Impairments."

(c)
EiP implementation expenses are related to our enterprise-wide initiative to optimize and standardize our processes, creating vertical integration of procurement, information technology, finance, accounting and human resources, which began in 2014 and is expected to be substantially completed in 2017. EiP includes the establishment of regional SSOs around the world, as well as improvements to our system of internal controls over financial reporting.

Liquidity and Capital Resources

  Liquidity Sources

        We anticipate that cash flow from operations and available cash will be sufficient to meet our current operating requirements for at least the next 12 months.

        Our primary source of cash is revenue from tuition charged to students in connection with our various education program offerings. The majority of our students finance the costs of their own education and/or seek third-party financing programs. We anticipate generating sufficient cash flow from operations in the majority of countries where we operate to satisfy the working capital and financing needs of our organic growth plans for each country. If our educational institutions within one country were unable to maintain sufficient liquidity, we would consider using internal cash resources or reasonable short-term working capital facilities to accommodate any short- to medium-term shortfalls.

        As of September 30, 2015, our secondary source of cash was cash and cash equivalents of $618.4 million. Our cash accounts are maintained with high-quality financial institutions with no significant concentration in any one institution.

        During the nine months ended September 30, 2015, we completed a sale-leaseback transaction for a portion of the campuses of two of our institutions in Switzerland, Glion Institute of Higher Education ("Glion"), and Les Roches International School of Hotel Management ("Les Roches"). For the sale of these assets, we received net proceeds of approximately $182.0 million, resulting in a gain on sale of approximately $36.0 million, which will be deferred and recognized into income over the lease term of 20 years.

        During 2014 and 2015 the U.S. dollar has strengthened significantly against most of the local currencies in countries where we have significant operations, which has negatively affected our cash flows from operations. Though currency movements can unfavorably impact our cash flows, we have the ability to increase cash flow and liquidity, if needed, through reductions in certain discretionary spending including, but not limited to, growth capital expenditures, investments in our EiP initiative and other discretionary investments.

  Liquidity Restrictions

        Our liquidity is affected by restricted cash balances, which totaled $147.7 million and $149.4 million as of September 30, 2015 and December 31, 2014, respectively. In September 2014, we paid $290.6 million for the acquisition of FMU, an affiliated group of higher educational institutions in Brazil, of which approximately $231.0 million of the balance was included in our December 31, 2013 restricted cash balance.

        Restricted cash also consists of cash and cash equivalents held to collateralize standby letters of credit in favor of the DOE. These letters of credit are required by the DOE in order to allow our U.S. Institutions to participate in the Title IV program and totaled $87.1 million and $89.3 million as of September 30, 2015 and December 31, 2014, respectively.

        As of September 30, 2015 and December 31, 2014, we had $13.4 million and $14.4 million, respectively, posted as a cash-collateralized letter of credit in order to continue the appeals process with the STA who challenged the holding company structure in Spain and issued a final assessment against ICE, our Spanish holding company for the periods 2006 and 2007. In July 2013, we were notified by the STA that an audit of the Spanish subsidiaries was being initiated for 2008 through 2010. In October 2015, the STA issued a final assessment to ICE for approximately EUR 17.2 million ($19.2 million at September 30, 2015), including interest, for those three years. We have appealed this assessment and, in order to suspend the payment of the tax assessment until the court decision, we issued a cash-collateralized letter of credit for the assessment amount plus interest and surcharges. We believe the assessments in this case are without merit and intend to defend vigorously against them.

        The balance of restricted cash at September 30, 2015 and December 31, 2014 also included $2.0 million and $2.7 million, respectively, as collateral for a project at one of our institutions in India. In addition, restricted cash also consists of cash held to collateralize other letters of credit and surety bonds and amounts posted as cash collateral to comply with statutory requirements as discussed in Note 9, Commitments and Contingencies, in our interim consolidated financial statements included elsewhere in this prospectus.

  Indefinite Reinvestment of Foreign Earnings

        We earn a significant portion of our income from subsidiaries located in countries outside the United States. As part of our business strategies, we have determined that all earnings from our foreign operations will be deemed indefinitely reinvested outside the United States. As of December 31, 2014, our undistributed earnings from non-U.S. subsidiaries totaled approximately $1,152.8 million. As of September 30, 2015, $464.0 million of our total $618.4 million of cash and cash equivalents were held by foreign subsidiaries, including $167.3 million held by VIEs. As of December 31, 2014, $289.4 million of our total $461.6 million of cash and cash equivalents were held by foreign subsidiaries, including $122.7 million held by VIEs. The VIEs' cash and cash equivalents balances are generally required to be used only for the benefit of the operations of these VIEs.

        Our plans to indefinitely reinvest certain earnings are supported by projected working capital and long-term capital requirements in each foreign subsidiary location in which the earnings are generated. We have analyzed our domestic operation's cash repatriation strategies, projected cash flows, projected working capital and liquidity, and the expected availability within the debt or equity markets to provide funds for our domestic needs. As a result, we rely on payments from contractual arrangements, such as intellectual property royalty, network fee and management services agreements, as well as repayments of intercompany loans to meet any of our existing or future debt service and other obligations, a substantial portion of which are denominated in U.S. dollars. Based on our analysis, we believe we have the ability to indefinitely reinvest these foreign earnings.

        If our expectations change based on future developments such that some or all of the undistributed earnings of our foreign subsidiaries may be remitted to the United States in the foreseeable future, we will be required to recognize deferred tax expense and liabilities on those amounts and pay additional taxes. In addition, if applicable U.S. tax rules are modified to cause U.S. corporations to pay taxes on foreign earnings, even if the earnings are not remitted to the United States, we may incur additional taxes in the United States.

  Liquidity Requirements

        Our short-term liquidity requirements include: funding for debt service (including capital leases); operating lease obligations; payments of deferred compensation; payments due to shareholders of acquired companies; working capital; operating expenses; payments of third-party obligations; capital expenditures; and business development activities.

        Long-term liquidity requirements include: principal payments of long-term debt; operating lease obligations; payments of long-term amounts due to shareholders of acquired companies; payments of deferred compensation; settlements of derivatives; payments for redeemable noncontrolling interests and equity; and business development activities.

  Debt

        As of September 30, 2015, senior long-term borrowings totaled $3,554.7 million, consisting of the following:

  •
  $2,169.4 million under the Senior Secured Credit Facilities; and

  •
  $1,385.3 million in Senior Notes.

        As of September 30, 2015, other debt balances totaled $674.3 million, and our capital lease obligations and sale-leaseback financings were $249.7 million. Other debt includes lines of credit and short-term borrowing arrangements of subsidiaries, mortgages payable, and notes payable.

  Senior Secured Credit Facilities

        We entered into the Senior Secured Credit Facilities with a syndicate of lenders on August 17, 2007 to fund the leveraged buyout merger between Laureate and Wengen. On June 16, 2011, we amended and restated our credit agreement (the "Amended and Restated Credit Agreement") in order to, among other things, extend maturity dates. On December 22, 2011, we increased the borrowing capacity under our senior secured multi-currency revolving credit facility to $350.0 million and borrowed an additional $25.0 million in term loans. On January 18, 2013, we borrowed an additional $250.0 million in term loans. On April 23, 2013, we borrowed an additional $310.0 million in term loans to repay all of the outstanding Senior Subordinated Notes, as noted below. On October 3, 2013, we amended and restated our credit agreement to reduce the interest rate on the term loans. On December 16, 2013, we borrowed an additional $200.0 million in term loans. On July 7, 2015, we entered into a Fourth Amendment to Amended and Restated Credit Agreement and Amendment to the U.S. Obligations Security Agreement and U.S. Pledge Agreement (the "Fourth Amendment"). Pursuant to the Fourth Amendment, the maturity date of the senior secured multi-currency revolving credit facility was extended from June 2016 to March 2018. The senior secured multi-currency revolving credit facility matures in March 2018, and the 2018 term loans mature in June 2018.

        As of September 30, 2015, the outstanding balance under our Senior Secured Credit Facilities was $2,169.4 million, which consisted of $349.9 million outstanding under our senior secured multi-currency revolving credit facility and an aggregate outstanding balance of $1,819.5 million, net of a debt discount, under the term loans. As of December 31, 2014, the outstanding balance under our Senior Secured Credit Facilities was $2,180.4 million, which consisted of $346.7 million outstanding under our senior secured multi-currency revolving credit facility and an aggregate outstanding balance of $1,833.7 million, net of a debt discount, under the term loans. The senior secured multi-currency revolving credit facility matures in June 2016, and the 2018 term loans mature in June 2018.

  Senior Notes due 2019

        On July 25, 2012, we completed an offering of $350.0 million of 9.250% Senior Notes due 2019. The net proceeds received from the debt offering were used to repay a portion of our senior secured multi-currency revolving credit facility. On November 13, 2012, we completed an offering of $1,050.0 million of additional Senior Notes. These proceeds were used to fully repay the outstanding balances of certain term loans outstanding under our Senior Secured Credit Facilities, which totaled $164.5 million as of December 31, 2011, and to purchase all of the outstanding Senior Toggle Notes and the Senior Cash Pay Notes. As of September 30, 2015 and December 31, 2014, our outstanding balance under our Senior Notes was $1,385.3 million and $1,382.7 million, respectively, net of a debt discount. The Senior Notes mature on September 1, 2019.

  Senior Indenture and Senior Subordinated Indenture (Senior Toggle Notes, Senior Cash Pay Notes and Senior Subordinated Notes)

        On May 13, 2008, we executed our senior indenture (the "Senior Indenture") and senior subordinated indenture (the "Senior Subordinated Indenture") with an aggregate outstanding principal amount of $1,005.8 million. The proceeds from the issuance of this debt were used to repay the outstanding balances accrued interest and associated fees and expenses of certain loans originated as part of our 2007 leveraged buyout.

        As noted above, on November 13, 2012, we completed an offering of $1,050.0 million Senior Notes. These proceeds were used to purchase all outstanding Senior Toggle Notes and Senior Cash Pay Notes, which totaled $806.6 million as of December 31, 2011. On April 9, 2013, we commenced a tender offer to purchase for cash all of our outstanding Senior Subordinated Notes, which had an outstanding balance of $285.9 million. Also in April 2013, we called for redemption all remaining Senior Subordinated Notes not purchased in the tender offer. As noted above, we obtained the proceeds required to repay the notes by borrowing an additional $310.0 million under the Senior Secured Credit Facilities.

        As of September 30, 2015 and December 31, 2014, our Senior Indenture and Senior Subordinated Indenture were satisfied and discharged.

  Covenants

        Our senior long-term debt contains certain negative covenants including, among others: (1) limitations on additional indebtedness; (2) limitations on dividends; (3) limitations on asset sales, including the sale of ownership interests in subsidiaries and sale-leaseback transactions; and (4) limitations on liens, guarantees, loans or investments. In connection with the extension of our revolving credit facility in July 2015, we are now subject to a consolidated senior secured debt to consolidated EBITDA financial covenant beginning in the third quarter of 2015. In addition, notes payable at some of our locations contain financial maintenance covenants. On April 4, 2014, we notified our lenders of the occurrence of a default under our Amended and Restated Credit Agreement, due to our failure to deliver our audited consolidated financial statements for the year ended December 31, 2013 within 95 days after the fiscal year end (the "2013 Audited Financial Statement Delivery Default"). The reason for the 2013 Audited Financial Statement Delivery Default is the additional time needed to completely and accurately reflect several items in the 2013 consolidated financial statements. We cured the 2013 Audited Financial Statement Delivery Default by delivering the 2013 consolidated financial statements to the administrative agent on April 14, 2014, the date that the 2013 consolidated financial statements were issued, which was within the 30-day grace period provided for in the Amended and Restated Credit Agreement. As of September 30, 2015, there were no events causing noncompliance with these covenants.

  Registration of Senior Notes due 2019

        We and our guarantors agreed to (1) file a registration statement with the SEC with respect to a registered offer to exchange the Senior Notes for new notes having terms substantially identical in all material respects to the outstanding notes (except that the new notes will not contain transfer restrictions or provide for special interest); or (2) file a shelf registration for the resale of the notes. We were required to use all commercially reasonable efforts to cause the registration statement to be declared effective on or before July 25, 2014. Since the registration statement was not declared effective by July 25, 2014, we have incurred special interest at a rate equal to 0.25% per annum for the first 90-day period of the outstanding indenture indebtedness on the outstanding notes, 0.50% per annum for the next 90-day period, and 0.75% thereafter, as liquidated damages until the registration statement is declared effective and the exchange offer is completed. Accordingly, we have recorded a liability for the amount of special interest on the Senior Notes that we have determined to be probable and estimable based on our expected timing of registration as of each balance sheet date. As of September 30, 2015 and December 31, 2014, we had a total contingent liability for special interest on the Senior Notes of approximately $6.3 million and $12.2 million, respectively recorded in accrued expenses in our consolidated balance sheets.

  Other Debt

        Other debt includes lines of credit and short-term borrowing arrangements of subsidiaries, mortgages payable, and notes payable.

        As of September 30, 2015 and December 31, 2014, the aggregate outstanding balances on our lines of credit were $144.0 million and $106.0 million, respectively.

        On December 21, 2007, we entered into a note payable to acquire Universidad Tecnológica de México ("UNITEC Mexico"). The loan was originally scheduled to mature on July 1, 2015. In order to align the payments with the new loan described below, in May 2014, the loan maturity was extended to May 15, 2021, and the repayments were suspended until May 16, 2016. As of September 30, 2015 and December 31, 2014, the balance outstanding on this note payable was $78.1 million and $89.9 million, respectively.

        We entered into a note payable in May 2012 to acquire the remaining 10% interest in Planeación de Sistemas, S.A. de C.V. ("Plansi"). The loan was originally scheduled to mature on May 15, 2019. In May 2014, the loan maturity date was extended to May 15, 2021, and the repayments were suspended until May 16, 2016. As of September 30, 2015 and December 31, 2014, the balance outstanding on this note payable was $53.1 million and $61.1 million, respectively.

        In addition to the loans above, in August 2015, UVM Mexico entered into an agreement with a bank for a loan of MXN 1,300. The loan carries a variable interest rate (approximately 5.79% in September 2015) and matures in August 2020.

        We also obtained financing to fund the construction of two new campuses at one of our institutions in Peru, Universidad Peruana de Ciencias Aplicadas ("UPC"). As of September 30, 2015 and December 31, 2014, the outstanding balance on the loans was $62.0 million and $52.1 million, respectively. These loans have varying maturity dates with the final payment due in October 2022.

        In May 2014, we obtained $7.5 million of financing to fund the construction of a new campus at one of our institutions in Panama. In December 2014, we borrowed an additional $5.0 million. In June 2015, we borrowed an additional $12.5 million. As of September 30, 2015 and December 31, 2014, the outstanding balance of this loan was $25.0 million and $12.5 million, respectively. This loan is payable to one of the institutional investors referred to in Note 14, Share-based Compensation, and Note 15, Derivative Instruments, in our consolidated financial statements included elsewhere in this prospectus. It has a fixed interest rate of 8.12% and matures in 2024.

        We had outstanding notes payable at HIEU in China. As of September 30, 2015 and December 31, 2014, the outstanding balance on the loans was $88.7 million and $91.0 million, respectively. These notes are repayable in installments with the final installment due in November 2019.

        We had outstanding notes payable at a real estate subsidiary in Chile. As of September 30, 2015 and December 31, 2014, the outstanding balance on the loans was $56.1 million and $65.8 million, respectively. These notes are repayable in installments with the final installment due in August 2028.

        We financed a portion of the purchase price for THINK by borrowing AUD 45.0 million ($36.8 million at December 31, 2014) under a syndicated facility agreement in the form of two term loans of AUD 22.5 million each. The syndicated facility agreement also provides for additional borrowings of up to AUD 20.0 million ($16.4 million at December 31, 2014) under a capital expenditure facility and a working capital facility. The first term loan has a term of five years and principal is payable in quarterly installments beginning on March 31, 2014. The second term loan has a term of five years and the total principal balance is payable at its maturity date of December 20, 2018. As of September 30, 2015 and December 31, 2014, $25.6 million and $33.1 million, respectively, was outstanding under these loan facilities.

        We acquired FMU on September 12, 2014 and financed a portion of the purchase price by borrowing amounts under two loans that totaled BRL 259.1 million ($110.3 million at the borrowing date). The loans require semi-annual principal payments beginning at BRL 6.5 million in October 2014 and increasing to a maximum of BRL 22.0 million beginning in October 2017 and continuing through their maturity dates in April 2021. As of September 30, 2015 and December 31, 2014, the outstanding balance of these loans was $60.4 million and $95.1 million, respectively.

        On November 18, 2015, the Company entered into an agreement with two banks to borrow a total of EUR 100 million ($106.5 million at the borrowing date) as described in Note 20, Subsequent Events, in our interim consolidated financial statements included elsewhere in this prospectus.

  Leases

        We conduct a significant portion of our operations from leased facilities. These facilities include our corporate headquarters, other office locations, and many of our higher education facilities. See "—Contractual Obligations" for a summary of our capital and operating lease obligations.

  Due to Shareholders of Acquired Companies

        One method of payment for acquisitions is the use of promissory notes payable to the sellers of acquired companies. As of September 30, 2015 and December 31, 2014, we recorded $184.3 million and $248.1 million, respectively, for these liabilities. See Note 6, Due to Shareholders of Acquired Companies, in our consolidated financial statements included elsewhere in this prospectus for further details.

  Capital Expenditures

        Capital expenditures consist of purchases of property and equipment and expenditures for deferred costs. Our capital expenditure program is a component of our liquidity and capital management strategy. This program includes discretionary spending, which we can adjust in response to economic and other changes in our business environment, to grow our network through the following: (1) capacity expansion at institutions to support enrollment growth; (2) new campuses for institutions entering new geographic markets; (3) information technology to increase efficiency and controls; and (4) online content development. Our non-discretionary spending includes the maintenance of existing facilities. We typically fund our capital expenditures through cash flow from operations and external financing.

        Our capital expenditures were $232.3 million and $295.5 million during the nine months ended September 30, 2015 and 2014, respectively, and $436.4 million, $519.5 million and $457.1 million during 2014, 2013 and 2012, respectively. The 21% decrease in capital expenditures for the 2015 fiscal period compared to the 2014 fiscal period related to fewer expenditures for construction of new campuses and capacity expansion projects throughout the network, particularly in the LatAm and AMEA segments, as well as a timing impact from launching major projects later in the 2015 year and the effect of foreign exchange rate changes. The 16% decrease in capital expenditures for 2014 compared to 2013 primarily related to significant decreases in capital expenditures in Chile, Mexico, Central America and Corporate, partially offset by the continued construction of new campuses and capacity expansion projects throughout the rest of Latin America and AMEA. The 14% increase in capital expenditures for 2013 compared to 2012 primarily related to the construction of new campuses and capacity expansion in Chile, Peru and China in 2013, partially offset by land purchases in Brazil and Morocco in 2012 and decreases in capital expenditures in Spain in 2013 compared to 2012.

  Derivatives

        In the normal course of business, our operations are exposed to fluctuations in foreign currency values and interest rate changes. We mitigate a portion of these risks through a risk-management program that includes the use of derivatives. We were required to make periodic net cash payments on our derivatives totaling $0.5 million and $33.1 million for the nine months ended September 30, 2015 and 2014, respectively, and $33.1 million, $38.2 million and $38.2 million for the years ended December 31, 2014, 2013 and 2012, respectively. In addition, we received net cash payments of zero and $0.2 million for the nine months ended September 30, 2015 and 2014, respectively, and

$0.2 million, $0.6 million and $1.2 million for the years ended December 31, 2014, 2013 and 2012, respectively, related to our derivatives.

        See Note 15, Derivative Instruments, in our consolidated financial statements included elsewhere in this prospectus for further information on our derivatives.

  Redeemable Noncontrolling Interests and Equity

        In connection with certain acquisitions, we have entered into put/call arrangements with certain minority shareholders, and we may be required or elect to purchase additional ownership interests in the associated entities within a specified timeframe. Certain of our call rights contain minimum payment provisions. If we exercise such call rights, the consideration required could be significantly higher than the estimated put values. Upon exercise of these puts or calls, our ownership interests in these subsidiaries would increase.

  Business Development Activities

        Our growth plans include ongoing and future acquisition activity. Our acquisitions have historically been funded primarily through existing liquidity and seller financing. We are evaluating various alternatives to raise additional capital to fund our acquisitions and other investing activities. These alternatives may include issuing additional equity or debt and entering into operating or other leases relating to facilities that we use, including sale-leaseback transactions involving new or existing facilities. Our incurrence covenants in our debt agreements impose limitations on our ability to engage in additional debt and sale-leaseback transactions, as well as on investments that may be made. In the event that we are unable to obtain the necessary funding or capital for our acquisition program or other business initiatives, it could have a significant impact on our long-term growth strategy. We believe that our internal sources of cash and our ability to incur seller financing and additional third-party financing, subject to market conditions, will be sufficient to fund our planned acquisitions and other investing activities.

        On March 27, 2015, we acquired five higher education institutions in Portugal, a not-for-profit association and a for-profit services company that conducts market research. The total purchase price for this group of entities was $9.7 million. The purchase price included an initial cash payment of $6.5 million and a seller note of $3.2 million. The seller note carries an annual interest rate of 3% and will be paid in three equal installments of EUR 1.0 million at 18 months after the closing date, 36 months after the closing date, and 60 months after the closing date.

        In August 2013, we made an investment of $2.2 million for a 25% ownership interest in a for-profit entity that controls Monash South Africa ("MSA"), a not-for-profit institution in South Africa. In February 2014, we assumed control of MSA for a total ownership interest in the for-profit entity of 75% and acquired 100% of an entity that owns the real estate used by MSA, for a total purchase price of $44.4 million. The purchase price consisted of the initial investment of $2.2 million made in 2013, a cash payment of $6.7 million, and deferred payments totaling $35.4 million. MSA was converted to a for-profit institution during the first quarter of 2015.

        On August 12, 2014, we acquired Faculdade Porto-Alegrense ("FAPA"), an institution in Porto Alegre, Brazil. The total purchase price was $4.1 million, and was paid in the form of two seller notes with a total discounted present value of approximately $3.0 million, plus an additional deferred payment of approximately $1.1 million. The deferred payment of $1.1 million was paid in September 2014.

        On September 12, 2014, we acquired FMU, an affiliated group of higher educational institutions in Brazil. The total purchase price was $387.6 million, which was paid with seller notes totaling $96.8 million and cash paid at closing of $290.6 million, net of cash acquired of $0.1 million. The cash paid at acquisition included approximately $231.0 million of cash, including accrued interest, that had been held by us in an escrow bank account prior to the acquisition date and was recorded as restricted cash on our consolidated balance sheets as of December 31, 2013. The remainder of the cash paid at closing was financed through borrowings from third-party lenders.

  Stock-based Deferred Compensation Arrangements

        Immediately prior to the leveraged buyout merger in 2007, our Chief Executive Officer and another then-member of the board of directors held vested equity-based awards which they exchanged on the date of the merger for unfunded, nonqualified stock-based deferred compensation arrangements ("stock-based DCPs") having an aggregate fair value at that time of $126.7 million. Prior to the occurrence of an initial public offering, each of the stock-based DCPs allows the participant the potential to earn an amount (at any time, a "Plan Balance") equal to the product of (A) the number of "phantom shares" credited to the participant's account, and (B) the lesser of (i) the fair market value per "phantom share" on the date of the merger plus a 5% compounded annual return thereon, and (ii) the fair market value per "phantom share" on the earlier of September 17, 2014 (the "Distribution Date") or a change of control. On and after the occurrence of an initial public offering, each of the stock-based DCPs allows the participant the potential to earn a Plan Balance equal to the product of (A) the number of "phantom shares" credited to the participant's account as of the initial public offering and (B) the fair market value per "phantom share" on the Distribution Date or a change of control, as applicable.

        Under these stock-based DCPs, a cash payment of $81.0 million was made in September 2014. If we have not consummated an initial public offering prior to the first or second anniversary of the Distribution Date, as applicable, the scheduled distribution will be made in cash. Distributions made after we have consummated an initial public offering would generally be made in shares of our common stock, the number of which will depend on the value of the shares on the date of distribution. Notwithstanding the foregoing, immediately upon a change of control, the stock-based DCPs will be terminated and liquidated and the Plan Balances will be distributed in a lump sum. A change of control would generally occur if all or substantially all of our assets or more than 50% of our equity interests are sold.

        As of September 30, 2015, the total liability recorded for the stock-based DCPs was $103.4 million, which is recorded as a current liability in deferred compensation on the consolidated balance sheet. Under the terms of the arrangement, $85.1 million was payable on September 17, 2015, and the remainder is payable on September 17, 2016. However, the participants agreed to extend the payment that was due on September 17, 2015 until December 31, 2015, in order to agree with us on a form of payment that we believe more closely aligns with our long-term interests and the long-term interests of our securityholders. As of December 31, 2014, the total liability recorded for the stock-based DCPs was $99.7 million, of which $82.2 million was recorded as a current liability in deferred compensation on the consolidated balance sheet and the remaining balance was noncurrent.

  Cash Flows

        In the consolidated statements of cash flows, the changes in operating assets and liabilities are presented excluding the effects of exchange rate changes, acquisitions, and reclassifications, as these effects do not represent operating cash flows. Accordingly, the amounts in the consolidated statements of cash flows do not agree with the changes of the operating assets and liabilities as presented in the consolidated balance sheets. The effects of exchange rate changes on cash are presented separately in the consolidated statements of cash flows. Cash paid for acquisitions, net of cash acquired, is reported in investing activities in the consolidated statements of cash flows.

        The following table summarizes our cash flows from operating, investing, and financing activities for each of the nine months ended September 30, 2015 and 2014:

(in millions) For the nine months ended September 30,	2015	2014
Cash (used in) provided by:
Operating activities	$220.3	$230.1
Investing activities	(41.3)	(351.6)
Financing activities	12.1	125.2
Effects of exchange rates changes on cash	(34.2)	(37.1)

Net change in cash and cash equivalents	$156.8	$(33.4)

  Comparison of Cash Flows for the Nine Months Ended September 30, 2015 to the Nine Months Ended September 30, 2014

  Operating Activities

        Cash flows from operating activities decreased by $9.8 million to $220.3 million for the 2015 fiscal period, compared to $230.1 million for the 2014 fiscal period. The decrease in operating cash flows was due to an increase in Adjusted EBITDA of $30.3 million to $475.8 million for the 2015 fiscal period from $445.5 million for the 2014 fiscal period, which was offset by: (1) cash paid for income taxes increased by $46.5 million, from $41.9 million in the 2014 fiscal period to $88.4 million in the 2015 fiscal period, due primarily to timing of tax payments in Mexico resulting from the tax reform changes that became effective in January 2014, and (2) cash paid for interest increased by $21.0 million to $289.8 million for the 2015 fiscal period compared to $268.8 million for the 2014 fiscal period, primarily due to higher average debt balances. Other working capital changes accounted for the remaining change of $27.4 million.

  Investing Activities

        Cash flows used in investing activities changed by $310.3 million for the 2015 fiscal period to $41.3 million, compared to $351.6 million for the 2014 fiscal period. Cash from investing activities was higher during the 2015 fiscal period from the 2014 fiscal period for the following: (1) proceeds from the sale of property and equipment were $187.9 million higher, which was the result of the sale-leaseback arrangements at certain campuses in Switzerland; (2) our capital expenditures were $63.2 million lower in the 2015 fiscal period than in the 2014 fiscal period; (3) in the 2015 fiscal period, our proceeds from investments in affiliates were $5.0 million higher, related to the sale of HSM; and (4) in the 2015 fiscal period, our cash used for business acquisitions was $270.9 million less than in 2014, due principally to the FMU acquisition in September 2014. This was partially offset by $219.9 million of increased cash primarily from the release of the escrow deposit for the FMU acquisition. Other items accounted for the remaining change of $3.2 million.

  Financing Activities

        Cash provided by financing activities was $12.1 million for the 2015 fiscal period, compared to cash inflows of $125.2 million for the 2014 fiscal period, a net change of $113.1 million. This decrease in cash from financing activities was due to the following: (1) net proceeds from issuance of long-term debt were $106.3 million less in the 2015 fiscal period than in the 2014 fiscal period, primarily related to the loans that were issued during the 2014 fiscal period to partially finance the FMU acquisition; and (2) debt issuance costs increased by $11.9 million in the 2015 fiscal period as compared to the 2014 fiscal period, related to the extension of the revolving line of credit facility in the 2015 fiscal period. These changes were partially offset by a $12.3 million reduction in seller note payments during the 2015 fiscal period as compared to the 2014 fiscal period. Other items accounted for the remaining difference of $7.2 million.

        The following table summarizes our cash flows from operating, investing, and financing activities for each of the past three fiscal years:

	For the Years Ended December 31,
(in millions)	2014	2013	2012
Cash provided by (used in):
Operating activities	$269.2	$277.2	$245.7
Investing activities	(489.2)	(889.1)	(453.7)
Financing activities	172.6	756.7	124.8
Net cash provided by (used in) discontinued operations	—	0.3	(6.3)
Effects of exchange rates changes on cash	(50.9)	(12.5)	2.7

Net change in cash and cash equivalents	$(98.3)	$132.6	$(86.9)

  Comparison of Cash Flows for the Year Ended December 31, 2014 to the Year Ended December 31, 2013

  Operating Activities

        Cash provided by operating activities decreased by $8.0 million to $269.2 million for 2014, compared to $277.2 million for 2013.

        The decrease in operating cash flows included the following: (1) cash paid for interest increased by $28.2 million to $321.0 million for 2014 compared to $292.8 million for 2013, primarily due to higher average debt balances; and (2) during 2014, we made a payment of $81.0 million for the deferred compensation arrangement.

        The net decrease in operating cash flows was partially offset by an increase in Adjusted EBITDA of $127.0 million to $773.5 million for 2014 from $646.5 million for 2013. However, $12.7 million of the period-over-period increase in Adjusted EBITDA related to non-cash reversals of liabilities for taxes other than income tax. In addition, $31.2 million of the year-over-year increase related to the Adjusted EBITDA impact of the fiscal reform in Mexico, as noted in "—Discussion of Significant Items Affecting the Consolidated Results" and Note 19, Benefit Plans, in our consolidated financial statements included elsewhere in this prospectus. Also, $11.3 million of the Adjusted EBITDA increase related to a non-cash reversal of a pre-acquisition loss contingency at an institution in our LatAm segment during 2014, and $6.7 million of the Adjusted EBITDA increase was from a non-cash settlement that was reached with the former owners of one of our institutions in Brazil related to a tax contingency matter. In addition to this net increase of $65.1 million were the following: (1) cash paid for income taxes decreased by $27.1 million to $68.7 million for 2014, compared to $95.8 million for 2013, of which $14.8 million was due to tax reform changes in Mexico that became effective in January 2014 and provide educational institutions relief from making estimated monthly tax payments for one year; (2) as noted in "—Results of Operations—Summary Comparison of Consolidated Results for the Years Ended December 31, 2014, 2013 and 2012—Discussion of Significant Items Affecting the Consolidated Results," during 2013 we made a payment of approximately $21.5 million to settle a tax contingency in Brazil; (3) during 2013, we made cash payments of approximately $5.7 million for compensation to the former owners of UPN, as discussed in Note 6, Due to Shareholders of Acquired Companies, in our consolidated financial statements included elsewhere in this prospectus; and (4) 2014 included $3.4 million of operating cash flows that were not included in 2013, related to settlement proceeds from an insurance carrier.

        Other working capital changes accounted for the remaining change of $21.6 million.

  Investing Activities

        Cash used in investing activities decreased by $399.9 million for 2014 to $489.2 million, compared to $889.1 million for 2013. Cash usage for investing activities was higher during 2013 than during 2014 for the following: (1) in 2013, we used $235.8 million of restricted cash in investing activities, which included the deposit of approximately $231.0 million that was made in connection with the commitment to acquire FMU; (2) in 2013, our net cash used for business acquisitions was $114.0 million higher, which represents a $110.4 million increase in cash paid for acquisitions, less a $224.4 million change in restricted cash due to the release of the escrow for the FMU acquisition; (3) our capital expenditures were $84.1 million higher in 2013 than in 2014, related to higher campus construction and capacity expansion during 2013 in Chile, Peru and China; (4) in 2013, we made investments in affiliates of $8.8 million, which included our investments in Coursera, MSA, and HSM; (5) in 2013 we made payments of contingent consideration for acquisitions of $5.7 million related to UPN; and (6) in 2013 our net payments to related parties were $11.5 million higher.

        These higher cash uses for investing activities during 2013 were partially offset by $62.4 million of less cash received in 2014 than in 2013 from the sale of property, equipment and subsidiaries, due to the sale of UNIDEP in 2013. Other items accounted for the remaining change of $2.4 million.

  Financing Activities

        Cash provided by financing activities was $172.6 million for 2014, compared to $756.7 million for 2013, a net decrease of $584.1 million. This decrease in cash provided by financing activities was due to the following: (1) net proceeds from long-term debt were $429.0 million less for 2014 compared to 2013, as a result of the new debt issuances during 2013 (as discussed in Note 10, Debt, in our consolidated financial statements included elsewhere in this prospectus); (2) payments of deferred purchase price for acquisitions were $10.5 million higher in 2014 than in 2013; (3) in 2013, we received net proceeds of $199.7 million from the sale of common stock to institutional investors; (4) in 2013, capital contributions from our parent to Laureate Asia were $13.6 million; and (5) net capital contributions from noncontrolling interest holders of subsidiaries were $13.5 million higher in 2013 than in 2014.

        Partially offsetting this decrease in cash provided by financing activities in 2014 compared to 2013 were the following: (1) payments to purchase noncontolling interests were $6.4 million less in 2014 than in 2013, when we acquired the remaining noncontrolling interest of UAM Brazil and CH Holding; (2) payment of dividends were $16.3 million less in 2014 than in 2013, primarily related to less dividends to common shareholders; (3) payment of debt issuance costs were $27.3 million higher in 2013 than in 2014, due to debt issuance costs paid in connection with the issuance of the Series B New Term Loans (the "Series B New Term Loans"), the Series B Additional Term Loans (the "Series B Additional Term Loans"), and the Additional New Series 2018 Extended Term Loans (the "Additional New Series 2018 Extended Term Loans") during 2013, as well the redemption of the Senior Subordinated Notes; and (4) in 2013, we disbursed $29.1 million to the lenders of the Senior Notes. Other items accounted for the remaining difference of $3.1 million.

  Comparison of Cash Flows for the Year Ended December 31, 2013 to the Year Ended December 31, 2012

  Operating Activities

        Cash provided by operations increased by $31.5 million to $277.2 million for 2013, compared to $245.7 million for 2012. As discussed above, total Adjusted EBITDA increased $99.5 million to $646.5 million for 2013 from $547.0 million for 2012, which was partially offset by the following reductions in operating cash flows. Cash paid for income taxes increased by $15.6 million to $95.8 million for 2013, compared to $80.2 million for 2012. Cash paid for interest increased by

$18.5 million to $292.8 million for 2013 compared to $274.3 million for 2012 primarily due to higher average debt balances. As noted in "—Results of Operations—Summary Comparison of Consolidated Results for the Years Ended December 31, 2014, 2013 and 2012—Discussion of Significant Items Affecting the Consolidated Results," we made a payment of $21.5 million during 2013 to settle a tax contingency in Brazil. Also during 2013, we made cash payments of $5.7 million for compensation to the former owners of UPN, as discussed in Note 6, Due to Shareholders of Acquired Companies, in our consolidated financial statements included elsewhere in this prospectus. Other working capital changes accounted for the remaining change of $6.7 million.

  Investing Activities

        Cash used in investing activities increased by $435.4 million for 2013 to $889.1 million, compared to $453.7 million for 2012. Investing activities for 2013 included $500.9 million for the purchase of property and equipment, which was $67.9 million more than for 2012. The increase in purchases of property and equipment for 2013 compared to 2012 primarily related to construction of new campuses and capacity expansion in Chile, Peru and China for 2013, partially offset by land purchases in Brazil and Morocco for 2012 and decreases in capital expenditures in Spain for 2013 compared to 2012.

        In 2013, we received $67.0 million from the sale of a subsidiary and property and equipment, which included $40.6 million for the sale of UNIDEP in our LatAm segment, $19.9 million for a sale leaseback arrangement in our LatAm segment, and $4.1 million related to the sale of certain non-operating assets at a university in our Europe segment. These proceeds were $22.9 million more than we received for 2012 for the sale of a subsidiary and property and equipment, which included $37.6 million received related to a sale leaseback arrangement in our LatAm segment.

        Payments for business acquisitions, net of cash acquired, were $177.6 million for 2013, which included the M-Power, European Business School, St. Augustine and THINK. These payments for business acquisitions were $177.8 million more than in 2012. Payments for investments in affiliates totaled $8.8 million for 2013, which included Coursera, MSA, and HSM. Our 2012 investments in affiliates totaled $14.3 million for a 20% equity interest in THINK. See Note 5, Acquisitions, in our consolidated financial statements included elsewhere in this prospectus for further details.

        During 2013, payments to related parties was $8.7 million, of which $5.2 million was paid to an entity owned by our parent company. During 2012, we paid $0.5 million to related parties. The change in restricted cash increased to $235.8 million for 2013 from $26.2 million in 2012, related to a $232.0 million deposit made in connection with our commitment to acquire an affiliated group of higher educational institutions in Brazil. Other items accounted for the remaining difference of $0.3 million.

  Financing Activities

        Cash provided by financing activities was $756.7 million for 2013, compared to $124.8 million for 2012, a net increase of $631.9 million. Net proceeds from long-term debt were $410.2 million more for 2013 compared to 2012. On January 18, 2013, we borrowed $250.0 million on the same terms as the 2018 Extended Term Loans with the issuance of the Series B New Term Loans. On April 23, 2013, we borrowed $310.0 million on the same terms as the 2018 Extended Term Loans with the issuance of the Series B Additional Term Loans. On December 16, 2013 we borrowed $200.0 million on the same terms as the 2018 Extended Term Loans with the issuance of the Additional New Series 2018 Extended Term Loans. In April and May 2013, we repaid the Senior Subordinated Notes, which had an outstanding balance of $285.9 million. Additionally, we had increased borrowings from our senior secured multi-currency revolving credit facility. We paid total debt issuance costs of $30.6 million for 2013, primarily related to the Series B New Term Loans, the Series B Additional Term Loans, Additional New Series 2018 Extended Term Loans and the Senior Subordinated Notes. In 2012, the

debt activity included an offering of $1,400.0 million aggregate principal amount of Senior Notes, the proceeds of which were used to purchase all of the outstanding Senior Toggle Notes and Senior Cash Pay Notes, to fully repay certain debt instruments under our senior secured term loan facility, and to repay a portion of our senior secured multi-currency revolving credit facility, as well as $71.6 million of net new borrowings from our senior secured credit agreement governing our senior secured credit facilities. During 2012, we paid $56.6 million of debt issuance costs, primarily related to the Senior Notes.

        In November 2012, we received $29.1 million of interest paid by the lenders on issuance of the Senior Notes, in order to match the timing of the semi-annual interest payment dates of the Senior Notes. This amount was disbursed to the lenders at the interest payment date of March 1, 2013.

        In 2013, we also received proceeds of $199.7 million from the sale of common stock to institutional investor groups (net of $0.3 million of stock issuance costs). We made payments of $16.0 million for 2013 to purchase noncontrolling interests of consolidated subsidiaries, which included a payment to obtain the 49% remaining outstanding interest of UAM Brazil and a payment of $5.0 million to acquire the remaining 25% interest in CH Holding. In 2012, we made payments of $80.3 million to purchase noncontrolling interests of consolidated subsidiaries, which included a payment of $69.2 million to obtain all outstanding shares of the 10% noncontrolling interest holders of Plansi and a payment of $7.4 million to obtain the outstanding shares of the 10% noncontrolling interest holders of Centro Universitário Ritter dos Reis ("UniRitter"). Payments of deferred purchase price for acquisitions, net, were $30.5 million for 2013, compared to $38.5 million for 2012. Capital contributions from our parent to Laureate Asia were $13.6 million for 2013, compared to $20.6 million for 2012. Additionally, we paid $22.9 million and $15.6 million in dividends for 2013 and 2012, respectively.

        Other financing activities for 2013 included a capital contribution to a consolidated real estate entity of $9.1 million from UDLA Ecuador, a noncontrolling interest holder. We received $0.5 million related to the capital contribution to Laureate-Obeikan Ltd in connection with the share capital increase. Additionally, we received a $2.0 million capital contribution for St. Augustine. We received cash of $2.4 million in proceeds related to two loans made by the minority partner in our Moroccan joint venture for 2013.

        Other financing activities for 2012 included a capital contribution to a consolidated real estate entity of $8.4 million from UDLA Ecuador in the fourth quarter, after it was deconsolidated. In addition, a $1.3 million capital contribution was received by our consolidated Moroccan joint venture from its noncontrolling interest holders. We also received cash of $6.3 million in proceeds related to two loans made by the minority partner in this joint venture for 2012. Other changes make up the remaining difference.

Contractual Obligations

        The following table reflects a summary of our contractual obligations as of December 31, 2014:

		Payments due by period
(in millions)	Total	less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt	$4,280.2	$217.6	$554.0	$3,354.1	$154.5
Operating lease obligations	1,697.8	210.4	347.7	289.9	849.8
Interest payments(a)	1,610.4	346.7	628.2	428.3	207.2
Capital lease obligations(b)	304.1	15.7	30.7	42.9	214.8
Due to shareholders of acquired companies(c)	270.0	26.3	139.8	81.2	22.7
Other obligations(d)	194.3	90.6	80.3	9.0	14.4

Total	$8,356.8	$907.3	$1,780.7	$4,205.4	$1,463.4

(a)
Interest payments relate to long-term debt, capital lease obligations and amounts due to shareholders of acquired companies. Interest payments for variable-rate long-term debt were calculated using the variable interest rate in effect at December 31, 2014.

(b)
Includes failed sale-leasebacks.

(c)
Due to shareholders of acquired companies represent promissory notes payable to the sellers of companies acquired by us. These notes payable are generally interest-bearing and have therefore been recorded on the consolidated balance sheets at their discounted present value of $248.1 million.

(d)
Other obligations consisted primarily of contractually-owed service-related compensation, foreign tax settlement payments, purchase commitments, and other contractual obligations. Contractually owed service-related compensation included $99.7 million related to stock-based deferred compensation agreements, as described further in Note 14, Share-based Compensation, in our consolidated financial statements included elsewhere in this prospectus. The stock-based deferred compensation agreements provide that, absent a subsequent amendment, the 2015 distribution of $84.2 million will be made in cash because we have not consummated an initial public offering prior to the distribution date. The distribution made after we consummate an initial public offering would generally be made in shares of our common stock. Upon a change in control, the arrangements will be terminated and liquidated and the plan balances distributed in a lump sum. For purposes of the table above, we assumed that the distributions will be paid in cash without a change in control from December 31, 2014 until the payment dates, with the next payment of $85.1 million, which includes interest, being paid in less than one year and the remaining balance of $19.2 million paid in years 1-3.

        The preceding table does not reflect unrecognized income tax benefits, including interest and penalties, as of December 31, 2014 of approximately $126.5 million. We are unable to make a reasonably reliable estimate of the period of any cash settlements. It is reasonably possible that our liability for unrecognized tax benefits could change during the time period.

        In 2015, our total pension plan payments are estimated to be $3.1 million. The funding of our pension plans can vary due to changes in legislation, significant assumptions, and/or investment returns on plan assets. As a result, we have not presented pension funding in the table above.

        As of December 31, 2014, we recorded a total liability of $15.3 million for a deferred compensation plan for certain executive employees and members of our board of directors. This amount is not included in the table above as the payout dates cannot be estimated.

Off-Balance Sheet Arrangements

        As of December 31, 2014, we have the following off-balance sheet arrangements:

  Noncontrolling Interest Call Options

        We hold various call options that give us the right to purchase the remaining shares owned by noncontrolling interest holders of certain acquired subsidiaries. These call options had no impact on our consolidated financial statements as of December 31, 2014. For further discussion regarding call options, see Note 12, Commitments and Contingencies, and Note 3, Significant Accounting Policies, in our consolidated financial statements included elsewhere in this prospectus.

  Student Loan Guarantees

        The accredited Chilean institutions in our network also participate in the CAE Program, a government-sponsored student financing program. As part of the CAE Program, these institutions provide guarantees which result in contingent liabilities to third-party financing institutions, beginning at 90% of the tuition loans made directly to qualified students enrolled through the CAE Program and declining to 60% over time. The guarantees by these institutions are in effect during the period in which the student is enrolled. The maximum potential amount of payments our institutions could be required to make under the CAE Program was approximately $432.0 million and $414.0 million at December 31, 2014 and 2013, respectively. This maximum potential amount assumes that all students in the CAE Program do not graduate, so that our guarantee would not be assigned to the government, and that all students default on the full amount of the CAE-qualified loan balances. As of December 31, 2014 and 2013, we recorded $19.9 million and $19.5 million, respectively, as estimated long-term guarantee liabilities for these obligations.

        Prior to 2011, a Chilean institution entered into agreements to sell long-term tuition receivables to local financial institutions. These agreements allowed the financial institutions to withhold 15% to 25% of the sales proceeds in a guarantee fund (the "Guarantee Fund"). The financial institutions have conditional rights to this Guarantee Fund when any of the tuition accounts sold become delinquent, as set forth in each agreement. At the financial institutions' option, amounts may be withdrawn from the Guarantee Fund for the full outstanding receivable balance or for the payments in arrears. If the Guarantee Fund is depleted, the financial institutions have no further recourse against our institutions. Upon final collection of the receivables sold, the financial institutions remit any remaining balance in the Guarantee Funds to the institutions. We account for these transfers as sales of receivables since we have effectively relinquished control of the transferred assets, without recourse, to the local financial institutions. As of December 31, 2014, the maximum potential undiscounted amount of future payments we could be required to make for this guarantee was $0.9 million. Based on actual loan performance and delinquency experience, we recorded long-term guarantee liabilities of $0.6 million and $0.7 million as of December 31, 2014 and 2013, respectively, for estimated expected losses through the Guarantee Fund in our accompanying consolidated balance sheets.

        Prior to 2010, a Chilean institution also had a tuition financing program that provided guarantees to financial institutions for 20% to 40% of loans made by the financial institution directly to qualified students. As of December 31, 2014, the maximum potential undiscounted amount of future payments we could be required to make for these guarantees was $0.2 million. Based on actual loan performance and delinquency experience, we recorded long-term guarantee liabilities of $0.2 million for these contractual obligations as of both December 31, 2014 and 2013.

        Our institutions in Mexico have entered into various tuition financing arrangements with lenders. In general, these programs entail lenders making loans directly to qualified students for tuition and fees due to the institution. The lenders either: (1) withhold a percentage of the balances loaned to students and deposit them in a trust that can be used, under certain conditions, to cover bad debts or accounts that are more than 180 days past-due, and Laureate Mexico's responsibility is limited to the amount of the trust; or (2) require Laureate Mexico to deposit a portion of the funds in a guarantee fund held by the lenders. Laureate Mexico may also pay a fee to the lender, which is expensed when incurred. The lender ultimately is responsible for collecting the balances from the students. Upon final settlement of the students' loans, the lenders remit any unused withholding to the guarantee fund for any further contingencies. As of December 31, 2014, the maximum potential undiscounted amount of future payments we could be required to make for these guarantees was $0.9 million. Based on Laureate Mexico's estimates of loan performance and delinquency experience, we recognized liabilities in excess of the escrowed deposits related to these financing programs of $0.9 million and $2.9 million as of December 31, 2014 and 2013, respectively.

  Subsidiary Shares as Collateral

        In conjunction with the purchase of Universidade Potiguar ("UnP"), we pledged all of the acquired shares as a guarantee of our payments of rents as they become due. In the event that we default on any payment, the pledge agreement provides for a forfeiture of the relevant pledged shares. In the event of forfeiture, we may be required to transfer the books and management of UnP to the former owners.

        We acquired the remaining 49% ownership interest in UAM Brazil in April 2013. As part of the agreement to purchase the 49% ownership interest, we pledged 49% of our total shares in UAM Brazil as a guarantee of our payment obligations under the purchase agreement. In the event that we default on any payment, the agreement provides for a forfeiture of the pledged shares.

        In connection with the purchase of FMU on September 12, 2014, we pledged 75% of the acquired shares to third-party lenders as a guarantee of our payment obligations under the loans that financed a portion of the purchase price. We pledged the remaining 25% of the acquired shares to the sellers as a guarantee of our payment obligations under the purchase agreement for the seller notes. In the event that we default on any payment of the loans or the seller notes, the purchase agreement provides for a forfeiture of the relevant pledged shares. Upon maturity and payment of the seller notes in September 2017, the shares pledged to the sellers will be pledged to the third-party lenders until full payment of the loans, which mature in April 2021.

  Standby Letters of Credit

        As of December 31, 2014, we had outstanding letters of credit ("LOC") of $107.4 million, which primarily consisted of the following:

  •
  Fully cash-collateralized LOCs of $89.3 million in favor of the DOE, which are included in restricted cash. These LOCs were required to allow Walden, Kendall, NewSchool, St. Augustine and NHU LLC to continue participating in the DOE Title IV program.

  •
  A fully cash-collateralized LOC of $14.4 million, which is included in restricted cash, issued in July 2012 to continue the appeals process with the Spain Tax Authorities who challenged the holding company structure in Spain.

  Surety Bonds

        As part of our normal operations, our insurers issue surety bonds on our behalf, as required by various state education authorities in the United States. We are obligated to reimburse our insurers for any payments made by the insurers under the surety bonds. As of December 31, 2014, the total face amount of these fully cash-collateralized surety bonds was $7.3 million.

Critical Accounting Policies and Estimates

        The preparation of the consolidated financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Our significant accounting policies are discussed in Note 3, Significant Accounting Policies, in our consolidated financial statements included elsewhere in this prospectus. We believe the following critical accounting policies require the most significant judgments and estimates about the effect of matters that are inherently uncertain. As a result, these accounting policies and estimates could materially affect our financial statements and are critical to the understanding of our results of operations and financial condition. Management has discussed the selection of these critical accounting policies and estimates with the audit committee of the board of directors.

  Variable Interest Entities

        Laureate consolidates in its financial statements certain internationally based educational organizations that do not have shares or other equity ownership interests. Although these educational organizations may be considered not-for-profit entities in their home countries, and they are operated in compliance with their respective not-for-profit legal regimes, we believe they do not meet the definition of a not-for-profit entity under GAAP, and we treat them as "for-profit" entities for accounting purposes. These entities generally cannot declare dividends or distribute their net assets to the entities that control them. Under ASC Topic 810-10, "Consolidation," we have determined that these institutions are VIEs and that Laureate is the primary beneficiary of these VIEs because we have, as further described below: (1) the power to direct the activities of the VIEs that most significantly affect their educational and economic performance, and (2) the right to receive economic benefits from contractual and other arrangements with the VIEs that could potentially be significant to the VIEs. We account for the acquisition of the right to control a VIE in accordance with ASC 805, "Business Combinations."

        As with all of our educational institutions, the VIE institutions' primary source of income is tuition fees paid by students, for which the students receive educational services and goods that are proportionate to the prices charged. We maintain control of these VIEs through our rights to designate a majority of the governing entities' board members, through which we have the legal ability to direct the activities of the entities. Laureate maintains a variable interest in these VIEs through mutual contractual arrangements at market rates and terms that provide them with necessary products and services, and/or intellectual property, and has the ability to enter into additional such contractual arrangements at market rates and terms. We also have the ability to transfer our rights to govern these VIEs, or the entities that possess those rights, to other parties, which could yield a return if and when these rights are transferred.

        We generally do not have legal entitlement to distribute the net assets of the VIEs. Generally, in the event of liquidation or the sale of the net assets of the VIEs, the net proceeds can only be transferred either to another VIE institution with similar purposes or to the government. In the unlikely case of liquidation or a sale of the net assets of the VIE, we may be able to retain the residual value by naming another Laureate-controlled VIE resident in the same jurisdiction as the recipient, if one exists; however we generally cannot name a for-profit entity as the recipient. Moreover, because the institution generally would be required to provide for the continued education of its students, liquidation would not be a likely course of action and would be unlikely to result in significant residual assets available for distribution. However, we operate our VIEs as going concern enterprises, maintain control in perpetuity, and have the ability to provide additional contractual arrangements for educational and other services priced at up to market rates with Laureate-controlled service companies. Typically, we are not legally obligated to make additional investments in the VIE institutions.

        Laureate for-profit entities provide necessary products and services, and/or intellectual property, to all institutions in the Laureate International Universities network, including the VIE institutions, through contractual arrangements at market rates and terms, which are accretive to Laureate. We periodically modify the rates we charge under these arrangements to ensure that they are priced at or below fair market value and to add additional services. If it is determined that contractual arrangements with any institution are not on market terms, it could have an adverse regulatory impact on such institution. We believe these arrangements improve the quality of the academic curriculum and the students' educational experience. There are currently four types of contractual arrangements: (i) intellectual property ("IP") royalty arrangements; (ii) network fee arrangements; (iii) management services arrangements; and (iv) lease arrangements.

  (i)
  Under the IP royalty arrangements, institutions in the Laureate International Universities network pay to Laureate royalty payments for the use of Laureate's tradename and best practices policies and procedures.

  (ii)
  Institutions in the Laureate International Universities network gain access to other network resources, including academic content, support with curriculum design, online programs, professional development, student exchange and access to dual degree programs, through network fee arrangements whereby the institutions pay stipulated fees to Laureate for such access.

  (iii)
  Institutions in the Laureate International Universities network contract with Laureate and pay fees under management services agreements for the provision of support and managerial services including access to management, legal, tax, finance, accounting, treasury and other services, which in some cases Laureate provides through shared service arrangements in certain jurisdictions.

  (iv)
  Laureate for-profit entities, including for-profit entities in which the VIEs are investors, own various campus real estate properties and have entered into long-term lease contracts with the respective institutions in the Laureate International Universities network, whereby they pay market-based rents for the use of the properties in the conduct of their educational operations.

        Revenues recognized by our for-profit entities from these contractual arrangements with our consolidated VIEs were approximately $113.5 million, $111.6 million and $103.9 million for the years ended December 31, 2014, 2013 and 2012, respectively. These revenues are eliminated in consolidation.

        Under our accounting policy, we allocate all of the income or losses of these VIEs to Laureate unless there is a noncontrolling interest where the economics of the VIE are shared with a third party. The income or losses of these VIEs allocated to Laureate represent the earnings after deducting charges related to contractual arrangements with our for-profit entities as described above. We believe that the income remaining at the VIEs after these charges accretes value to our rights to control these entities.

        Laureate's VIEs are generally exempt from income taxes. As a result, the VIEs generally do not record deferred tax assets or liabilities or recognize any income tax expense in our consolidated financial statements included elsewhere in this prospectus. No deferred taxes are recognized by the for-profit service companies for the remaining income in these VIEs as the legal status of these entities generally prevents them from declaring dividends or making distributions to their sponsors. However, these for-profit service companies record income taxes related to revenues from their contractual arrangements with these VIEs.

  Risks in Relation to the VIEs

        We believe that all of the VIE institutions in the Laureate network are operated in full compliance with local law and that the contractual arrangements with the VIEs are legally enforceable; however, these VIEs are subject to regulation by various agencies based on the requirements of local jurisdictions. These agencies, as well as local legislative bodies, review and update laws and regulations as they deem necessary or appropriate. We cannot predict the form of any laws that may be enacted, or regulations that ultimately may be adopted in the future, or what effects they might have on our business, financial condition, results of operations and cash flows. If local laws or regulations were to change, if the VIEs were found to be in violation of existing local laws or regulations, or if the regulators were to question the financial sustainability of the VIEs and/or whether the contractual arrangements were at fair value, local government agencies could, among other actions:

  •
  revoke the business licenses and/or accreditations of the VIE institutions;

  •
  void or restrict related-party transactions, such as the contractual arrangements between us and the VIE institutions;

  •
  impose fines that significantly impact business performance or other requirements with which the VIEs may not be able to comply;

  •
  require us to change the VIEs' governance structures, such that we would no longer maintain control of the activities of the VIEs; or

  •
  disallow a transfer of our rights to govern these VIEs, or the entities that possess those rights, to a third party for consideration.

        Our ability to conduct our business would be negatively affected if local governments were to carry out any of the aforementioned or other similar actions. In any such case, we may no longer be able to consolidate the VIEs.

        Selected consolidated statements of operations information for these VIEs was as follows, net of the charges related to the above-described contractual arrangements:

	For the Years Ended December 31,
(in millions)	2014	2013	2012
Selected Statements of Operations information:
Revenues, by segment:
LatAm	$458.1	$566.2	$581.0
Europe	130.4	115.8	95.3
AMEA	139.1	93.7	67.3

Revenues	727.6	775.6	743.6
Depreciation and amortization	54.8	50.2	45.8
Operating (loss) income, by segment:
LatAm	(50.0)	21.7	50.3
Europe	(11.2)	8.7	5.8
AMEA	4.4	2.8	1.0

Operating (loss) income	(56.9)	33.1	57.1
Net (loss) income	(51.5)	41.1	54.3
Net (loss) income attributable to Laureate Education, Inc.	(50.9)	41.1	55.2

        The following table reconciles the net (loss) income attributable to Laureate Education, Inc. as presented in the table above, to the amounts in our consolidated statements of operations included elsewhere in this prospectus:

	For the Years Ended December 31,
(in millions)	2014	2013	2012
Variable interest entities	$(50.9)	$41.1	$55.2
Other operations	291.2	211.7	122.5
Corporate and eliminations	(398.6)	(322.5)	(378.8)

Net loss attributable to Laureate Education, Inc.	$(158.3)	$(69.7)	$(201.1)

        The following table presents selected assets and liabilities of the consolidated VIEs. Except for goodwill, the assets in the table below include the assets that can be used only to settle the obligations for the VIEs. The liabilities in the table are liabilities for which the creditors of the VIEs do not have recourse to our general credit.

        Selected consolidated balance sheet amounts for these VIEs were as follows:

	December 31, 2014		December 31, 2013
(in millions)	VIE	Consolidated	VIE	Consolidated
Balance Sheets Data:
Cash and cash equivalents	$122.7	$461.6	$112.1	$559.9
Other current assets	192.9	691.9	195.0	830.8

Total current assets	315.6	1,153.4	307.1	1,390.7
Goodwill	256.7	2,469.8	295.7	2,376.7
Tradenames and accreditations	118.7	1,461.8	167.4	1,519.7
Other intangible assets, net	0.3	93.1	—	30.0
Other long-term assets	760.2	3,260.2	792.8	3,138.0

Total assets	1,451.4	8,438.2	1,563.1	8,455.1
Total current liabilities	388.6	1,669.3	325.8	1,596.4
Long-term debt and other long-term liabilities	118.5	5,668.5	151.3	5,307.4

Total liabilities	507.1	7,337.8	477.1	6,903.8
Total stockholders' equity	944.2	1,056.5	1,086.0	1,509.1
Total stockholders' equity attributable to Laureate Education, Inc.	920.1	1,017.1	1,065.5	1,465.8

        The VIEs' cash and cash equivalents balances are generally required to be used only for the benefit of the operations of these VIEs. These balances are included in cash and cash equivalents in our consolidated balance sheets included elsewhere in this prospectus.

  Business Combinations

        We apply the purchase accounting standards under ASC 805, "Business Combinations," to acquisitions. The purchase price of an acquisition is allocated, for accounting purposes, to individual tangible and identifiable intangible assets acquired, liabilities assumed and noncontrolling interests based on their estimated fair values on the acquisition date. Any excess purchase price over the assigned values of net assets acquired is recorded as goodwill. The acquisition date is the date on which control is obtained by the acquiring company. Any nonmonetary consideration transferred and any previously held noncontrolling interests that are part of the purchase consideration are remeasured at fair value on the acquisition date, with any resulting gain or loss recognized in earnings. The preliminary allocations of the purchase price are subject to revision in subsequent periods based on the final determination of fair values, which must be finalized no later than the first anniversary of the date of the acquisition. Transaction costs are expensed as incurred. See Note 5, Acquisitions, in our consolidated financial statements included elsewhere in this prospectus for details of our 2014, 2013 and 2012 business combinations.

  Redeemable Noncontrolling Interests and Equity

        In certain cases, we initially purchase a majority ownership interest in a company and use various put and call arrangements with the noncontrolling interest holders that require or enable us to purchase all or a portion of the remaining minority ownership at a later date. In accounting for these arrangements, we are required to make estimates with regard to the final amount we will eventually pay for the additional ownership interest that we will acquire. In the minority put arrangements, the final settlement values are usually based on future earnings measurements that we refer to as "non-GAAP earnings," as they are calculated using an agreed-upon set of rules that are not necessarily consistent with GAAP. We use the current value of a multiple of the current period non-GAAP earnings as an estimate for the final value that will eventually be paid to settle the arrangement. These values are then adjusted annually to reflect changes in the acquired company's non-GAAP earnings as well as the additional passage of time to maturity for the arrangement. To the extent that the current period's non-GAAP earnings are different from future periods' non-GAAP earnings, the value of these obligations can change significantly and can impact our financial position and results of operations. See Note 12, Commitments and Contingencies, in our consolidated financial statements included elsewhere in this prospectus for details of our noncontrolling interest put arrangements.

  Goodwill and Indefinite-lived Intangible Assets

        We perform annual impairment tests of indefinite-lived intangible assets, primarily goodwill and tradenames and accreditations, as of October 1 of each year. We also evaluate these assets on an interim basis if events or changes in circumstances between annual tests indicate that the assets may be impaired. We have not made material changes to the methodology used to assess impairment loss on indefinite-lived intangible assets during the past three fiscal years.

        We have the option of first performing a qualitative assessment (i.e., step zero) before calculating the fair value of the reporting unit (i.e., step one of the two-step fair value based impairment test). If we determine on the basis of qualitative factors that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test is required.

        If we do not perform the qualitative assessment for a reporting unit or determine that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative two-step fair value-based test is performed. In the first step, we estimate the fair value of each reporting unit, utilizing a weighted combination of discounted cash flow analysis and a market multiples analysis. A reporting unit is defined as a component of an operating segment for which discrete financial information is available and regularly reviewed by management of that segment. If the recorded net assets of the reporting unit are less than the reporting unit's estimated fair value, then there is no goodwill deemed to be impaired. If the recorded net assets of the reporting unit exceed its estimated fair value, then goodwill is potentially impaired and we calculate the implied fair value of goodwill, by deducting the estimated fair value of all tangible and identifiable intangible net assets of the reporting unit from the estimated fair value of the reporting unit. If the recorded amount of goodwill exceeds this implied fair value, the difference is recognized as a loss on impairment of assets in the consolidated statements of operations.

        Our valuation approach utilizes a weighted combination of a discounted cash flow analysis and a market multiples analysis, where available. The discounted cash flow analysis relies on historical data and internal estimates, which are developed as a part of our long-range plan process, and includes an estimate of terminal value based on these expected cash flows using the generally accepted Gordon Dividend Growth formula, which derives a valuation using an assumed perpetual annuity based on the reporting unit's residual cash flows. The discount rate is based on the generally accepted Weighted Average Cost of Capital methodology, and is derived using a cost of equity based on the generally accepted Capital Asset Pricing Model and a cost of debt based on the typical rate paid by market participants. The market multiples analysis utilizes multiples of business enterprise value to revenues, operating income and earnings before interest, taxes, depreciation and amortization of comparable publicly traded companies and multiples based on fair value transactions where public information is available. Significant assumptions used in estimating the fair value include: (1) discount and growth rates, and (2) our long-range plan, which includes enrollment, pricing, planned capital expenditures and operating margins. Management performs a reconciliation of the sum of the estimated fair value of all our reporting units to our enterprise value to corroborate the results of its weighted combination approach to determining fair value.

        We also evaluate the sensitivity of a change in assumptions related to goodwill impairment, assessing whether a 10% reduction in our estimates of revenue or a 100 basis point increase in our estimated discount rates would result in impairment of goodwill. Excluding the impact of our recent acquisitions to their respective reporting units, using the current estimated cash flows and discount rates, each reporting unit's estimated fair value exceeds its carrying value by at least 15%. We have determined that none of our reporting units with material goodwill were at risk of failing the first step of the goodwill impairment test as of September 30, 2015.

        The impairment test for indefinite-lived assets generally requires a new determination of the fair value of the intangible asset using the "relief from royalty" method. This method estimates the amount of royalty expense that would be incurred if the assets were licensed from a third party. If the fair value of the intangible asset is less than its carrying value, the intangible asset is adjusted to its new fair value, and an impairment loss is recognized.

        If the estimates and related assumptions used in assessing the recoverability of our goodwill and indefinite-lived intangible assets decline, we may be required to record impairment charges for those assets. We base our fair value estimates on assumptions that we believe to be reasonable but that are unpredictable and inherently uncertain. Actual results may differ from those estimates. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units.

        As a result of our impairment testing, we recorded impairment losses on goodwill and tradenames and accreditations for the year ended December 31, 2014. For the year ended December 31, 2013, we recorded impairment losses on tradenames and accreditations. For the year ended December 31, 2012, we recorded impairment losses on tradenames and accreditations and other intangible assets. See "—Results of Operations—Discussion of Significant Items Affecting the Consolidated Results" and Note 8, Goodwill and Other Intangible Assets, in our consolidated financial statements included elsewhere in this prospectus for further details of the impairments.

  Long-Lived Assets and Finite-Lived Intangible Assets

        We evaluate our long-lived assets, including property and equipment and finite-lived intangible assets, to determine whether events or changes in circumstances indicate that the remaining estimated useful lives of such assets may warrant revision or that their carrying values may not be fully recoverable.

        Indicators of impairment include, but are not limited to:

  •
  a significant deterioration of operating results;

  •
  a change in regulatory environment;

  •
  a significant change in the use of an asset, its physical condition, or a change in management's intended use of the asset;

  •
  an adverse change in anticipated cash flows; or

  •
  a significant decrease in the market price of an asset.

        If an impairment indicator is present, we evaluate recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to result from the use and eventual disposition of the assets. If the assets are determined to be impaired, the impairment recognized is the excess of the carrying amount over the fair value of the assets. Fair value is generally determined by the discounted cash flow method. The discount rate used in any estimate of discounted cash flows is the rate commensurate with a similar investment of similar risk. We use judgment in determining whether a triggering event has occurred and in estimating future cash flows and fair value. Changes in our judgments could result in impairments in future periods.

        As a result of our impairment testing, we recorded impairment losses on long-lived assets for the years ended December 31, 2014, 2013 and 2012, as described in "—Results of Operations—Summary Comparison of Consolidated Results for the Years Ended December 31, 2014, 2013 and 2012—Discussion of Significant Items Affecting the Consolidated Results" and in Note 8, Goodwill and Other Intangible Assets, in our consolidated financial statements included elsewhere in this prospectus.

  Deferred Costs

        Deferred costs on the consolidated balance sheets consist primarily of direct costs associated with debt issuance costs, online course development and accreditation. Debt issuance costs constitute the most significant portion of deferred costs, and are paid as a result of certain debt transactions. These debt issuance costs are amortized over the term of the associated debt instruments. The amortization expense is recognized as a component of Interest expense in the consolidated statements of operations. If we extinguish our debt before its full term, we may need to write off all or a portion of these deferred financing costs and recognize a loss on extinguishment. As of December 31, 2014 and 2013, the unamortized balances of debt issuance costs were $80.1 million and $98.4 million, respectively. Deferred costs associated with the development of online educational programs are capitalized after technological feasibility has been established. Deferred online course development costs are amortized to direct costs on a straight-line basis over the estimated period that the associated products are expected to generate revenues. Deferred online course development costs are evaluated on a quarterly basis through review of the corresponding course catalog. If a course is no longer listed or offered in the current course catalog, then the costs associated with its development are written off. As of December 31, 2014 and 2013, the unamortized balances of online course development costs were $56.3 million and $62.4 million, respectively. We defer direct and incremental third-party costs incurred for obtaining initial accreditation and for the renewal of accreditations. These accreditation costs are amortized to direct costs over the life of the accreditation on a straight-line basis. As of December 31, 2014 and 2013, the unamortized balances of accreditation costs were $3.2 million and $2.3 million, respectively.

        At December 31, 2014 and 2013, our total deferred costs were $273.3 million and $256.9 million, respectively, with accumulated amortization of $(133.7) million and $(93.8) million, respectively.

        As a result of our impairment testing, we recorded impairment losses on deferred costs for the years ended December 31, 2014 and 2013, as described in "—Results of Operations—Summary Comparison of Consolidated Results for the Years Ended December 31, 2014, 2013 and 2012—Discussion of Significant Items Affecting the Consolidated Results" and in Note 8, Goodwill and Other Intangible Assets, in our consolidated financial statements included elsewhere in this prospectus.

  Income Taxes

        We record the amount of income taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the expected future tax consequences of events that we have recognized in our consolidated financial statements or tax returns. We exercise judgment in assessing future profitability and the likely future tax consequences of these events.

  Deferred Taxes

        Estimates of deferred tax assets and liabilities are based on current tax laws, rates and interpretations, and, in certain cases, business plans and other expectations about future outcomes. We develop estimates of future profitability based upon historical data and experience, industry projections, forecasts of general economic conditions, and our own expectations. Our accounting for deferred tax consequences represents management's best estimate of future events that can be appropriately reflected in our accounting estimates. Changes in existing tax laws and rates, their related interpretations, as well as the uncertainty generated by the current economic environment may impact the amounts of deferred tax liabilities or the valuations of deferred tax assets.

  Tax Contingencies

        We are subject to regular review and audit by both domestic and foreign tax authorities. We apply a more-likely-than-not threshold for tax positions, under which we must conclude that a tax position is more likely than not to be sustained in order for us to continue to recognize the benefit. This assumes that the position will be examined by the appropriate taxing authority and that full knowledge of all relevant information is available. In determining the provision for income taxes, judgment is used, reflecting estimates and assumptions, in applying the more-likely-than-not threshold. A change in the assessment of the outcome of a tax review or audit could materially adversely affect our consolidated financial statements included elsewhere in this prospectus.

        See Note 16, Income Taxes, in our consolidated financial statements included elsewhere in this prospectus for details of our deferred taxes and tax contingencies.

  Indefinite Reinvestment of Foreign Earnings

        We earn a significant portion of our income from subsidiaries located in countries outside the United States. Deferred tax liabilities have not been recognized for undistributed foreign earnings because management believes that the earnings will be indefinitely reinvested outside the United States under our planned tax neutral methods. ASC 740, "Income Taxes," requires that we evaluate our circumstances to determine whether or not there is sufficient evidence to support the assertion that we will reinvest undistributed foreign earnings indefinitely. Our assertion that earnings from our foreign operations will be indefinitely reinvested is supported by projected working capital and long-term capital plans in each foreign subsidiary location in which the earnings are generated. Additionally, we believe that we have the ability to indefinitely reinvest foreign earnings based on our domestic operation's cash repatriation strategies, projected cash flows, projected working capital and liquidity, and the expected availability of capital within the debt or equity markets. If our expectations change based on future developments such that some or all of the undistributed earnings of our foreign subsidiaries may be remitted to the United States in the foreseeable future, we will be required to recognize deferred tax expense and liabilities on those amounts. In addition, if applicable tax rules in the United States are modified to cause U.S. corporations to pay taxes on foreign earnings even if the earnings are not remitted to the United States, we may incur additional tax expense.

  Revenue Recognition

        Our revenues primarily consist of tuition and educational service revenues. We also generate revenues from student fees, dormitory/residency fees, and education-related activities. Revenues are reported net of scholarships and other discounts, refunds, waivers and the fair value of any guarantees made by us related to student financing programs. Our institutions have various billing and academic cycles. Collectability is determined on a student-by-student basis at the time of enrollment. Generally, students cannot re-enroll for the next academic session without satisfactory resolution of any past-due amounts. Tuition revenues are recognized ratably on a weekly straight-line basis over each academic session. Deferred revenue and student deposits on our consolidated balance sheets consist of tuition paid prior to the start of academic sessions and unearned tuition amounts recorded as accounts receivable after an academic session begins. If a student withdraws from an institution, our obligation to issue a refund depends on the refund policy at that institution and the timing of the student's withdrawal. Generally, our refund obligations are reduced over the course of the academic term. We record refunds as a reduction of deferred revenue and student deposits, as applicable. Once a student withdraws, the Company recognizes revenue on a cash basis as collectability is not reasonably assured. Dormitory revenues are recognized over the occupancy period. Revenues from the sale of educational products are generally recognized upon delivery and when collectability is reasonably assured. Student fees and other revenues, which include revenues from contractual arrangements with unconsolidated institutions, are recognized as earned over the appropriate service period.

  Allowance for Doubtful Accounts

        Receivables are deemed to be uncollectible when they have been outstanding for two years, or earlier when collection efforts have ceased, at which time they are written-off. Prior to that, we record an allowance for doubtful accounts to reduce our receivables to their net realizable value. Our allowance estimation methodology is based on the age of the receivables, the status of past-due amounts, historical collection trends, current economic conditions, and student enrollment status. In the event that current collection trends differ from historical trends, an adjustment is made to the allowance account and bad debt expense.

  Derivatives

        In the normal course of business, our operations have significant exposure to fluctuations in foreign currency values and interest rate changes. Accordingly, we mitigate a portion of these risks through a risk-management program that includes the use of derivative financial instruments (derivatives). The interest and principal payments for our senior long-term debt arrangements are primarily paid in USD. Because the majority of our operating cash flow and revenues comes from business units located outside the United States with functional currencies other than USD, our ability to make debt payments and our earnings are subject to fluctuations in the value of the USD relative to foreign currencies. In order to mitigate these foreign currency risks, we selectively enter into foreign exchange forward contracts. Additionally, borrowings under our Senior Secured Credit Facilities and certain local credit facilities bear interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow. Therefore, we have entered into floating-to-fixed interest rate swap contracts for certain debt arrangements that are subject to fluctuations in interest rates. We do not engage in speculative or leveraged transactions, nor do we hold or issue derivatives for trading purposes.

        We report all derivatives on the consolidated balance sheets at fair value. The values are derived using valuation models commonly used for derivatives. These valuation models require a variety of inputs, including contractual terms, market prices, forward-price yield curves, notional quantities, measures of volatility and correlations of such inputs. Our fair value models incorporate the measurement of our own nonperformance risk into our calculations. Our derivatives expose us to credit risk to the extent that the counterparty may possibly fail to perform its contractual obligation when we are in a net gain position. As a result, our valuation models reflect measurements for counterparty credit risk. We also actively monitor counterparty credit ratings for any significant changes that could impact the nonperformance risk calculation for our fair value. We value derivatives using management's best estimate of inputs we believe market participants would use in pricing the asset or liability at the measurement date. Derivative and hedge accounting requires judgment in the use of estimates that are inherently uncertain and that may change in subsequent periods. External factors, such as economic conditions, will impact the inputs to the valuation model over time. The effect of changes in assumptions and estimates could materially impact our financial statements. See Note 15, Derivative Instruments, in our consolidated financial statements included elsewhere in this prospectus for details of our derivatives.

  Stock-based Compensation

        We use the Black-Scholes-Merton option pricing model to calculate the fair value of stock options. This option valuation model requires the use of subjective assumptions, including the estimated fair value of the underlying common stock, the expected stock price volatility, and the expected term of the option. The estimated fair value of the underlying common stock is based on third-party valuations. Our volatility estimates are based on a peer group of companies. We estimate the expected term of awards to be the weighted average mid-point between the vesting date and the end of the contractual term. We use this method to estimate the expected term since we do not have sufficient historical exercise data.

        We have granted restricted stock, restricted stock units, stock options, and performance awards for which the vesting is based on our annual performance metrics. For interim periods, we use our year-to-date actual results, financial forecasts, and other available information to estimate the probability of the award vesting based on the performance metrics. The related compensation expense recognized is affected by our estimates of the vesting potential of these performance awards. See Note 14, Share-based Compensation, in our consolidated financial statements included elsewhere in this prospectus for further discussion of these arrangements.

Recently Issued Accounting Pronouncements

Accounting Standards Update No. 2015-03 ("ASU 2015-03") Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs

        On April 7, 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-03, which simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. This will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. It also addresses the long-standing conflict with the conceptual framework, since FASB Concepts Statement No. 6, Elements of Financial Statements, requires that assets provide future economic benefit, which debt issuance costs do not. ASU 2015-03 will also align GAAP with International Financial Reporting Standards ("IFRS"), which requires transaction costs, including third-party costs and creditor fees, to be deducted from the carrying value of the financial liability and not recorded as a separate asset.

        The new guidance is limited to simplifying the presentation of debt issuance costs. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3. The FASB decided not to address the presentation of debt issuance costs incurred before an associated debt liability is recognized (e.g., costs incurred before the proceeds are received or in connection with an undrawn line of credit). The FASB noted that entities typically defer these costs and apply them against the proceeds they eventually receive, consistent with the accounting treatment for issuance costs associated with equity offerings.

        The guidance is effective beginning January 1, 2016, and early adoption is permitted. We are currently evaluating the impact of ASU 2015-03 on our consolidated financial statements. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. An entity is also required in the year of adoption (and in interim periods within that year) to provide certain disclosures about the change in accounting principle, including the nature of and reason for the change, the transition method, a description of the prior-period information that has been retrospectively adjusted and the effect of the change on the financial statement line items (that is, debt issuance cost asset and the debt liability).

Accounting Standards Update No. 2015-02 ("ASU 2015-02") Consolidation (Topic 810)

        On February 18, 2015, the FASB issued ASU 2015-02, in response to stakeholders' concerns about the requirement to consolidate certain legal entities where the reporting entity's contractual rights do not give it the ability to act primarily on its own behalf, the reporting entity does not hold a majority of the legal entity's voting rights, or the reporting entity is not exposed to a majority of the legal entity's economic benefits or obligations. Financial statement users asserted that in certain of those situations in which consolidation is ultimately required, deconsolidated financial statements are necessary to better analyze the reporting entity's economic and operational results. ASU 2015-02 affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. This ASU provides a revised consolidation model that requires the following:

  1.
  modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities;

  2.
  eliminate the presumption that a general partner should consolidate a limited partnership;

  3.
  affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and

  4.
  provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

        ASU 2015-02 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015 and early adoption is permitted. Should an entity choose early adoption, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. We are currently evaluating the impact of ASU 2015-02 on our consolidated financial statements.

Accounting Standards Update No. 2014-17 ("ASU 2014-17"), Business Combinations (Topic 805)

        On November 18, 2014, the FASB issued ASU 2014-17, which provides an acquired entity the option of applying pushdown accounting (i.e., reflecting the acquirer's basis of accounting for the acquired entity's assets and liabilities) in its separate financial statements. The SEC responded by rescinding its guidance on pushdown accounting, meaning that SEC registrants and non-registrants will now follow the new GAAP guidance. ASU 2014-17 applies to the separate financial statements of an acquired entity and its subsidiaries upon the occurrence of an event in which an acquirer obtains control of the acquired entity. Users of an acquired entity's financial statements may find pushdown accounting useful because the acquired entity's financial statements would reflect the fair value of the entity's assets and liabilities established by the acquirer. The guidance is effective immediately. Acquired entities may elect to apply it to any future transaction or to their most recent event in which an acquirer obtains or obtained control of them. However, if the financial statements for the period encompassing the most recent event in which an acquirer obtained control of the acquired entity have already been issued or made available to be issued, the application of pushdown accounting will be accounted for retrospectively as a change in accounting principle. Since ASU 2014-17 is optional and applies to the separate financial statements of subsidiaries, we do not expect ASU 2014-17 to have a material effect on our consolidated financial statements.

Accounting Standards Update No. 2014-16 ("ASU 2014-16"), Derivatives and Hedging (Topic 815)

        On November 3, 2014, the FASB issued ASU 2014-16, with the objective of reducing current diversity in practice in the accounting for hybrid financial instruments issued in the form of a share. Hybrid financial instruments are shares of stock that include embedded derivative features such as conversion rights, redemption rights, voting rights, and liquidation and dividend payment preferences, and therefore entitle the holders to certain preferences and rights over other shareholders. An entity that issues or invests in a hybrid financial instrument is required to separate an embedded derivative feature from the host contract (for example, an underlying share) and account for the feature as a derivative according to Subtopic 815-10 on derivatives and hedging if certain criteria are met. One such criterion for separation is that the economic characteristics and risks of the embedded derivative feature are not clearly and closely related to the economic characteristics and risks of the host contract. ASU 2014-16 does not change the current criteria in GAAP for determining when separation of certain embedded derivative features in a hybrid financial instrument is required. That is, an entity will continue to evaluate whether the economic characteristics and risks of the embedded derivative feature are clearly and closely related to those of the host contract, among other relevant criteria. Instead, the amendments clarify how current GAAP should be interpreted when evaluating whether the nature of the host contract is more akin to debt or to equity. Specifically, the amendments clarify that an entity should consider all relevant terms and features, including the embedded derivative feature being evaluated for separate accounting from the host contract. ASU 2014-16 is effective for us beginning January 1, 2016 and, at this time, we do not expect it have a material effect on our consolidated financial statements.

Accounting Standards Update No. 2014-15 ("ASU 2014-15"), Presentation of Financial Statements—Going Concern (Subtopic 205-40)

        On August 27, 2014, the FASB issued ASU 2014-15 to provide guidance regarding management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern. U.S. auditing standards require that an auditor evaluate whether there is substantial doubt about an entity's ability to continue as a going concern for a reasonable period of time not to exceed one year beyond the date of the financial statements being audited. However, there is currently no guidance in GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. ASU 2014-15 states that, in connection with preparing financial statements for each annual and interim reporting period, an entity's management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation is to be based on relevant conditions and events that are known, or reasonably knowable, at the date the financial statements are issued or available to be issued. When conditions or events that raise substantial doubt about an entity's ability to continue as a going concern are identified, management should consider whether its plans that are intended to mitigate those relevant conditions or events will alleviate the substantial doubt. If the substantial doubt is alleviated as a result of management's plans, the entity should disclose the following:

  1.
  principal conditions or events that raised substantial doubt about the entity's ability to continue as a going concern, before consideration of management's plans;

  2.
  management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations; and

  3.
  management's plans that alleviated substantial doubt about the entity's ability to continue as a going concern.

        If substantial doubt is not alleviated after consideration of management's plans, an entity should include a statement in the footnotes indicating that there is substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or available to be issued). Additionally, the entity should disclose the following:

  1.
  principal conditions or events that raise substantial doubt about the entity's ability to continue as a going concern;

  2.
  management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations; and

  3.
  management's plans that are intended to mitigate the conditions or events that raise substantial doubt about the entity's ability to continue as a going concern.

        ASU 2014-15 is effective for us beginning in the year ending December 31, 2016, and for annual periods and interim periods thereafter. Early application is permitted. We are evaluating the impact of ASU 2014-15 on our consolidated financial statements.

Accounting Standards Update No. 2014-12 ("ASU 2014-12"), Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period

        On June 19, 2014, the FASB issued ASU 2014-12. The objective of ASU 2014-12 was to resolve diversity in practice around the accounting for share-based awards containing performance targets, where the performance target could be achieved after an employee completes the requisite service period. That is, the employee would be eligible to vest in the award regardless of whether the employee is rendering service on the date the performance target is achieved.

        Current GAAP does not contain specific guidance on how to account for share-based payments with performance targets that could be achieved after the requisite service period. Many reporting entities account for performance targets that could be achieved after the requisite service period as performance conditions that affect the vesting of the award and, therefore, do not reflect the performance target in the estimate of the grant-date fair value of the award. Other reporting entities treat those performance targets as non-vesting conditions that affect the grant-date fair value of the award. ASU 2014-12 requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition under ASC 718. Accordingly, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. ASU 2014-12 will be effective for us beginning January 1, 2016, and earlier adoption is permitted. We do not expect the adoption of ASU 2014-12 to have a material impact on our consolidated financial statements, since our share-based awards do not contain performance targets that could be achieved after the employee completes the requisite service period.

Accounting Standards Update No. 2014-09, ("ASU 2014-09"): Revenue from Contracts with Customers (Topic 606)

        On May 28, 2014, the FASB issued ASU 2014-09. This ASU supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition" and most industry-specific guidance. The core principle of ASU 2014-09 is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. On July 9, 2015, the FASB deferred the effective date of ASU 2014-09. The new revenue standard is effective for us beginning January 1, 2018, and allows either a full retrospective adoption to all periods presented or a modified retrospective adoption approach with the cumulative effect of initial application of the revised guidance recognized at the date of initial application. We are evaluating the impact of ASU 2014-09 on our consolidated financial statements.

Accounting Standards Update No. 2014-08, ("ASU 2014-08"): Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity

        On April 10, 2014, the FASB issued ASU 2014-08. Under current GAAP, many disposals of small groups of assets, some of which may be routine in nature and not a change in an entity's strategy, are reported in discontinued operations. The FASB determined that this resulted in financial statements that are less useful for users. In addition, some stakeholders told the FASB that the current guidance on reporting discontinued operations results in higher costs for preparers because it can be complex and difficult to apply. The amendments in this ASU address those issues by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity's operations and financial results. Examples of a strategic shift that has (or will have) a major effect on an entity's operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity. The amendments in this ASU also require expanded disclosures for those operations that do qualify as discontinued operations. The FASB concluded that those disclosures should provide users of financial statements with more information about the assets, liabilities, revenues, and expenses of discontinued operations. ASU 2014-08 is effective for annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. We are evaluating ASU 2014-08 but do not expect it to have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risk primarily from fluctuations in interest rates and foreign currency exchange rates. We may seek to control a portion of these risks through a risk-management program that includes the use of derivatives to reduce earnings and cash flow volatility associated with changes in interest rates and foreign currency exchange rates. As a policy, we do not engage in speculative or leveraged transactions, nor do we hold or issue derivatives for trading purposes.

  Interest Rate Risk

        We are subject to risk from fluctuations in interest rates, primarily relating to our Senior Secured Credit Facilities and certain local credit facilities, which bear interest at variable rates. However, two factors serve to mitigate this risk. First, we enter into floating-to-fixed interest rate swap contracts in order to fix a portion of our floating-rate debt, and our cross currency swap includes an embedded floating-to-fixed rate component. Second, our senior secured credit agreement contains a floor on LIBOR contracts and ABR draws.

        Based on our outstanding variable-rate debt as of December 31, 2014 and factoring in the impact of the derivatives, an increase of 100 basis points in our weighted-average interest rate would result in an increase in interest expense of $26.8 million on an annual basis.

        Based on our outstanding variable-rate debt as of December 31, 2014 and factoring in the impact of the derivatives and the LIBOR floor, an increase of 100 basis points in interest rates would result in an increase in interest expense of $5.1 million on an annual basis.

        See Note 15, Derivative Instruments, in our consolidated financial statements included elsewhere in this prospectus for further discussion of our derivatives.

  Foreign Currency Exchange Risk

        We use the USD as our reporting currency. We derived approximately 84% of our revenues from students outside of the United States for the year ended December 31, 2014. Our business is transacted through a network of international and domestic subsidiaries, generally in the local currency, considered the functional currency for that subsidiary.

        Our foreign currency exchange rate risk is related to the following items:

  •
  Adjustments relating to the translation of our assets and liabilities from the subsidiaries' functional currencies to USD. These adjustments are recorded in accumulated other comprehensive income (loss) on our consolidated balance sheets.

  •
  Gains and losses resulting from foreign currency exchange rate changes related to intercompany loans that are deemed to have the characteristics of a long-term investment. These gains and losses are recorded in accumulated other comprehensive income (loss) on our consolidated balance sheets.

  •
  Gains and losses resulting from foreign currency exchange rate changes related to intercompany loans that are not deemed to have the characteristics of a long-term investment. These gains and losses are recorded in foreign currency exchange gain (loss) on our consolidated statements of operations.

  •
  Gains and losses on foreign currency transactions. These gains and losses are recorded in foreign currency exchange gain (loss) on our consolidated statements of operations.

        For the year ended December 31, 2014, a hypothetical 10% adverse change in average annual foreign currency exchange rates, excluding the impacts of our derivatives, would have decreased operating income and Adjusted EBITDA by $16.7 million and $78.4 million, respectively.

        We monitor the impact of foreign currency movements related to differences between our subsidiaries' local currencies and the USD. Our U.S. debt facilities are primarily denominated in USD. We enter into foreign exchange forward contracts to protect the USD value of our assets and future cash flows, as well as to reduce the earnings impact of exchange rate fluctuations on receivables and payables denominated in currencies other than the functional currencies. See Note 15, Derivative Instruments, in our consolidated financial statements included elsewhere in this prospectus for additional discussion regarding our derivatives.

BUSINESS

Our Business

        We are the largest global network of degree-granting higher education institutions, with more than one million students enrolled at our 88 institutions in 28 countries on more than 200 campuses, which we collectively refer to as the Laureate International Universities network. We participate in the global higher education market, which is estimated to account for revenues of approximately $1.5 trillion in 2015, according to GSV. We believe the global higher education market presents an attractive long-term opportunity, primarily because of the large and growing imbalance between the supply and demand for quality higher education around the world. Advanced education opportunities drive higher earnings potential, and we believe the projected growth in the middle class population worldwide and limited government resources dedicated to higher education create substantial opportunities for high-quality private institutions to meet this growing and unmet demand. Our outcomes-driven strategy is focused on enabling millions of students globally to prosper and thrive in the dynamic and evolving knowledge economy.

        In 1999, we made our first investment in higher education and, since that time, we have developed into the global leader in higher education, based on the number of students, institutions and countries making up our network. As of September 30, 2015, our global network of 88 institutions comprised 72 institutions we owned or controlled, and an additional 16 institutions that we managed or with which we had other relationships. Our institutions are recognized for their high-quality academics. For example, we own and operate UVM Mexico, the largest private university in Mexico, which in 2015 was ranked fourth among all public and private higher education institutions in the country by Guía Universitaria. Our track record for delivering high-quality outcomes to our students, while stressing affordability and accessibility, has been a key reason for our long record of success, including 15 consecutive years of enrollment growth. We have generated CAGRs in total enrollment and revenues of 11.9% and 11.7%, respectively, from 2009 through September 30, 2015.

        Since being taken private in August 2007, we have undertaken several initiatives to continually improve the quality of our programs and outcomes for our students, while expanding our scale and geographic presence, and strengthening our organization and management team. From 2007 to September 30, 2015, we have expanded into 11 new countries, added over 100 campuses worldwide and grown enrollment from approximately 300,000 to more than one million students with a combination of strong organic revenue growth of 11.4% (average annual revenue growth from 2007 to 2014 excluding acquisitions) and the successful integration of 41 strategic acquisitions. Key to this growth were expansions into Brazil, where we owned 13 institutions with a combined enrollment of approximately 265,000 students, and expansions into Asia, the Middle East and Africa, where we owned or controlled 22 institutions with a combined enrollment of approximately 83,000 students, in each case as of September 30, 2015. Further, we have made significant capital investments and continue to make operational improvements in technology and human resources, including key management hires, and are developing scalable back-office operations to support the Laureate International Universities network, including implementing a vertically integrated information technology, finance, accounting and human resources organization that, among other things, are designed to enhance our analytical capabilities. Finally, over the past several years, we have invested heavily in technology-enabled solutions to enhance the student experience, increase penetration of our hybrid offerings and optimize efficiency throughout our network. We believe these investments have created an intellectual property advantage that has further differentiated our offerings from local market competitors.

        The Laureate International Universities network enables us to educate our students locally, while connecting them to an international community with a global perspective. Our students can take advantage of shared curricula, optional international programs and services, including English language instruction, dual-degree and study abroad programs and other benefits offered by other institutions in our network. We believe that the benefits of the network translate into better career opportunities and higher earnings potential for our graduates.

        The institutions in the Laureate International Universities network offer a broad range of undergraduate and graduate degrees through campus-based, online and hybrid programs. As of September 30, 2015, 93% of our students attended traditional, campus-based institutions offering multi-year degrees, similar to leading private and public higher education institutions in the United States and Europe. In addition, as of September 30, 2015, approximately two thirds of our students were enrolled in programs of four or more years in duration. Our programs are designed with a distinct emphasis on applied, professional-oriented content for growing career fields and are focused on specific academic disciplines, or verticals, that we believe demonstrate strong employment opportunities and provide high earnings potential for our students, including:

        Across these academic disciplines, we continually and proactively adapt our curriculum to the needs of the market, including emphasizing the core STEM (science, technology, engineering and math) and business disciplines. We believe the STEM and business disciplines present attractive areas of study to students, especially in developing countries where there exists a strong and ongoing focus to develop and retain professionally trained individuals. In the last five years, we have more than doubled our enrollment of students pursuing degrees in Business & Management, Medicine & Health Sciences and Engineering & Information Technology, our three largest disciplines. We believe the work of our graduates in these disciplines creates a positive impact on the communities we serve and strengthens our institutions' reputations within their respective markets.

        Across the world, we operate institutions that address regional, national and local supply and demand imbalances in higher education. As the global leader in higher education, we believe we are uniquely positioned to effectively deliver high-quality education across different brands and tuition levels in the markets in which we operate. In many developing markets, traditional higher education students (defined as 18-24 year olds) have historically been served by public universities, which have limited capacity and are often underfunded, resulting in an inability to meet growing student demands and employer requirements. Our institutions in these markets offer traditional higher education students a private education alternative, often with multiple brands and price points in each market, with innovative programs and strong career-driven outcomes. In many of these same markets, non-traditional students such as working adults and distance learners have limited options for pursuing higher education. Through targeted programs and multiple teaching modalities, we are able to serve the differentiated needs of this unique demographic. Our flexible approach across geographies allows Laureate to access a broader addressable market of students by efficiently tailoring institutions to meet the needs of a particular geography and student population.

        We have four reporting segments, which are summarized in the table below. We group our institutions by geography in Latin America, Europe and Asia, Middle East and Africa for reporting purposes. Our GPS segment includes institutions that have products and services that span the Laureate

International Universities network and attract students from across geographic boundaries, including our fully online universities.

        The following information for our operating segments is presented as of September 30, 2015, except where otherwise indicated:

	LatAm	Europe	AMEA	GPS	Total
Countries	8	7	7	8	28	*
Institutions	30	21	22	15	88
Enrollments (rounded to nearest thousand)	809,000	53,000	83,000	81,000	1,026,000
LTM ended September 30, 2015 Revenues ($ in millions)‡	$2,556.9	$465.8	$423.5	$1,038.8	$4,470.4
% Contribution to LTM ended September 30, 2015 Revenues‡	57%	10%	10%	23%	100%

*
Our AMEA and GPS segments both have institutions located in China and our Europe and GPS segments both have institutions located in Spain. The total reflects the elimination of this duplication.

‡
The elimination of inter-segment revenues and amounts related to Corporate, which total $14.6 million, is not separately presented.

Our Industry

        We are the leader in the global market for higher education, which is characterized by a significant imbalance between supply and demand, especially in developing economies. In many countries, demand for higher education is large and growing. GSV estimates that higher education institutions will account for total revenues of approximately $1.5 trillion globally in 2015, with the higher education market expected to grow by approximately 5% per annum through 2020. Global growth in higher education is being fueled by several demographic and economic factors, including a growing middle class, global growth in services and technology-related industries and recognition of the significant personal and economic benefits gained by graduates of higher education institutions. At the same time, many governments have limited resources to devote to higher education, resulting in a diminished ability by the public sector to meet growing demand, and creating opportunities for private education providers to enter these markets and deliver high-quality education. As a result, the private sector plays a large and growing role in higher education globally. While the Laureate International Universities network is the largest global network of degree-granting higher education institutions in the world, as of September 30, 2015, our total enrollment of more than one million students represented only 0.5% of worldwide higher education students.

        Large, Growing and Underpenetrated Population of Qualified Higher Education Students.    According to UNESCO, 198.6 million students worldwide were enrolled in higher education institutions in 2013, nearly double the 99.7 million students enrolled in 2000, and approximately 90% of those students were enrolled at institutions outside of the United States as of 2013. In many countries, including throughout Latin America, Asia and other developing regions, there is growing demand for higher education based on favorable demographics, increasing secondary completion rates and increasing higher education participation rates, resulting in continued growth in higher education enrollments. While global participation rates have increased for traditional higher education students (defined as 18-24 year olds), the market for higher education is still significantly underpenetrated, particularly in developing countries. Given the low penetration rates, many governments in developing countries have a stated goal of increasing the number of students participating in higher education. For example, Mexico's participation rate increased from approximately 16% to approximately 22% from 2003 to 2013, and the Mexican government has set a goal of increasing the number of students enrolled in higher education by 17% over the next four years. Other developing countries with large addressable markets are similarly underpenetrated as evidenced by the following participation rates for 2013: Saudi Arabia (36%), Brazil (31%), China (22%) and India (19%), all of which are well below rates of developed countries such as the United States and Spain, which in 2013 had participation rates of approximately 63% and approximately 60%, respectively.

        Strong Economic Incentives for Higher Education.    According to the Brookings Institution, approximately 1.8 billion people in the world composed the middle class in 2009, a number that is expected to more than double by 2030 to almost five billion people. We believe that members of this large and growing group seek advanced education opportunities for themselves and their children in recognition of the vast differential in earnings potential with and without higher education. According to data from the OECD, in certain European markets in which we operate, the earnings from employment for an adult completing higher education were approximately 59% higher than those of an adult with just an upper secondary education, while in the United States the differential was approximately 74%. This income gap is even more pronounced in many developing countries around the world, including a differential of approximately 160% in Chile and approximately 147% in Brazil. OECD statistics also show that overall employment rates are greater for individuals completing higher education than for those who have not completed upper secondary education. In addition, we believe as economies around the world are increasingly based on the services sector, they will require significant investment in human capital, advanced education and specialized training to produce knowledgeable professionals. We believe the cumulative impact of favorable demographic and socio-economic trends, coupled with the superior earnings potential of higher education graduates, will continue to expand the market for private higher education.

        Increasing Role of the Private Sector in Higher Education.    In many of our markets, the private sector plays a meaningful role in higher education, bridging supply and demand imbalances created by a lack of capacity at public universities. In addition to capacity limitations, we believe that limited public resources, and the corresponding policy reforms to make higher education systems less dependent on the financial and operational support of local governments, have resulted in increased enrollments in private institutions relative to public institutions.

        According to the OECD, from 2003 to 2012, the number of students enrolled in private institutions grew from approximately 26% to approximately 30% of total enrollments within OECD countries. For example, Brazil and Chile rely heavily upon private institutions to deliver quality higher education to students, with approximately 71% and approximately 84%, respectively, of higher education students in these countries enrolled in private institutions in 2012.

        The decrease in government funding to public higher education institutions in recent years has served to spur the growth of private institutions, as tuitions have been increasingly funded by private sources. On average, OECD countries experienced a decrease in public funding from approximately 75% of total funding in 2000 to approximately 69% in 2011. For example, Mexico experienced a decrease in public funding as a percentage of total funding of approximately 12% during the same period. We believe these trends have increased demand for competitive private institutions as public institutions are unable to meet the demand of students and families around the world, especially in developing markets.

        Greater Accessibility to Higher Education through Online and Hybrid Offerings.    Improving Internet broadband infrastructure and new instruction methodologies designed for the online medium have driven increased acceptance of the online modality globally. According to a survey of over 2,800 responses from chief academic officers and other officials at U.S. universities conducted by the Babson Survey Research Group, approximately 74% of academic leaders rated online learning outcomes as the same or superior to classroom learning in 2014, up from approximately 57% in 2003. GSV estimates that the online higher education market will grow by a CAGR of approximately 25%, from $49 billion in 2012 to $149 billion in 2017. Additionally, new online and hybrid education offerings have enabled the cost-effective delivery of higher education, while improving overall affordability and accessibility for students. We believe that increasing student demand, coupled with growing employer and regulatory acceptance of degrees obtained through online and hybrid modalities, will continue to drive significant growth in the online and hybrid higher education market globally.

Our Strengths and Competitive Advantages

        We believe our key competitive strengths that will enable us to execute our growth strategy include the following:

        First Mover and Leader in Global Higher Education.    In 1999, we made our first investment in global higher education. Since that time, the Laureate International Universities network has grown to include 88 institutions in 28 countries that enroll more than one million students, of which approximately 95% were outside of the United States as of September 30, 2015. Our growth has been the result of numerous organic initiatives, supplemented by successfully completing and integrating 41 acquisitions since August 2007, substantially all of which were completed through private negotiations and not as part of an auction process. Given our size and status as the first mover in many of our markets, we have been able to acquire many marquee assets, which we believe will help us maintain our market-leading position due to the considerable time and expense it would take a competitor to establish an integrated network of international universities of similar scale with the brands, intellectual property and accreditations that we possess.

        Long-Standing and Reputable University Brands Delivering High Quality Education.    We believe we have established a reputation for providing high-quality higher education around the world, and that our schools are among the most respected higher education brands in their local markets. Many of our institutions have over 40-year histories, with some institutions approaching 100 years. In addition to long-standing presences in their local communities, many of our institutions are ranked among the best in their respective countries. For example, the Barómetro de la Educación Superior has ranked Universidad Andrés Bello as a top university in Chile. Similarly, in Brazil, Universidade Anhembi Morumbi is ranked by Guia do Estudante as one of São Paulo's top universities, and in Europe, L'Usine Nouvelle ranks École Centrale d'Electronique among the top ten private engineering schools in France.

The institutions within Laureate's GPS segment have also received recognition for academic excellence. Les Roches International School of Hotel Management and the Glion Institute of Higher Education have been named as two of the world's top three hospitality management institutions for an international career in the hospitality industry by TNS.

        Our strong brands are perpetuated by our student-centric focus and our mission to provide greater access to cost-effective, high-quality higher education, which allows more students to pursue their academic and career aspirations. We are committed to continually evaluating our institutions to ensure we are providing the highest quality education to our students. Our proprietary management tool, LEAF, is used to evaluate institutional performance based on 44 unique criteria across five different categories: Employability, Learning Experience, Personal Experience, Access & Outreach and Academic Excellence. LEAF, in conjunction with additional external assessment methodologies, such as QS Stars™, allows us to identify key areas for improvement in order to drive a culture of quality and continual innovation at our institutions. For example, more than 96% of students attending Laureate institutions in Brazil are enrolled in an institution with an IGC score (an indicator used by the Brazilian Ministry of Education to evaluate the quality of higher education institutions) that has improved since 2010. In addition, our Brazilian institutions' IGC scores have increased by approximately 19% on average from 2010 to 2013, placing three of our institutions in the top quintile, and nine (encompassing approximately 96% of our student enrollment in Brazil) in the top half of all private higher education institutions in the country.

        Many of our institutions and programs have earned the highest accreditation available, which provides us with a strong competitive advantage in local markets. For example, we serve more than 200,000 students in the fields of medicine and health sciences on over 100 campuses throughout the Laureate International Universities network, including 21 medical schools and 19 dental schools. Medical school licenses are often the most difficult to obtain and are only granted to institutions that meet rigorous standards. We believe the existence of medical schools at many of our institutions further validates the quality of our institutions and programs. Similarly, other institutions have received numerous specialized accreditations, including those for Ph.D. programs.

        Superior Outcomes for Our Students.    We offer high-quality undergraduate, graduate and specialized programs in a wide range of disciplines that generate strong interest from students and provide attractive employment prospects. We design our programs to prepare students to contribute productively in their chosen professions upon employment. Our curriculum development process includes employer surveys and ongoing research into business trends to determine the skills and knowledge base that will be required by those employers in the future. This information results in timely curriculum upgrades, which helps ensure that our graduates acquire the skills that will make them marketable to employers. In 2014, we commissioned a study by Millward Brown, a leading third-party market research organization, of graduates at Laureate institutions representing over 60% of total Laureate enrollments. Graduates at 12 of our 13 surveyed international institutions achieved, on average, equal or higher employment rates within 12 months of graduation as compared to graduates of other institutions in the same markets, and in all of our premium institutions surveyed, graduates achieved higher starting salaries as compared to graduates of other institutions in those same markets (salary premium to market benchmarks ranged from approximately 6% to approximately 118%).

        Robust technology and intellectual property platform.    By virtue of our 15 years of experience operating in a global environment, managing campus-based institutions across multiple disciplines and developing and administering online programs and curricula, we have developed an extensive collection of intellectual property. We believe this collection of intellectual property, which includes online capabilities, campus design and management, recruitment of transnational students, faculty training, curriculum design and quality assurance, among other proprietary solutions, provides our students a truly differentiated learning experience and creates a significant competitive advantage for our institutions over competitors.

        A critical element of our intellectual property is a suite of proprietary technology solutions. Select examples include OneCampus, which connects students across our network with shared online courses and digital experiences, and Slingshot, an online career orientation tool that enables students to explore career paths through state-of-the-art interest assessment and rich content about hundreds of careers. Our commitment to investing in technology infrastructure, software and human capital ensures a high-quality educational experience for our students and faculty, while also providing us with the infrastructure to manage and scale our business.

        Our intellectual property has been a key driver in developing partnerships with prestigious independent institutions and governments globally. For example, we have partnered with other traditional public and private higher education institutions as a provider of online services. We have operated this model for more than ten years with the University of Liverpool in the United Kingdom and, more recently, we have added new partnerships with the University of Roehampton in the United Kingdom and the University of Miami in the United States. Additionally, in 2013, the Kingdom of Saudi Arabia launched the College of Excellence program with a long-term goal of opening 100 new technical colleges, and sought private operators to manage the institutions on its behalf under an operating model in which the Kingdom of Saudi Arabia funds the capital requirements to build the institutions, and the private operator runs the academic operations under a contract model. As of September 30, 2015, we have been awarded contracts to operate eight of the 37 colleges for which contracts have been awarded to date, more than any other provider in the Kingdom of Saudi Arabia.

        Scale and Diversification of Our Global Network.    The Laureate International Universities network is diversified across 28 countries, 88 campus-based and online institutions and over 2,500 programs. Additionally, in many markets, we have multiple institutions serving different segments of the population, at different price points and with different academic offerings. Although the majority of our institutions serve the premium segment of the market, we also have expanded our portfolio of offerings in many markets to include high-quality value and technical-vocational institutions. By serving multiple segments of the market, all with high-quality offerings, we are able to continue to expand our enrollments during varying economic cycles. We believe there is no other public or private organization that commands comparable global reach or scale.

        Our global network allows our institutions to bring their distinctive identities together with our proprietary international content, managerial best practices and international programs. Through collaboration across the global network, we can efficiently share academic curricula and resources, create dual degree programs and student exchanges, develop our faculty and incorporate best practices throughout the organization. In addition, our wide-ranging network allows us to continue to scale our business by facilitating the expansion of existing programs and campuses, the launch of new programs, the opening of new campuses in areas of high demand and the strategic acquisition and integration of new institutions into our network. For example, the resources and support of our global network have had a demonstrated impact on our Medicine & Health Sciences expansion effort, which has resulted in enrollment growth from approximately 75,000 students in 2009 to more than 200,000 students in 2014. Furthermore, the existing breadth of our network allows us to provide a high-quality educational experience to our students, while simultaneously accessing the broadest addressable market for our offerings.

        In recognition of the benefits of our international scale, and in order to formalize our organizational focus on the opportunities presented by our established network, we created the LNO in 2015. The LNO is an important resource that allows us, among other things, to better leverage our expertise in the online modality to increase the frequency and effectiveness of online and hybrid learning opportunities across the network.

        To further illustrate the breadth and diversity of our global network, the charts below show the mix of our geographic revenues, programs, modality and levels of study:

  Attractive Financial Model.

  •
  Strong and Consistent Growth.  We have a proven track record of delivering strong financial results through various economic cycles. From 2009 to 2014, our revenues and Adjusted EBITDA grew at a CAGR of 13.3% and 15.9%, respectively (13.3% and 15.4% on a constant currency basis, respectively). From 2009 to 2014, our net loss increased at a CAGR of 1.6% to $162.5 million for the year ended December 31, 2014. During this same period, we realized constant currency revenue growth of at least 10.3% every year. Adjusted for acquisitions, our average annual organic revenue growth over the same period was 9.9% (11.3% on a constant currency basis). For a reconciliation of Adjusted EBITDA to net loss, see "Prospectus Summary—Summary Historical Consolidated Financial and Other Data."

  •
  Private Pay Model.  Approximately 80% of our revenues for the year ended December 31, 2014 were generated from private pay sources. We believe students' and families' willingness to allocate personal resources to fund higher education at our institutions validates our strong value proposition.

  •
  Revenue Visibility Enhanced by Program Length and Strong Retention.  The majority of the academic programs offered by our institutions last between three and five years, and approximately two thirds of our students were enrolled in programs of at least four years or more in duration, as of September 30, 2015. The length of our programs provides us with a high degree of revenue visibility, which historically has led to more predictable financial results. Given that our fall student intake is substantially completed by the end of September, we have visibility into approximately 70% of the following year's revenues, assuming retention and graduation rates in line with historical performance. We actively monitor and manage student retention because of the impact it has on student outcomes and our financial results. The historical annual student retention rate, which we define as the proportion of prior year students returning in the current year (excluding graduating students), of over 80% has not varied by more than 3% in any one year over the last five years. Given our high degree of revenue visibility, we are able to make attractive capital investments and execute other strategic initiatives to help drive sustainable growth in our business.

  •
  Attractive Return on Incremental Invested Capital.  Our capital investments since inception have created significant scale and have also laid the foundation for continued strong organic growth. Given that we have already made foundational infrastructure investments in many of our core markets, we expect to recognize attractive returns on incremental invested capital deployed. As of December 31, 2014, our three-year ROIIC was 26.1%. For more information on ROIIC, see "Selected Historical Consolidated Financial and Other Data."

        Proven Management Team.    We have an experienced and talented senior management team, with strong international expertise from a wide variety of industry-leading global companies. Our executive officers have been with us an average of 11 years and have led our transformation into the largest global network of degree-granting higher education institutions in the world. Douglas L. Becker, our Chairman, Chief Executive Officer and founder, has led our Company since its inception in 1989 and has cultivated an entrepreneurial and collaborative management culture. This entrepreneurial leadership style has been complemented by an executive management team with broad global experience, enabling us to institute strong governance practices throughout our network. The strength of the management team has enabled the sharing of best practices, allowing us to capitalize on favorable market dynamics and leading to the successful integration of numerous institutions into the Laureate International Universities network. In addition, we have strong regional and local management teams with a deep understanding of the local markets, that are focused on meeting the needs of our students and communities, and maintaining key relationships with regulators and business leaders. Our management team has a proven track record of gaining the trust and respect of the many regulatory authorities that are critical to our business.

Our Growth Strategy

        We intend to continue to focus on growing the Laureate International Universities network through the following key strategies:

        Expand Programs, Demographics and Capacity.    We will continue to focus on opportunities to expand our programs and the type of students that we serve, as well as our capacity in our markets to meet local demand. We also intend to continue to improve the performance of each of our institutions by adopting best practices that have been successful at other institutions in the Laureate International Universities network. We believe these initiatives will drive organic growth and provide an attractive return on capital. In particular, we intend to:

  •
  Add New Programs and Course Offerings.  We will continue to develop new programs and course offerings to address the changing needs in the markets we serve by using shared curricula available through the network, and in consultation with leading local businesses. New programs and course offerings enable us to consistently provide a high-quality education that is desired by students and prospective employers. As we optimize our offerings to deliver courses in high-demand disciplines, we also believe we will be able to increase enrollment and improve utilization at institutions across our network.

  •
  Expand Target Student Demographics.  In many of our markets, we use sophisticated analytical techniques to identify opportunities to provide quality education to new or underserved student populations where market demand is not being met, such as non-traditional students (e.g., working adults) who may value flexible scheduling options, as well as traditional students. Our ability to provide quality education to these underserved markets has provided additional growth to the Laureate International Universities network and we intend to leverage our management capabilities and local knowledge to further capitalize on these higher education opportunities in new and existing markets. As we expand in a particular country or region, we often develop tailored programs to address the unmet needs of these markets.

  •
  Increase Capacity at Existing and New Campus Locations.  We will continue to make demand-driven investments in additional capacity throughout the Laureate International Universities network by expanding existing campuses and opening new campuses, including in new cities. We employ a highly analytical process based on economic and demographic trends, and demand data for the local market to determine when and where to expand capacity. When opening a new campus or expanding existing facilities, we use best practices that we have developed over more than the past decade to cost-effectively expedite the opening and development of that location.

We have successfully implemented these strategies at many of our institutions. For example, at UVM Mexico we grew total enrollments from approximately 37,000 students in 2002 to approximately 126,000 in 2014. This growth was the result of the introduction of new programs, including in the fields of health sciences, engineering and hospitality, the addition of 23 new campus locations (from 13 in 2002 to 36 in 2014), and the ability to serve new market segments such as working adults. While UVM Mexico has grown into the largest private institution in Mexico, our relentless focus on academic quality remains. In fact, UVM Mexico has improved from the 9th ranked institution in 2004 to the 4th ranked institution in 2015 according to Guía Universitaria.

        Expand Penetration of Online and Hybrid Offerings.    We intend to increase the number of our students who receive their education through fully online or hybrid programs to meet the growing demand of younger generations that continue to embrace technology. Over the past decade, the global population with Internet access has continued to grow, and Forrester estimates a total of 3.5 billion people will have Internet access by 2017, representing nearly half of the world's population. Additionally, in many of our markets, online education is becoming more accepted by regulators and education professionals as an effective means of providing quality higher education. As the quality and acceptance of online education increases globally, we plan to continue investing in both expanding our stand-alone online course offerings and enhancing our traditional campus-based course offerings via complementary online delivery, creating a hybrid delivery model. We believe our history of success with Walden University, a fully online institution in the United States, and our well-developed online program offerings will provide a considerable advantage over local competitors, enabling us to combine our strong local brands with our experience in delivering online education. Over the next five years, our goal is to increase the number of student credit hours taken online, which was less than 10% as of September 30, 2015, to approximately 25%. Some of our network institutions are already implementing online programs with significant progress being made. For example, at Universidad Europea de Madrid in Spain, approximately 19% of our students took at least one online course as of September 30, 2015. Our online initiative is designed to not only provide our students with access to the technology platforms and innovative programs they expect, but also to increase our enrollment in a more capital efficient manner, leveraging current infrastructure and improving classroom utilization.

        Expand Presence in AMEA.    AMEA represents the largest higher education market opportunity in the world with more than 120 million students enrolled in higher education institutions in 2013, according to UNESCO. Despite the large number of students enrolled, participation rates in the region suggest significantly underpenetrated enrollment given the strong imbalance between the supply and demand for higher education.

        In 2008, we entered the AMEA higher education market with our acquisition of an interest in INTI Education Group in Malaysia. In the last seven years, we have grown our AMEA footprint to include 22 institutions in seven countries, serving approximately 83,000 students as of September 30, 2015, representing an enrollment CAGR of approximately 23% since entering the region in 2008.

Recent expansion in the AMEA region includes eight Colleges of Excellence in the Kingdom of Saudi Arabia, and our first institution in Sub-Saharan Africa in 2013, Monash South Africa. In anticipation of continued growth, we have made significant investments in the region, including hiring an experienced regional management team and establishing the infrastructure to help facilitate growth and further expand our footprint in the region. We plan to continue to expand our presence in AMEA by prioritizing markets based on demographic, market and regulatory factors, while seeking attractive returns on capital.

        Accelerate Partnership and Services Model Globally.    As the global leader in higher education, we believe we are well-positioned to capitalize on additional opportunities in the form of partnership and service models that are designed to address the growing needs of traditional institutions and governments around the world.

        Increasingly more complex services and operating capabilities are required by higher education institutions to address the needs of students effectively, and we believe our expertise and knowledge will allow us to leverage our intellectual property and technology to serve this market need. We have partnered with traditional public and private education institutions as a provider of online services and we believe there will be opportunities to expand that platform under similar relationships with other prestigious independent institutions in the future. Additionally, we are continually adding to our suite of solutions, and we believe many of these products and services will provide additional contractual and licensing opportunities for us in the future. For example, in recent years we have significantly advanced our digital teaching and learning efforts through proprietary technology-enabled solutions such as:

  •
  OneFolio, an online tool that connects Laureate faculty members, instructional designers, and learning architects to valuable digital resources they can use to enhance the student learning experience.

  •
  Laureate Languages, which provides digital language learning solutions to our students and faculty in the areas of General English, Professional English and English for Academic Purposes, as well as teacher training and assessment.

        Additionally, governments around the world are increasingly focused on increasing participation rates and often do not have an established or scalable public sector platform with the necessary expertise to accomplish that objective, and therefore are willing to fund private sector solutions. We believe our current partnership with the Kingdom of Saudi Arabia, where we were selected as their largest partner, is a demonstration of how our distinct portfolio of solutions differentiates us from other providers who participated in the selection process. We are in active discussion with other governments regarding similar partnerships, as well as other solutions that we can provide to existing and new partners, and we anticipate this could be a source of additional revenue for us in the future.

        Increase Operating Efficiencies through Centralization and Standardization.    In 2014, we launched EiP as an enterprise-wide initiative to optimize and standardize our processes to enable sustained growth and margin expansion. The program aims to enable vertical integration of procurement, information technology, finance, accounting and human resources, thus enabling us to fully leverage the growing size and scope of our local operations. Specifically, we have developed and begun to deploy regional SSOs around the world, which will process most back-office and non-student facing transactions for the institutions in the Laureate International Universities network, such as accounting, finance and procurement. The implementation of EiP and regional SSOs are expected to generate significant cost savings throughout the network as we eliminate redundant processes and better leverage our global scale. In addition, centralized information technology, product development and content management will allow us to propagate best practices throughout the Laureate International Universities network and capitalize on efficiencies to help improve performance. We anticipate EiP will require an investment of approximately $180 million from 2015 to 2017, with the first significant investments already having been made in 2015. These investments have already begun to generate cost savings and, upon completion of the project, we expect these efficiencies to generate approximately $100 million in annual cost savings in 2019, while also enhancing our internal controls and the speed of integration of new acquisitions. We also believe these initiatives will enhance the student experience by improving the quality of our operations and by enabling additional reinvestment in facilities, faculty and course offerings.

        Target Strategic Acquisitions.    Since being taken private in August 2007, we have made 41 acquisitions with an aggregate purchase price of approximately $2.0 billion, including assumed debt. Substantially all of these acquisitions were completed through private negotiations and not as part of an auction process, which we believe demonstrates our standing as a partner of choice. We intend to continue to expand through the selective acquisition of institutions in new and existing markets. We employ a highly disciplined approach to acquisitions by focusing on key characteristics that make certain markets particularly attractive for private higher education, such as demographics, economic and social factors, the presence of a stable political environment and a regulatory climate that values private higher education. When we enter a new market or industry sector, we target institutions with well-regarded reputations and which are well-respected by regulators. We also invest time and resources to understand the managerial, financial and academic resources of the prospect and the resources we can bring to that institution. After an acquisition, we focus on organic growth and financial returns by applying best practices and integrating, both operationally and financially, the institution into the Laureate International Universities network, and we have a strong track record of success. For all the institutions we acquired between 1999 and September 30, 2010, we achieved average enrollment and revenue CAGRs of approximately 15% and approximately 20%, respectively, in the four full years following the first anniversary of the acquisition. Additionally, we bring programs and expertise to increase the quality and reputation of institutions after we acquire them, and assist them in earning new forms of licenses and accreditations. We believe our experienced management team, history of strong financial performance rooted in the successful integration of previous acquisitions, local contacts and cultural understanding makes us the leading choice for higher education institutions seeking to join an international educational network.

Our History and Sponsor

        We were founded in 1989 as Sylvan Learning Systems, Inc., a provider of a broad array of supplemental and remedial educational services. In 1999, we made our first investment in global higher education with our acquisition of Universidad Europea de Madrid, and in 2001 we entered the market for online delivery of higher education services in the United States with our acquisition of Walden University. In 2003, we sold the principal operations that made up our then K-12 educational services business and certain venture investments deemed not strategic to our higher education business, and in 2004 we changed our name to Laureate Education, Inc. Between the time we sold the K-12 educational services business in 2003 and August 2007, we acquired nine institutions for an aggregate purchase price of approximately $160 million, including assumed debt, and entered seven new countries.

        In August 2007, we were acquired in a leveraged buyout by the Wengen Investors for an aggregate total purchase price of $3.8 billion, including $1.7 billion of debt, all of which has been refinanced or replaced. See "Risk Factors—Risks Relating to Our Indebtedness—The fact that we have substantial debt could materially adversely affect our ability to raise additional capital to fund our operations and limit our ability to pursue our growth strategy or to react to changes in the economy or our industry." We believe that these investors have embraced our mission, commitment to academic quality and ongoing focus to provide a social benefit to the communities we serve.

        Since being taken private in August 2007, we have undertaken several initiatives to continually improve the quality of our programs and outcomes for our students, while expanding our scale and geographic presence, and strengthening our organization and management team. From August 2007 to September 30, 2015, we completed 41 acquisitions with an aggregate purchase price of approximately $2 billion, including assumed debt, bringing our total institution count to 88, and entered 11 new countries.

        In early 2013, the IFC Investors collectively invested $200 million in our common stock. IFC is a global development institution that helps developing countries achieve sustainable growth by financing investment in international financial markets and providing advisory services to businesses and governments.

        In December 2013, the board of directors of Wengen and Laureate authorized the combination of Laureate and Laureate Asia. Laureate Asia was a subsidiary of Wengen that provided higher education programs and services to students through a network of licensed institutions located in Australia, China, India, Malaysia and Thailand. Wengen transferred 100% of the equity of Laureate Asia to Laureate. The transaction is accounted for as a transfer between entities under common control and, accordingly, the accounts of Laureate Asia are retrospectively included in the financial statements and notes thereto included elsewhere in this prospectus.

Our Programs

        We believe the diversity afforded by our program offerings helps insulate us against an economic downturn in any one area of study. We offer our programs through traditional classroom instruction as well as partially or fully online methods that we believe are attractive to both traditional students and working adults, a fast-growing cohort that we expect to represent an increasing part of our revenue mix in the future. Our fully online programs offer our students a convenient and cost-effective alternative to traditional classroom instruction and currently enroll students from over 175 countries worldwide. Our educational institutions offer a diverse range of academic programs, at the undergraduate and graduate level, including:

  •
  Business & Management:    Undergraduate and graduate programs in Accounting, Economics, Finance, Human Resources, International Business, Management and Marketing.

  •
  Medical & Health Sciences:    Undergraduate and graduate programs in Aesthetics, Dentistry, Medicine, Nursing, Nutrition, Optometry, Pharmacy, Physical Therapy, Psychology and Veterinary Sciences.

  •
  Engineering & Information Technology:    Undergraduate and graduate programs in Civil Engineering, Electrical Engineering, Environmental Engineering, Computer Networks, Industrial Engineering, Mechanical Engineering, Renewable Energies, Software Development and Telecommunications.

  •
  Architecture, Art & Design:    Undergraduate and graduate programs in Architecture, Contemporary Art, Culture, Dance, Fashion Design, Game Design, Graphic Design, Interior Design, Music and Theater.

  •
  Education:    Undergraduate and graduate programs in multiple fields including Educational Theory, History, Language and Literature, Music, Post-secondary Education, Primary & Secondary Education, Sciences and Special Education.

  •
  Law & Legal Studies:    Undergraduate and graduate programs in Business Law, Contract Law, Criminal Justice Studies, Intellectual Property and Real Estate Law.

  •
  Communications:    Undergraduate and graduate programs in Communication Sciences, Corporate Communications, Journalism, Media Management and Public Relations.

  •
  Hospitality Management:    Undergraduate and graduate programs in Culinary Arts, Event Management, Hotel Management and Tourism Management.

        Our educational institutions also offer upper secondary programs in Mexico. Our operational infrastructure and management approach are highly flexible and enable us to adapt quickly to unique situations and evolving international market trends. We continually monitor our programs that have been successful in their native markets and assess the ability to successfully provide a similar offering in other markets. This approach allows us to readily disseminate global best practices across different fields of study, optimize our educational delivery for the benefit of our students and further differentiate us from our locally based competition. We also provide convenient and flexible instructional delivery methods that allow students to attend classes, complete coursework and pursue a degree partially or entirely via distance learning, thereby increasing the convenience, accessibility and flexibility of our campus-based educational programs. We expect to leverage our already strong standing in these program areas through the continued development of rich media content, while bolstering our degree programs in other areas of study. We believe these flexible offerings distinguish us from many traditional universities that currently do not effectively address the flexibility required by students.

        Many of our institutions have medical, dental and other health sciences programs that include providing clinical training to their students. As part of our commitment to civic engagement, we provide free or low-cost medical care to local community members. In 2014, over 150,000 patients were served by our institutions.

Our Operating Segments

LatAm

        As of the date of this prospectus, our LatAm segment consists of 30 licensed higher education institutions and has operations in Brazil, Chile, Costa Rica, Honduras, Mexico, Panama and Peru at which we enrolled approximately 809,000 students as of September 30, 2015. Our LatAm segment includes one institution in Ecuador with which we have contractual arrangements that are managed within the segment. The institutions primarily serve 18- to 24-year-old students and offer an education that emphasizes professional-oriented fields of study with undergraduate and graduate degrees in a wide range of disciplines, including business, education, hospitality management, law, health sciences, information technology and engineering.

        The following table presents information about the institutions in our LatAm segment (unless otherwise noted, we own each of these institutions):

Country	Higher Education Institution	Year Joined Laureate Network		Year Founded
Brazil	Universidade Anhembi Morumbi (UAM Brazil)	2005		1970
	Universidade Potiguar (UnP)	2007		1981
	Faculdade dos Guararapes (FG)	2007		2002
	Faculdade Internacional da Paraíba (FPB)	2007		2005
	Business School São Paulo (BSP)	2008		1994
	Centro Universitário do Norte (UniNorte)	2008		1994
	Faculdade de Desenvolvimento do Rio Grande do Sul (Fadergs)	2008		2004
	Instituto Brasileiro de Medicina de Reabilitação (Uni IBMR)	2009		1974
	Universidade Salvador (UNIFACS)	2010		1972
	Centro Universitário Ritter dos Reis (UniRitter)	2010		1971
	Faculdade dos Guararapes de Recife (FGR)	2012		1990
	FMU Education Group (FMU)	2014		1968
	Faculdade Porto-Alegrense (FAPA)	2014		2008
Chile	Universidad de Las Américas (UDLA Chile)	2000	*	1988
	Instituto Profesional AIEP (AIEP)	2003		1960
	Universidad Andrés Bello (UNAB)	2003	*	1989
	IEDE Escuela de Negocios (IEDE Chile)	2006		1994
	Instituto Profesional Escuela Moderna de Música (EMM)	2008		1940
	Universidad Viña del Mar (UVM Chile)	2009	*	1988
Costa Rica	Universidad Latina de Costa Rica (ULatina)	2003		1989
	Universidad Americana (UAM Costa Rica)	2008		1998
Ecuador	Universidad de Las Américas (UDLA Ecuador)	2003	†	1995
Honduras	Universidad Tecnológica Centroamericana (UNITEC Honduras)	2005	*	1987
Mexico	Universidad del Valle de México (UVM Mexico)	2000		1960
	Universidad Tecnológica de México (UNITEC Mexico)	2008		1966
Panama	Universidad Interamericana de Panamá (UIP)	2003		1994
Peru	Universidad Peruana de Ciencias Aplicadas (UPC)	2004		1994
	CIBERTEC	2004		1983
	Universidad Privada del Norte (UPN)	2007		1994
	Instituto Tecnológico del Norte (ITN)	2007		1984

*
Not-for-profit institution consolidated by Laureate as a variable interest entity.
†
Not-for-profit institution not consolidated by Laureate.

        Our LatAm institutions consist of:

  Brazil

  •
  Universidade Anhembi Morumbi (UAM Brazil).  Founded in 1970, UAM Brazil provides undergraduate and graduate degrees in architecture, arts, business administration, communications, design, education, engineering/technology, health sciences, medicine and hospitality management. UAM Brazil is located in São Paulo, State of São Paulo.

  •
  Universidade Potiguar (UnP).  Founded in 1981, UnP offers undergraduate and graduate degrees in business administration, engineering/technology, health sciences, medicine, law and social sciences. UnP has campuses located in Natal and Mossoró, Rio Grande do Norte.

  •
  Faculdade dos Guararapes (FG).  Founded in 2002, FG offers undergraduate and graduate degree programs in business administration, education, health sciences, law, engineering and technology to its students. FG is located in Jaboatão dos Guararapes, Pernambuco.

  •
  Faculdade Internacional da Paraíba (FPB).  FPB was founded in 2005 and delivers undergraduate degree programs in business administration, law, nutrition, nursing, environmental engineering and gastronomy. FPB is located in João Pessoa, Paraíba.

  •
  Business School São Paulo (BSP).  Founded in 1994, BSP focuses on the development of business leaders with a strong international perspective. BSP offers masters of business administration, certificates and executive education programs in management, leadership, international business and strategy. BSP is located in São Paulo, State of São Paulo.

  •
  Centro Universitário do Norte (UniNorte).  Founded in 1994, UniNorte offers undergraduate and graduate degrees in architecture, business, education, health sciences, social sciences and technology. UniNorte is located in Manaus, Amazonas.

  •
  Faculdade de Desenvolvimento do Rio Grande do Sul (Fadergs).  Founded in 2004, Fadergs (formerly known as ESADE) offers undergraduate and graduate courses in accounting, business administration, economics, law and psychology. Fadergs is located in Porto Alegre, Rio Grande do Sul.

  •
  Instituto Brasileiro de Medicina de Reabilitação (Uni IBMR).  Founded in 1974, Uni IBMR delivers undergraduate and graduate degrees in business administration, hospitality management and health sciences. Uni IBMR is located in Rio de Janeiro, State of Rio de Janeiro.

  •
  Universidade Salvador (UNIFACS).  Founded in 1972, UNIFACS students are enrolled in undergraduate and graduate programs in architecture, business administration, communication, computer science, design, engineering, health sciences and law. UNIFACS has campuses located in Salvador, Bahia.

  •
  Centro Universitário Ritter dos Reis (UniRitter).  Founded in 1971, UniRitter offers undergraduate and graduate degrees in architecture, business, design and law. UniRitter has campuses located in Porto Alegre and Canoas, Rio Grande do Sul.

  •
  Faculdade dos Guararapes de Recife (FGR).  Founded in 1990, FGR offers undergraduate programs in business administration, civil engineering, architecture and urbanism. FGR is located in Recife, Pernambuco. FGR also offers programs through:

  •
  CEDEPE Business School (CEDEPE).  Founded in 1990, CEDEPE offers graduate business programs. CEDEPE is located in Recife, Pernambuco.

  •
  FMU Education Group (FMU).  Founded in 1968, FMU offers undergraduate, graduate, and continuing education programs in arts and humanities, accounting, business, communications, design, engineering, information technology, law, health sciences, marketing, social sciences and veterinary medicine. With 70,000 students at eight campuses and online in São Paulo, State of São Paulo, FMU is the largest Laureate network institution in Brazil.

  •
  Faculdade Porto-Alegrense (FAPA).  Founded in 2008, FAPA offers undergraduate and graduate degree programs in business and education. FAPA is located in Porto Alegre, Rio Grande do Sul.

  Chile

  •
  Universidad de Las Américas (UDLA Chile).  Founded in 1988, UDLA Chile offers undergraduate and graduate programs in agricultural and environmental sciences, architecture, design and arts, business administration, education, engineering, law, health sciences and social sciences. UDLA Chile has campuses located in Santiago, Concepción (southern Chile) and Viña del Mar (central Chile).

  •
  Instituto Profesional AIEP (AIEP).  Founded in 1960, AIEP offers technical and professional certificates in business, information technology, communications, construction and civil works, cosmetology, fashion design, health sciences, social development, theater, sports and sound and television. AIEP has 20 campuses located in 16 cities throughout Chile.

  •
  Universidad Andrés Bello (UNAB).  Founded in 1989, UNAB offers undergraduate and graduate degrees in architecture and design, business administration, communication, ecology and natural resources, education, engineering and information technology, health sciences, hospitality, human sciences, law and maritime studies. UNAB has campuses in Santiago, Concepción and Viña del Mar.

  •
  IEDE Escuela de Negocios (IEDE Chile).  Founded in 1994 as a satellite campus of IEDE in Spain, IEDE Chile provides a wide range of graduate degree and management training programs focused on business administration. IEDE Chile is located in Santiago.

  •
  Instituto Profesional Escuela Moderna de Música (EMM).  Founded in 1940, EMM delivers certificate and professional programs in dance and music. EMM is located in Santiago and Viña del Mar.

  •
  Universidad de Viña del Mar (UVM Chile).  UVM Chile was founded in 1988 and offers undergraduate degrees in a variety of fields including architecture, agricultural sciences, art and design, communications, education, engineering, geography, health sciences, history, law, nursing and technology. UVM Chile has campuses in Viña del Mar.

  Costa Rica

  •
  Universidad Latina de Costa Rica (ULatina).  ULatina was founded in 1989 and, in 2010, was combined with Universidad Interamericana de Costa Rica, which was founded in 1986 and joined the Laureate International Universities network in 2003. ULatina offers undergraduate, graduate and doctorate programs in business administration, education, engineering and architecture, health sciences, social sciences and hospitality management. ULatina has campuses in San José and regional sites located throughout Costa Rica.

  •
  Universidad Americana (UAM Costa Rica).  Founded in 1998, UAM Costa Rica offers undergraduate and graduate degrees in advertising, business administration, education, engineering, graphic design and physical therapy. UAM Costa Rica has campuses located in San José, Cartago and Heredia, Costa Rica.

  Ecuador

  •
  Universidad de Las Américas (UDLA Ecuador).  Founded in 1995, UDLA Ecuador offers technical/vocational, undergraduate and graduate programs in architecture, business administration and economics, communications, engineering and agricultural sciences, gastronomy, health sciences, hotel management and tourism, law, medicine and social sciences. UDLA Ecuador is located in Quito, Ecuador.

  Honduras

  •
  Universidad Tecnológica Centroamericana (UNITEC Honduras).  Founded in 1987, UNITEC Honduras offers technical/vocational, undergraduate and graduate programs in business administration, communications, engineering and information technology and health sciences. UNITEC Honduras launched Centro Universitario Tecnológico (CEUTEC) in 2005 to provide working adults with business administration, accounting, graphic design and information technology degree programs. UNITEC Honduras has campuses located in Tegucigalpa, La Ceíba and San Pedro Sula.

  Mexico

  •
  Universidad del Valle de México (UVM Mexico).  Founded in 1960, UVM Mexico delivers high school, undergraduate (traditional and working adult) and graduate programs in arts and humanities, economics/business administration, hospitality management, engineering, health sciences and social sciences. UVM Mexico is the largest private university in Mexico and the largest institution in the Laureate International Universities network. It has campuses located throughout Mexico.

  •
  Universidad Tecnológica de México (UNITEC Mexico).  Founded in 1966, UNITEC Mexico offers high school, undergraduate and graduate programs in art and design, health sciences, business administration, engineering, sciences and social sciences. UNITEC has campuses in the Federal District of Mexico City, the State of Mexico and the State of Guanajuato.

  Panama

  •
  Universidad Interamericana de Panamá (UIP).  Founded in 1994, UIP offers undergraduate, graduate and continuing education programs in administrative sciences, art, design and architecture, business administration, engineering, gastronomy, hotel management, human resources, information technology, law, maritime administration and tourism. In 2014, Universidad Latinoamericana de Ciencia y Tecnología (ULACIT), which was founded in 1991 and became a part of the Laureate International Universities network in 2004 was integrated into UIP. UIP is located in Panama City, Panama.

  Peru

  •
  Universidad Peruana de Ciencias Aplicadas (UPC).  Founded in 1994, UPC offers undergraduate and graduate degree programs in architecture, business administration, communications, design, economics, engineering, medicine and health sciences, music, hospitality management, law and psychology. UPC is located in Lima, Peru.

  •
  CIBERTEC.  Founded in 1983, CIBERTEC offers technical and vocational programs in automotive mechanics, business administration, industrial electronics, electrical and construction engineering, graphic design and information technology. CIBERTEC has campuses in Lima and Arequipa, Peru.

  •
  Universidad Privada del Norte (UPN).  Founded in 1994, UPN offers undergraduate and graduate degree programs in accounting and finance, architecture, communications, engineering (civil, industrial and systems), international business, law, management, marketing, psychology and tourism. UPN has campuses in Trujillo, Cajamarca and Lima, Peru.

  •
  Instituto Tecnológico del Norte (ITN).  Founded in 1984, ITN provides business administration, industrial electronics, electrical and construction engineering, graphic design and information technology degree programs. ITN is located in Trujillo, Peru.

  Tuition and Fees

        Tuition varies at each of the higher education institutions in our LatAm segment depending on the curriculum and type of program. Tuition payment options vary by institution and primarily include monthly installment payment plans and lump sum payments at the beginning of the academic period. Historically, we have increased tuition as educational costs and inflation have risen. Students are generally responsible for transportation and housing expenses and costs related to textbook and supply purchases required for their educational programs. At some of the institutions, we offer these services to the student body, which generates incremental revenues.

        Students and their families typically self-finance their education or seek third-party financing programs. However, in certain markets in Latin America there are various forms of government-supported student financing programs as discussed below.

  Government-Sponsored Student Financing Programs

        The CAE Program was enacted by the Chilean government in 2005 and formally implemented in 2006 to promote higher education in Chile for lower socio-economic level students with good academic standing. Chilean institutions in the Laureate International Universities network (universities and technical-vocational schools) participate in this program. The CAE Program involves tuition financing and guarantees that are shared by our institutions and the government. As part of the program, Chilean institutions provide guarantees resulting in contingent liabilities to third-party financing institutions ranging from 90% to 60% of the tuition loans made directly to qualified students enrolled through the CAE Program. The guarantees by the institutions are for the period during which the student is enrolled, and the guarantees are assumed entirely by the government upon the student's graduation. Additionally, when a student leaves one of our institutions and enrolls in another CAE-qualified institution, our institution will remain guarantor of the tuition loans that have been granted to him up to such date, and until the student's graduation from the new CAE-qualified institution. All loans under the CAE Program have an interest rate of 2% per annum, contain repayment terms that would not require a graduate to make combined principal and interest payments of more than 10% of his or her monthly income in any month during the 180-month repayment period and provide that any balance remaining be forgiven at the end of the 180-month repayment period. Institutional accreditation by the National Accreditation Commission is required for new students to participate in the CAE Program. UDLA Chile received a final determination that its accreditation would not be renewed in January 2014 so new students at that institution cannot participate in the CAE Program.

        There is no assurance that any legislation that is introduced or passed by the Chilean Congress will conform to the government's proposal. See "Risk Factors—Risks Relating to Our Business—Our institutions are subject to uncertain and varying laws and regulations, and any changes to these laws or regulations may materially adversely affect our financial condition and results of operations."

        In Brazil, there are two main federal government programs that provide either financing or financial support to students, FIES and PROUNI. Both are used by substantially all of our Brazilian institutions. FIES provides direct financing to students. PROUNI is a government program that provides federal taxes incentives to educational institutions in exchange for providing scholarships to lower income students. In previous years, the Brazilian government made efforts to improve the operation of FIES and to increase overall participation, creating more higher education opportunities for the economically disadvantaged. However, due to a series of recent programmatic changes described below, we experienced a decrease in the enrollment of students participating in FIES in 2015.

        FIES targets students from low socio-economic backgrounds enrolled at private post-secondary institutions. Eligible students receive loans with below market interest rates that are required to be repaid after an 18-month grace period upon graduation. FIES pays participating educational institutions tax credits which can be used to pay certain federal taxes and social contributions. FIES repurchases excess credits for cash. As part of the program, our institutions are obligated to pay up to 15% of any student default. The default obligation increases to up to 30% of any student default if the institution is not current with its federal taxes. FIES withholds between 1% and 3% of tuition paid to the institutions to cover any potential student defaults ("holdback"). If the student pays 100% of his or her loan, the withheld amounts will be paid to the participating education institutions.

        Since February 2014, all new students who participate in FIES must also enroll in the Fundo de Garantia de Operações de Crédito Educativo ("FGEDUC"). FGEDUC is a government-mandated, private guarantee fund administered by the Bank of Brazil that allows participating educational institutions to insure themselves for 90% (or 13.5% of 15%) of their losses related to student defaults under the FIES program. The cost of the program is 6.25% of the amount covered, which represents 5.63% of a student's full tuition. Similar to FIES, the administrator withholds 5.63% of a student's full tuition to fund the guarantee by FGEDUC.

        As of September 30, 2015, approximately 21% of our students in Brazil participated in FIES, representing approximately 26% of our Brazil revenues.

        In December 2014, the Brazilian Ministry of Education ("MEC") along with FNDE, the agency that directly administers FIES, announced several significant rule changes to the FIES program beginning in 2015. These changes limit the number of new participants and the annual budget of the program, and delay payments to the post-secondary institutions that would otherwise have been due in 2015. The first change implements a minimum score on the high school achievement exam in order to enroll in the program. The second change alters the schedule for the payment and repurchase of credits as well as limits the opportunities for post-secondary institutions to sell any unused credits such that there is a significant delay between the time the post-secondary institution provides the educational services to the students and the time it receives payment from the government for 2015. In addition to these rule changes, FNDE implemented a policy for current students' loan renewals for 2015, which provides that returning students may not finance an amount that increases by more than 6.41%, which was later increased to 8.5%, from the amount financed in the previous semester, regardless of any increases in tuition or in the number of courses in which the student is enrolled, a policy that we believe violates the applicable law. For 2016, MEC announced that there will be no limitation to the tuition increase. Moreover, the online enrollment and re-enrollment system that all post-secondary institutions and students must use to access the program has experienced numerous technical and programming faults that have also interfered with the enrollment and re-enrollment process. Numerous challenges to these changes and requests for judicial relief from the system's faults have been filed in the Brazilian courts, most of which are pending.

        In October 2015, FNDE initiated negotiations with the Brazilian Association of Post-Secondary Institutions ("ABRAES") aiming at settling the FIES payments that were delayed in 2015. The proposal from MEC was to divide the total amount due into three annual installments to be paid one fourth in 2016, one fourth in 2017 and half in 2018. The settlement agreement is currently under negotiation by the parties. Our post-secondary institutions in Brazil are associated with ABRAES; therefore, we expect that any settlement will apply to us.

        MEC also released new FIES regulations in July 2015 ("Normative Ordinances Nos. 08 and 10"), which supplement and amend the rules that were previously released. Among other changes, these Normative Ordinances revised the rules for student eligibility and classification, higher education institution participation and selection of the vacancies that will be offered to the students.

        Regarding student eligibility under the new rules, applicants will have to meet all of the following requirements: (i) have a gross household income of not more than 2.5 times the minimum wage per capita (the previous criterion was gross household income of not more than 20 times the minimum wage for all family members); (ii) not have a higher education degree; and (iii) have taken the National High School Proficiency Exam at least once since 2010, with a minimum score of 450 points, and have a score greater than zero in the test of writing.

        In addition, the participating post-secondary institution must sign a participation agreement that contains its proposal of the number of vacancies offered and the following information per shift (morning, evening) and campus location: (i) tuition gross amount for the entire course, including all semesters; (ii) total tuition gross amount per course for the first semester, which must reflect at least a five percent discount to the course list price; and (iii) the number of vacancies that will be offered through the FIES selection process. Only courses with scores of 3, 4 or 5 in the National Higher Education Evaluation System ("SINAES") evaluation are eligible to receive FIES students.

        The selection of vacancies by MEC to be offered to the students will be based on the following criteria: (i) FIES budget and the availability of resources; (ii) course score under SINAES's evaluation; (iii) priority courses, as defined by the government (pedagogy, engineering and health sector courses); and (iv) regionality—vacancies offered in the Northeast, North and Central-West regions will have priority over those offered in the South and Southeast regions.

        These program changes and systemic faults had an adverse impact on us in 2015.

        On December 11, 2015, MEC issued new FIES regulations ("Normative Ordinance No. 13"), which supplement and amend the rules previously released. Normative Ordinance No. 13 defined and clarified some rules for student eligibility and classification, higher education institution participation and selection of the vacancies that will be offered to the students in the first intake of 2016.

        Among other changes, it created a "waiting list" concept for students not selected in the first selection call. It also instituted a rule that allows the remaining vacancies that were not filled in by the waiting list students to be redistributed among other programs of the post-secondary institution.

        The new rules for student eligibility, as compared with Normative Ordinances Nos. 8 and 10, are simpler, because the requirement of "not having a higher education degree" no longer applies. The other requirements, i.e., to have a gross household income of not more than 2.5 times the minimum wage per capita and to have taken the National High School Proficiency Exam at least once since 2010, with a minimum score of 450 points, and to have a score greater than zero in the test of writing, remain the same.

        Regarding the participation of post-secondary institutions in FIES, institutions still must sign a participation agreement that contains their proposal of the number of vacancies offered and the following information per shift (morning, evening) and campus location: (i) tuition gross amount for the entire course, including all semesters; (ii) total tuition gross amount per course for the first semester, which must reflect at least a five percent discount to the course list price; and (iii) the number of vacancies that will be offered through the FIES selection process. Also, only courses with scores of 3, 4 or 5 in the SINAES evaluation are eligible to receive FIES students.

        Another change in the new regulation was the number (or percentage) of vacancies that can be offered by the post-secondary institutions in relation to the score obtained in SINAES evaluation, which was reduced:

  •
  to up to 50% of the number of vacancies in courses with a score of 5 (from up to 100%);

  •
  to up to 40% of the number of vacancies in courses with a score of 4 (from up to 75%);

  •
  to up to 30% of the number of vacancies in courses with a score of 3 (from up to 50%); and

  •
  to up to 25% of the number of vacancies in courses that are in the process of authorization by MEC (from up to 50%).

        The criteria for the selection of vacancies by MEC to be offered to students were also modified by Normative Ordinance No. 13 and the regionality provisions of the prior Normative Ordinances (i.e., vacancies offered in the Northeast, North and Central-West regions would have had priority over those offered in the South and Southeast regions) were excluded from the regulation. Normative Ordinance No. 13 replaces the regionality criterion with a new criterion of "social relevance determined by micro-regions," which means that for each micro-region they will take into consideration the demand for higher education for educational financing (calculated by FIES) and the Human Development Index of each micro-region. All of the other criteria provided in the previous regulation were maintained in the new one (i.e., (i) FIES budget and the availability of resources, (ii) course score under SINAES's evaluation and (iii) priority courses, as defined by the government (pedagogy, engineering and health sector courses)). Normative Ordinance No. 13 also contains two annexes, which address in great detail the selection and tiebreaker criteria for the vacancies, as well as the rules for redistribution of remaining vacancies.

        These programs are more fully described in "Industry Regulation—Brazilian Regulation" and "Industry Regulation—Chilean Regulation" and in Note 12, Commitments and Contingencies, to our consolidated financial statements included elsewhere in this prospectus.

Europe

        As of the date of this prospectus, our Europe segment consists of 21 licensed higher education institutions, and has operations in Cyprus, France, Germany, Morocco, Portugal, Spain and Turkey at which we enrolled approximately 53,000 students as of September 30, 2015. The institutions primarily serve 18- to 24-year-old students and offer an education that emphasizes professional-oriented fields of study with undergraduate and graduate degrees in a wide variety of disciplines, including business, hospitality management, health sciences, architecture, engineering and art and design.

        The following table presents information about our institutions in our Europe segment (unless otherwise noted, we own each of these institutions):

Country	Higher Education Institution	Year Joined Laureate Network		Year Founded
Cyprus	European University Cyprus (EUC)	2005		1961
France	École Supérieure du Commerce Extérieur (ESCE)	2001		1968
	Institut Français de Gestion (IFG)	2004		1956
	École Centrale d'Electronique (ECE)	2004	*	1919
	European Business School (EBS)	2013	*	1967
	Centre d'Études Politiques et de la Communication (CEPC)	2013	*	1899
Germany	Business and Information Technology School (BiTS)	2007		2000
	BTK University of Applied Science (BTK)	2011		2006
	htk Academy of Design (htkAD)	2011		1987
	btk Academy of Design (btkAD)	2011		2000
Morocco	Université Internationale de Casablanca (UIC)	2010		2010
Portugal	Universidade Europeia (UE)	2011		1962
	IADE-U—Instituto de Arte, Design e Empresa—Universitário (IADE-U)	2015		1969
	Instituto Português de Administração de Marketing de Porto (IPAM Porto)	2015		1984
	Instituto Português de Administração de Marketing de Lisboa (IPAM Lisboa)	2015		1987
	Instituto Português de Administração de Marketing de Aveiro (IPAM Aveiro)	2015		1989
	Ensicorporate	2015		1986
Spain	Universidad Europea de Madrid (UEM)	1999		1995
	Universidad Europea de Canarias (UEC)	2010		2010
	Universidad Europea de Valencia (UEV)	2012		2012
Turkey	Istanbul Bilgi University	2006	*	1996

*
Not-for-profit institution consolidated by Laureate as a variable interest entity.

        Our Europe institutions consist of:

Cyprus

  •
  European University Cyprus (EUC).  EUC was founded as Cyprus College in 1961 and granted university status as European University Cyprus in 2007. EUC offers undergraduate and graduate degrees in arts and education, business, economics, humanities, social and behavioral sciences, law, computer science and engineering and medicine and health sciences. EUC is located in Nicosia.

France

  •
  École Supérieure du Commerce Extérieur (ESCE).  Founded in 1968, ESCE offers undergraduate and graduate degrees in international business. ESCE's main campus is located in Paris, France.

  •
  Institut Français de Gestion (IFG).  Founded in 1956, IFG provides management training and graduate degree programs and certificates to executives as well as corporate-sponsored education for working adults in France. IFG offers master's degrees and professional certificates in finance, human resources, management and marketing. IFG has regional centers and sites located throughout France.

  •
  École Centrale d'Electronique (ECE).  Founded in 1919, ECE offers undergraduate and graduate degrees in embedded systems, information systems, information technology and energy, information technology and healthcare, information technology and quantitative finance, information technology and transport, and telecommunications and networks. ECE is located in Paris, France.

  •
  European Business School (EBS).  Founded in 1967, EBS offers graduate degree programs in business with specializations in international business management, financial management and engineering, marketing and communication, international human resource management, entrepreneurship and intrapreneurship, e-commerce, fashion and luxury brand management and sport management. EBS has campuses located in Paris, France.

  •
  Centre d'Études Politiques et de la Communication (CEPC).  Founded in 1899, CEPC offers certificates to students and executives in geopolitics, geostrategy and political sciences. CEPC is located in Paris, France.

Germany

  •
  Business and Information Technology School (BiTS).  Founded in 2000, BiTS offers undergraduate, graduate degree and working adult programs in business administration, communication, business psychology, sports and event management and green business management. BiTS offers its programs in Iserlohn, Hamburg and Berlin, Germany.

  •
  BTK University of Applied Science (BTK).  Founded in Berlin in 2006, BTK was based on the existing private Academy of Design Berliner Technische Kunstschule. BTK delivers degree programs in communication, photography, design and illustration and game design. BTK is located in Berlin, Hamburg and Iserlohn, Germany.

  •
  htk Academy of Design (htkAD).  Founded in 1987, htkAD offers degree programs in design. htkAD is located in Hamburg, Germany.

  •
  btk Academy of Design (btkAD).  Founded in 2000, btkAD offers degree programs in design. btkAD is located in Berlin, Germany.

Morocco

  •
  Université Internationale de Casablanca (UIC).  Founded in 2010, UIC was created through a partnership between Société Maroc Emirats Arabes Unis de Développement (SOMED) and Laureate Education, Inc. UIC offers undergraduate and graduate degrees in business, engineering, health sciences, hospitality and sports management. UIC is located in Casablanca, Morocco.

Portugal

  •
  Universidade Europeia (UE).  UE, formerly named "Instituto Superior de Línguas e Administração de Lisboa", was founded in 1962 and its operation as a higher education establishment was authorized by ministerial decision in June 1986. UE was recognized as a university ("universidade") in 2013. UE provides undergraduate and graduate degrees ("licenciaturas", "mestrados" and "doutoramentos") in health sciences, marketing, hospitality, tourism and business. UE is located in Lisbon, Portugal.

  •
  IADE-U—Instituto de Arte, Design e Empresa—Universitário (IADE-U).  Founded in 1969, IADE-U was the first higher education institute in Portugal to focus on design. IADE-U obtained official State recognition as a university institution ("instituto universitário") in 2012. IADE-U offers undergraduate and masters degrees ("licenciaturas" and "mestrados") in design, advertising and photography, and one doctorate ("doutoramento") in design. IADE-U is located in Lisbon.

  •
  Instituto Português de Administração de Marketing de Porto (IPAM Porto)  was launched in Porto in 1984. IPAM Porto obtained official State recognition as a higher education establishment in 1990. IPAM Porto offers undergraduate and masters degrees in marketing.

  •
  Instituto Português de Administração de Marketing de Lisboa (IPAM Lisboa).  IPAM Lisboa opened in 1987. IPAM Lisboa obtained official State recognition as a higher education establishment in 1991. IPAM Lisboa offers undergraduate and masters degrees in marketing.

  •
  Instituto Português de Administração de Marketing de Aveiro (IPAM Aveiro).  IPAM Aveiro was opened in 1989. IPAM Aveiro obtained official State recognition as a higher education establishment in 2014. IPAM Aveiro offers undergraduate and masters degrees in marketing.

  •
  Ensicorporate—Educação Corporativa, Lda. (Ensicorporate).  Ensicorporate was established in 1986 and provides non-degree training and consultancy in human resource management and the publication of books, magazines and any other periodic and non-periodic publications.

Spain

  •
  Universidad Europea de Madrid (UEM).  Founded in 1995, UEM offers undergraduate and graduate degree programs in arts and architecture, business, communications and humanities, economics, engineering and computer science, health sciences and mechanics, law and physical activity and sports science. UEM has campuses located in Madrid and Valencia, Spain. Additionally, UEM provides specialized programs through the following institutions:

  •
  IEDE Business School (IEDE).  Founded in 1991, IEDE offers graduate degree programs to those seeking positions in higher management. IEDE is located in Madrid, Spain.

  •
  IMPACT Business School (IMPACT).  Founded in 2015, offers graduate degree programs. IMPACT is located in Madrid, Spain.

  •
  Real Madrid International School.  Founded in 2005, the Real Madrid International School is a partnership between Real Madrid, one of the most recognized sports clubs in the world, and UEM. Together, the two institutions offer graduate degree programs in sports management, health, communication and leisure programs. The Real Madrid International School is located in Madrid, Spain.

  •
  Universidad Europea de Canarias (UEC).  Founded in 2010, UEC offers undergraduate programs in management, marketing, tourism and leisure management, communications and advertising, and architecture, and graduate programs in business, renewable energy, nursing and physiotherapy. UEC is located in La Orotava in the Canary Islands.

  •
  Universidad Europea de Valencia (UEV).  Founded in 2012, UEV offers undergraduate and graduate programs in architecture, business, communication, health sciences and law. UEV is located in Valencia, Spain.

Turkey

  •
  Istanbul Bilgi University.  Founded in 1996, Istanbul Bilgi University offers undergraduate and graduate degrees in arts and sciences, communication, economics and administrative sciences, law, architecture, engineering, health sciences and vocational studies. Istanbul Bilgi University is located in Istanbul, Turkey.

  Tuition and Fees

        Tuition varies at each of the institutions in our Europe segment depending on the curriculum and type of program. Tuition payment options vary by institution and primarily include monthly installment payment plans and lump sum payments at the beginning of the academic year. Historically, we have increased tuition as educational costs and inflation have risen.

        Students and their families are generally responsible for room and board fees, transportation expenses and costs related to textbook and supply purchases required for their educational programs. Several of our institutions in our Europe segment also have revenue-generating room and board fees.

        Students typically self-finance their education or seek third-party financing programs.

AMEA

        As of the date of this prospectus, our AMEA segment consists of 22 licensed higher education institutions, and has operations in Australia, China, India, Malaysia, Saudi Arabia, South Africa and Thailand at which we enrolled approximately 83,000 students as of September 30, 2015. The segment includes 11 licensed institutions in the Kingdom of Saudi Arabia and one institution in China that we manage through joint venture or other arrangements. The institutions primarily serve 18- to 24-year-old students and offer an education that emphasizes professional-oriented fields of study with undergraduate and graduate degrees in a wide range of disciplines, including business, engineering, information technology, law, arts, fashion and design, education, hospitality management and health sciences, as well as vocational diplomas.

        We have historically focused on entering new geographic markets through acquiring institutions with an established name and operational history; however, we also occasionally work with local partners to enter markets through joint ventures to launch new higher education institutions. Through these partnerships, we can apply our programmatic and management expertise to help develop the institutions, while benefiting from our partner's local market knowledge and experience and limiting our financial exposure.

        The following table presents information about the institutions in our AMEA segment (unless otherwise noted, we own each of these institutions):

Country	Higher Education Institution	Year Joined Laureate Network		Year Founded
Australia	Blue Mountains International Hotel Management School (BMIHMS)	2008		1991
	THINK Education Group (THINK)	2013		2006
	Torrens University Australia (TUA)	2014		2014
China	Blue Mountains International Hotel Management School—Suzhou (Blue Mountains Suzhou)	2008	‡	2004
	Hunan International Economics University (HIEU)	2009	*	1997
India	Pearl Academy (Pearl)	2011	*	1993
	University of Petroleum and Energy Studies (UPES)	2013	*	2003
	University of Technology and Management (UTM)	2013	*	2011
Malaysia	INTI Education Group (INTI Malaysia)	2008		1986
Saudi Arabia	Riyadh Polytechnic Institute (RPI)	2010	‡	2010
	The Higher Institute for Water and Power Technologies (HIWPT)	2011	‡	2011
	The Higher Institute for Paper and Industrial Technologies (HIPIT)	2013	‡	2013
	Laureate Riyadh Tourism and Hospitality College of Excellence (LVCER)	2013	#	2013
	Laureate Jeddah College of Excellence (LVCEJ)	2013	#	2013
	Laureate Mecca Female College of Excellence (LVCEM)	2013	#	2013
	Laureate Al-Kharj Female College of Excellence (LVCEAK)	2013	#	2013
	Laureate Medina Tourism and Hospitality College of Excellence (LVCEMTH)	2014	#	2014
	Laureate Al-Nammas Female College of Excellence (LVCEAN)	2015	#	2015
	Laureate Buraydah Female College of Excellence (LVCEB)	2015	#	2015
	Laureate Wadi Al-Dawaser Female College of Excellence (LVCEWAD)	2014	#	2014
South Africa	Monash South Africa (MSA)	2013		2001
Thailand	Stamford International University (SIU)	2011	*	1995

*
Not-for-profit institution consolidated by Laureate as a variable interest entity.
‡
Managed by Laureate as part of a joint venture arrangement.
#
Managed by Laureate under contract with the Kingdom of Saudi Arabia.

        Our AMEA institutions consist of:

Australia

  •
  Blue Mountains International Hotel Management School (BMIHMS).  Founded in 1991, BMIHMS offers undergraduate and graduate degrees in hospitality management through campuses located in Leura and Sydney.

  •
  THINK Education Group (THINK).  THINK was founded in 2006 and through its member colleges can trace its origins back to 1961. THINK provides specialized programs through the following institutions:

  •
  APM College of Business and Communication (APM).  Founded in 1986, APM offers undergraduate and vocational programs in business and management, marketing, event management and public relations. APM has campus locations in Sydney and Brisbane.

  •
  Australasian College of Natural Therapies (ACNT).  Founded in 1981, ACNT offers undergraduate and vocational programs in nutrition, naturopathy, western herbal medicine, massage, health science and fitness. ACNT has campus locations in Sydney and Brisbane.

  •
  Australian National College of Beauty (ANCB).  Founded in 2008, ANCB offers a diploma in beauty therapy. ANCB has campus locations in Sydney and Brisbane.

  •
  Billy Blue College of Design (BBCD).  Founded in 1987, BBCD offers undergraduate programs in communication design, digital media design, branded fashion design, interior design and graphic design. BBCD has campus locations in Melbourne, Sydney, Brisbane and Perth.

  •
  CATC Design School (CATC).  Founded in 1982, CATC offers undergraduate and vocational programs in graphic design, interior design and photography. CATC has campus locations in Sydney, Melbourne and Brisbane.

  •
  Jansen Newman Institute (JNI).  Founded in 1978, JNI offers undergraduate, vocational and graduate programs in counseling and psychotherapy and community services. JNI is located in Sydney and Brisbane.

  •
  Southern School of Natural Therapies (SSNT).  Founded in 1961, SSNT offers undergraduate programs in Chinese medicine, naturopathy, western herbal medicine, nutritional medicine, clinical myotherapy, massage and health science. SSNT is located in Melbourne.

  •
  William Blue College of Hospitality Management (WBCHM).  Founded in 1990, WBCHM offers vocational and undergraduate programs in hotel and hospitality management, event management, tourism management, commercial cookery and business management. WBCHM is located in Sydney and Brisbane.

  •
  Torrens University Australia (TUA).  Commencing operations in 2014, TUA offers undergraduate and graduate programs in business administration, design, education, global project management and public health. In 2015, TUA acquired Chifley Business School to expand its offerings in business administration and project management. TUA is located in Adelaide and Sydney, Australia.

        Beginning with the 2016 academic year, BMIHMS, THINK and TUA will be working together to integrate the programs currently offered by BMIHMS, APM and BBCD into TUA, and the courses currently offered by WBCHM into BMIHMS.

China

  •
  Blue Mountains International Hotel Management School—Suzhou (Blue Mountains Suzhou).  Founded in 2004, Blue Mountains Suzhou is managed by BMIHMS in cooperation with the Suzhou Tourism and Finance Institute. Blue Mountains Suzhou offers diplomas and associate degrees in hotel management and students have the opportunity to continue their education at BMIHMS toward an Australian Bachelor of Business degree. Blue Mountains Suzhou is located in Suzhou, China.

  •
  Hunan International Economics University (HIEU).  Founded in 1997, HIEU offers undergraduate degrees in commerce, business management, foreign languages, computer science, electronic engineering, and art and design. HIEU is located in Changsha, China.

India

  •
  Pearl Academy (Pearl).  Founded in 1993, Pearl offers undergraduate and graduate programs in fashion design and creative business. Pearl has campuses in Delhi, Jaipur, Noida, Chennai and Mumbai.

  •
  University of Petroleum and Energy Studies (UPES).  Founded in 2003, UPES offers sector focused graduate, postgraduate and doctoral degree programs in oil and gas, power, aviation and aerospace, port & shipping, automotive, infrastructure, electronics, information technology, logistics and supply chain, design and legal studies. UPES is located in Dehradun, India.

  •
  University of Technology and Management (UTM).  Founded in 2011, UTM offers graduate programs in computer sciences & information technology, travel & tourism and economics and management. UTM is located in Shillong, India.

Malaysia

  •
  INTI Education Group (INTI Malaysia).  Founded in 1986, INTI Malaysia offers undergraduate and graduate degrees in business and law, computing and information technology, engineering and technology, languages and liberal arts, and applied sciences and mathematics. INTI Malaysia has locations in Kuala Lumpur, Selangor, Penang, Sabah and Nilai (Negeri Sembilan), Malaysia.

Saudi Arabia

  •
  Riyadh Polytechnic Institute (RPI).  Founded in 2010, RPI is a private-public initiative launched by the Kingdom of Saudi Arabia to help meet the increasing demand for Saudi nationals with industrial technical skills. RPI offers two-year programs in engineering, business, accounting and technology. RPI is operated by Laureate Vocational Saudi Arabia ("LVSA") through a joint venture with Obeikan Research and Development ("Obeikan"), one of the largest industrial groups in the Kingdom of Saudi Arabia. RPI is located in Riyadh, Saudi Arabia.

  •
  The Higher Institute for Water and Power Technologies (HIWPT).  Founded in 2011, HIWPT is a public-private initiative launched by the Kingdom of Saudi Arabia to meet the increasing demand for Saudi nationals in the power and water industry. HIWPT offers two-year programs specializing in power plant and desalinization operations, instrument and control technicians, mechanical maintenance and electrical maintenance. HIWPT is operated by LVSA through a joint venture with Obeikan. HIWPT is located in Rabigh, Saudi Arabia.

  •
  The Higher Institute for Paper and Industrial Technologies (HIPIT).  Founded in 2013, HIPIT is a public-private initiative launched by the Kingdom of Saudi Arabia to meet the increasing demand for Saudi nationals in the paper and converting industry. HIPIT offers two-year programs specializing in mechanical technicians, electrical technicians, machine operators and supply chain. HIPIT is operated by LVSA through a joint venture with the Middle East Paper Company. HIPIT is located in Jeddah, Saudi Arabia.

  •
  Laureate Riyadh Tourism and Hospitality College of Excellence (LVCER).  Founded in 2013, LVCER is part of a government-led initiative that partners with international providers to manage colleges designed to train and develop qualified, employment ready graduates to meet the needs of the Saudi labor market. The college offers Diplomas for high school graduates in Business Administration and Tourism, Hospitality and Leisure. LVCER is operated by LVSA

  •
  Laureate Jeddah College of Excellence (LVCEJ).  Founded in 2013, LVCEJ is part of a government-led initiative that partners with international providers to manage colleges designed to train and develop qualified, employment ready graduates to meet the needs of the Saudi labor market. LVCEJ offers Diplomas for high school graduates in Business Administration, Information Technology Technical Support and Electrical Technology. LVCEJ is operated by LVSA.

  •
  Laureate Mecca Female College of Excellence (LVCEM).  Founded in 2013, LVCEM is part of a government-led initiative that partners with international providers to manage colleges designed to train and develop qualified, employment ready graduates to meet the needs of the Saudi labor market. LVCEM offers Diplomas for high school graduates in Business Administration, Tourism, Hospitality and Leisure, and Information Technology Technical Support. LVCEM is operated by LVSA.

  •
  Laureate Al-Kharj Female College of Excellence (LVCEAK).  Founded in 2013, LVCEAK is part of a government-led initiative that partners with international providers to manage colleges designed to train and develop qualified, employment ready graduates to meet the needs of the Saudi labor market. LVCEAK offers Diplomas for high school graduates in Business Administration, Tourism, Hospitality and Leisure, and Information Technology Technical Support. LVCEAK is operated by LVSA.

  •
  Laureate Medina Tourism and Hospitality College of Excellence (LVCEMT).  Founded in 2014, LVCEMT is part of a government-led initiative that partners with international providers to manage colleges designed to train and develop qualified, employment ready graduates to meet the needs of the Saudi labor market. The college offers Diplomas for high school graduates in Business Administration and Tourism, Hospitality and Leisure. LVCEMT is operated by LVSA.

  •
  Laureate Al-Nammas Female College of Excellence (LVCEAN).  Founded in 2015, LVCEAN is part of a government-led initiative that partners with international providers to manage colleges designed to train and develop qualified, employment ready graduates to meet the needs of the Saudi labor market. LVCEAN offers Diplomas for high school graduates in Business Administration, Tourism, Hospitality and Leisure, and Information Technology Technical Support. LVCEAN is operated by LVSA.

  •
  Laureate Buraydah Female College of Excellence (LVCEB).  Founded in 2015, LVCEB is part of a government-led initiative that partners with international providers to manage colleges designed to train and develop qualified, employment ready graduates to meet the needs of the Saudi labor market. LVCEB offers Diplomas for high school graduates in Business Administration, Tourism, Hospitality and Leisure, and Information Technology Technical Support. LVCEB is operated by LVSA.

  •
  Laureate Wadi Al-Dawaser Female College of Excellence (LVCEWAD).  Founded in 2014, LVCEWAD is part of a government-led initiative that partners with international providers to manage colleges designed to train and develop qualified, employment ready graduates to meet the needs of the Saudi labor market. LVCEWAD offers Diplomas for high school graduates in Business Administration, Tourism, Hospitality and Leisure, and Information Technology Technical Support. LVCEWAD is operated by LVSA.

South Africa

  •
  Monash South Africa (MSA).  Founded in 2001 by Monash University, MSA offers undergraduate and graduate degree programs in business and economics, information technology, social sciences and health sciences. Laureate acquired a controlling interest in MSA in 2014. MSA is located in Johannesburg, South Africa.

Thailand

  •
  Stamford International University (SIU).  Founded in 1995, SIU offers international and Thai undergraduate and graduate degree programs in business & management, communication, hospitality management and information technology. SIU is located in Hua Hin and Bangkok, Thailand.

  Tuition and Fees

        Tuition varies at each of the institutions in our AMEA segment depending on the curriculum and type of program. Tuition payment options vary by institution and primarily include monthly installment payment plans and lump sum payments at the beginning of the academic year. Historically, we have increased tuition as educational costs and inflation have risen.

        Students and their families are generally responsible for room and board fees, transportation expenses and costs related to textbook and supply purchases required for their educational programs. Blue Mountains International Hotel Management School, our Chinese institutions, Monash South Africa, Stamford International University, the INTI Group and our Indian institutions have revenue-generating room and board fees.

        Students typically self-finance their education or seek third-party financing programs. However, in certain markets in the AMEA region there are various forms of government-supported student financing programs, as discussed below.

  Government-Sponsored Student Financing Programs

        In Australia, the Commonwealth government has established income-contingent loan schemes that assist eligible fee-paying students to pay all or part of their tuition fees (separate schemes exist for higher education and vocational courses). Under the schemes the relevant fees are paid directly to the institutions (on a forward estimate basis which is reconciled to actual). A corresponding obligation then exists from the participating student to the Commonwealth government. The Australian institutions have no responsibility in connection with the repayment of these loans by students and, generally, this assistance is not available to international students. Legislation adopted by the Australian parliament in December 2015 relating to the financing of vocational education (but not higher education) courses provides, among other things, that beginning in January 2016 vocational course providers' ability to access government loan funds will be limited to 2015 levels, and gives the relevant Minister the power to determine the way (including payment in installments or in arrears) and the times when the amounts are paid. The Australian government has announced that it plans to fundamentally redesign the scheme of vocational fee help in the near future.

        In China, Thailand and Malaysia there are also government programs available to our students, however, they do not represent a material portion of the revenues of our institutions in these countries. In the Kingdom of Saudi Arabia, our students' tuition is fully funded by the government and the government pays the tuition for each student either directly to us or, in the case of RPI, HIWPT and HIPIT, to the institution which, in turn, pays us. The government also provides a monthly stipend to each student enrolled at the eight colleges of excellence, while at RPI, HIWPT and HIPIT, the private companies sponsoring the students pay the stipend. The payments are based on our enrollments, with minimum payments set for each institution.

GPS

        Institutions in our GPS segment have products and services that span the Laureate International Universities network, with a total enrollment of approximately 81,000 as of September 30, 2015. We provide fully online degree programs through a U.S.-based accredited institution, Walden University, and internationally, through Laureate Online Education B.V., which is based in Amsterdam and partners with the University of Liverpool and the University of Roehampton in the United Kingdom. We provide professional-oriented fully online undergraduate and graduate degree programs largely to working professionals through distance learning and offer online degree programs in education, psychology, health and human services, management, nursing and information technology. These fully online institutions provide us expertise in online education that we can leverage throughout the campus-based institutions in our LatAm, Europe and AMEA segments. Our fully online institutions enrolled approximately 70,000 students as of September 30, 2015.

        In addition, within this segment, as of September 30, 2015, we owned nine smaller, campus-based institutions that have specialized curriculum in the fields of hospitality, art and design and health sciences with operations in Australia, Italy, New Zealand, Spain, Switzerland and the United States. Our GPS segment includes two hospitality and culinary institutions in China and Jordan that we manage through joint venture and other contractual arrangements. Our GPS segment also provides support services to SFUAD. These campus-based institutions primarily serve 18- to 24-year-old students and offer an education that emphasizes professional-oriented fields of study. The curriculum in these institutions is leveraged throughout the Laureate International Universities network through student exchange programs, dual degrees and certificate offerings. These campus-based institutions enrolled approximately 11,000 students as of September 30, 2015.

        The following table presents information about the institutions in our GPS segment (unless otherwise noted, we own each of these institutions):

Country	Higher Education Institution	Year Joined Laureate Network		Year Founded
Global Online
United Kingdom	Laureate Online Education B.V. (University of Liverpool)	2004		1881
	Laureate Online Education B.V. (University of Roehampton)	2012		2004
United States	Walden University	2001		1970
Global CB
China	Les Roches Jin Jiang International Hotel Management College (Les Roches Jin Jiang)	2004	‡	2004
Italy	Nuova Accademia di Belle Arti Milano (NABA)	2009		1980
Jordan	Royal Academy of Culinary Arts (RACA)	2008	‡‡	2007
New Zealand	Media Design School (MDS)	2011		1998
Spain	Les Roches International School of Hotel Management Marbella (Les Roches Marbella)	2002		1995
Switzerland	Les Roches International School of Hotel Management (Les Roches)	2000		1954
	Glion Institute of Higher Education (Glion)	2002		1962
	Les Roches Gruyère University of Applied Sciences (LRG)	2008		2008
United States	NewSchool of Architecture and Design	2008		1980
	Kendall College	2008		1934
	Santa Fe University of Art and Design (SFUAD)	2009	††	1859
	University of St. Augustine for Health Sciences (St. Augustine)	2013		1979

‡
Managed by Laureate as part of a joint venture arrangement.

‡‡
Managed by Laureate under contract.

††
SFUAD is separately owned by Wengen. Laureate provides support services to SFUAD pursuant to contractual arrangements. See "Certain Relationships and Related Party Transactions—Agreements with Wengen—SFUAD Shared Services Agreement." As used herein, our "U.S. Institutions" refers to NewSchool of Architecture and Design, Kendall College, St. Augustine and Walden University.

  Online Institutions

  •
  Laureate Online Education B.V.  Laureate Online Education B.V. is the exclusive worldwide online career partner of the University of Liverpool and the University of Roehampton and specializes in the delivery of online graduate programs to working-adult students. Laureate Online Education B.V. is based in Amsterdam.

  •
  University of Liverpool.  Founded in 1881, the University of Liverpool, a public university in the United Kingdom, through Laureate Online Education B.V., offers online graduate degree programs in business administration, health sciences, law and information technology.

  •
  University of Roehampton.  Founded in 2004, the University of Roehampton, a public university in the United Kingdom, through Laureate Online Education B.V., offers online graduate degree programs in business and international management.

  •
  Walden University.  Established in 1970, Walden University is an online university that delivers bachelor's, master's, doctoral and post-doctoral programs in counseling, education, health sciences, human services, management, nursing, psychology, public administration, public health and technology. Walden University is headquartered in Minneapolis, Minnesota.

  China

  •
  Les Roches Jin Jiang International Hotel Management College (Les Roches Jin Jiang).  Founded in 2004, Les Roches Jin Jiang is a joint venture between Les Roches and Jin Jiang International Hotels, a leading hotel company in China. Students earn undergraduate and graduate certificates in international hotel management through Les Roches. Les Roches Jin Jiang is located in Shanghai.

  Italy

  •
  Nuova Accademia di Belle Arti Milano (NABA).  Founded in 1980, NABA offers undergraduate and graduate degree programs in fashion and textile design, graphic design, visual arts, theatre design, interior design, landscape design, urban management and architectural design, textile and new material design, car design, fashion management, photography and multimedia communication. NABA is located in Milan, Italy. NABA also provides specialized programs through Domus Academy.

  •
  Domus Academy (Domus).  Founded in 1982, Domus delivers graduate degree programs in visual and fashion design. Domus offerings include one-year master level programs, primarily in Italian, in fashion design, interior design, urban management and architectural design, car design and fashion management. Domus is located in Milan, Italy.

  Jordan

  •
  Royal Academy of Culinary Arts (RACA).  Founded in 2007, RACA is a nonprofit private Jordanian associate university college. RACA offers a two-year diploma in culinary arts that is accredited by the Commission on Institutions of Higher Education of the New England Association of Schools and Colleges as a branch campus of Les Roches in Switzerland. RACA is located in Amman, Jordan.

  New Zealand

  •
  Media Design School (MDS).  Founded in 1998, MDS provides certificate programs in graphic design, creative advertising, visual effects and game development. MDS is located in Auckland, New Zealand.

  Spain

  •
  Les Roches International School of Hotel Management Marbella (Les Roches Marbella).  Founded in 1995, Les Roches Marbella offers undergraduate and graduate degree programs in international hospitality management. Les Roches Marbella is located in Marbella, Spain.

  Switzerland

  •
  Les Roches International School of Hotel Management (Les Roches).  Founded in 1954, Les Roches offers undergraduate and graduate programs in international hospitality management. The main campus for Les Roches is located in Bluche, Switzerland.

  •
  Glion Institute of Higher Education (Glion).  Founded in 1962, Glion offers undergraduate and graduate degrees in hospitality management: hotel, tourism, restaurant, event, sport and entertainment. Glion has campuses located in Glion and Bulle, Switzerland and London, United Kingdom.

  •
  Les Roches Gruyère University of Applied Sciences (LRG).  Founded in 2008, LRG is the first federally recognized private hospitality management university of applied sciences approved in Switzerland. The institution offers bachelor of science degrees in hospitality management. LRG is located in Bulle and works in cooperation with Les Roches and Glion.

  United States

  •
  NewSchool of Architecture and Design.  Founded in 1980, NewSchool of Architecture and Design offers undergraduate and graduate degree programs in architecture, art and design, graphic design, history and theory, professional practice, technology and urban studies. NewSchool of Architecture and Design is located in San Diego, California.

  •
  Kendall College.  Founded in 1934, Kendall College offers undergraduate, associate and certificate programs in business administration, culinary arts, education and hospitality management. Kendall College is located in Chicago.

  •
  Santa Fe University of Art and Design (SFUAD).  Founded in 1859, SFUAD (formerly the College of Santa Fe) offers undergraduate degrees in arts management, contemporary music, creative writing and literature, graphic design and digital arts, film, performing arts, photography and studio arts. SFUAD also offers semester-long and intensive English language programs to foreign students.

  •
  University of St. Augustine for Health Sciences (St. Augustine).  Founded in 1979, St. Augustine offers graduate and doctoral degree and non-degree programs in physical therapy, occupational therapy, orthopedic assistants, education and health sciences. St. Augustine has campus locations in St. Augustine, Florida, San Marcos, California and Austin, Texas.

  Tuition and Fees

        Tuition varies at each of the institutions in our GPS segment depending on the curriculum and type of program. Tuition payment options vary by institution and primarily include monthly installment payment plans and lump sum payments at the beginning of the academic year. Historically, we have increased tuition as educational costs and inflation have risen.

        Students at U.S. campus-based programs are generally responsible for room and board fees, transportation expenses and costs related to textbook and supply purchases required for their educational programs. Within our GPS segment, only our hospitality institutions have revenue-generating room and board fees.

        Currently there are no company-sponsored financing arrangements in our GPS segment. However, students in our U.S. Institutions are eligible for the DOE's Title IV program federal financial aid under the HEA and approximately 46% of the GPS segment's 2014 revenues were derived from Title IV federal financial aid.

Marketing

        We believe that effective marketing is a key to the success of our business, enabling us to attract prospective students to our institutions and increase enrollment. We focus on marketing as a way to increase awareness of the institutions in each of their respective markets and to highlight the benefits provided by the Laureate International Universities network. We leverage best practices across our entire network to help our institutions develop effective marketing programs.

        We recognize that the vast majority of our students reside within the communities where our campuses are located. Because our target market is in close proximity to our institutions, developing and maintaining a powerful local presence is one of the cornerstones of our brand building strategy. We believe a strong brand is one of the key variables for future sustainable growth. We promote activities that encourage direct participation and interaction between the community and our institutions. For example, many of our institutions provide valuable services to the residents in the local communities including access to our veterinary and medical facilities at reduced costs, legal aid support and use of our facilities, including remedial course offerings and gym memberships. Additionally, many of our institutions' sports teams serve as a source of civic pride for the local residents including our students and their families. These informal interactions serve to enhance the trusted nature of our local brands, which in turn facilitates a word-of-mouth referral network that helps to attract quality students beyond the use of traditional student recruitment practices.

        During enrollment campaigns, we augment our long-term brand building activities with professional advertising campaigns employing a variety of media, including television, radio, outdoor and print advertising. We also use direct mail, web advertising and one-on-one meetings with students and their families. Each institution is responsible for implementing its own marketing campaigns, although we provide a forum for the network's marketing departments to share best practices. During the last several years, we have increased the amounts spent on marketing and advertising to meet the large demand for our programs, and we anticipate that this trend will continue.

        Additionally, we strive to develop strong relationships with local high schools that serve as feeder schools for many of our institutions. We believe we have developed strong relationships with many of these feeder schools and expect that will continue to provide a valuable source of referrals for many of the institutions in our network.

Competition

        We face competition in each of our operating segments. We believe competition focuses on price, educational quality, reputation, location and facilities.

  LatAm, Europe and AMEA

        The market for higher education outside the United States is highly fragmented and marked by large numbers of local competitors. The target demographics are primarily 18- to 24-year-olds in the individual countries in which we compete. We generally compete with both public and private higher education institutions on the basis of price, educational quality, reputation and location. Public institutions tend to be less expensive, if not free, but more selective and less focused on practical programs aligned around career opportunities. We believe we compare favorably with competitors because of our focus on quality, professional-oriented curriculum and the competitive advantages provided by our global network. At present, we believe no other company has a similar network of international institutions. There are a number of other private and public institutions in each of the countries in which we operate. Because the concept of private higher education institutions is fairly new in many countries, it is difficult to predict how the markets will evolve and how many competitors there will be in the future. We expect competition to increase as the markets mature.

  GPS

        The market for fully online higher education is highly fragmented and competitive, with no single institution having any significant market share. The target demographics for our Global Online institutions are adult working professionals who are over 25 years old. Our Global Online institutions compete with traditional public and private nonprofit institutions and for-profit schools. Typically, public institutions charge lower tuitions than our Global Online institutions because they receive state subsidies, government and foundation grants, and tax-deductible contributions and have access to other financial sources not available to our Global Online institutions. However, tuition at private nonprofit institutions is typically higher than the average tuition rates charged by our Global Online institutions. Our Global Online institutions compete with other educational institutions principally based upon price, educational quality, reputation, location, educational programs and student services.

        The market for higher education in the fields of hospitality, art and design is highly fragmented and competitive, with no single institution having any significant market share. The target demographics for our Global CB institutions are primarily 18- to 24-year-olds interested in the fields of hospitality, art and design. Our Global CB institutions market to students worldwide. Typically, public institutions charge lower tuitions than our Global CB institutions because they receive state subsidies, government and foundation grants, and tax-deductible contributions and have access to other financial sources not available to our Global CB institutions. We believe we compare favorably with our competitors because of our focus on quality, professional-oriented curriculum and the reputation of our institutions. Our Global CB institutions compete with other educational institutions principally based upon educational quality, reputation, location, educational programs and price.

        See "Risk Factors—Risks Relating to Our Business—The higher education market is very competitive, and we may not be able to compete effectively."

Intellectual Property

        We currently own, or have filed applications for, trademark registrations for the word "Laureate," for "Laureate International Universities" and for the Laureate leaf logo in the trademark offices of all jurisdictions around the world where we operate institutions of higher learning. We have also registered or filed applications in the applicable jurisdictions where we operate for the marks "Laureate Online International" and "Laureate Online Education." In addition, we have the rights to trade names, logos, and other intellectual property specific to most of our higher education institutions, in the countries in which those institutions operate.

Employees

        As of December 31, 2014, we had approximately 64,000 employees, of which approximately 9,700 were full-time academic teaching staff and 20,800 were part-time academic teaching staff. In addition, we have approximately 11,700 part-time academic teaching staff who are classified as contractors, principally in Chile and Brazil. Our employees at many of our institutions outside the United States are represented by labor unions under collective bargaining agreements, as is customary or required under local law in those jurisdictions. At various points throughout the year, we negotiate to renew collective bargaining agreements that have expired or that will expire in the near term. We consider ourselves to be in good standing with all of the labor unions of which our employees are members and believe we have good relations with all of our employees.

Effect of Environmental Laws

        We believe we are in compliance with all applicable environmental laws, in all material respects. We do not expect future compliance with environmental laws to have a material adverse effect on our business.

Campus Locations and Online Facilities

        Laureate is headquartered in Baltimore, Maryland. As of December 31, 2014, there were more than 200 Laureate locations around the world. These locations include buildings and land comprising a total of approximately 104.3 million square feet, of which, approximately 59.5 million square feet were under lease and approximately 44.8 million square feet were owned. The following table summarizes the properties leased and owned by segment:

Segment	Square feet leased space	Square feet owned space	Total square feet
LatAm	48,902,968	18,754,711	67,657,679
Europe	2,940,091	3,871,128	6,811,219
AMEA	3,329,564	21,602,576	24,932,140
GPS	4,168,594	610,971	4,779,565
Corporate (including headquarters)	191,557	—	191,557

Total	59,532,774	44,839,386	104,372,160

        Our LatAm, Europe and AMEA segments lease and own various sites that may include a local headquarters and all or some of the facilities of a campus or location. In many countries, our facilities are subject to mortgages.

        Our GPS segment has offices at our headquarters location in Baltimore and leases six additional facilities in Columbia, Maryland; Los Angeles, California; Minneapolis, Minnesota; Tempe, Arizona; San Antonio, Texas; and Amsterdam, Netherlands. Our headquarters consists of two leased facilities in Baltimore, Maryland, which are used primarily for office space.

        We monitor the capacity of our higher education institutions on a regular basis and make decisions to expand capacity based on expected enrollment and other factors. Our leased facilities are occupied under leases whose remaining terms range from one month to 23 years. A majority of these leases contain provisions giving us the right to renew the lease for additional periods at various rental rates, although generally at rates higher than we are currently paying.

Legal Proceedings

        We are party to various claims and legal proceedings from time to time. Except as described below, we are not aware of any legal proceedings that we believe could have, individually or in the aggregate, a material adverse effect on our business, results of operations or financial condition.

        On January 27, 2015, two students filed suit against us and Walden University in the United States District Court for the District of Maryland (Baltimore Division) in the matter of Yolanda Rene Travis et al. v. Walden University, LLC, seeking class action status and alleging claims for breach of contract and unjust enrichment, and violations of the Maryland and Illinois consumer protection laws and California unfair competition law. The claims related to the students' doctoral dissertation and master's thesis processes. A third student joined as a plaintiff, adding a claim under the New York consumer protection law, when the complaint was subsequently amended on March 17, 2015, and Laureate was dismissed as a defendant. On October 30, 2015, the District Court issued an order of partial dismissal which disposed of the four counts by all three plaintiffs alleging breach of state consumer protection laws. The remaining counts seek relief including refund of tuition paid to Walden, as well as loan debt incurred by the plaintiffs while attending Walden, and litigation costs. We believe the claims in this case are without merit and intend to defend vigorously against the allegations.

        In addition, several groups of current and former students filed four separate law suits in the Seventh Judicial Circuit in and for St. Johns County, Florida against St. Augustine relating to matters arising before we acquired that institution in November 2013. The suits are Hemingway et al. v. University of St. Augustine for Health Sciences, Inc. filed on August 12, 2013; Jennings v. University of St. Augustine for Health Sciences, LLC et al. filed on March 26, 2015; Albritton et al. v. University of St. Augustine for Health Sciences, LLC filed on April 9, 2015, which was resolved in October 2015 and dismissed; and Stephens v. University of St. Augustine for Health Sciences, LLC filed on November 11, 2015. The allegations in the remaining cases relate to a program that was launched in May 2011 and, at the time, offered a "Master of Orthopaedic Physician's Assistant Program" degree. The plaintiffs in these matters allege that the university misrepresented their ability to practice as licensed Physician Assistants with a heightened specialty in orthopaedics. The plaintiffs in the remaining cases are seeking relief including refund of tuition paid to St. Augustine, as well as loan debt incurred by the plaintiffs while attending St. Augustine, loss of future earnings and litigation costs. The Hemingway matter is awaiting a trial date. The Jennings and Stephens matters are at a preliminary stage prior to commencement of discovery. We believe the claims in these cases are without merit and intend to defend vigorously against the allegations. With respect to the three pending St. Augustine cases, under the terms of the acquisition agreement for St. Augustine, we expect to be indemnified by the seller for substantially all of the liability with respect to any claims in these cases. We also have a right of set-off against the seller for such amounts.

        During 2010, we were notified by the STA (in this case, by the Regional Inspection Office of the Special Madrid Tax Unit) that an audit of some of our Spanish subsidiaries was being initiated for 2006 and 2007. On June 29, 2012, the STA issued a final assessment to ICE, our Spanish holding company, for approximately EUR 12 million ($13.4 million at September 30, 2015), including interest, for those two years based on its rejection of the tax deductibility of financial expenses related to certain intercompany acquisitions and the application of the Spanish ETVE regime. On July 25, 2012 we filed a claim with the Regional Economic-Administrative Court challenging this assessment and, in the same month, we issued a cash-collateralized letter of credit for the assessment amount, in order to suspend the payment of the tax due. Further, in July 2013, we were notified by the STA (in this case, by the Central Inspection Office for Large Taxpayers) that an audit of ICE was also being initiated for 2008 through 2010. On October 19, 2015, the STA issued a final assessment to ICE for approximately EUR 17.2 million ($19.2 million at September 30, 2015), including interest, for those three years. We have appealed this assessment and, in order to suspend the payment of the tax assessment until the court decision, we issued a cash-collateralized letter of credit for the assessment amount plus interest and surcharges. We believe the assessments in this case are without merit and intend to defend vigorously against them.

INDUSTRY REGULATION

Brazilian Regulation

        The Brazilian educational system is organized according to a system of cooperation among federal, state and local governments. Higher education (i.e., undergraduate and graduate level education provided by public and private higher education institutions ("HEI")) is regulated primarily at the federal level, particularly in terms of public policy goals, accreditation and academic oversight; however, the state and municipal governments are also involved, principally in relation to taxation, real estate and operational permitting issues.

        With respect to the federal role, The National Educational Basis and Guidelines Law ("LDB"), provides the general framework for the provision of educational services in Brazil and establishes the duty of the federal government to:

  •
  coordinate the national educational policy;

  •
  define the National Education Plan, in coordination with the states, the Federal District of Brasilia and municipalities;

  •
  provide technical and financial assistance to the states, the Federal District of Brasilia and municipalities;

  •
  establish, in collaboration with the states, the Federal District of Brasilia and municipalities, skills and guidelines for early childhood education, elementary and secondary education that will guide the curriculum and their minimum syllabus, ensuring the regular basic education;

  •
  ensure national process of evaluation of higher education institutions, with the cooperation of evaluation agencies that have responsibility for this level of education;

  •
  create an evaluation process for the academic performance of elementary, secondary and higher education in collaboration with educational institutions in order to improve the quality of education; and

  •
  issue rules and regulations regarding higher education.

        The responsibility of the Federal Government in regulating, monitoring and evaluating higher education institutions and undergraduate programs is exercised by MEC, along with a number of other federal agencies and offices that are related to MEC.

MEC

        MEC is the highest authority of the higher education system in Brazil and has the power to:

  •
  confirm the decisions of the National Board of Education ("CNE") regarding the accreditation and reaccreditation of institutions of higher education;

  •
  confirm the systems and evaluation criteria adopted by the National Institute of Educational Studies Anísio Teixeira ("INEP");

  •
  confirm opinions and regulatory proposals issued by the CNE;

  •
  issue implementing rules, (regulations, notices, and technical advisories governing the conduct of higher education); and

  •
  regulate and monitor the system of higher education.

CNE—National Board of Education

        CNE is a consultative advisory and deliberative body of MEC. It consists of the Board of Basic Education and the Board of Higher Education, each composed of 12 members appointed by the President of Brazil. The Board of Higher Education has the power to:

  •
  support the development and monitor the implementation of the National Education Plan;

  •
  analyze and issue opinions on the results of the evaluation procedures of higher education;

  •
  offer suggestions for drafting the National Education Plan and to monitor their implementation;

  •
  decide on the curriculum guidelines proposed by the MEC, for undergraduate courses;

  •
  deliberate on the reports submitted by MEC on the recognition of courses and qualifications offered by higher education institutions, as well as on prior authorization from those offered by non-university institutions;

  •
  approve the authorization, accreditation and periodic reaccreditation of higher education institutions, based on reports and assessments provided by MEC;

  •
  approve the statutes of universities and the regiment of the other higher education institutions that are part of the Federal educational system;

  •
  deliberate on the reports for periodic recognition of master's and doctoral programs, prepared by the MEC, based on the evaluation of the programs;

  •
  analyze matters relating to the implementation of legislation regarding higher education; and

  •
  advise MEC in higher education related matters.

INEP—National Institute of Educational Studies Anísio Teixeira

        INEP is a federal agency linked to MEC that is the primary statistical and information-gathering body for the entire Brazilian education system. The performance data it collects and publishes is used by MEC, the legislature and the rest of the executive branch, as well as the public, to debate and make policy and programmatic decisions about education. INEP has the power to:

  •
  carry out visits to institutions of higher education for on-site evaluations in the process of accreditation and reaccreditation of institutions and in the authorization, recognition, accreditation and renewal of recognition processes of undergraduate and sequential programs;

  •
  conduct research and analysis of data related to education in Brazil; and

  •
  implement the SINAES.

CONAES—National Commission on Higher Education Evaluation

        CONAES is a committee under MEC supervision composed of 13 members. CONAES has the power to:

  •
  coordinate and monitor SINAES;

  •
  establish guidelines to be followed by INEP in the development of programmatic evaluation tools;

  •
  approve the evaluation tools and submit them for approval by the Minister of Education; and

  •
  submit the list of programs to be evaluated by the National Examination of Student Performance ("ENADE") examination, to the Minister of Education.

SERES—Higher Education Regulation and Supervision Secretariat

        In 2011, SERES, which operates as an arm of MEC, became the specific agency directly responsible for regulation and supervision of public and private HEIs, as well as undergraduate courses and lato sensu post-graduate programs, both in-person and distance learning modalities. Its mission is to elevate the quality level of all higher education through the establishment of guidelines for the expansion of HEIs and their courses, in accordance with national curriculum guidelines and proprietary quality parameters, and include:

  •
  to plan and coordinate the policy-making process for the regulation and supervision of higher education;

  •
  to accredit undergraduate (and sequential) courses, both through in-person and distance learning;

  •
  to oversee HEIs and courses, in order to fulfill the educational legislation and to induce improvements in the quality of higher education standards, applying the penalties provided for in legislation;

  •
  to establish guidelines for the preparation of assessment instruments for and higher education courses;

  •
  to manage the public system of registration and database of HEIs and higher education courses; and

  •
  to propose the design of actions and updating of reference and curriculum guidelines for undergraduate courses, as well as benchmarks for quality distance education, considering curricular guidelines and various forms of technology.

        According to the LDB, higher education can be offered by public or private higher education institutions. A private institution of higher education shall be controlled, managed and maintained by an individual person(s) or legal entity, in either case referred to as the "mantenedora." The mantenedora is responsible for obtaining resources to meet the needs of the duly authorized HEI, which in regulatory terms is referred to as the "mantida." A mantenedora may be authorized to operate more than one mantida. In any case, the mantenedora is legally and financially responsible for all of its mantidas. Each of our HEIs in Brazil is maintained by a Laureate-controlled mantenedora.

        Private institutions of higher education may be:

  •
  private institutions of higher education with profit purposes created and maintained by one or more individuals or private legal entities;

  •
  community institutions, founded by groups of individuals or one or more legal entities, including cooperatives, teachers and students that include community representatives in its supporting entity;

  •
  religious institutions, instituted by individuals or groups for one or more legal entities that meet specific religious and ideological orientation and that include community representatives in its supporting entity; or

  •
  nonprofit private institutions, charitable or not charitable, which are also sometimes referred to as philanthropic or nonphilanthropic.

        According to organizational and academic prerogatives, institutions of undergraduate learning can be:

  •
  Colleges (faculdades): Colleges are institutions of public or private education offering degree programs in more than one area of knowledge and that are supported by a single supporting entity and have specific administration and management. Colleges may offer programs at the following levels: traditional undergraduate programs, technological undergraduate programs, specialization and graduate programs (master's and Ph.D. degrees). Colleges do not have minimum requirements for the qualifications of professors and their labor practices, and cannot establish new campuses or create programs and new locations without the prior permission of MEC.

  •
  University Centers (centro universitários): University centers are public or private educational institutions that offer a variety of programs in higher education, including undergraduate programs, extension courses and lato sensu graduate programs—master's and Ph.D. degrees; they must also provide learning opportunities and career development for their professors. At least one third of the faculty of a university center must be composed of persons with masters or doctorate degrees. In addition, at least one fifth of its professors must be composed of professors who work full time. University centers have the autonomy to create, organize and extinguish individual courses and degree programs, as well as relocate or expand locations in their existing programs in the municipality where the university center's headquarters is located, without prior permission of MEC. A university center cannot open campuses outside the municipality where its seat is located.

  •
  Universities (universidades): Universities are public or private institutions of higher education that offer several degree programs, extension activities and development of institutional research. Like the university centers, at least one third of the faculty of a university must be composed of persons with masters or doctorate degrees. In addition, at least one third of a university's faculty must be composed of professors who work full time. Similar to university centers, universities have autonomy to create, organize and extinguish individual courses and degree programs, as well as to relocate or expand locations in their existing programs in the municipality where the university's headquarters is located, without prior permission of MEC. Additionally, universities have the ability, upon prior authorization by MEC, to apply for accreditation of new campuses and courses outside the municipality where the university's seat is located, provided that they are within the same state as the seat.

        Among the HEI in the Laureate International Universities network, there are five faculdades (Faculdade de Desenvolvimento do Rio Grande do Sul, located in Porto Alegre, RS; Faculdade dos Guararapes, located in Jaboatão dos Guararapes, PE; Faculdade Internacional da Paraíba, located in João Pessoa, PB; Faculdades Porto-Alegrense, located in Porto Alegre, RS; and Faculdade dos Guararapes de Recife, located in Recife, PE), four university centers (FMU Education Group, located in São Paulo, SP; Centro Universitário Ritter dos Reis, located in Porto Alegre, RS; Centro Universitário do Norte, located in Manaus, AM; and Instituto Brasileiro de Medicina de Reabilitação—IBMR, located in Rio de Janeiro, RJ), as well as three universities (Universidade Potiguar, located in Natal, RN; UNIFACS—Universidade Salvador, located in Salvador, BA; and Universidade Anhembi Morumbi, located in São Paulo, SP). In addition, Business School São Paulo, which is a professional degree-granting institution, is owned and operated by Universidade Anhembi Morumbi, and CEDEPE Business School, which is a professional degree-granting institution, is operated as a division of Faculdade dos Guararapes de Recife. As noted below, each form of HEI is entitled to a different level of autonomy within the regulatory framework. In turn, we factor the respective levels of autonomy into the operational strategy for each HEI, as the requirement of prior or post-facto MEC approval can delay or nullify specific new campus expansion projects, new course offerings, and increases in the number of authorized seats per course.

        Legislation provides for specific levels of didactic, scientific and administrative autonomy to universities, university centers and colleges in differing degrees with the aim of limiting outside influence by other institutions or persons outside of the HEI's internal governance structure.

        LDB provides that the following powers are guaranteed to universities and university centers in the exercise of their autonomy:

  •
  creation, organization, and extinguishment of degree programs in their facilities, subject to applicable regulations;

  •
  establishment of the curriculum of their courses and programs, subject to applicable general guidelines;

  •
  establishment of plans, programs and projects related to scientific research, artistic production and extracurricular activities;

  •
  establishment of the number of available seats; except in respect of programs in law, medicine, dentistry and psychology, where the total number of available seats in the entire system is controlled by MEC in conjunction with the input of the relevant professional associations;

  •
  preparation and amendment of their bylaws in accordance with the general applicable standards; and

  •
  the right to grant degrees, diplomas and other qualifications.

        LDB provides that the following powers are guaranteed to colleges in the exercise of their autonomy:

  •
  establishment of the curriculum of their courses and programs, subject to applicable general guidelines;

  •
  establishment of plans, programs and projects related to scientific research, artistic production and extracurricular activities;

  •
  preparation and amendment of their bylaws in accordance with the general applicable standards; and

  •
  the right to grant degrees, diplomas and other qualifications.

        Although colleges have administrative autonomy, they do not enjoy academic autonomy and, therefore, are subject to MEC's prior authorization to create new programs and degree programs.

        Accreditation.    The first accreditation of an institution of higher education is necessarily as a college. The accreditation as a university or university center is only granted after the institution has operated as a college for at least six years and has demonstrated that it has met satisfactory quality standards, including positive evaluation by the SINAES, as well as met legal requirements applicable to each type of institution of undergraduate learning, including minimum degree attainment and terms of faculty employment.

        LDB establishes that higher education shall include the following programs:

  •
  continuing education programs (cursos sequênciais), open to applicants who meet the requirements established by the higher educational institutions, provided they have completed high school or equivalent;

  •
  undergraduate programs, including traditional and technological undergraduate programs, that are open to applicants who have completed secondary education or the equivalent and have passed the selection process or university entrance examination;

  •
  graduate programs, including master's degrees and Ph.D.s, specialization programs, advanced training courses and others, open to applicants who have an undergraduate degree and meet the requirements set by the educational institutions; and

  •
  extension programs with a social character that grant certificates to students, open to applicants who meet the requirements established, in each case, by the educational institutions.

        Following accreditation, colleges must obtain MEC permission to offer new undergraduate degree programs. As a consequence of their autonomy, universities and university centers do not require MEC authorization to create programs in the city where the university's or university center's seat is located. They need only inform MEC about the programs they offer for registration, evaluation and subsequent recognition. However, the creation of graduate programs in law, medicine, dentistry and psychology, whether by colleges, universities or university centers, are subject to the opinion of the proper professional associations. These associations are also consulted in the reaccreditation process.

        Additionally, and as a consequence of their autonomy, universities also can apply for accreditation of campuses and the authorization and recognition of programs outside the municipality where the university's seat is located. The campuses and programs not located in the city of the university's seat are not entitled to the autonomy of the main university and must be controlled and supervised by the university. Effectively, these campuses are treated like colleges for educational regulatory purposes. Within the network in Brazil, the UnP Mossoró Campus, the UNIFACS Feira de Santana Campus and the UniRitter Canoas Campus fall into this category.

        Once a university has obtained the authorization to provide a particular program, the HEI, including university centers and universities, also must obtain the recognition of such course, as a condition for national validation of the diploma. The application for recognition must be made at least one year after the start of the program and no later than half of the time required for its completion. The authorization and the recognition of programs and accreditation of institutions of higher education must be renewed periodically in accordance with the regularly applicable MEC evaluation process.

        Evaluation.    SINAES was established to evaluate HEI as institutions of higher education, traditional degree and technology degree programs and student academic performance. The main objective of this evaluation system is to improve the quality of higher education in Brazil. In practice, the CONAES conducts the monitoring and coordination efforts of SINAES. The results of the institutional and course evaluations are represented on a scale of five levels and are considered in the process of accreditation, recognition and renewal of accreditation of programs and accreditation and reaccreditation of institutions.

        In the case of unsatisfactory results, the HEI will be required to enter into an agreement with MEC that establishes a remediation program that includes among other requirements: (i) diagnosis of the unsatisfactory conditions; (ii) development and implementation of measures to be taken to remedy the unsatisfactory conditions; and (iii) establishment of deadlines and goals for remediation.

        Failure to comply, in whole or in part, with the conditions provided in the term of commitment may result in one or more penalties imposed by MEC, including temporary suspension of the opening of the selective process for undergraduate programs and cancellation of accreditation or reaccreditation of the institution and the authorization for operation of its programs.

        External evaluations of institutions of higher education are carried out by the INEP in two instances, first, when an institution applies for its first accreditation and second, by the end of each evaluation cycle of SINAES. Institutions of higher education are evaluated based on the following criteria, among others: (i) institutional development plan; (ii) social and institutional responsibility; (iii) infrastructure and financial condition; and (iv) pedagogical monitoring of student academic performance.

        The evaluation of undergraduate programs is made at the time of the first accreditation by MEC, and consists of the analysis of academic methodology, faculty, student and technical-administrative bodies and the infrastructure of the institution and is periodically updated at the end of each evaluation cycle of SINAES.

        The evaluation of graduate programs is made by the Coordinating Agency for the Improvement of Highly Educated Persons ("CAPES"), which is responsible for establishing the quality standard required of masters and doctoral programs along with the identification and evaluation of the courses that meet this standard. Its recommendations are subject to the approval of the CNE. Programs are evaluated according to the requirements established for each specific program. CAPES updates its evaluation of graduate programs every three years, which is the validity period of an authorization.

        The evaluation of student academic performance is conducted by INEP, which requires each student to sit for the ENADE in order to verify the knowledge and technical skill of the student body. Each ENADE test is developed in accordance with the content and specific curriculum of each educational program. Students enrolled in undergraduate programs take the ENADE every three years. In this system, students are evaluated at the end of the last year of each program.

        The overall grade for each class of students is calculated based on the weighted arithmetic average of all students in a specific program selected for the exam. INEP evaluates the standard deviation of the student's evolution in each program in order to compare it with national standards.

        Transfer of control of mantenedoras.    The change of control of mantenedoras does not require prior approval from MEC. A change of control need only be reported to MEC after the fact. However, the transfer of an HEI (mantida) to another mantenedora must be previously approved by MEC. The new mantenedora must meet the necessary requirements for accreditation of an institution of higher education and provide all appropriate documentation proving economic, financial and academic capacity to do so. Laureate's usual method for the acquisition of control is to acquire an interest in a pre-existing mantenedora. There may be circumstances in the future that warrant a departure from this course of conduct, in which case Laureate will follow the prescribed MEC requirements.

        Although changes of control exercised by Laureate do not ordinarily need MEC prior approval or review, due to the level of Laureate's consolidated gross revenues throughout Brazil, current Brazilian law requires that every control transaction, with limited exceptions, that Laureate enters into must be submitted to the Brazilian anti-trust authority, the Conselho Administrativo de Defesa Economico (the "CADE"), for approval. Such request for approval must be granted prior to the definitive closing of such transaction. CADE has the power to reject and/or alter any transaction or any part of a transaction that it deems to unduly restrict competition.

        Incentive program.    PROUNI is a federal program of tax benefits designed to increase higher education participation rates by making college more affordable. PROUNI provides private HEI with an exemption from certain federal taxes in exchange for granting partial and full scholarships to low-income students enrolled in traditional and technology undergraduate programs. All of our HEI adhere to PROUNI.

        HEI may join PROUNI by signing a term of membership valid for ten years and renewable for the same period. This term of membership shall include the number of scholarships to be offered in each program, unit and class, and a percentage of scholarships for degree programs to be given to indigenous and Afro-Brazilians. To join PROUNI, an educational institution must maintain a certain relationship between the number of scholarships granted to regular paying students. The relationship between the number of scholarships and regular paying students is tested annually. If this relationship is not observed during a given academic year due to the departure of students, the institution must adjust the number of scholarships in a proportional manner the following academic year.

        An HEI that has joined PROUNI and remains in good standing is exempted, in whole or in part, from the following taxes during the period in which the term of membership is in effect:

  •
  IRPJ (income tax) and CSLL (social contribution), with respect to the portion of net income in proportion to revenues from traditional and technology undergraduate programs; and

  •
  Cofins (Contribution for the Financing of Social Security) and PIS (Program of Social Integration), concerning revenues from traditional and technology undergraduate programs.

        A number of municipal and state governments have sought to replicate PROUNI by creating their own programs that, for example, offer tax incentives through a reduction in, or credits against, the ISS (Municipal Services Tax) in exchange for scholarships to targeted social groups or professions. Laureate owns and operates HEI in several jurisdictions where such local incentive programs are in force.

        Student financing program.    FIES is a federal program established to provide financing to students enrolled in courses in private institutions of higher education that have maintained a minimum satisfactory evaluation according to SINAES and receive a grade of 3 or higher out of 5 on the ENADE. The program also allows for full financing to be offered to students, if the HEI achieves grade 4 or 5; however, the primary factor in determining whether a student is eligible to receive full or partial financing is how he or she scores on the program's means testing of household income relative to the cost of tuition.

        Under this basic structure, FIES targets both of the government's education policy goals: increased access and improved academic quality outcomes. The HEI receives the benefit of the FIES program through its participation in the intermediation of CFT-E (Certificado Financeiro do Tesouro) bonds, which are public bonds issued to the HEI by the federal government that the HEI may use to pay the national social security tax imposed by the INSS (National Social Security Institute) and certain other federal tax obligations. If the HEI is current with its taxes (i.e., it possesses a tax clearance certificate and is not otherwise involved in any tax-related disputes with the federal government that are not being defended in compliance with applicable security/bond requirements) then the HEI also has the option to sell the bonds for cash in a public auction conducted by one of the government-sponsored banks.

        Although the federal government is the direct creditor to the students, federal law stipulates that the HEI bear a portion of the credit risk. There are two different types of FIES contracts, and the HEI's exposure to the credit risk varies accordingly:

  •
  contracts with guarantor(s), when the student names someone (or a group of people) as the underwriter(s) of his or her loan. In this case, the HEI is responsible for up to 15% (for institutions with no tax disputes) and up to 30% (if the institution has one or more open tax disputes that are not being defended in compliance with the applicable security/bond requirements) of all related delinquencies. To effectuate this contribution the federal government withholds between 1% and 3% of the value of the HEI's monthly CFT-E receipts during the course of the student's enrollment. In case there is no default, or the default is smaller than the amount blocked, the federal government will release the withheld CFT-E amounts. The government has yet to establish guidelines determining how the HEI shall remit the unpaid balance in the event that the default amount is higher than the blocked amounts; and

  •
  contracts with no guarantor(s), when the student uses FGEDUC, a public fund created for this purpose, as the underwriter of his or her loan. In this case the federal government requires a contribution of 5.63% of the tuition value from the HEI. Under this contract type, the HEI contributes 5.63% of the FIES student's full tuition to the federal fund. FGEDUC guarantees 90% of the loan amount, leaving the HEI responsible for 15% of the other 10% in case of default. This option is not available to all students; moreover, no Laureate HEI currently participates in this part of the FIES program.

        Since February 2014, all new students who participate in FIES must also enroll in FGEDUC. FGEDUC allows participating educational institutions to insure themselves for 90% (or 13.5% of 15%) of their losses related to student defaults under the FIES program. The cost of the program is 6.25% of the amount covered, which represents 5.63% of a student's full tuition. Similar to FIES, the administrator withholds 5.63% of a student's tuition to fund the guarantee by FGEDUC.

        As of September 30, 2015, approximately 21% of our students in Brazil participated in FIES, representing approximately 26% of our Brazil revenues.

        In December 2014, the MEC along with FNDE, the agency that directly administers FIES, announced several significant rule changes to the FIES program beginning in 2015. These changes raise the eligibility requirements, reduce the annual budget of the program and delay payments to the post-secondary institutions that would otherwise have been due in 2015. The first change implements a minimum score on the high school achievement exam in order to enroll in the program. The second change alters the schedule for the payment and repurchase of credits as well as limits the opportunities for post-secondary institutions to sell any unused credits such that there is a significant delay between the time the post-secondary institution provides the educational services to the students and the time it receives payment from the government for 2015. In addition to these rule changes, FNDE implemented a policy for current students' loan renewals for 2015, which provides that returning students may not finance an amount that increases by more than 6.41%, which was later increased to 8.5%, from the amount financed in the previous semester, regardless of any increases in tuition or in the number of courses in which the student is enrolled, a policy that we believe violates the applicable law. For 2016, MEC announced that there will be no limitation to the tuition increase. Moreover, the online enrollment and re-enrollment system that all post-secondary institutions and students must use to access the program has experienced numerous technical and programming faults that have also interfered with the enrollment and re-enrollment process. Numerous challenges to these changes and requests for judicial relief from the system's faults have been filed in the Brazilian courts, most of which are pending.

        In October 2015, FNDE initiated negotiations with ABRAES aiming at settling the FIES payments that were delayed in 2015. The proposal from MEC was to divide the total amount due into three annual installments to be paid one fourth in 2016, one fourth in 2017 and half in 2018. The settlement agreement is currently under negotiation by the parties. Our post-secondary institutions in Brazil are associated with ABRAES; therefore, we expect that any settlement will apply to us.

        MEC also released new FIES regulations in July 2015 ("Normative Ordinances Nos. 08 and 10"), which supplement and amend the rules that were previously released. Among other changes, the Normative Ordinances revised the rules for student eligibility and classification, higher education institution participation and selection of the vacancies that will be offered to the students.

        Regarding student eligibility under the new rules, applicants will have to meet all of the following requirements: (i) have a gross household income of not more than 2.5 times the minimum wage per capita (the previous criterion was gross household income of not more than 20 times the minimum wage for all family members); (ii) not have a higher education degree; and (iii) have taken the National High School Proficiency Exam at least once since 2010, with a minimum score of 450 points and have a score greater than zero in the test of writing.

        In addition, the participating post-secondary institution must sign a participation agreement that contains its proposal of the number of vacancies offered and the following information per shift (morning, evening) and campus location: (i) tuition gross amount for the entire course, including all semesters; (ii) total tuition gross amount per course for the first semester, which must reflect at least a five percent discount to the course list price; and (iii) the number of vacancies that will be offered through the FIES selection process. Only courses with scores of 3, 4 or 5 in the SINAES evaluation are eligible to receive FIES students.

        The selection of vacancies by MEC to be offered to the students will be based on the following criteria: (i) FIES budget and the availability of resources; (ii) course score under SINAES's evaluation; (iii) priority courses, as defined by the government (pedagogy, engineering and health sector courses); and (iv) regionality—vacancies offered in the Northeast, North and Central-West regions will have priority over those offered in the South and Southeast regions.

        These program changes and systemic faults had an adverse impact on us in 2015.

        On December 11, 2015, MEC issued new FIES regulations ("Normative Ordinance No. 13"), which supplement and amend the rules previously released. Normative Ordinance No. 13 defined and clarified some rules for student eligibility and classification, higher education institution participation and selection of the vacancies that will be offered to the students in the first intake of 2016.

        Among other changes, it created a "waiting list" concept for students not selected in the first selection call. It also defined a rule that allows the remaining vacancies that were not filled in by the waiting list students to be redistributed among other programs of the post-secondary institution.

        The new rules for student eligibility, as compared with Normative Ordinances Nos. 8 and 10, are simpler, because the requirement of "not having a higher education degree" no longer applies. The other requirements, i.e., to have a gross household income of not more than 2.5 times the minimum wage per capita and to have taken the National High School Proficiency Exam at least once since 2010, with a minimum score of 450 points, and to have a score greater than zero in the test of writing, remain the same.

        Regarding the participation of post-secondary institutions in FIES, institutions still must sign a participation agreement that contains their proposal of the number of vacancies offered and the following information per shift (morning, evening) and campus location: (i) tuition gross amount for the entire course, including all semesters; (ii) total tuition gross amount per course for the first semester, which must reflect at least a five percent discount to the course list price; and (iii) the number of vacancies that will be offered through the FIES selection process. Also, only courses with scores of 3, 4 or 5 in the SINAES evaluation are eligible to receive FIES students.

        Another change in the new regulation was the number (or percentage) of vacancies that can be offered by the post-secondary institutions in relation to the score obtained in SINAES evaluation, which was reduced:

  •
  to up to 50% of the number of vacancies in courses with a score of 5 (from up to 100%);

  •
  to up to 40% of the number of vacancies in courses with a score of 4 (from up to 75%);

  •
  to up to 30% of the number of vacancies in courses with a score of 3 (from up to 50%); and

  •
  to up to 25% of the number of vacancies in courses that are in the process of authorization by MEC (from up to 50%).

        The criteria for the selection of vacancies by MEC to be offered to students were also modified by Normative Ordinance No. 13 and the regionality provisions of the prior Normative Ordinances (i.e., vacancies offered in the Northeast, North and Central-West regions would have had priority over those offered in the South and Southeast regions) were excluded from the regulation. Normative Ordinance No. 13 replaces the regionality criterion with a new criterion of "social relevance determined by micro-regions," which means that for each micro-region they will take into consideration the demand for higher education for educational financing (calculated by FIES) and the Human Development Index of each micro-region. All of the other criteria provided in the previous regulation were maintained in the new one (i.e., (i) FIES budget and the availability of resources, (ii) course score under SINAES's evaluation and (iii) priority courses, as defined by the government (pedagogy, engineering and health sector courses)). Normative Ordinance No. 13 also contains two annexes, which address in great detail the selection and tiebreaker criteria for the vacancies, as well as the rules for redistribution of remaining vacancies.

        Distance education.    Distance Education, or Educação à Distância ("EaD") in Brazil, is regulated by the LDB. The law defines EaD as an educational modality in which the didactic and pedagogical measurement in teaching and learning processes occur with the use of media, information and communication technologies, with students and teachers developing educational activities at different places and/or times.

        EaD programs can be offered at different levels and types of higher education, like professional education, including technical, medium and technological level of higher education, higher education, covering continuing education programs, undergraduate, specialization, masters and PhD. EaD programs may only be offered by HEI that are regularly accredited by the MEC. The accreditation request and respective renewal for EaD programs is separate from the accreditation process for the in-person programs delivered by the HEI.

        Universities and university centers accredited to offer EaD programs may create, organize and extinguish courses or higher education programs, upon notice to MEC, and the courses or programs created can only be offered within the limits of the scope defined in the HEI's accreditation act. Colleges (faculdades), must request MEC authorization to offer each specific EaD program.

        The list of requirements for accreditation in the federal education system comprehends physical infrastructure, academic facilities, and details the characteristics and equipment for the library and laboratory operations, along with the accessibility plan and priority seating. Once issued, the EaD accreditation license issued by MEC defines the scope of the HEI's EaD operations in the country, and any expansion beyond the licensed area may only occur with specific MEC permission. The HEI accreditation for the provision of EaD programs is valid for the evaluation cycle term and is renewable.

        EaD programs must be designed with the same duration as their respective in-person course programs. Moreover, the EaD regulatory scheme requires that the HEI perform some aspects in-person as follows: (i) student assessments; (ii) compulsory trainee programs, when provided for in the relevant legislation; (iii) dissertation defense for course completion, when provided for in the relevant legislation; and (iv) activities related to teaching laboratories, where applicable. The in-person events must be performed at the HEI's campus or at a specific, brick and mortar learning center duly accredited for this purpose, referred to as a "polo."

        It is also noteworthy that the HEI offering EaD programs, particularly the polos, are subject to inspection by the MEC at any time. Those inspections aim to demonstrate whether those HEI are compliant with legal and regulatory requirements. In the event of any irregularity not corrected within the given deadlines, the HEI may be subject to certain penalties, including disqualification.

        EaD certificates or diplomas issued by accredited HEI have national validity with the same force and effect as those certificates or diplomas issued for the completion of in-person programs.

Chilean Regulation

        The Political Constitution of the Republic of Chile guarantees every individual's right to education and sets forth the state's obligation to promote the development of education at all levels. It also provides for liberty in teaching, which includes the right to open, organize and maintain educational institutions, providing that a Constitutional Organic Law, which requires a super-majority vote in the Chilean Congress, must establish the requirements for the official recognition of educational institutions.

        The General Law on Education sets forth the requirements and the procedure for the official recognition of educational institutions, providing for an educational system that is mixed in nature, including a form of education owned and managed by the state and its bodies and another one that is privately provided. The principles that inspire the Chilean educational system include those of universality, by virtue of which education should be affordable to all individuals, quality of education, and respect for and promotion of the autonomy of the educational institutions, within the framework of the laws governing them.

        In the case of higher education, the law provides a licensing system for new institutions that, once completed, makes it possible for these institutions to achieve full autonomy. This autonomy consists of every higher education institution's right to govern itself, as provided in its bylaws, in all matters regarding the fulfillment of its purpose, and encompasses academic, economic and administrative autonomy. Academic autonomy includes the higher education entities' power to decide by themselves the manner in which their teaching, research and extension functions will be fulfilled and the establishment of their curricula and programs. Economic autonomy makes it possible for those establishments to manage their resources to fulfill their goals pursuant to their bylaws and the laws, while administrative autonomy empowers each higher education establishment to organize its operation in the form deemed most appropriate in accordance with its bylaws and the relevant laws.

        The Ministry of Education ("MINEDUC") is the department of state in charge of promoting the development of education at all levels. Its functions include those of proposing and assessing the policies and plans for educational and cultural development, assigning the necessary resources for the conduct of educational and cultural extension activities, evaluating the development of education, discussing and proposing general norms applicable to the sector and overseeing their enforcement, granting official recognition to educational institutions, supervising the activities of its dependent units and fulfilling the other functions assigned by the law.

        The MINEDUC's Higher Education Division is the unit in charge of overseeing compliance with the legal and regulatory norms that govern higher education, of providing advice on the proposal of policies at this level of education and of establishing institutional relations with the officially recognized higher education institutions.

        The National Education Council (Consejo Nacional de Educación) is an autonomous entity composed of ten members who must be academicians, professors or professionals with an outstanding career in teaching and educational management and whose functions, regarding higher education, consist of:

  •
  managing the license-granting system for new institutions;

  •
  deciding on institutional projects submitted by institutions for the purpose of their official recognition;

  •
  verifying the development of institutional projects of the institutions that have been approved;

  •
  establishing selective examination systems for the subjects or courses of study delivered by the higher education institutions subject to license-granting processes in order to evaluate compliance with the curricula and programs and the performance of students;

  •
  requesting from the MINEDUC, on a supported basis, the revocation of official recognition of the universities, professional institutes and technical training centers under the license-granting process;

  •
  managing the revocation process of higher education institutions;

  •
  assisting the MINEDUC in the management of the shutdown processes of autonomous higher education institutions, especially as to the process of awarding diplomas and degrees to students who are in the course of their education at the time of shutdown; and

  •
  serving as an appeals body for decisions of the National Accreditation Commission.

        The National Accreditation Commission (Comisión Nacional de Acreditación) is an autonomous entity, the function of which is to verify and promote the quality of the autonomous universities, professional institutes and technical training centers and of the courses of study and programs offered by them. In particular, the National Accreditation Commission is required to deliver an opinion on the institutional accreditation of higher education institutions, authorize the private agencies in charge of accreditation of courses of study and undergraduate programs and bachelor programs and specialty programs in the area of health, and supervise their operation.

        The Managing Commission of the Credit System for Higher Education Studies (Comisión Administradora del Sistema de Créditos para Estudios Superiores) is an entity whose functions include defining and assessing policies for the development and implementation of financing arrangements for higher education studies, entering into and proposing modifications to any necessary agreements with both domestic and foreign public and private financing entities and implementing those arrangements, and defining and evaluating the policies for higher education loans guaranteed by the state.

        Organization and recognition of higher education institutions.    The law recognizes state-owned higher education institutions, which may only be created by a law, and private institutions that must be organized in accordance with provisions contained in the law. The Chilean legislation provides that the state will officially recognize the following higher education institutions:

  •
  Universities:  Universities may grant professional certificates and all kinds of academic degrees, including graduate certificates, bachelor's degrees and Ph.Ds. Universities are the only institutions entitled to grant professional certificates with respect to which the law requires having previously obtained a bachelor's degree.

  •
  Professional Institutes:  Professional institutes may only confer professional certificates of the type that do not require a bachelor's degree, and technical certificates of a superior level to those students who have completed programs of at least 1,600 class hours without receiving a bachelor's degree.

  •
  Technical Training Centers:  Technical training centers may only confer a technical certificate of a superior level to those students who have completed programs of at least 1,600 class hours.

  •
  Educational institutions of the armed forces and police.

        Private universities must be created in accordance with the procedures set forth by law, and must always be not-for-profit entities in order to be officially recognized.

        Private professional institutes and technical training centers may be created by any individual or legal entity, they may be organized as for-profit or not-for-profit entities, and their sole purpose must be the creation, organization and maintenance of a professional institute or technical training center.

        In order to be officially recognized, universities, professional institutes and technical training centers must have the necessary teaching, didactic, economic, financial and physical resources to offer the academic degrees, professional certificates or technical certificates, as appropriate, which must be certified by the National Education Council. Additionally, these institutions must have a certification granted by the National Education Council evidencing that the entity has had both its institutional project and its academic programs approved and that it will have the progressive verification of its institutional development performed. Higher education institutions may only start their teaching activities once the official recognition has been granted.

        The official recognition of a higher education institution may be revoked and, in the case of universities, their legal existence may be revoked through a supported Statutory Decree of the MINEDUC, after a decision of the National Education Council adopted by the majority of its members in a meeting called for that sole purpose and after hearing the affected party, if that party (i) fails to comply with the objectives set forth in its bylaws, (ii) conducts activities contrary to morals, public order, good customs or national security, (iii) commits gross violations of its bylaws, or (iv) ceases to confer professional certificates to its graduates.

        The law provides for a system of license grants to higher education institutions, which includes the approval of institutional project and the evaluation, progress and materialization of its educational project for a period of no less than six years, at the end of which they may become fully autonomous.

        National system of quality assurance in higher education.    The law provides for a system of quality assurance in higher education that includes a system of institutional accreditation that consists of a process of analysis of existing mechanisms within the autonomous higher education institutions to guarantee their quality, bearing in mind both the existence of those mechanisms and their application and results, and a process of accreditation of courses of study or programs, consisting of a process of verification of the quality of the courses of study or programs offered by the autonomous higher education institutions, on the basis of their declared purposes and the criteria set forth by the respective academic and professional communities.

        Both the institutional accreditation and the accreditation of courses of study and undergraduate programs are voluntary, except that the courses of study and academic programs leading to the professional degrees of Surgeon, Elementary Education Teacher, Secondary Education Teacher, Differential Education Teacher and Nursery School Teacher are subject to mandatory accreditation.

        The institutional accreditation is filed with the National Accreditation Commission, whereas the accreditation of courses of study and undergraduate programs can be performed by domestic, foreign or international accreditation entities authorized by the National Accreditation Commission.

        Tax benefits.    Chilean universities recognized by the state, and the associations, corporations, partnerships and foundations that are created, organized or maintained by those universities, are exempted from paying tax on the income arising exclusively from their educational activities. Likewise, educational institutions are exempted from paying value-added tax, an exemption that is limited to the revenues arising from their teaching activities. Additionally, universities are exempted from paying withholding taxes for payments made abroad. There are also specific tax benefits for donations made to universities.

        Financing.    The Chilean state contributes to the direct financing of universities existing as of December 31, 1980 by means of contributions from the state. In addition, all universities, professional institutes and technical training centers recognized as higher education institutions receive an indirect contribution from the state, which is distributed on the basis of the scores obtained in the university admission test by the students enrolled in each higher education institution.

        Under the CAE Program, the state guarantees up to 90% of the principal plus interest on loans granted by financial institutions to students of higher education at autonomous, accredited institutions officially recognized by the state that select their first-year students on the basis of the score obtained in the university admission test and that use the aforesaid indirect contribution by the state exclusively for institutional development purposes.

        Recent developments.    Because of an ongoing controversy in Chile with respect to the quality of higher education and compliance with the regulations applicable to higher education institutions, since July 2011 several reforms have been promoted by the Chilean government. Some of these reforms were approved during the previous administration, such as amendments to the CAE Program reducing from 6% to 2% per annum the interest rate that CAE debtors must pay, limiting principal and interest payments under that program to 10% of a debtor's monthly income, and providing for the termination of the debt after a 180-month period.

        Other legislative reforms were promoted by members of the previous Chilean Congress but were not supported by the previous Chilean government, including proposals to restrict related party transactions between higher education institutions and entities that control them. In November and December 2013, Chile held national elections. The presidential election was won by former president Michelle Bachelet, who assumed office on March 11, 2014, and a political coalition led by Ms. Bachelet won the elections for both houses of the Chilean Congress, in each case for four years beginning on March 11, 2014. Although the election platform of the new government mentioned that stronger regulation of higher education was required, it did not contain specific commitments with respect to the abovementioned reforms, other than the creation of a special agency to oversee higher education institutions' compliance with law and regulations. In the second quarter of 2014, the new government announced the withdrawal of all of the prior administration's higher education proposals and its intent to submit new bills to the Chilean Congress during the second half of 2014. No such legislation has been introduced yet and, in September 2015, the Minister of Education announced that no legislation on higher education reform would be submitted to Congress before December 2015 at the earliest. We anticipate that any proposed legislation would, if adopted, introduce significant changes to the regulatory environment for higher education in Chile.

        On July 14, 2015, the Ministry of Education published on its website a "working document" ("Documento de Trabajo") entitled "Bases for Reform to the National System of Higher Education," in which it set out a proposed framework for the higher education legislation that it is considering introducing and requested public comment on the proposals not later than August 20, 2015. The principal elements of the proposal include a new regulatory framework for higher education (including a Superintendency of Higher Education), a mandatory common admissions process for all higher education institutions, a mandatory unified accreditation system for all institutions and programs, a new public financing system with the ultimate goal of providing free tuition for all undergraduate students at qualifying higher education institutions that choose to participate, and a prohibition on related party transactions. In order for a higher education institution to be eligible for its undergraduate students to receive free tuition, among other things, the institution would have to be organized as a not-for-profit entity, not have any for-profit entities as members or sponsors of the institution, and own a specified percentage of its fixed assets (which percentage has not yet been specified). The proposals described in the Documento de Trabajo have not yet been transformed into a legislative proposal and we cannot predict whether any legislative proposal that the Ministry of Education introduces would contain any or all of these terms, or that the Chilean Congress would enact any such legislative proposal.

        The Chilean Congress also recently approved legislation that provides for the appointment of a provisional administrator or closing administrator to handle the affairs of failing universities or universities found to have breached their bylaws. In addition, the Chilean Congress has recently approved legislation that would permit, but not require, universities and technical/vocational institutes to include in their bylaws provisions contemplating the participation of students, professors and employees in the governance of the institution. The legislation also provides that bylaws cannot contain provisions that prohibit, limit or obstruct the free organization of students as well as academic and non-academic personnel.

        In June 2012, an investigative committee of the Chilean Chamber of Deputies issued a preliminary report on the Chilean higher education system alleging that certain universities, including the three universities that Laureate controls in Chile, have not complied with the requirements of Chilean law that universities be not-for-profit. Among the irregularities cited in the report are high salaries to board members or top executives, outsourcing of services to related parties, and that universities are being bought and sold by foreign and economic groups. The investigative committee referred its report to the Ministry of Education and to the Public Prosecutor of Chile to determine whether there has been any violation of the law. The Public Prosecutor appointed a regional prosecutor to investigate whether any criminal charges should be brought for alleged violations of the laws on higher education and, more than three years later, no charges have been brought by the regional prosecutor against any institutions in the Laureate International Universities network. On July 19, 2012, the Chilean Chamber of Deputies rejected the report of the investigative committee. In December 2012, in light of the criminal prosecution of the former president of the National Accreditation Commission for alleged bribery, the Chilean Chamber of Deputies mandated its Education Commission to be an investigative committee regarding the functioning of the National Accreditation Commission, especially with respect to compliance with the National Accreditation Commission's duty to oversee higher education entities. The Education Commission delivered a report, which was approved by the Chamber of Deputies on October 1, 2013, containing several recommendations to improve regulation of the higher education accreditation system. Additionally, the Chilean Chamber of Deputies approved the creation of a special investigative committee to resume the investigation of higher education performed by the investigative committee that issued the June 2012 report that was previously rejected by the Chamber of Deputies. On January 15, 2014, that investigative committee approved a new report recommending, among other things, improvements to the Chilean higher education system regulations, amendments to the higher education financing system, particularly the CAE Program, imposition of criminal penalties for violation of the requirement that universities be not-for-profit, and support of legislation that would prohibit related party transactions, prohibit the transfer of control of universities, and require universities to have independent board members. The report was approved by the full Chamber of Deputies on April 1, 2014.

        On February 18, 2014, the Ministry of Education disclosed that on November 15, 2013 and February 11, 2014, it had initiated internal investigations into UDLA Chile and UNAB, respectively. The investigations were initiated upon referrals from the National Education Council and the National Accreditation Commission, which had conveyed to the Ministry of Education their concerns regarding certain agreements entered into by UDLA Chile and UNAB with their controlling entities, including concerns about the amount and real use made by the universities of the services provided under those agreements. The investigations are an initial step by the Ministry of Education to determine whether the Ministry should begin formal sanction proceedings against the universities. The Ministry of Education also disclosed that it has delivered relevant documentation on the matter to the Public Prosecutor.

        In May 2014, SII instituted an audit of UVM Chile, UNAB and UDLA Chile questioning whether they had regularly paid their taxes as non-profit entities for the period 2011 to 2014, specifically in relation to their financial dealings with Laureate, for-profit entities. Any non-compliance with the non-profit laws would subject them to the payment of additional taxes and penalties. As of August 2015, SII had notified all three institutions that its audit detected "no differences" in the taxes paid and the taxes owed, and provided a written closure letter to each of the institutions.

Mexican Regulation

        Mexican law provides that private entities are entitled to render education services in accordance with applicable legal provisions. These provisions regulate the education services rendered by the federal government, the states and private entities and contain guidelines for the allocation of the higher education role among the federal government, the states and the municipalities, including their respective economic contributions in order to jointly participate in the development and coordination of higher education.

        There are three levels of regulation in Mexico: federal; state; and municipal. The federal authority is the Federal Ministry of Public Education (Secretaría de Educación Pública). Each of the 31 states and the Federal District has the right to establish a local Ministry of Education, and each municipality of each state may establish a municipal education authority that only has authority to advertise and promote educational services and/or activities. Additionally, since February 26, 2013, the National Institute for the Evaluation of Educational Services (Instituto Nacional para la Evaluación de la Educación) is in charge of, among other things, evaluating the quality of the study plans and programs for Basic and Mid-Superior education services (as further described below).

        Some functions are exclusive to the Federal Ministry of Education such as the establishment of study plans and programs for Basic and Mid-Superior education services Other functions are exclusive to the state Ministries of Education such as the coordination and administration of the local registry of students, teachers, education institutions and schools. There are also concurrent functions such as the granting and withdrawal of governmental recognition of validity of studies (Reconocimiento de Validez Oficial de Estudios) ("REVOEs," for its acronym in Spanish).

        The General Law on Education (Ley General de Educación) in Mexico classifies studies in the following three categories: (i) Basic Education, which includes pre-school (kindergarten), elementary school and junior high school (secundaria); (ii) Mid-Superior Education, which includes high school (prepataroria) and equivalent studies, as well as professional education that does not consider preparatoria as a prerequisite; and (iii) Superior Education, which includes the studies taught after prepataroria, including undergraduate school (licenciatura), specialties (especialidades), masters studies, doctorate studies and studies for teachers (educación normal).

        The General Law on Education provides that in order for private entities to be able to provide Basic Education Services and studies for teachers (educación normal), a prior governmental authorization is required (the "Authorization"). For other studies, including Mid-Superior and Superior Education Services, no prior governmental authorization is required. However, if the private entities desire to provide Mid-Superior and Superior Education Services, and want those studies to be integrated into the federal and/or local public educational system, they must obtain a REVOE by the federal and/or local Ministry of Education, respectively.

        The REVOEs are issued by the Federal Ministry of Education under the General Law on Education, or by any of the state Ministries of Education under the applicable state law. REVOEs are granted for each program taught in each campus. If there is a change in the program or in the campus in which it is taught, the entity will need to get a new REVOE.

        The Federal Ministry of Education has issued a set of general resolutions (Acuerdos) that regulate the general requirements for obtaining REVOEs. The main Acuerdos are (i) Acuerdo 243 issued on May 27, 1998 to set the general guidelines for obtaining an Authorization or REVOE, and (ii) Acuerdo 279 issued on July 10, 2000 to set the procedures related to REVOEs for Superior Education studies. The Federal Ministry of Education recommends to the local Ministries of Education the adoption and inclusion of the provisions contained in Acuerdo 243 and Acuerdo 279 in the local Law on Education and other applicable local laws and regulations.

        In general terms, federal and state laws in Mexico provide for three requirements for granting REVOEs:

  •
  personnel that have adequate qualifications to render education services and that comply with the appropriate administrative requirements;

  •
  facilities that meet the hygiene, security and pedagogic conditions determined by the authority; and

  •
  studies, plans and programs that the authority considers appropriate.

        Depending on each state, other requirements may apply, for example, that private institutions that provide educational services with REVOEs need to be registered with the corresponding local authorities.

        Acuerdo 279 regulates in detail the provisions contained under the General Law on Education to grant REVOEs for Superior Education studies, regarding faculty, plans and programs of studies, inspection visits, procedures, etc. Acuerdo 279 provides that the faculty that participate in programs taught by private institutions must be full-time faculty or faculty retained by subject. Acuerdo 279 regulates the qualifications that the faculty members have to meet depending on whether they are full-time or part-time, and provides that a minimum percentage of courses need to be taught by full-time faculty, which percentage depends on the type of program taught.

        Acuerdo 279 also provides that private institutions that provide Superior Education services in accordance with presidential decrees or secretarial resolutions (acuerdos secretariales) issued specifically to them may maintain the obligations provided to them thereunder and may function under the provisions of Acuerdo 279 to the extent the provisions of this latter Acuerdo benefit them. Currently, Universidad Tecnológica de México, S.C. and Universidad del Valle de México, S.C. have secretarial resolutions that were issued in their favor before the issuance of Acuerdo 279. The obligations contained in these secretarial resolutions generally conform to the obligations provided under Acuerdo 279.

        The regulatory authorities are entitled to conduct inspection visits to the facilities of educational institutions to verify compliance with applicable legal provisions. Failure to comply with applicable legal provisions may result in the imposition of fines, in the cancellation of the applicable REVOE and in the closure of the education facilities.

        Private institutions with REVOEs are required to grant a minimum percentage of scholarships to students. Acuerdo 279 provides that private institutions grant scholarships to at least five percent of the total students registered during each academic term. Scholarships consist, in whole or in part, of payment of the registration and tuition fees established by the educational institution. The granting of scholarships has to be provided for in the internal regulations of the educational institution, which regulations must provide:

  •
  authority of the institution that will coordinate the application and supervision of the compliance with the applicable provisions;

  •
  terms and procedures for the expedition and dissemination of the scholarships grant;

  •
  requirements with which the applicants of scholarships will have to comply;

  •
  types of scholarships offered;

  •
  procedures for the delivery of results; and

  •
  conditions to maintain and to cancel scholarships.

        Acuerdo 279 provides for the minimum percentage of courses that must be taught by full-time faculty. Private education institutions that do not meet the minimum requirements must submit to the education authority, for approval, a detailed justification in that regard making reference to the area of knowledge of the plan of studies, level thereof, education mode, general purpose of the plan and educational model proposed for the referenced studies. In addition, for masters studies focused in research, the university must have at least one full-time active investigator for every 25 students and for doctorate studies, must have at least one full-time active investigator for every ten students.

        Private entities may also obtain the recognition of validity of their programs from the National Autonomous University of Mexico (Universidad Nacional Autónoma de México or "UNAM"). The General Regulations of Incorporation and Validation of Studies issued by UNAM provide that programs followed in private entities may be "incorporated" to UNAM in order for UNAM to recognize their validity. For the programs to be incorporated the following general requirements must be met:

  •
  they have to be complete cycles and not isolated subjects;

  •
  the private entity must have appropriate infrastructure (workshops, laboratories, libraries, etc.);

  •
  the private entity must have professors, study plans, programs and other academic elements approved by UNAM; and

  •
  the private entity must be subject to the inspection and surveillance of UNAM and pay the corresponding fees.

        The UNAM regulations also provide that private entities incorporated to UNAM must grant scholarships to at least five percent of the total students registered in such entity. These scholarships shall consist of the exemption in whole of payment of the registration and tuition fees established by the educational entity. The students entitled to have this benefit will be selected by UNAM. Some of our high school programs and one of our medical programs are incorporated to UVM Mexico.

Peruvian Regulation

        We operate four post-secondary education institutions in Peru, two of which are universities and two of which are technical-vocational institutes. Peruvian law provides that universities and technical-vocational institutes can be operated as public or private entities, and that the private entities may be organized for profit. The Ministry of Education has overall responsibility for the national education system.

        In 2014, the Peruvian Congress enacted a new University Law to regulate the establishment, operation, monitoring and closure of universities. The law also promotes continuous improvement of quality at Peruvian universities. The law created a new agency, the Superintendencia de Educación Superior Universitaria ("SUNEDU"), which is responsible for carrying out the governmental role in university regulation, including ensuring quality. While institutional autonomy is still recognized, and universities are permitted to create their own internal governance rules and determine their own academic, management and economic systems, including curriculum design and entrance and graduation requirements, all of these matters are now subject to review and evaluation by SUNEDU through its periodic review of universities as part of a license renewal process.

        Under the new law, university licenses are temporary but renewable, and will be granted by SUNEDU for a maximum of six years. On November 24, 2015 the Board of SUNEDU promulgated regulations for the university licensing process. For licenses to be renewed, universities will have to demonstrate to SUNEDU that it comply with, at a minimum, certain Basic Quality Conditions ("BQCs") (i.e., that they have specified academic goals and that the degrees granted and plans of study are aligned with those goals, that their academic offerings are compatible with their planning goals (e.g., there is sufficient labor demand for careers offered), that they have appropriate infrastructure and equipment, that they engage in research, that they have a sufficient supply of qualified teachers, at least 25% of whom will need to be full-time, that they supply adequate basic complementary educational services (e.g., medical and psychological services and sports activities), that they provide appropriate placement office services, and that they have transparency of institutional information). The relicensing process started on December 15, 2015 and will end on December 31, 2017 and is divided by groups. UPC and UPN have been included in Group 5, the review process for which will start in early 2017, although universities are permitted to apply earlier than their scheduled time. The review committee of SUNEDU will issue a license at the end of the relicensing process or, alternatively, not issue a license and provide for a remediation period if one or more of the BQCs are not, in its opinion, satisfied. Following a one-year period, SUNEDU will make a new verification visit after the university has presented and implemented its remediation plan.

        Technical-vocational institutes are regulated by the Ministry of Education, which grants operating licenses for not less than three nor more than six years, after which the Ministry conducts a revalidation process. The approval of new institute licenses is based on the evaluation by the Ministry of the institute's institutional goals, the curricula of its education programs and their link with careers needed in the Peruvian economy, the availability of adequate qualified teachers, the institute's infrastructure, the institute's financial resources, and the favorable opinion of the National System of Assessment, Accreditation and Certification of Education Quality ("SINEACES") regarding the appropriateness of the programs the institute is offering. SINEACES is also responsible for the accreditation of programs and careers at all higher education institutions. A new Institutes Law has been presented for discussion in draft form in the Peruvian Congress and is expected to be approved before the end of 2015 or during 2016.

        There will be a Presidential election in Peru during the first half of 2016, and the new President will enter into office at the end of July 2016. It is likely that the new President will replace the SUNEDU authorities and the Minister of Education, and certain policies might change or be delayed in implementation.

U.S. Regulation

        Our institutions in the United States are subject to extensive regulation by the DOE, accrediting agencies and state educational agencies. The regulations, standards and policies of these agencies cover substantially all of our U.S. Institutions' operations, including their educational programs, facilities, instructional and administrative staff, administrative procedures, marketing, recruiting, finances, results of operations and financial condition.

        As institutions of higher education that grants degrees and diplomas, our U.S. Institutions are required to be authorized by appropriate state educational agencies. In addition, the DOE regulates our U.S. Institutions due to their participation in federal student financial aid programs under Title IV of the HEA, or Title IV programs. Title IV programs currently include grants and educational loans provided directly by the federal government, including loans to students and parents through the William D. Ford Federal Direct Loan Program (the "Direct Loan Program"). The Direct Loan Program offers Federal Stafford Loans, Federal Parent PLUS Loans, Federal Grad PLUS Loans and Federal Consolidation Loans. Prior to July 1, 2010, Title IV programs also included educational loans issued by private banks with below-market interest rates that are guaranteed by the federal government in the event of a student's default on repaying the loan. A significant percentage of students at our U.S. Institutions rely on the availability of Title IV programs to finance their cost of attendance.

        To participate in Title IV programs, our U.S. Institutions are required to both maintain authorization by the appropriate state educational agency or agencies and be accredited by an accrediting agency recognized by the DOE. The HEA requires accrediting agencies recognized by the DOE to review and monitor many aspects of an institution's operations and to take appropriate action if the institution fails to meet the accrediting agency's standards.

        We plan and implement our business activities to comply with the standards of these regulatory agencies. To monitor compliance with this regulatory environment, institutions participating in Title IV programs undergo periodic reviews to demonstrate, among other things, that they maintain proper accreditation, state authorization, and adequate financial resources. Historically, our U.S. Institutions have never sustained a disruption in access to federal funding.

State Education Licensure and Regulation

        Our U.S. Institutions are required by the HEA to be authorized by applicable state educational agencies in the states where we are located to participate in Title IV programs. To maintain requisite state authorizations, our U.S. Institutions are required to continuously meet standards relating to, among other things, educational programs, facilities, instructional and administrative staff, marketing and recruitment, financial operations, addition of new locations and educational programs and various operational and administrative procedures. These standards can be different than and conflict with the requirements of the DOE and other applicable regulatory bodies. State laws and regulations may limit our ability to offer educational programs and offer certain degrees. Some states may also prescribe financial regulations that are different from those of the DOE and many require the posting of surety bonds. Failure to comply with the requirements of applicable state educational agencies could result in us losing our authorization to offer educational programs in those states. If that were to occur, the applicable state educational agency could force us to cease operations in their state. Even if the applicable state educational agency does not require an institution to cease operations on an immediate basis, the loss of authorization by that state educational agency would then cause our institution in such state to lose eligibility to participate in Title IV programs, and such loss of Title IV program eligibility could force that institution to cease operations in such state. Alternatively, the state educational licensing agencies could restrict the institution's ability to offer certain degree or diploma programs. We may also be subject to review by applicable state educational agencies or associations.

        Each of our U.S. Institutions maintains an authorization from the pertinent state regulatory authority in which such institutions are physically located, or is exempt under current state law from a requirement to be specifically authorized. If any of the authorizations provided to one or more of our U.S. Institutions are determined not to comply with the DOE regulations, or one or more of our U.S. Institutions is unable to obtain or maintain an authorization that satisfies the DOE requirements, students at the pertinent institution may be unable to access Title IV funds, which could have a material adverse effect on our business, financial condition and results of operations in the United States.

        DOE regulations effective July 1, 2011 imposed new requirements regarding whether a state's authorization of an educational institution is sufficient for purposes of participation in the Title IV programs. These regulations also included a requirement that an institution meet any state authorization requirements in a state in which it has distance education students, but in which it is not physically located or otherwise subject to state jurisdiction, as a condition of awarding Title IV funds to students in that state. In July 2011, a Federal District Court issued an order vacating the regulation as related to distance education, which was sustained by the United States Court of Appeals for the District of Columbia Circuit. In 2014, the DOE began a new program integrity negotiated rulemaking that included, among other issues, state authorization of distance education. In June 2014, the DOE announced that the rulemaking on state authorization of distance education would be put on hold.

        Independent of this matter of federal regulation, several states have asserted jurisdiction over educational institutions offering online degree programs that have no physical location or other presence in the state, but that have some activity in the state, such as enrolling or offering educational services to students who reside in the state, conducting practica or sponsoring internships in the state, employing faculty who reside in the state or advertising to or recruiting prospective students in the state. Thus, our activities in certain states constitute a presence requiring licensure or authorization under requirements of state law, regulation or policy of the state educational agency, even though we do not have a physical facility in such states. Therefore, in addition to the states where we maintain physical facilities, we have obtained approvals or exemptions that we believe are necessary in connection with our activities that may constitute a presence in such states requiring licensure or authorization by the state educational agency based on the laws, rules or regulations of that state. In recent years, several states have voluntarily entered into SARA that establish standards for interstate offering of postsecondary distance education courses and programs. If an institution's home state participates in SARA and authorizes the institution to provide distance education in accordance with SARA standards, then the institution need not obtain additional authorizations for distance education from any other SARA member state. The SARA participation requirements and process are administered by the four regional higher education compacts in the United States (the Midwestern Higher Education Compact, the New England Board of Higher Education, the Southern Regional Education Board and the Western Interstate Commission for Higher Education) and is overseen by the National Council for State Authorization Reciprocity Agreements. As of June 2015, Walden University was approved by the Midwestern Higher Education Compact to participate in SARA.

        Notwithstanding our efforts to obtain approvals or exemptions, state regulatory requirements for online education vary among the states, are not well developed in many states, are imprecise or unclear in some states and can change frequently. Because our U.S. Institutions enroll students in online degree programs, we expect that regulatory authorities in other states where we are not currently licensed or authorized may request that we seek additional licenses or authorizations for these institutions in their states in the future. If any of our U.S. Institutions fails to comply with state licensing or authorization requirements for a state, or fails to obtain licenses or authorizations when required, that institution could lose its state licensure or authorization by that state, which could prohibit it from recruiting prospective students or offering services to current students in that state. We could also be subject to other sanctions, including restrictions on activities in that state, fines and penalties. We review the licensure requirements of other states when we believe that it is appropriate to determine whether our activities in those states may constitute a presence or otherwise may require licensure or authorization by the respective state education agencies. In addition, state laws and regulations may limit our ability to offer educational programs and to award degrees and may limit the ability of our students to sit for certification exams in their chosen fields of study. New laws, regulations or interpretations related to offering educational programs online could increase our cost of doing business and affect our ability to recruit students in particular states, which could, in turn, adversely affect our U.S. Institutions' enrollments and revenues and have a material adverse effect on our business.

        We also are subject to extensive state laws and regulations, including standards for instruction, qualifications of faculty, administrative procedures, marketing, recruiting, financial operations and other operational matters. The proprietary education industry is experiencing broad-based, intensifying scrutiny in the form of increased investigations and enforcement actions. In October 2014, the DOE announced that it will be leading an interagency task force composed of the DOE, the FTC, the U.S. Departments of Justice, Treasury and Veterans Affairs, the CFPB, the SEC, and numerous state attorneys general. Attorneys general in several states have become more active in enforcing consumer protection laws, especially related to recruiting practices and the financing of education at proprietary educational institutions. In addition, several state attorneys general have recently partnered with the CFPB to review industry practices. The FTC has also recently issued civil investigative demands to several other U.S. proprietary educational institutions, which require the institutions to provide documents and information related to the advertising, marketing, or sale of secondary or postsecondary educational products or services, or educational accreditation products or services. If our past or current business practices are found to violate applicable consumer protection laws, or if we are found to have made misrepresentations to our current or prospective students about our educational programs, we could be subject to monetary fines or penalties and possible limitations on the manner in which we conduct our business, which could materially and adversely affect our business, financial condition, results of operations and cash flows. To the extent that more states or government agencies commence investigations, act in concert, or direct their focus on our U.S. Institutions, the cost of responding to these inquiries and investigations could increase significantly, and the potential impact on our business would be substantially greater.

        In January 2015, two students filed suit against us and Walden University, seeking class action status and alleging claims for breach of contract and unjust enrichment and violations of the Maryland and Illinois consumer protection laws and California unfair competition law related to the students' doctoral dissertation and master's thesis processes. A third student joined as a plaintiff when the complaint was subsequently amended. In addition, several groups of current and former students have filed four separate lawsuits against St. Augustine relating to matters arising before we acquired the school in November 2013. The allegations pertain to a program that was launched in May 2011 and, at the time, offered a "Master of Orthopaedic Physician's Assistant Program" degree. The plaintiffs in these matters allege that the university misrepresented their ability to practice as licensed Physician Assistants with a heightened specialty in orthopaedics. We believe the claims in these cases are without merit and intend to defend vigorously against the allegations. Any adverse outcome in such litigation could result in monetary or injunctive relief, which could adversely affect our U.S. Institutions and their operations.

State Professional Licensure

        Many states have specific licensure requirements that an individual must satisfy to be licensed as a professional in specified fields, including fields such as education and healthcare. These requirements vary by state and by field. A student's success in obtaining licensure following graduation typically depends on several factors, including but not limited to: the background and qualifications of the individual graduate; whether the institution and the program were approved by the state in which the graduate seeks licensure; whether the program from which the student graduated meets all requirements for professional licensure in that state; whether the institution and the program are accredited and, if so, by what accrediting agencies; and whether the institution's degrees are recognized by other states in which a student may seek to work. Several states also require that graduates pass a state test or examination as a prerequisite to becoming certified in certain fields, such as teaching and nursing. In several states, an educational program must be approved by a professional association in order for graduates to be licensed in that professional field. In the field of psychology, an increasing number of states require approval by either the American Psychological Association ("APA") or the Association of State and Provincial Psychology Boards ("ASPPB"). To date, Walden University has been unable to obtain approval of its Ph.D. program in Counseling Psychology from the ASPPB or APA. Additionally, states often require a criminal background clearance before granting certain professional licensures or certifications. The catalogs for our U.S. Institutions inform students that it is incumbent upon the student to verify whether a specific criminal background clearance is required in their field of study prior to beginning course work.

        Additionally, under the HEA, proprietary schools generally are eligible to participate in Title IV programs in respect of educational programs that lead to "gainful employment in a recognized occupation." As part of regulations promulgated by the DOE to more specifically define "gainful employment," which became effective on July 1, 2015 and are described in more detail below, the DOE will require each of our U.S. Institutions to certify that its educational programs meet the applicable requirements for graduates to be professionally or occupationally certified in the state in which the institution is located. Failure to provide such certification may result in such programs being ineligible for Title IV program funds. It is possible that several programs offered by our schools may be adversely impacted by this requirement due to lack of specialized program accreditation or certification in the states in which such institutions are based.

Accreditation

        Accreditation is a private, non-governmental process for evaluating the quality of educational institutions and their programs in areas, including student performance, governance, integrity, educational quality, faculty, physical resources, administrative capability and resources and financial stability. To be recognized by the DOE, accrediting agencies must comply with DOE regulations, which require, among other things, that accrediting agencies adopt specific standards for their review of educational institutions, conduct peer review evaluations of institutions and publicly designate those institutions that meet their criteria. An accredited institution is subject to periodic review or review when necessary by its accrediting agencies to determine whether it continues to meet the performance, integrity and quality required for accreditation. Kendall College and Walden University are institutionally accredited by the Higher Learning Commission, a regional accrediting agency recognized by the DOE. NewSchool of Architecture and Design and St. Augustine are institutionally accredited by the Accrediting Commission for Senior Colleges and Universities of the Western Association of Colleges and Schools ("WASC"). St. Augustine is also accredited by the Distance Education and Accrediting Commission ("DEAC"). Accreditation by these accrediting agencies is important to us for several reasons, one being that it enables eligible students at our U.S. Institutions to receive Title IV financial aid. In addition, other colleges and universities depend, in part, on an institution's accreditation in evaluating transfers of credit and applications to graduate schools. Employers also rely on the accredited status of institutions when evaluating candidates' credentials, and students and corporate and government sponsors under tuition reimbursement programs consider accreditation as assurance that an institution maintains quality educational standards. If any of our U.S. Institutions fails to satisfy the standards of its respective accrediting agency, that institution could lose its accreditation by that accrediting agency, which would cause it to lose its eligibility to participate in Title IV programs.

        The HEA and regulations issued by the DOE require accrediting agencies to monitor the growth of institutions that they accredit. Our U.S. Institutions' respective accrediting agencies require all affiliated institutions, including us, to complete an annual data report. If the non-financial data, particularly enrollment information, and any other information submitted by the institution indicate problems, rapid change or significant growth, the staff of the respective accrediting agency may require that the institution address any concerns arising from the data report in the next self-study and visit process or may recommend additional monitoring. In addition, DOE regulations require the Higher Learning Commission to notify the DOE if an institution it accredits that offers distance learning programs, such as Kendall College and Walden University, experiences an increase in its headcount enrollment of 50% or more in any fiscal year. The DOE may consider that information in connection with its own regulatory oversight activities.

        In addition to institution-wide accreditation, there are numerous specialized accrediting agencies that accredit specific programs or schools within their jurisdiction, many of which are in healthcare and professional fields. Accreditation of specific programs by one of these specialized accrediting agencies signifies that those programs have met the additional standards of those agencies. In addition to being accredited by regional and/or national accrediting agencies, our U.S. Institutions also have the following specialized accreditations:

  •
  the American Culinary Federation Education Foundation Accrediting Commission accredits the A.A.S. in Culinary Arts and the A.A.S. in Baking & Pastry programs in the School of Culinary Arts at Kendall College;

  •
  the Council for Accreditation of Counseling and Related Educational Programs accredits the M.S. in Clinical Mental Health Counseling, M.S. in Marriage, Couple and Family Counseling and Ph.D. in Counselor Education and Supervision programs at Walden University;

  •
  the Commission on Collegiate Nursing Education accredits the B.S. in Nursing, M.S. in Nursing and Doctor of Nursing Practice programs at Walden University;

  •
  the Accreditation Council for Business Schools and Programs accredits the B.S. in Business Administration, Master of Business Administration, Doctor of Business Administration and Ph.D. in Management programs at Walden University;

  •
  the National Architecture Accrediting Board accredits NewSchool of Architecture and Design's architecture programs;

  •
  the National Council for Accreditation of Teacher Education accredits the Richard W. Riley College of Education and Leadership at Walden University;

  •
  the Project Management Institute Global Accreditation Center for Project Management Education Program accredits the M.S. in Project Management program at Walden University;

  •
  the ABET accredits the B.S. in Information Technology online program at Walden University;

  •
  the Commission for Accreditation of Physical Therapy Education accredits the first professional Physical Therapy programs at St. Augustine;

  •
  the Accreditation Council for Occupational Therapy Education accredits the first professional Occupational Therapy programs at St. Augustine;

  •
  the International Association for Continuing Education and Training recognizes the St. Augustine as an Authorized Provider of continuing education programs; and

  •
  the Council on Social Work Education accredits the master's social work program at Walden University.

        If we fail to satisfy the standards of any of these specialized accrediting agencies, we could lose the specialized accreditation for the affected programs, which could result in materially reduced student enrollments in those programs.

Congressional Hearings and Related Actions

        The U.S. Congress must authorize and appropriate funding for Title IV programs under the HEA and can change the laws governing Title IV programs at any time. The HEA was most recently reauthorized in August 2008 through federal fiscal year 2014, although the U.S. Congress has taken actions required to extend Title IV programs while a HEA reauthorization remains pending and the Title IV programs remain authorized and functioning. Congress continues to engage in HEA reauthorization hearings, with such hearings examining various subjects to be potentially addressed through reauthorization, including, but not limited to, college affordability, the role of consumer information in college choices by students and families, whether Title IV programs should include institutional risk-sharing, and the role of accrediting agencies in ensuring institutional quality, among other items. We cannot predict the timing and terms of any eventual HEA reauthorization, including any potential changes to institutional participation or student eligibility requirements or funding levels for particular Title IV programs.

        In addition to comprehensive reauthorizations of the HEA, Congress may periodically revise the law and other statutory requirements governing Title IV programs. In addition to Title IV programs, eligible veterans and military personnel may receive educational benefits under other federal programs. Congress must determine the funding levels for Title IV programs, and programs benefiting eligible veterans and military personnel, on an annual basis through the budget and appropriations process. A reduction in federal funding levels for Title IV programs, or for programs providing educational benefits to veterans and military personnel, could reduce the ability of some students to finance their education. The loss of, or a significant reduction in, Title IV program funds or other federal education benefits available to students at our U.S. Institutions could reduce our enrollments and revenues and have a material adverse effect on our business.

        In recent years, the House Education and Workforce Committee and the Senate HELP Committee in the U.S. Congress have increased the focus on the role of the for-profit post-secondary education industry. In the past, hearings by these committees have focused, among other things, on the manner in which accrediting agencies review higher education institutions, student recruiting and admissions and outcomes of students. In July 2012, former Senator Tom Harkin, the then-Chairman of the Senate HELP Committee, and the then-majority staff of the Senate HELP Committee released a report analyzing information from thirty companies operating proprietary institutions, including Walden University. While stating that proprietary educational institutions play an important role in higher education and should be well-equipped to meet the needs of non-traditional students who now constitute the majority of the postsecondary education population, the report was critical of the proprietary sector.

        The U.S. Congress and the DoD have increased their focus on DoD tuition assistance that is used for distance education and programs at proprietary institutions. In September 2011, a subcommittee of the U.S. Senate Homeland Security and Government Affairs Committee conducted hearings covering the quality of education provided by proprietary institutions and treatment of educational benefits for military personnel for purposes of the 90/10 Rule on institutional eligibility for Title IV programs. In April 2012, President Obama signed an executive order aimed at providing military personnel, veterans and their family members with the resources they need to make an informed decision about their educational prospects and other protections. In August 2013, the DoD began incorporating the principles of excellence outlined in the 2012 Executive Order into their current MOU, which increases oversight of educational programs offered to active duty service members and conveys the commitments and agreements between educational institutions and the DoD prior to accepting funds under the tuition assistance program. Institutions were required to sign the MOU by March 30, 2012. After March 1, 2013, institutions without a signed DoD MOU cannot enroll service members under the tuition assistance program. In May 2014, the DoD released a final version of its revised MOU, which included new provisions applicable to all higher educational institutions providing educational programs through the DoD tuition assistance program. Among other things, the MOU requested that participating institutions provide meaningful information to students about the financial cost and attendance at an institution so military students can make informed decisions on where to attend school, will not use unfair, deceptive, and abusive recruiting practices and will provide academic and student support services to service members and their families. The revised MOU also implemented rules to strengthen existing procedures for access to DoD installations by educational institutions, a DoD Postsecondary Education Complaint System for service members, spouses, and adult family members to register student complaints and established authorization for the military departments to establish service-specific tuition assistance eligibility criteria and management controls. Our U.S. Institutions utilizing tuition assistance have signed DoD's standard MOU. The DoD has begun to increase its enforcement activity in connection with the 2012 Executive Order.

Regulation of Federal Student Financial Aid Programs

        To be eligible to participate in Title IV programs, an institution must comply with specific requirements contained in the HEA and the regulations issued thereunder by the DOE. An institution must, among other things, be licensed or authorized to offer its educational programs by the state or states in which it is located and maintain institutional accreditation by an accrediting agency recognized by the DOE. The substantial amount of federal funds disbursed to schools through Title IV programs, the large number of students and institutions participating in these programs and allegations of fraud and abuse by certain for-profit educational institutions have caused Congress to require the DOE to exercise considerable regulatory oversight over for-profit educational institutions. As a result, for-profit educational institutions, including ours, are subject to extensive oversight and review. Because the DOE periodically revises its regulations and changes its interpretations of existing laws and regulations, we cannot predict with certainty how the Title IV program requirements will be applied in all circumstances.

        Significant aspects of Title IV programs include the following:

        Eligibility and certification procedures.    Each of our U.S. Institutions must apply periodically to the DOE for continued certification to participate in Title IV programs. Such recertification generally is required every six years, but may be required earlier, including when an institution undergoes a change in control. An institution may also come under the DOE's review when it expands its activities in certain ways, such as opening an additional location, adding a new educational program or modifying the academic credentials it offers. The DOE may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards and in certain other circumstances, such as when an institution is certified for the first time or undergoes a change in control. During the period of provisional certification, the institution must comply with any additional conditions included in the institution's program participation agreement with the DOE. In addition, the DOE may more closely review an institution that is provisionally certified if it applies for recertification or approval to open a new location, add an educational program, acquire another institution or make any other significant change. If the DOE determines that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may seek to revoke the institution's certification to participate in Title IV programs without advance notice or opportunity for the institution to challenge the action. Students attending provisionally certified institutions remain eligible to receive Title IV program funds. Each of our U.S. Institutions currently is provisionally certified to participate in Title IV programs. Walden University, NewSchool of Architecture and Design and Kendall College are also subject to a letter of credit for not satisfying the DOE's standards of financial responsibility, as described below. In addition, Walden University,

NewSchool of Architecture and Design and Kendall College are subject to additional cash management requirements with respect to their disbursements of Title IV funds, as well as certain additional reporting and disclosure requirements.

        Gainful employment.    Under the HEA, proprietary schools generally are eligible to participate in Title IV programs in respect of educational programs that lead to "gainful employment in a recognized occupation." As mentioned above, in 2013, the DOE established a negotiated rulemaking committee to address gainful employment in a recognized employment. On October 30, 2014, the DOE published final regulations to define "gainful employment," which become effective on July 1, 2015. Historically, the concept of "gainful employment" has not been defined in detail. The final regulations require each educational program offered by a proprietary institution to achieve threshold rates in two debt measure categories: an annual debt-to-annual earnings ("DTE") ratio and an annual debt-to-discretionary income ("DTI") ratio.

        The ratios are calculated under complex methodologies and definitions outlined in the final regulations and, in some cases, are based on data that may not be readily accessible to us. The DTE ratio is calculated by comparing (i) the annual loan payment required on the median student loan debt incurred by students receiving Title IV program funds who completed a particular program and (ii) the higher of the mean or median of those students' annual earnings approximately two to four years after they graduate. The DTI ratio is calculated by comparing (x) the annual loan payment required on the median student loan debt incurred by students receiving Title IV program funds who completed a particular program and (y) the higher of the mean or median of those students' discretionary income approximately two to four years after they graduate.

        An educational program must achieve a DTE ratio at or below 8% or a DTI ratio at or below 20% to be considered "passing." An educational program with a DTE ratio greater than 8% but less than or equal to 12% or a DTI ratio greater than 20% but less than or equal to 30% is considered to be "in the zone." An educational program with a DTE ratio greater than 12% and a DTI ratio greater than 30% is considered "failing." An educational program will cease to be eligible for students to receive Title IV program funds if its DTE and DTI ratios are failing in two out of any three consecutive award years or if both of those rates are failing or in the zone for four consecutive award years.

        The final regulations also require an institution to provide warnings to current and prospective students in programs which may lose Title IV eligibility at the end of an award or fiscal year. If an educational program could become ineligible based on its ratios for the next award year, the institution must (1) deliver a warning to current and prospective students in the program and (2) not enroll, register or enter into a financial commitment with a prospective student until three business days after the warning is provided or a subsequent warning is provided, if more than thirty days have passed since the first warning. If a program becomes ineligible for students to receive Title IV program funds, the institution cannot seek to reestablish eligibility of that program, or establish the eligibility of a similar program having the same classification of instructional program ("CIP") code with the same first four digits of the CIP code of the ineligible program for three years.

        Additionally, the final regulations require an institution to certify to the DOE that its educational programs subject to the gainful employment requirements, which include all programs offered by our U.S. Institutions, meet the applicable requirements for graduates to be professionally or occupationally licensed or certified in the state in which the institution is located. If we are unable to certify that our programs meet the applicable state requirements for graduates to be professionally or occupationally certified in that state, then we may need to cease offering certain programs in certain states or to students who are residents in certain states.

        In November 2014, two organizations representing for-profit institutions filed separate lawsuits in federal district courts against the DOE seeking to have the final regulations invalidated. In both cases, the courts upheld the regulations and dismissed the lawsuits.

        The failure of any program or programs offered by any of our U.S. Institutions to satisfy any gainful employment regulations could render that program or programs ineligible for Title IV program funds. If a particular educational program ceased to become eligible for Title IV program funds, either because it fails to prepare students for gainful employment in a recognized occupation or due to other factors, we may be required to cease offering that program. It is possible that several programs offered by our schools may be adversely impacted by the regulations due to lack of specialized program accreditation or certification in the states in which such institutions are based. We also could be required to make changes to certain programs at our U.S. Institutions or to increase student loan repayment efforts in order to comply with the rule or to avoid the uncertainty associated with such compliance.

        We are in the process of evaluating the effect of the final regulations and cannot predict with certainty what impact the final regulations will have on our business and the educational programs offered by our U.S. Institutions.

        Administrative capability.    DOE regulations specify extensive criteria by which an institution must establish that it has the requisite "administrative capability" to participate in Title IV programs. To meet the administrative capability standards, an institution must, among other things: comply with all applicable Title IV program requirements; have an adequate number of qualified personnel to administer Title IV programs; have acceptable standards for measuring the satisfactory academic progress of its students; not have student loan cohort default rates above specified levels; have various procedures in place for awarding, disbursing and safeguarding Title IV program funds and for maintaining required records; administer Title IV programs with adequate checks and balances in its system of internal controls; not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension; provide financial aid counseling to its students; refer to the DOE's Office of Inspector General any credible information indicating that any student, parent, employee, third-party servicer or other agent of the institution has engaged in any fraud or other illegal conduct involving Title IV programs; submit all required reports and financial statements in a timely manner; and not otherwise appear to lack administrative capability. If an institution fails to satisfy any of these criteria, the DOE may require the institution to repay Title IV funds its students previously received, change the institution's method of receiving Title IV program funds, which in some cases may result in a significant delay in the institution's receipt of those funds, place the institution on provisional certification status or commence a proceeding to impose a fine or to limit, suspend or terminate the institution's participation in Title IV programs. If the DOE determines that any of our U.S. Institutions failed to satisfy its administrative capability requirements, then the institution's students could lose, or be limited in their access to, Title IV program funding.

        Financial responsibility.    The HEA and DOE regulations establish extensive standards of financial responsibility that institutions such as ours must satisfy to participate in Title IV programs. The DOE evaluates institutions for compliance with these standards on an annual basis based on the institution's annual audited financial statements as well as when the institution applies to the DOE to have its eligibility to participate in Title IV programs recertified. The most significant financial responsibility standard is the institution's composite score, which is derived from a formula established by the DOE based on three financial ratios: (1) equity ratio, which measures the institution's capital resources, financial viability and ability to borrow; (2) primary reserve ratio, which measures the institution's ability to support current operations from expendable resources; and (3) net income ratio, which measures the institution's ability to operate at a profit or within its means. The DOE assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. The DOE then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. The composite score must be at least 1.5 for the institution to be deemed financially responsible without the need for further DOE oversight. In addition to having an acceptable composite score, an institution must, among other things, provide the administrative resources necessary to comply with Title IV program requirements, meet all of its financial obligations including required refunds to students and any Title IV liabilities and debts, be current in its debt payments and not receive an adverse, qualified or disclaimed opinion by its accountants in its audited financial statements.

        If the DOE determines that an institution does not meet the financial responsibility standards due to a failure to meet the composite score or other factors, the institution should be able to establish financial responsibility on an alternative basis permitted by the DOE. This alternative basis could include, in the Department's discretion, posting a letter of credit, accepting provisional certification, complying with additional DOE monitoring requirements, agreeing to receive Title IV program funds under an arrangement other than the DOE's standard advance funding arrangement, such as the reimbursement method of payment or heightened cash monitoring, or complying with or accepting other limitations on the institution's ability to increase the number of programs it offers or the number of students it enrolls.

        The DOE measures the financial responsibility of several of our U.S. Institutions on the basis of the Laureate consolidated audited financial statements and not at the individual institution level. In October 2014, upon review of those financial statements, the DOE determined, based on Laureate's composite score for its fiscal year ended December 31, 2013, that it and, consequently, Walden University, NewSchool of Architecture and Design and Kendall College failed to meet the standards of financial responsibility. As a result, the DOE required us to increase our required letter of credit amount to approximately $85.6 million for Walden University, NewSchool of Architecture and Design and Kendall College, which is equal to approximately 10% of Title IV program funds that these institutions received during the fiscal year ended December 31, 2013. In September 2015, the DOE required us to increase our required letter of credit amount to $85.8 million for Walden University, NewSchool of Architecture and Design and Kendall College, which is approximately 10% of Title IV program funds that these institutions received during the fiscal year ended December 31, 2014. We have renewed our letter of credit for this required amount. Walden University, NewSchool of Architecture and Design and Kendall College also currently receive Title IV program funds under the least restrictive form of heightened cash monitoring. Further, the DOE, as a condition to the provisional program participation agreement of the National Hispanic University, requested that we post an additional letter of credit in an amount equal to $1,473,990, representing 25% of the Title IV program funds received by the National Hispanic University during the fiscal year ended December 31, 2013. In October 2015, the DOE sent us a letter requiring us to renew our letter of credit in the amount of $772,931 for the National Hispanic University (25% of the total Title IV program funds the institution received during the fiscal year ended December 31, 2014). We have renewed our letter of credit for this required amount. This requirement was initially due to the fact that the subsidiary corporation used to acquire the institution's assets did not possess two years of audited financial statements at the time of the acquisition in April 2010, and the requirement has been continued based on the DOE's review of the institution's audited financial statements. Although the National Hispanic University closed on August 23, 2015, the letter of credit will remain in place for a period of time following the closure. Any requirement to post, maintain or increase a letter of credit or other sanctions that may be imposed by the DOE could increase our cost of regulatory compliance and could affect our cash flows. If our U.S. Institutions are unable to meet the minimum composite score requirement or comply with the other standards of financial responsibility, and could not post a required letter of credit or comply with the alternative bases for establishing financial responsibility, then students at our U.S. Institutions could lose their access to Title IV program funding.

        Return of Title IV funds for students who withdraw.    When a student who has received Title IV funds withdraws from school, the institution must determine the amount of Title IV program funds the student has "earned." The institution must return any unearned Title IV program funds to the appropriate lender or the DOE in a timely manner, which is generally no later than 45 days after the date the institution determined that the student withdrew. If such payments are not timely made, the institution will be required to submit a letter of credit to the DOE equal to 25% of the Title IV funds that the institution should have returned for withdrawn students in its most recently completed fiscal year. Under DOE regulations, late returns of Title IV program funds for 5% or more of the withdrawn students in the audit sample in the institution's annual Title IV compliance audit for either of the institution's two most recent fiscal years or in a DOE program review triggers this letter of credit requirement.

        A final program review determination issued by the DOE on March 3, 2015 found that Walden University failed to timely return Title IV program funds for more than 5% of the withdrawn students during its fiscal year ended December 31, 2012. The DOE noted that such a finding would usually require Walden to post a letter of credit to the DOE equal to 25% of the Title IV funds that the institution should have returned for withdrawn students in its most recently completed fiscal year; however, such an additional letter of credit was not required in this instance because of the letter of credit that was previously posted to the DOE based on our consolidated audited financial statements failing to meet the DOE's standards of financial responsibility.

        The "90/10 Rule."    A requirement of the HEA commonly referred to as the "90/10 Rule" provides that an institution loses its eligibility to participate in Title IV programs, if, under a complex regulatory formula that requires cash basis accounting and other adjustments to the calculation of revenue, the institution derives more than 90% of its revenues for any fiscal year from Title IV program funds. This rule applies only to for-profit post-secondary educational institutions, including our U.S. Institutions. An institution is subject to loss of eligibility to participate in Title IV programs if it exceeds the 90% threshold for two consecutive fiscal years, and an institution whose rate exceeds 90% for any single fiscal year will be placed on provisional certification and may be subject to addition conditions or sanctions imposed by the DOE.

        Using the DOE's formula under the "90/10 Rule," Kendall College derived approximately 35%, 43% and 44% of its revenues (calculated on a cash basis) from Title IV program funds in fiscal years 2014, 2013, and 2012, respectively. NewSchool of Architecture and Design derived approximately 47%, 56% and 60% of its revenues (calculated on a cash basis) from Title IV program funds in fiscal years 2014, 2013 and 2012, respectively. St. Augustine derived approximately 46%, 47% and 57% of its revenues (calculated on a cash basis) from Title IV program funds in fiscal years 2014, 2013 and 2012, respectively. Walden University derived approximately 74%, 74% and 76% of its revenues (calculated on a cash basis) from Title IV program funds in fiscal years 2014, 2013 and 2012, respectively.

        The ability of our U.S. Institutions to maintain 90/10 rates below 90% will depend on our enrollments, any increases in students Title IV funding eligibility in the future, and other factors outside of our control, including any reduction in government assistance for military personnel, including veterans, or changes in the treatment of such funding for the purposes of the 90/10 calculation. In recent years, several members of Congress have introduced proposals and legislation that would modify the 90/10 Rule. One such proposal would revise the 90/10 Rule to an 85/15 rule and would count DoD tuition assistance and GI Bill education benefits toward that limit. We cannot predict whether, or the extent to which, these actions could result in legislation or further rulemaking affecting the 90/10 Rule. To the extent that any such laws or regulations are enacted, our U.S. Institutions' financial condition could be adversely affected.

        Student loan defaults.    Under the HEA, an educational institution may lose its eligibility to participate in some or all Title IV programs if defaults by its students on the repayment of federal student loans received under Title IV programs exceed certain levels. For each federal fiscal year, the

DOE calculates a rate of student defaults on such loans for each institution, known as a "cohort default rate." Under current regulations, an institution will lose its eligibility to participate in Title IV programs if its three-year cohort default rate equals or exceeds 30% for three consecutive cohort years or 40% for any given year.

        Kendall College's official three-year cohort default rates for the 2012, 2011 and 2010 federal fiscal years were 7.9%, 11.3% and 10.7%, respectively. NewSchool of Architecture and Design's official three-year cohort default rates for the 2012, 2011 and 2010 federal fiscal years were 10.2%, 11.2% and 7.8%, respectively. St. Augustine's official three-year cohort default rates for the 2012, 2011 and 2010 federal fiscal years were 0.5%, 0.0%, and 0.6%, respectively. Walden University's official three-year cohort default rates for the 2012, 2011 and 2010 federal fiscal years were 6.8%, 7.8% and 5.4%, respectively. The average national student loan default rates published by the DOE for all institutions that participate in the federal student aid programs for 2012, 2011 and 2010, were 11.8%, 13.7% and 14.7%, respectively.

        The 2008 reauthorization of the HEA modified the cohort default rate calculation to increase by one year the measuring period for each cohort. Starting in September 2012, the DOE began publishing three-year cohort default rates in addition to the two-year rates. Two-year cohort default rates were no longer calculated following the release of the 2011 two-year rates.

        Incentive compensation rule.    Under the HEA, an educational institution that participates in Title IV programs may not make any commission, bonus or other incentive payments to any persons or entities involved in recruitment or admissions activities or in the awarding of financial aid pertaining to U.S. citizens, permanent residents and others temporarily residing in the United States with the intention of becoming a citizen or permanent resident. The DOE has taken the position that any commission, bonus or other incentive compensation based in any part, directly or indirectly, or securing enrollment or awarding financial aid is inconsistent with the statutory prohibition against incentive compensation. The DOE has maintained that institutions may make merit-based adjustments to employee compensation, provided that those adjustments are not based, in any part, directly or indirectly, upon securing enrollments or awarding financial aid. In sub-regulatory correspondence to institutions regarding its regulatory changes, the DOE provided additional guidance regarding the scope of the prohibition on incentive compensation and to what employees and types of activities the prohibition applies.

        In addition, in recent years, other post-secondary educational institutions have been named as defendants to whistleblower lawsuits, known as "qui tam" cases, brought by current or former employees pursuant to the Federal False Claims Act, alleging that their institutions' compensation practices did not comply with the incentive compensation rule. A qui tam case is a civil lawsuit brought by one or more individuals (a "relator") on behalf of the federal government for an alleged submission to the government of a false claim for payment. The relator, often a current or former employee, is entitled to a share of the government's recovery in the case, including the possibility of treble damages. A qui tam action is always filed under seal and remains under seal until the government decides whether to intervene in the case. If the government intervenes, it takes over primary control of the litigation. If the government declines to intervene in the case, the relator may nonetheless elect to continue to pursue the litigation at his or her own expense on behalf of the government. Any such litigation could be costly and could divert management's time and attention away from the business, regardless of whether a claim has merit.

        Substantial misrepresentation.    An institution participating in Title IV programs is prohibited from making misrepresentations regarding the nature of its educational programs, the nature of financial charges and availability of financial assistance, or the employability of graduates. A misrepresentation is defined in the regulations as any false, erroneous or misleading statement to any student or prospective student, any member of the public, an accrediting agency, a state agency or the DOE, and, significantly, the regulations as promulgated by the DOE define misleading statements to broadly include any statements that have a likelihood or tendency to deceive. If any of our U.S. Institutions—or any entity, organization, or person with whom the institution has an agreement to provide educational programs or to provide marketing, advertising, recruiting, or admissions services—committed a misrepresentation for which a person could reasonably be expected to rely, or has reasonably relied, to that person's detriment, the DOE could initiate proceedings to revoke the institution's Title IV eligibility, deny applications made by the institution, impose fines, or initiate a limitation, suspension or termination proceeding against the institution.

        Compliance reviews.    Our U.S. Institutions are subject to announced and unannounced compliance reviews and audits by various external agencies, including the DOE, its Office of Inspector General, state licensing agencies, various state approving agencies for financial assistance to veterans and accrediting agencies. In general, after the DOE conducts a site visit and reviews data supplied by an institution, the DOE sends the institution a program review report and affords the institution with an opportunity to respond to any findings. The DOE then issues a final program review determination letter, which identifies any liabilities.

        On March 3, 2015, the DOE issued a final program review determination letter to Walden University for a September 2012 review of the 2011-2012 and 2012-2013 Title IV award years. The letter required Walden University to return $34,281 in Title IV funds, and also found that Walden University failed to timely return Title IV program funds for more than 5% of the withdrawn students during its fiscal year ended December 31, 2012. Based on its findings of noncompliance with DOE requirements to accurately and timely return Title IV program funds when students withdraw, the final program review determination was referred within the DOE for consideration of possible adverse action against Walden University, which if initiated could include fines or limitations on Title IV program funds. On February 3, 2015, the DOE issued a final program review determination letter to National Hispanic University regarding a December 2013 review covering the 2012-2013 and 2013-2014 Title IV award years. The letter determined that National Hispanic University has taken corrective actions necessary to resolve all findings noted in the preliminary report, except for certain findings related to drug and alcohol abuse prevention program requirements. With respect to those findings, the DOE did not require any further action due to the fact that the National Hispanic University closed on August 23, 2015. On September 11, 2015, the DOE issued an expedited final program review determination letter to Kendall College regarding a March-April 2015 program review. The letter determined that Kendall College has taken corrective actions necessary to resolve all findings. In addition, on August 24, 2015, the Higher Learning Commission notified Kendall College that the Higher Learning Commission intends to place the school on ongoing financial monitoring over the next 24 months primarily due to concerns over the school's continued reliance upon Laureate to provide financial support to sustain its operations.

        As part of the DOE's ongoing monitoring of institutions' administration of Title IV programs, the HEA also requires institutions to annually submit to the DOE a Title IV compliance audit conducted by an independent certified public accountant in accordance with applicable federal and DOE audit standards. In addition, to enable the DOE to make a determination of an institution's financial responsibility, each institution must annually submit audited financial statements prepared in accordance with DOE regulations.

        Program integrity and improvement.    A negotiated rulemaking committee established by the DOE in 2014 to address program integrity and improvement issues for the federal student aid programs met four times between February and May 2014. Topics for discussion included clock-to-credit-hour conversion, state authorization of distance education and foreign locations, cash management and the use of debit cards for student refunds, retaking coursework and the definition of adverse credit for Direct PLUS loan eligibility. The DOE has not yet issued proposed or final rules on state authorization of distance education and foreign locations, the last remaining topics from the 2014 program integrity and improvement rulemaking. On October 23, 2014, the DOE published final regulations updating the standard for determining if a potential parent or student borrower under the Federal Direct PLUS Loan Program has an adverse credit history for purposes of Direct PLUS Loan eligibility. These regulations also require parents and students who have an adverse credit history, but who are approved for a Direct PLUS loan on the basis that extenuating circumstances exist or by obtaining an endorser for the loan, to receive loan counseling before receiving the loan. Although these rules went into effect on July 1, 2015, the DOE permitted early implementation of the new criteria by institutions commencing March 29, 2015. The increase in administrative burden under these new regulations is not expected to have a material effect on our business. In addition, on October 30, 2015, the DOE published final regulations on cash management and debit card practices, retaking coursework, and clock-to-credit hour conversion. A majority of the provisions of the regulations will take effect on July 1, 2016, and others will take effect on later dates in 2016 and 2017. The final regulations concerning cash management require, among other things, that institutions subject to heightened cash monitoring procedures for disbursements of Title IV funds must, effective July 1, 2016, pay to students any applicable Title IV credit balances before requesting such funds from the DOE. Because Walden University, NewSchool of Architecture and Design and Kendall College are currently subject to heightened cash monitoring procedures, we are assessing the potential impact of the recently released regulations on our business, financial condition and results of operations.

        Violence Against Women Act and Clery Act.    The DOE established a negotiated rulemaking committee in 2014 to address changes in campus safety and security reporting requirements enacted by Congress in the 2013 reauthorization of the Violence Against Women Act ("VAWA"). VAWA included various amendments to the Clery Act, a federal law requiring colleges and universities to disclose information about crimes that occur around and on campus property. On June 24, 2014, the DOE published proposed regulations to implement the changes made to the Clery Act by VAWA, and the final rules were published on October 20, 2014. These new rules contain additional disclosure and campus crime prevention and awareness requirements which we anticipate will increase our administrative costs.

        Additional DOE rulemaking activities.    On December 3, 2014, the DOE published proposed regulations on the teacher preparation program accountability system under the HEA, and additionally proposed amendments on teacher preparation program eligibility for TEACH Grant participation. On October 30, 2015, the DOE published final regulations to establish a Pay as You Earn Repayment Plan and implement changes regarding cohort default rate appeals and the Federal Family Education Loan and Direct Loan Programs. The Pay as You Earn Repayment Plan provisions will take effect in December 2015 and a majority of the remaining provisions regulations will take effect on July 1, 2016. Also, on August 20, 2015, the DOE published notice of a new negotiated rulemaking process to clarify how direct loan borrowers who believe they were defrauded by their institutions can seek relief and to strengthen provisions to hold institutions accountable for their wrongdoing that results in loan discharges. We are in the process of evaluating the anticipated regulations and cannot predict with certainty what impact the final regulations will have on our business and the educational programs offered by our U.S. Institutions.

        Privacy of student records.    The Family Educational Rights and Privacy Act of 1974 ("FERPA"), and the DOE's FERPA regulations require educational institutions to protect the privacy of students' educational records by limiting an institution's disclosure of a student's personally identifiable information without the student's prior written consent. FERPA also requires institutions to allow students to review and request changes to their educational records maintained by the institution, to notify students at least annually of this inspection right and to maintain records in each student's file listing requests for access to and disclosures of personally identifiable information and the interest of such party in that information. If an institution fails to comply with FERPA, the DOE may require corrective actions by the institution or may terminate an institution's receipt of further federal funds. In addition, our U.S. Institutions are obligated to safeguard student information pursuant to the Gramm-

Leach-Bliley Act (the "GLBA"), a federal law designed to protect consumers' personal financial information held by financial institutions and other entities that provide financial services to consumers. The GLBA and the applicable GLBA regulations require an institution to, among other things, develop and maintain a comprehensive, written information security program designed to protect against the unauthorized disclosure of personally identifiable financial information of students, parents or other individuals with whom such institution has a customer relationship. If an institution fails to comply with the applicable GLBA requirements, it may be required to take corrective actions, be subject to monitoring and oversight by the FTC, and be subject to fines or penalties imposed by the FTC. For-profit educational institutions are also subject to the general deceptive practices jurisdiction of the FTC with respect to their collection, use and disclosure of student information. The institution must also comply with the FTC Red Flags Rule, a section of the federal Fair Credit Reporting Act, that requires the establishment of guidelines and policies regarding identity theft related to student credit accounts.

        Potential effect of regulatory violations.    If any of our U.S. Institutions fails to comply with the regulatory standards governing Title IV programs, the DOE could impose one or more sanctions, including requiring us to repay Title IV program funds, requiring us to post a letter of credit in favor of the DOE as a condition for continued Title IV certification, taking emergency action against us, initiating proceedings to impose a fine or to limit, suspend or terminate our participation in Title IV programs or referring the matter for civil or criminal prosecution. Because our U.S. Institutions are provisionally certified to participate in Title IV programs, the DOE may revoke the certification of these institutions without advance notice or advance opportunity for us to challenge that action. If such sanctions or proceedings were imposed against us and resulted in a substantial curtailment or termination of our participation in Title IV programs, our enrollments, revenues and results of operations could be materially and adversely affected.

        In addition to the actions that may be brought against us as a result of our participation in Title IV programs, we are also subject to complaints and lawsuits relating to regulatory compliance brought not only by regulatory agencies, but also by other government agencies and third parties, such as current or former students or employees and other members of the public.

Regulatory Standards that May Restrict Institutional Expansion or Other Changes in the United States

        Many actions that we may wish to take in connection with expanding our operations or other changes in the United States are subject to review or approval by the applicable regulatory agencies.

        Adding teaching locations, implementing new educational programs and increasing enrollment.    The requirements and standards of state education agencies, accrediting agencies and the DOE limit our ability in certain instances to establish additional teaching locations, implement new educational programs or increase enrollment in certain programs. Many states require review and approval before institutions can add new locations or programs. Our U.S. Institutions' state educational agencies and institutional and specialized accrediting agencies that authorize or accredit our U.S. Institutions and their programs generally require institutions to notify them in advance of adding new locations or implementing new programs, and upon notification may undertake a review of the quality of the facility or the program and the financial, academic and other qualifications of the institution.

        With respect to the DOE, if an institution participating in Title IV programs plans to add a new location or educational program, the institution must generally apply to the DOE to have the additional location or educational program designated as within the scope of the institution's Title IV eligibility. As a condition for an institution to participate in Title IV programs on a provisional basis, as in our case, the DOE can require prior approval of such programs or otherwise restrict the number of programs an institution may add or the extent to which an institution can modify existing educational programs. If an institution that is required to obtain the DOE's advance approval for the addition of a new program or new location fails to do so, the institution may be liable for repayment of the Title IV program funds received by the institution or students in connection with that program or enrolled at that location.

        Provisional certification.    Each institution must apply to the DOE for continued certification to participate in Title IV programs at least every six years and when it undergoes a change in control. An institution may also come under the DOE's review when it expands its activities in certain ways, such as opening an additional location, adding an educational program or modifying the academic credentials that it offers.

        The DOE may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards. In addition, if a company acquires an institution from another entity, the acquired institution will automatically be placed on provisional certification when the DOE approves the transaction. During the period of provisional certification, the institution must comply with any additional conditions or restrictions included in its program participation agreement with the DOE. Students attending provisionally certified institutions remain eligible to receive Title IV program funds, but if the DOE finds that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may seek to revoke the institution's certification to participate in Title IV programs without advance notice or advance opportunity for the institution to challenge that action. In addition, the DOE may more closely review an institution that is provisionally certified if it applies for recertification or approval to open a new location, add an educational program, acquire another institution or make any other significant change. As described above, all of our U.S. Institutions are provisionally certified. Walden University, NewSchool of Architecture and Design and Kendall College are provisionally certified as Laureate does not meet the DOE's standards of financial responsibility. The St. Augustine is provisionally certified due to the fact that it underwent a change of ownership in 2013.

        Acquiring other institutions.    We have acquired other institutions in the past, and we may seek to do so in the future. The DOE and virtually all state education agencies and accrediting agencies require a company to obtain their approval if it wishes to acquire another institution. The level of review varies by individual state and accrediting agency, with some requiring approval of such an acquisition before it occurs while others only consider approval after the acquisition has occurred. The approval of the applicable state education agencies and accrediting agencies is a necessary prerequisite to the DOE certifying the acquired institution to participate in Title IV programs. The restrictions imposed by any of the applicable regulatory agencies could delay or prevent our acquisition of other institutions in some circumstances or could delay the ability of an acquired institution to participate in Title IV programs.

        Change in ownership resulting in a change in control.    The DOE and many states and accrediting agencies require institutions of higher education to report or obtain approval of certain changes in control and changes in other aspects of institutional organization or control. Under DOE's regulations, an institution that undergoes a change in control loses its eligibility to participate in Title IV programs and must apply to the DOE to reestablish such eligibility. If an institution files the required application and follows other procedures, the DOE may temporarily certify the institution on a provisional basis following the change in control, so that the institution's students retain continued access to Title IV program funds. In addition, the DOE may extend such temporary provisional certification if the institution timely files certain required materials, including the approval of the change in control by its state authorizing agency and accrediting agency and certain financial information pertaining to the financial condition of the institution or its parent corporation.

        The DOE has notified us that it considers our proposed initial public offering and our recent conversion to a Delaware public benefit corporation to be a change of ownership resulting in changes in control under the DOE's regulations. Accordingly, we have applied to the DOE on behalf of Kendall

College, NewSchool of Architecture and Design, St. Augustine and Walden University for approval of these institutions' continued participation in Title IV programs in connection with both our initial public offering and the recent conversion to a Delaware public benefit corporation. The DOE has provided a response to our pre-acquisition review request with respect to the Delaware public benefit corporation conversion and our initial public offering, and while not an approval, has indicated that it views our application as materially complete and has issued temporary provisional program participation agreements to our U.S. Institutions with respect to the conversion. These temporary provisional program participation agreements will remain in effect through the time of our initial public offering, and will be continued after our initial public offering upon receipt of certain additional information and pending the DOE's post-closing review of our initial public offering. However, the DOE will only formally review and approve our initial public offering after it has occurred. There can be no assurance that the DOE will formally approve the offering and recertify our U.S. Institutions for continued Title IV program eligibility following the offering. If the DOE failed to recertify the institutions following our initial public offering, students at the affected institutions would no longer be able to receive Title IV program funds. The DOE could also recertify our U.S. Institutions following the offering, but restrict or delay students' receipt of Title IV program funds, limit the number of students to whom an institution could disburse such funds, or impose other restrictions.

        The types of and thresholds for such reporting and approval vary among the states and accrediting agencies. Certain accrediting agencies may require that an institution must obtain its approval in advance of a change in control, structure or organization for the institution to retain its accredited status. In addition, in the event of a change in control, structure or organization, certain accrediting agencies may require a post-transaction focused visit or other evaluation to review the appropriateness of its approval of the change and whether the institution has met the commitment it made to the accrediting agency prior to the approval. Other specialized accrediting agencies also require an institution to obtain similar approval before or after the event that constitutes a change in control under their standards. Many states include the transfer of a controlling interest of common stock in the definition of a change in control requiring approval. Some state educational agencies that regulate us may require us to obtain approval of the change in control to maintain authorization to operate in that state, and in some cases such states could require us to obtain advance approval of a change in control. We are seeking guidance from the applicable state educational agencies as to whether the initial public offering constitutes a change of control requiring approval.

        We are also seeking confirmation from the institutional and programmatic accrediting agencies for Kendall College, NewSchool of Architecture and Design, St. Augustine and Walden University, as well as from the U.S. institutional accrediting agencies for Universidad Andrés Bello, Les Roches International School of Hotel Management and Glion Institute of Higher Education, whether our initial public offering will constitute a change of control under their respective standards. With respect to the institutional accrediting agencies, the Higher Learning Commission, the New England Association of Schools and Colleges, the Middle States Commission on Higher Education, the Commission on Senior Colleges of the Western Association of Schools and Colleges and the Distance Education Accreditation Commission have informed us that they do not consider the offering to constitute a change of control, but have required certain follow-up information regarding the offering. With respect to the conversion to a Delaware public benefit corporation, among our institutional accreditors, the Middle States Commission on Higher Education has stated that it considers the conversion to a Delaware public benefit corporation to constitute a substantive change under its standards, and is currently reviewing the conversion. The Commission on Senior Colleges of the Western Association of Schools and Colleges required the NewSchool of Architecture and Design and St. Augustine to submit "Substantive Change: Change in Mission, Ownership, or Form of Control" proposals to the Structural Change committee. This committee reviewed these proposals and determined that neither our initial public offering nor the conversion to a Delaware public benefit corporation constituted structural changes requiring approval. Many states and programmatic accreditors have also informed us that our initial public offering will not constitute a change of control, but some agencies have determined that the offering will need to be reviewed under their respective change of ownership standards. To the extent any agency requires approval of the offering or our conversion, the institutional accrediting agencies and some state educational agencies that authorize our U.S. Institutions also may not act to review or approve the offering or our conversion on an advance basis. Our failure to obtain any required approval of our initial public offering or the recent conversion to a Delaware public benefit corporation from the DOE, the institutional accrediting agencies, or the pertinent state educational agencies could result in one or more of our U.S. Institutions losing continued eligibility to participate in the Title IV programs, accreditation or state licensure, which could have a material adverse effect on our U.S. business, financial condition and results of operations.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers, including their ages. Our directors are elected in accordance with the provisions of the Wengen Securityholders' Agreement dated as of July 11, 2007, as amended and restated from time to time, by and among Wengen and the other parties thereto (the "current Wengen Securityholders' Agreement"). See "—Information Regarding the Laureate Board." Executive officers serve at the request of the board of directors. There are no family relationships among any of our directors and executive officers.

Name	Age	Position
Douglas L. Becker	49	Director, Chairman of the Board, Chief Executive Officer
Enderson Guimarães	56	President and Chief Operating Officer
Eilif Serck-Hanssen	49	Executive Vice President, Chief Financial Officer
Ricardo Berckemeyer	46	Chief Executive Officer, LatAm
Miguel Carmelo	59	Chief Executive Officer, Europe
Timothy F. Daniels	53	Chief Executive Officer, Asia, Middle East and Africa
Alfonso Martinez	57	Chief Human Resources Officer
Karl D. Salnoske	62	Chief Information Officer
Paula Singer	61	Chief Network Officer and Chief Executive Officer, Global Products and Services
Robert W. Zentz	62	Senior Vice President, Secretary, General Counsel
Brian F. Carroll	44	Director
Andrew B. Cohen	44	Director
Darren M. Friedman	47	Director
John A. Miller	62	Director
George Muñoz	64	Director
Dr. Judith Rodin	71	Director
Jonathan D. Smidt	43	Director
Ian K. Snow	46	Director
Steven M. Taslitz	56	Director
Quentin Van Doosselaere	52	Director
Robert B. Zoellick	62	Director

        Douglas L. Becker has served as our Chairman and Chief Executive Officer since February 2000. Mr. Becker served as President from June 2011 until September 2015. From April 1993 until February 2000, Mr. Becker served as the Company's President and Co-Chief Executive Officer. Mr. Becker has been a director of the Company since December 1989. Mr. Becker was a director of Constellation Energy Corporation from April 1999 through May 2009. From 2004 to June 2015, Mr. Becker served as a director of Meritas LLC, a privately owned family of college preparatory schools. Mr. Becker also serves on the boards of two nonprofit companies: International Youth Foundation, a nonprofit Global NGO focusing on youth employment, education and civic engagement, for which Mr. Becker serves as Chairman and as a member of its audit committee; and Port Discovery Children's Museum, located in Baltimore, Maryland.

        Enderson Guimarães was appointed as our President and Chief Operating Officer effective September 2015. From January to August 2015, Mr. Guimarães served as executive vice president, Global Categories and Operations at PepsiCo, Inc. Mr. Guimarães served as chief executive officer, PepsiCo Europe from September 2012 to January 2015 and as President of PepsiCo Global Operations from October 2011 to September 2012. Before joining PepsiCo, Mr. Guimarães served as executive vice president of Electrolux and chief executive officer of its major appliances business in Europe, Africa and the Middle East from 2008 to 2011. He also spent 10 years at Philips Electronics, from 1998 to

2007, first as a regional marketing executive in Brazil and ultimately as senior vice president, head of Global Marketing Management and general manager of the WidiWall LED display business. He also served as chief executive officer of Philips's Lifestyle Incubator group, an innovation engine which created new businesses and developed them over several years. Earlier, Mr. Guimarães worked in various marketing positions at Danone and Johnson & Johnson. Mr. Guimarães currently serves as a director of AutoZone Inc., a retailer and distributor of automotive replacement parts and accessories. Mr. Guimarães received a B.S. from the Aeronautical Institute of Technology in São José dos Campos, Brazil and an M.B.A. from McGill University (Canada).

        Eilif Serck-Hanssen joined Laureate in July 2008 as our Executive Vice President and Chief Financial Officer. From February 2008 until July 2008, Mr. Serck-Hanssen served as chief financial officer and president of international operations at XOJET, Inc. In January 2005, Mr. Serck-Hanssen was part of the team that founded Eos Airlines, Inc., a premium airline, and until February 2008, Mr. Serck-Hanssen served as its executive vice president and chief financial officer. Prior to starting Eos Airlines, Mr. Serck-Hanssen served in several financial executive positions at US Airways, Inc. (now American Airlines, Inc.) and Northwest Airlines, Inc. (now Delta Airlines, Inc.), including serving as a senior vice president and Treasurer of US Airways, Inc. Prior to joining the airline industry, Mr. Serck-Hanssen spent over five years with PepsiCo, Inc., in various international locations and three years with PricewaterhouseCoopers LLP (formerly Coopers & Lybrand Deloitte) in London. Mr. Serck-Hanssen earned his M.B.A. in finance at the University of Chicago Booth School of Business, a B.A. in management science from the University of Kent at Canterbury (United Kingdom), and a B.S. in civil engineering from the Bergen University College (Norway). He is an Associate Chartered Accountant (ACA) and a member of the Institute of Chartered Accountants in England and Wales.

        Ricardo Berckemeyer serves as Chief Executive Officer, Latin America, a position he has held since May 2012. From January 2011 through April 2012, Mr. Berckemeyer served as Chief Executive Officer of Laureate's Andean Region. From 2002, when Mr. Berckemeyer joined the Company, through December 2010, he served as Senior Vice President—South America within Laureate's Latin American operations, where he had responsibility for business development in South America. Mr. Berckemeyer received a bachelor's degree in economics from Universidad del Pacifico (Peru) and an M.B.A. from the University of North Carolina at Chapel Hill.

        Miguel Carmelo has served as Chief Executive Officer, Europe since May 2012, and as President of Universidad Europea de Madrid since 1999. From 1999 until May 2012, Mr. Carmelo served as President of the Mediterranean Region of Laureate International Universities. Mr. Carmelo received an undergraduate degree in economics and business administration from Universidad Complutense and a Ph.D. in economics from Universidad Autónoma, Madrid.

        Timothy F. Daniels serves as Chief Executive Officer, Asia, the Middle East and Africa, a position he has held since August 2013. From 2011 through 2013, Mr. Daniels was the president of Apollo Global, where he focused on developing an international network of postsecondary operations for a joint venture between Apollo Group and The Carlyle Group. From 2003 through 2010, Mr. Daniels was the chairman and chief executive officer of Wall Street Institute International, where he led the turnaround of the leading global provider of English language instruction. From 2000 through 2003, Mr. Daniels served as the managing director for Sylvan Ventures, where he was responsible for all aspects of K-12 sector investments. Mr. Daniels received a B.A. in business administration from the University of Wisconsin and an M.B.A. from the University of Chicago.

        Alfonso Martinez serves as our Chief Human Resources Officer. Mr. Martinez joined the Company in 2013 as the head of Human Resources for our GPS segment. From 2008 to 2013, Mr. Martinez was the executive vice president of human resources for NII Holdings, Inc., a provider of wireless communication services. From 2005 to 2008, Mr. Martinez held various management positions with Sodexho, Inc., an integrated food and facilities management service provider, and was most recently the group vice president of global talent. From 2003 to 2005, Mr. Martinez was the chief executive officer of the Hispanic Association on Corporate Responsibility. Prior to 2003, Mr. Martinez held various positions with Marriott International, Inc. Mr. Martinez earned a B.S. from the University of Denver and a M.S. in organizational psychology from Johns Hopkins University.

        Karl D. Salnoske has served as our Chief Information Officer since March 2014. From 2010 to 2014, Mr. Salnoske was the executive vice president and CIO of GXS, a leading, multinational business-to-business software company where he oversaw all aspects of the company's internal and external IT systems, data center operations, customer support and quality assurance. From 2004 to 2009, Mr. Salnoske was the vice president and CIO at Schering-Plough, where he directed the planning, acquisition, development and operation of computer and IT systems for all facilities globally. Mr. Salnoske also previously served as a general manager for Software Solutions at IBM as well as a senior IT specialist at McKinsey & Company. Mr. Salnoske earned a B.S. in electrical engineering from Virginia Polytechnic Institute.

        Paula Singer joined Laureate in 1993. Ms. Singer has served as Chief Network Officer since January 2015 and also serves as Chief Executive Officer of Global Products and Services, a position she has held since January 2011. From July 2001 to January 2011, Ms. Singer served as President of the Laureate Higher Education Group. Ms. Singer earned a B.S. in education from the University of Connecticut.

        Robert W. Zentz has served as Senior Vice President, General Counsel, Chief Legal Officer and Secretary of Laureate since joining the Company in 1998. Mr. Zentz oversees all of Laureate's legal affairs worldwide and has been the architect of Laureate's international structure and its expansion into 28 countries. Prior to joining Laureate, Mr. Zentz served as North American general counsel for A.C. Nielsen, Inc., the global marketing and media research company and directed the legal work for the sale of Dun & Bradstreet's Donnelley Marketing yellow pages business. Prior to AC Nielsen, Mr. Zentz was general counsel of A.S. Hansen, Inc., a global compensation and benefits firm headquartered in Chicago and negotiated the sale of that business to Mercer, Inc. Mr. Zentz earned a B.S. in accounting from Indiana University and a J.D. from Valparaiso University Law School.

        Brian F. Carroll has been a Member of KKR, a global alternative asset manager, since 2006. He joined KKR in 1995 and currently heads the Consumer and Retail teams in Europe. He is also a member of the European Investment Committee. In addition to serving as a director of Laureate, he is currently a member of the board of directors of Pets at Home, Northgate Information Solutions, Cognita, SMCP and Afriflora. Prior to joining KKR, Mr. Carroll was with Donaldson, Lufkin & Jenrette where he worked on a broad range of high yield financing, corporate finance and merchant banking transactions. He has a B.S. and B.A.S. from the University of Pennsylvania, and an M.B.A. from Stanford University Graduate School of Business. Mr. Carroll has been a director and chairman of the compensation committee of our board of directors since July 2007.

        Andrew B. Cohen is a Managing Director at Cohen Private Ventures, LLC, which invests long-term capital, primarily in direct private investments and other opportunistic transactions, on behalf of Steven A. Cohen. Prior to his position with Cohen Private Ventures, LLC, Mr. Cohen was a managing director, director and analyst at S.A.C. Capital Advisors, L.P., an investment management firm, and its predecessor from 2002 to 2005 and 2010 to 2014. From 2005 to 2010, Mr. Cohen was a managing director and partner of Dune Capital Management LP, an investment management firm. Mr. Cohen began his career at Morgan Stanley where he was an analyst in the real estate department and principal investing group (MSREF) and then an associate in the mergers and acquisitions group after business school. Mr. Cohen received his B.A. from the University of Pennsylvania and his M.B.A. from the Wharton School of the University of Pennsylvania. He serves on the boards of several private companies. He also serves on the National Advisory Board of the Johns Hopkins Berman Institute of

Bioethics, and the Painting and Sculpture Committee of The Whitney Museum of American Art. Mr. Cohen has been a director since June 2013.

        Darren M. Friedman is a Partner of StepStone Group LLC. ("StepStone"), a position he has held since October 1, 2010. Prior to his employment with StepStone, from 2001 through 2010, Mr. Friedman was Managing Partner of Citi Private Equity ("CPE"), a business unit of Citigroup managing private equity co-investment funds and mezzanine products. At CPE, Mr. Friedman managed over $10 billion of capital, across three private equity investing activities: direct co-investments, mezzanine debt investments and fund investments. Mr. Friedman received his M.B.A. from the Wharton School of the University of Pennsylvania and his B.S. in finance from the University of Illinois. Mr. Friedman has been a director since December 2010.

        John A. Miller has served as President since 1987 and Chief Executive Officer since 2006 of North American Corporation, a multi-divisional provider of specialized business distribution and marketing services. Mr. Miller serves as a director (and a member of the audit committee and the executive committee) of Sally Beauty Holdings, a beauty products distribution company. Mr. Miller is also a director of Atlantic Premium Brands, Ltd. (and a member of the compensation committee), and Wirtz Corporation (and chairman of the compensation committee) and Network Services Company. Mr. Miller serves on the board of trustees for the University of Denver. Mr. Miller received his B.S.B.A. in Finance from the University of Denver and holds an M.B.A. from the University of Denver where he graduated with honors. Mr. Miller has been a director since January 2009 and was a director of Laureate from 2001 to July 2007.

        George Muñoz has been a principal in the Washington, D.C.-based investment banking firm Muñoz Investment Banking Group, LLC since 2001. Mr. Muñoz has also been a partner in the Chicago-based law firm Tobin & Muñoz, LLC since 2002. Mr. Muñoz served as President and Chief Executive Officer of the Overseas Private Investment Corporation from 1997 to January 2001. Mr. Muñoz was Chief Financial Officer and Assistant Secretary of the U.S. Treasury Department from 1993 until 1997. Mr. Muñoz is a certified public accountant and an attorney. Mr. Muñoz is a director of Marriott International, Inc., Altria Group, Inc. and Anixter International, Inc., and a trustee of the National Geographic Society. Mr. Muñoz has been a director since March 2013 and chairman of the audit committee of the board of directors since August 2013. Mr. Muñoz served three terms as president of the Chicago Board of Education in the mid-1980s. Mr. Muñoz has taught courses in globalization at Georgetown University in Washington D.C. and is co-author of the book "Renewing the American Dream: A Citizen's Guide for Restoring of Competitive Advantage." Mr. Muñoz has a B.B.A. in Accounting from the University of Texas, a J.D. and a Master of Public Policy from Harvard University, and a LL.M. in Taxation from DePaul University.

        Dr. Judith Rodin has served as President of The Rockefeller Foundation since March 2005. The foundation supports efforts to combat global social, economic, health and environmental challenges. From 1994 to 2004, Dr. Rodin served as President of the University of Pennsylvania. Before that, Dr. Rodin chaired the Department of Psychology at Yale University, and also served as Dean of the Graduate School of Arts and Sciences and Provost, and served as a faculty member at the university for 22 years. Dr. Rodin is also a director of Citigroup Inc. and Comcast Corporation. Dr. Rodin served as a director of AMR Corporation from 1997 to 2013. Dr. Rodin holds a B.A. from the University of Pennsylvania and a Ph.D. from Columbia University. Dr. Rodin has been a director since December 2013.

        Jonathan D. Smidt joined KKR in July 2000 and is a senior Member of KKR's Energy & Infrastructure team. Mr. Smidt leads KKR's efforts to acquire producing oil and gas properties in North America and is responsible for KKR's partnership with Fleur de Lis. Mr. Smidt also serves as a Member of KKR's Oil & Gas Investment Committee. In addition to serving as a director of Laureate, Mr. Smidt serves on the board of directors of AOT, EFH, Trinity River Energy, Samson Resources

Corporation and Westbrick Energy. Prior to joining KKR, Mr. Smidt was with Goldman, Sachs & Co. in their investment banking division where he was focused on the energy and power sector and mergers and acquisitions. Mr. Smidt started his career at Ernst & Young in Cape Town, South Africa. He holds a B.B.S. and a Postgraduate Diploma in Accounting from the University of Cape Town (South Africa). Mr. Smidt is a member of the Board of Overseers of the Columbia University, Mailman School of Public Health. Mr. Smidt has been a director since July 2007.

        Ian K. Snow is chief executive officer and a co-founding Partner of Snow Phipps Group, LLC ("Snow Phipps"), a private equity firm. Prior to the formation of Snow Phipps in April 2005, Mr. Snow was a Managing Director at Ripplewood Holdings L.L.C., a private equity firm, where he worked from its inception in 1995 until March 2005. Mr. Snow received a B.A., with honors, in history from Georgetown University. He currently serves as a director of the following private companies in which Snow Phipps holds an equity interest: EnviroFinance Group, LLC, a company specializing in financing the acquisition, cleanup and redevelopment of contaminated properties; Tasti D-Lite, LLC, a frozen dessert product sold through its network of retail stores; Velocity Commercial Capital, Inc., a small balance commercial real estate lender; ArrMaz Custom Chemicals, Inc., a producer of chemical process aids and functional additives; Acentia, LLC, a management and information technology consulting company; ZeroChaos, LLC, a provider of contingent workforce management solutions; Velvet, Inc., a designer, manufacturer and wholesaler of upscale apparel brands; and Service Champ, Inc., a vehicle products distributor. In addition, from 1996 until 2007, Mr. Snow was a director (and, from 2006 until 2007, a member of the audit committee of the board of directors) of Asbury Automotive Group, Inc. Mr. Snow has been a director since July 2007.

        Steven M. Taslitz has served since 1983 as a Senior Managing Director of Sterling Partners, a private equity firm he co-founded with Mr. Becker and others. Mr. Taslitz received his B.A., with honors, in accounting from the University of Illinois. Mr. Taslitz currently serves as a director of the following privately held companies in which Sterling Partners holds an equity interest: MOSAID Technologies Incorporated, an intellectual property management company; I/O Data Centers, LLC, a data center and data center operating systems company; Prospect Mortgage, LLC, a retail mortgage origination company; Wengen Investments Limited; Sterling Fund Management, LLC; Secondary Opportunity Book, LLC; Sterling Venture Partners, LLC; Sterling Capital Partners, LLC; Sterling Capital Partners II, LLC; Sterling Capital Partners III, LLC; SC Partners III AIV One GP Corporation; SCP III AIV TWO Blocker, Inc.; SCP III AIV THREE-FCER Blocker, Inc.; Sterling Partners 2009, LLC; SMG09 Secure Net AIV Blocker, Inc.; Sterling Capital Partners IV, LLC and SCP IV Desert AIV Blocker, Inc. In addition, from April 2005 to October 2012, Mr. Taslitz was a director of Ameritox Ltd., a prescription monitoring solution provider and Ameritox Testing Management, Inc., a laboratory services company; Mr. Taslitz also serves on the compensation committees of the boards of directors of each of these companies other than MOSAID Technologies and serves as a member of the audit committee of the board of directors of Ameritox, Ltd. Mr. Taslitz has been a director since July 2007. Mr. Taslitz is also a director of Atlantic Premium Brands, Ltd., a food products company.

        Quentin Van Doosselaere is Co-Chief Executive Officer of Bregal Investments, a private equity investment business. Mr. Van Doosselaere joined Bregal in January 2009. Following his business school graduation in 1984, he moved to New York and began his career at Drexel Burnham Lambert. He then joined Bankers Trust Co. as a Managing Director and ran various global capital markets businesses. In the mid-nineties, he held executive positions in a number of non-profit organizations before going into academia. He was affiliated with Columbia University and Oxford University when he joined Bregal. Mr. Van Doosselaere serves as a member on the investment committees of Bregal Capital, Bregal Sagemount, Bregal Partners, Bregal Freshstream, Bregal Energy, Bregal Private Equity Partners, Ranch Capital Investment and Birchill Exploration. Mr. Van Doosselaere holds a degree from the Solvay

Brussels School of Economics of the Université Libre de Bruxelles (Belgium) and a Ph.D. from Columbia University. Mr. Van Doosselaere has been a director since January 2015.

        Robert B. Zoellick is chairman of International Advisors at the Goldman Sachs Group. He is a director of Temasek Holdings (Private) Ltd. ("Temasek"), a Singapore corporation, which is principally engaged in the business of investment holding. Mr. Zoellick has been a director of Temasek since August 2013. He is also a strategic advisor to AXA, the global insurance firm headquartered in Paris, and is a member of the international advisory board for Rolls Royce. From 2012 to 2013, Mr. Zoellick was a Distinguished Visiting Fellow at the Peterson Institute for International Economics and a Senior Fellow at the JFK School of Government at Harvard University, and he has continued his Fellow's post at Harvard. From 2007 to 2012, Mr. Zoellick was president of the World Bank Group. From 2006 to 2007, Mr. Zoellick was vice chairman, International, of Goldman Sachs. Mr. Zoellick was the deputy secretary of the U.S. Department of State from 2005 to 2006 and the U.S. Trade Representative from 2001 to 2005. From 1993 to 2001, Mr. Zoellick served in various academic and executive posts at the U.S. Naval Academy, Harvard University, Goldman Sachs, Fannie Mae and the Center for Strategic and International Studies. From 1985 to 1993, Mr. Zoellick served in senior posts at the Treasury and State departments, as well as the White House deputy chief of staff. Mr. Zoellick received his B.A. (Phi Beta Kappa) from Swarthmore College and a J.D. (magna cum laude) and Master of Public Policy from Harvard University. Mr. Zoellick has been a director since December 2013.

        During the past ten years, none of Laureate, its executive officers or its directors has (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        Except as described below, during the past ten years (i) no petition has been filed under federal bankruptcy laws or any state insolvency laws by or against any of our executive officers or directors, (ii) no receiver, fiscal agent or similar officer was appointed by a court for the business or property of any of our executive officers or directors and (iii) none of our executive officers or directors was an executive officer of any business entity or a general partner of any partnership at or within two years before the filing of a petition under the federal bankruptcy laws or any state insolvency laws by or against such entity.

        In January 2005, Mr. Serck-Hanssen joined the team that founded Eos Airlines, Inc. Eos Airlines was an all first-class shuttle between New York and London. Mr. Serck-Hanssen left Eos in February 2008, and Eos filed for protection under Chapter 11 of the U.S. Bankruptcy Code in late April 2008, after the collapse of Bear Stearns & Co., its largest single client, and the start of the U.S. economic downturn, which caused funding commitments from its financial sponsors to be withdrawn. In December 2008, Mr. Martinez joined NII Holdings, Inc. ("NII Holdings") as vice president of human resources. Mr. Martinez left NII Holdings in 2013 and NII Holdings filed for protection under Chapter 11 of the U.S. Bankruptcy Code in September 2014.

        With the exception of Mr. Van Doosselaere, who holds Belgian citizenship, Mr. Guimarães, who holds dual citizenship in Brazil and Canada, Mr. Serck-Hanssen, who is a Norwegian citizen and a permanent resident of the United States, Mr. Berckemeyer, who holds dual citizenship in Peru and the United States, and Mr. Carmelo, who holds Spanish citizenship, all of the directors and executive officers listed above are U.S. citizens.

        Each current director brings a strong and unique background and set of skills to the board of directors, giving the board of directors as a whole competence and experience in a wide variety of areas, including corporate governance and board service, executive management, higher education industry experience, accounting and finance, and risk assessment. Set forth below is a brief description of certain experience, qualifications, attributes or skills of each director that led the board of directors to conclude that such person should serve as one of our directors:

  •
  Mr. Becker has led our Company since 1989 and has been instrumental in our transformation into the largest private international network of degree granting higher education institutions. His current responsibilities as Chairman and Chief Executive Officer make him well qualified to serve on the board of directors.

  •
  Messrs. Carroll, Cohen, Friedman, Smidt, Snow, Taslitz and Van Doosselaere are affiliated with private equity and other similar types of investment funds and have significant experience making and managing private equity investments on behalf of their respective funds. Each of the investment funds they represent have been intimately involved in the management of Laureate since 2007, making them well qualified to serve on the board of directors.

  •
  Mr. Miller has served as the president and chief executive officer of a large private company specializing in industrial paper products, packaging, printing and other commercial consumables since 1987. Mr. Miller's long business career, including service as president and chief executive officer of a large distribution company and his previous service on the board of our predecessor make him well qualified to serve on the board of directors.

  •
  Mr. Muñoz has extensive knowledge in the fields of finance and accounting and his knowledge of investment banking, legal experience, corporate governance experience and audit oversight experience gained from his membership on the boards and audit committees of other public companies support his qualifications to serve on the board of directors.

  •
  Dr. Rodin is an experienced leader in the not-for-profit sector and has extensive experience in the areas of corporate affairs, financial reporting, risk management, compensation and legal matters, which supports her qualifications to serve on the board of directors.

  •
  Mr. Zoellick has extensive knowledge, insight and experience on international trade, development, and finance issues and his educational and government experience provide important insights for our global business model. In addition, his current positions with international financial and investment firms as a director of an international investment company make him well qualified to serve on the board of directors.

Information Regarding the Laureate Board

        Our board of directors consists of 12 persons, nine of whom also serve on the board of directors of Wengen's sole general partner, Wengen Investments Limited. Pursuant to the current Wengen Securityholders' Agreement, KKR is entitled to elect two of Laureate's directors so long as KKR owns at least 75% of the Wengen interests it held on the date Wengen acquired Laureate (the "Initial Wengen Interest") and will be entitled to elect one of Laureate's directors so long as KKR owns at least 50% but less than 75% of its Initial Wengen Interest. Pursuant to this provision of the current Wengen Securityholders' Agreement, Messrs. Carroll and Smidt were elected to the Laureate board of directors as the KKR-designated directors in 2007 and have continued to serve on the Laureate board of directors since then. Pursuant to the current Wengen Securityholders' Agreement, Sterling Capital Partners II, L.P. ("Sterling"), an affiliate of Sterling Partners, is entitled to elect three of Laureate's directors so long as Sterling, Mr. Becker, Mr. Taslitz and certain of their affiliates (together, the "Sterling Entities") collectively own at least 75% of their Initial Wengen Interest and will be entitled to elect two of Laureate's directors so long as the Sterling Entities collectively own at least 50% but less than 75% of their Initial Wengen Interest. Messrs. Taslitz and Becker were elected to the Laureate board of directors as the Sterling-designated directors in July 2007 and have continued to serve on the Laureate board of directors since then. John A. Miller was elected to the Laureate board of directors as the third Sterling-designated director, effective January 1, 2009. The Sterling Entities are required to designate Mr. Becker as one of the Sterling-designated directors for so long as he remains the Company's Chief Executive Officer. Pursuant to the current Wengen Securityholders' Agreement, each of CPE (including affiliates, some of which have been managed by StepStone since November 2010), Snow Phipps (Snow Phipps and its affiliates), Point72 (as the successor to SAC Capital) and Bregal Investments (Bregal Investments and its affiliates) is entitled to elect one member of the Laureate board of directors so long as each owns at least 75% of its Initial Wengen Interest. Messrs. Friedman, Snow, Van Doosselaere and Cohen serve as the board of directors designees of CPE, Snow Phipps, Bregal Investments and Point72, respectively. Mr. Van Doosselaere has tendered his resignation from the Laureate board of directors effective as of the date of the effectiveness of the registration statement for our initial public offering. Mr. Van Doosselaere has advised us that his resignation is not due to any disagreement with the Company. All of the aforementioned rights to appoint Laureate directors will be reduced or eliminated if the equity interests held by these Wengen Investors drops below prescribed thresholds (usually less than 75% or 50% of their Initial Wengen Interests). The securityholders' agreement will terminate upon the dissolution, liquidation or winding-up of Wengen. See "Certain Relationship and Related Party Transactions—Agreements with Wengen."

Controlled Company Exception

        After completion of our proposed initial public offering, Wengen will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the corporate governance standards of the principal national securities exchanges. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance standards, including:

  •
  the requirement that a majority of the board of directors consist of independent directors;

  •
  the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

        Following our initial public offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating/corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, for so long as we are a "controlled company" you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the principal national securities exchanges.

Laureate Board Committees

        Our board of directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

        The Audit Committee meets with our independent auditors to: (i) review whether satisfactory accounting procedures are being followed by us and whether our internal accounting controls are adequate; (ii) monitor audit and non-audit services performed by the independent auditors; (iii) approve fees charged by the independent auditors; and (iv) perform all other oversight and review of the Company's financial reporting process. The Audit Committee also reviews the performance of the independent auditors and annually selects the firm of independent auditors to audit the Company's financial statements. The Audit Committee currently consists of Messrs. Muñoz, Smidt and Snow and the board of directors has determined that Mr. Muñoz is an "audit committee financial expert" for purposes of Regulation S-K, Item 407(d)(5). Upon completion of our initial public offering, Messrs. Smidt and Snow will resign, and we intend to appoint to the Audit Committee two new members of the board of directors who will be independent for purposes of Rule 10A-3 under the Exchange Act and corporate governance standards. The board of directors has affirmatively determined that each of such nominees meets the definition of "independent director" for purposes of the rules of the principal national securities exchanges and the independence requirements of Rule 10A-3 of the Exchange Act. There were nine meetings of the Audit Committee during 2014.

        The Compensation Committee establishes the compensation for the Chief Executive Officer and the other executive officers of Laureate and generally reviews benefits and compensation for all officers and employees. The Compensation Committee also administers our 2007 Plan and our 2013 Plan. The Compensation Committee currently consists of Messrs. Carroll, Friedman and Taslitz. Upon completion of our initial public offering, we intend to appoint additional members of our Compensation Committee. The board of directors has affirmatively determined that each of such newly-appointed nominees meets the definition of "independent director" for purposes of the rules of the principal national securities exchanges, the definition of "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and the definition of "non-employee director" for purposes of Section 16 of the Exchange Act. In addition, we intend to establish a sub-committee of our compensation committee for purposes of approving any compensation that may otherwise be subject to Section 162(m) of the Code or Section 16 of the Exchange Act. There were six meetings of the Compensation Committee during 2014 and four actions by written consent.

        The Nominating and Corporate Governance Committee reviews and monitors corporate governance matters. The Nominating and Corporate Governance Committee currently consists of Mr. Carroll. Upon completion of our initial public offering, the current Nominating and Corporate Governance Committee members will resign, and we intend to appoint independent directors to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee did not meet during 2014.

        Prior to the completion of our initial public offering, each of the above committees will adopt a written charter, which will be approved by our board of directors. Following the completion of our initial public offering, copies of each charter will be posted on our website.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each material element of compensation for the fiscal year ended December 31, 2014 that we provided to each person who served as our principal executive officer or principal financial officer during 2014 and our three most highly compensated executive officers employed at the end of 2014 other than those persons, all of whom we refer to collectively as our Named Executive Officers.

        Our Named Executive Officers for the fiscal year ended December 31, 2014 were as follows:

  •
  Douglas L. Becker, Chairman, President, and Chief Executive Officer;

  •
  Eilif Serck-Hanssen, Executive Vice President and Chief Financial Officer;

  •
  Ricardo M. Berckemeyer, Chief Executive Officer, Latin America Region;

  •
  Timothy F. Daniels, Chief Executive Officer, Asia, Middle East and Africa Region; and

  •
  Paula Singer, Chief Executive Officer, Global Products and Services.

        The Compensation Committee is responsible for establishing, implementing, and evaluating our employee compensation and benefit programs. The Compensation Committee annually evaluates the performance of our Chief Executive Officer and our other executive officers, establishes the annual salaries and annual cash incentive awards for our Chief Executive Officer and our other executive officers, and approves all equity awards. The Compensation Committee's objective is to ensure that the total compensation paid to the Named Executive Officers as well as our other senior officers is fair, reasonable, and competitive. Generally, the types of compensation and benefits provided to our Named Executive Officers are similar to those provided to other senior members of our management team.

Executive Compensation Philosophy

        The goal of our executive compensation program is to create long-term value for our investors while at the same time rewarding our executives for superior financial and operating performance and encouraging them to remain with us for long, productive careers. We believe the most effective way to achieve this objective is to design an executive compensation program rewarding the achievement of specific annual, long-term and strategic goals and aligning executives' interests with those of our investors by further rewarding performance above established goals. We use this philosophy as the foundation for evaluating and improving the effectiveness of our executive pay program. The following are the core elements of our executive compensation philosophy:

  •
  Market Competitive: Compensation levels and programs for executives, including the Named Executive Officers, should be competitive relative to the appropriate markets in which we operate. We are a unique network of organizations, and we believe that competitive pay programs must be locally driven. It is important for our local organizations to leverage an understanding of what constitutes competitive pay in their markets and build unique strategies to attract the high caliber talent we require to manage and grow our fast-paced organization;

  •
  Performance Based: A majority of executive compensation should be performance-based pay that is "at risk," based on short-term and long-term goals, which reward both organizational and individual performance;

  •
  Investor Aligned: Incentives should be structured to create a strong alignment between executives and investors on both a short-term and a long-term basis; and

  •
  Financially Efficient: Pay programs and features should attempt to minimize the impact on our earnings and maximize our tax benefits, all other things being equal.

        By incorporating these elements, we believe our executive compensation program is responsive to our investors' objectives and effective in attracting, motivating, and retaining the level of talent necessary to grow and manage our business successfully.

Process for Determining Compensation

        Our compensation process for each fiscal year begins in the preceding September, when senior management meets to set the next year's budgets. Using the budgets developed during October and November, each year in December, the board of directors approves our revenue, earnings, and student enrollment goals for the following year. These goals serve as the target metrics in our Annual Incentive Plan ("AIP"), a non-equity short-term incentive plan designed to create a link between executive compensation and company performance, and our cash Long Term Incentive Plans ("LTIP") with certain Named Executive Officers, which are designed to reward superior performance over a longer period and thereby provide an incentive for these executives to remain with us. See "—Elements of Laureate's 2014 Compensation Program—Incentive Opportunity." In March, the Compensation Committee meets to review the Named Executive Officers' prior year's performance, set their base salary levels for the current fiscal year, approve the AIP for the current year, and approve or modify individual goals for the Named Executive Officers that were recommended by management for the discretionary portion of our AIP. In late March, the Compensation Committee assesses performance and certifies the extent to which the prior year's performance goals have been achieved and authorizes the payment of any earned incentive compensation.

        Prior to the March Compensation Committee meetings, the CEO and the Chief Human Resources Officer ("CHRO") review the prior year's performance of each Named Executive Officer (other than the CEO, whose performance is reviewed only by the Compensation Committee). The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and AIP cash award amounts, are presented to the Compensation Committee at its March meetings. The Compensation Committee determines salary adjustments and AIP cash awards for our Named Executive Officers, taking into account the CEO's recommendations. The CEO and CHRO are not members of the Compensation Committee and do not participate in deliberations regarding their own compensation.

Clawback Policy

        In October 2013, the Compensation Committee adopted an Executive Incentive Compensation Recoupment Policy, also known as a "clawback." Under these clawback provisions, executives that violate confidentiality, non-competition, and non-solicitation agreements forfeit any outstanding awards under the 2007 Plan and the 2013 Plan (together, the "Plans") and return any gains realized from awards prior to the violation. These provisions serve to protect our intellectual property and human capital, and help ensure that executives act in the best interests of Laureate and its stockholders. We plan to revise the Executive Incentive Compensation Recoupment Policy to be consistent with the final rules implementing the requirements of the Dodd-Frank Act.

Role of Independent Compensation Consultant

        During 2014, the CHRO and members of his staff met several times with Frederic W. Cook & Co., Inc. ("Cook"), an independent executive compensation consulting firm retained by the Compensation Committee, for advice and perspective regarding market trends that could affect our decisions about our executive compensation program and practices. During this time, Cook assessed our compensation philosophy and the structure of our programs and reviewed our existing equity and variable pay compensation documents. Cook then advised management about alternatives it could consider before recommending executive compensation design and amounts to the Compensation Committee. The Compensation Committee assessed the independence of Cook pursuant to SEC rules and concluded that the work performed by Cook does not raise any conflicts of interest.

Compensation Peer Group

        In its capacity as the Compensation Committee's independent compensation consultant, Cook has provided insight to the Compensation Committee on certain regulatory requirements and concerns of our investors, assisting with the development of conceptual designs for future equity and cash incentive compensation programs and providing the Compensation Committee with relevant market data and alternatives to consider when making compensation decisions for the CEO and other Named Executive Officers. Additionally, the Compensation Committee requested Cook to identify a framework of comparators that adequately reflects the unique nature of our operations. The Compensation Committee used this Compensation Peer Group as part of the 2014 compensation process to evaluate the competitiveness of the compensation targets for our executive team. The Compensation Peer Group includes three distinct elements, each representing a key Laureate characteristic. These business characteristics include: (1) industry, (2) size and complexity and (3) growth and profitability. The Compensation Committee has defined these characteristics and selected peer companies for each group as follows:

  •
  Industry: Companies in the S&P 1500 and the educational services industry with total revenue of at least $1 billion, including Apollo Education Group, Career Education, Corinthian Colleges, DeVry Education Group, Education Management Corporation and ITT Educational Services.

  •
  Size / Complexity: Companies in the S&P 1500 with total revenue ranging from $2.5 billion to $5.5 billion, with at least 70% of total revenue derived from foreign sources, including Analog Devices, Inc. The Brinks Company, Cabot Corporation, FMC Technologies, Inc., First Solar, Inc., Harman International Industries, Incorporated, International Flavors & Fragrances Inc., LSI Corporation, Molson Coors Brewing Company, Nabors Industries Ltd., Nvidia Corporation, Sandisk Corp., Terex Corporation, and Universal Corporation.

  •
  High Growth/Profitability: Companies in the S&P 1500 with total revenue ranging from $1 billion to $10 billion, three-year total revenue CAGR of at least 15%, three-year average EBITDA margins of at least 20%, at least 30% of total revenue generated from foreign sources, including Altera Corporation, BlackRock, Inc., Celgene Corporation, Cliffs Natural Resources Inc., Discovery Communications, Inc., Equinix, Inc., FLIR Systems, Inc., Gilead Sciences, Inc., Global Payments Inc., Intercontinental Exchange, Inc., Life Technologies, Inc., Mylan N.V., Newmont Mining Corporation, The Priceline Group Inc., ResMed Inc. and Visa Inc.

        The Compensation Committee used data derived from our Compensation Peer Group to inform its decisions about overall compensation, compensation elements, optimum pay mix and the relative competitive landscape of our executive compensation program. The committee used multiple reference points when establishing target compensation levels. Because comparative compensation information is just one of several analytic tools the Compensation Committee uses in setting executive compensation, it has discretion in determining the nature and extent of its use. Moreover, given the limitations associated with comparative pay information for setting individual executive compensation, the Compensation Committee may elect not to use the comparative compensation information at all in the course of making individual compensation decisions.

        In approving 2014 compensation for the Named Executive Officers, the Compensation Committee took under advisement the recommendation of the CEO and CHRO relating to the total compensation package for the Named Executive Officers and, based on company-wide operating results and the extent to which individual performance objectives were met, the Compensation Committee determined 2014 compensation for each of the Named Executive Officers. In determining whether to approve or modify management-recommended compensation for the Named Executive Officers in 2014, the Compensation Committee reviewed non-financial factors as part of the overall evaluation of performance. Such non-financial factors comprised judging the extent to which each Named Executive Officer identified business opportunities, maximized network synergies for Laureate, shared best practices and maximized the mix of our geographic revenues, programs, modality and levels of study. The Compensation Committee believes that non-financial measures are often "leading indicators" of financial performance and are especially important to a rapidly growing and geographically dispersed company like Laureate. The Compensation Committee believes that the total 2014 compensation opportunity for our Named Executive Officers was fully competitive while at the same time being responsible to our investors because a significant percentage of total compensation in 2014 was allocated to variable compensation, paid only upon achievement of both individual and corporate performance objectives.

Considerations in Setting 2014 Compensation

        The following is a summary of key considerations that affected the development of 2014 compensation targets and 2014 compensation decisions for our Named Executive Officers (and which the Compensation Committee believes will continue to affect its compensation decisions in future years):

        Market Targets.    We target base salary for our Named Executive Officers generally near the 50th percentile of the Compensation Peer Group. Total cash and total direct compensation (base salary, AIP award and projected inherent value of equity grants) are generally near the 75th percentile of the Compensation Peer Group. Although historically a specific pay mix for our Named Executive Officers has not been set, it has been and will continue to be our policy to allocate a significantly larger portion of the Named Executive Officers' compensation in the form of variable or "at-risk" compensation than is allocated to junior members of management. By targeting our Named Executive Officers' base salaries and total cash and total direct compensation near the 50th and the 75th percentiles, respectively, a majority of our Named Executive Officers' pay is at risk, consistent with strategies followed by other high-growth companies and the Compensation Committee's pay-for-performance philosophy. Market targets are periodically reviewed to ensure competitiveness with other companies' executives with like responsibilities to our Named Executive Officers.

        Emphasis on Performance.    Laureate's compensation program provides increased pay opportunity correlated with superior performance over the long term. When evaluating base salary, individual performance is the primary driver that determines the Named Executive Officer's annual increase, if any. In our AIP, both organizational and individual performance are key drivers in determining the Named Executive Officer's non-equity incentive award. Of the outstanding unvested options, performance share units, and restricted shares currently held by our Named Executive Officers, approximately 40.7% are performance-based.

        The Importance of Organizational Results.    Laureate's AIP uses the achievement of specific organizational metrics in determining approximately 80% of the Named Executive Officers' target annual cash incentive award. This is because the Compensation Committee believes it is important to hold the Named Executive Officers accountable for both the results of their organization and overall company results. Our 2014 AIP emphasized and rewarded the Named Executive Officers, other than Mr. Daniels, for corporate performance. The 2014 AIP targets for Mr. Daniels were based on results in our AMEA Region because the Compensation Committee determined that EBITDA, margin, enrollment growth, and revenue growth, in each case as defined below under "—Elements of Laureate's 2014 Compensation Program—Incentive Opportunity," in that region were strategic priorities for the Company in 2014 and determined that incentives measured by such regional priorities were in the best interests of the Company and its stockholders. The Compensation Committee believes that individual contributions by the Named Executive Officers significantly affect both regional and overall corporate results. The vesting of performance options granted under our 2013 Plan are dependent on the Company achieving overall corporate financial goals.

Elements of Laureate's 2014 Compensation Program

        There are three key components of our executive compensation program for our Named Executive Officers: base salary, AIP awards, and long-term equity incentive awards. Three of our Named Executive Officers, Messrs. Serck-Hanssen and Berckemeyer and Ms. Singer also participate in LTIPs. The components of incentive compensation (the AIP awards, equity awards and LTIPs) are significantly "at-risk," as the degree to which the AIP awards and LTIPs are paid and the performance vesting and the intrinsic value of the equity awards all depend on the extent to which certain of our operating and financial goals are achieved. In addition to these key compensation elements, the Named Executive Officers are provided certain other compensation. See "—Other Compensation." When reviewing compensation levels, each component of compensation is reviewed independently, and the total pay package is reviewed in the aggregate. However, the Compensation Committee believes that an important component of aligning the interests of investors and executives is to place a strong emphasis on "at risk" compensation linked to overall Company performance.

        In 2014, approximately 51% of the compensation for the Chief Executive Officer was "at risk." See "—Arrangements with Certain Named Executive Officers—Chairman and Chief Executive Officer Compensation" below for a discussion relating to Mr. Becker's long-term incentive compensation.

        Base Salary.    We pay our Named Executive Officers base salaries to compensate them for services rendered each fiscal year. Base salary is a regular, fixed-cash payment, the amount of which is based on position, experience, and performance after considering the following primary factors—internal review of the executive's compensation, relative to both U.S. national market targets and other executives' salaries, and the Compensation Committee's assessment of the executive's individual prior performance. Salary levels are typically considered annually as part of our performance review process but can be adjusted in connection with a promotion or other change in job responsibility. Merit-based increases to salaries of the Named Executive Officers are determined each March by the Compensation Committee after the Compensation Committee assesses performance by each executive during the preceding fiscal year. Each of the Named Executive Officers received a 2.5% salary increase from 2013 to 2014. Each of the Named Executive Officers only received a 2.5% salary increase from 2014 to 2015.

        The salary increases for the Named Executive Officers from 2013 to 2014 and 2014 to 2015 were:

Executive	Salary as of December 31, 2013	Salary Increase from 2013 to 2014(1)	Salary as of December 31, 2014	Salary Increase from 2014 to 2015(1)	2015 Salary
Douglas L. Becker	$950,175	2.5%	$973,929	2.5%	$998,278
Eilif Serck-Hanssen	$554,269	2.5%	$568,126	2.5%	$582,329
Ricardo M. Berckemeyer	$650,000	2.5%	$666,250	2.5%	$682,906
Timothy F. Daniels	$500,000	2.5%	$512,500	2.5%	$525,312
Paula Singer	$650,000	2.5%	$666,250	2.5%	$682,906

(1)
Salary increases effective March 1, 2014 and March 1, 2015, respectively.

        Incentive Opportunity.    In addition to receiving base salaries, the Named Executive Officers participate in the AIP each year. Messrs. Serck-Hanssen and Berckemeyer and Ms. Singer also participate in LTIPs. The Compensation Committee has identified several factors that it believes are critical to the success of our business and these factors, in various combinations, are incorporated into the 2013 Plan, the AIP, and the LTIPs:

  •
  Revenues:  Revenues are the fees generated from our provision of educational services and products before any costs or expenses are deducted. Year-to-year growth in revenues indicates a strong base for future growth.

  •
  Financing EBITDA Growth:  EBITDA equals revenues minus expenses (excluding interest, taxes, depreciation and amortization). Financing EBITDA excludes non-cash compensation expenses, including expenses relating to long-term incentive plans, acquisition costs, support charges, and royalty/network fees. For 2014, the Compensation Committee used an adjusted Financing EBITDA target, which excludes the impact of foreign currency exchange rates and certain extraordinary or non-recurring items, which the Compensation Committee believes are not indicative of ongoing results ("Adjusted Financing EBITDA"). The Compensation Committee believes that Adjusted Financing EBITDA is the best measure of sustainable profitability, which is a primary goal of the Company.

  •
  EBITDA Margin:  EBITDA Margin is EBITDA as a percentage of total revenues. In 2014, we calculated the EBITDA Margin using Operating EBITDA. Operating EBITDA is Adjusted Financing EBITDA excluding the value added tax from royalty/network fees. Operating EBITDA Margin is a means by which the Compensation Committee can monitor the extent to which the Company's growth in revenues results in increased profitability. The target for 2014 was based on 2013 results plus 50 basis points.

  •
  New Enrollment:  New enrollment is defined as students who enroll in an academic program for the first time or students who return to their academic program after an absence of at least two years. New enrollment indicates that there is continued interest in the Laureate International Universities network and can be a leading indicator of future revenue levels.

  •
  Total Enrollment:  Total enrollment is defined as the number of students who are registered in an academic program on the last day of an enrollment reporting period. Total enrollment is tied to total revenues and can be a leading indicator of continued good student outcomes.

        Certain adjustments in measuring performance.    In measuring financial performance for purposes of our incentive compensation programs the Compensation Committee focuses on the fundamentals of the underlying business performance and adjusts for items that are not indicative of ongoing results. For example, revenue and EBITDA measures are expressed in constant currencies (i.e., excluding the effects of foreign currency translation) because we believe that period-to-period changes in foreign exchange rates can cause our reported results to appear more or less favorable than business fundamentals indicate. The Compensation Committee's approach to other types of adjustments is subject to pre-established guidelines, including materiality, to provide clarity and consistency on how it views the business when evaluating performance. Charges/credits that may be excluded from Adjusted Financing EBITDA include: "strategic" items (such as restructurings, acquisitions, and divestitures); "regulatory" items (changes in law, or tax or accounting rules); and "external" items (extraordinary, non-recurring events such as natural disasters).

        AIP award levels for the Named Executive Officers are dependent on the extent to which specified levels of the above metrics and certain individual goals have been achieved. The goals specified in the AIP for each of the above metrics derive from management's annual business plan (the "annual plan") and management's plan for the next five fiscal years (the "long-range plan"), both of which are reviewed by the board of directors each December. The CEO and CHRO work with the Compensation

Committee to set target metrics for the AIP based on our board-approved annual plan and the financial goals contained therein, which the directors believe should be attainable but only with considerable effort.

        Annual Cash Incentive Opportunity.    Our AIP is an annual cash incentive program designed to create a link between executive compensation and performance of the participants and the Company, as a whole. The AIP provides metrics for the calculation of annual incentive-based cash compensation after assessing the executive's performance against pre-determined quantitative and qualitative measures within the context of our overall performance. In addition, a significant portion of each Named Executive Officer's 2014 AIP award was determined based on individual performance. In evaluating individual performance, the Compensation Committee reviews the annual objectives set for each of the Named Executive Officers at the start of the year (by the Compensation Committee for the CEO and by the CEO for all other Named Executive Officers) and uses its judgment to determine whether the objectives were achieved. Individual performance is weighted at 20% of the overall AIP opportunity at target. Individual results for the year are rated by the Compensation Committee on a scale from 0% to 200% based on the recommendation of the CEO, except with respect to his own performance. Considerations affecting evaluation of individual performance may include extraordinary economic or business conditions, the state of the business, deviations from forecasted business targets that are unrelated to the executive's performance and other external factors that, in the CEO's judgment (or the Compensation Committee's judgment in the case of the CEO's individual performance), may have affected our financial and operating results. The Compensation Committee also considers constructive strategic issues that have long-term consequences such as: positive student outcomes like job placement and on-time graduation, achieving the highest academic and operational standards and regulatory compliance. The Named Executive Officers are also rewarded for important strategic contributions like building succession plan pipelines and high-performance cultures. In reviewing the compensation of the Named Executive Officers, the Compensation Committee takes into account the executive's performance, the importance of his or her position to us and the executive's future leadership potential. For all Named Executive Officers other than the CEO, the CEO gives guidance to the Compensation Committee as to whether he believes each of the Named Executive Officers has achieved the individual performance goals set at the beginning of the year. After his review, the CEO presents AIP award and salary adjustment recommendations for the Named Executive Officers to the Compensation Committee for approval. The Compensation Committee determines the compensation of the Named Executive Officers, taking into account the CEO's assessment of each executive's performance. The Compensation Committee determines whether the CEO has achieved the individual performance goals the Compensation Committee set for the CEO, taking into account the CEO's assessment of his own performance and its own judgment as to his performance.

        In 2014, AIP target award opportunities ranged from 75% to 120% of the base salary of each Named Executive Officer, depending on the executive's level of responsibility and the effect the Compensation Committee perceived the Named Executive Officer to have on Company operations. The Compensation Committee took into consideration Compensation Peer Group competitiveness and compensation equity across various Company executive positions when setting the range of target 2014 AIP award opportunities for our Named Executive Officers. The Compensation Committee also gave each Named Executive Officer the opportunity to earn a 2014 AIP award above the target opportunity up to a maximum of 200% of his or her AIP target opportunity, provided that the Company achieved certain levels of performance and the Compensation Committee determined that the individual had achieved certain goals, as well.

        AIP awards granted to our Named Executive Officers for 2014 performance reflect the Compensation Committee's assessment of each Named Executive Officer's individual performance and our overall performance when measured against Compensation Committee-established goals for 2014 new enrollments, revenue, Adjusted Financing EBITDA, Operating EBITDA margin, and individual objectives. The 2014 AIP was designed so that a multiplier was applied to the respective weight of each metric, which proportionally reduced or increased the Named Executive Officer's award depending on the extent to which the goal for each metric was missed or exceeded, as applicable and as set forth in the table below for each Named Executive Officer other than Mr. Daniels. For Mr. Daniels only, new enrollment performance at 120% of target and Adjusted Financing EBITDA margin at 135% of target was required to receive the maximum payout. Except as described below, for performance percentages between the levels set forth in the table, the resulting payout percentage would be adjusted on a linear basis. Because the Compensation Committee's intent in designing the 2014 AIP was for the Named Executive Officers to stress improved profitability, the 2014 AIP provided that: (i) had we achieved 85% or less of the 2014 corporate and/or regional Adjusted Financing EBITDA goal, as applicable, none of the Named Executive Officers subject to that goal would have received any 2014 AIP Award, and (ii) had the Company achieved less than 95% of the 2014 corporate and/or regional Adjusted Financing EBITDA goal, as applicable, none of the Named Executive Officers subject to that goal would have received more than his or her target award opportunity, regardless of whether the goal for any of the other metrics had been exceeded. Additionally, the 2014 AIP provided that if the Company achieved 85% or less of the established goal for new enrollments or revenues or if EBITDA Margin was less than or equal to the applicable 2013 result, then the portion of the Named Executive Officer's AIP award dependent on that metric would be entirely deducted from his or her total 2014 AIP award opportunity.

Percent Payout	Performance Against Plan	New Enrollments*	Revenues	Adjusted Financing EBITDA*	EBITDA Margin
200%	Percent of Target	115%	115%	115%	Threshold + 100 bps
100%	Value for 100% payout	Target	Target	Target	Threshold + 50 bps
0%	Percent of Target	85%	85%	85%	2013 Result

*
For Mr. Daniels only, new enrollment performance at 120% of Target and Adjusted Financing EBITDA at 135% of Target was required to receive the maximum payout.

        The tables below contain the goal for each metric used in the 2014 AIP and the 2014 results used by the Compensation Committee to set the AIP awards earned in respect of 2014 performance by each of the Named Executive Officers. 2014 AIP awards for all Named Executive Officers, with the exception of Mr. Daniels, were based on corporate results and are shown in the first table below. Mr. Daniels's 2014 AIP award was based on AMEA regional results, which goals and results are set forth in the second table below. Of the four financial metrics used to determine 2014 AIP awards, Adjusted Financing EBITDA was weighted the heaviest because of the Compensation Committee's focus on profitability. While each of Operating EBITDA margin, revenue, and new enrollment are critical to our ability to grow over the long term, the Compensation Committee believes Adjusted Financing EBITDA is the most important measure of sustainable profitability.

 Corporate 2014 AIP

Performance Metric	Target	Weighted Target as % of Award	2014 Results	Payout % based on 2014 results	Achievement Factor Based on 2014 Results
New Enrollments	441,005	15%	442,308	102.0%	15.3%
Revenues(1)	$4,386.4	15%	$4,481.5	114.5%	17.2%
Adjusted Financing EBITDA(1)	$767.7	40%	$819.1	144.7%	57.9%
Op EBITDA Margin	18.30%	10%	19.00%	200.0%	20.0%
Individual Performance		20%

		100%

(1)
In thousands

AMEA 2014 AIP

Performance Metric	Target	Weighted Target as % of Award	2014 Results	Payout % based on 2014 results	Achievement Factor Based on 2014 Results
New Enrollments	36,902	15%	42,106	170.7%	25.6%
Revenues(1)	$401.0	15%	$412.1	118.7%	17.8%
Adjusted Financing EBITDA(1)	$30.6	40%	$39.9	187.3%	74.9%
Op. EBITDA Margin	7.73%	10%	9.84%	200.0%	20.0%
Individual Performance		20%

		100%

(1)
In thousands

        The table below provides information relating to the 2014 AIP target and actual award for each of the Named Executive Officers, both in dollar amounts and as a percentage of year-end base salary. In assessing 2014 individual performance, the Compensation Committee applied an individual multiplier of 200% to the individual performance goal of each of Messrs. Becker, Serck-Hanssen and Berckemeyer, an individual multiplier of 150% to the individual performance goal of Mr. Daniels, and an individual multiplier of 100% to the individual performance goal of Ms. Singer. The 2014 AIP awards were set by the Compensation Committee at its March 2015 meeting after reviewing the 2014 performance of each of the Named Executive Officers.

Executive	Year-End 2014 Base Salary Amount ($)	AIP Target Award as % of 2014 Year-End Salary	Target Award ($)	Actual Award ($)	Actual Award as % of Target Award
Douglas L. Becker	973,929	120%	1,168,715	1,756,813	150.3%
Eilif Serck-Hanssen	568,126	75%	426,095	640,505	150.3%
Ricardo M. Berckemeyer	666,250	120%	799,500	1,201,808	150.3%
Timothy F. Daniels	512,500	75%	384,375	646,673	168.2%
Paula Singer	666,250	100%	666,250	868,257	130.3%

        Long-Term Cash Incentive Opportunity.    Messrs. Serck-Hanssen and Berckemeyer and Ms. Singer each participate in an LTIP. The LTIPs are multi-year cash incentive plans designed to motivate and reward participants for the achievement of performance goals over a multi-year period by offering them the opportunity to receive cash payments based on the achievement of such goals. The multi-year performance period is designed to provide an additional incentive for the Named Executive Officers to remain with Laureate through the performance period and beyond. The LTIP awards are conditioned on the achievement of Company financial performance goals and are earned over two separate one-year periods subject to continued employment. LTIP payouts for 2014 appear in the Summary Compensation Table. Threshold, target, and maximum LTIP opportunities for 2014 and 2015 appear in the 2014 Grants of Plan-Based Awards Table.

        The LTIPs had two separate one-year performance periods commencing January 1, 2014 and continuing through December 31, 2015, with the payouts for each year under the plan payable as soon as practicable after the Compensation Committee assesses whether the applicable target has been achieved based on the audited financial statements for that year. Payouts under the LTIPs are based on the achievement of Corporate Adjusted Financing EBITDA targets, and in the case of Mr. Berckemeyer only, LATAM Adjusted Financing EBITDA targets.

        The 2014 Corporate Adjusted Financing EBITDA target was $767,650,255. The 2015 Corporate Adjusted Financing EBITDA target is $874,432,406 at 2014 foreign exchange rates. The LATAM Adjusted Financing EBITDA target for 2014 was $545,509,592 and the LATAM Adjusted Financing EBITDA target for 2015 is $637,094,257 at 2014 foreign exchange rates. In March 2015, the Compensation Committee determined that applicable 2014 Adjusted Financing EBITDA targets had been achieved, and approved payment of the amounts set forth in the 2014 Payment Target column below.

Executive	2014 Payment Target	2015 Payment Target	2016 Payment Target
Eilif Serck-Hanssen	$500,000	$500,000	$500,000
Ricardo M. Berckemeyer	$1,000,000	$1,000,000	$1,000,000
Paula Singer	$500,000	$500,000

        For Mr. Serck-Hanssen and Ms. Singer, if at least 98% of the 2015 Corporate Adjusted Financing EBITDA target is achieved, the 2015 portion of the LTIP also will be paid.

        In August 2014, the Compensation Committee approved a change to Mr. Berckemeyer's LTIP arrangement to add an additional $1,000,000 award opportunity for 2016. Payments of awards to Mr. Berckemeyer in 2015 and 2016 will be subject (a) 50% to continued employment on the applicable annual payment date, and (b) 50% to achievement of the annual performance targets set by the Compensation Committee. The performance targets for 2015 and 2016 will be consistent with the Company's long range plan on a foreign currency exchange neutral basis, based 75% on LATAM Adjusted Financing EBITDA and 25% on Corporate Adjusted Financing EBITDA.

        In May 2015, the Compensation Committee approved an additional year for Mr. Serck-Hanssen's LTIP. If at least 98% of the applicable 2106 Corporate Adjusted Financing EBITDA target, to be set by the Compensation Committee in early 2016 is achieved, Mr. Serck-Hanssen will be eligible to receive an additional $500,000 payment. If the applicable Adjusted Financing EBITDA target is achieved in one year but not the other, Mr. Serck-Hanssen will be eligible to receive a payment of $500,000 for the year in which the Adjusted Financing EBITDA target is met and $0 for the year in which it is not.

        Long-Term Equity Incentive Opportunity.    The use of long-term equity incentive creates a link between executive compensation and Laureate's long-term performance, thereby creating alignment between executive and investor interests. In 2013, our board and the stockholders of the Company approved the 2013 Plan, which is an omnibus plan providing the flexibility to grant a variety of long-term equity incentive awards, including stock options, restricted stock, restricted stock units and stock appreciation rights. In September 2015, our board of directors and the stockholders of the Company approved an amendment to the 2013 Plan to increase the aggregate number of shares of common stock issuable pursuant to awards that may be granted under the 2013 Plan. As of December 31, 2014, only stock options and performance share units ("PSUs") had been granted to any of the Named Executive Officers under the 2013 Plan. In connection with the adoption of the 2013 Plan, the Compensation Committee made long-term equity incentive awards to the Named Executive Officers that were intended to provide five years of long term incentive on an up-front basis. The Compensation Committee did not make any equity grants to any Named Executive Officer during 2014, but did consider the value of the long term incentive awards granted in 2013 in assessing total compensation for each Named Executive Officer.

        Equity awards granted to the Named Executive Officers under the 2013 Plan were determined based on market competitiveness, criticality of position and individual performance (both historical and expected future performance). There is no set weight given to these factors. The Compensation Committee determined that the appropriate mix for Named Executive Officers was approximately 50% time vesting stock options, 20% performance-vesting stock options, and 30% PSUs. Performance awards granted to our Named Executive Officers under the 2013 Plan can vest subject to an annual corporate Equity Value Target. The Equity Value Target was based on 15% cumulative annual growth over 2012 results. Equity Value is generally defined as Adjusted EBITDA, minus noncontrolling interests equity value, multiplied by 10, minus net debt all calculated on a foreign currency neutral basis. The targets also contain a catch-up provision. If the performance-vesting target is missed for a year, that performance tranche can vest in any subsequent year after which the targeted result is achieved for the current year. The Compensation Committee uses its discretion in determining appropriate equity award levels for the Named Executive Officers.

        The following is a description of equity awards granted to our Named Executive Officers in 2013:

        Stock Options:    Historically, stock options have been, and continue to be, a core element of long-term incentive opportunity for our Named Executive Officers. The Compensation Committee believes that the best way to align compensation of our Named Executive Officers with long-term growth and profitability is to design long-term incentive compensation that is, to a great degree, dependent on Company performance. Time-based stock options granted to our Named Executive Officers vest in equal annual installments over a five-year period, subject to continued employment on each applicable vesting date. Performance-based stock options granted to our Named Executive Officers under our 2013 Plan vest in equal annual installments over a five-year period based on satisfaction of the annual Equity Value Target described above, subject to continued employment on each applicable vesting date. See "—Outstanding Equity Awards" for information about the vesting terms of our outstanding options.

        See "—Arrangements with Certain Named Executive Officers—Chairman and Chief Executive Officer Compensation" for more information concerning options the Company will grant to Mr. Becker and shares of our common stock Wengen will transfer to Mr. Becker in exchange for the liquidation of certain of Mr. Becker's Executive Profits Interests and shares Wengen will transfer to an entity affiliated with Messrs. Becker and Taslitz and two other founding partners of Sterling Partners (collectively, the "Sterling Founders") in exchange for the liquidation of certain equity interests the Sterling Founders hold in Wengen, all effective upon the consummation of our initial public offering.

        Performance Share Units:    Each of the Named Executive Officers received a grant of PSUs in 2013. The PSUs vest in equal annual installments over a five-year period subject to satisfaction of the Equity Value Target described above. The portion of the initial grant of PSUs subject to achievement of each of the 2013 and 2014 Equity Value Targets was first eligible to vest after the publication of audited financial statements for 2014. The remaining portion of the PSUs is eligible to vest based on achievement of the applicable 2015, 2016, and 2017 Equity Value Targets. The grant agreements contain the catch-up provision discussed above.

        In March 2015, the Compensation Committee determined, based on the Company's audited consolidated financial statements for 2013 and 2014, that the Equity Value Targets for 2013 and 2014 had been achieved, and 40% of the PSUs vested and were settled in shares of common stock on

April 1, 2015. PSUs are impacted by all changes in the fair market value of our common stock and, therefore, the value to the Named Executive Officers is affected by both increases and decreases in the fair market value. Except as provided in an individual agreement, all unvested PSUs are forfeitable upon termination of employment prior to vesting. PSUs do not provide voting or dividend rights until the units are vested and settled in shares of common stock.

        Time-Based Vesting Restricted Stock:    Restricted stock awards ("restricted shares") are another form of long-term incentive compensation that may be awarded under the Plans. The Compensation Committee granted restricted shares under the 2007 Plan, prior to adoption of the 2013 Plan. These shares, although outstanding and held of record by the grantees, are "restricted" because the shares are subject to transfer restrictions and a substantial risk of forfeiture until such time as the restricted shares have vested.

        Mr. Berckemeyer received a grant of 150,000 restricted shares in 2010, all of which are now vested. Mr. Serck-Hanssen received a grant of 50,000 restricted shares in 2008 and 60,000 restricted shares in 2012, all of which are now vested. Mr. Serck-Hanssen also received a grant of 100,000 restricted shares in 2011, of which 80% are now vested and the remaining 20,000 restricted shares will vest on January 28, 2016, subject to continued employment through such date. Ms. Singer received a grant of 150,000 restricted shares in 2011, of which 80% are now vested and the remaining 30,000 restricted shares will vest on January 28, 2016, subject to continued employment through such date. See "Certain Relationships and Related Party Transaction—Stockholder's Agreements and Sale Participation Agreements" for a discussion relating to additional restrictions on restricted shares awarded under the Plans. The vesting for all restricted shares is accelerated in the event the Company terminates the grantee's employment without cause or the grantee resigns for good reason or if there is a change in control of the Company. See "—Potential Payments Upon Termination or Change in Control" below.

        The Compensation Committee believes that the value of restricted shares is significantly greater than the value of options because the grantee is not required to pay an exercise price prior to selling the shares underlying the award. Restricted shares have intrinsic value on the day they are awarded and retain actual value even if the stock price declines during the vesting period. For that reason, only Messrs. Serck-Hanssen and Berckemeyer, Ms. Singer and one other member of senior management have been granted restricted shares by the Compensation Committee.

  Other Compensation

        Deferred Compensation.    The Post-2004 DCP is intended to promote executive retention by providing a long-term savings opportunity on a tax-efficient basis to approximately 113 eligible Company employees for the 2014 Plan year, including certain of the Named Executive Officers. The Post-2004 DCP allows participants to defer up to 85% of their base salaries and 100% of any bonus, or AIP and/or long-term cash incentive awards, with interest earned at market rates on deferred amounts and payout following termination of employment or other selected payout schedule. Payouts of Post-2004 DCP balances are made in a lump sum or in installments, at the election of the participants. Each year, we have the ability, but not the obligation, to make matching employer contributions to each participant's Post-2004 DCP account if the participant made salary reduction contributions to the 401(k) Retirement Savings Plan, received less than the full match under the 401(k) Retirement Savings Plan on the salary reduction contribution because of the limit in Section 401(a)(17) of the Code on compensation and made at least a $5,000 minimum contribution to his or her 401(k) Retirement Savings Plan account. To date, we have not made any matching contributions to any participant Post-2004 DCP account, nor have we chosen to make any other discretionary employer contributions permitted to be made to participants pursuant to the Post-2004 DCP. See "—2014 Nonqualified Deferred Compensation" below for information relating to the 2014 Post-2004 DCP accounts of certain of our Named Executive Officers. All amounts deferred under the Post-2004 DCP are unfunded and unsecured obligations of Laureate, receive no preferential creditors' standing and are subject to the same risks as any of our other general obligations.

        Benefits.    We provide various employee benefit programs to our Named Executive Officers, including medical, dental and life/accidental death and dismemberment disability insurance benefits and our 401(k) Retirement Savings Plan. These benefit programs are generally available to all of our U.S.-based employees. U.S.-based executives, including the Named Executive Officers, are also provided access to a Medical Expense Reimbursement Program. Through this program they can receive reimbursement for health care charges not covered by our health care plan. This program only covers eligible health expenses as defined by Section 213 of the Code. They are also provided with individual supplemental executive long-term disability coverage and may participate in the Pinnacle Care Health Consulting Service, a medical concierge service that provides advice and other assistance with health care decisions and gives them access to medical services around the world. Mr. Daniels's employment is based in Singapore on an expatriate basis. Mr. Daniels's expatriate package includes certain allowances for housing, education of dependents and a car lease, as well as reimbursements of general relocation and temporary storage and repatriation expenses. The amounts paid to Mr. Daniels under his expatriate package are included in the compensation disclosures in this CD&A. These benefits are provided to the Named Executive Officers to eliminate potential distractions from performing their regular job duties. We believe the cost of these programs is counterbalanced by an increase in productivity by the executives receiving access to them.

Tax and Accounting Implications

        As part of its role, the Compensation Committee considers the tax and accounting impacts reflected in our financial statements when establishing our compensation plans. The forms of compensation it selects are intended to be cost-efficient. Under GAAP, the cash AIP awards result in "accrual" accounting, which means that the estimated payout of the award, along with any changes in that estimate, are recognized over the performance period. Our ultimate expense will equal the value earned by and paid to the executives. Therefore, the ultimate expense is not determinable until the end of the one-year performance period.

        Section 162(m) of the Code generally limits the deductibility of compensation paid by a public company to its chief executive officer and the three most highly compensated executive officers employed at the end of the year (other than the chief executive officer and the chief financial officer) to $1,000,000 per executive in the year the compensation becomes taxable to the executive. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements. As we have not been subject to Section 162(m) of the Code since the leveraged buyout, the Compensation Committee did not consider the impact of this rule when developing and implementing our executive compensation programs through 2014. The Compensation Committee believes it is important to preserve flexibility in administering compensation programs in a manner designed to promote varying corporate goals. Accordingly, the Compensation Committee has not adopted a policy that all compensation must qualify as deductible under Section 162(m) of the Code, and we retain the right to authorize payments that are not tax-deductible when viewed as appropriate and necessary to ensure competitive levels of total compensation for our executive officers.

Actions Taken With Respect to 2015 Compensation

        In January 2015, the Compensation Committee adopted the 2015 AIP. The 2015 AIP includes: Adjusted Financing EBITDA 40%; Operating EBITDA Margin, 10%; New Enrollment, 15%; Revenues, 15%; and CEO discretion, 20%. The target metrics were increased to reflect our growth from 2013 to 2014 and to align with the board-approved budget for 2015. If 95% of the corporate and/or regional Adjusted Financing EBITDA target is not achieved for the year, the maximum AIP payment for Named Executive Officers will be capped at 100% of target. If 85% of the corporate and/or regional Adjusted Financing EBITDA target is not achieved for the year, the Compensation Committee may elect not to pay any awards under the 2015 AIP.

        Serck-Hanssen Compensation.    On May 14, 2015, the Compensation Committee increased Mr. Serck-Hanssen's target AIP award as a percentage of base salary from 75% to 85%, extended his LTIP to 2016 upon substantially the same terms and conditions as his 2014-2015 LTIP, and granted him 81,520 restricted stock units ("RSUs") under the 2013 Plan, all of which will vest on May 14, 2018, subject to continued employment through such date.

        Guimarães Compensation.    On July 6, 2015, the Company entered into an offer letter with Enderson Guimarães pursuant to which Mr. Guimarães agreed to serve as the Company's President and Chief Operating Officer, effective as of September 1, 2015. The following description of the offer letter is qualified in its entirety by the full terms and conditions of the offer letter. The offer letter is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference.

        Salary and Incentive Compensation.    Pursuant to the offer letter, Mr. Guimarães's base salary will be $900,000 annually and his target AIP award will be 130% of base salary. For 2015 only, Mr. Guimarães will be eligible to receive (i) a payment representing the eight months of forfeited bonus at target from his prior employer ($800,000) and (ii) four months prorated annual incentive starting on September 1, 2015 based on our results for 2015.

        LTIP.    Mr. Guimarães will also be eligible to participate in a cash LTIP plan valued at $1,000,000 in 2016 and $1,500,000 in 2017, subject to the terms of the plan as amended from time to time. For 2015 only, he will be eligible to receive (i) a payment representing eight months of forfeited long term bonus at target from his prior employer ($1,000,000) and (ii) four months prorated LTIP starting on September 1, 2015. Goals will be tied to achievement of Adjusted Financing EBITDA goals in the 2015 Laureate budget and long range plans for 2016 and 2017. Payment will be based on achievement of at least 98% of the Adjusted Financing EBITDA target for each year. Payment, if earned, will be made as soon as administratively practicable after the end of the performance period.

        Equity Grant.    Mr. Guimarães will be eligible to participate in Laureate's long term equity incentive program, subject to the terms of the 2013 Plan as amended from time to time. His annual long term equity incentive target will be equal to 408% of annual base salary. Subject to approval by the Compensation Committee, the Company will grant to Mr. Guimarães an equity award to be valued at $18.36 million on the date of grant, representing five years of annual long term equity incentive awards delivered on an "up front" basis, in a mixture of time and performance vesting stock options and PSUs, each with respect to the our common stock (where the value for the stock options will be determined using the Company's standard Black-Scholes assumptions applied as of the date of grant and the value for the PSUs will be determined by dividing the target value for the PSUs by the fair market value of our common stock on the grant date as determined by the Compensation Committee in accordance with its equity grant policy). The equity awards will vest ratably over a five-year period, subject to continued employment. Mr. Guimarães will also be granted 250,000 time-based vesting RSUs under the 2013 Plan that will vest in full on December 31, 2017. If Mr. Guimarães's employment is terminated without cause (other than due to death or disability) prior to December 31, 2017 these RSUs will vest immediately, provided Mr. Guimarães signs a required separation and release agreement within the time period specified in that agreement.

        Severance.    Mr. Guimarães will receive severance equal to one year of base salary and target bonus if his employment is terminated without cause within 24 months of the beginning of his employment, provided he signs a required separation and release agreement within the time period specified in the offer letter.

        Benefits.    Mr. Guimarães will be eligible for our standard U.S. employee benefits package on the first day of the month following one full calendar month of employment. We will provide provisional housing for up to six months and reasonable relocation expenses.

        Retention Agreements.    On September 17, 2015, the Compensation Committee approved Executive Retention Agreements for Messrs. Guimarães and Berckemeyer. The terms of the Executive Retention Agreements are substantially similar to and give effect to the severance provisions contained in Mr. Guimarães's offer letter. Pursuant to the Executive Retention Agreements each of Mr. Guimarães and Mr. Berckemeyer will be entitled to receive severance equal to one year of base salary and bonus at target if his employment is terminated without cause within 24 months of the effective date of the agreement, provided he sign a required separation and release agreement within the time period specified in the agreement.

Summary Compensation Table

        The following table summarizes the compensation paid to or earned by our Named Executive Officers in fiscal 2014.

        We have omitted from this table the columns for Bonus, Stock Awards, and Option Awards and Change in Pension Value and Nonqualified Deferred Compensation Earnings, because no Named Executive Officer received such types of compensation during 2014.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Douglas L. Becker	2014	969,970	1,756,813	41,105(3)	2,767,888
Founder, Chairman and CEO
Eilif Serck-Hanssen	2014	565,816	1,140,505	11,806(4)	1,718,128
Executive Vice President and CFO
Ricardo M. Berckemeyer	2014	663,542	2,201,808	35,682(5)	2,901,032
CEO of LatAm
Timothy F. Daniels	2014	510,417	646,673	602,466(6)	1,759,555
CEO of AMEA
Paula Singer	2014	663,542	1,368,257	31,649(7)	2,063,448
Chief Network Officer and CEO of GPS

(1)
For Mr. Becker and Mr. Daniels, the amounts shown in this column represent awards under our AIP only. For Mr. Serck-Hanssen the amount shown represents $640,505 under the AIP and $500,000 under his LTIP. For Mr. Berckemeyer the amount shown represents $1,201,808 under the AIP and $1,000,000 under his LTIP. For Ms. Singer, the amount represents $868,257 under the AIP and $500,000 under her LTIP.

(2)
"All Other Compensation" for each Named Executive Officer other than Mr. Daniels includes $7,800 contributed by us pursuant to our 401(k) matching program. For Mr. Daniels the 401(k) match was $1,789.

(3)
Includes $20,934 for executive supplemental disability plan premiums paid by us, $2,371 for medical expense reimbursement and $10,000 for medical concierge services.

(4)
Includes $3,609 for executive supplemental disability plan premiums paid by us and $397 in distributions on unvested restricted shares.

(5)
Includes $4,639 for executive supplemental disability plan premiums paid by us, $298 in distributions on unvested restricted shares, and for medical expense reimbursement, personal expense reimbursement club membership fees and $21,356 for family transportation.

(6)
Includes relocation expenses, medical expense reimbursement, tax preparation fees, $40,606 for auto allowance, $242,529 for expatriate housing allowance, $37,320 for expatriate cost of living allowance, $78,248 for expatriate home leave allowance and $157,769 in estimated expatriate tax equalization payments, the final amounts of which were not determinable as of the date of this prospectus.

(7)
Includes $7,302 for executive supplemental disability plan premiums paid by us, $596 distributions on unvested restricted shares, and for personal expense reimbursement, $8,102 for medical expense reimbursement and $7,750 for medical concierge service.

  Arrangements with Certain Named Executive Officers

        Chairman and Chief Executive Officer Compensation.    While our CEO plays an important role in advising the Compensation Committee with respect to compensation decisions for the other Named Executive Officers, the Compensation Committee evaluates the performance of our CEO using its sole discretion. The Compensation Committee believes that our CEO's compensation package is market-based and performance-aligned and that it facilitates Mr. Becker's retention and motivation, which the Compensation Committee believes to be critical to our continued success. In March 2014, after the Compensation Committee reviewed the market data compiled by Cook in light of the Compensation Committee's assessment of Mr. Becker's 2013 performance, the Compensation Committee set Mr. Becker's 2014 base salary, making it retroactive to March 1, 2014 as the other Named Executive Officers' 2014 merit-based salary increases were also made effective as of that date. In March 2015, the Compensation Committee evaluated our and our CEO's 2014 financial and non-financial performance. Overall, the Compensation Committee believes that the performance of our CEO during 2014 was exceptional and that, with his continued leadership, the Company is well-positioned for continued growth and investor value creation. As a result of its assessment of Mr. Becker's overall performance during 2014, in March 2015, the Compensation Committee awarded Mr. Becker a cash award under the AIP as described above under "—Annual Incentive Compensation Opportunity" and awarded Mr. Becker a merit-based salary increase for 2015.

        Executive DCP.    Prior to the leveraged buyout in 2007, Mr. Becker had options to purchase shares of our common stock and PSUs, and another founder of Sterling Partners had options to purchase shares of our common stock, which, based on a value of $60.50 per share, would have entitled Mr. Becker to $78,116,588 and the other founder of Sterling Partners to $48,622,060 if such options, and in Mr. Becker's case, PSUs, were cashed out in connection with the leveraged buyout. Pursuant to Mr. Becker's letter agreement with L Curve Sub Inc., Wengen and us, dated August 16, 2007, and an Amended and Restated Commitment Letter, dated June 3, 2007, among the other founder of Sterling Partners, Wengen and the other parties thereto, Mr. Becker and the other founder of Sterling Partners agreed to cancel such options and, in Mr. Becker's case, PSUs, in exchange for us establishing a deferred compensation plan for each of them, under which plans these two individuals had rights to receive cash payments in subsequent years. We established a deferred compensation account balance plan (each an "Executive DCP") with an account value of $78,116,588 for the benefit of Mr. Becker and an Executive DCP with an account value of $48,622,060 for the benefit of the other founder of Sterling Partners. Since 2007 each Executive DCP has been administered as described below. On the closing date of the leveraged buyout, each Executive DCP was credited with a number of phantom shares of our common stock equal to the number of shares that Mr. Becker or the other founder of Sterling Partners, as applicable, could have acquired in the leveraged buyout if all of the options and PSUs, as applicable, had been cancelled in exchange for a number of shares (the "Phantom Shares"), equal to the quotient of (x) the aggregate cash payment that Mr. Becker and the other founder of

Sterling Partners, as the case may be, would have received (based on a per share value of $60.50) on a pre-tax basis, in respect of such cancelled options and PSUs, as applicable, on the closing date of leveraged buyout divided by (y) the value of one share of Laureate common stock as it existed immediately after giving effect to the leveraged buyout.

        Each of Mr. Becker and the other founder of Sterling Partners have been fully vested at all times since the leveraged buyout in his respective Executive DCP. Pursuant to the Executive DCP, the value of Mr. Becker's Executive DCP was based on the underlying value of our common stock, subject to a maximum 5% compound annual return until the earliest of an initial public offering of our shares of common stock, September 17, 2014 or a change in control of the Company. Any Executive DCP distributions to be made to Mr. Becker after completion of our initial public offering will be made in shares of our common stock.

        On September 17, 2014 (the "Distribution Date"), we made a cash payment to Mr. Becker in the amount of $50 million and the number of Phantom Shares in his Executive DCP was reduced accordingly. The remaining Phantom Shares in Mr. Becker's Executive DCP had an imputed value of $61.4 million as of December 31, 2014. See "—2014 Nonqualified Deferred Compensation." The participants in the Executive DCP have agreed to extend the payment due on September 17, 2015, the first anniversary of the Distribution Date, until December 31, 2015, in order to agree with us on a form of payment that we believe more closely aligns with the long-term interests of the Company and our securityholders. Any remaining Phantom Shares in Mr. Becker's Executive DCP will be distributed to Mr. Becker as shares of our common stock on September 17, 2016 (unless they are earlier distributed as a result of a change in control before September 17, 2016).

        Incentive Profits Interests.    Additionally, in connection with the leveraged buyout and in connection with Mr. Becker's service as Chairman, Chief Executive Officer and President of Laureate, Wengen granted Mr. Becker a profits interest in Wengen ("Executive Profits Interests" or "EPI"), allowing Mr. Becker the potential to share in a portion of Wengen's profits. As of December 31, 2014, all of the Executive Profits Interests were vested. Upon the consummation of our initial public offering, all of Mr. Becker's Executive Profits Interests will be liquidated and exchanged for shares of our common stock currently held by Wengen having an aggregate fair market value equal to that portion of Wengen's share in us to which Mr. Becker would have been entitled on account of the liquidated Executive Profits Interests (the "EPI Shares"). In addition, the Company will grant to Mr. Becker options to purchase shares (representing that number of shares of our common stock necessary, when added to the shares transferred by Wengen pursuant to the previous sentence above, for Mr. Becker to have the same ownership percentage of us that the Executive Profits Interests represented in the profits of Wengen) of the Company's common stock at a per share exercise price equal to the initial public offering price of a share of our common stock, all of which options will be fully vested on the grant date (the "EPI Options").

        In connection with the leveraged buyout, an entity affiliated with the Sterling Founders, of which Mr. Becker owns approximately 24%, received profits interests in Wengen as compensation for services provided in connection with the leveraged buyout. Effective upon completion of our initial public offering, all of these profits interests will be liquidated in exchange for the transfer to this affiliated entity by Wengen of shares of our common stock held by Wengen.

        Pursuant to an agreement the Sterling Founders entered into on January 20, 1999 in connection with a partnership formed by them (the "Founders' Agreement"), the Sterling Founders share equally, on a net after-tax basis, in certain equity-based compensation they receive, in the aggregate, in connection with services rendered by any of them to certain entities, including Laureate. The Founders' Agreement provides, in certain circumstances, and subject to contractual restrictions, that securities received by a Sterling Founder as compensation for services rendered by him to certain entities shall be assigned or transferred to the Sterling Founders pro-rata, or a partnership they form, as soon as practicable after such assignment or transfer is permitted by contract and applicable law. The Founders' Agreement further provides that if such securities or other property are not transferable or assignable, the rights to receive the net proceeds of such property upon disposition shall be so transferred or assigned. Prior to any such transfer or assignment, each Sterling Founder controls the voting and disposition of any such securities received by such Sterling Founder.

        As a result, each Sterling Founder has an economic interest in any share-based compensation received by Mr. Becker in connection with his employment by the Company or any holdings he has in the Company, including any dividends on, or the proceeds from the sale of the shares of common stock (i) transferred to Mr. Becker in exchange for the liquidation of all of his Executive Profits Interests, (ii) issuable upon the exercise of stock options that are to be issued to Mr. Becker in connection with the liquidation of all of his Executive Profits Interests once such options are exercised by Mr. Becker and (iii) distributed to Mr. Becker in accordance with his Executive DCP.

        Eilif Serck-Hanssen Offer Letter.    At the time Mr. Serck-Hanssen was hired as our Executive Vice President, Chief Financial Officer in July 2008, our other executive officers were parties to retention agreements entered into in connection with the leveraged buyout, which have since expired, that provided, among other things, for a lump sum severance benefit in the event we terminated the executive's employment without cause. Because Mr. Serck-Hanssen was being hired as an executive officer at a time when these retention agreements were still in effect, the Compensation Committee thought it appropriate to authorize Mr. Serck-Hanssen's written offer of employment to include a provision entitling Mr. Serck-Hanssen to the same lump sum severance benefit in the event we terminate his employment without cause. See "—Potential Payouts Upon Termination or Change in Control—Involuntary Termination Without Cause" for a discussion of the severance benefits available to Mr. Serck-Hanssen.

Grants of Plan-Based Awards in 2014

        The table below sets forth information regarding grants of plan-based awards to our Named Executive Officers in 2014. The grants include award opportunities for our Named Executive Officers under our AIP for performance during 2014 and LTIP awards for Messrs. Serck-Hanssen and Berckemeyer and Ms. Singer. See "—Compensation Discussion and Analysis—Elements of Laureate's Compensation Program—Incentive Opportunity" above for further discussion of these grants. We have omitted the column for Threshold Estimated Future Payouts under Non-Equity Incentive Plan Awards because the Target is also the Threshold in our AIP. We have omitted the columns for Estimated Future Payouts Under Equity Incentive Plan Awards, All Other Stock Awards, All Other Option Awards, Exercise or Base Price of Option Awards and Grant Date Fair Value of Stock and Option Awards because no equity awards were granted to any Named Executive Officer during 2014.

 GRANTS OF PLAN BASED AWARDS

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)
Douglas L. Becker		(1)	1	1,168,715	2,337,430
Eilif Serck-Hanssen		(1)	1	426,095	852,189
	LTIP Plan	(2)	1	1,000,000
Ricardo M. Berckemeyer		(1)	1	799,500	1,599,000
	LTIP Plan	(3)	250,000	3,000,000
Timothy F. Daniels		(1)	1	384,375	768,750
Paula Singer		(1)	1	666,250	1,332,500
	LTIP Plan	(4)		1,000,000

(1)
This row discloses estimated possible payouts under our 2014 AIP. The actual amounts paid appear in the Summary Compensation Table. The 2014 AIP target award opportunities were set by the Compensation Committee at its March 12, 2014 meeting. The target awards were equal to a percentage of each Named Executive Officer's base salary on December 31, 2014. The percentage of base salary for each Named Executive Officer's 2014 AIP target award was: Mr. Becker 120%, Mr. Serck-Hanssen 75%, Mr. Berckemeyer 120%, Mr. Daniels 75%, and Ms. Singer 100%. The maximum 2014 AIP opportunity for each Named Executive Officer was equal to 200% of his or her 2014 AIP target award. See "—Annual Cash Incentive Opportunity" above for more information regarding the AIP awards.

(2)
The Compensation Committee approved this LTIP on March 12, 2014. Pursuant to the terms of the LTIP Mr. Serck-Hanssen was eligible to receive a cash payment of $500,000 if we achieved at least 98% of the applicable 2014 Corporate Adjusted Financing EBITDA target and is eligible to receive an additional cash payment of $500,000 if we achieve at least 98% of the applicable 2015 Corporate Adjusted Financing EBITDA target. On March 4, 2015, the Compensation Committee determined that the applicable 2014 Corporate Adjusted Financing EBITDA target had been achieved and we made a cash payment of $500,000 to Mr. Serck-Hanssen, which is reflected in the Summary Compensation Table. In May 2015, the Compensation Committee approved an additional $500,000 award opportunity for 2016. If we achieve at least 98% of the applicable 2016 Corporate Adjusted Financing EBITDA target, to be set by the Compensation Committee in early 2016, Mr. Serck-Hanssen will be eligible to receive such additional payment. If the applicable Adjusted Financing EBITDA target is achieved in one year but not the other, Mr. Serck-Hanssen will be eligible to receive a payment of $500,000 for the year in which the Adjusted Financing EBITDA target is met and $0 for the year in which it is not.

(3)
The Compensation Committee approved this LTIP on March 12, 2014. Pursuant to the terms of the LTIP, Mr. Berckemeyer was eligible to receive a cash payment of $1,000,000 for 2014, with $750,000 payable if we achieved at least 98% of the 2014 LatAm Adjusted Financing EBITDA target and $250,000 payable if we achieved at least 98% of the 2014 Corporate Adjusted Financing EBITDA target and was eligible to receive an additional cash payment of $1,000,000 for 2015, with $750,000 payable if we achieve at least 98% of the 2015 LatAm Adjusted Financing EBITDA target and $250,000 payable if we achieve at least 98% of the 2015 Corporate Adjusted Financing EBITDA target. On March 4, 2015, the Compensation Committee determined that both 2014 Adjusted Financing EBITDA targets had been achieved and we made a payment of $1,000,000 to Mr. Berckemeyer, which is reflected in the Summary Compensation Table. In August 2014, the Compensation Committee approved a change to Mr. Berckemeyer's LTIP to add an additional

  $1,000,000 award opportunity for 2016. Payments of awards to Mr. Berckemeyer in 2015 and 2016 will now be subject (a) 50% to continued employment on the applicable annual payment date, and (b) 50% to achievement of the annual Adjusted Financing EBITDA performance targets to be set by the Compensation Committee. The performance targets for 2015 and 2016 will be based 75% on LATAM Adjusted Financing EBITDA and 25% on Corporate Adjusted Financing EBITDA.

(4)
The Compensation Committee approved this LTIP on March 12, 2014. Pursuant to the terms of the LTIP Ms. Singer was eligible to receive a cash payment of $500,000 if we achieved at least 98% of the applicable 2014 Corporate Adjusted Financing EBITDA target and is eligible to receive an additional cash payment of $500,000 if we achieve at least 98% of the applicable 2015 Corporate Adjusted Financing EBITDA target. On March 4, 2015, the Compensation Committee determined that the applicable 2014 Corporate Adjusted Financing EBITDA target had been achieved and we made a cash payment of $500,000 to Ms. Singer, which is reflected in the Summary Compensation Table.

Outstanding Equity Awards at 2014 Year End

        The following table provides information concerning unexercised options, PSUs and restricted shares that have not vested as of the end of the most recently completed fiscal year for each Named Executive Officer. As of December 31, 2014, no Named Executive Officer held any RSUs. Each outstanding award is represented by a separate row, which indicates the number of securities underlying the award, including awards that have been transferred other than for value (if any).

        For option awards, the table discloses the number of shares underlying both exercisable and unexercisable options, as well as the exercise price and the expiration date. For stock awards, the table provides the total number of shares of stock that have not vested and the aggregate market value of shares of stock that have not vested.

        We computed the market value of stock awards by multiplying the Compensation Committee's estimate of the fair market value of our common stock at the end of the most recently completed fiscal year ($6.93) by the number of shares of stock or units.

        Stock options granted under the 2013 Plan have a ten-year term and must have an exercise price of no less than fair market value on the date of grant. The Compensation Committee has adopted an equity grant policy that requires the Compensation Committee to have received an independent appraisal of our common stock from a nationally recognized investment banking firm that is based on our financial results within one calendar quarter of the option grant date ("current appraisal") before granting options under the 2013 Plan. When granting options, the Compensation Committee reviews the current appraisal and, if the Compensation Committee determines that no facts have arisen since the delivery of the current appraisal that would make the current appraisal unreasonable, sets a fair market value for our shares it believes to be reasonable and supportable in light of the data included in the current appraisal. Pursuant to its equity grant policy, the exercise price for all options is equal to the fair market value set by the Compensation Committee in accordance with its equity grant policy. The value of our stock options to each grantee is entirely dependent on stock price appreciation beyond the date of grant and the ability to sell the shares acquired upon exercise of options. See "Certain Relationships and Related Party Transactions—Management Stockholder's Agreements" for a discussion of the voting and transfer restrictions applicable to shares acquired upon exercise of vested options.

        The following table sets forth information regarding outstanding equity awards held by our Named Executive Officers as of the end of 2014, including equity awards granted under our 2007 Plan and 2013 Plan to the Named Executive Officers.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

		Option Awards					Stock Awards
Name	Original Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (2)	Number of Securities Underlying Unexercised Options (#) Unexercisable (3)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(4)	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Douglas L. Becker	10/2/13	1,283,540	1,375,221	550,089	$8.63	10/2/23				435,036	$3,014,799
Eilif Serck-Hanssen	8/5/08	1,125,000			$5.32	8/5/18
	1/28/11						40,000	(6)	$277,200
	10/2/13	407,644	436,761	174,705	$8.63	10/2/23				138,165	$957,483
Ricardo Berckemeyer	10/2/07	1,610,001			$4.59	10/2/17
	12/3/10						30,000	(7)	$207,900
	10/2/13	410,000	439,287	175,713	$8.63	10/2/23				138,963	$963,014
Timothy F. Daniels	10/2/13	307,692	329,670	131,868	$8.63	10/2/23				104,286	$722,702
Paula Singer	10/2/07	1,780,000			$4.59	10/2/17
	1/28/11						60,000	(8)	$415,800
	10/2/13	410,000	439,287	175,713	$8.63	10/2/23				138,963	$963,014

(1)
Each of these stock awards are restricted shares. They are subject to transfer restrictions and substantial risk of forfeiture until the vesting criteria associated with the restricted shares have been met. All restricted stock awards are subject to "clawback" in the event the grantee violates the covenants not to compete, not to disclose confidential information or not to solicit employees contained in the management stockholder's agreement entered into in conjunction with the grant of these shares of restricted stock. The market value of the restricted shares is equivalent to the fair market value of our common stock as of December 31, 2014, as set by the Compensation Committee in accordance with its equity grant policy.

(2)
The numbers in this column represent vested time and vested performance options.

(3)
The numbers in this column represent unvested time options. The vesting dates of unvested time options are as follows: Mr. Becker—458,407 on December 31, 2015, 458,407 on December 31, 2016 and 458,407 on December 31, 2017; Mr. Serck-Hanssen—145,587 on December 31, 2015, 145,587 on December 31, 2016 and 145,587 on December 31, 2017; Mr. Berckemeyer—146,429 on December 31, 2015, 146,129 on December 31, 2016 and 146,129 on December 31, 2017; Mr. Daniels—109,890 on December 31, 2015, 109,890 on December 31, 2016 and 109,890 on December 31, 2017; and Ms. Singer—146,429 on December 31, 2015, 146,429 on December 31, 2016 and 146,429 on December 31, 2017.

(4)
The numbers in this column represent unvested performance options. The terms of our outstanding performance options provide that vesting occurs only after audited financial statements for the applicable target year are available and the Compensation Committee can determine the extent to which the earnings target actually has been achieved. The number of performance options subject to annual performance targets is as follows: Mr. Becker—183,363 for 2015, 183,363 for 2016 and 183,363 for 2017; Mr. Serck-Hanssen—58,235 for 2015, 58,235 for 2016 and 58,235 for 2017; Mr. Berckemeyer—58,571 for 2015, 58,571 for 2016 and 58,571 for 2017; Mr. Daniels—43,956 for 2015, 43,956 for 2016 and 43,956 for 2017; and Ms. Singer—58,571 for 2015, 58,571 for 2016 and 58,571 for 2017. See "—Long Term Incentive Opportunity—Stock Options" for more information.

(5)
The numbers in this column represent unvested PSUs. The terms of our outstanding PSUs provide that vesting occurs only after audited financial statements for the applicable target year are available and the Compensation Committee can determine the extent to which the earnings target actually has been achieved. The number of PSUs subject to annual performance targets is as follows: Mr. Becker—145,012 for 2015, 145,012 for 2016 and 145,012 for 2017; Mr. Serck-Hanssen 46,055 for 2015, 46,055 for 2016 and 46,055 for 2017; Mr. Berckemeyer—46,321 for 2015, 46,321 for 2016 and 46,321 for 2017; Mr. Daniels—34,762 for 2015, 34,762 for 2016 and 34,762 for 2017; and Ms. Singer—46,321 for 2015, 46,321 for 2016 and 46,321 for 2017. See "—Long Term Incentive Opportunity—Performance Share Units" for more information.

(6)
20,000 of these restricted shares vested on January 28, 2015 and the remaining 20,000 restricted shares will vest on January 28, 2016.

(7)
These 30,000 restricted shares vested on September 23, 2015.

(8)
30,000 of these restricted shares vested on January 28, 2015 and the remaining 30,000 restricted shares will vest on January 28, 2016.

Option Exercises and Restricted Stock Vested During Fiscal 2014

        The following table includes certain information with respect to vesting of restricted shares during fiscal 2014. We have omitted the columns pertaining to Option Awards as they are inapplicable, because no Named Executive Officer exercised any options during fiscal 2014.

OPTION EXERCISES AND STOCK VESTED

	Stock Awards
	Number of Shares Acquired on Vesting(#)		Value Realized on Vesting($)
Douglas L. Becker	290,024	(1)	2,009,866
Eilif Serck-Hanssen	142,110	(2)	1,022,722
Ricardo Berckemeyer	122,642	(3)	866,409
Timothy F. Daniels	69,524	(4)	481,801
Paula Singer	122,642	(5)	900,909

(1)
290,024 PSUs vested on April 1, 2015, upon achievement of the 2014 EVT. The fair market value of our common stock as determined by the Compensation Committee in accordance with its equity grant policy on April 1, 2015 was $6.93.

(2)
20,000 shares of restricted stock vested on January 28, 2014, 30,000 shares of restricted stock vested on December 31, 2014 and 92,110 PSUs vested on April 1, 2015, upon achievement of the 2014 EVT. The fair market value of our common stock as determined by the Compensation Committee in accordance with its equity grant policy on January 28, 2014, December 31, 2014 and April 1, 2015 was $8.63, $7.06 and $6.93, respectively.

(3)
30,000 shares of restricted stock vested on September 23, 2014 and 92,642 PSUs vested on April 1, 2015, upon achievement of the 2014 EVT. The fair market value of our common stock as determined by the Compensation Committee in accordance with its equity grant policy on September 23, 2014 and April 1, 2015 was $7.48 and $6.93, respectively.

(4)
69,524 PSUs vested on April 1, 2015, upon achievement of the 2014 EVT. The fair market value of our common stock as determined by the Compensation Committee in accordance with its equity grant policy on April 1, 2015 was $6.93.

(5)
30,000 shares of restricted stock vested on January 28, 2014 and 92,642 PSUs vested on April 1, 2015, upon achievement of the 2014 EVT. The fair market value of our common stock as determined by the Compensation Committee in accordance with its equity grant policy on January 28, 2014 and April 1, 2015 was $8.63 and $6.93, respectively.

2014 Pension Benefits

        No Named Executive Officer participates in any defined benefit pension plan or arrangement provided by Laureate.

2014 Nonqualified Deferred Compensation

        Our Post-2004 DCP permits eligible employees the opportunity to defer up to 85% of their base salaries and 100% of any bonus, or annual cash and/or long-term incentive awards, which may be allocated to notional investments selected by the participants that mirror investment alternatives available in our 401(k) plan and payout following termination of employment or other selected payout schedule, which payouts will be made in a lump sum or in installments, at the election of the participants. The minimum annual deferral amount under the Post-2004 DCP is $5,000. Each year, a participant may elect to receive that year's deferral balance in a future year while the participant is still employed (a scheduled in-service withdrawal) or after employment terminates (a retirement payment). Each year, we have the ability, but not the obligation, to make matching employer contributions to each participant's Post-2004 DCP account if the participant made salary reduction contributions to the 401(k) Retirement Savings Plan, received less than the full match under the 401(k) Retirement Savings Plan on the salary reduction contribution because of the limit in Section 401(a)(17) of the Code on compensation and made at least a $5,000 minimum contribution to his or her 401(k) Retirement Savings Plan account. To date, we have not chosen to make a matching contribution to any participant's Post-2004 DCP account, nor have we chosen to make any other discretionary employer contributions permitted under the Post-2004 DCP. In the event of death or disability prior to terminating employment, the participant's Post-2004 DCP balance will be distributed (to the participant's beneficiaries, in the case of death), in a lump sum the February following the year in which death or disability occurs. In the event of termination of employment, Post-2004 DCP balances will be distributed in a lump sum or in up to ten annual installments (based on the termination payment election the participant had previously made for each Post-2004 DCP annual year contribution), beginning in February following the year in which the participant's employment was terminated. If there is a separation of service without an effective termination payment election for a Plan year, that Plan year's deferral balance will be paid in a lump sum in the February following the year of separation of service. Mr. Becker also participates in a deferred compensation plan that was frozen and closed to new participants in December 2004 (the "Pre-2005 DCP"). No contributions were made to the Pre-2005 DCP in 2014. The payout terms of the Pre-2005 DCP are similar to the Post-2004 DCP. No other Named Executive Officer participates in the Pre-2005 DCP.

        Prior to the leveraged buyout in 2007, Mr. Becker had options to purchase shares of our common stock and PSUs, which, based on a value of $60.50 per share, would have entitled Mr. Becker to $78.1 million if such options and PSUs were cashed out in connection with the leveraged buyout. In connection with the leveraged buyout, Mr. Becker agreed to cancel his options and PSUs, in exchange for us establishing a deferred compensation plan for him, under which Mr. Becker had rights to receive cash payments in subsequent years. We established Mr. Becker's Executive DCP with an account value of $78.1 million. On the closing date of the leveraged buyout, Mr. Becker's Executive DCP was credited with a number of phantom shares of our common stock equal to the number of shares that Mr. Becker could have acquired in the leveraged buyout if all of the options and PSUs had been cancelled in exchange for Phantom Shares equal to the quotient of (x) the aggregate cash payment that Mr. Becker would have received (based on a per share value of $60.50) on a pre-tax basis, in respect of such cancelled options and PSUs on the closing date of leveraged buyout divided by (y) the value of one share of Laureate common stock as it existed immediately after giving effect to the leveraged buyout.

        Mr. Becker has been fully vested at all times since the leveraged buyout in his Executive DCP. Pursuant to the Executive DCP, the value of Mr. Becker's Executive DCP was based on the underlying value of our common stock, subject to a maximum 5% compound annual return until the earliest of an initial public offering of our shares of common stock, September 17, 2014 or a change in control of the Company. Any Executive DCP distributions to be made to Mr. Becker after completion of our initial public offering will be made in shares of our common stock.

        On September 17, 2014 (the "Distribution Date"), we made a cash payment to Mr. Becker in the amount of $50 million and the number of Phantom Shares in his Executive DCP was reduced accordingly. The remaining Phantom Shares in Mr. Becker's Executive DCP had an imputed value of $61.4 million as of December 31, 2014. See "—2014 Nonqualified Deferred Compensation."

        Mr. Becker has agreed to extend the payment due on September 17, 2015, the first anniversary of the Distribution Date, until December 31, 2015, in order to agree with us on a form of payment that we believe more closely aligns with the long-term interests of the Company and our securityholders. Any remaining Phantom Shares in Mr. Becker's Executive DCP will be distributed to Mr. Becker as shares of our common stock on September 17, 2016 (unless they are earlier distributed as a result of a change in control before September 17, 2016). At any time a change in control occurs, the entire value remaining in Mr. Becker's Executive DCP will be distributed to him, either in cash, if the change in control occurs prior to the completion of our initial public offering, or in shares of our common stock, if the change in control occurs subsequent to the completion of our initial public offering. A change in control will occur if substantially all of our assets or more than 50% of our equity interests are sold.

        Information regarding Mr. Becker's and Ms. Singer's participation in the Post-2004 DCP and Mr. Becker's participation in the Pre-2005 DCP and the Executive DCP is included in the following table.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE($)
Douglas L. Becker(1)	—	—	$5,092,477	$50,000,000	$69,029,677
Eilif Serck-Hanssen	—	—	—	—	—
Ricardo M. Berckemeyer	—	—	—	—	—
Timothy F. Daniels	—	—	—	—	—
Paula Singer	$127,064	—	$14,021	—	$790,408

(1)
Amounts shown comprise Mr. Becker's participation in the Executive DCP, our Post-2004 DCP and our Pre-2005 DCP. Mr. Becker's earnings and balance under the Executive DCP in 2014 were $4,715,913 and $61,362,437, respectively. Mr. Becker's earnings and balance under the Post-2004 DCP during 2014 were $252,651 and $5,104,644, respectively. Mr. Becker's earnings and balance under the Pre-2005 DCP during 2014 were $123,912 and $2,562,596, respectively.

Potential Payments Upon Termination or Change in Control

        The table below reflects potential payments to each of our Named Executive Officers in various termination and change in control scenarios based on compensation, benefits, and equity levels in effect on December 31, 2014. The amounts shown assume that the termination or change in control event was effective as of December 31, 2014. For stock valuations, we have assumed that the price per share is the fair market value of our stock at December 31, 2014, as determined by the Compensation Committee in accordance with its equity grant policy, which was $6.93. The table below excludes any amounts payable to the Named Executive Officer to the extent that these amounts are available generally to all salaried employees and do not discriminate in favor of our executive officers.

Potential Payments upon Termination

        Payments Regardless of Manner of Termination.    Regardless of the termination scenario, the Named Executive Officers will receive earned but unpaid base salary through the employment termination date, along with any other accrued or vested payments or benefits owed under any of our plans or agreements covering the Named Executive Officer as governed by the terms of those plans or agreements. These benefits include vested amounts in the Executive DCP for Mr. Becker, as discussed in the 2014 Nonqualified Deferred Compensation table.

        Payments Upon Termination Due to Death or Disability.    In the event of a termination due to death or disability, with respect to each Named Executive Officer, all unvested restricted shares and unvested options will be forfeited, except that (i) any such unvested restricted shares and unvested time options that would have vested subsequent to, but during the same calendar year as, the death or disability will become vested and (ii) any unvested performance options or PSUs that would, but for the termination of employment due to death or disability, have vested if the Equity Value Target for the calendar year during which the death or disability occurred were achieved will remain outstanding until the Compensation Committee determines whether the applicable Equity Value Target has been achieved and will become vested if and when the Compensation Committee determines that the applicable Equity Value Target has been achieved and will terminate on the date the Compensation Committee determines that the applicable Equity Value Target has not been achieved, and the balance of the unvested portion of the performance option or PSU will terminate on the date of termination of employment due to death or disability. Vested options may (by the employee's beneficiary in the case of death) be exercised only for a period of two years from the termination due to death or disability of the Named Executive Officer.

        In the event of termination due to death or disability, Mr. Becker's or Ms. Singer's Post-2004 DCP balance or Mr. Becker's Pre-2005 DCP balance will be distributed (to his or her beneficiaries, in the case of death), in a lump sum the February following the year in which his or her death or disability occurs. With respect to Mr. Becker's Executive DCP, should he die or his employment terminates due to disability prior to the second anniversary of the Distribution Date, in the event a balance remains in his Executive DCP at that time, such balance will be distributed in accordance with its terms to Mr. Becker's estate.

        Involuntary Termination and Resignation for Good Reason.    If a Named Executive Officer's employment is terminated by us without cause or he or she resigns for good reason (i) the vesting for all restricted shares then held, if any, will be accelerated to immediately prior to the effective date of such termination, (ii) all unvested PSUs and all unvested options will be forfeited, provided, however, that if the termination occurs subsequent to the end of a fiscal year but prior to the publication of our audited financial statements for such year and the Compensation Committee determines, upon publication of such financial statements, that one or more tranches of performance-vested stock options or PSUs would have vested and become nonforfeitable based upon the audited financial statements for such year, that portion of the performance-vested stock options or PSUs that would otherwise have become vested and nonforfeitable had the termination occurred after the date of the Compensation Committee's determination will become vested and nonforfeitable upon such determination, and (iii) he or she will have 90 days from the termination date to exercise any vested options held on the termination date.

        Additionally, if Mr. Serck-Hanssen's employment is terminated by us without cause, he will receive a lump sum cash payment equal to 18 months' base salary and 150% of the target cash award under the AIP for the fiscal year in which the termination occurs, provided that Mr. Serck-Hanssen executes a customary release agreement, which includes a two-year covenant not to compete or disclose confidential information, as required in his offer letter.

        For each Named Executive Officer other than Mr. Becker, "good reason" is defined as (i) a reduction in base salary (other than a general reduction in base salary that affects all similarly situated employees), (ii) a substantial diminution in the Named Executive Officer's title, duties and responsibilities, other than any isolated, insubstantial and inadvertent failure by the Company or its subsidiaries that is not in bad faith, or (iii) a transfer of the Named Executive Officer's primary workplace by more than 50 miles from his or her current workplace; provided, however, that in any event, such conduct is not cured within ten business days after the Named Executive Officer gives the Company notice of such event.

        For Mr. Becker, "good reason" is defined as (i) demotion from the position of Chief Executive Officer, or his duties and responsibilities are materially and substantially diminished as a whole; (ii) a reduction in his base salary; (iii) the removal of or failure to reelect him as a member of the board of directors other than as a result of his voluntary resignation or choice not to stand for reelection or reappointment or as required by applicable law; (iv) requiring him to be based (excluding travel responsibilities in the ordinary course of business) at any office or location more than 25 miles from our Baltimore office; (v) the failure by any successor to expressly assume all of our obligations under his employment agreement, if any; or (vi) after a change in control, his duties are inconsistent in any material respect with his position (including, without limitation, his status, office, title, or reporting relationship), authority, control, duties or responsibilities immediately prior to the change in control.

        For each Named Executive Officer, other than Mr. Becker, "cause" means (i) gross negligence or willful malfeasance in connection with the performance of his or her duties; (ii) conviction of, or pleading guilty or nolo contendere to, any felony; (iii) theft, embezzlement, fraud or other similar conduct by the executive in connection with the performance of his or her duties; or (iv) a willful and material breach of any other applicable agreements including, without limitation, engaging in any action in breach of any applicable restrictive covenants.

        In Mr. Becker's case, "cause" means (i) gross negligence or willful malfeasance in connection with the performance of his duties (other than in the event he had a reasonable good faith belief that the act, omission or failure to act in question was not a violation of law), in each case, that would be reasonably likely to have a material adverse effect on our business; (ii) the abuse of drugs or alcohol or conduct involving moral turpitude that would be reasonably likely to have a material adverse effect on our business; (iii) his misappropriation of any material business opportunity; provided, however, that, solely for this purpose, he shall not be deemed to have misappropriated a material business opportunity by virtue of any action taken by Sterling Capital (an affiliate of Sterling) or any of its affiliates, unless he knows of such action before the date it occurs (or, if earlier, before the date of a binding commitment to complete such action) and he fails to disclose such action to our directors; (iv) his being barred or prohibited by the SEC or any other governmental authority from holding the position of Chief Executive Officer or (v) the willful and material breach of any other applicable agreements with Laureate or Wengen including, without limitation, engaging in any action in breach of any applicable restrictive covenants.

        Payments Upon Voluntary Resignation or Termination for Cause.    If any Named Executive Officer resigns without good reason or is terminated by the Company for cause, he or she will forfeit all unvested equity grants and, if he or she resigns without good reason, all vested but unexercised options held at the time of termination will be exercisable for a period of 90 days post-termination. Vested stock options will remain exercisable for a period of two years post-termination of employment for any participant, including any Named Executive Officer, who (a) has a minimum of five continuous years of service with us and (b) provides at least six months' prior written notice of his or her resignation.

Potential Payments Upon a Change in Control

        Immediately prior to a change in control all unvested restricted shares will vest.

        If a Named Executive Officer ceases to be an eligible individual under the 2013 Plan coincident with or within 18 months after a change in control as a result of an involuntary termination without cause or the Named Executive Officer's resignation with good reason (a "Qualifying Termination"), to the extent not already vested or previously forfeited, (1) that portion of time vested options that would otherwise have become vested and exercisable on or before the third anniversary of the effective date of the Qualifying Termination will become vested and exercisable immediately prior to the effective date of the Qualifying Termination and the balance of the unvested portion of the time vested options will terminate without becoming vested, and (2) that portion of performance vested options or PSUs that would otherwise have become vested and exercisable had we achieved the Equity Value Target in the three fiscal years (or, if shorter, the remaining initial target years) ending coincident with or immediately subsequent to the effective date of the Qualifying Termination will become vested and exercisable immediately prior to the effective date of the Qualifying Termination and the balance of the unvested portion of the performance options or PSUs will terminate without becoming vested.

        At such time as a change in control occurs, any balance then remaining in Mr. Becker's Executive DCP will be distributed in one lump sum to Mr. Becker in a manner that complies with regulations promulgated under Section 409A of the Code. If the change in control occurs subsequent to the completion of our initial public offering the distribution will be in shares of our common stock. See "—Deferred Compensation."

        For purposes of the treatment of equity and Mr. Becker's Executive DCP discussed above, a change in control means the first to occur of any of the following: (i) the sale of all or substantially all of the assets of Wengen or Laureate, as applicable, to an individual or any legal entity (a "Person") or any group (as such term is used for purposes of Sections 13(d) or 14(d) of the Exchange Act) of Persons (a "Group") or (ii) a sale by Wengen or any Wengen Investor to a Person that results in more than 50% of the total equity interests of Wengen or Laureate, as applicable, being held by a Person, which may include any Wengen Investor or their respective affiliates; provided, however, that in no event shall any relationships among any Wengen Investors be deemed to, de facto, create a Group for purposes of this clause (i) and (ii) in the case of the occurrence of an event identified in clause (i), also results in any Person that acquired more than 50% of the total equity interests of Wengen, or Laureate, as applicable, having the ability to appoint a majority of the applicable board of directors.

Name	Benefit	Without Cause/Good Reason Termination	Termination due to Death or Disability(1)	Change in Control Only	Change in Control plus Qualifying Termination(1)
Douglas L. Becker	Pre-2005 DCP and Post-2004 DCP		$7,667,240
	Executive DCP(2)		$61,362,437	$61,362,437	$61,362,437
	Acceleration of PSU vesting(3)				$3,014,799
	Total		$69,029,677	$61,362,437	$64,377,236
Eilif Serck-Hanssen	Cash Severance(4)	$1,491,331			$1,491,331
	Acceleration of restricted share vesting(5)	$277,200		$277,200	$277,200
	Acceleration of PSU vesting(3)				$957,483
	Total	$1,768,531		$277,200	$2,726,014
Ricardo M. Berckemeyer	Acceleration of restricted share vesting(5)	$207,900		$207,900	$207,900
	Acceleration of PSU vesting(3)				$963,014
	Total	$207,900		$207,900	$1,170,914
Timothy F. Daniels	Acceleration of PSU vesting(3)				$722,702
	Total				$722,702
Paula Singer	Post-2004 DCP		$790,408
	Acceleration of restricted share vesting(5)	$415,800		$415,800	$415,800
	Acceleration of PSU vesting(3)				$963,014
	Total	$415,800	$790,408	$415,800	$1,378,814

(1)
Vesting of certain unvested time and performance stock options will accelerate as a result of termination due to death or disability or upon a Qualifying Termination within 18 months following a Change in Control. However, all unvested stock options held by the Named Executive Officers on December 31, 2014 had exercise prices greater than the fair market value of our common stock as determined by the Compensation Committee in accordance with its equity grant policy as such date of $6.93. Accordingly, there is no intrinsic value associated with the accelerated vesting of such stock options.

(2)
In the event of termination of Mr. Becker's employment due to death, disability, or a change of control occurs, any balance then remaining in Mr. Becker's Executive DCP will be distributed in one lump sum to Mr. Becker (or his beneficiaries) in a manner that complies with regulations promulgated under Section 409A of the Code. Amount reflects the balance in Mr. Becker's Executive DCP on December 31, 2014. If a change in control occurs subsequent to the completion of our initial public offering the distribution will be in shares of our common stock. See "—Deferred Compensation."

(3)
In connection with a Qualifying Termination within 18 months following a Change in Control, that portion of unvested PSUs that would otherwise have become vested and exercisable had we achieved the Equity Value Target in the three fiscal years (or, if shorter, the remaining initial target years) ending coincident with or immediately subsequent to the effective date of the Qualifying Termination will become vested and exercisable immediately prior to the effective date of the Qualifying Termination. Represents the aggregate fair market value as determined by the Compensation Committee in accordance with its equity grant policy of unvested PSUs outstanding on December 31, 2014 and subject to the 2015 and 2016 Equity Value Target. The terms of the PSUs provide that any unvested PSUs that would, but for the termination due to death or disability, have vested if the Equity Value Target for the calendar year during which the death or disability occurred were achieved will remain outstanding until the Compensation Committee determines whether or not the Equity Value Target for such year has been achieved. Because the information in this table assumes such termination due to death or disability occurred as of December 31, 2014, there is no acceleration of PSU vesting.

(4)
Represents a lump sum severance payment equal to 18 months' base salary and 150% of Mr. Serck-Hanssen's target cash incentive award as of December 31, 2014, provided that Mr. Serck-Hanssen executes the customary release agreement, which includes a two-year covenant not to compete or disclose confidential information, as required by his offer letter.

(5)
The vesting of all unvested restricted shares will be accelerated in the event of an involuntary termination or a change of control. The amount listed is the aggregate fair market value on December 31, 2014 of all restricted shares held, using the fair market value as determined by the Compensation Committee in accordance with its equity grant policy in effect on that date of $6.93.

Director Compensation

        The following table summarizes the compensation paid to or earned by our directors in 2014. We have omitted from this table the columns for Options Awards, Non-Equity Incentive Plan Compensation, Change in Pension Value and Nonqualified Deferred Compensation Earnings and All Other Compensation, as no amounts are required to be reported in any of those columns for any director during 2014.

        Each non-employee director is entitled to receive an annual retainer of $50,000. This retainer may be paid in the form of cash, common stock or RSUs, at the election of the director. The number of shares of common stock or RSUs is determined based on the fair market value of our common stock on the initial issuance date, with vesting quarterly in arrears. Newly elected, non-employee, independent directors may elect to receive shares equal to up to three additional years of annual retainers at the time of their initial election to the Board and may elect to defer vesting of these shares. Each director who is subject to U.S. federal income taxes and is not contractually obligated to remit his director compensation to the Wengen Investor on whose behalf he serves is eligible to participate in our Post-2004 DCP and defer receipt of his annual compensation in accordance with the terms of the Post-2004 DCP. No Wengen affiliated director deferred any portion of his 2014 compensation.

        In addition, our compensation program for non-employee independent directors provided for the following annual cash retainers in 2014, which are paid quarterly in arrears.

	Member	Chair
Audit Committee	$15,000	$25,000
Compensation Committee	$10,000	$20,000
Nominating Committee	$7,500	$15,000

        Newly elected, non-employee, independent directors are also eligible to receive an annual stock retainer worth $120,000, in the form of restricted shares or RSUs, with the number of shares determined based on the fair market value of our common stock as determined by the Compensation Committee in accordance with its equity grant policy on the initial issuance date. Newly elected, non-employee, independent directors may elect to receive restricted shares or RSUs equal to up to three additional years of annual stock retainers at the time of their initial election to the Board and may elect to defer vesting of these shares.

        None of our directors received separate compensation for attending meetings of our Board of Directors or any Board of Directors committees. Our CEO, Mr. Becker, is the only director who is also an employee of Laureate. Mr. Becker is not entitled to separate compensation for his service on our Board of Directors. Non-employee directors are reimbursed for travel and other expenses directly related to Board of Directors activities and responsibilities.

2014 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)		All Other Compensation ($)	Total ($)
Douglas L. Becker(1)	—	—		—	—
Brian F. Carroll(2)	27,500	50,000	(3)	—	77,500
Andrew B. Cohen(4)	—	50,000	(3)	—	50,000
Yves de Balmann(5)	67,500	—		—	67,500
Darren M. Friedman(6)	50,000	—		—	50,000
John A. Miller(7)	—	50,000	(3)	—	50,000
George Muñoz(8)	25,000	—		782	25,782
Judith Rodin(9)	—	—		782	782
Jonathan D. Smidt(10)	15,000	50,000	(3)	—	65,000
Ian K. Snow(11)	65,000	—		—	65,000
Steven M. Taslitz(12)	60,000	—		—	60,000
Robert B. Zoellick(13)	—	555,278		737	556,015

(1)
Mr. Becker is not entitled to receive compensation for his service on our Board of Directors.

(2)
Mr. Carroll received $20,000 in cash as Chairman of the Compensation Committee and $7,500 in cash as a member of the Nominating Committee. Mr. Carroll elected to receive his annual retainer in stock.

(3)
Each director who elected to receive his $50,000 annual retainer in stock received 7,278 shares of our common stock. All of these shares were fully vested on December 31, 2014.

(4)
Mr. Cohen elected to receive the 2014 annual retainer in stock. Mr. Cohen was required by prior agreement with S.A.C. Capital Advisors, L.P. to have all shares issued in payment of his director's fees issued in the name of S.A.C. Capital Advisors, L.P. Therefore, we issued to S.A.C. Capital Advisors, L.P. 7,278 shares of our common stock as compensation for Mr. Cohen's services as a director during 2014.

(5)
Mr. de Balmann served as a director until December 31, 2014. Mr. de Balmann received $10,000 in cash as a member of the Compensation Committee and $7,500 in cash as a member of the Nominating Committee. Mr. de Balmann elected to receive his annual retainer as $50,000 in cash.

(6)
Mr. Friedman elected to receive his $50,000 annual retainer in cash. Mr. Friedman was required by prior agreement with StepStone Group, LLC to have his 2014 director's fees paid to StepStone Group, LLC.

(7)
Mr. Miller elected to receive his annual retainer in stock.

(8)
Mr. Muñoz received $25,000 in cash as Chairman of the Audit Committee. Mr. Muñoz also elected to receive director compensation for 2013-2016 in an initial grant of 78,795 restricted shares on June 28, 2013. These restricted shares are issued and outstanding at December 31, 2014 but are subject to transfer restrictions and substantial risk of forfeiture until the vesting criteria associated with the restricted shares have been met. 59,096 restricted shares will vest and become nonforfeitable on March 6, 2016 and 19,699 will vest and become nonforfeitable on March 6, 2017. Notwithstanding the foregoing sentence, if Mr. Muñoz's service as a director terminates by reason of death or disability, any portion of these restricted shares that were granted in consideration of his service prior to or during the calendar year in which such death or disability occurs will become vested and nonforfeitable on the termination date, and the balance of the unvested restricted shares will terminate without becoming vested. The amount in the All Other Compensation column represents distributions on unvested restricted shares.

(9)
Dr. Rodin elected to receive director compensation for 2013-2016 in an initial grant of 78,795 shares of restricted stock on August 6, 2013. These restricted shares are issued and outstanding at December 31, 2014 but are subject to transfer restrictions and substantial risk of forfeiture until the vesting criteria associated with the restricted shares have been met. 59,096 of these restricted shares will vest and become nonforfeitable on March 6, 2016 and 19,699 will vest and become nonforfeitable on March 6, 2017. Notwithstanding the foregoing sentence, if Dr. Rodin's service as a director terminates by reason of death or disability, any portion of these restricted shares that were granted in consideration of her service prior to or during the calendar year in which such death or disability occurs will become vested and nonforfeitable on the termination date, and the balance of the unvested restricted shares will terminate without becoming vested. The amount in the All Other Compensation column represents distributions on unvested restricted shares.

(10)
Mr. Smidt received $15,000 in cash as a member of the Audit Committee. Mr. Smidt elected to receive his annual retainer in stock.

(11)
Mr. Snow received $15,000 in cash as a member of the Audit Committee and elected to receive his $50,000 annual retainer in cash. Mr. Snow was required by prior agreement with Snow Phipps Group, LLC to have his 2014 director's fees paid to Snow Phipps Group, LLC.

(12)
Mr. Taslitz received $10,000 in cash as a member of the Compensation Committee and elected to receive his $50,000 annual retainer in cash. Mr. Taslitz was required by prior agreement with Sterling Partners to have his director's fees paid to Sterling Partners or an affiliate of its choosing. As a result of the Founders' Agreement, each Sterling Founder, including Mr. Taslitz, is entitled to receive an equal share of, on an after tax basis, any dividends on, or the proceeds from the sale of, the shares of our common stock issuable to Mr. Becker in connection with his Executive DCP, the EPI Shares and the shares of our common stock underlying the EPI Options, as well as the shares of common stock issuable to another Sterling Founder in connection with his share-based DCP. These prospective proceeds are not included in the compensation set forth in the table above. The shares of common stock to be transferred from Wengen to an affiliate of the Sterling Founders in exchange for the liquidation of certain of its profits interests in Wengen and the other shares of our common stock currently held by Sterling Founders or their affiliates are not subject to the Founders Agreement.

(13)
Mr. Zoellick elected to receive director compensation for 2014, 2015 and 2016 in an initial grant of 74,235 shares of restricted stock on July 15, 2014. The fair market value of our common stock on the grant date as determined by the Compensation Committee in accordance with its equity grant policy was $7.48 per share. These restricted shares are issued and outstanding at December 31, 2014 but are subject to transfer restrictions and substantial risk of forfeiture until the vesting criteria associated with the restricted shares have been met. All of these restricted shares will vest and become nonforfeitable on January 1, 2017. Notwithstanding the foregoing sentence, if Mr. Zoellick's service as a director terminates by reason of death or disability, any portion of these restricted shares that were granted in consideration of his service prior to or during the calendar year in which such death or disability occurs will become vested and nonforfeitable on the termination date, and the balance of the unvested restricted shares will terminate without becoming vested. We report in this column the dollar amount with respect to 2014 based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The amount in the All Other Compensation column represents distributions on unvested restricted shares.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

        Steven Taslitz, a member of the Compensation Committee, is the Senior Managing Director of Sterling Partners, and Douglas Becker, our Chairman and CEO, is a director of Sterling Fund Management, LLC, the management affiliate of Sterling Partners. During 2014 and in 2015 through the date of this prospectus, no other members of the Compensation Committee (i) had a relationship with us other than as a director and, in certain cases, a stockholder nor (ii) was (A) an officer or employee or a former officer, (B) a participant in a "related person" transaction or (C) an executive officer of another entity where one of our executive officers served on the board of directors. See "Certain Relationships and Related Party Transactions" for a discussion of certain transactions to which affiliates of the members of the Compensation Committee were party.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information with respect to the beneficial ownership of our common stock at September 30, 2015 for:

  •
  each person who we know beneficially owns more than five percent of our outstanding capital stock;

  •
  each of our directors;

  •
  each of our Named Executive Officers; and

  •
  all of our directors and executive officers as a group.

        The address of each beneficial owner listed in the table is c/o Laureate Education, Inc., 650 South Exeter Street, Baltimore, Maryland 21202.

        We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

        Applicable percentage ownership is based on 532,064,774 shares of common stock outstanding at September 30, 2015, including 299,939 shares subject to forfeiture and substantial restriction on transfer, and assuming the reclassification of our existing common stock into an equivalent number of shares of our common stock. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 2015. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percentage of Total Common Stock	Percentage of Voting Power
Wengen Alberta, Limited Partnership(1)	504,758,465	95%	95%
Douglas L. Becker(2)(3)	1,451,899	*	*
Brian F. Carroll(2)(4)	58,772	*	*
Andrew B. Cohen(2)	—	—	—
Darren M. Friedman(2)	—	—	—
John A. Miller(2)	40,279	*	*
George Muñoz	78,795	*	*
Dr. Judith Rodin	78,795	*	*
Jonathan D. Smidt(2)(5)	58,772	*	*
Ian K. Snow(2)(6)	26,626	—	—
Steven M. Taslitz(2)(7)	55,557	—	—
Quentin Van Doosselaere(2)	—	—	—
Robert B. Zoellick	74,235	*	*
Eilif Serck-Hanssen(8)	1,697,488	*	*
Ricardo Berckemeyer(9)	2,207,656	*	*
Timothy F. Daniels(10)	355,595	*	*
Paula Singer(11)	2,449,725	*	*
All Directors and Executive Officers as a Group (21 persons)(2)	11,274,011	2%	2%

*
Less than one percent.

(1)
Messrs. Becker, Carroll, Cohen, Friedman, Miller, Smidt, Snow, Taslitz and Van Doosselaere serve as directors of both the Company and Wengen Investments Limited ("WIL"), the general partner of Wengen Alberta, Limited Partnership ("Wengen"). WIL, as the general partner of Wengen, has voting and investment power over the 504,758,465 shares of the Company's shares of common stock held of record by Wengen (collectively, the "Wengen Shares"). The affirmative vote of five of the nine directors of WIL is required to vote the Wengen Shares, and the affirmative vote of six of the nine directors of WIL is required to authorize the disposition of the Wengen Shares; therefore, together, the directors identified above may be deemed to share voting and dispositive power with respect to all shares held of record by Wengen. Does not include 4,044,004 shares of common stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of common stock (collectively, the "Wengen Proxy").

(2)
For the avoidance of duplication, does not include the Wengen Shares, as to which each of the directors affiliated with Wengen may be deemed to share voting and dispositive power, and the shares of common stock subject to the Wengen Proxy, as to which each of the directors affiliated with Wengen may be deemed to share voting power.

(3)
Includes shares issuable upon exercise of options to purchase 1,283,540 shares of common stock that are exercisable within 60 days of the date of the above table. Does not include 55,557 shares of common stock held by Sterling Fund Management, LLC, an affiliate of Sterling Partners. Mr. Becker shares voting and dispositive power with respect to the shares of common stock held by this affiliate of the Sterling Founders, together with Mr. Taslitz and the other Sterling Founders. Does not include shares of common stock reserved for issuance in connection with Mr. Becker's Executive DCP, as those shares are not issuable within 60 days of the date of this prospectus unless there is a change in control of the Company. See "Executive Compensation—Arrangements with Certain Named Executive Officers" for a description of the provisions of the Founders' Agreement. Does not include an indeterminable number of shares of the Company or proceeds therefrom, that is allocable to Mr. Becker from Mr. Becker's ownership of an entity that is entitled indirectly to carried interests on certain shares of the Company or proceeds therefrom, upon the distribution or sale of such shares by certain direct owners of Wengen.

(4)
Includes 18,446 shares of common stock reserved for issuance upon distribution of Mr. Carroll's Post-2004 DCP account when he retires from the Company's board of directors. Includes 1,803 shares of common stock subject to forfeiture pursuant to the terms of a restricted stock agreement between the Company and Mr. Carroll. See "—Executive Compensation—Director Compensation."

(5)
Includes 1,803 shares of common stock subject to forfeiture pursuant to the terms of a restricted stock agreement between the Company and Mr. Smidt.

(6)
Includes 15,348 shares of common stock held by Snow Phipps. Mr. Snow serves as the Chief Executive Officer of Snow Phipps. Mr. Snow disclaims beneficial ownership of these shares. Includes 11,278 shares of common stock reserved for issuance upon distribution of Mr. Snow's Post-2004 DCP account when he retires from the Company's board of directors. See "—Executive Compensation—Director Compensation."

(7)
Includes 55,557 shares of common stock held by Sterling Fund Management, LLC, an affiliate of Sterling Partners, of which Mr. Taslitz serves as a Senior Managing Director. Mr. Taslitz disclaims beneficial ownership of these shares. Does not include 168,359 shares of common stock held by Mr. Becker, 1,283,540 shares of common stock issuable upon the exercise of stock options that are held by Mr. Becker and exercisable within 60 days of the date of the above table. Does not include an indeterminable number of shares of the Company or proceeds therefrom, that is allocable to Mr. Taslitz from Mr. Taslitz's ownership of an entity that is entitled indirectly to carried interests on certain shares of the Company or proceeds therefrom, upon the distribution or sale of such shares by certain direct owners of Wengen.

(8)
Includes shares issuable upon exercise of options to purchase 1,532,644 shares of common stock that are exercisable within 60 days of the date of the above table and 20,000 shares of common stock subject to forfeiture pursuant to the terms of restricted stock agreements by and between the Company and Mr. Serck-Hanssen.

(9)
Includes shares issuable upon exercise of options to purchase 2,020,001 shares of common stock that are exercisable within 60 days of the date of the above table.

(10)
Includes shares issuable upon exercise of options to purchase 307,692 shares of common stock that are exercisable within 60 days of the date of the above table.

(11)
Includes shares issuable upon exercise of options to purchase 2,190,000 shares of common stock that are exercisable within 60 days of the date of the above table and 30,000 shares of common stock subject to forfeiture pursuant to the terms of a restricted stock agreement by and between the Company and Ms. Singer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Stockholder's Agreements

        Each of the stockholders of the Company who are employees or directors or former employees or directors of the Company has entered into a stockholder's agreement (each, a "Management Stockholder's Agreement") with the Company and Wengen that gives Wengen a proxy to vote such holder's shares of the Company's common stock. In addition to the voting proxy on shares held by current and former employees and directors of the Company, the Management Stockholder's Agreement executed by each current and former employee who owns stock or has been granted options to purchase stock of the Company contains provisions that prohibit the employee or former employee (i) at any time during or after employment with the Company or its subsidiaries, from disclosing or using any confidential information pertaining to the business of the Company or any of its subsidiaries or the Wengen Investors or any of their respective affiliates, except when required to perform his or her duties to the Company or one of its subsidiaries, by law or judicial process; (ii) at any time during employment with the Company or its subsidiaries and for a period of two years thereafter, from directly or indirectly acting as a proprietor, investor, director, officer, employee, substantial stockholder, consultant, or partner in any business that directly competes, at the relevant determination date, with the post-secondary business of the Company or any of their respective affiliates in any geographic area where the Company or its affiliates manufactures, produces, sells, leases, rents, licenses or otherwise provides products or services; and (iii) at any time during employment with the Company or its subsidiaries and for a period of two years thereafter, from directly or indirectly (a) soliciting customers or clients of the Company, any of its subsidiaries, the Wengen Investors or any of their respective affiliates to terminate their relationship with the Company, any of its subsidiaries, the Wengen Investors or any of their respective affiliates or otherwise soliciting such customers or clients to compete with any business of the Company, any of its subsidiaries, the Wengen Investors or any of their respective affiliates or (b) soliciting or offering employment to any person who is, or has been at any time during the 12 months immediately preceding the termination of the employee's employment, employed by the Company or any of its affiliates.

        Subsequent to the initial public offering of the Company's common stock, the Management Stockholder's Agreements permit each of the stockholders of the Company who are employees or directors or former employees or directors of the Company to participate in any sale of the Company's common stock by Wengen or any of the Wengen Investors that is registered under the Securities Act (the "piggyback registration rights"), subject to customary underwriters' restrictions including pro rata reduction and execution of customary custody and lockup agreements. The piggyback registration rights provided in the Management Stockholder's Agreements expire upon a change in control of the Company. The registration rights also provide for our indemnification of the stockholders and their affiliates in connection with the "piggyback" registration of their securities.

Agreements with Wengen

        Wengen Securityholders' Agreement.    The Wengen Investors are subject to a securityholders' agreement, pursuant to which the general partner of Wengen is permitted to develop and implement an initial public offering of our securities and certain of the Wengen Investors have the right to appoint members to the board of directors of Wengen's general partner and Laureate. The Company and Wengen have agreed that, effective upon the closing of our initial public offering, the current Wengen securityholders' agreement will be amended to make the Company a party thereto and to provide that certain of the Wengen Investors will continue to have the right to elect a majority of our board of directors and coordinate the sale of all shares of our common currently held by Wengen which is distributed to the Wengen Investors from time to time.

        Registration Rights Agreement.    Wengen and the Wengen Investors are parties to a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Wengen Investors have been granted certain registration rights in connection with our initial public offering. Pursuant to the existing Registration Rights Agreement, the Wengen Investors were granted the right, beginning 180 days following the completion of our initial public offering to cause us, at our expense, to use our reasonable best efforts to register certain shares of common stock held by the Wengen Investors and any securities issued in replacement of or in exchange for such shares of common stock for public resale, subject to certain limitations as set forth in the Registration Rights Agreement. The exercise of this "demand" right is limited to ten requests in the aggregate. In the event that we register any of our common stock following completion of our initial public offering, the Wengen Investors and management (pursuant to a provision in the management stockholder's agreements) have a "piggyback right" which allows them to require us to use our reasonable best efforts to include shares of our common stock held by them in such registration, subject to certain limitations. The existing Registration Rights Agreement also provides for our indemnification of the Wengen Investors and management in connection with the registration of their securities. The Company has agreed, effective upon the consummation of our initial public offering, to become a party to the Registration Rights Agreement. A copy of this agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

        SFUAD Shared Services Agreement.    In June 2008, Laureate entered into an agreement with the College of the Christian Brothers of New Mexico to provide a line of credit of $2.8 million that was to mature on the earlier of six months from the date of the loan or upon Laureate's acquisition of assets from the Christian Brothers relative to College of Santa Fe (now known as the Santa Fe University of Arts and Design, or SFUAD). The agreement was subsequently amended to increase the line of credit to $3.8 million. The interest on the line of credit was 10% per annum payable in arrears on the line of credit termination date. The amounts outstanding under the agreement were secured by land adjacent to the SFUAD campus. During 2009, Laureate transferred the SFUAD line of credit to a newly formed subsidiary. This subsidiary was sold to Wengen for cash of $2.7 million, equal to the outstanding principal and interest on the line of credit. No gain or loss was recognized on the transfer. In connection with the sale of the newly formed subsidiary to Wengen in 2009, Laureate entered into a shared services agreement with SFUAD. During 2014, Laureate entered into a new shared services agreement with SFUAD that replaced the shared services agreement previously entered into in 2009. Laureate provides SFUAD with certain management consulting, legal, tax, finance, accounting, treasury, human resources, and network entry services. The new shared services agreement has a term of five years and automatically renews for two year periods thereafter, unless terminated by either party. As of December 31, 2014, Laureate had recorded a receivable from SFUAD of $4.2 million related to the shared services agreement, which was collected during the first quarter of 2015. As of September 30, 2015, Laureate recorded a related party receivable from SFUAD of $3.3 million. A copy of this agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

        During 2013, 14 Laureate institutions entered into global partnership agreements with SFUAD, which have an initial term of five years and provide Laureate students with educational opportunities to study certain academic programs at SFUAD. Under the terms of these agreements, the partnering Laureate institutions commit to pay SFUAD an annual amount each calendar year, which SFUAD then bills to the Laureate institutions on a quarterly basis. The global partnership agreements can be unilaterally canceled by either SFUAD or the Laureate institutions with at least six months prior written notice. Any remaining unpaid commitment amount for that calendar year is contractually owed to SFUAD. As of September 30, 2015 and December 31, 2014, Laureate recorded a related party payable to SFUAD of $0.4 million and $0.4 million, respectively, for unpaid commitments that we are obligated to pay to SFUAD under the global partnership agreements.

Payments for Airplane Usage Costs

        In 2014, 2013 and 2012, we incurred costs of $0.2 million, $0.4 million and $0.4 million, respectively, for the business use of a private airplane that is owned in part by our Chief Executive Officer. In 2012, the Company incurred costs of $0.3 million for the business use of another private airplane operated by a corporation owned by a person who served as one of its executive officers during that period, and his spouse.

Relationship with KKR Capital Markets

        In 2013 and 2012, we made payments to KKR Capital Markets LLC, an affiliate of KKR, of $0.7 million and $2.6 million, respectively, for services rendered in connection with the refinancing of our debt and new debt issuances.

Relationship with KKR Credit

        Since 2012, investment funds or accounts managed or advised by KKR Credit Advisors (US) LLC ("KKR Credit") were participating lenders under the Company's existing credit agreements and as of September 30, 2015 had received aggregate principal payments of $76 million and interest and administrative fee payments of $40 million. Since 2012, investment funds or accounts managed or advised by KKR Credit were also holders of notes issued by the Company and as of September 30, 2015 had received principal payments of $75 million and interest (including accrued and unpaid interest) and administrative fee payments of $16 million.

        As of September 30, 2015, investment funds or accounts managed or advised by KKR Credit held a portion of the Company's first lien term loan.

Relationship to KKR Capstone Americas LLC

        We have historically utilized KKR Capstone, a consulting company that works exclusively with KKR's portfolio companies, for consulting services, and paid to KKR Capstone related fees and expenses. References to "KKR Capstone" are to KKR Capstone Americas LLC and their affiliates, which are owned and controlled by their senior management team. KKR Capstone is not a subsidiary or affiliate of KKR. KKR Capstone operates under several consulting agreements with KKR and uses the "KKR" name under license from KKR.

Agreement with Sterling Affiliate

        We have agreements with I/O Data Centers, LLC ("I/O") pursuant to which I/O will provide modular data center solutions to the Company. During the nine months ended September 30, 2015, we incurred costs of $0.4 million for these agreements. In 2014, 2013 and 2012, we incurred costs for these agreements of $0.5 million, $0.4 million and $0.1 million, respectively. Mr. Taslitz, one of our directors and a Senior Managing Director of Sterling Partners, is a director of I/O. Messrs. Becker and Taslitz, Sterling Partners and certain of its affiliates own, directly or through investment vehicles, an aggregate of approximately 65% of the outstanding equity in I/O.

Conflicts of Interest Policy

        The board of directors reviews all relationships and transactions in which the Company and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest in any particular transaction. The Company's legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction. The Audit Committee of the board of directors reviews and approves or ratifies any related person transaction that meets this standard. In the course of the Audit Committee's review and approval or ratification of a disclosable related person transaction, the committee considers:

  •
  the nature of the related person's interest in the transaction;

  •
  the material terms of the transaction, including the amount and type of transaction;

  •
  the importance of the transaction to the related person;

  •
  the importance of the transaction to the Company;

  •
  whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company; and

  •
  any other matters the committee deems appropriate.

        Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction, provided that such director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction. The current Wengen securityholders' agreement requires approval of six directors for related party transactions having a value of at least $25 million.

DESCRIPTION OF CERTAIN INDEBTEDNESS

        The following descriptions of indebtedness are only summaries of material provisions of the respective terms of such indebtedness, and are qualified in their entirety by reference to the provisions of the credit agreements, indenture and other instruments evidencing such indebtedness. See "Where You Can Find More Information."

Senior Secured Credit Facilities

Overview

        On June 16, 2011, we amended and restated our credit agreement dated as of August 17, 2007, in order to, among other things, extend maturity dates. Pursuant to the Amended and Restated Credit Agreement, certain lenders in the syndicate: (1) extended the maturity dates applicable to $155.0 million of our then-existing $400.0 million revolving line of credit facility from August 2013 to June 2016, (2) converted $245.0 million of then-existing revolving loans and revolving credit commitments into term loans that will mature in June 2018, and (3) extended the maturity dates applicable to three series of our term loans, totaling $858.9 million of aggregate principal, from August 2014 to June 2018. In addition, some existing lenders increased the amount of their senior secured multi-currency revolving credit facility commitments and new lenders became lenders with respect to the senior secured multi-currency revolving credit facility that was to mature in June 2016, but has subsequently been extended to March 2018 pursuant to the Fourth Amendment entered into on July 7, 2015, as described below. As a result of this amendment and restatement, the credit facilities under our Amended and Restated Credit Agreement on June 16, 2011 were composed of the following:

  •
  $300.0 million revolving line of credit facility; and

  •
  $1,269.7 million senior secured term loan facility, consisting of the following series:

  •
  $1,103.9 million 2018 Extended Term Loans;

  •
  $129.1 million Closing Date Term Loan;

  •
  $19.1 million Delayed Draw Term Loan; and

  •
  $17.6 million Series A New Term Loan.

$25.0 Million Series A-2018 New Term Loan; Increase in Revolving Line of Credit Facility

        On December 22, 2011, we entered into a joinder agreement to the Amended and Restated Credit Agreement to borrow an additional $25.0 million on the same terms as the 2018 Extended Term Loans (the "Series A-2018 New Term Loan"), including interest rates and quarterly principal payment dates. We also entered into a joinder agreement to the Amended and Restated Credit Agreement to increase the borrowing capacity under our revolving line of credit facility to $350.0 million.

$250.0 Million Series B New Term Loans

        On January 18, 2013, we entered into a joinder agreement and the First Amendment to the Amended and Restated Credit Agreement to borrow an additional $250.0 million on the same terms as the 2018 Extended Term Loans with the issuance of the Series B New Term Loans, including interest rates and quarterly principal payment dates. This additional loan was issued at an original issue discount of $1.25 million, and we paid debt issuance costs of $2.9 million in connection with the borrowing, both of which will be amortized to interest expense over the term of the loan.

$310.0 Million Series B Additional Term Loans

        On April 23, 2013, we entered into a joinder agreement and the Second Amendment to the Amended and Restated Credit Agreement to borrow an additional $310.0 million on the same terms as the 2018 Extended Term Loans with the issuance of the Series B Additional Term Loans, including interest rates and quarterly principal payment dates. This additional loan was issued at an original debt premium of $1.55 million, and we paid debt issuance costs of $3.9 million in connection with the borrowing, both of which will be amortized to interest expense over the term of the loan. In addition, third-party costs of $0.4 million were charged to general and administrative expenses for the year ended December 31, 2013. The proceeds from this borrowing were used to repay all of the outstanding Senior Subordinated Notes.

Third Amendment to Amended and Restated Credit Agreement; New Series 2018 Extended Term Loans

        On October 3, 2013, we entered into a Third Amendment to Amended and Restated Credit Agreement (the "Third Amendment"), pursuant to which the outstanding 2018 Extended Term Loans, Series A-2018 New Term Loan, Series B New Term Loans and Series B Additional Term Loans were refinanced with New Series 2018 Extended Term Loans effectively reducing the margin applicable to our 2018 Extended Term Loans, Series A-2018 New Term Loan, Series B New Term Loans and Series B Additional Term Loans from 4.00% to 3.75% for LIBOR loans and from 3.00% to 2.75% for ABR loans. In addition to lowering the margin on these term loans, the amendment provided additional flexibility for mortgage financings.

$200.0 Million Additional New Series 2018 Extended Term Loans

        On December 16, 2013, we entered into a joinder agreement to borrow an additional $200.0 million on the same terms as the New Series 2018 Extended Term Loans. This additional loan was issued at an original debt discount of $0.5 million, and we paid debt issuance costs of $2.2 million in connection with the borrowing, both of which will be amortized to interest expense over the term of the loan.

Fourth Amendment to Amended and Restated Credit Agreement and Amendment to the U.S. Obligations Security Agreement and the U.S. Pledge Agreement

        On July 7, 2015, we entered into the Fourth Amendment, pursuant to which the maturity date of the senior secured multi-currency revolving credit facility was extended from June 2016 to March 2018 and the Amended and Restated Credit Agreement was amended to (a) provide for a consolidated senior secured debt to consolidated EBITDA maintenance financial covenant, solely with respect to the revolving line of credit facility, which financial covenant is to be tested quarterly provided that following a Qualifying IPO (as defined in the Amended and Restated Credit Agreement) or certain private offerings of common stock or preferred stock and provided the consolidated total debt to consolidated EBITDA ratio is less than or equal to 4.75 to 1.0 on the last day of the respective test period, the maintenance financial covenant shall only apply if 25% or more of the revolving line of credit facility is utilized and (b) revised certain covenants relating to restricted payments, investments and other matters such that such covenants are more restrictive. The U.S. Obligations Security Agreement and U.S. Pledge Agreement were amended to extend the secured obligations to include cash management programs and to increase the secured amount of obligations relating to cash management programs from $2 million to $20 million.

Revolving Line of Credit Facility

        Borrowings under our senior secured multi-currency revolving credit facility bear interest at a rate per annum which, at our option, can be either a LIBOR or an ABR plus, in each case, a margin.

LIBOR loans under our senior secured multi-currency revolving credit facility accrue interest at the applicable LIBOR rate plus a 3.75% margin. The LIBOR rate with respect to our senior secured multi-currency revolving credit facility is subject to a "floor" equal to 1.25%. Interest on ABR revolving borrowings accrues at the ABR (which is the higher of the Federal Funds rate plus 0.50% or the prime rate for the agent bank) plus a 2.75% margin. The ABR with respect to our senior secured multi-currency revolving credit facility is subject to a "floor" equal to 2.25%. For LIBOR revolving borrowings, the interest period is set at our option for a period of one, two, three, six or (if such a period is available to all lenders under the applicable LIBOR borrowing) nine or 12 months, and the cost of funds component of any LIBOR revolving borrowing is subject to change when the underlying indices change. Once the interest period is set, the interest rate is fixed until the selected interest period ends, subject to customary "break" cost provisions. ABR revolving borrowings and interest thereon are payable quarterly in arrears and the interest rate on any ABR revolving borrowing is subject to change when the underlying indices change. In addition, our Amended and Restated Credit Agreement provides for the payment of a commitment fee based on the daily unused portion of our senior secured multi-currency revolving credit facility. The commitment fee rate of 0.625% per annum is payable quarterly in arrears.

        At September 30, 2015, the total amount outstanding under our senior secured multi-currency revolving credit facility was $349.9 million, which consisted of $349.9 million in LIBOR loans at an interest rate of 5.00%. At December 31, 2014, the total amount outstanding under our senior secured multi-currency revolving credit facility was $346.7 million, which consisted of $301.4 million in LIBOR loans at an interest rate of 5.00% and $45.3 million in ABR loans at an interest rate of 6.00%. Principal amounts outstanding under our senior secured multi-currency revolving credit facility will be due and payable in full in March 2018.

New Series 2018 Extended Term Loan

        The portions of our term loans under the original credit agreement that did not remain outstanding as the Closing Date Term Loan, Delayed Draw Term Loan or Series A New Term Loan were extended to a maturity date of June 2018. In addition, some existing lenders increased the amount of term loans and new lenders became lenders with respect to the 2018 Extended Term Loans, which mature in June 2018. Following the amendment and restatement on June 16, 2011, the aggregate amount of the 2018 Extended Term Loans was $1,103.9 million. Pursuant to the Third Amendment, the 2018 Extended Term Loans, Series A-2018 New Term Loan, Series B New Term Loans and Series B Additional Term Loans were refinanced with New Series 2018 Extended Term Loans. The interest rate for our New Series 2018 Extended Term Loan is set at a rate per annum which, at our option, can be either the LIBOR rate or the ABR rate, plus in each case, a margin. The New Series 2018 Extended Term Loans have the same terms as the 2018 Extended Term Loans, other than the interest rate as described below.

        Following the Third Amendment to the Amended and Restated Credit Agreement in October 2013, the margin for LIBOR loans is 3.75% and the margin for ABR loans is 2.75%. Prior to the amendment, the margin for LIBOR loans was 4.00% and the margin for ABR loans was 3.00%. The LIBOR rate is subject to a "floor" equal to 1.25% and the ABR is subject to a "floor" equal to 2.25%. For LIBOR loans, the interest period is set at our option for a period of one, two, three, six or (if such a period is available to all lenders under the applicable LIBOR borrowing) nine or 12 months. Once the interest period is set, the interest rate is fixed until the selected interest period ends. ABR loans and interest thereon are payable quarterly in arrears and the interest rate on any ABR loan is subject to change when the underlying indices change.

        With respect to our New Series 2018 Extended Term Loans, we are required to make fixed quarterly principal payments in an aggregate amount equal to approximately $4.7 million per quarter. All unpaid principal and interest on these loans shall be paid in full in June 2018. As of September 30,

2015 and December 31, 2014, these loans had an aggregate outstanding balance of $1,819.5 million (net of original issue discount of $0.1 million) and $1,833.7 million (net of original issue discount of $0.1 million) respectively, and an interest rate of 5.00% at each date.

Closing Date Term Loan

        Of the $675.0 million Closing Date Term Loan made to us upon the closing of the original credit agreement, $651.4 million was outstanding immediately prior to the June 16, 2011 effective date of the Amended and Restated Credit Agreement. Of that amount, approximately $522.3 million was converted into the 2018 Extended Term Loans, and approximately $129.1 million remained outstanding and was not converted into the 2018 Extended Term Loans. We were required to make fixed quarterly principal payments on the Closing Date Term Loan of approximately $334,000. The Closing Date Term Loan was paid in full on November 16, 2012 with proceeds from the issuance of the Senior Notes.

Delayed Draw Term Loan

        Of the $100.0 million Delayed Draw Term Loan made to us under the terms of the original credit agreement, approximately $97.5 million was outstanding immediately prior to the June 16, 2011 effective date of the Amended and Restated Credit Agreement. Of that amount, approximately $78.4 million was converted into the 2018 Extended Term Loans, and approximately $19.1 million remained outstanding and was not converted into the 2018 Extended Term Loans. We were required to make quarterly principal payments equal to 0.25% of the principal balance outstanding on the Delayed Draw Term Loan. The Delayed Draw Term Loan was paid in full on November 16, 2012 with proceeds from the issuance of the Senior Notes.

Series A New Term Loan

        Of the $280.0 million Series A New Term Loan made pursuant to the terms of a joinder to the original credit agreement, $275.8 million was outstanding immediately prior to the June 16, 2011 effective date of the Amended and Restated Credit Agreement. Of that amount, approximately $258.2 million was converted into the 2018 Extended Term Loans, and approximately $17.6 million remained outstanding and was not converted into the 2018 Extended Term Loans. We were required to make fixed quarterly principal payments on the Series A New Term Loan of approximately $45,000. The Series A New Term Loan was paid in full on November 16, 2012 with proceeds from the issuance of the Senior Notes.

Default Interest

        In the event that we fail to pay all or a portion of the principal and interest amounts when due, the interest rates under our Senior Secured Credit Facilities will be increased by 2.00% from the date of such non-payment to the date on which the payment is paid in full.

Senior Secured Credit Facilities Outstanding

        As of September 30, 2015, the $2,169.4 million balance of the Senior Secured Credit Facilities consists of $1,819.5 million in the New Series 2018 Extended Term Loan and the Additional New Series 2018 Extended Term Loans, and the senior secured multi-currency revolving credit facility of $349.9 million. As of December 31, 2014, the $2,180.4 million balance of the Senior Secured Credit Facilities consisted of $1,833.7 million in the New Series 2018 Extended Term Loan and the Additional New Series 2018 Extended Term Loans and the senior secured multi-currency revolving credit facility of $346.7 million.

Senior Secured Credit Facilities Borrowers and Guarantors

        The senior secured multi-currency revolving credit facility, the New Series 2018 Extended Term Loan and the Additional New Series 2018 Extended Term Loans are collectively referred to as the Senior Secured Credit Facilities. Laureate Education, Inc. (the "U.S. Borrower") is the borrower under our Senior Secured Credit Facilities. Iniciativas Culturales de España S.L. (the "Foreign Borrower") is a borrower only under the senior secured multi-currency revolving credit facility of our Senior Secured Credit Facilities, which is $100.0 million of the $350.0 million total senior secured multi-currency revolving credit facility.

        All of Laureate's required U.S. legal entities, excluding Walden University, Kendall College, NewSchool of Architecture and Design, The National Hispanic University and St. Augustine, are guarantors of the Senior Secured Credit Facilities, and all of the guarantors' assets, both real and intangible, are pledged as collateral. Certain Walden assets are also pledged as collateral, including all of Walden's U.S. receivables other than Title IV student loans, and all of its copyrights, patents, and trademarks. As of September 30, 2015 and December 31, 2014, the carrying value of the Walden receivables and intangibles pledged as collateral was $401.4 million and $390.8 million, respectively. Additionally, not more than 65% of the shares held by U.S. guarantors in nondomestic subsidiaries are pledged as collateral. There is also a separate guarantee and pledge agreement for the Foreign Borrower sub-facility of the senior secured multi-currency revolving credit facility (the "Spanish Tranche"). The Spanish Tranche is secured by certain of the Foreign Borrower's assets, including intercompany loans and shares owned in other non-domestic subsidiaries, to secure the foreign obligations and guaranteed by certain non-domestic subsidiaries. Of the $350.0 million revolving line of credit facility noted above, we can borrow up to $100.0 million under the Spanish Tranche.

Certain Covenants

        Our senior long-term debt contains certain negative covenants including, among others: (1) limitations on additional indebtedness; (2) limitations on dividends; (3) limitations on asset sales, including the sale of ownership interests in subsidiaries and sale-leaseback transactions; and (4) limitations on liens, guarantees, loans or investments. On July 7, 2015, pursuant to the Fourth Amendment, the Amended and Restated Credit Agreement was amended to provide for a consolidated senior secured debt to consolidated EBITDA maintenance financial covenant, solely with respect to the revolving line of credit facility, which financial covenant is to be tested quarterly provided that from and after a Qualifying IPO (as defined in the Amended and Restated Credit Agreement) or certain private offerings of common stock or preferred stock and, furthermore, that the consolidated total debt to consolidated EBITDA ratio is thereafter less than or equal to 4.75 to 1.0 on the last day of the respective test period, the maintenance financial covenant shall only apply if 25% or more of the revolving line of credit facility is utilized.

        On April 4, 2014, we notified our lenders of the 2013 Audited Financial Statement Delivery Default. The reason for the 2013 Audited Financial Statement Delivery Default is the additional time needed to completely and accurately reflect several items in the 2013 Consolidated Financial Statements. We cured the 2013 Audited Financial Statement Delivery Default by delivering the 2013 consolidated financial statements to the administrative agent on April 14, 2014, the date that the 2013 consolidated financial statements were issued, which was within the 30-day grace period provided for in the Amended and Restated Credit Agreement. There are no events causing noncompliance with these covenants as of the issuance date of this prospectus.

Senior Notes

        On July 25, 2012, we completed an offering of $350.0 million aggregate principal amount of 9.250% Senior Notes due 2019. We used the net proceeds received from the debt offering to repay a portion of our senior secured multi-currency revolving credit facility. On November 13, 2012, we completed an offering of $1,050.0 million aggregate principal amount of additional Senior Notes. The notes are treated as a single series with the $350.0 million of Senior Notes that were issued in July 2012. We used the net proceeds from the sale of the additional Senior Notes to purchase certain outstanding notes, and to fully repay certain debt instruments under our senior secured term loan facility. Of the total $1,400.0 million of Senior Notes, $350.0 million were issued in July 2012 at par, while the remaining $1,050.0 million were issued in November 2012 at a price of 97.750% of face amount, resulting in an original debt discount of $23.6 million, which is amortized to interest expense over the maturity of the notes.

        As of September 30, 2015, the outstanding balance on the Senior Notes was $1,385.3 million, net of the remaining debt discount of $14.7 million.

        The Senior Notes are fully and unconditionally guaranteed, jointly and severally, on an unsecured senior basis, by each of our wholly owned domestic subsidiaries that guarantee Laureate's obligations under the Senior Secured Credit Facilities. The Senior Notes rank junior to the Senior Secured Credit Facilities, to the extent of the value of the collateral securing such facility.

        The $1,400.0 million Senior Notes have a stated maturity of September 1, 2019. From and after September 1, 2015, we may redeem all or part of the Senior Notes at redemption prices starting at 106.938% of the principal amount thereof and decreasing from there ratably each year thereafter until September 1, 2018, plus accrued and unpaid interest. From and after September 1, 2018, we may redeem all or part of the Senior Notes at a redemption price of 100%, plus accrued and unpaid interest.

        Laureate and its guarantors agreed to (1) file a registration statement with the SEC with respect to a registered offer to exchange the Senior Notes for new notes having terms substantially identical in all material respects to the outstanding notes (except that the new notes will not contain transfer restrictions or provide for special interest); or (2) file a shelf registration for the resale of the notes. We were required to use all commercially reasonable efforts to cause the registration statement to be declared effective on or before July 25, 2014. Since the registration statement was not declared effective by July 25, 2014, we have incurred additional interest at a rate equal to 0.25% per annum for the first 90-day period of the outstanding indenture indebtedness on the outstanding notes, 0.50% per annum for the next 90-day period, and 0.75% thereafter, as liquidated damages until the registration statement is declared effective and the exchange offer is completed. Accordingly, we have recorded a liability for the amount of special interest on the Senior Notes that we have determined to be probable and estimable based on our expected timing of registration as of each balance sheet date. As of September 30, 2015, we had a total contingent liability for additional interest on the Senior Notes of $6.3 million.

Other Debt

Lines of Credit

        Individual Laureate subsidiaries have the ability to borrow pursuant to unsecured lines of credit and similar short-term borrowing arrangements (collectively, "lines of credit"). The lines of credit are available for working capital purposes and enable us to borrow for and repay until those lines mature.

        Interest rates on our lines of credit ranged from 2.00% to 20.00% at September 30, 2015 and our weighted-average short-term borrowing rate was 6.88% at September 30, 2015.

        Laureate's aggregate lines of credit (outstanding balances plus available borrowing capacity) were $185.0 million as of September 30, 2015. At September 30, 2015, the aggregate outstanding balances on our lines of credit were $144.0 million, which are included in the current portion of long-term debt. Accordingly, the available borrowing capacity under our lines of credit was $41.0 million at September 30, 2015.

Notes Payable

        Notes payable include mortgages payable that are secured by certain fixed assets. The notes payable have varying maturity dates and repayment terms through 2030. These loans contain certain financial maintenance covenants and as of September 30, 2015, Laureate is in compliance with these covenants. Interest rates on notes payable ranged from 1.75% to 18.35% at September 30, 2015.

        On December 21, 2007, UVM Mexico entered into an agreement with a bank for a loan of MXN 2,750.0 million (approximately $250.0 million at that time). Under the terms of the loan, UVM Mexico could borrow the total amount of the loan through one or more draws, provided that each draw of the loan was evidenced by a promissory note. On July 1, 2008, Laureate made a draw in the amount of MXN 2,575.6 million ($250.0 million at July 1, 2008) to acquire UNITEC Mexico. The loan was originally scheduled to mature on July 1, 2015. UVM Mexico began semi-annual repayments of MXN 257.6 million ($19.7 million) on July 15, 2010. In order to align the payments with the new loan described below, in May 2014 the loan maturity date was extended to May 15, 2021, and the repayments were suspended until May 16, 2016, when UVM Mexico will resume semiannual repayments of MXN 120.4 million ($9.2 million). These payments will continue through maturity in 2021. Interest is payable monthly and accrued at the 28-day Mexican Interbanking Offer Rate ("TIIE"), plus the applicable margin. The applicable margin for the interest calculation is established based on the ratio of debt to EBITDA, as defined in the agreement. As of September 30, 2015, the interest rate on the loan was 5.74%, and the outstanding balance on the loan was $78.1 million.

        In May 2012, UVM Mexico entered into an agreement with a bank for a loan of MXN 900.0 million (approximately $61.0 million at December 31, 2014), in order to fund payment of the amounts owed to the former noncontrolling interest holders of Plansi under the terms of the agreement to purchase their remaining 10% interest in Plansi. The loan carries a variable interest rate (5.74% at September 30, 2015) and was originally scheduled to mature on May 15, 2019. In May 2014, the loan maturity date was extended to May 15, 2021, and the repayments were suspended until May 16, 2016. As of September 30, 2015, this loan had an outstanding balance of $53.1 million.

        In addition to the loans above, in August 2015, UVM Mexico entered into an agreement with a bank for a loan of MXN 1,300 million ($77 million). The loan carries a variable interest rate (approximately 5.79% in September 2015) and matures in August 2020.

        Laureate has also obtained financing to fund the construction of two new campuses at one of our institutions in Peru, UPC. As of September 30, 2015, the outstanding balance on the loans was $62.0 million, and had a weighted average interest rate of 8.22%. These loans have varying maturity dates with the final payment due in October 2022. As of September 30, 2015, $30.0 million of the outstanding balances on the loans were payable to one of the institutional investors referred to in our consolidated financial statements included elsewhere in this prospectus.

        In May 2014, Laureate obtained $7.5 million of financing to fund the construction of a new campus at one of our institutions in Panama. In December 2014, we borrowed an additional $5.0 million. In June 2015, we borrowed an additional $12.5 million. As of September 30, 2015 and December 31, 2014, the outstanding balance of this loan was $25.0 million and $12.5 million, respectively. This loan is payable to one of the institutional investors referred to in our consolidated financial statements included elsewhere in this prospectus. It has a fixed interest rate of 8.16% and matures in 2024.

        Laureate has outstanding notes payable at HIEU in China. As of September 30, 2015, the outstanding balance on the loans was $88.7 million. The interest rates on these loans range from 5.25% to 7.84% per annum as of September 30, 2015. These notes are repayable in installments with the final installment due in November 2019.

        Laureate has outstanding notes payable at a real estate subsidiary in Chile. As of September 30, 2015, the outstanding balance on the loans was $56.1 million. The interest rates on these loans range from 4.79% to 5.65% per annum as of September 30, 2015. These notes are repayable in installments with the final installment due in August 2028.

        In December 2013, Laureate acquired THINK and financed a portion of the purchase price for THINK by borrowing AUD 45.0 million ($36.8 million at December 31, 2014) under a syndicated facility agreement in the form of two term loans of AUD 22.5 million each. The syndicated facility agreement also provides for additional borrowings of up to AUD 20.0 million ($16.4 million at December 31, 2014) under a capital expenditure facility and a working capital facility. The first term loan ("Facility A") has a term of five years and principal is payable in quarterly installments of AUD 1.1 million ($920,000 at December 31, 2014) beginning on March 31, 2014. The second term loan ("Facility B") has a term of five years and the total principal balance of AUD 22.5 million is payable at its maturity date of December 20, 2018. The two term loans bear interest at a variable rate plus a margin of up to 3.2% for Facility A and 3.5% for Facility B that is determined based on THINK's leverage ratio, and interest is payable periodically. As of September 30, 2015, the interest rates on Facility A and Facility B were 4.68% and 4.98%, respectively. The terms of the syndicated facility agreement required THINK to enter into an interest rate swap within 45 days from the agreement's December 20, 2013 effective date, in order to convert at least 50% of the AUD 45.0 million of term loan debt from a variable interest rate to a fixed interest rate. Accordingly, on January 31, 2014 THINK executed an interest rate swap agreement to satisfy this requirement and converted AUD 22.5 million ($18.4 million at December 31, 2014) of the variable rate component of the term loan debt to a fixed interest rate of 3.86%. This interest rate swap was not designated as a hedge for accounting purposes. As of September 30, 2015, $25.6 million was outstanding under these loan facilities.

        In September 2014, Laureate acquired FMU and financed a portion of the purchase price by borrowing amounts under two loans that totaled BRL 259.1 million ($110.3 million at the borrowing date). The loans require semi-annual principal payments beginning at BRL 6.5 million in October 2014 and increasing to a maximum of BRL 22.0 million beginning in October 2017 and continuing through their maturity dates in April 2021. As of September 30, 2015, the outstanding balance of these loans was $60.4 million. Both loans mature on April 15, 2021 and bear interest at an annual variable rate of CDI plus 3.7% (approximately 18% at September 30, 2015).

        On November 18, 2015, the Company entered into an agreement with two banks to borrow a total of EUR 100 million ($106.5 million at the borrowing date) as described in Note 20, Subsequent Events, in our interim consolidated financial statements included elsewhere in this prospectus.

Capital Lease Obligations and Sale-Leaseback Financings

        Capital leases and sale-leaseback financings, primarily relating to real estate obligations, are included in debt and have been recorded using interest rates ranging from 2.00% to 42.87%. During 2014 and 2013, we had additions to assets and liabilities recorded as sale-leaseback financings and build-to-suit arrangements of $67.8 million and $100.7 million, respectively, including additions through acquisition. We had assets under capital leases and sale-leaseback financings of $210.1 million at September 30, 2015, net of accumulated amortization. The amortization expense for capital lease assets is recorded in depreciation and amortization expense.

        The aggregate maturities of our total future value and present value of the minimum capital lease payments and payments related to sale-leaseback financings at September 30, 2015 were as follows:

	Future Value of Minimum Lease Payments	Interest	Present Value of Minimum Lease Payments
	(amounts in thousands)
October 1, 2015 - September 30, 2016	$39,365	$28,762	$10,603
October 1, 2016 - September 30, 2017	41,332	28,090	13,242
October 1, 2017 - September 30, 2018	48,284	27,066	21,218
October 1, 2018 - September 30, 2019	43,110	25,364	17,746
October 1, 2019 - September 30, 2020	34,688	24,192	10,496
Thereafter	290,146	113,750	176,396

Total capital lease debt	$496,925	$247,224	$249,701

DESCRIPTION OF NOTES

General

        Certain terms used in this description are defined under the subheading "—Certain Definitions."

        Laureate Education, Inc. (the "Issuer") issued $1,400,000,000 aggregate principal amount of 9.250% Senior Notes due 2019 under an indenture dated as of July 25, 2012 (as may be amended or supplemented from time to time, the "Indenture"), among itself, the subsidiary guarantors from time to time party thereto and Wells Fargo Bank, National Association, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act").

        You can find the definitions of certain capitalized terms used in this description under the subheading "—Certain definitions." References to the "Notes" refer to both the outstanding notes and the exchange notes.

        The following description is only a summary of the material provisions of the Notes and the Indenture. We urge you to read the Indenture because it, and not this description, defines your rights as a Holder of Notes. Copies of the Indenture are available upon request to the Company.

Brief Description of the Notes

        The Notes:

  •
  will be general unsecured senior obligations of the Issuer;

  •
  will rank pari passu in right of payment with all existing and future unsecured Senior Indebtedness of the Issuer;

  •
  will be effectively subordinated to all Secured Indebtedness of the Issuer, including Indebtedness under the Issuer's Senior Credit Facilities, to the extent of the collateral securing such Indebtedness;

  •
  will rank senior in right of payment to all existing and future Subordinated Indebtedness of the Issuer;

  •
  will be structurally subordinated to any existing and future indebtedness and liabilities of non-guarantor Subsidiaries, including the Issuer's Foreign Subsidiaries and any Unrestricted Subsidiaries; and

  •
  will be initially unconditionally guaranteed on a joint and several and senior basis by each U.S. Restricted Subsidiary that is a Wholly-Owned Subsidiary that guarantees the Senior Credit Facilities.

Guarantees

        The Guarantors, as primary obligors and not merely as sureties, will initially jointly and severally fully and unconditionally guarantee, on a senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest or Special Interest, if any, in respect of the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

        The U.S. Restricted Subsidiaries that are Wholly-Owned Subsidiaries which guarantee the Senior Credit Facilities will initially guarantee the Notes. Each Guarantee will be a general unsecured senior obligation of the applicable Guarantor, will rank pari passu in right of payment with all existing and any future Senior Indebtedness of such Guarantor, will be effectively subordinated to all Secured

Indebtedness of such Guarantor to the extent of the value of the collateral securing such Indebtedness, and will rank senior in right of payment to all existing and any future Subordinated Indebtedness of such Guarantor. The Notes will be structurally subordinated to Indebtedness and other liabilities of Subsidiaries of the Issuer that do not guarantee the Notes.

        Not all of the Issuer's Subsidiaries will guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, the non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer. None of the Issuer's Subsidiaries which are Foreign Subsidiaries, non-Wholly Owned Subsidiaries or Subsidiaries that directly own or operate an institution will guarantee the Obligations under the Notes. Although the Indenture limits the incurrence of Indebtedness by non-Guarantor Restricted Subsidiaries, the limitation is subject to a number of significant exceptions. Moreover, the Indenture does not impose any limitation on the incurrence by non-Guarantor Restricted Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. The Issuer's Non-Guarantor Subsidiaries account for substantially all of the Issuer's total revenues, the Issuer's total Adjusted EBITDA, the Issuer's total assets and the Issuer's total liabilities (other than the Issuer's Senior Credit Facilities and the Notes). Because the Issuer's non-Guarantor Subsidiaries are the Issuer's primary source of revenue on a consolidated basis, the Guarantors will have limited ability to make payments in respect of the Notes if the Issuer is unable to satisfy its payment obligations. As a result, the Guarantees will be of limited value.

        The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law.

        Any entity that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor's pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

        If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor's liability on its Guarantee could be reduced to zero. See "Risk Factors—Risks Relating to the Notes—Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes."

        Each Guarantee by a Guarantor will provide by its terms that it will be automatically and unconditionally released and discharged upon:

  (1)
  (a) any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Restricted Subsidiary or all or substantially all the assets of such Guarantor, which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

  (b)
  the release or discharge of the guarantee by such Guarantor of the Senior Credit Facilities or such other guarantee that resulted in the creation of such guarantee, except a discharge or release by or as a result of payment under such guarantee;

  (c)
  the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture; or

  (d)
  the exercise by the Issuer of its legal defeasance option or covenant defeasance option as described under "—Legal Defeasance and Covenant Defeasance" or the discharge of the Issuer's obligations under the Indenture in accordance with the terms of the Indenture; and

  (2)
  such Guarantor delivering to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Paying Agent and Registrar for the Notes

        The Issuer will maintain one or more paying agents for the Notes. The initial paying agent for the Notes will be the Trustee.

        The Issuer will also maintain a registrar for the Notes. The initial registrar will be the Trustee. The registrar will maintain a register reflecting ownership of the Notes outstanding from time to time and will make payments on and facilitate transfer of Notes on behalf of the Issuer.

        The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

        A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuer will not be required to transfer or exchange any Note selected for redemption. Also, the Issuer will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Principal, Maturity and Interest

        The outstanding aggregate principal amount of the Notes is $1,400,000,000. The Notes will mature on September 1, 2019. Subject to compliance with the covenant described below under the caption "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," the Issuer may issue additional Notes from time to time under the Indenture (any such Notes, "Additional Notes"). Except as described under "Amendment, Supplement and Waiver," the Notes offered by the Issuer and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to "Notes" for all purposes of the Indenture and this "Description of Notes" include any Additional Notes that are actually issued.

        Interest on the Notes will accrue at the rate of 9.250% per annum and will be payable semi-annually in arrears on March 1 and September 1, commencing on March 1, 2013, to the Holders of Notes of record on the immediately preceding February 15 and August 15. Interest on the Notes will accrue from July 25, 2012. This accrued interest must be paid by the purchaser of Additional Notes through the day before the closing date. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        Principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Issuer maintained for such purpose or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof or to the Holders of all other Notes if the Holders of such Notes have provided wire transfer instruction to the Issuer or paying agent. Until otherwise designated by the Issuer, the Issuer's office or agency will be the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        The Issuer will not be required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under the caption "—Repurchase at the Option of Holders." The Issuer may from time to time acquire any Notes by means other than a redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise.

Optional Redemption

        From and after September 1, 2015, the Issuer may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to the registered address of each Holder of Notes or otherwise in accordance with the procedures of DTC, at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and Special Interest, if any, to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the 12- month period beginning on September 1 of each of the years indicated below:

Year	Percentage
2015	106.938%
2016	104.625%
2017	102.313%
2018 and thereafter	100.000%

        Any notice of any redemption may be given prior to the redemption thereof, and any such redemption or notice may, at the Issuer's discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or other corporate transaction.

        If the Issuer redeems less than all of the outstanding Notes, the Trustee shall select the Notes to be redeemed in the manner described under "—Repurchase at the Option of Holders—Selection and Notice."

Repurchase at the Option of Holders

  Change of Control

        The Notes will provide that if a Change of Control occurs, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all the outstanding Notes as described under "Optional Redemption," the Issuer will make an offer to purchase all of the Notes pursuant to the offer described below (the "Change of Control Offer") at a price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register with a copy to the Trustee or otherwise in accordance with the procedures of DTC, with the following information:

  (1)
  that a Change of Control Offer is being made pursuant to the covenant entitled "Change of Control" and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

  (2)
  the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date");

  (3)
  that any Note not properly tendered will remain outstanding and continue to accrue interest;

  (4)
  that unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

  (5)
  that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

  (6)
  that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuer to purchase such Notes; provided that the paying agent receives, not later than the close of business on the 30th day following the date of the Change of Control notice, facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

  (7)
  that if the Issuer is redeeming less than all of the Notes, the Holders of the remaining Notes will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof; and

  (8)
  the other instructions, as determined by the Issuer, consistent with the covenant described hereunder, that a Holder must follow.

        The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

        On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

  (1)
  accept for payment all Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer;

  (2)
  deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered; and

  (3)
  deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer's Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer.

        The paying agent will promptly mail to each Holder the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

        The Senior Credit Facilities provide, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuer becomes a party may also provide, that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under our Senior Credit Facilities, we could seek a waiver of such default or seek to refinance our Senior Credit

Facilities. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities, such default could result in amounts outstanding under our Senior Credit Facilities being declared due and payable.

        Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

        The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of Laureate and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the initial purchasers and Laureate. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Certain Covenants—Liens." Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

        The Issuer will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

        The definition of "Change of Control" includes a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuer to make an offer to repurchase the Notes as described above. See "Risk Factors—Risks Relating to the Notes—We may enter into transactions that would not constitute a change of control that could affect our ability to satisfy our obligations under the notes."

        The provisions under the Indenture relating to the Issuer's obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the then outstanding Notes.

Asset Sales

        The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale, unless:

  (1)
  the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of; and

  (2)
  except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

  (a)
  any liabilities (as shown on the Issuer's or such Restricted Subsidiary's most recent balance sheet or in the footnotes thereto) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes (in the case of the Issuer) or the Guarantees (in the case of such Restricted Subsidiary), that are assumed by the transferee of any such assets and for which the Issuer and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

  (b)
  any securities received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

  (c)
  any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 5.0% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

        Within 360 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale directly or indirectly through the Issuer or one or more of its Restricted Subsidiaries,

  (1)
  to permanently reduce:

  (a)
  Obligations under the Notes or any other Senior Indebtedness of the Issuer or any Guarantor (other than Obligations owed to the Issuer or a Restricted Subsidiary) and, in the case of Obligations under revolving credit facilities or other similar Indebtedness, to correspondingly permanently reduce commitments with respect thereto; provided that if the Issuer or any Restricted Subsidiary shall so reduce Obligations under any Senior Indebtedness that is not secured by a Lien (other than the Notes), the Issuer or such Guarantor will, equally and ratably, reduce Obligations under the Notes by, at its option, (A) redeeming Notes, (B) making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued and unpaid interest and Special Interest, if any, on the principal amount of Notes to be repurchased or (C) purchasing Notes through open market purchases (to the extent such purchases are at a price equal to or higher than 100% of the principal amount thereof) in a manner that complies with the Indenture and applicable securities law; or

  (b)
  Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary;

  (2)
  to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in the case of each of (a), (b) and (c), used or useful in a Similar Business; or

  (3)
  to make an Investment in (a) any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in the case of each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Issuer or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an "Acceptable Commitment") and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a "Second Commitment") within 180 days of such cancellation or termination; provided further that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

        Any Net Proceeds from Asset Sales that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $50.0 million, the Issuer shall make an offer to all Holders of the Notes and, if required or permitted by the terms of any Senior Indebtedness, to the holders of such Senior Indebtedness (an "Asset Sale Offer"), to purchase the maximum aggregate principal amount of the Notes and such Senior Indebtedness that, in the case of the Notes, is a minimum of $2,000 or an integral multiple of $1,000 in excess thereof and that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Special Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $50.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

        To the extent that the aggregate amount of Notes and such Senior Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or other Senior Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and the administrative agent or trustee for such other Senior Indebtedness shall select such other Senior Indebtedness to be purchased on a pro rata basis (with adjustments as needed so that no Note in an unauthorized denomination is purchased in part) based on the accreted value or principal amount of the Notes or such Senior Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. Additionally, the Issuer may, at its option, make an Asset Sale Offer using proceeds from any Asset Sale at any time after consummation of such Asset Sale; provided that such Asset Sale Offer shall be in an aggregate amount of not less than $50.0 million. Upon consummation of such Asset Sale Offer, any Net Proceeds not required to be used to purchase Notes shall not be deemed Excess Proceeds.

        Pending the final application of any Net Proceeds pursuant to this covenant, the Issuer or any Restricted Subsidiary may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

        The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

        The Senior Credit Facilities limit (subject to limited exceptions), and future credit agreements or other agreements to which the Issuer becomes a party may limit or prohibit, the Issuer from purchasing any Notes as a result of an Asset Sale Offer. In the event the Issuer is required to make an Asset Sale Offer at a time when the Issuer is prohibited from purchasing the Notes, the Issuer could seek the consent of its lenders to permit the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, the Issuer will remain prohibited from purchasing the Notes. In such case, the Issuer's failure to purchase tendered Notes would constitute an Event of Default under the Indenture.

        The provisions under the Indenture relative to the Issuer's obligation to make an offer to repurchase the Notes as a result of an Asset Sale may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

  Selection and Notice

        If the Issuer is redeeming less than all of the Notes issued by it at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed, (b) on a pro rata basis to the extent practicable or (c) by lot or such other similar method in accordance with the procedures of DTC.

        Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or Redemption Date to each Holder of Notes at such Holder's registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

        The Issuer will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the Redemption Date, interest ceases to accrue on Notes or portions thereof called for redemption.

Certain Covenants

  Limitation on Restricted Payments

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

  (I)
  declare or pay any dividend or make any payment or distribution on account of the Issuer's or any of its Restricted Subsidiaries' Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation, other than:

  (a)
  dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or

    (b)
    dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities; provided, however that fees or royalty payments received from a non-Wholly-Owned Subsidiary by the Issuer or by any Restricted Subsidiary shall also be deemed to be dividends or distributions to the extent that the third-party minority owners of such non-Wholly-Owned Subsidiary have a right to receive (and do receive) a payment, in the form of a dividend or distribution, that is not greater than the amount that would be proportional to the fee or royalty payment paid to the Issuer or any Restricted Subsidiaries, based on their respective ownership interests of the third-party minority owners and the Issuer or any Restricted Subsidiaries (whether direct or indirect) in such non-Wholly-Owned Subsidiary;

  (II)
  purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer, including in connection with any merger or consolidation;

  (III)
  make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

  (a)
  Indebtedness permitted under clauses (8) and (9) of the second paragraph of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;" or

  (b)
  the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition;

  (IV)
  make any Restricted Investment;

(all such payments and other actions set forth in clauses (I) through (IV) above (other than any exception thereto) being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

  (1)
  no Default shall have occurred and be continuing or would occur as a consequence thereof;

  (2)
  immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;" and

  (3)
  such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (7) and (11) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

  (a)
  50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) beginning on the Issue Date, to the end of the Issuer's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

    (b)
    100% of the aggregate net cash proceeds and the Fair Market Value of marketable securities or other property received by the Issuer since immediately after the Issue Date from the issue or sale of:

    (i)
    (A) Equity Interests of the Issuer, excluding cash proceeds and the Fair Market Value of marketable securities or other property received from the sale of Equity Interests to members of management, directors or consultants of the Issuer, any direct or indirect parent company of the Issuer and the Issuer's Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

    (B) to the extent such net cash proceeds are actually contributed to the Issuer, Equity Interests of the Issuer's direct or indirect parent companies (excluding contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

    (ii)
    debt securities of the Issuer that have been converted into or exchanged for such Equity Interests of the Issuer;

      provided, however, that this clause (b) shall not include the proceeds from (w) Equity Interests of the Issuer or convertible debt securities of the Issuer sold to a Restricted Subsidiary, as the case may be, (x) Disqualified Stock or debt securities that have been converted into Disqualified Stock, (y) transactions whose proceeds were used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (13)(a) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," solely to the extent of such usage or (z) Excluded Contributions; plus

    (c)
    100% of the aggregate amount of cash and the Fair Market Value of marketable securities or other property contributed to the capital of the Issuer following the Issue Date (other than net cash proceeds to the extent such net cash proceeds (i) have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (13)(a) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," (ii) are contributed by a Restricted Subsidiary) or (iii) constitute Excluded Contributions; plus

    (d)
    to the extent not already included in Consolidated Net Income, 100% of the aggregate amount received in cash and the Fair Market Value of marketable securities or other property received by means of:

    (i)
    the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Issuer or its Restricted Subsidiaries, in each case after the Issue Date; or

    (ii)
    the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary or a dividend from an Unrestricted Subsidiary after the Issue Date; plus

    (e)
    in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Issue Date, the Fair Market Value of the Investment in such Unrestricted Subsidiary at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than to the extent such Investment constituted a Permitted Investment.

        The foregoing provisions will not prohibit:

  (1)
  the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

  (2)
  the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer) of, Equity Interests of the Issuer (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Issuer; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clauses (3)(b) and (c) of the preceding paragraph;

  (3)
  the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Issuer or a Guarantor made in exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor, as the case may be, which is incurred in compliance with "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," so long as:

  (a)
  the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

  (b)
  such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

  (c)
  such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

  (d)
  such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

  (4)
  a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any of its direct or indirect parent companies held by any present or former founder, employee, director or consultant of the Issuer or any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, including any Equity Interests rolled over by management of the Issuer or any of its direct or indirect parent companies in connection with the Merger; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $15.0 million (which shall increase to $30.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent entity of the Issuer) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $60.0 million in any calendar year (which shall increase to $120.0 million subsequent to the consummation of an underwritten public Equity

    Offering by the Issuer or any direct or indirect parent corporation of the Issuer)); provided further that such amount in any calendar year may be increased by an amount not to exceed:

    (a)
    the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Equity Interests of any of the Issuer's direct or indirect parent companies, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

    (b)
    the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Issue Date to the extent the cash proceeds of such key man life insurance policies have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; less

    (c)
    the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

    and provided further that cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from members of management, directors, employees or consultants of the Issuer, any of the Issuer's direct or indirect parent companies or any of the Issuer's Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

  (5)
  the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries or any class or series of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" to the extent such dividends are included in the definition of "Fixed Charges;"

  (6)
  repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such stock options or warrants;

  (7)
  the declaration and payment of dividends on the Issuer's common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity's common stock), following consummation of the first public offering of the Issuer's common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer's common stock registered on Form S-8 and any other public sale constituting an Excluded Contribution; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clauses (3)(b) and (c) of the preceding paragraph;

  (8)
  other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (8) that at that time are outstanding not to exceed $150.0 million;

  (9)
  distributions or payment of Securitization Fees;

  (10)
  Restricted Payments in an amount that does not exceed the amount of Excluded Contributions made since the Issue Date;

  (11)
  the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under the captions "—Repurchase at the Option of Holders—Change of Control" and "—Repurchase at the Option of Holders—Asset Sales"; provided that all Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

  (12)
  the declaration and payment of dividends by the Issuer to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent companies to pay, in each case without duplication,

  (a)
  franchise and excise taxes and other fees, taxes and expenses required to maintain their corporate existence;

  (b)
  foreign, federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Issuer and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) would be required to pay in respect of foreign, federal, state and local income taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

  (c)
  customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

  (d)
  general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries; and

  (e)
  fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering of such parent entity; and

  (13)
  the declaration and payment of dividends by the Issuer to any direct or indirect parent of the Issuer to enable such direct or indirect parent of the Issuer to make any Investment in any Affiliate of the Issuer that is controlled by such direct or indirect parent of the Issuer; provided that (x) such dividend shall be made substantially concurrently with the closing of such Investment and (y) the aggregate amount of dividends paid pursuant to this clause (13) shall not exceed $25.0 million;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clause (8), no Default shall have occurred and be continuing or would occur as a consequence thereof.

        The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the next to last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investments." Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (8) of the second paragraph of this covenant, or pursuant to the definition of "Permitted Investments," and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

  Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, "incur" and collectively, an "incurrence") with respect to any Indebtedness (including Acquired Indebtedness), and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Issuer and its Restricted Subsidiaries' most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

        The limitations in the paragraph above will not apply to (collectively, "Permitted Debt"):

  (1)
  the incurrence of Indebtedness under Credit Facilities by the Issuer or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $1,785.0 million outstanding at any one time;

  (2)
  the incurrence by the Issuer and any Guarantor of Indebtedness represented by the Notes and the Guarantees issued on the Issue Date and the Exchange Notes and related guarantees of the Exchange Notes to be issued pursuant to the Registration Rights Agreements in exchange for the Notes and the Guarantees issued on the Issue Date.

  (3)
  [reserved].

  (4)
  Indebtedness of the Issuer and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1), (2) and (3) of this paragraph);

  (5)
  Indebtedness consisting of Capitalized Lease Obligations and Purchase Money Obligations in an aggregate principal amount outstanding at the date of such incurrence, including all Refinancing Indebtedness incurred to refund or refinance any Indebtedness pursuant to this clause (5), not to exceed $300.0 million; provided, however, that such Indebtedness exists at the date of such purchase, lease or improvement, or is created within 270 days thereafter;

  (6)
  Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit in respect of (a) workers' compensation or employee health claims, or other Indebtedness with respect to reimbursement-type obligations regarding workers' compensation or employee health claims or (b) regulatory or governmental requirements; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

  (7)
  Indebtedness arising from agreements of the Issuer or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that such Indebtedness is not reflected on the balance sheet of the Issuer, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (7));

  (8)
  Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (8);

  (9)
  Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Guarantor issues such Indebtedness to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (9);

  (10)
  shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause (10);

  (11)
  Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred pursuant to "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," exchange rate risk or commodity pricing risk;

  (12)
  obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

  (13)
  (a) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary equal to 200.0% of the net cash proceeds received by the Issuer since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case, other than Excluded Contributions or proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of "—Limitation on Restricted Payments" to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of "—Limitation on Restricted Payments" or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of the Issuer and Indebtedness,

    Disqualified Stock or Preferred Stock of any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (13)(b), does not at any one time outstanding exceed $100.0 million;

  (14)
  the incurrence or issuance by the Issuer or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary incurred as permitted under the first paragraph of this covenant and clauses (2), (3), (4), (5) and (13)(a) above, this clause (14) and clause (15) below, including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the "Refinancing Indebtedness") prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

  (a)
  has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

  (b)
  to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

  (c)
  shall not include Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Guarantor;

    and provided further that subclause (a) of this clause (14) will not apply to any refunding or refinancing of any Indebtedness outstanding under a Credit Facility;

  (15)
  Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or a Restricted Subsidiary incurred to finance an acquisition of any Person or assets or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition or merger, either:

  (a)
  the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant, or

  (b)
  the Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries is greater than immediately prior to such acquisition or merger;

  (16)
  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within two Business Days of its incurrence;

  (17)
  (a) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other Obligations of any Restricted Subsidiary, so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or (b) any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer permitted to be incurred under the terms of the Indenture; provided that such guarantee is incurred in accordance with the covenant described below under "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries;"

  (18)
  Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries of the Issuer; provided that after giving pro forma effect to such incurrence or issuance, the Consolidated Secured and Foreign Debt Ratio is not greater than 4.25 to 1.0;

  (19)
  Indebtedness, Disqualified Stock or Preferred Stock of (x) a Foreign Subsidiary incurred or issued to finance an acquisition of any Person or assets or (y) Persons that are acquired by a Foreign Subsidiary or merged into a Foreign Subsidiary in accordance with the terms of the Indenture in each case in a principal amount not to exceed 2.0 multiplied by the EBITDA for the most recent four quarter period relating to such Person or assets;

  (20)
  Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary incurred to finance or assumed in connection with an acquisition in a principal amount not to exceed $75.0 million in the aggregate at any one time outstanding together with all other Indebtedness, Disqualified Stock and/or Preferred Stock issued under this clause (20) (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (20) shall cease to be deemed incurred or outstanding for purposes of this clause (20) but shall be deemed incurred pursuant to the first paragraph of this covenant from and after the first date on which such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (20));

  (21)
  Indebtedness consisting of Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (4) of the second paragraph under the caption "—Limitation on Restricted Payments" up to an aggregate principal amount of $15.0 million outstanding at any one time;

  (22)
  customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

  (23)
  Indebtedness owed on a short-term basis of no longer than 30 days to banks and other financial institutions incurred in the ordinary course of business of the Issuer or any of its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of the Issuer and the Restricted Subsidiaries; and

  (24)
  Indebtedness of the Issuer or any Restricted Subsidiary (A) which is the result of any sale leaseback transaction failing to meet the qualifications set forth in ASC 840 such that the Issuer or such Restricted Subsidiary is required to reflect a financing obligation on its financial statements in accordance with GAAP, provided that such failed sale leaseback was permitted to be incurred hereunder; provided, further, that the Net Proceeds received in respect of such failed sale leaseback shall continue to be subject to the terms of Asset Sale Offer, if applicable, (B) which is the result of a built-to-suit lease failing to meet the qualifications set forth in ASC 840 such that the Issuer or such Restricted Subsidiary is required to reflect a financing obligation on its financial statements in accordance with GAAP, provided that in no event shall the aggregate principal amount of Indebtedness permitted by this clause (24)(B) outstanding at any time exceed $150.0 million, (C) which is a result of any operating lease becoming a Capitalized Lease Obligation as a result of any changes in GAAP after the Issue

    Date, or (D) which is a result of an operating lease becoming a Capitalized Lease Obligation as a result of any renewal or extension thereof.

        Notwithstanding the foregoing provisions of this covenant, the Issuer will not permit any Foreign Subsidiary or any non-Guarantor Restricted Subsidiary to incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock or Preferred Stock, if at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured and Foreign Debt Ratio would be greater than 4.25 to 1.0; provided that (a) a Foreign Subsidiary or a non-Guarantor Restricted Subsidiary may still incur Indebtedness to the extent that it is permitted to do so pursuant to clauses (4), (6), (7), (9), (11), (12), (16), (19), (22), (23) or (24), together with any Refinancing Indebtedness related to the foregoing (to the extent any such Indebtedness being refinanced or refunded is Indebtedness of a Foreign Subsidiary or a non-Guarantor Restricted Subsidiary), (b) a Foreign Subsidiary or a non-Guarantor Restricted Subsidiary may still incur Indebtedness in an aggregate principal amount not to exceed $25.0 million to the extent that it is permitted to do so pursuant to clause (5), together with any Refinancing Indebtedness related to the foregoing (to the extent any such Indebtedness being refinanced or refunded is Indebtedness of a Foreign Subsidiary or a non-Guarantor Restricted Subsidiary), (c) a Foreign Subsidiary or a non-Guarantor Restricted Subsidiary may still incur Indebtedness in an aggregate principal amount not to exceed $5.0 million to the extent that it is permitted to do so pursuant to clause (17), together with any Refinancing Indebtedness related to the foregoing (to the extent any such Indebtedness being refinanced or refunded is Indebtedness of a Foreign Subsidiary or a non-Guarantor Restricted Subsidiary), and (d) ICE may still incur Indebtedness in an aggregate principal amount not to exceed $150.0 million to the extent that it is permitted to do so pursuant to clause (1), in each case even if the Consolidated Secured and Foreign Debt Ratio is greater than 4.25 to 1.0.

        For purposes of determining compliance with this covenant:

  (1)
  in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of Permitted Debt, Disqualified Stock or Preferred Stock described in clauses (1) through (24) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant or in one of the above clauses; provided that all Indebtedness outstanding under the Senior Credit Facilities on the Issue Date will be treated as incurred under clause (1) of the preceding paragraph; and

  (2)
  at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above and may reclassify from time to time.

        Accrual of interest, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest in the form of additional Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

        For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced plus the amount of any reasonable premium (including reasonable tender premiums), defeasance, costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness.

        The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

        The Indenture provides that, notwithstanding anything to the contrary, the Issuer will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor's Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer or such Guarantor, as the case may be; provided that this sentence shall not apply to Indebtedness incurred under clause (1) of the second paragraph of this covenant.

        The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

        The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related guarantee, on any asset or property of the Issuer or any Guarantor now owned or hereafter acquired, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

  (1)
  in the case of Liens securing Subordinated Indebtedness, the Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

  (2)
  in all other cases, the Notes or the Guarantees are equally and ratably secured or are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens;

except that the foregoing shall not apply to (a) Liens securing Indebtedness permitted to be incurred under Credit Facilities, including any letters of credit relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," (b) Liens securing Indebtedness permitted to be incurred pursuant to the first paragraph of the covenant described above under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" in an aggregate principal amount not to exceed $350.0 million at any one time and (c) Liens incurred to secure Obligations in respect of any Indebtedness permitted to be incurred pursuant to the covenant described above under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; provided that, with respect to Liens securing Obligations permitted under this subclause (c), at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured and Foreign Debt Ratio would be no greater than 4.25 to 1.0. Any Lien which is granted to secure the Notes under this covenant shall be discharged at the same time as the discharge of the Lien (other than through the exercise of remedies with respect thereto) that gave rise to the obligation to so secure the Notes.

  Merger, Consolidation or Sale of All or Substantially All Assets

        The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

  (1)
  the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the jurisdiction of organization of the Issuer or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the "Successor Company");

  (2)
  the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Notes, the Indenture and the Registration Rights Agreements pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

  (3)
  immediately after such transaction, no Default exists;

  (4)
  immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

  (a)
  the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," or

  (b)
  the Fixed Charge Coverage Ratio for the Successor Company, the Issuer and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

  (5)
  each Guarantor, unless it is the other party to the transactions described above, in which case clause (b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Successor Company's obligations under the Indenture, the Notes and the Registration Rights Agreements; and

  (6)
  the Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

        The Successor Company will succeed to, and be substituted for the Issuer, as the case may be, under the Indenture, the Guarantees and the Notes, as applicable. Notwithstanding the foregoing clauses (3) and (4),

  (1)
  any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Issuer, and

  (2)
  the Issuer may merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Issuer in the United States or any state thereof, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

        Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, no Guarantor will, and the Issuer will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Issuer or Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

  (1)
  (a) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the "Successor Person");

  (b)
  the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture, such Guarantor's related Guarantee and the Registration Rights Agreements pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

  (c)
  immediately after such transaction, no Default exists; and

  (d)
  the Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

  (2)
  the transaction is made in compliance with the covenant described under "—Repurchase at the Option of Holders—Asset Sales."

        Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor's Guarantee. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its properties and assets to another Guarantor or the Issuer, (ii) merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (iii) convert into a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor.

Transactions with Affiliates

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an "Affiliate Transaction") involving aggregate payments or consideration in excess of $5.0 million, unless:

  (1)
  such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm's-length basis; and

  (2)
  the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $25.0 million, a resolution adopted by the majority of the board of directors of the Issuer approving such Affiliate Transaction and set forth in an Officer's Certificate certifying that such Affiliate Transaction complies with clause (1) above.

        The foregoing provisions will not apply to the following:

  (1)
  transactions between or among the Issuer or any of its Restricted Subsidiaries;

  (2)
  Restricted Payments permitted by the provisions of the Indenture described above under the covenant "—Limitation on Restricted Payments" and the definition of "Permitted Investments;"

  (3)
  the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors in an amount not to exceed $3.0 million in any fiscal year;

  (4)
  the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, current and former officers, directors, employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

  (5)
  transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been reasonably obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm's-length basis;

  (6)
  any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date in the reasonable determination of the Issuer);

  (7)
  the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise materially disadvantageous to the Holders when taken as a whole in the reasonable determination of the Issuer;

  (8)
  the payment on the Issue Date of all fees and expenses related to the issuance of the Notes;

  (9)
  transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

  (10)
  the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Permitted Holder or to any director, officer, employee or consultant;

  (11)
  sales of accounts receivable or participations therein, in connection with any Permitted Securitization Transaction;

  (12)
  payments by the Issuer or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the board of directors of the Issuer in good faith;

  (13)
  payments or loans (or cancellation of loans) to employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Issuer in good faith;

  (14)
  investments by the Investors in securities of the Issuer or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5.0% of the proposed or outstanding issue amount of such class of securities;

  (15)
  payments to or from, and transactions with, any joint ventures in the ordinary course of business; and

  (16)
  payments by the Issuer (and any direct or indirect parent thereof) and its Subsidiaries pursuant to tax sharing agreements among the Issuer (and any such parent) and its Subsidiaries on customary terms to the extent such taxes are attributable to the ownership or operation of the Issuer and its Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent of amounts received from Unrestricted Subsidiaries) would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity.

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Issuer will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such non-Guarantor Restricted Subsidiary to:

  (I)
  (a) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

  (b)
  pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

  (II)
  make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

  (III)
  sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

  (1)
  contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities and the related documentation;

  (2)
  the Indenture, the Notes and the Guarantees;

  (3)
  purchase money obligations and Capital Lease Obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (III) above on the property so acquired;

  (4)
  applicable law or any applicable rule, regulation or order;

  (5)
  any agreement or other instrument of a Person acquired by the Issuer or any Restricted Subsidiary in existence at the time of such acquisition (but not created in connection therewith or in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

  (6)
  contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

  (7)
  Secured Indebtedness that limits the right of the debtor to dispose of the assets securing such Indebtedness that is otherwise permitted to be incurred pursuant to the covenants described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Liens;"

  (8)
  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

  (9)
  other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;"

  (10)
  customary provisions in joint venture agreements and other agreements or arrangements relating solely to such joint venture;

  (11)
  customary provisions contained in leases or licenses of intellectual property and other agreements, in each case entered into in the ordinary course of business;

  (12)
  any encumbrances or restrictions of the type referred to in clauses (I), (II) and (III) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (11) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, not materially more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

  (13)
  restrictions created in connection with any Permitted Securitization Transaction that, in the good faith determination of the Issuer, are necessary or advisable to effect the transactions contemplated under such Permitted Securitization Transaction.

  Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

        The Issuer will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of the Issuer or any Guarantor), other than a Guarantor, a Foreign Subsidiary or a Securitization Subsidiary, to guarantee the payment of any Indebtedness of the Issuer or any other Guarantor unless:

  (1)
  such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer or any Guarantor:

  (a)
  if the Notes or such Guarantor's Guarantee are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary's guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness; and

  (b)
  if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor's Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes; and

  (2)
  such Restricted Subsidiary waives, and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee;

provided that this covenant shall not be applicable to (i) any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary and (ii) guarantees of any Permitted Securitization Transaction by any Securitization Subsidiary.

Reports and Other Information

        The Indenture requires the Issuer to file with the SEC (and make available to the Trustee and Holders of the Notes (without exhibits), without cost to any Holder, within 15 days after the Issuer files with the SEC) from and after the Issue Date,

  (1)
  within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

  (2)
  within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all information that would be required to be contained in Form 10-Q, or any successor or comparable form;

  (3)
  promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

  (4)
  any other information, documents and other reports which the Issuer would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case in a manner that complies in all material respects with the requirements specified in such form; provided that the Issuer shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuer shall make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders of the Notes, in each case within 15 days after the time the Issuer would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Issuer will agree that, for so long as any Notes are outstanding, it will furnish or otherwise make available to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        In the event that any direct or indirect parent company of the Issuer becomes a Guarantor of the Notes, the Indenture permits the Issuer to satisfy its obligations under this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Issuer and its Restricted Subsidiaries on a standalone basis, on the other hand.

        Notwithstanding the foregoing, the requirements of this covenant shall be deemed satisfied prior to the effectiveness of an Exchange Registration Statement or Shelf Registration Statement (each as defined in the Registration Rights Agreements) (1) by the filing with the SEC of an Exchange Registration Statement or Shelf Registration Statement (or any other similar registration statement), and any amendments thereto, with financial information that satisfies Regulation S-X, to the extent filed within the times specified above, or (2) by posting (in the manner specified in the next succeeding sentence), or providing to the Trustee, in each case within 15 days after the time the Issuer would be required to file such information with the SEC if the Issuer were subject to Section 13 or 15(d) of the Exchange Act, the consolidated financial statements of the Issuer for such period prepared in accordance with GAAP, together with (i) a "Management's Discussion and Analysis of Financial Condition and Results of Operations" with respect to such financial statements substantially similar to that which would be included in the applicable SEC report (if the Issuer were required to prepare and file such form) and (ii) in the case of the annual consolidated financial statements of the Issuer, a report thereon by the Issuer's independent auditors; provided that the Issuer shall not be required to include (a) any consolidating financial information with respect to the Issuer, any Guarantor or any other affiliate of the Issuer, or any separate financial statements or information for the Issuer, any Guarantor or any other affiliate of the Issuer, (b) any adjustment that would be required by any SEC rule, regulation or interpretation, including but not limited to any "push down" accounting adjustment or (c) any business unit reporting different from the segment reporting presented by the Issuer in this prospectus. To the extent that the Issuer shall elect to post the information referenced in clause (2) above, the Issuer shall post such information on either (i) a public website as may be then maintained by the Issuer or (ii) a website (which may be nonpublic) to which access is given to Holders, prospective investors in the Notes that are "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act and certify their status as such to the reasonable satisfaction of the Issuer, and securities analysts and market-making financial institutions reasonably satisfactory to the Issuer. If the Issuer determines in good faith that it cannot make such information available in the manner described in the preceding sentence after the use of all commercially reasonable efforts, the Issuer shall instead furnish such information to the Trustee and Holders of the Notes. The Trustee shall have no liability or responsibility for the filing or content of any report required hereunder or for confirming such filing has occurred.

        Until the effectiveness of an Exchange Registration Statement or Shelf Registration Statement (each as defined in the Registration Rights Agreements), the Issuer will hold a teleconference with the Holders of Notes once during each fiscal quarter. The Issuer will notify the Holders of the Notes at least five business days prior to the date of any teleconference required to be held in accordance with this paragraph, of the time and date of such teleconference and including all information necessary to access such teleconference or directing Holders of Notes to contact the appropriate person at the Issuer to obtain such information with a copy of such notice to be provided to the Trustee.

        Notwithstanding anything herein to the contrary, the Issuer will not be deemed to have failed to comply with any of its agreements set forth under this covenant for purposes of clause (3) under "Events of Default and Remedies" until 120 days after the date any report is required to be filed with the SEC (or posted on the Issuer's website or provided to the Trustee) pursuant to this covenant.

Events of Default and Remedies

        The Indenture provides that each of the following is an "Event of Default:"

  (1)
  default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

  (2)
  default for 30 days or more in the payment when due of interest or Special Interest, if any, on or with respect to the Notes;

  (3)
  failure by the Issuer or any of its Restricted Subsidiaries for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 30% in principal amount of the Notes then outstanding under the Indenture to comply with any of their respective obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Notes;

  (4)
  default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

  (a)
  such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

  (b)
  the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $40.0 million or more at any one time outstanding;

  (5)
  failure by the Issuer or any Significant Subsidiary (or group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $40.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

  (6)
  certain events of bankruptcy or insolvency with respect to the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary (or group of Restricted Subsidiaries that together would constitute a Significant Subsidiary); or

  (7)
  the Guarantee of any Significant Subsidiary (or group of Guarantors that together would constitute a Significant Subsidiary) shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant

    Subsidiary (or group of Guarantors that together would constitute a Significant Subsidiary), as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

        If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the Notes then outstanding under the Indenture may declare the principal, premium, if any, interest and any other monetary obligations on all the Notes then outstanding under the Indenture to be due and payable immediately.

        Upon the effectiveness of such declaration, such principal premium, if any, and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Notes.

        The Indenture provides that the Holders of a majority in aggregate principal amount of the Notes then outstanding under the Indenture by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of the principal of, premium, if any, Special Interest, if any, or interest on any Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

  (1)
  the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

  (2)
  the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

  (3)
  the default that is the basis for such Event of Default has been cured.

        Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee indemnity or security reasonably acceptable to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

  (1)
  such Holder has previously given the Trustee notice that an Event of Default is continuing;

  (2)
  Holders of at least 30% in principal amount of the then outstanding Notes have requested the Trustee to pursue the remedy;

  (3)
  Holders of the Notes have offered the Trustee security or indemnity reasonably acceptable to it against any loss, liability or expense;

  (4)
  the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

  (5)
  Holders of a majority in principal amount of the then outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

        Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the total outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of Notes or that would involve the Trustee in personal liability.

        The Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default and the action the Issuer is taking with respect thereto.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No past, present or future director, officer, employee, incorporator, stockholder, member or limited partner of the Issuer or any Guarantor or any of their parent companies (other than the Issuer and the Guarantors) shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting the Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

        The obligations of the Issuer and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes issued under the Indenture. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Notes issued under the Indenture and have the Issuer's and each Guarantor's obligation discharged with respect to its Guarantee ("Legal Defeasance") and cure all then existing Events of Default except for:

  (1)
  the rights of Holders of Notes issued under the Indenture to receive payments in respect of the principal of, premium, if any, interest, and Special Interest, if any, on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

  (2)
  the Issuer's obligations with respect to Notes concerning issuing temporary notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  (3)
  the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer's obligations in connection therewith; and

  (4)
  the Legal Defeasance provisions of the Indenture.

        In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

  (1)
  the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes issued under the Indenture on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, interest, or Special Interest, if any, on such Notes, and the Issuer must specify whether such Notes are being defeased to maturity or to a particular redemption date;

  (2)
  in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

  (a)
  the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

  (b)
  since the original issuance of the Notes, there has been a change in the applicable U.S. federal income tax law,

    in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (3)
  in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (4)
  no Default (other than that resulting from borrowing funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

  (5)
  such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from any borrowing of funds to be applied to make such deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

  (6)
  the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

  (7)
  the Issuer shall have delivered to the Trustee an Officer's Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

  (8)
  the Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when either:

  (1)
  all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

  (2)
  (a) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest and Special Interest, if any, to the date of maturity or redemption, as the case may be;

  (b)
  no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit, and such deposit will not result in a breach or violation of, or constitute a default under, the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

  (c)
  the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

  (d)
  the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

        In addition, the Issuer must deliver an Officer's Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee, and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes (including Additional Notes, if any) then outstanding voting as a single class, including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing Default (other than a Default in the payment of the principal of, premium and Special Interest, if any, or interest on the Notes, except a payment default resulting from an acceleration that has been rescinded) or Event of Default or compliance with any provision of the Indenture, the Notes issued thereunder, any Guarantee may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes voting as a single class, other than Notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes).

        The Indenture provides that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

  (1)
  reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

  (2)
  reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders" to the extent that any such amendment or waiver does not have the effect of reducing the principal or changing the fixed final maturity of any such Note or altering or waiving the provisions with respect to the redemption of such Notes);

  (3)
  reduce the applicable rate of or change the applicable time for payment of interest on any Note;

  (4)
  waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

  (5)
  make any Note payable in currency other than that stated therein;

  (6)
  make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;

  (7)
  make any change in these amendment and waiver provisions;

  (8)
  impair the right of any Holder to receive payment of principal of, or interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes;

  (9)
  make any change to the ranking provisions of the Indenture or the Notes that would adversely affect the Holders; or

  (10)
  except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) in any manner adverse to the Holders of the Notes.

        Notwithstanding the foregoing, the Issuer, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture, any Guarantee or Notes without the consent of any Holder;

  (1)
  to cure any ambiguity, omission, mistake, defect or inconsistency;

  (2)
  to provide for uncertificated Notes of such series in addition to or in place of certificated Notes;

  (3)
  to provide for the assumption of the Issuer's or any Guarantor's obligations to the Holders of Notes by a successor to the Issuer or such Guarantor pursuant to the covenant described under "—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets;"

  (4)
  to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any Holder;

  (5)
  to surrender any right or power conferred upon the Issuer or any Guarantor;

  (6)
  to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

  (7)
  to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

  (8)
  to provide for the issuance of Exchange Notes or private exchange notes, which are identical to Exchange Notes except that they are not freely transferable;

  (9)
  to add a Guarantor under the Indenture;

  (10)
  to conform the text of the Indenture, Guarantees or the Notes to any provision of this "Description of Notes" to the extent that such provision in this "Description of Notes" was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Notes as certified in an Officer's Certificate delivered to the Trustee; or

  (11)
  to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law as supported by an Opinion of Counsel and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes as certified in an Officer's Certificate delivered to the Trustee.

        The consent of the Holders will not be necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

        Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

        The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days or resign.

        The Indenture provides that the Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

        The Indenture, the Notes and any Guarantee are and will be governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term "consolidated" with respect to any Person refers to such Person on a consolidated basis in accordance with GAAP, but excluding from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

        "Acquired Indebtedness" means, with respect to any specified Person,

  (1)
  Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

  (2)
  Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "Applicable Premium" means, with respect to any Note on any Redemption Date, the greater of:

  (1)
  1.0% of the principal amount of such Note; and

  (2)
  the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at September 1, 2015 (such redemption price being set forth in the tables appearing above under the caption "Optional Redemption"), plus (ii) all required interest payments due on such Note through September 1, 2015 (excluding accrued but unpaid interest to the applicable Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note.

        "Asset Sale" means:

  (1)
  the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Issuer or any of its Restricted Subsidiaries (each referred to in this definition as a "disposition"); or

  (2)
  the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock");

in each case, other than:

  (a)
  any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

  (b)
  the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under "—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the Indenture in compliance with the provisions described above under "—Repurchase at the Option of Holders—Change of Control;"

  (c)
  the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under "—Certain Covenants—Limitation on Restricted Payments;"

  (d)
  any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate Fair Market Value of less than $25.0 million;

  (e)
  any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Issuer to the Issuer or by the Issuer or a Restricted Subsidiary of the Issuer to another Restricted Subsidiary of the Issuer;

  (f)
  to the extent allowable under Section 1031 of the Code or any comparable or successor provision, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

  (g)
  the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

  (h)
  any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

  (i)
  foreclosures, condemnation or any similar action on assets;

  (j)
  sales of accounts receivable, or participations therein, in connection with any Permitted Securitization Transaction;

  (k)
  any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture;

  (l)
  the sale or discount of inventory, accounts receivable or notes receivable in the ordinary course of business or the conversion of accounts receivable to notes receivable;

  (m)
  the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business;

  (n)
  any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business;

  (o)
  the unwinding of any Hedging Obligations; and

  (p)
  sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements.

        "Asset Sale Offer" has the meaning set forth in the fourth paragraph under "—Repurchase at the Option of Holders—Asset Sales."

        "Bankruptcy Code" means Title 11 of the United States Code, as amended.

        "Bankruptcy Law" means the Bankruptcy Code and any similar federal, state or foreign law for the relief of debtors.

        "Business Day" means each day that is not a Legal Holiday.

        "Capital Stock" means:

  (1)
  in the case of a corporation, corporate stock;

  (2)
  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

  (3)
  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

  (4)
  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP.

        "Cash Equivalents" means:

  (1)
  United States dollars;

  (2)
  pounds, sterling, euros or any national currency of any participating member state of the EMU or such local currencies held by the Issuer and its Restricted Subsidiaries from time to time in the ordinary course of business;

  (3)
  securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government (or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of the U.S. government) with maturities of 24 months or less from the date of acquisition;

  (4)
  certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic or foreign commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

  (5)
  repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

  (6)
  commercial paper rated at least P-1 by Moody's or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

  (7)
  marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody's or S&P, respectively (or, if at any time neither Moody's nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

  (8)
  readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody's or S&P with maturities of 24 months or less from the date of acquisition;

  (9)
  Indebtedness or Preferred Stock issued by Persons with a rating of "A" or higher from S&P or "A2" or higher from Moody's with maturities of 24 months or less from the date of acquisition;

  (10)
  Investments with average maturities of 24 months or less from the date of acquisition in money market funds rated AAA– (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody's; and

  (11)
  investment funds investing at least 95% of their assets in currency or securities of the types described in clauses (1) through (10) above.

        Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above; provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

        "Change of Control" means the occurrence of any of the following:

  (1)
  the direct or indirect sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

  (2)
  the consummation of any transaction, the result of which is that any person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision), other than the Permitted Holders, is or becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, of 50% or more of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies holding, individually or in the aggregate, directly or indirectly, 100% of the total voting power of the Voting Stock of the Issuer.

        "Code" means the Internal Revenue Code of 1986, as amended, or any successor thereto.

        "Consolidated Depreciation and Amortization Expense" means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, and deferred costs incurred in connection with program development, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of:

  (1)
  consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers' acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (r) accretion or accrual of discounted liabilities not constituting Indebtedness, (s) any expense resulting from the discounting of any Indebtedness in connection with the application of recapitalization accounting or, if applicable, purchase accounting, (t) any Special Interest, if any, and any comparable "additional interest" with respect to other securities, (u) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (v) any expensing of bridge, commitment and other financing fees, (w) expenses associated with minority interest put/call arrangements, (x) penalties and interest on unpaid taxes, (y) prepayment premiums and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Permitted Securitization Transaction; plus

  (2)
  consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

  (3)
  interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

  (1)
  any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses, severance, relocation costs, consolidation and closing costs, integration and facilities opening costs, business optimization costs, transition costs, restructuring costs and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded,

  (2)
  the cumulative effect of a change in accounting principles during such period shall be excluded,

  (3)
  any after-tax effect of income (loss) from disposed, abandoned or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded,

  (4)
  any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or abandonments other than in the ordinary course of business, as determined in good faith by the Issuer, shall be excluded,

  (5)
  the Net Income for such period of any Person that is an Unrestricted Subsidiary shall be excluded, and, solely for the purpose of determining the amount available for Restricted Payments under clause 3(a) of the first paragraph of "—Certain Covenants—Limitation on Restricted Payments," the Net Income for such period of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary in respect of such period, to the extent not already included therein,

  (6)
  solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of "—Certain Covenants—Limitation on Restricted Payments," the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter (or similar organizational document) or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary in respect of such period, to the extent not already included therein,

  (7)
  effects of adjustments (including the effects of such adjustments pushed down to the Issuer and its Restricted Subsidiaries) in the property, equipment, inventory, software and other intangible assets, deferred revenue, debt and other line items in such Person's consolidated financial statements pursuant to GAAP resulting from the application of recapitalization accounting or, if applicable, purchase accounting in relation to any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

  (8)
  any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

  (9)
  any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights, any income or loss relating to profit interests or deferred compensations plans entered into in connection with the Merger (including any income or loss relating to the profit interests incurred by any of the Issuer's direct or indirect parent companies that are pushed down to the Issuer), and any cash charges associated with the rollover, acceleration or payout of Equity Interests by management of the Issuer or any of its direct or indirect parent companies in connection with the Merger, shall be excluded,

  (10)
  changes as a result of adoption or modification of accounting policies, shall be excluded, and

  (11)
  to the extent covered by insurance and actually reimbursed, or, so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded.

        Notwithstanding the foregoing, for the purpose of the covenant described under "—Certain Covenants—Limitation on Restricted Payments" only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) of the first paragraph thereof.

        "Consolidated Secured and Foreign Debt Ratio" as of any date of determination, means the ratio of (1) (a) Consolidated Total Indebtedness of the Issuer and its Restricted Subsidiaries that is secured by Liens as of the end of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur plus (b) Consolidated Total Indebtedness of the Foreign Subsidiaries as of the end of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur plus (c) Consolidated Total Indebtedness of non-Guarantor Restricted Subsidiaries as of the end of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) the Issuer's EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of "Fixed Charge Coverage Ratio."

        "Consolidated Total Indebtedness" means, as of any date of determination, an amount equal to (A) the sum of (1) the aggregate amount of all outstanding Indebtedness of the Issuer and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments, in each case adjusted by any mark to market net gain or loss incurred after the Issue Date attributable to Hedging Obligations relating to currency fluctuations entered into in connection with the incurrence of such obligations and (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP minus (B) Unrestricted Cash. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Stock or Preferred Stock, such Fair Market Value will be determined pursuant to the Indenture. Notwithstanding anything to the contrary in the Indenture, for purposes of calculating Consolidated Total Indebtedness, Indebtedness of the Issuer's non-Wholly-Owned Subsidiaries shall be included only to the extent of the pro rata share (based on the Issuer's direct or indirect percentage of ownership interest in such Subsidiary) of such Indebtedness allocable to the Issuer. For purposes hereof, the aggregate amount of Indebtedness denominated in a foreign currency shall be calculated based upon the relevant currency exchange rate in effect on the date of determination.

        "Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

  (1)
  to purchase any such primary obligation or any property constituting direct or indirect security therefor,

  (2)
  to advance or supply funds:

  (a)
  for the purchase or payment of any such primary obligation, or

  (b)
  to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

  (3)
  to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

        "Credit Facilities" means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures, notes, debentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock") or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Non-cash Consideration" means the Fair Market Value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer's Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

        "Designated Preferred Stock" means Preferred Stock of the Issuer or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer's Certificate executed by the principal financial officer of the Issuer or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph under "—Certain Covenants—Limitation on Restricted Payments."

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is puttable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

        "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

  (1)
  increased (without duplication) by:

  (a)
  provision for taxes based on income or profits or capital gains, including, without limitation, foreign, federal, state, franchise and similar taxes and foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income in such period; plus

    (b)
    Fixed Charges of such Person for such period (including (x) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges), together with items excluded from the definition of "Consolidated Interest Expense" pursuant to clauses (1)(r) through (z) of the definition thereof, and, in each such case, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income in such period; plus

    (c)
    Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same was deducted (and not added back) in computing Consolidated Net Income in such period; plus

    (d)
    any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred under the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to any offering of the Notes and any Credit Facilities and (ii) any amendment or other modification of the Notes and any Credit Facilities, and, in each case, deducted (and not added back) in computing Consolidated Net Income in such period; plus

    (e)
    the amount of any restructuring charge deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities; plus

    (f)
    any other non-cash charges, including any write-offs or write-downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

    (g)
    the amount of any minority interest expense consisting of income attributable to minority equity interests of third parties deducted (and not added back) in such period in calculating Consolidated Net Income in such period; plus

    (h)
    the amount of management, monitoring, consulting and advisory fees (including termination fees) and related expenses accrued or (without duplication) paid in such period to the Investors to the extent otherwise permitted under clause (3) of the second paragraph of "—Certain Covenants—Transactions with Affiliates;" plus

    (i)
    the amount of net cost savings projected by the Issuer in good faith to be realized as a result of specified actions taken or determined to be taken (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (w) such cost savings are reasonably identifiable and factually supportable, (x) such actions have been taken or are to be taken within 12 months after the date of determination to take such action, (y) no cost savings shall be added pursuant to this clause (i) to the extent duplicative of any expenses or charges relating to such cost savings that are included in clause (e) above with respect to such period and (z) the aggregate amount of cost savings added pursuant to this clause (i) shall not exceed $15.0 million for any four consecutive quarter period (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of "Fixed Charge Coverage Ratio"); plus

    (j)
    any impairment charge or asset write-off, including, without limitation, impairment charges or asset write-offs related to intangible assets, long-lived assets or investments in debt and equity securities, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP; plus

    (k)
    any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction; plus

    (l)
    any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer as equity (other than Disqualified Stock) or net cash proceeds of an issuance of Equity Interests of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under "—Certain Covenants—Limitation on Restricted Payments;"

  (2)
  decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period; and

  (3)
  increased or decreased by (without duplication):

  (a)
  any net gain or loss resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133; plus or minus, as applicable,

  (b)
  any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from Hedging Obligations for currency exchange risk) or currency remeasurements of assets and liabilities determined in an entity's non-functional currency that would cause remeasurement gains or losses.

        "EMU" means the economic and monetary union in accordance with the Treaty of Rome 1957, as amended by the Single European Act 1986, the Maastricht Treaty of 1992 and the Amsterdam Treaty of 1998.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

        "Equity Offering" means any public or private sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

  (1)
  public offerings with respect to the Issuer's or any direct or indirect parent company's common stock registered on Form S-8; and

  (2)
  issuances to any Subsidiary of the Issuer; and

  (3)
  any such public or private sale that constitutes an Excluded Contribution.

        "euro" means the single currency of participating member states of the EMU.

        "Event of Default" has the meaning set forth under "—Events of Default and Remedies."

        "Excess Proceeds" has the meaning set forth in the fourth paragraph under "—Repurchase at the Option of Holders—Asset Sales."

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Exchange Notes" means any notes issued in exchange for the Notes pursuant to the Registration Rights Agreements or similar agreement.

        "Excluded Contribution" means net cash proceeds or the Fair Market Value of marketable securities or Qualified Proceeds received by the Issuer from:

  (1)
  contributions to its common equity capital, and

  (2)
  the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as an Excluded Contribution pursuant to an Officer's Certificate of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under "—Certain Covenants—Limitation on Restricted Payments."

        "Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller, determined in good faith by the Issuer; provided that "Issuer" shall be deemed to mean the board of directors of the Issuer when the Fair Market Value is equal to or in excess of $50.0 million (unless otherwise expressly stated); provided further that, for purposes of calculating Fair Market Value under clauses (3)(b) through (3)(e) of the first paragraph under "—Certain Covenants—Limitation on Restricted Payments" (including any related definitions) or the definition of "Permitted Investments," the board of directors' determination must be based upon an opinion or appraisal of an Independent Financial Advisor if the Fair Market Value exceeds $50.0 million and the Fair Market Value is not readily ascertainable.

        "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Fixed Charge Coverage Ratio Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred on the first day of the applicable four-quarter period.

        For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If, since the beginning of such period, any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred on the first day of the applicable four-quarter period.

        For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer on a basis consistent with Article 11 of Regulation S-X as interpreted by the staff of the SEC. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate or other rate shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

        "Fixed Charges" means, with respect to any Person for any period, the sum of:

  (1)
  Consolidated Interest Expense of such Person for such period;

  (2)
  all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

  (3)
  all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

        "Foreign Subsidiary" means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia and any Restricted Subsidiary of such Foreign Subsidiary.

        "GAAP" means generally accepted accounting principles in the United States, as in effect from time to time; provided, however, that if the Issuer notifies the Trustee that the Issuer requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Issue Date in GAAP or in the application thereof on the operation of such provision, regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn (regardless of whether or not any amendment is approved or made) or such provision amended in accordance herewith.

        "Government Securities" means securities that are:

  (1)
  direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

  (2)
  obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

        "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

        "Guarantee" means the guarantee by any Guarantor of the Issuer's Obligations under the Indenture and the Notes.

        "Guarantor" means each Restricted Subsidiary of the Issuer that Guarantees the Notes in accordance with the provisions of the Indenture and its successors and assigns, in each case, until the Guarantee of such Person has been released in accordance with the provisions of the Indenture.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies.

        "Holder" means a Person in whose name a Note is registered on the registrar's books.

        "ICE" means Iniciativas Culturales de España S.L., a Spanish limited liability company, and a Wholly-Owned Subsidiary of the Issuer.

        "Indebtedness" means, with respect to any Person, without duplication:

  (1)
  any indebtedness (including principal and premium) of such Person, whether or not contingent:

  (a)
  in respect of borrowed money;

  (b)
  evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof);

  (c)
  representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

    (d)
    representing any Hedging Obligations;

            if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP; provided that Indebtedness of any direct or indirect parent of the Issuer appearing upon the balance sheet of the Issuer solely by reason of push-down accounting under GAAP shall be excluded;

  (2)
  to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise on, the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

  (3)
  to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business, (b) any obligation associated with minority interest put/call arrangements or (c) in the case of any Securitization Subsidiary, all Permitted Securitization Transactions.

        "Independent Financial Advisor" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

        "insolvency or liquidation proceeding" means:

  (1)
  any case commenced by or against the Issuer or any Guarantor under any Bankruptcy Law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Issuer or any Guarantor, any receivership or assignment for the benefit of creditors relating to the Issuer or any Guarantor or any similar case or proceeding relative to the Issuer or any Guarantor or its creditors, as such, in each case whether or not voluntary;

  (2)
  any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Issuer or any Guarantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

  (3)
  any other proceeding of any type or nature in which substantially all claims of creditors of the Issuer or any Guarantor are determined and any payment or distribution is or may be made on account of such claims.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB– (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

        "Investment Grade Securities" means:

  (1)
  securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

  (2)
  debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

  (3)
  investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

  (4)
  corresponding instruments in countries other than the United States customarily utilized for high quality investments.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commissions, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "—Certain Covenants—Limitation on Restricted Payments:"

  (1)
  "Investments" shall include the portion (proportionate to the Issuer's equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to:

  (a)
  the Issuer's "Investment" in such Subsidiary at the time of such redesignation; less

  (b)
  the portion (proportionate to the Issuer's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

  (2)
  any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

        "Investors" means the Sponsor, the Management Investors and each other investor that provided a portion of the equity commitments on or before the Issue Date.

        "Issue Date" means July 25, 2012.

        "Issuer" has the meaning set forth in the first paragraph under "—General."

        "KKR" means each of Kohlberg Kravis Roberts & Co., L.P. and KKR Associates, L.P.

        "Legal Holiday" means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York. If a payment date is a legal holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a legal holiday, and no interest shall accrue on such payment for the intervening period.

        "Lien" means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

        "Management Investors" means the directors, management officers and employees of Laureate Education and its Subsidiaries on or before the Issue Date.

        "Merger" means the acquisition of all of the outstanding capital stock of Laureate Education, Inc., by a short-form merger that was completed on August 17, 2007, including the payment of the acquisition consideration in connection therewith, the equity investment by the Investors and members of management.

        "Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

        "Net Proceeds" means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of "—Repurchase at the Option of Holders—Asset Sales") to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

        "Obligations" means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), premium, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers' acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

        "Officer" means the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

        "Officer's Certificate" means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, that meets the requirements set forth in the Indenture.

        "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee that meets the requirements set forth in the Indenture. The counsel may be an employee of or counsel to the Issuer.

        "Permitted Asset Swap" means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received must be applied in accordance with the covenant described under "—Repurchase at the Option of Holders—Asset Sales."

        "Permitted Holders" means each of the Investors, members of management of the Issuer (or its direct or indirect parent) and any assignees of the equity commitments of the Investors on the Issue

Date who are holders of Equity Interests of the Issuer (or any of its direct or indirect parent companies) and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors, members of management and assignees of the equity commitments of the Investors, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies.

        "Permitted Investments" means:

  (1)
  any Investment in the Issuer or any of its Restricted Subsidiaries;

  (2)
  any Investment in cash and Cash Equivalents;

  (3)
  any Investment by the Issuer or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

  (a)
  such Person becomes a Restricted Subsidiary; or

  (b)
  such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

  (4)
  any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions described under "—Repurchase at the Option of Holders—Asset Sales" or any other disposition of assets not constituting an Asset Sale;

  (5)
  any Investment existing on the Issue Date, including any Investment existing on the Issue Date in any Unrestricted Subsidiary designated as such on the Issue Date;

  (6)
  any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

  (a)
  in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

  (b)
  as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

  (7)
  Hedging Obligations permitted under clause (11) of the second paragraph of the covenant described in "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;"

  (8)
  Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Issuer or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in "—Certain Covenants—Limitations on Restricted Payments;"

  (9)
  guarantees of Indebtedness permitted under the covenant described in "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;"

  (10)
  any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under "—Certain Covenants—Transactions with Affiliates" (except transactions described in clauses (2), (5), (9), (13) and (15) of such paragraph);

  (11)
  Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

  (12)
  additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (12) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed $200.0 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

  (13)
  Investments relating to a Securitization Subsidiary that, in the good faith determination of the Issuer, are necessary or advisable to effect any Permitted Securitization Transaction, as the case may be;

  (14)
  Investments arising from the creation, holding or sale of Student Loans made by any Restricted Subsidiary in the ordinary course of business, including, without limitation, the Investment arising from any guarantee by any Restricted Subsidiary of Student Loans offered pursuant to any student loan program offered to students of such Restricted Subsidiary;

  (15)
  advances to, or guarantees of Indebtedness of, employees not in excess of $15.0 million outstanding at any one time, in the aggregate;

  (16)
  loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person's purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof; and

  (17)
  Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons.

        "Permitted Liens" means, with respect to any Person:

  (1)
  pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

  (2)
  Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

  (3)
  Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

  (4)
  Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

  (5)
  minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

  (6)
  Liens securing Indebtedness permitted to be incurred pursuant to clauses (1), (5), (13)(b), (14), (18), (19) or (20) of the second paragraph under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;" provided that (a) Liens securing Indebtedness permitted to be incurred pursuant to clause (5) under of the second paragraph under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" extend only to the assets so financed, purchased, constructed or improved, (b) Liens securing Indebtedness permitted to be incurred pursuant to clause (14) relate only to Refinancing Indebtedness that serves to refund or refinance Indebtedness incurred under clause (5) or (13) of the second paragraph under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," (c) Liens securing Indebtedness permitted to be incurred pursuant to clause (18) of the second paragraph under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" extend only to the assets of Foreign Subsidiaries and (d) Liens securing Indebtedness permitted to be incurred pursuant to clauses (19) or (20) of the second paragraph under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" are solely on acquired property or the assets of the acquired entity, as the case may be;

  (7)
  Liens existing on the Issue Date (other than Liens in favor of the lenders under the Senior Credit Facilities);

  (8)
  Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

  (9)
  Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

  (10)
  Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;"

  (11)
  Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

  (12)
  Liens on specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

  (13)
  leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and do not secure any Indebtedness;

  (14)
  Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

  (15)
  Liens in favor of the Issuer or any Guarantor;

  (16)
  Liens on equipment of the Issuer or any of its Restricted Subsidiaries granted in the ordinary course of business;

  (17)
  Liens on accounts receivable and related assets incurred in connection with a Permitted Securitization Transaction;

  (18)
  Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

  (19)
  deposits made in the ordinary course of business to secure liability to insurance carriers;

  (20)
  other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $20.0 million at any one time outstanding;

  (21)
  Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption "Events of Default and Remedies" so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

  (22)
  Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

  (23)
  Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code, or any comparable or successor provision, on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

  (24)
  Liens deemed to exist in connection with Investments in repurchase agreements permitted under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;" provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreements;

  (25)
  Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

  (26)
  Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes; and

  (27)
  Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business.

For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.

        "Permitted Securitization Transaction" shall mean any transfer by any Restricted Subsidiary of student loans or related accounts receivable or interests therein (collectively, "Student Loans") (a) to a trust, partnership, corporation or other "conduit" entity, which transfer is funded in whole or in part, directly or indirectly, by the incurrence or issuance by the transferee or any successor transferee of Indebtedness or other securities that are to receive payments from, or that represent interests in, the cash flow derived from such Student Loans, or (b) directly to one or more investors. The "amount" of any Permitted Securitization Transaction shall be deemed at any time to be (i) the aggregate principal or stated amount of the Indebtedness or other securities referred to in clause (a) of the preceding sentence or (ii) if there shall be no such principal or stated amount or such Permitted Securitization Transaction shall be in the form of a direct sale to one or more investors, the uncollected amount of the Student Loans transferred pursuant to the Permitted Securitization Transaction net of any such Student Loans that have been written off as uncollectible. The aggregate amount of Permitted Securitization Transactions shall not in the aggregate exceed $150.0 million outstanding at any time.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Plan of Reorganization" means any plan of reorganization, plan of liquidation, agreement for composition, or other type of plan of arrangement proposed in or in connection with any insolvency or liquidation proceeding.

        "Preferred Stock" means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution or winding up.

        "Purchase Money Obligations" means any Indebtedness incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (other than Capital Stock), and whether acquired through the direct acquisition of such property or assets, or otherwise.

        "Qualified Proceeds" means the fair value of assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Issuer in good faith.

        "Rating Agencies" means Moody's and S&P or if Moody's or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody's or S&P or both, as the case may be.

        "Redemption Date" has the meaning set forth under "—Optional Redemption."

        "Registration Rights Agreements" means the Exchange and Registration Rights Agreement dated July 25, 2012 among the Issuer, the Guarantors and the initial purchasers named therein and the Exchange and Registration Rights Agreement dated November 13, 2012 among the Issuer, the Guarantors and the initial purchasers named therein.

        "Related Business Assets" means assets (other than cash or Cash Equivalents) used or useful in a Similar Business; provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary will not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon an Unrestricted Subsidiary's ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiary."

        "S&P" means Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

        "Sale and Lease-Back Transaction" means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

        "SEC" means the United States Securities and Exchange Commission.

        "Secured Indebtedness" means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Securitization Fees" means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with any Permitted Securitization Transaction.

        "Securitization Subsidiary" means any Subsidiary formed for the purpose of facilitating or entering into one or more Permitted Securitization Transactions, and in each case engages only in activities reasonably related or incidental thereto.

        "Senior Credit Facilities" means the amended and restated credit agreement dated as of June 16, 2011 by and among the Issuer, the lenders party thereto in their capacities as lenders thereunder and Citibank, N.A., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures, notes, debentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock").

        "Senior Indebtedness" means:

  (1)
  all Indebtedness of the Issuer or any Guarantor outstanding under the Senior Credit Facilities or the Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

  (2)
  all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into); provided that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

  (3)
  any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to Indebtedness outstanding under the Senior Credit Facilities, the Notes or any related Guarantee; and

  (4)
  all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3); provided, however, that Senior Indebtedness shall not include:

  (a)
  any obligation of such Person to the Issuer or any of its Subsidiaries;

  (b)
  any liability for federal, state, local or other taxes owed or owing by such Person;

  (c)
  any accounts payable or other liability to trade creditors arising in the ordinary course of business;

  (d)
  any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

  (e)
  that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

        "Similar Business" means any business conducted or proposed to be conducted by the Issuer and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

        "Special Interest" means all additional interest then owing pursuant to the Registration Rights Agreement.

        "Sponsor" means any of KKR and its Affiliates but excluding portfolio companies of any of the foregoing.

        "Subordinated Indebtedness" means, with respect to the Notes,

  (1)
  any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and

  (2)
  any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

        "Subsidiary" means, with respect to any Person:

  (1)
  any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time;

  (2)
  any partnership, joint venture, limited liability company or similar entity of which:

  (x)
  more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, or is consolidated under GAAP with such Person at such time, and

  (y)
  such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity; and

  (3)
  any affiliated not-for-profit, non-stock universities that are controlled through majority voting interests of their respective boards of directors.

        "Total Assets" means the total assets of the Issuer and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of the Issuer or such other Person as may be expressly stated.

        "Treasury Rate" means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to September 1, 2015; provided, however, that if the period from the Redemption Date to September 1, 2015 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb).

        "Unrestricted Cash" means the aggregate cash and cash equivalents (in each case, free and clear of all Liens, other than nonconsensual Liens permitted hereunder and Liens securing the Senior Credit Facilities) included in the cash and cash equivalents accounts listed on the consolidated balance sheet of the Issuer and the Restricted Subsidiaries as at such date including such amounts only to the extent the use thereof for application to the payment of Indebtedness under the Senior Credit Facilities is not prohibited by law or any contract to which the Issuer or any Restricted Subsidiary is a party.

        "Unrestricted Subsidiary" means:

  (1)
  any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

  (2)
  any Subsidiary of an Unrestricted Subsidiary.

        The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that:

  (1)
  any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

  (2)
  such designation complies with the covenants described under "—Certain Covenants—Limitation on Restricted Payments;" and

  (3)
  each of:

  (a)
  the Subsidiary to be so designated; and

  (b)
  its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary. As of the Issue Date, each of the following is an Unrestricted Subsidiary: (i) Laureate Education—Turkey B.V., a private company with limited liability incorporated under the laws of the Netherlands; (ii) CH Holding Netherlands B.V., a private company with limited liability incorporated under the laws of the Netherlands; (iii) Bilgi Iletisim Grubu Yay Muzik Yap Ve Haber Ajansi Ltd Sti, a corporation formed under the laws of Turkey; (iv) Mediacom Halka Iliskiler Ve Iletisim Ltd. Sti, a corporation formed under the laws of Turkey; (v) Oztan Temizlik Ve Tadilat Hizmetleri Ticaret Ltd. Sti, a corporation formed under the laws of Turkey; (vi) Istanbul Bilgi University, a foundation university organized under the laws of Turkey; (vii) Inmobiliaria e Inversiones San Genaro Dos S.A., a sociedad anonima organized under the laws of Chile; and (viii) Laur Inmobiliaria S.R.L., a corporation formed under the laws of Peru.

        The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

  (1)
  the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;" or

  (2)
  the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

        Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Issuer or any committee thereof giving effect to such designation and an Officer's Certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

  (1)
  the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

  (2)
  the sum of all such payments.

        "Wholly-Owned Subsidiary" of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

THE EXCHANGE OFFER

General

        We hereby offer to exchange a like principal amount of exchange notes for any or all outstanding notes on the terms and subject to the conditions set forth in this prospectus and accompanying letter of transmittal. We refer to the offer as the "exchange offer." You may tender some or all of your outstanding notes pursuant to the exchange offer.

        As of the date of this prospectus, $1,400,000,000 aggregate principal amount of 9.250% Senior Notes due 2019 is outstanding. This prospectus, together with the letter of transmittal, is first being sent to all holders of outstanding notes known to us on or about                    . The Issuer's obligation to accept outstanding notes for exchange pursuant to the exchange offer is subject to certain conditions set forth under "Conditions to the Exchange Offer" below. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose and Effect of the Exchange Offer

        We entered into an exchange and registration rights agreements with the initial purchasers obligating us to use commercially reasonable efforts to file with the SEC and cause to become effective a registration statement relating to an offer to exchange the outstanding notes for the exchange notes evidencing the same continuing indebtedness and with substantially identical terms except that the exchange notes will not be subject to registration on transfer, registration rights or interest rate increases. We were required to use all commercially reasonable efforts to cause the registration statement to be declared effective on or before July 25, 2014. The exchange notes will have terms substantially identical to the terms of the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the exchange and registration rights agreements.

        Under certain circumstances set forth below, we will file one or more shelf registration statements covering resales of the outstanding notes and use all commercially reasonable efforts to keep effective such shelf registration statement for two years or such shorter period ending when all the outstanding notes have been sold pursuant to and in the manner contemplated by such effective shelf registration statement, the date upon which all outstanding notes covered by such shelf registration statement become eligible to be sold pursuant to Rule 144 or the outstanding notes cease to be outstanding. These circumstances include:

  •
  because of any change in law or in currently prevailing interpretations of the Staff of the SEC, we are not permitted to effect an exchange offer,

  •
  the exchange offer registration statement is not declared effective by July 25, 2014,

  •
  in certain circumstances, one or more holders of unregistered notes so request, or

  •
  in the case of any holder that participates in an exchange offer, such holder does not receive exchange notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of ours within the meaning of the Securities Act),

        Since the registration statement was not declared effective by July 25, 2014, we have incurred special interest at a rate equal to 0.25% per annum for the first 90-day period of the outstanding indenture indebtedness on the outstanding notes, 0.50% per annum for the next 90-day period, and 0.75% thereafter, as liquidated damages until the registration statement is declared effective and the exchange offer is completed. As of September 30, 2015 and December 31, 2014, we had a total contingent liability for special interest on the outstanding notes of approximately $6.3 million and $12.2 million, respectively recorded in accrued expenses in our consolidated balance sheets. Please read the section "Registration Rights" for more details regarding the exchange and registration rights agreements.

        Each holder of outstanding notes that wishes to exchange their outstanding notes for exchange notes in the exchange offer will be required to make the following written representations:

  •
  any exchange notes to be received by such holder will be acquired in the ordinary course of its business;

  •
  such holder has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

  •
  such holder is not an affiliate of the Issuer, as defined by Rule 405 of the Securities Act, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

  •
  it is not engaged in, and does not intend to engage in, a distribution of exchange notes.

        Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please see "Plan of Distribution."

Resale of Exchange Notes

        Based on interpretations by the staff of the SEC as set forth in no-action letters issued to third parties referred to below, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act, if:

  •
  you are acquiring the exchange notes in your ordinary course of business;

  •
  you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

  •
  you are not an affiliate of the Issuer as defined by Rule 405 of the Securities Act; and

  •
  you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.

        If you are an affiliate of the Issuer, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business, then:

  •
  you cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co., Inc. (available June 5, 1991), Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC's letter to Shearman & Sterling dated July 2, 1993, or similar no-action letters; and

  •
  in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

        This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read "Plan of Distribution" for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

        On the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange in the exchange offer outstanding notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding notes may only be tendered in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. We will issue $2,000 principal amount or an integral multiple of $1,000 of exchange notes in exchange for a corresponding principal amount of outstanding notes surrendered in the exchange offer.

        The form and terms of the exchange notes will be substantially identical to the form and terms of the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the exchange and registration rights agreements. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture under which the outstanding notes were issued, and the exchange notes and the outstanding notes will constitute a single class for all purposes under the indenture. For a description of the indenture, please see "Description of Notes."

        The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

        As of the date of this prospectus, $1,400,000,000 aggregate principal amount of 9.250% Senior Notes due 2019 is outstanding. This prospectus and a letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

        We intend to conduct the exchange offer in accordance with the provisions of the exchange and registration rights agreements, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits that such holders have under the indenture relating to such holders' outstanding notes, except for any rights under the exchange and registration rights agreements that by their terms terminate upon the consummation of the exchange offer.

        We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the exchange and registration rights agreements, we expressly reserve the right to amend or terminate the exchange offer and to refuse to accept the occurrence of any of the conditions specified below under "—Conditions to the Exchange Offer."

        Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read "—Fees and Expenses" below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions, Amendments

        As used in this prospectus, the term "expiration date" means 5:00 p.m., New York City time, on                     2016 which is the 21st business day after the date of this prospectus. However, if we, in our sole discretion, extend the period of time for which the exchange offer is open, the term "expiration date" will mean the latest time and date to which we shall have extended the expiration of the exchange offer.

        To extend the period of time during which the exchange offer is open, we will notify the exchange agent of any extension by oral or written notice, followed by notification to the registered holders of the outstanding notes no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

        We reserve the right, in our sole discretion:

  •
  to delay accepting for exchange any outstanding notes (only if we amend or extend the applicable exchange offer);

  •
  to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under "—Conditions to the Exchange Offer" have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; and

  •
  subject to the terms of the exchange and registration rights agreements, to amend the terms of the exchange offer in any manner.

        Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, including the waiver of a material condition, we will promptly disclose the amendment by press release or other public announcement as required by Rule 14e-1(d) of the Exchange Act and will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions to the Exchange Offer

        Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes, and we may terminate or amend the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange, if:

  •
  the exchange offer, or the making of any exchange by a holder of outstanding notes, violates any applicable law or interpretation of the staff of the SEC;

  •
  any action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer, and any material adverse development shall have occurred in any existing action or proceeding with respect to us; or

  •
  all governmental approvals shall not have been obtained, which approvals we deem necessary for the consummation of the exchange offer.

        In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

  •
  the representations described under "—Purpose and Effect of the Exchange Offer" and "—Procedures for Tendering Outstanding Notes;" and

  •
  any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

        We expressly reserve the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any outstanding notes by notice by press release or other public announcement as required by Rule 14e-1(d) of the Exchange Act of such extension to their holders. During any such extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

        We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any outstanding notes not previously accepted for exchange upon the occurrence of any of the conditions of the exchange offer specified above. We will give notice by press release or other public announcement as required by Rule 14e-1(d) of the Exchange Act of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes promptly. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

        These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them so long as such circumstances do not arise due to our action or inaction or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

Procedures for Tendering Outstanding Notes

        Only a holder of outstanding notes may tender their outstanding notes in the exchange offer. To tender outstanding notes in the exchange offer, a holder must comply with either of the following:

  •
  complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal, have the signature on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

  •
  comply with DTC's Automated Tender Offer Program procedures described below.

        In addition:

  •
  the exchange agent must receive outstanding notes along with the letter of transmittal;

  •
  prior to the expiration date, the exchange agent must receive a timely confirmation of book-entry transfer of outstanding notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent's message; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under "—Exchange Agent" prior to the expiration date.

        A tender to us that is not withdrawn prior to the expiration date constitutes an agreement between us and the tendering holder upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

        The method of delivery of outstanding notes, letters of transmittal and all other required documents to the exchange agent is at the holder's election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. Holders should not send letters of transmittal or certificates representing outstanding notes to us. Holders may request that their respective brokers, dealers, commercial banks, trust companies or other nominees effect the above transactions for them.

        If you are a beneficial owner whose outstanding notes are held in the name of a broker, dealer, commercial bank, trust company or other nominee who wishes to participate in the exchange offer, you should promptly contact such party and instruct such person to tender outstanding notes on your behalf.

        You must make these arrangements or follow these procedures before completing and executing the letter of transmittal and delivering the outstanding notes.

        Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the U.S. or another "eligible guarantor institution" within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

  •
  by a registered holder of the outstanding notes who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible guarantor institution.

        If the applicable letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the outstanding notes and an eligible guarantor institution must guarantee the signature on the bond power.

        If the applicable letter of transmittal or any certificates representing outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

        The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC's Automated Tender Offer Program procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, that states that:

  •
  DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

  •
  the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

  •
  we may enforce that agreement against such participant.

Acceptance of Outstanding Notes

        In all cases, we will promptly issue exchange notes for outstanding notes that we have accepted for exchange under the applicable exchange offer only after the exchange agent timely receives:

  •
  outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent's account at the applicable book-entry transfer facility; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

        By tendering outstanding notes pursuant to the applicable exchange offer, you will represent to us that, among other things:

  •
  you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

  •
  you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

  •
  you are acquiring the exchange notes in the ordinary course of your business.

        In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The applicable letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

        We will interpret the terms and conditions of the exchange offer, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in our or our counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration date.

        Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the applicable letter of transmittal, promptly after the expiration date.

Book-entry Delivery Procedures

        Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC as the book-entry transfer facility, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent's account at the facility in accordance with the facility's procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, a "book-entry confirmation," prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent's account at the applicable book-entry transfer facility, the applicable letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an "agent's message," as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the applicable letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the applicable book-entry transfer facility does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

        If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's Automatic Tender Offer Program prior to the expiration date, you may still tender if:

  •
  the tender is made through an Eligible Guarantor Institution;

  •
  prior to the expiration date, the exchange agent receives from such Eligible Guarantor Institution either: (i) a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery or (ii) a properly transmitted agent's message and notice of guaranteed delivery, that (a) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (b) states that the tender is being made by that notice of guaranteed delivery; and (c) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the Eligible Guarantor Institution with the exchange agent; and

  •
  the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent's account at DTC, and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

        Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your notes according to the guaranteed delivery procedures.

Withdrawal Rights

        Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective:

  •
  the applicable exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal; or

  •
  you must comply with the appropriate procedures of DTC's Automated Tender Offer Program system;

        Any notice of withdrawal must:

  •
  specify the name of the person who tendered the outstanding notes to be withdrawn;

  •
  identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

  •
  where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

        If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

  •
  the serial numbers of the particular certificates to be withdrawn; and

  •
  a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an Eligible Guarantor Institution.

        If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the applicable book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility, including time of receipt of notices of withdrawal and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offers. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the applicable book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the applicable exchange offer. Properly withdrawn outstanding notes may be retendered by following the procedures described under "—Procedures for Tendering Outstanding Notes" above at any time on or prior to the expiration date.

Exchange Agent

        Wells Fargo Bank, National Association has been appointed as the exchange agent for the exchange offer. Wells Fargo Bank, National Association also acts as trustee under the indenture governing the notes. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letters of transmittal, and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

Wells Fargo Bank, National Association
Corporate Trust Operations
MAC N9303-121
6th St & Marquette Avenue
Minneapolis, MN 55479
Phone: (800) 344-5128
Fax: (877) 407-4679

        If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

        The exchange and registration rights agreements provide that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

        We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offer.

Accounting Treatment

        We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchanges. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchanges of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  •
  certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

  •
  tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

        If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

        Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

        If you do not exchange your outstanding notes for exchange notes under the exchange offer, your outstanding notes will remain subject to the restrictions on transfer of such outstanding notes as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws.

        In general, you may not offer or sell your outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the exchange and registration rights agreements, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

        Participating in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

        We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offer or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

REGISTRATION RIGHTS

        We have entered into exchange and registration rights agreements with the initial purchasers of the outstanding notes obligating us to use commercially reasonable efforts to file with the SEC and cause to become effective a registration statement relating to an offer to exchange the outstanding notes for the exchange notes evidencing the same continuing indebtedness and with substantially identical terms except that the exchange notes will not be subject to registration on transfer, registration rights or interest rate increases. We were required to use all commercially reasonable efforts to cause the registration statement to be declared effective on or before July 25, 2014. Since the registration statement was not declared effective by July 25, 2014, we have incurred special interest at a rate equal to 0.25% per annum for the first 90-day period of the outstanding indenture indebtedness on the outstanding notes, 0.50% per annum for the next 90-day period, and 0.75% thereafter, as liquidated damages until the registration statement is declared effective and the exchange offer is completed. As of September 30, 2015 and December 31, 2014, we had a total contingent liability for special interest on the outstanding notes of approximately $6.3 million and $12.2 million, respectively recorded in accrued expenses in our consolidated balance sheets.

        When the exchange offer registration statement becomes effective, we will offer the exchange notes in exchange for the outstanding notes. The exchange offer will remain open for at least 20 business days after the date we mail notice of the exchange offer to Holders. For each outstanding note surrendered to us under the exchange offer, the holder will receive an exchange note having a principal amount at maturity equal to that of the surrendered note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the note surrendered in exchange therefor or, if no interest has been paid on such note, from the original issue date of the notes.

        Under existing interpretations of the Securities Act by the SEC contained in several no action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes would generally be freely transferable by holders thereof after the exchange offer without further registration under the Securities Act (subject to certain representations required to be made by each holder, as set forth below). However, any purchaser of notes who is an "affiliate" of us or any guarantor and any purchaser of notes who intends to participate in the exchange offer for the purpose of distributing the exchange notes (i) will not be able to rely on the interpretation of the staff of the SEC, (ii) will not be able to tender its notes in the exchange offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements.

        In addition, in connection with any resales of exchange notes, any broker dealer, which we refer to as a participating broker dealer (a "Participating Broker Dealer"), which acquired the notes for its own account as a result of market making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that Participating Broker Dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from this offering) with the prospectus contained in the exchange offer registration statement. We will agree to make available, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act to any Participating Broker Dealer and any other persons with similar prospectus delivery requirements for use in connection with any resale of exchange notes. A Participating Broker Dealer or any other person that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the exchange and registration rights agreements (including certain indemnification rights and obligations thereunder).

        Each holder (other than certain specified holders) who wishes to exchange the outstanding notes for exchange notes in the exchange offer will be required to make certain representations, including representations that (i) any exchange notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes, (iii) it is not an "affiliate" (as defined in Rule 405 under the Securities Act) of us or any guarantor, and (iv) if such holder is a broker dealer that will receive exchange notes for its own account in exchange for notes that were acquired as a result of market making or other trading activities, then such holder will comply with the prospectus delivery requirements of the Securities Act, to the extent applicable, in connection with any resale of the exchange notes.

        If (i) because of any change in law or in currently prevailing interpretations of the Staff of the SEC, we are not permitted to effect an exchange offer, (ii) the exchange offer registration statement is not declared effective by July 25, 2014, (iii) in certain circumstances, one or more holders of unregistered notes so request, or (iv) in the case of any holder that participates in an exchange offer, such holder does not receive exchange notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of ours within the meaning of the Securities Act), then, in each case, we will (x) promptly deliver to the holders and the applicable trustee written notice thereof and (y) at our sole expense, (a) promptly file one or more shelf registration statements covering resales of the outstanding notes and (b) use all commercially reasonable efforts to keep effective such shelf registration statement until the earliest of (1) two years after the effective date of such shelf registration statement, (2) the date that a shelf registration statement registering the outstanding notes under the Securities Act has been declared effective or becomes effective and the outstanding notes have been sold pursuant to and in the manner contemplated by such effective shelf registration statement, (3) the date upon which all outstanding notes covered by such shelf registration statement become eligible to be sold pursuant to Rule 144, and the Company and the holders of the outstanding notes agree, in accordance with the amendment provisions of the indenture, that such notes will no longer be considered Registrable Securities (as defined in the exchange and registration rights agreements) or (4) the outstanding notes cease to be outstanding (the "shelf registration period"). We will, in the event that a shelf registration statement is filed, provide to each holder whose notes are registered under such shelf registration statement copies of the prospectus that is a part of such shelf registration statement, notify each such holder when such shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes. A holder that sells notes pursuant to a shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under Securities Act in connection with such sales and will be bound by the provisions of the exchange and registration rights agreements (including certain indemnification rights and obligations).

        If (A) the exchange offer registration statement is not declared effective by July 25, 2014 or (B) if applicable, a shelf registration statement covering resales of the outstanding notes has been declared effective and such shelf registration statement ceases to be effective at any time during the shelf registration period (subject to certain exceptions), then, special interest, in addition to the interest that would otherwise accrue on the outstanding notes, will accrue on the principal amount of the applicable notes at a rate of 0.25% per annum (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such special interest continues to accrue, provided that the rate at which such special interest accrues may in no event exceed 0.75% per annum) commencing on (x) July 26, 2014, in the case of (A) above, or (y) the day such shelf registration statement ceases to be effective, in the case of (B) above; provided, however, that upon the exchange of exchange notes for all notes tendered (in the case of clause (A) above), or upon the effectiveness of a shelf registration statement that had ceased to remain effective (in the case of clause (B) above), special interest on such notes as a result of such clause (or the relevant sub-clause thereof), as the case may be, will cease to accrue.

        Any amounts of special interest due on the outstanding notes are be payable in cash on the same original interest payment dates as interest on the outstanding notes is payable. Any amounts of special interest due on the outstanding notes will be payable in the same form of payment elected for the payment of interest with respect to the applicable interest period.

 BOOK-ENTRY SETTLEMENT AND CLEARANCE

        The outstanding notes were sold to qualified institutional buyers in reliance on Rule 144A (the "Rule 144A Notes"), and in offshore transactions in reliance on Regulation S (the "Regulation S Notes"). The original notes were issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

        Rule 144A Notes are currently represented by one or more global notes in registered form without interest coupons (collectively, the "Rule 144A Global Notes"), and the Regulation S Notes are currently represented by one or more global notes in registered form without interest coupons (collectively, the "Regulation S Global Notes"). The Rule 144A Global Notes and the Regulation S Global Notes are collectively referred to herein as the "Global Notes." The Global Notes were deposited upon issuance with the Trustee as custodian for DTC and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Beneficial interests in the Rule 144A Global Notes may not be exchanged for beneficial interests in the Regulation S Global Notes at any time except in the limited circumstances described below. See "—Exchanges Among Global Notes".

        The exchange notes issued in exchange for the outstanding notes will be represented by one or more fully registered global notes, without interest coupons and will be deposited upon issuance with the Trustee as custodian for DTC and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

        Except as set forth below, the Global Notes may be transferred only to another nominee of DTC or to a successor of DTC or its nominee, in whole and not in part. Except in the limited circumstances described below, beneficial interests in the Global Notes may not be exchanged for notes in certificated form and owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form. See "—Exchange of Global Notes for Certificated Notes."

        Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Depository Procedures

        The following description of the operations and procedures of DTC, Euroclear System ("Euroclear") and Clearstream Banking, S.A. ("Clearstream") is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

        DTC has advised the Company that DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised the Company that, pursuant to procedures established by it:

  (1)
  upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

  (2)
  ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

        Investors in 144A Global Notes who are Participants in DTC's system may hold their interests therein directly through DTC. Investors in 144A Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are Participants in DTC. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and the ability to transfer beneficial interests in a Global Note to Persons that are subject to those requirements will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge those interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of those interests, may be affected by the lack of a physical certificate evidencing those interests.

        Except as described below, owners of an interest in the Global Notes will not have exchange notes registered in their names, will not receive physical delivery of exchange notes in registered certificated form ("Certificated Notes") and will not be considered the registered owners or "Holders" thereof under the indenture governing the notes for any purpose.

        Payments in respect of the principal of and premium, interest, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture governing the notes. Under the terms of the indenture governing the notes, the Company and the trustee will treat the Persons in whose names the exchange notes, including the Global Notes, are registered as the owners of the exchange notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

  (1)
  any aspect of DTC's records or any Participant's or Indirect Participant's records relating to, or payments made on account of, beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC's records, or any Participant's or Indirect Participant's records, relating to the beneficial ownership interests in the Global Notes; or

  (2)
  any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the exchange notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on that payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of exchange notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the exchange notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        DTC has advised the Company that it will take any action permitted to be taken by a Holder of exchange notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of the portion of the aggregate principal amount of the exchange notes as to which that Participant or those Participants has or have given the relevant direction. However, if there is an Event of Default under the exchange notes, DTC reserves the right to exchange the Global Notes for legended exchange notes in certificated form, and to distribute those exchange notes to its Participants.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of interests in Global Notes among Participants, they are under no obligation to perform those procedures, and may discontinue or change those procedures at any time. Neither the Company nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear, Clearstream or their respective Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

        A Global Note is exchangeable for a Certificated Note if:

  •
  DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

  •
  the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of Certificated Notes; or

  •
  there has occurred and is continuing a Default with respect to the exchange notes.

        In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture governing the notes. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in a Global Note will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

        If Certificated Notes are issued in the future, they will not be exchangeable for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture governing the notes) to the effect that the transfer will comply with the appropriate transfer restrictions applicable to the notes.

Exchanges Among Global Notes

        Beneficial interests in a Rule 144A Global Note may be transferred to a Person who takes delivery in the form of an interest in the Regulation S Global Note, only if the transferor first delivers to the trustee a written certificate (in the form provided in the indenture governing the notes) to the effect that the transfer is being made in accordance with Rule 903 or Rule 904 of Regulation S or Rule 144.

        Transfers involving exchanges of beneficial interests between a Regulation S Global Note and a Rule 144A Global Note will be effected in DTC by means of an instruction originated by the trustee through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect the changes in the principal amounts of the Regulation S Global Note and the Rule 144A Global Note, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in the original Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interest in the other Global Note.

Same Day Settlement and Payment

        The Company will make payments in respect of the exchange notes represented by the Global Notes, including payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the DTC or its nominee. The Company will make all payments of principal of and premium, if any, and interest on Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no account is specified, by mailing a check to each Holder's registered address. See "Description of Notes—Principal, Maturity and Interest." Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a 144A Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a 144A Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

        The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefore and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

        In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

CERTAIN ERISA CONSIDERATIONS

        The following summary is based on the Employee Retirement Income Security Act ("ERISA"), the Code, judicial decisions and United States Department of Labor and IRS regulations and rulings that are in existence on the date of this prospectus. This summary is general in nature and does not address every issue pertaining to ERISA that may be applicable to us, the notes or a particular investor. Accordingly, each prospective investor, including plan fiduciaries, should consult with his, her or its own advisors or counsel with respect to the advisability of an investment in the notes, and potentially adverse consequences of such investment, including, without limitation, certain ERISA-related issues that affect or may affect the investor with respect to this investment and the possible effects of changes in the applicable laws.

        The following summarizes certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of ERISA and, plans, individual retirement accounts, annuities, Keough plans, and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements (each, a "Plan").

General Fiduciary Matters

        ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

        In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

        As a general rule, a governmental plan, as defined in Section 3(32) of ERISA (a "Governmental Plan"), a church plan, as defined in Section 3(33) of ERISA, that has not made an election under Section 410(d) of the Code (a "Church Plan") and non-U.S. plans are not subject to the requirements of ERISA or Section 4975 of the Code. Accordingly, assets of such plans may be invested without regard to the fiduciary and prohibited transaction considerations described above. Although a Governmental Plan, a Church Plan or a non-U.S. plan is not subject to ERISA or Section 4975 of the Code, it may be subject to other Similar Laws. A fiduciary of a Government Plan, a Church Plan or a non-U.S. plan should make its own determination as to the requirements, if any, under any Similar Law applicable to the acquisition of the notes.

Prohibited Transaction Issues

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a nonexempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes (and/or the exchange of notes for exchange notes) by an ERISA Plan may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions ("PTCEs") that may apply to the acquisition and holding of the notes or exchange notes and the exchange of notes for exchange notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers, all as may be amended from time to time. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

        In addition to the foregoing, the Pension Protection Act of 2006, as amended, provides a statutory exemption (Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code) for transactions between an ERISA Plan and a person that is a party in interest and/or disqualified person (not including a fiduciary or an affiliate that directly or indirectly has or exercises discretionary authority or control or renders investment advice with respect to the assets of any ERISA Plan involved in the transaction) solely by reason of providing services to the Plan or by relationship to a service provider, provided that the ERISA Plan pays no more than adequate consideration in connection with the transaction.

        Because of the foregoing, the notes should not be acquired or held by any person investing "plan assets" of any Plan, unless such purchase and holding (and the exchange of notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

        Accordingly, by acceptance of a note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes constitutes assets of any Plan or (ii) the purchase and holding of the notes (and the exchange of notes for exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws. Any purported transfer of the notes to a transferee that does not comply with the foregoing requirements and representations shall be null and void ab initio.

        The foregoing discussion is general in nature and is not intended to be all-inclusive nor should it be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes (and holding the notes) on behalf of, or with the assets of, any Plan, consult with their legal counsel and other advisors regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the acquisition and holding of the notes.

 PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes are acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offer, we have agreed that during the period required by the Securities Act, we will use our reasonable best efforts to make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will deliver as many additional copies of this prospectus and each amendment or supplement to this prospectus and any documents incorporated by reference in this prospectus as such broker-dealer may reasonably request.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to the exchange offer and will indemnify the holders of outstanding notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the exchange notes and related guarantees offered hereby will be passed upon for us by DLA Piper LLP (US), Baltimore, Maryland.

EXPERTS

        The financial statements of Laureate Education, Inc., as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 included elsewhere in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of FMU Group as of September 12, 2014 and December 31, 2013 and for the period from January 1, 2014 through September 12, 2014 and for the year ended December 31, 2013 included elsewhere in this Prospectus have been so included in reliance of the report of PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of Sociedade Educacional Sul-Rio-Grandense Ltda. as of December 31, 2013 and 2012 and for each of the two years in the period ended December 31, 2013 included elsewhere in this Prospectus have been so included in reliance of the report of PricewaterhouseCoopers Auditores Independentes, Porto Alegre, RS, Brazil, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes and related guarantees offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us, the exchange notes and related guarantees offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Following this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

        You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

Laureate Education, Inc.
650 S. Exeter Street
Baltimore, Maryland 21202
(410) 843-6100
Attn: Corporate Secretary

        Our website is accessible through www.laureate.net. Information on, or accessible through, our website is not part of, and is not incorporated into, this prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Laureate Education, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Laureate Education, Inc. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland
March 25, 2015, except for the effects of the revision discussed in Note 2, the disclosure of the earnings (loss) per share information discussed in Note 17, and subsequent events discussed in Note 27, as to which the date is October 1, 2015, and except for the guarantor and non-guarantor financial information discussed in Note 26, as to which the date is December 23, 2015

LAUREATE EDUCATION, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

IN THOUSANDS

For the years ended December 31,	2014	2013	2012
Revenues	$4,414,682	$3,913,881	$3,567,117
Costs and expenses:
Direct costs	3,838,179	3,418,449	3,148,530
General and administrative expenses	151,215	141,197	110,078
Loss on impairment of assets	125,788	33,582	58,329

Operating income	299,500	320,653	250,180
Interest income	21,822	21,805	19,467
Interest expense	(385,754)	(350,196)	(307,728)
Loss on debt extinguishment	(22,984)	(1,361)	(4,421)
(Loss) gain on derivatives	(3,101)	6,631	(63,234)
Loss from regulatory changes	—	—	(43,716)
Other (expense) income, net	(1,184)	7,499	(5,533)
Foreign currency exchange (loss) gain, net	(109,970)	(3,102)	14,401

(Loss) income from continuing operations before income taxes and equity in net income (loss) of affiliates	(201,671)	1,929	(140,584)
Income tax benefit (expense)	39,060	(91,246)	(68,061)
Equity in net income (loss) of affiliates, net of tax	158	(905)	(8,702)

Loss from continuing operations	(162,453)	(90,222)	(217,347)
Income from discontinued operations, net of tax of $0, $0, and $787, respectively	—	796	4,384
Gain on sales of discontinued operations, net of tax of $0, $1,864 and $179, respectively	—	4,350	3,308

Net loss	(162,453)	(85,076)	(209,655)
Net loss attributable to noncontrolling interests	4,162	15,398	8,597

Net loss attributable to Laureate Education, Inc.	$(158,291)	$(69,678)	$(201,058)

Basic and diluted earnings (loss) per share:
Loss from continuing operations attributable to Laureate Education, Inc.	$(0.31)	$(0.16)	$(0.42)
Income from discontinued operations attributable to Laureate Education, Inc.	—	0.01	0.02

Basic and diluted net loss per share attributable to common stockholders	$(0.31)	$(0.15)	$(0.40)

The accompanying notes are an integral part of these consolidated financial statements.

LAUREATE EDUCATION, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

IN THOUSANDS

For the years ended December 31,	2014	2013	2012
Net loss	$(162,453)	$(85,076)	$(209,655)
Other comprehensive (loss) income:
Foreign currency translation adjustment, net of tax of $0 for all years	(307,101)	(193,589)	87,276
Unrealized (loss) gain on derivative instruments, net of tax of $0 for all years	(733)	2,667	(14,168)
Minimum pension liability adjustment, net of tax of $715, $1,235, and $2,046, respectively	(6,994)	2,585	(4,614)
Sale of subsidiary—derecognition of noncontrolling interests, net of tax of $0 for all years	—	—	213

Total other comprehensive (loss) income	(314,828)	(188,337)	68,707

Comprehensive loss	(477,281)	(273,413)	(140,948)
Net comprehensive (income) loss attributable to noncontrolling interests	(8,759)	16,936	10,983

Comprehensive loss attributable to Laureate Education, Inc.	$(486,040)	$(256,477)	$(129,965)

The accompanying notes are an integral part of these consolidated financial statements.

LAUREATE EDUCATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

IN THOUSANDS, except per share amounts

December 31,	2014	2013
Assets
Current assets:
Cash and cash equivalents (includes VIE amounts of $122,712 and $112,061, see Note 3)	$461,584	$559,900
Restricted cash	149,438	361,832
Receivables:
Accounts and notes receivable	452,509	420,387
Other receivables	40,239	34,700
Related party receivables	13,743	17,902
Allowance for doubtful accounts	(164,764)	(153,419)

Receivables, net	341,727	319,570
Inventory	1,828	3,360
Deferred income taxes	95,835	79,023
Income tax receivable	10,595	14,499
Prepaid expenses and other current assets	92,431	52,210
Current assets held for sale	—	318

Total current assets (includes VIE amounts of $315,579 and $307,066, see Note 3)	1,153,438	1,390,712
Notes receivable, net	13,728	21,319
Property and equipment:
Land	470,993	553,577
Buildings	1,340,333	1,381,646
Furniture, computer equipment and software	1,161,892	1,046,774
Leasehold improvements	391,435	379,018
Construction in-progress	121,978	135,710
Accumulated depreciation and amortization	(972,312)	(839,999)

Property and equipment, net	2,514,319	2,656,726
Land use rights, net	53,992	59,633
Goodwill	2,469,795	2,376,678
Other intangible assets:
Tradenames and accreditations	1,461,762	1,519,737
Other intangible assets, net	93,064	29,973
Deferred costs, net	139,588	163,109
Deferred income taxes	87,741	41,986
Other assets	308,935	190,910
Long-term assets held for sale	141,856	4,297

Total assets (includes VIE amounts of $1,451,352 and $1,563,051, see Note 3)	$8,438,218	$8,455,080

The accompanying notes are an integral part of these consolidated financial statements.

LAUREATE EDUCATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

IN THOUSANDS, except per share amounts

December 31,	2014	2013
Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$107,385	$124,288
Accrued expenses	392,088	354,430
Accrued compensation and benefits	252,133	196,775
Deferred revenue and student deposits	471,755	474,855
Current portion of long-term debt	233,286	220,471
Current portion of due to shareholders of acquired companies	26,048	40,220
Deferred compensation	82,165	81,000
Income taxes payable	41,998	17,073
Deferred income taxes	21,968	16,854
Derivative instruments	—	33,148
Other current liabilities	40,489	37,115
Current liabilities held for sale	—	175

Total current liabilities (includes VIE amounts of $388,588 and $325,782, see Note 3)	1,669,315	1,596,404
Long-term debt, less current portion	4,333,581	4,118,970
Due to shareholders of acquired companies, less current portion	222,013	120,205
Deferred compensation	33,410	107,394
Income taxes payable	155,728	131,393
Deferred income taxes	570,364	596,518
Derivative instruments	24,255	20,697
Other long-term liabilities	329,128	212,197
Long-term liabilities held for sale	—	—

Total liabilities (includes VIE amounts of $507,122 and $477,077, see Note 3)	7,337,794	6,903,778
Redeemable noncontrolling interests and equity	43,876	42,165
Stockholders' equity:
Preferred stock, par value $.001 per share—authorized 50,000 shares, no shares issued and outstanding as of December 31, 2014 and December 31, 2013	—	—
Common stock, par value $.001 per share—authorized 700,000 shares, issued and outstanding shares of 531,894 and 529,883 as of December 31, 2014 and December 31, 2013, respectively	532	530
Additional paid-in capital	2,688,877	2,669,044
Accumulated deficit	(1,093,300)	(935,009)
Accumulated other comprehensive loss	(579,041)	(268,810)

Total Laureate Education, Inc. stockholders' equity	1,017,068	1,465,755
Noncontrolling interests	39,480	43,382

Total stockholders' equity	1,056,548	1,509,137

Total liabilities and stockholders' equity	$8,438,218	$8,455,080

The accompanying notes are an integral part of these consolidated financial statements.

LAUREATE EDUCATION, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

IN THOUSANDS

	Laureate Education, Inc. Stockholders
	Shares of common stock outstanding	Common stock	Additional paid-in capital	(Accumulated deficit) retained earnings	Accumulated other comprehensive (loss) income	Noncontrolling interests	Total stockholders' equity
Balance at December 31, 2011	505,813	$506	$2,511,092	$(664,273)	$(145,360)	$20,131	$1,722,096
Capital contribution from parent	—	—	20,596	—	—	—	20,596
Non-cash compensation to directors	49	—	300	—	—	—	300
Non-cash stock compensation stock options—employees	—	—	6,870	—	—	—	6,870
Non-cash stock compensation restricted stock—employees	—	—	792	—	—	—	792
Executive profits interests	—	—	1,157	—	—	—	1,157
Cash dividends to stockholders	—	—	(12,063)	—	—	—	(12,063)
Exercise of stock options	210	—	1,104	—	—	—	1,104
Stock options exercised and repurchased	—	—	(254)	—	—	—	(254)
Vesting of restricted stock and exercise of stock options, net of shares withheld to satisfy minimum employee tax withholding	238	—	(916)	—	—	—	(916)
Changes in noncontrolling interests	—	—	1,065	—	(1,865)	10,700	9,900
Dividends to noncontrolling interests	—	—	(195)	—	—	211	16
Capital contributions from noncontrolling interest holders	—	—	—	—	—	9,689	9,689
Accretion of redeemable noncontrolling interests and equity	—	—	7,548	—	—	—	7,548
Reclassification of comprehensive income to redeemable noncontrolling interests and equity	—	—	—	—	—	7,498	7,498
Other, net	—	—	(42)	—	—	279	237
Net loss	—	—	—	(201,058)	—	(8,597)	(209,655)
Foreign currency translation adjustment, net of tax of $0	—	—	—	—	89,662	(2,386)	87,276
Unrealized loss on derivatives, net of tax of $0	—	—	—	—	(14,168)	—	(14,168)
Minimum pension liability adjustment, net of tax of $2,046	—	—	—	—	(4,614)	—	(4,614)
Sale of subsidiary—derecognition of noncontrolling interests	—	—	—	—	213	(946)	(733)

Balance at December 31, 2012	506,310	$506	$2,537,054	$(865,331)	$(76,132)	$36,579	$1,632,676
Capital contribution from parent	—	—	13,568	—	—	—	13,568
Non-cash compensation to directors	38	—	300	—	—	—	300
Non-cash stock compensation stock options—employees	—	—	36,284	—	—	—	36,284
Non-cash stock compensation restricted stock	—	—	3,821	—	—	—	3,821
Executive profits interests	—	—	735	—	—	—	735
Cash dividends to stockholders	—	—	(22,872)	—	—	—	(22,872)
Common stock issued net of stock issuance cost	23,163	23	199,697	—	—	—	199,720
Exercise of put, vesting of restricted stock and exercise of stock options, net of shares withheld to satisfy minimum employee tax withholding	372	1	(1,971)	—	—	—	(1,970)
Changes in noncontrolling interests	—	—	(87,970)	—	(5,879)	(23)	(93,872)
Dividends to noncontrolling interests	—	—	195	—	—	(1,304)	(1,109)
Capital contributions from noncontrolling interest holders	—	—	—	—	—	11,823	11,823
Accretion of redeemable noncontrolling interests and equity	—	—	(9,797)	—	—	—	(9,797)
Reclassification of comprehensive income to redeemable noncontrolling interests and equity	—	—	—	—	—	9,672	9,672
Reclassification of redeemable noncontrolling interests	—	—	—	—	—	3,571	3,571
Net loss	—	—	—	(69,678)	—	(15,398)	(85,076)
Foreign currency translation adjustment, net of tax of $0	—	—	—	—	(192,051)	(1,538)	(193,589)
Unrealized gain on derivatives, net of tax of $0	—	—	—	—	2,667	—	2,667
Minimum pension liability adjustment, net of tax of $1,235	—	—	—	—	2,585	—	2,585

Balance at December 31, 2013	529,883	$530	$2,669,044	$(935,009)	$(268,810)	$43,382	$1,509,137
Non-cash compensation to directors	44	—	825	—	—	—	825
Non-cash stock compensation stock options—employees	—	—	25,772	—	—	—	25,772
Non-cash stock compensation restricted stock	—	—	13,981	—	—	—	13,981
Executive profits interests	—	—	115	—	—	—	115
Cash distributions to stockholders	—	—	(5,271)	—	—	—	(5,271)
Equity to liability award modification	(100)	—	(2,986)	—	—	—	(2,986)
Exercise of stock options	210	—	964	—	—	—	964
Vesting of restricted stock and exercise of stock options, net of shares withheld to satisfy minimum employee tax withholding	1,857	2	(2,242)	—	—	—	(2,240)
Changes in noncontrolling interests	—	—	(4,498)	—	—	3,769	(729)
Dividends to noncontrolling interests	—	—	—	—	—	(113)	(113)
Mandatory dividend to noncontrolling interests	—	—	(2,461)	—	—	1,163	(1,298)
Capital contributions from noncontrolling interest holders	—	—	4,821	—	—	166	4,987
Accretion of redeemable noncontrolling interests and equity	—	—	(9,187)	—	—	—	(9,187)
Reclassification of comprehensive income to redeemable noncontrolling interests and equity	—	—	—	—	—	(119)	(119)
Other, net	—	—	—	—	—	(9)	(9)
Net loss	—	—	—	(158,291)	—	(4,162)	(162,453)
Foreign currency translation adjustment, net of tax of $0	—	—	—	—	(302,504)	(4,597)	(307,101)
Unrealized loss on derivatives, net of tax of $0	—	—	—	—	(733)	—	(733)
Minimum pension liability adjustment, net of tax of $715	—	—	—	—	(6,994)	—	(6,994)

Balance at December 31, 2014	531,894	$532	$2,688,877	$(1,093,300)	$(579,041)	$39,480	$1,056,548

The accompanying notes are an integral part of these consolidated financial statements.

LAUREATE EDUCATION, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

IN THOUSANDS

For the years ended December 31,	2014	2013	2012
Cash flows from operating activities
Net loss	$(162,453)	$(85,076)	$(209,655)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	288,331	242,725	221,235
Loss on impairment of assets	125,788	33,582	58,329
Write down of equity method investment	—	3,049	6,746
Loss (gain) on sale of subsidiary and disposal of property and equipment	8,006	(7,181)	(2,978)
(Gain) loss on derivative instruments	(29,801)	(44,208)	26,247
Loss from regulatory changes, net of $20,845 cash at deconsolidation	—	—	22,871
Loss on debt extinguishment	22,984	1,361	4,421
Non-cash interest expense	52,908	46,650	22,867
Non-cash share-based compensation expense	49,190	49,512	17,289
Bad debt expense	110,302	102,661	94,514
Deferred income taxes	(163,257)	(16,207)	(35,702)
Unrealized foreign currency exchange loss (gain)	98,767	790	(15,793)
Non-cash (gain) loss from non-income tax contingencies	(3,355)	9,336	3,241
Non-cash (income) expense from profit-sharing legislation	(22,755)	8,389	—
Other, net	2,410	452	8,015
Changes in operating assets and liabilities:
Restricted cash	(12,778)	(3,016)	—
Receivables	(166,008)	(95,295)	(118,020)
Inventory, prepaid expenses and other assets	(28,517)	(35,452)	(16,519)
Accounts payable and accrued expenses	13,034	26,574	63,904
Income tax receivable/payable, net	63,564	(11,871)	21,701
Deferred revenue and other liabilities	22,796	50,427	72,940

Net cash provided by operating activities of continuing operations	269,156	277,202	245,653

Cash flows from investing activities
Purchase of property and equipment	(416,746)	(500,886)	(433,035)
Expenditures for deferred costs	(19,672)	(18,645)	(24,018)
Receipts from sale of subsidiary and property and equipment	4,565	66,960	44,096
Business acquisitions, net of cash acquired	(287,945)	(177,550)	203
Payments of contingent consideration for acquisitions	—	(5,674)	—
Investments in affiliates	—	(8,789)	(14,280)
Payments from (to) related parties	2,745	(8,724)	(525)
Change in restricted cash	224,424	(235,775)	(26,188)
Proceeds from sale or maturity of available-for-sale securities, net	3,448	—	—

Net cash used in investing activities of continuing operations	(489,181)	(889,083)	(453,747)

Cash flows from financing activities
Proceeds from issuance of long-term debt	589,476	1,304,527	1,885,500
Payments on long-term debt	(358,086)	(644,125)	(1,635,326)
Payments of deferred purchase price for acquisitions	(41,052)	(30,544)	(38,538)
Payments to purchase noncontrolling interests	(9,567)	(15,950)	(80,336)
Capital contributions from parent	—	13,568	20,596
Payments of dividends	(6,526)	(22,872)	(15,561)
Sale of common stock, net of issuance costs	—	199,720	—
Proceeds from exercise of stock options	964	—	1,104
Payments to repurchase common stock	—	—	(254)
Withholding of shares to satisfy minimum employee tax withholding for vested restricted stock and exercised stock options	(2,240)	(1,970)	(916)
Payments of debt issuance costs and modification fees	(3,282)	(30,618)	(56,558)
Interest paid (to) by lenders on issuance of the Senior Notes due 2019	—	(29,138)	29,138
Noncontrolling interest holder's loan to subsidiaries	4,754	2,393	6,287
(Distributions to) and capital contributions from noncontrolling interest holders of subsidiaries	(1,855)	11,672	9,689

Net cash provided by financing activities of continuing operations	172,586	756,663	124,825

Cash flows from discontinued operations
Net cash provided by (used in) operating activities of discontinued operations	—	344	(6,190)
Net cash used in investing activities of discontinued operations	—	—	(149)

Net cash provided by (used in) discontinued operations	—	344	(6,339)

Effects of exchange rate changes on cash	(50,877)	(12,531)	2,712
Net change in cash and cash equivalents	(98,316)	132,595	(86,896)
Net change in cash included in Current assets held for sale	—	—	3,152
Cash and cash equivalents at beginning of period	559,900	427,305	511,049

Cash and cash equivalents at end of period	$461,584	$559,900	$427,305

The accompanying notes are an integral part of these consolidated financial statements.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars and shares in thousands)

Note 1. Description of Business

        Laureate Education, Inc. and subsidiaries (hereinafter Laureate, we, us, our, or the Company) provide higher education programs and services to students through an international network of licensed universities and higher education institutions (institutions). We are a subsidiary of Wengen Alberta, Limited Partnership (Wengen), an Alberta limited partnership, which acquired Laureate on August 17, 2007 through a merger using leveraged buyout financing (the LBO).

        On August 5, 2008, Wengen formed LEI Holdings Cooperatie U.A. and subsidiaries (Cooperatie) through an equity infusion. Cooperatie's subsidiary LEI International Holdings, B.V. (LIHBV) and LIHBV's subsidiaries including Laureate Education Asia Limited (Laureate Asia), provided higher education programs and services to students through a network of licensed institutions located in the following countries: Australia, China, India, Indonesia, Malaysia, and Thailand. Laureate Asia was a sister company to Laureate, since both entities were subsidiaries of Wengen. On December 18, 2013, the boards of directors of Wengen and Laureate unanimously authorized a transaction to combine Laureate and Laureate Asia. Accordingly, effective December 20, 2013, LIHBV transferred to Wengen 100% of the issued and outstanding equity of LEI Combination Holdings Limited, LIHBV's newly formed subsidiary and indirect parent of Laureate Asia. Effective December 23, 2013, Wengen transferred 100% of the issued and outstanding equity of LEI Combination Holdings Limited to Laureate in exchange for a payment of one United States Dollar (USD). We accounted for this transaction under Accounting Standards Codification (ASC) 805-50-15-5, "Transactions Between Entities Under Common Control." Accordingly, the accounts of Laureate Asia are retrospectively included in the Consolidated Financial Statements.

        Laureate's programs are provided through institutions that are campus-based and internet-based, or through electronically distributed educational programs (online). Our educational offerings are delivered through four operating segments: Latin America (LatAm), Europe (Europe), Asia, Middle East & Africa (AMEA), and Global Products and Services (GPS). LatAm has locations in Brazil, Chile, Costa Rica, Honduras, Mexico, Panama and Peru and has contractual relationships with a licensed institution in Ecuador. Europe has locations in Cyprus, France, Germany, Morocco, Portugal, Spain and Turkey. The AMEA segment consists of campus-based institutions with operations in Australia, China, India, Malaysia, South Africa and Thailand. AMEA also manages 11 licensed institutions in Saudi Arabia and manages one additional institution in China through a joint venture arrangement. Additionally, through 2014, AMEA had a relationship with a licensed institution in Indonesia. The GPS segment includes fully online degree programs in the United States offered through Walden University, LLC, which is a U.S.-based accredited institution, and through the University of Liverpool and the University of Roehampton in the United Kingdom. GPS also includes campus-based institutions located in Italy, New Zealand, Spain, Switzerland, the United Kingdom and the United States. The GPS segment also manages one hospitality and culinary institution in China and one hospitality and culinary institution in Jordan through joint venture and other contractual arrangements.

        Laureate previously consolidated in its financial statements, under the voting control model, internationally based educational organizations that are not-for-profit, non-stock institutions. We referred to these entities as "entities without equity ownership" (EWOs). We determined that we should have consolidated these entities under the accounting guidance for Variable Interest Entities (VIEs). Although our previous disclosures conformed to VIE disclosure requirements, we have

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 1. Description of Business (Continued)

included additional information to provide: 1) the VIE balances included on the Consolidated Balance Sheet; 2) tabular disclosure of the VIE balances that are included in our consolidated balances; and 3) additional disclosure of risks associated with our VIEs.

Note 2. Revisions to Historical Financial Statements

        The Company has revised the historical financial statements of Laureate to correct certain immaterial errors. These errors did not result in a material misstatement of our historical financial statements. In addition, we have revised the historical financial statements to retrospectively account for measurement-period adjustments from business combinations, in accordance with ASC 805, "Business Combinations." The following tables summarize the various adjustments, and the larger adjustments are described further below:

For the year ended December 31, 2014	Previously Reported	Revisions	As Revised
Revenues	$4,407,658	$7,024	$4,414,682
Costs and expenses:
Direct costs	3,836,867	1,312	3,838,179
General and administrative expenses	150,789	426	151,215
Loss on impairment of assets	125,788	—	125,788

Operating income	294,214	5,286	299,500
Interest income	28,217	(6,395)	21,822
Interest expense	(386,463)	709	(385,754)
Loss on debt extinguishment	(22,984)	—	(22,984)
Loss on derivatives	(3,101)	—	(3,101)
Other expense, net	(705)	(479)	(1,184)
Foreign currency exchange loss, net	(109,970)	—	(109,970)

Loss from continuing operations before income taxes and equity in net income of affiliates	(200,792)	(879)	(201,671)
Income tax benefit	37,562	1,498	39,060
Equity in net income of affiliates, net of tax	158	—	158

Net (loss) income	(163,072)	619	(162,453)
Net loss attributable to noncontrolling interests	4,162	—	4,162

Net (loss) income attributable to Laureate Education, Inc.	$(158,910)	$619	$(158,291)

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 2. Revisions to Historical Financial Statements (Continued)

For the year ended December 31, 2013	Previously Reported	Revisions	As Revised
Revenues	$3,913,530	$351	$3,913,881
Costs and expenses:
Direct costs	3,415,666	2,783	3,418,449
General and administrative expenses	140,709	488	141,197
Loss on impairment of assets	33,582	—	33,582

Operating income (loss)	323,573	(2,920)	320,653
Interest income	15,410	6,395	21,805
Interest expense	(350,897)	701	(350,196)
Loss on debt extinguishment	(1,361)	—	(1,361)
Gain on derivatives	6,631	—	6,631
Other income, net	7,020	479	7,499
Foreign currency exchange loss, net	(3,102)	—	(3,102)

(Loss) income from continuing operations before income taxes and equity in net loss of affiliates	(2,726)	4,655	1,929
Income tax expense	(90,640)	(606)	(91,246)
Equity in net loss of affiliates, net of tax	(905)	—	(905)

(Loss) income from continuing operations	(94,271)	4,049	(90,222)
Income from discontinued operations, net of tax	796	—	796
Gain on sales of discontinued operations, net of tax	4,350	—	4,350

Net (loss) income	(89,125)	4,049	(85,076)
Net loss attributable to noncontrolling interests	15,398	—	15,398

Net (loss) income attributable to Laureate Education, Inc.	$(73,727)	$4,049	$(69,678)

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 2. Revisions to Historical Financial Statements (Continued)

For the year ended December 31, 2012	Previously Reported	Revisions	As Revised
Revenues	$3,574,070	$(6,953)	$3,567,117
Costs and expenses:
Direct costs	3,147,101	1,429	3,148,530
General and administrative expenses	110,463	(385)	110,078
Loss on impairment of assets	58,329	—	58,329

Operating income (loss)	258,177	(7,997)	250,180
Interest income	19,467	—	19,467
Interest expense	(307,643)	(85)	(307,728)
Loss on debt extinguishment	(4,421)	—	(4,421)
Loss on derivatives	(63,234)	—	(63,234)
Loss from regulatory changes	(43,716)	—	(43,716)
Other expense, net	(5,533)	—	(5,533)
Foreign currency exchange gain, net	14,401	—	14,401

Loss from continuing operations before income taxes and equity in net loss of affiliates	(132,502)	(8,082)	(140,584)
Income tax expense	(68,007)	(54)	(68,061)
Equity in net loss of affiliates, net of tax	(8,702)	—	(8,702)

Loss from continuing operations	(209,211)	(8,136)	(217,347)
Income from discontinued operations, net of tax	4,384	—	4,384
Gain on sales of discontinued operations, net of tax	3,308	—	3,308

Net loss	(201,519)	(8,136)	(209,655)
Net loss attributable to noncontrolling interests	8,597	—	8,597

Net loss attributable to Laureate Education, Inc.	$(192,922)	$(8,136)	$(201,058)

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 2. Revisions to Historical Financial Statements (Continued)

December 31, 2014	Previously Reported	Revisions	As Revised
Assets
Total current assets	$1,156,364	$(2,926)	$1,153,438
Property and equipment, net	2,510,644	3,675	2,514,319
Total intangible assets, net	4,003,482	21,139	4,024,621
Other long-term assets	747,848	(2,008)	745,840

Total assets	$8,418,338	$19,880	$8,438,218

Liabilities and stockholders' equity
Total current liabilities	$1,668,459	$856	$1,669,315
Long-term debt, less current portion	4,334,736	(1,155)	4,333,581
Other long-term liabilities	1,306,848	28,050	1,334,898

Total liabilities	7,310,043	27,751	7,337,794

Redeemable noncontrolling interests and equity	43,876	—	43,876
Total Laureate Education, Inc. stockholders' equity	1,024,939	(7,871)	1,017,068
Noncontrolling interests	39,480	—	39,480

Total stockholders' equity	1,064,419	(7,871)	1,056,548

Total liabilities and stockholders' equity	$8,418,338	$19,880	$8,438,218

December 31, 2013	Previously Reported	Revisions	As Revised
Assets
Total current assets	$1,382,640	$8,072	$1,390,712
Property and equipment, net	2,657,141	(415)	2,656,726
Total intangible assets, net	3,928,231	(1,843)	3,926,388
Other long-term assets	483,163	(1,909)	481,254

Total assets	$8,451,175	$3,905	$8,455,080

Liabilities and stockholders' equity
Total current liabilities	$1,585,701	$10,703	$1,596,404
Long-term debt, less current portion	4,119,497	(527)	4,118,970
Other long-term liabilities	1,187,285	1,119	1,188,404

Total liabilities	6,892,483	11,295	6,903,778

Redeemable noncontrolling interests and equity	42,165	—	42,165
Total Laureate Education, Inc. stockholders' equity	1,473,145	(7,390)	1,465,755
Noncontrolling interests	43,382	—	43,382

Total stockholders' equity	1,516,527	(7,390)	1,509,137

Total liabilities and stockholders' equity	$8,451,175	$3,905	$8,455,080

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 2. Revisions to Historical Financial Statements (Continued)

        The only impacts of the revision to the historical Consolidated Statements of Comprehensive Income and Stockholders' Equity were the changes to net income shown above. The impacts of the revision to the historical Consolidated Statements of Cash Flows were inconsequential.

Revenue Recognition

        During prior periods, we erroneously recognized revenue at certain institutions due to the incorrect application of our revenue recognition accounting policy, primarily related to the release of student refund liabilities into revenue prior to fulfillment of the contractual obligation. We have corrected the amount of revenue reported each year, which increased/(decreased) previously reported Revenues for the years ended December 31, 2014, 2013 and 2012 by $7,024, $351 and $(6,953), respectively.

Interest Income

        During the fourth quarter of 2014, we determined that one of our Brazilian entities had not recognized Interest income in the proper periods for the escrow deposit that was made in 2013, related to the acquisition of Faculdades Metropolitanas Unidas Educacionais (FMU). Recording this in the correct periods resulted in a decrease in previously reported Interest income for the year ended December 31, 2014 of $6,395, and a corresponding increase in previously reported Interest income for the year ended December 31, 2013 of the same amount.

Measurement-Period Adjustments

        We have revised our previously issued financial statements for measurement-period adjustments related to business combinations, principally our September 2014 acquisition of FMU. The retrospective adjustments for FMU resulted in increases in the amounts of previously reported December 31, 2014 Goodwill and Other long-term liabilities of $21,139 and $28,050, respectively, and were primarily attributable to deferred taxes on certain contingent tax liabilities, as well as finalization of an appraisal of certain property and equipment.

Reclassification of Student Deposits

        In our previously issued December 31, 2013 balance sheet, an institution in our GPS segment had misclassified student deposits that it had received during 2013 as reductions of accounts receivable. As part of this revision, we have adjusted the December 31, 2013 balance sheet to properly classify these student deposits as current liabilities, resulting in an increase in Accounts and notes receivable and Deferred revenue and student deposits of approximately $11,200.

Note 3. Significant Accounting Policies

        The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States (GAAP) requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

Principles of Consolidation and Investments in Affiliates

General

        Our Consolidated Financial Statements include all accounts of Laureate, our majority-owned subsidiaries, and educational institutions that are part of our network and, although not owned by Laureate, are VIEs pursuant to Accounting Standards Codification (ASC) Topic 810-10, "Consolidation." As of December 31, 2014, the Laureate network includes 17 VIE institutions in 10 countries. Laureate has determined it is the "primary beneficiary" of these VIEs, as such term is defined in ASC 810-10-20, and has consolidated the financial results of operations, assets and liabilities, and cash flows of these VIEs in the Company's Consolidated Financial Statements. Intercompany accounts and transactions have been eliminated in consolidation.

Noncontrolling Interests

        A noncontrolling interest is the portion of a subsidiary that is not attributable to us either directly or indirectly. A noncontrolling interest can also be referred to as a minority interest. We recognize noncontrolling interest holders' share of equity and net income or loss separately in Noncontrolling interests in the Consolidated Balance Sheets and Net loss attributable to noncontrolling interests in the Consolidated Statements of Operations. For the VIEs in our network, we generally do not recognize a noncontrolling interest. A noncontrolling interest is only recognized when a VIE's economics are shared with a third party (e.g., when the transferor of the control of the VIE retained a portion of the economics associated with it).

The VIE Arrangements

        Laureate consolidates in its financial statements certain internationally based educational organizations that do not have shares or other equity ownership interests. Although these educational organizations may be considered not-for-profit entities in their home countries, and they are operated in compliance with their respective not-for-profit legal regimes, we believe they do not meet the definition of a not-for-profit entity under GAAP, and we treat them as "for-profit" entities for accounting purposes. These entities generally cannot declare dividends or distribute their net assets to the entities that control them. We believe that we fully comply with all local laws and regulations.

        Under ASC Topic 810-10, "Consolidation," we have determined that these institutions are VIEs and that Laureate is the primary beneficiary of these VIEs because we have, as further described herein: (1) the power to direct the activities of the VIEs that most significantly affect their educational and economic performance, and (2) the right to receive economic benefits from contractual and other arrangements with the VIEs that could potentially be significant to the VIEs. We account for the acquisition of the right to control a VIE in accordance with ASC 805.

        As with all of our educational institutions, the VIE institutions' primary source of income is tuition fees paid by students, for which the students receive educational services and goods that are proportionate to the prices charged. Laureate maintains control of these VIEs through its rights to designate a majority of the governing entities' board members, through which we have the legal ability to direct the activities of the entities. Laureate maintains a variable interest in these VIEs through mutual contractual arrangements at market rates and terms that provide them with necessary products

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

and services, and/or intellectual property, and has the ability to enter into additional such contractual arrangements at market rates and terms. We also have the ability to transfer our rights to govern these VIEs, or the entities that possess those rights, to other parties, which could yield a return if and when these rights are transferred.

        We generally do not have legal entitlement to distribute the net assets of the VIEs. Generally, in the event of liquidation or the sale of the net assets of the VIEs, the net proceeds can only be transferred either to another VIE institution with similar purposes or to the state. In the unlikely case of liquidation or a sale of the net assets of the VIE, we may be able to retain the residual value by naming another Laureate-controlled VIE resident in the same jurisdiction as the recipient, if one exists; however we generally cannot name a for-profit entity as the recipient. Moreover, because the institution generally would be required to provide for the continued education of its students, liquidation would not be a likely course of action and would be unlikely to result in significant residual assets available for distribution. However, we operate our VIEs as going concern enterprises, maintain control in perpetuity, and have the ability to provide additional contractual arrangements for educational and other services priced at up to market rates with Laureate-controlled service companies. Typically, we are not legally obligated to make additional investments in the VIE institutions.

        Laureate for-profit entities provide necessary products and services, and/or intellectual property, to all institutions in the Laureate International Universities network, including the VIE institutions, through contractual arrangements at market rates and terms, which are accretive to Laureate. We periodically modify the rates we charge under these arrangements to ensure that they are priced at or below fair market value and to add additional services. If it is determined that contractual arrangements with any institution are not on market terms, it could have an adverse regulatory impact on such institution. We believe these arrangements improve the quality of the academic curriculum and the students' educational experience. There are currently four types of contractual arrangements: (i) intellectual property (IP) royalty arrangements; (ii) network fee arrangements; (iii) management service arrangements; and (iv) lease arrangements.

  (i)
  Under the IP royalty arrangements, institutions in the Laureate International Universities network pay to Laureate royalty payments for the use of Laureate's tradename and best practice policies and procedures.

  (ii)
  Institutions in the Laureate International Universities network gain access to other network resources, including academic content, support with curriculum design, online programs, professional development, student exchange and access to dual degree programs, through network fee arrangements whereby the institutions pay stipulated fees to Laureate for such access.

  (iii)
  Institutions in the Laureate International Universities network contract with Laureate and pay fees under management services agreements for the provision of support and managerial services including access to management, legal, tax, finance, accounting, treasury and other services, which in some cases Laureate provides through shared service arrangements.

  (iv)
  Laureate for-profit entities, including for-profit entities in which the VIEs are investors, own various campus real estate properties and have entered into long-term lease contracts with the respective institutions in the Laureate International Universities network, whereby they pay market-based rents for the use of the properties in the conduct of their educational operations.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

        Revenues recognized by Laureate's for-profit entities from these contractual arrangements with our consolidated VIEs were approximately $113,500, $111,580 and $103,892 for the years ended December 31, 2014, 2013, and 2012, respectively. These revenues are eliminated in consolidation.

        Under our accounting policy, we allocate all of the income or losses of these VIEs to Laureate unless there is a noncontrolling interest where the economics of the VIE are shared with a third party. The income or losses of these VIEs allocated to Laureate represent the earnings after deducting charges related to contractual arrangements with our for-profit entities as described above. We believe that the income remaining at the VIEs after these charges accretes value to our rights to control these entities.

        Laureate's VIEs are generally exempt from income taxes. As a result, the VIEs generally do not record deferred tax assets or liabilities or recognize any income tax expense in the Consolidated Financial Statements. No deferred taxes are recognized by the for-profit service companies for the remaining income in these VIEs as the legal status of these entities generally prevents them from declaring dividends or making distributions to their sponsors. However, these for-profit service companies record income taxes related to revenues from their contractual arrangements with these VIEs.

Risks in relation to the VIEs

        We believe that all of the VIE institutions in the Laureate network are operated in full compliance with local law and that the contractual arrangements with the VIEs are legally enforceable. However, these VIEs are subject to regulation by various agencies based on the requirements of local jurisdictions. These agencies, as well as local legislative bodies, review and update laws and regulations as they deem necessary or appropriate. We cannot predict the form of any laws that may be enacted, or regulations that ultimately may be adopted in the future, or what effects they might have on our business, financial condition, results of operations and cash flows. If local laws or regulations were to change, if the VIEs were found to be in violation of existing local laws or regulations, or if the regulators were to question the financial sustainability of the VIEs and/or whether the contractual arrangements were at fair value, local government agencies could, among other actions:

  •
  revoke the business licenses and/or accreditations of the VIE institutions;

  •
  void or restrict related-party transactions, such as the contractual arrangements between Laureate and the VIE institutions;

  •
  impose fines that significantly impact business performance or other requirements with which the VIEs may not be able to comply;

  •
  require Laureate to change the VIEs' governance structures, such that Laureate would no longer maintain control of the activities of the VIEs; or

  •
  disallow a transfer of our rights to govern these VIEs, or the entities that possess those rights, to a third party for consideration.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

        Laureate's ability to conduct our business would be negatively affected if local governments were to carry out any of the aforementioned or other similar actions. In any such case, Laureate may no longer be able to consolidate the VIEs.

        Selected Consolidated Statements of Operations information for these VIEs was as follows, net of the charges related to the above-described contractual arrangements:

For the years ended December 31,	2014	2013	2012
Selected Statements of Operations information:
Revenues, by segment:
LatAm	$458,080	$566,154	$581,008
Europe	130,353	115,800	95,271
AMEA	139,146	93,690	67,308

Revenues	727,579	775,644	743,587
Depreciation and amortization	54,821	50,159	45,831
Operating (loss) income, by segment:
LatAm	(50,028)	21,728	50,314
Europe	(11,243)	8,660	5,829
AMEA	4,386	2,756	1,005

Operating (loss) income	(56,885)	33,144	57,148
Net (loss) income	(51,471)	41,111	54,306
Net (loss) income attributable to Laureate Education, Inc.	(50,941)	41,061	55,191

        Included in Net (loss) income for the VIEs in the table above is non-operating investment income that was recorded by three of the Chilean institutions relating to investments that these institutions have in a for-profit, education-related real estate subsidiary of Laureate in Chile. This non-operating investment income, which eliminated in consolidation, totaled $11,981, $11,021 and $9,861 for the years ended December 31, 2014, 2013 and 2012, respectively. Also, of Laureate's impairment charges of $125,788, $33,582 and $58,329 for the years ended December 31, 2014, 2013 and 2012, respectively, $47,965, $1,987 and $789 related to the VIEs. In 2014, the impairment charges related to VIE institutions were all within the LatAm segment. In 2013 and 2012, the impairment charges all related to VIE institutions within the AMEA segment. See Note 8, Goodwill and Other Intangible Assets, for further discussion of the impairment charges recorded.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

        The following table reconciles the Net (loss) income attributable to Laureate Education, Inc. as presented in the table above, to the amounts in our Consolidated Statements of Operations:

For the years ended December 31,	2014	2013	2012
Net (loss) income attributable to Laureate Education, Inc.:
Variable interest entities	$(50,941)	$41,061	$55,191
Other operations	291,212	211,742	122,532
Corporate and eliminations	(398,562)	(322,481)	(378,781)

Net loss attributable to Laureate Education, Inc.	$(158,291)	$(69,678)	$(201,058)

        The following table presents selected assets and liabilities of the consolidated VIEs. Except for Goodwill, the assets in the table below include the assets that can be used only to settle the obligations for the VIEs. The liabilities in the table are liabilities for which the creditors of the VIEs do not have recourse to the general credit of Laureate.

        Selected Consolidated Balance Sheet amounts for these VIEs were as follows:

	December 31, 2014		December 31, 2013
	VIE	Consolidated	VIE	Consolidated
Balance Sheets data:
Cash and cash equivalents	$122,712	$461,584	$112,061	$559,900
Other current assets	192,867	691,854	195,005	830,812

Total current assets	315,579	1,153,438	307,066	1,390,712
Goodwill	256,668	2,469,795	295,741	2,376,678
Tradenames and accreditations	118,652	1,461,762	167,434	1,519,737
Other intangible assets, net	284	93,064	49	29,973
Other long-term assets	760,169	3,260,159	792,761	3,137,980

Total assets	1,451,352	8,438,218	1,563,051	8,455,080
Total current liabilities	388,588	1,669,315	325,782	1,596,404
Long-term debt and other long-term liabilities	118,534	5,668,479	151,295	5,307,374

Total liabilities	507,122	7,337,794	477,077	6,903,778
Total stockholders' equity	944,230	1,056,548	1,085,974	1,509,137
Total stockholders' equity attributable to Laureate Education, Inc.	920,073	1,017,068	1,065,468	1,465,755

        The VIEs' Cash and cash equivalents balances are generally required to be used only for the benefit of the operations of these VIEs. These balances are included in Cash and cash equivalents in our Consolidated Balance Sheets.

        As a consequence of student protests and political disturbances during 2011 and 2012, the former Chilean government announced several proposed reforms to the higher education system. The reforms, if adopted, could have included changing the current accreditation system to make it more demanding, revising the student financing system to provide a single financing system for students in all higher

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

education institutions (replacing the government-sponsored student financing program known as the Crédito con Aval del Estado, the CAE Program), establishing a system of information transparency for higher education, creating an agency to promote accountability by higher education institutions, changing certain corporate governance rules for universities (such as the need for a minimum number of independent directors), and establishing procedures for the approval of transactions between higher education institutions and related parties. Other legislative reforms were promoted by members of the Chilean Congress but were not supported by the previous Chilean government, including proposals to restrict related party transactions between higher education institutions and entities that control them. In November and December 2013, Chile held national elections. The presidential election was won by former president Michelle Bachelet, who assumed office on March 11, 2014, and a political coalition led by Ms. Bachelet won the elections for both houses of the Chilean Congress, in each case for the four years starting March 11, 2014. Although the election platform of the new government mentioned that stronger regulation of higher education was required, it did not contain specific commitments with respect to the abovementioned reforms, other than the creation of a special agency to oversee higher education institutions' compliance with law and regulations. In the second quarter of 2014 the new government announced the withdrawal of all of the prior administration's higher education proposals and its intent to submit new bills to the Chilean Congress during the second half of 2014. No such legislation has been introduced yet and, in September 2015, the Minister of Education announced that no legislation on higher education reform would be submitted to Congress before December 2015 at the earliest. We anticipate that any proposed legislation would, if adopted, introduce significant changes to the regulatory environment for higher education in Chile.

        On July 14, 2015, the Ministry of Education published on its website a "working document" (Documento de Trabajo) entitled "Bases for Reform to the National System of Higher Education", in which it set out a proposed framework for the higher education legislation that it is considering introducing and requested public comment on the proposals not later than August 20, 2015. The principal elements of the proposal include a new regulatory framework for higher education (including a Superintendency of Higher Education), a mandatory common admissions process for all higher education institutions, a mandatory unified accreditation system for all institutions and programs, a new public financing system with the ultimate goal of providing free tuition for all undergraduate students at qualifying higher education institutions that choose to participate (although initially, free tuition would be offered only to students from lower-income households), and a prohibition on related party transactions. In order for a higher education institution to be eligible for its undergraduate students to receive free tuition, the institution would have to be organized as a not-for-profit entity, not have any for-profit entities as members or sponsors of the institution, and own a not-yet-specified percentage of its fixed assets. The proposals described in the Documento de Trabajo have not yet been transformed into a legislative proposal and we cannot predict whether any legislative proposal that the Ministry of Education introduces would contain any or all of these terms, or that the Chilean Congress would enact any such legislative proposal. However, if these proposals, or other reform proposals that may be made, were to be enacted, they could have a material adverse effect on our financial condition and results of operations.

        In related developments, the Chilean Congress recently approved legislation that provides for the appointment of a provisional administrator or closing administrator to handle the affairs of failing universities or universities found to have breached their bylaws. In addition, the Chilean Congress has

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

recently approved legislation that would permit, but not require, universities and technical/vocational institutes to include in their bylaws provisions contemplating the participation of students, professors and employees in the governance of the institution. The legislation also provides that bylaws cannot contain provisions that prohibit, limit or obstruct the free organization of students as well as academic and non-academic personnel.

        In June 2012, an investigative committee of the Chilean Chamber of Deputies issued a preliminary report on the Chilean higher education system alleging that certain universities, including the three universities that Laureate controls in Chile, have not complied with the requirements of Chilean law that universities be not-for-profit. Among the irregularities cited in the report are high salaries to board members or top executives, outsourcing of services to related parties, and that universities are being bought and sold by foreign and economic groups. The investigative committee referred its report to the Ministry of Education and to the Public Prosecutor of Chile to determine whether there has been any violation of the law. The Public Prosecutor appointed a regional prosecutor to investigate whether any criminal charges should be brought for alleged violations of the laws on higher education and, more than three years later, no charges have been brought by the regional prosecutor against any institutions in the Laureate International Universities network. On July 19, 2012, the Chilean Chamber of Deputies rejected the report of the investigative committee. In December 2012, in light of the criminal prosecution of the former president of the National Accreditation Commission for alleged bribery, the Chilean Chamber of Deputies mandated its Education Commission to be an investigative committee regarding the functioning of the National Accreditation Commission, especially with respect to compliance with the National Accreditation Commission's duty to oversee higher education entities. The Education Commission delivered a report, which was approved by the Chamber of Deputies on October 1, 2013, containing several recommendations to improve regulation of the higher education accreditation system. Additionally, the Chilean Chamber of Deputies approved the creation of a special investigative committee to resume the investigation of higher education performed by the investigative committee that issued the June 2012 report that was previously rejected by the Chamber of Deputies. On January 15, 2014, that investigative committee approved a new report recommending, among other things, improvements to the Chilean higher education system regulations, amendments to the higher education financing system, particularly the CAE Program, imposition of criminal penalties for violation of the requirement that universities be not-for-profit, and support of legislation that would prohibit related party transactions, prohibit the transfer of control of universities, and require universities to have independent board members. The report was approved by the full Chamber of Deputies on April 1, 2014.

        On February 18, 2014, the Ministry of Education disclosed that on November 15, 2013 and February 11, 2014, it had initiated internal investigations into Universidad de Las Américas Chile (UDLA Chile) and Universidad Andrés Bello (UNAB Chile), respectively. The investigations were initiated upon referrals from the National Education Council and the National Accreditation Commission, which had conveyed to the Ministry of Education their concerns regarding certain agreements entered into by UDLA Chile and UNAB Chile with their controlling entities, including concerns about the amount and real use made by the universities of the services provided under those agreements. The investigations are an initial step by the Ministry of Education to determine whether the Ministry should begin formal sanction proceedings against the universities. The Ministry of

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

Education also disclosed that it has delivered relevant documentation on the matter to the Public Prosecutor.

        While we believe that all of our institutions in Chile are operating in full compliance with Chilean law, we cannot predict the extent or outcome of any educational reforms that may be implemented in Chile, whether the Ministry of Education or the Public Prosecutor will take any action in response to the reports of the Chamber of Deputies investigative committees, or what outcome may result from any investigations undertaken by the Ministry of Education or Public Prosecutor in response to the referrals from the National Education Council and National Accreditation Commission.

        The National System of Quality Assurance in Higher Education is a law that establishes a system of institutional accreditation and a process of accreditation of courses of study or programs. The National Accreditation Commission is an autonomous entity that delivers opinions on the institutional accreditation of higher education institutions and authorizes the private agencies in charge of accreditation. Institutional accreditation is required for new students to be eligible to participate in the CAE Program. On October 17, 2013, UDLA Chile was notified by the National Accreditation Commission that its institutional accreditation would not be renewed. UDLA Chile appealed this decision but received a final determination that the appeal was denied on January 22, 2014. UDLA Chile will begin a new accreditation process during the last quarter of 2015.

VIE formerly consolidated

        In the second half of 2010, Ecuador adopted a new Higher Education Law (the New Law) that, if implemented, would require Laureate to modify the governance structure of our institution in that country, UDLA Ecuador, to implement a system of co-governance that would cause us to lose the ability to control that institution. In June 2011, Laureate revised the long-range financial plan for UDLA Ecuador as certain growth acceleration initiatives were either delayed or indefinitely postponed. As a result of these lowered expectations, we recognized a $7,200 impairment loss on Tradenames and accreditations.

        In the fourth quarter of 2012, the Consejo de Educación Superior (CES), the relevant regulatory body, commenced reviewing and issuing comments on bylaws submitted by other Ecuadorian higher education institutions, implementing and enforcing the co-governance provisions of the New Law. In accordance with ASC 810-10-15-10, the Company believed that control no longer resided with Laureate given the governmentally imposed uncertainties. As a result, UDLA Ecuador was deconsolidated in the fourth quarter of 2012 and a loss of $43,716 was recorded in Loss from regulatory changes in the Consolidated Statement of Operations. This loss represented Laureate's initial investment on the LBO date in the Ecuadorian institution of $17,907, as well as $25,809 of accumulated earnings from the LBO date to the date of deconsolidation.

        Certain for-profit entities of Laureate continue to provide services and/or intellectual property to UDLA Ecuador through contractual arrangements at market rates. However, beginning in the fourth quarter of 2012 and prospectively, only earnings that are realized through these various contractual arrangements are being recognized by the Company. During the fourth quarter of 2012, the total amount recognized through these contractual arrangements was $3,209, which was primarily recorded as other revenues in our Consolidated Statement of Operations for the year ended December 31, 2012.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

During the years ended December 31, 2014 and 2013, the total amount recognized through these contractual arrangements, primarily as other revenues, were $18,132 and $15,623, respectively. As of December 31, 2014 and 2013, we had payables to UDLA Ecuador of $7,263 and $12,027, respectively, and receivables from UDLA Ecuador of $2,066 and $1,209, respectively. Also, during the fourth quarter of 2012 and during the year ended December 31, 2013, UDLA Ecuador made capital contributions of $8,368 and $9,106, respectively, to an education-related real estate subsidiary of Laureate in Chile. These capital contributions are recorded as (Distributions to) and capital contributions from noncontrolling interest holders of subsidiaries in the Consolidated Statements of Cash Flows. As of December 31, 2014 and 2013, UDLA Ecuador's investment in this Chilean real estate subsidiary was approximately $25,000 and $30,000, respectively. During the year ended December 31, 2014, the Chilean real estate subsidiary made dividend payments to UDLA Ecuador of $811, related to this investment.

        Selected Consolidated Statements of Operations information for UDLA Ecuador during the periods that it was consolidated was as follows, net of the charges related to the above-described contractual arrangements:

Nine months ended September 30, 2012
Statements of Operations data:
Revenues	$31,755
Depreciation and amortization	812
Operating income	6,776
Net income	7,091
Net income attributable to Laureate Education, Inc.	7,091

Affiliates

        When Laureate exercises significant influence over an affiliated entity, but does not control the entity, we account for our investments using the equity method of accounting. Significant influence occurs generally through ownership, directly or indirectly, of at least 20% and up to 50% of the voting interests. Under the equity method of accounting, Laureate records the proportionate share of these investments in Other assets in the Consolidated Balance Sheets. Our proportionate share of income or loss related to these investments is recorded in Equity in net income (loss) of affiliates, net of tax, in the Consolidated Statements of Operations.

        Equity investments in which we do not exercise significant influence, generally through ownership of less than 20% of the voting rights, are accounted for using the cost method of accounting. Under the cost method of accounting, the investment is carried at cost on the Consolidated Balance Sheets in Other assets and income is recognized when dividends are received.

        Impairments are recognized for an equity or cost method investment when and if the investment suffers an other-than-temporary decline in value. At that time, the investment is adjusted to its new fair value, and the difference is recognized as a loss in our Consolidated Statements of Operations. For equity method investments, this impairment loss is included in Equity in net income (loss) of affiliates, net of tax.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

Business Combinations

        Effective January 1, 2009, Laureate adopted the accounting guidance for business combinations as prescribed by ASC 805, "Business Combinations." When we complete a business combination, all tangible and identifiable intangible assets acquired and all liabilities assumed are recorded at fair value. Any excess purchase price is recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred. If Laureate acquires less than 100% of an entity (a partial acquisition) and consolidates the entity upon acquisition, all assets and liabilities, including noncontrolling interests, are recorded at their estimated fair value. When a partial acquisition results in Laureate obtaining control of an entity, Laureate remeasures any previously existing investment in the entity at fair value and records a gain or loss. Partial acquisitions in which Laureate's control does not change are accounted for as equity transactions. Revenues and the results of operations of the acquired business are included in the accompanying Consolidated Financial Statements commencing on the date of acquisition.

        During each of the years presented, Laureate acquired businesses that were accounted for using the acquisition method of accounting. Certain acquisitions require the payment of contingent amounts of purchase consideration if specified operating results are achieved in periods subsequent to the acquisition date. For acquisitions consummated on or after January 1, 2009, we record such contingent consideration at fair value on the acquisition date, with subsequent adjustments recognized in Direct costs in our Consolidated Statements of Operations. We classify the subsequent cash payments of contingencies that are recorded at the acquisition date within financing activities in the Consolidated Statements of Cash Flows. Contingent consideration arrangements related to acquisitions consummated prior to January 1, 2009 result in additional goodwill being recorded upon settlement of the underlying contingencies, with the settlement of these contingencies by transfer of cash classified within investing activities in the Consolidated Statements of Cash Flows.

        Laureate generally obtains indemnification from the sellers of the higher education institutions upon acquisition for various contingent liabilities that may arise and are related to pre-acquisition events in order to protect itself from economic losses arising from such exposures. Prior to January 1, 2009, we did not record indemnification assets related to any liabilities recorded as part of the purchase price allocation. Instead, an indemnification asset was recorded when the seller was obligated to make a payment under the indemnification and the amount was determined to be reasonably assured of collection. In cases in which the contingent liability was extinguished for an amount less than originally established or the related statute of limitations lapses such that the contingent amount was no longer required to be paid, the remaining liability was reversed, and any difference between the liability's carrying value and settlement amount was recognized in our Consolidated Statements of Operations.

        For acquisitions consummated on or after January 1, 2009, we recognize an indemnification asset at the same time and on the same basis as the related indemnified item, subject to any contractual limitations and to the extent that collection is reasonably assured, in accordance with ASC 805. In subsequent periods, changes in the indemnified item are offset by changes in the indemnification asset. We assess the realizability of the indemnification assets each reporting period. However, changes in uncertain income tax positions are recorded as a component of Income tax benefit (expense), while related changes to the indemnification asset are included in Operating income in the Consolidated Statements of Operations.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

Redeemable Noncontrolling Interests and Equity

        In certain cases, Laureate initially purchases a majority ownership interest in a company and uses various put and call arrangements with the noncontrolling interest holders that require or enable us to purchase all or a portion of the remaining minority ownership at a later date. The nature of these Minority Put Arrangements and our accounting for the redeemable noncontrolling interests are discussed below.

Minority Put Arrangements

        Minority Put Arrangements give noncontrolling interest holders the right to require Laureate to purchase their shares (i.e., Put option). The Put option price is generally established by multiplying an agreed-upon earnings measurement of the acquired company by a negotiated factor within a specified time frame. The future earnings measurement is based on an agreed-upon set of rules that are not necessarily consistent with GAAP, which we refer to as "non-GAAP earnings."

        Laureate accounts for all of these Minority Put Arrangements as temporary equity in an account presented between liabilities and equity called Redeemable noncontrolling interests and equity on the Consolidated Balance Sheets. This classification is appropriate because the instruments are contingently redeemable based on events outside Laureate's control. This accounting treatment is in accordance with ASC 480-10-S99, "Distinguishing Liabilities from Equity."

        Redeemable noncontrolling interests are accreted to their redemption value (Put value) over the period from the date of issuance to the first date on which the Put option is exercisable. The change in Put value is recorded against Additional paid-in capital since Laureate has an Accumulated deficit. If Laureate had retained earnings, then the change in Put value would be recorded against retained earnings. In a computation of earnings per share, the accretion of redeemable noncontrolling interests to their redemption value would be a reduction of earnings available to common stockholders.

Foreign Currency Translation and Transaction Gains and Losses

        The USD is the functional currency of Laureate and our subsidiaries operating in the United States. Our subsidiaries' financial statements are maintained in their functional currencies. The functional currency of each of our foreign subsidiaries is the currency of the economic environment in which the subsidiary primarily does business. Our foreign subsidiaries' financial statements are translated into USD using the exchange rates applicable to the dates of the financial statements. Assets and liabilities are translated into USD using the period-end spot foreign exchange rates. Income and expenses are translated at the weighted-average exchange rates in effect during the period. Equity accounts are translated at historical exchange rates. The effects of these translation adjustments are reported as a component of Accumulated other comprehensive income (loss) included in the Consolidated Statements of Stockholders' Equity.

        Laureate has certain intercompany loans that are deemed to have the characteristics of a long-term investment. That is, the settlement of the intercompany loan is not planned or anticipated in the foreseeable future. Transaction gains and losses related to these types of loans are recorded as a component of Accumulated other comprehensive income (loss) included in the Consolidated Statements of Stockholders' Equity. Transaction gains and losses related to all other intercompany loans

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

are included in Foreign currency exchange gain (loss), net in the Consolidated Statements of Operations.

        For any transaction that is in a currency different from the entity's functional currency, Laureate records a gain or loss based on the difference between the exchange rate at the transaction date and the exchange rate at the transaction settlement date (or rate at period end, if unsettled) as Foreign currency exchange gain (loss), net in the Consolidated Statements of Operations.

Cash and Cash Equivalents

        Laureate considers all highly liquid investments that are purchased with an original maturity of three months or less to be cash equivalents.

        The Department of Education of the Hunan Province in China considers it prudent for universities in Hunan to demonstrate that they have adequate cash to meet operational needs for the remainder of the academic year. Although there is no formal rule or law, it is customary to retain on the university's year-end balance sheet approximately 25% of the cash received from the September enrollment cycle. It is the Company's position that this is not a restricted cash requirement and therefore this cash has been classified as Cash and cash equivalents on the Company's Consolidated Balance Sheets.

Restricted Cash

        Laureate's United States institutions participate in the United States Department of Education (DOE) Title IV student financing assistance lending programs (Title IV programs). Restricted cash includes cash equivalents held to collateralize standby letters of credit in favor of the DOE. Letters of credit are required by the DOE in order to allow our United States institutions to participate in the Title IV program. In addition, Laureate may have restricted cash in escrow pending potential acquisition transactions, hold a United States deposit for a letter of credit in lieu of a surety bond, or otherwise have cash that is not immediately available for use in current operations.

Financial Instruments

        Laureate's financial instruments consist of cash and cash equivalents, restricted cash, accounts and notes receivable, other receivables, accounts payable, amounts due to shareholders of acquired companies, derivative instruments, debt, capital lease obligations, and redeemable noncontrolling interests and equity. Except for debt, as discussed in Note 10, Debt, the fair value of these financial instruments approximates their carrying amounts reported in the Consolidated Balance Sheets. Additional information about fair value is provided in Note 21, Fair Value Measurement.

        Our cash accounts are maintained with high-quality financial institutions with no significant concentration in any one institution. Our accounts receivable are not concentrated with any one significant customer. Our United States institutions participate in the DOE Title IV program and certain Chilean institutions in the Laureate network participate in a government-sponsored student financing program known as the CAE Program. During the course of the year, Laureate could have material receivables related to Title IV and the CAE Program.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

Accounts and Notes Receivable

        We recognize student receivables when an academic session begins, although students generally enroll in courses prior to the start of the academic session. Receivables are recognized only to the extent that amounts are due and collection is reasonably assured.

        Laureate offers long-term financing through note receivable agreements with students at certain of our institutions. These notes receivable generally are not collateralized. Non-interest bearing, long-term student receivables are recorded at present value using a discount rate approximating the unsecured borrowing rate for an individual. Differences between the present value and the principal amount of long-term student receivables are accreted through Interest income over their terms. Certain of our institutions have sold certain long-term student receivables to local financial institutions. These transactions were deemed sales of receivables and the receivables were derecognized from our Consolidated Balance Sheets. Refer to Note 12, Commitments and Contingencies, for further discussion of this program.

        Prior to 2011, a Chilean institution entered into agreements to sell long-term tuition receivables to local financial institutions. These agreements allowed the financial institutions to withhold 15% to 20% of the sales proceeds in a guarantee fund from which the financial institutions can withdraw amounts for delinquent loan payments. Certain Chilean institutions in the Laureate network also participate in the CAE Program. In this program, these institutions provide guarantees to third-party financing institutions for tuition loans made to qualifying students. In addition, a Chilean institution participated in a student loan program in which the institution provided a guarantee to a lender for 20% to 40% of the amount loaned directly from a lender to a student for tuition.

        One of our Mexican institutions also entered into various tuition financing arrangements in which the lenders either: 1) withhold a percentage of the balances loaned to students and our institution guarantees that outstanding portion of the students' loans; or 2) require our institution to deposit a portion of the funds in a guarantee fund held by the lenders. At each balance sheet date, the institutions record the value of these financial guarantees as liabilities in the Consolidated Balance Sheets. Refer to Note 12, Commitments and Contingencies, for a more detailed discussion.

Allowance for Doubtful Accounts

        Receivables are deemed to be uncollectible when they have been outstanding for two years, or earlier when collection efforts have ceased, at which time they are written-off. Prior to that, Laureate records an allowance for doubtful accounts to reduce our receivables to their net realizable value. Our allowance estimation methodology is based on the age of the receivables, the status of past-due amounts, historical collection trends, current economic conditions, and student enrollment status. In the event that current collection trends differ from historical trends, an adjustment is made to the allowance account and bad debt expense.

Inventory

        Laureate's inventory consists primarily of educational computer software, instructional materials, and supplies. We report inventory at the lower of cost or market and use the first-in, first-out inventory accounting method.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

Property and Equipment, and Leased Assets

        Property and equipment includes land, buildings, furniture, computer equipment and software, library books, leasehold improvements, and construction in-progress. We record property and equipment at cost less accumulated depreciation and amortization. Software that is developed for internal use is classified within the line item titled Furniture, computer equipment and software in our Consolidated Balance Sheets. Repairs and maintenance costs are expensed as incurred. Assets under construction are recorded in Construction in-progress until they are available for use. Interest is capitalized as a component of the cost of projects during the construction period.

        We conduct a significant portion of our operations at leased facilities. Laureate analyzes each lease agreement to determine whether it should be classified as a capital or an operating lease. We recognize operating lease rent expense on a straight-line basis over the expected term of each lease. In some instances, we enter into arrangements in which the landlord will construct real estate assets to be used for our business operations. In some cases, we are responsible for construction cost overruns or nonstandard tenant improvements. Laureate reviews these leases to determine whether we bear substantially all of the construction period risks and, therefore, should be considered for accounting purposes to be the "owner" of the real estate project. If we are deemed to be the owner we are required to capitalize the construction costs on our Consolidated Balance Sheet. Upon completion of the project, we perform a sale-leaseback analysis pursuant to guidance on accounting for leases to determine if we can remove the assets from our Consolidated Balance Sheet. For some of these leases, we are considered to have "continuing involvement," which precludes us from derecognizing the assets from our Consolidated Balance Sheet when construction is complete (a failed sale-leaseback). In conjunction with these leases, we capitalize the construction costs on our Consolidated Balance Sheet and also record financing obligations representing payments owed to the landlord. We do not report rent expense for the properties which are owned for accounting purposes. For capital leases, we initially record the assets at the lower of fair value or the present value of the future minimum lease payments, excluding executory costs. If the lease agreement includes a legal obligation that requires the leased premises to be returned in a predetermined condition, we recognize an asset retirement obligation and a corresponding depreciating asset, when such an asset exists.

        Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements, including structural improvements, are amortized using the straight-line method over the lesser of the estimated useful life of the asset or the lease term, including reasonably-assured renewals or purchase options that are considered likely to be exercised. Laureate includes the amortization of assets recorded under capital leases within depreciation expense. Assets under capital leases are typically amortized over the related lease term using the straight-line method.

        Depreciation and amortization periods are as follows:

Buildings	3 - 50 years
Furniture, computer equipment and software	2 - 15 years
Leasehold improvements	2 - 25 years

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

Land Use Rights

        Certain of our institutions in China, Malaysia, Mexico and Turkey have obtained land use rights for certain time periods from government authorities. Land use rights allow us to use the land to build our campus facilities. Upon expiry of a land use right, it will either be renewed or the land will be returned to the government authority. Land use rights are stated at cost less accumulated amortization and any recognized impairment loss. Amortization is provided on a straight-line basis over the respective term of the land use right agreement, and is recorded as rent expense within Direct costs in our Consolidated Statements of Operations.

Direct and Deferred Costs

        Direct costs reported on the Consolidated Statements of Operations represent the cost of operations, including selling and administrative expenses, which are directly attributable to specific business units.

        Deferred costs on the Consolidated Balance Sheets consist primarily of direct costs associated with debt issuance costs, online course development and accreditation. Debt issuance costs constitute the most significant portion of Deferred costs, and were paid as a result of certain debt transactions. These debt issuance costs are amortized over the term of the associated debt instruments. The amortization expense is recognized as a component of Interest expense in the Consolidated Statements of Operations. As of December 31, 2014 and 2013, the unamortized balances of debt issuance costs were $80,094 and $98,405, respectively. Deferred costs associated with the development of online educational programs are capitalized after technological feasibility has been established. Deferred online course development costs are amortized to Direct costs on a straight-line basis over the estimated period that the associated products are expected to generate revenues. Deferred online course development costs are evaluated on a quarterly basis through review of the corresponding course catalog. If a course is no longer listed or offered in the current course catalog, then the costs associated with its development are written off. As of December 31, 2014 and 2013, the unamortized balances of online course development costs were $56,292 and $62,435, respectively. Laureate defers direct and incremental third-party costs incurred for obtaining initial accreditation and for the renewal of accreditations. These accreditation costs are amortized to Direct costs over the life of the accreditation on a straight-line basis. As of December 31, 2014 and 2013, the unamortized balances of accreditation costs were $3,202 and $2,269, respectively.

        At December 31, 2014 and 2013, Laureate's total Deferred costs were $273,337 and $256,877, respectively, with accumulated amortization of $(133,749) and $(93,768), respectively.

Goodwill, Other Intangible Assets and Long-lived Assets

Goodwill

        Goodwill primarily represents the amounts paid by Wengen in excess of the fair value of the net assets acquired in the merger transaction (see Note 8, Goodwill and Other Intangible Assets), plus the excess purchase price over fair value of net assets for businesses acquired after the merger transaction.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

        Goodwill is evaluated annually as of October 1st of each year for impairment at the reporting unit level, in accordance with ASC 350, "Intangibles—Goodwill and Other." We also evaluate goodwill for impairment on an interim basis if events or changes in circumstances between annual tests indicate that the asset may be impaired. Goodwill is impaired when the carrying amount of a reporting unit's goodwill exceeds its implied fair value. A reporting unit is defined as a component of an operating segment for which discrete financial information is available and regularly reviewed by management of that segment. We have not made material changes to the methodology used to estimate fair value during the past three fiscal years.

        We have the option of first performing a qualitative assessment (i.e., step zero) before calculating the fair value of the reporting unit (i.e., step one of the two-step fair value-based impairment test). If we determine on the basis of qualitative factors that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test is required.

        If we do not perform the qualitative assessment for a reporting unit or determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative two-step fair value-based test is performed. In the first step, we estimate the fair value of each reporting unit, utilizing a weighted combination of a discounted cash flow analysis and a market multiples analysis. If the recorded net assets of the reporting unit are less than the reporting unit's estimated fair value, then there is no goodwill deemed to be impaired. If the recorded net assets of the reporting unit exceed its estimated fair value, then goodwill is potentially impaired and Laureate calculates the implied fair value of goodwill, by deducting the estimated fair value of all tangible and identifiable intangible net assets of the reporting unit from the estimated fair value of the reporting unit. If the recorded amount of goodwill exceeds this implied fair value, the difference is recognized as a Loss on impairment of assets in the Consolidated Statements of Operations.

        Our valuation approach utilizes a weighted combination of a discounted cash flow analysis and a market multiples analysis, where available. The discounted cash flow analysis relies on historical data and internal estimates, which are developed as a part of our long-range plan process, and includes an estimate of terminal value based on these expected cash flows using the generally accepted Gordon Dividend Growth formula, which derives a valuation using an assumed perpetual annuity based on the reporting unit's residual cash flows. The discount rate is based on the generally accepted Weighted Average Cost of Capital methodology, and is derived using a cost of equity based on the generally accepted Capital Asset Pricing Model and a cost of debt based on the typical rate paid by market participants. The market multiples analysis utilizes multiples of business enterprise value to revenues, operating income and earnings before interest, taxes, depreciation and amortization of comparable publicly traded companies and multiples based on fair value transactions where public information is available. Significant assumptions used in estimating the fair value include: (1) discount and growth rates, and (2) our long-range plan which includes enrollment, pricing, planned capital expenditures and operating margins. Management reviews the sum of the estimated fair value of all Laureate's reporting units to Laureate's enterprise value to corroborate the results of its weighted combination approach to determining fair value.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

Other Intangible Assets

        Other intangible assets on the Consolidated Balance Sheets include acquired indefinite-lived Tradenames and accreditations, which are valued using the relief-from-royalty method. This method estimates the amount of royalty expense that would be incurred if the assets were licensed from a third party. Any costs incurred to internally develop new tradenames are expensed as incurred.

        Indefinite-lived intangibles are evaluated annually as of October 1st of each year for impairment as well as on an interim basis if events or changes in circumstances between annual tests indicate that the asset may be impaired. The impairment test for indefinite-lived intangible assets generally requires a new determination of the fair value of the intangible asset using the relief-from-royalty method. If the fair value of the intangible asset is less than its carrying value, the intangible asset is adjusted to its new estimated fair value, and an impairment loss is recognized.

        Other intangible assets on the Consolidated Balance Sheets also include intangible assets with finite useful lives such as acquired student rosters and non-compete agreements. We use the income approach to establish the asset values of these intangible assets. The cost of finite-lived intangible assets is amortized on a straight-line basis over the intangible assets' estimated useful lives.

Long-lived Assets

        Long-lived assets, including finite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include, but are not limited to, a significant deterioration of operating results, a change in regulatory environment, changes in business plans, or adverse changes in anticipated future cash flows. If an impairment indicator is present, we evaluate recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to result from the use and eventual disposition of the assets. If the assets are determined to be impaired, the impairment recognized is the excess of the carrying amount over the fair value of the assets. Fair value is generally determined by the discounted cash flow method. The discount rate used in any estimate of discounted cash flows is the rate commensurate with a similar investment of similar risk.

Derivative Instruments

        In the normal course of business, our operations have significant exposure to fluctuations in foreign currency values and interest rate changes. Accordingly, Laureate mitigates a portion of these risks through a risk-management program that includes the use of derivative financial instruments (derivatives). Laureate selectively enters into foreign exchange forward contracts to reduce the earnings impact related to receivables and payables that are denominated in foreign currencies. In addition, Laureate uses interest rate swaps to mitigate certain risks associated with floating-rate debt arrangements. We do not engage in speculative or leveraged transactions, nor do we hold or issue derivatives for trading purposes. Laureate reports all derivatives on our Consolidated Balance Sheets at fair value. Realized and unrealized gains and/or losses resulting from derivatives are recognized in our Consolidated Statements of Operations, unless designated and effective as a hedge.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

        For derivatives that are both designated and effective as cash flow hedges, gains or losses associated with the change in fair value of the derivatives are recognized on our Consolidated Balance Sheets as a component of Accumulated other comprehensive income (loss) and amortized over the term of the related hedged items.

Revenue Recognition

        Laureate's revenues primarily consist of tuition and educational service revenues. We also generate revenues from student fees, dormitory/residency fees, and education-related activities. Revenues are reported net of scholarships and other discounts, refunds, waivers and the fair value of any guarantees made by Laureate related to student financing programs. Laureate's institutions have various billing and academic cycles. Collectibility is determined on a student-by-student basis at the time of enrollment. Generally, students cannot re-enroll for the next academic session without satisfactory resolution of any past-due amounts. Tuition revenues are recognized ratably on a weekly straight-line basis over each academic session. Deferred revenue and student deposits on our Consolidated Balance Sheets consist of tuition paid prior to the start of academic sessions and unearned tuition amounts recorded as accounts receivable after an academic session begins. If a student withdraws from an institution, Laureate's obligation to issue a refund depends on the refund policy at that institution and the timing of the student's withdrawal. Generally, our refund obligations are reduced over the course of the academic term. We record refunds as a reduction of Deferred revenue and student deposits, as applicable. Once a student withdraws, the Company recognizes revenue on a cash basis as collectability is not reasonably assured. Dormitory revenues are recognized over the occupancy period. Revenues from the sale of educational products are generally recognized upon delivery and when collectibility is reasonably assured. Student fees and other revenues, which include revenues from contractual arrangements with unconsolidated institutions, are recognized as earned over the appropriate service period.

        The following table shows the components of Revenues as a percentage of total net revenue for the periods presented:

For the years ended December 31,	2014		2013		2012
Tuition and educational services	$4,651,178	105%	$4,064,537	104%	$3,710,768	104%
Student fees	129,267	3%	120,090	3%	103,514	3%
Dormitory / residency	76,664	2%	70,898	2%	68,566	2%
Other	254,189	6%	212,957	5%	156,682	4%

Gross revenue	5,111,298	116%	4,468,482	114%	4,039,530	113%
Less: Discounts / waivers / scholarships	(696,616)	(16)%	(554,601)	(14)%	(472,413)	(13)%

Total	$4,414,682	100%	$3,913,881	100%	$3,567,117	100%

Advertising

        Laureate expenses advertising costs as incurred. Advertising expenses were $290,830, $265,383, and $246,768 for the years ended December 31, 2014, 2013, and 2012, respectively, and are recorded in Direct costs in our Consolidated Statements of Operations.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

Share-based Compensation

        Share-based compensation expense is based on the grant-date fair value estimated in accordance with the provisions of ASC 718, "Compensation—Stock Compensation." Laureate recognizes share-based compensation expense, less estimated forfeitures, on a straight-line basis over the requisite service period for time based awards and graded vesting basis for performance based awards. Laureate estimates forfeitures based on historical activity, expected employee turnover, and other qualitative factors which are adjusted for changes in estimates and award vesting. All expenses for an award will be recognized by the time it becomes fully vested.

        We use the Black-Scholes-Merton option pricing model to calculate the fair value of stock options. This option valuation model requires the use of subjective assumptions, including the estimated fair value of the underlying common stock, the expected stock price volatility, and the expected term of the option. The estimated fair value of the underlying common stock is based on third-party valuations. Our volatility estimates are based on a peer group of companies. We estimate the expected term of awards to be the weighted average mid-point between the vesting date and the end of the contractual term. We use this method to estimate the expected term since we do not have sufficient historical exercise data.

        Laureate has granted restricted stock, restricted stock units, stock options, and performance awards for which the vesting is based on annual performance metrics of the Company. For interim periods, we use our year-to-date actual results, financial forecasts, and other available information to estimate the probability of the award vesting based on the performance metrics.

Income Taxes

        Laureate records the amount of taxes payable or refundable for the current year. Deferred income tax assets and liabilities are recorded with respect to temporary differences in the accounting treatment of items for GAAP financial reporting purposes and for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the new rate is enacted. Where, based on the weight of all available evidence, it is more likely than not that some portion of recorded deferred tax assets will not be realized, a valuation allowance is established for the amount that, in management's judgment, is sufficient to reduce the deferred tax asset to an amount that is more likely than not to be realized.

        A tax position must meet a minimum probability threshold before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position and having full knowledge of all relevant information.

        We earn a significant portion of our income from subsidiaries located in countries outside the United States. Deferred tax liabilities have not been recognized for undistributed foreign earnings because management believes that the earnings will be indefinitely reinvested outside the United States under the Company's planned tax neutral methods. Our assertion that earnings from our foreign operations will be indefinitely reinvested is supported by projected working capital and long-term

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

capital plans in each foreign subsidiary location in which the earnings are generated. Additionally, we believe that we have the ability to indefinitely reinvest foreign earnings based on our domestic operation's cash repatriation strategies, projected cash flows, projected working capital and liquidity, and the expected availability of capital within the debt or equity markets. If our expectations change based on future developments and it becomes evident that some or all of the undistributed earnings of our foreign subsidiaries will be remitted to the United States in the foreseeable future, we will be required to recognize deferred tax expense and liabilities on those amounts.

        For additional information regarding income taxes and deferred tax assets and liabilities, see Note 16, Income Taxes.

Contingencies

        Laureate accrues for contingent obligations when it is probable that a liability is incurred and the amount or range of amounts is reasonably estimable. As new facts become known to management, the assumptions related to a contingency are reviewed and adjustments are made, as necessary. Any legal costs incurred related to contingencies are expensed as incurred.

Recently Issued Accounting Standards

Accounting Standards Update (ASU) No. 2015-03 (ASU 2015-03) Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs

        On April 7, 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-03, which simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. This will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. It also addresses the long-standing conflict with the conceptual framework, since FASB Concepts Statement No. 6, Elements of Financial Statements, requires that assets provide future economic benefit, which debt issuance costs do not. ASU 2015-03 will also align GAAP with International Financial Reporting Standards (IFRS), which requires transaction costs, including third-party costs and creditor fees, to be deducted from the carrying value of the financial liability and not recorded as a separate asset.

        The new guidance is limited to simplifying the presentation of debt issuance costs. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to Accounting Standards Codification (ASC) 835-30-35-2 through 35-3. The FASB decided not to address the presentation of debt issuance costs incurred before an associated debt liability is recognized (e.g., costs incurred before the proceeds are received or in connection with an undrawn line of credit). The FASB noted that entities typically defer these costs and apply them against the proceeds they eventually receive, consistent with the accounting treatment for issuance costs associated with equity offerings.

        The guidance is effective for Laureate beginning January 1, 2016, and early adoption is permitted. We are currently evaluating the impact of ASU 2015-03 on our Consolidated Financial Statements. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. An entity is also required in the year of adoption (and in interim periods within that year) to provide certain disclosures about the change in accounting principle, including the nature of and reason for the change, the transition method, a description of the prior-period

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

information that has been retrospectively adjusted and the effect of the change on the financial statement line items (that is, debt issuance cost asset and the debt liability).

ASU No. 2015-02 (ASU 2015-02) Consolidation (Topic 810)

        On February 18, 2015, the FASB issued ASU 2015-02, in response to stakeholders' concerns about the requirement to consolidate certain legal entities where the reporting entity's contractual rights do not give it the ability to act primarily on its own behalf, the reporting entity does not hold a majority of the legal entity's voting rights, or the reporting entity is not exposed to a majority of the legal entity's economic benefits or obligations. Financial statement users asserted that in certain of those situations in which consolidation is ultimately required, deconsolidated financial statements are necessary to better analyze the reporting entity's economic and operational results. ASU 2015-02 affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. This ASU provides a revised consolidation model that requires the following:

  1.
  modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities;

  2.
  eliminate the presumption that a general partner should consolidate a limited partnership;

  3.
  affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and

  4.
  provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

        ASU 2015-02 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015 and early adoption is permitted. Should an entity choose early adoption, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. We are currently evaluating the impact of ASU 2015-02 on our Consolidated Financial Statements.

ASU No. 2014-17 (ASU 2014-17), Business Combinations (Topic 805)

        On November 18, 2014, the FASB issued ASU 2014-17, which provides an acquired entity the option of applying pushdown accounting (i.e., reflecting the acquirer's basis of accounting for the acquired entity's assets and liabilities) in its separate financial statements. The Securities and Exchange Commission (SEC) responded by rescinding its guidance on pushdown accounting, meaning that SEC registrants and non-registrants will now follow the new GAAP guidance. ASU 2014-17 applies to the separate financial statements of an acquired entity and its subsidiaries upon the occurrence of an event in which an acquirer obtains control of the acquired entity. Users of an acquired entity's financial statements may find pushdown accounting useful because the acquired entity's financial statements would reflect the fair value of the entity's assets and liabilities established by the acquirer. The guidance is effective immediately. Acquired entities may elect to apply it to any future transaction or to their most recent event in which an acquirer obtains or obtained control of them. However, if the financial statements for the period encompassing the most recent event in which an acquirer obtained

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

control of the acquired entity have already been issued or made available to be issued, the application of pushdown accounting will be accounted for retrospectively as a change in accounting principle. Since ASU 2014-17 is optional and applies to the separate financial statements of subsidiaries, we do not expect ASU 2014-17 to have a material effect on our Consolidated Financial Statements.

ASU No. 2014-16 (ASU 2014-16), Derivatives and Hedging (Topic 815)

        On November 3, 2014, the FASB issued ASU 2014-16, with the objective of reducing current diversity in practice in the accounting for hybrid financial instruments issued in the form of a share. Hybrid financial instruments are shares of stock that include embedded derivative features such as conversion rights, redemption rights, voting rights, and liquidation and dividend payment preferences, and therefore entitle the holders to certain preferences and rights over other shareholders. An entity that issues or invests in a hybrid financial instrument is required to separate an embedded derivative feature from the host contract (for example, an underlying share) and account for the feature as a derivative according to Subtopic 815-10 on derivatives and hedging if certain criteria are met. One such criterion for separation is that the economic characteristics and risks of the embedded derivative feature are not clearly and closely related to the economic characteristics and risks of the host contract. ASU 2014-16 does not change the current criteria in GAAP for determining when separation of certain embedded derivative features in a hybrid financial instrument is required. That is, an entity will continue to evaluate whether the economic characteristics and risks of the embedded derivative feature are clearly and closely related to those of the host contract, among other relevant criteria. Instead, the amendments clarify how current GAAP should be interpreted when evaluating whether the nature of the host contract is more akin to debt or to equity. Specifically, the amendments clarify that an entity should consider all relevant terms and features, including the embedded derivative feature being evaluated for separate accounting from the host contract. ASU 2014-16 is effective for Laureate beginning January 1, 2016 and, at this time, we do not expect it have a material effect on our Consolidated Financial Statements.

ASU No. 2014-15 (ASU 2014-15), Presentation of Financial Statements—Going Concern (Subtopic 205-40)

        On August 27, 2014, the FASB issued ASU 2014-15 to provide guidance regarding management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern. U.S. auditing standards require that an auditor evaluate whether there is substantial doubt about an entity's ability to continue as a going concern for a reasonable period of time not to exceed one year beyond the date of the financial statements being audited. However, there is currently no guidance in GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. ASU 2014-15 states that, in connection with preparing financial statements for each annual and interim reporting period, an entity's management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation is to be based on relevant conditions and events that are known, or reasonably knowable, at the date the financial statements are issued or available to be issued. When conditions or events that raise substantial doubt about an entity's ability to continue as a going concern are identified, management should consider whether its plans that are intended to mitigate those relevant conditions or events will

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

alleviate the substantial doubt. If the substantial doubt is alleviated as a result of management's plans, the entity should disclose the following:

  1.
  principal conditions or events that raised substantial doubt about the entity's ability to continue as a going concern, before consideration of management's plans;

  2.
  management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations; and

  3.
  management's plans that alleviated substantial doubt about the entity's ability to continue as a going concern.

        If substantial doubt is not alleviated after consideration of management's plans, an entity should include a statement in the footnotes indicating that there is substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or available to be issued). Additionally, the entity should disclose the following:

  1.
  principal conditions or events that raise substantial doubt about the entity's ability to continue as a going concern;

  2.
  management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations; and

  3.
  management's plans that are intended to mitigate the conditions or events that raise substantial doubt about the entity's ability to continue as a going concern.

        ASU 2014-15 is effective for Laureate beginning in the year ending December 31, 2016, and for annual periods and interim periods thereafter. Early application is permitted. We are evaluating the impact of ASU 2014-15 on our Consolidated Financial Statements.

ASU No. 2014-12 (ASU 2014-12), Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period

        On June 19, 2014, the FASB issued ASU 2014-12. The objective of ASU 2014-12 was to resolve diversity in practice around the accounting for share-based awards containing performance targets, where the performance target could be achieved after an employee completes the requisite service period. That is, the employee would be eligible to vest in the award regardless of whether the employee is rendering service on the date the performance target is achieved.

        Current GAAP does not contain specific guidance on how to account for share-based payments with performance targets that could be achieved after the requisite service period. Many reporting entities account for performance targets that could be achieved after the requisite service period as performance conditions that affect the vesting of the award and, therefore, do not reflect the performance target in the estimate of the grant-date fair value of the award. Other reporting entities treat those performance targets as nonvesting conditions that affect the grant-date fair value of the award. ASU 2014-12 requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition under ASC 718. Accordingly, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. ASU 2014-12 will be effective for Laureate beginning January 1, 2016, and earlier adoption is permitted. Laureate does not expect the adoption of ASU 2014-12 to have a material impact on our Consolidated Financial Statements, since the Company's share-based awards do not contain performance targets that could be achieved after the employee completes the requisite service period.

ASU No. 2014-09, (ASU 2014-09): Revenue from Contracts with Customers (Topic 606)

        On May 28, 2014, the FASB issued ASU 2014-09, which supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition" and most industry-specific guidance. The core principle of ASU 2014-09 is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. On July 9, 2015, the FASB deferred the effective date of ASU 2014-09. The new revenue standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 (January 1, 2018 for Laureate) and allows either a full retrospective adoption to all periods presented or a modified retrospective adoption approach with the cumulative effect of initial application of the revised guidance recognized at the date of initial application. We are currently evaluating the adoption alternatives and impact of ASU 2014-09 on our Consolidated Financial Statements.

ASU No. 2014-08, (ASU 2014-08): Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity

        On April 10, 2014, the FASB issued ASU 2014-08. Under current GAAP, many disposals of small groups of assets, some of which may be routine in nature and not a change in an entity's strategy, are reported in discontinued operations. The FASB determined that this resulted in financial statements that are less useful for users. In addition, some stakeholders told the FASB that the current guidance on reporting discontinued operations results in higher costs for preparers because it can be complex and difficult to apply. The amendments in this ASU address those issues by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity's operations and financial results. Examples of a strategic shift that has (or will have) a major effect on an entity's operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity. The amendments in this ASU also require expanded disclosures for those operations that do qualify as discontinued operations. The FASB concluded that those disclosures should provide users of financial statements with more information about the assets, liabilities, revenues, and expenses of discontinued operations. ASU 2014-08 is effective for annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. Laureate is evaluating ASU 2014-08 but does not expect it to have a material impact on our Consolidated Financial Statements.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 4. Discontinued Operations and Assets Held for Sale

Discontinued Operations

        During 2012, two of the Company's subsidiaries met the conditions to be reported as discontinued operations in our financial statements based on the guidance in ASC 205-20, "Presentation of Financial Statements—Discontinued Operations" (ASC 205-20). Accordingly, we have classified these entities as discontinued operations in our Consolidated Financial Statements.

Universidad Del Desarrollo Professional, SC (UNIDEP)

        In December 2012, Laureate approved a plan to sell UNIDEP, an institution in Mexico that was included in the LatAm segment. The sale of UNIDEP was completed on January 23, 2013 for a sale price of approximately $40,600, or 516,300 Mexican Pesos (MXN), resulting in a gain on sale of $4,350, net of income tax expense of $1,864.

Hautes Études des Technologies de l'Information et de la Communication (HETIC)

        During the first quarter of 2012, we sold HETIC, a subsidiary in our Europe segment, for a sale price of approximately $4,700. The sale resulted in a gain of $3,308, net of income tax expense of $179. We also derecognized noncontrolling interests of $946 related to the sale of HETIC.

        UNIDEP and HETIC were sold since they no longer met Laureate's strategic objectives. They will not generate any continuing cash flows for the Company. Summarized operating results of the discontinued operations are presented in the following table:

	UNIDEP	HETIC	Total
2013:
Revenues	$691	$—	$691
Income from discontinued operations, net of tax of $0	796	—	796
Gain on sale of discontinued operations, net of tax of $1,864	4,350	—	4,350
2012:
Revenues	$30,759	$356	$31,115
Income from discontinued operations, net of tax of $787	4,189	195	4,384
Gain on sale of discontinued operations, net of tax of $179	—	3,308	3,308

        At December 31, 2014 and 2013, the discontinued operations had been sold and there were no UNIDEP or HETIC assets recorded as held for sale.

Assets Held for Sale

Les Roches and Glion

        During the fourth quarter of 2014, our GPS segment entered into a sale-leaseback agreement for a portion of the campuses of two of our institutions in Switzerland, Glion Institute of Higher Education (Glion), and Les Roches International School of Hotel Management (Les Roches). The asset group being sold does not meet the conditions required in ASC 205-20 to be reported as discontinued

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 4. Discontinued Operations and Assets Held for Sale (Continued)

operations in our Consolidated Financial Statements as it does not have discrete cash flow information; however the asset group does meet the criteria for classification as held for sale under ASC 360-10-45-9, "Long-Lived Assets Classified as Held for Sale." Accordingly, the assets are classified as held for sale and recorded at their carrying value, which is lower than 'fair value less cost to sell'. Of the total $141,856 of Long-term assets held for sale recorded on the Consolidated Balance Sheet at December 31, 2014, $137,878 relates to this Swiss sale-leaseback transaction, including Land of $33,695 and Buildings of $104,182.

        In the first quarter of 2015, the sale of the assets was completed and Laureate received net proceeds of approximately $171,700 (using the December 31, 2014 exchange rate), resulting in a gain on sale of approximately $33,800, which will be deferred and recognized into income over the lease term of 20 years. A portion of the net proceeds was used to repay mortgage debt related to the asset group.

INTI Education Holdings Sdn Bhd (INTI)

        In November 2013, INTI, in our AMEA segment, entered into an agreement to sell the assets of its Sarawak campus in Malaysia for consideration of approximately $6,700. INTI received a down payment of $700 which is classified as a current liability as of December 31, 2013. The asset group being sold does not meet the conditions required in ASC 205-20 to be reported as discontinued operations in our Consolidated Financial Statements as it does not have discrete cash flow information; however the asset group does meet the criteria for classification as held for sale. This transaction was expected to close during the fourth quarter of 2014, but was extended to 2015. As of December 31, 2014 and 2013, we have recorded Current assets held for sale of $0 and $318, Long-term assets held for sale of $3,978 and $4,297, and Current liabilities held for sale of $0 and $175, respectively, on the Consolidated Balance Sheets.

Note 5. Acquisitions

2014 Acquisitions

        During the year ended December 31, 2014, Laureate consummated the business acquisitions outlined below, which are included in our Consolidated Financial Statements commencing from the dates of acquisition.

South Africa

        In August 2013, we made an investment of $2,237 for a 25% ownership interest in a for-profit entity that controls Monash South Africa (MSA), a not-for-profit institution in South Africa. In February 2014, Laureate assumed control of MSA, for a total ownership interest in the for-profit entity of 75% and acquired 100% of an entity that owns the real estate used by MSA, for a total purchase price of $44,386. The purchase price consisted of the initial investment of $2,237 made in 2013, a cash payment of $6,712, and deferred payments totaling $35,437 (Australian Dollar (AUD) 42,500). Refer to Note 6, Due to Shareholders of Acquired Companies for a description of the deferred payments. The goodwill recorded for MSA relates primarily to the incremental value provided by introducing a new market to our students and adding potential synergies to our network. MSA was converted to a

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 5. Acquisitions (Continued)

for-profit institution during the first quarter of 2015. For this acquisition, Revenues of $22,701, Operating income of $1,925 and Net loss of $(397) are included in the Consolidated Statement of Operations for the year ended December 31, 2014.

Brazil

        On August 12, 2014, the Company acquired Faculdade Porto-Alegrense (FAPA), an institution in Porto Alegre, Brazil. The total purchase price was $4,148, and was paid in the form of two seller notes with a total discounted present value of approximately $3,003, plus an additional deferred payment of approximately $1,145. The deferred payment of $1,145 was paid in September 2014. Refer to Note 6, Due to Shareholders of Acquired Companies, for further description of the two seller notes. The acquisition of FAPA increases Laureate's presence in Brazil, one of our fastest growing markets, by accelerating campus expansion that was planned at Centro Universitário Ritter dos Reis (UniRitter), another Laureate institution operating in Porto Alegre. The goodwill recorded for this acquisition relates to the incremental value that FAPA brings to the Laureate International Universities network and the existing Laureate operations in Brazil. For this acquisition, Revenues of $4,078, Operating loss of $(56) and Net loss of $(290) are included in the Consolidated Statement of Operations for the year ended December 31, 2014.

        On September 12, 2014, Laureate acquired an affiliated group of higher educational institutions in Brazil, collectively referred to as FMU. The total purchase price was $387,603, which was paid with seller notes totaling $96,829 and cash paid at closing of $290,641, net of cash acquired of $133. Refer to Note 6, Due to Shareholders of Acquired Companies, for further description of the seller notes. The cash paid at acquisition included approximately $231,000 of cash, including accrued interest, that had been held by Laureate in an escrow bank account prior to the acquisition date and was recorded as Restricted cash on our Consolidated Balance Sheets as of December 31, 2013. The remainder of the cash paid at closing was financed through borrowings from third-party lenders, as described in Note 10, Debt. The original purchase price of FMU was approximately Brazilian Reais (BRL) 1,000,000 (approximately US $427,000 at the acquisition date). The agreement also required all interest earned on the escrow bank account deposit, which totaled approximately BRL 35,000, to be included in the purchase price paid to the sellers at closing. This total purchase price of BRL 1,035,000 was reduced to approximately BRL 930,000 as a result of Laureate assuming additional obligations from the sellers of approximately BRL 105,000.

        After the discount of approximately BRL 23,000 to record the seller notes at their net present value, the purchase price recorded for FMU was approximately BRL 907,000 (US $387,603 at the date of acquisition). FMU is Laureate's largest acquisition to date, and the goodwill recorded for the FMU acquisition relates to the incremental value that FMU provides to the Laureate International Universities network by significantly expanding our presence into the high-quality value institution market in Brazil. For this acquisition, Revenues of $73,083, Operating income of $8,644 and Net loss of $(4,030) are included in the Consolidated Statement of Operations for the year ended December 31, 2014.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 5. Acquisitions (Continued)

        The Consolidated Financial Statements include the operating results of MSA, FAPA and FMU from the dates of acquisition. The following table summarizes the estimated fair values of all assets acquired and liabilities assumed at the dates of acquisition:

	MSA South Africa	FAPA Brazil	FMU Brazil	Total
Current assets	$9,845	$5,675	$37,265	$52,785
Property and equipment	30,360	985	34,435	65,780
Goodwill	25,197	5,435	393,152	423,784
Tradenames and accreditations	—	—	95,291	95,291
Other intangible assets	—	2,664	72,911	75,575
Long-term indemnification assets	—	3,811	132,279	136,090
Other long-term assets	—	1,296	41,857	43,153

Total assets acquired	65,402	19,866	807,190	892,458
Current portion of long-term debt	1,350	—	19,548	20,898
Other current liabilities	13,756	9,706	63,473	86,935
Long-term debt, less current portion	838	—	11,343	12,181
Other long-term liabilities	—	6,012	325,223	331,235

Total liabilities	15,944	15,718	419,587	451,249
Noncontrolling interests	5,072	—	—	5,072

Net assets acquired attributable to Laureate Education, Inc.	44,386	4,148	387,603	436,137
Debt assumed	2,188	—	30,891	33,079

Net assets acquired attributable to Laureate Education, Inc. plus debt assumed	$46,574	$4,148	$418,494	$469,216

Net assets acquired	$44,386	$4,148	$387,603	$436,137
Cash acquired	(7,043)	(3,153)	(133)	(10,329)
Seller notes and deferred payments	(35,437)	(4,148)	(96,829)	(136,414)
Fair value of existing investment	(2,237)	—	—	(2,237)

Net cash (received) paid at acquisition	$(331)	$(3,153)	$290,641	$287,157

2014 Summary

        During 2014, we paid $788 of additional purchase price for a working capital settlement related to THINK: Education Group Pty. Ltd. (THINK), which we acquired on December 20, 2013. This payment, in addition to the $287,157 of total net cash paid for the acquisitions of MSA, FAPA and FMU, resulted in $287,945 of total cash used for Business acquisitions, net of cash acquired, during the year ended December 31, 2014, as shown in the Consolidated Statement of Cash Flows. The amounts recorded for the 2014 acquisitions are provisional as Laureate is in the process of finalizing the amounts recorded, including intangible assets, goodwill, deferred taxes, contingencies and related indemnification assets, and other assets and liabilities. Except for FMU, the goodwill related to the 2014 acquisitions is not expected to be deductible for income tax purposes. As part of the purchase

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 5. Acquisitions (Continued)

price allocations for the 2014 acquisitions, Laureate recorded liabilities of $41,222 for uncertain income tax positions and liabilities of $89,172 for contingencies related to taxes other-than-income tax.

Unaudited Proforma Results

        The unaudited proforma combined historical results of Laureate, as if MSA, FAPA and FMU had been acquired as of January 1, 2013, are:

	2014	2013
Revenues	$4,555,876	$4,153,505
Net loss	$(179,920)	$(50,589)

        These amounts have been calculated after applying Laureate's accounting policies and adjusting the results to reflect additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant, and equipment, and amortizable intangible assets had been recorded as of January 1, 2013. These unaudited pro forma combined results of operations have been prepared for comparative purposes only, and they do not purport to be indicative of the results of operations that actually would have resulted had the acquisitions occurred on the date indicated, or that may result in the future.

Other 2014 Transactions

Malaysia

        During the third quarter of 2014, Laureate acquired an additional 2.9% ownership interest in INTI Education Holdings Sdn Bhd (INTI) for cash consideration of $3,055. This payment was included in Payments to purchase noncontrolling interests in the Consolidated Statement of Cash Flows for the year ended December 31, 2014.

        During the fourth quarter of 2014, Laureate acquired an additional 6.4% ownership interest in INTI for total purchase consideration of approximately $6,783, of which approximately $6,200 was paid in 2014 and $583 is a deferred payment. See Note 6, Due to Shareholders of Acquired Companies, for further discussion of the deferred payment. The consideration paid in 2014 was paid with cash of approximately $1,000 and settlement of the approximately $5,200 of related party note receivable and interest that was owed to Laureate by the noncontrolling interest holder.

        These transactions increased Laureate's ownership interest in INTI from approximately 78% to approximately 87%.

Thailand

        During the year ended December 31, 2014, we acquired additional ownership interest in Fareast Stamford International Co., Ltd. (FES), increasing Laureate's ownership interest in FES from approximately 92% to approximately 99%. FES has the license to operate Stamford International University (Stamford, together with FES, "STIU"). The purchase price for the additional ownership interest was $312, and is included in Payments to purchase noncontrolling interests in the Consolidated Statement of Cash Flows for the year ended December 31, 2014.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 5. Acquisitions (Continued)

2013 Acquisitions

        During the year ended December 31, 2013, Laureate consummated the acquisitions outlined below, which are included in our Consolidated Financial Statements commencing from the dates of acquisition.

India

        On April 8, 2013, we acquired an equity interest of approximately 95% in M-Power Energy India Pvt. Limited (M-Power), a for-profit services company. The total purchase price was $53,940 and included $44,067 in cash paid at closing and a seller note of $9,873. There is also a put/call option on the remaining 5% noncontrolling interest in M-Power that has an effective date of approximately June 30, 2015, following completion of the statutory audit for the fiscal year ending March 31, 2015. On the April 8, 2013 acquisition date of M-Power, we also gained a controlling membership interest of a not-for-profit society, a VIE, which in turn controls two educational institutions that are also not-for-profit entities which are VIEs: the University of Technology & Management (UTM) and the University of Petroleum and Energy Studies (UPES). The not-for-profit entities cannot declare dividends. Hereafter we refer to M-Power, the not-for-profit society, UTM and UPES collectively as the "M-Power Group." As discussed in Note 3, Significant Accounting Policies, Laureate has determined that it is the primary beneficiary of these VIEs and has consolidated these VIEs. The goodwill recorded for the M-Power Group relates primarily to the incremental value this acquisition brings to the Laureate International Universities network, by introducing a new market for Laureate in India at the time of the acquisition. For this acquisition, Revenues of $18,007, Operating income of $1,309 and Net income of $1,422 are included in the Consolidated Statement of Operations for the year ended December 31, 2013.

France

        On July 11, 2013, Laureate assumed control of the European Business School Group (EBS Group) in France by accepting the designation of Laureate-controlled entities as members with majority voting rights over the governing bodies of the EBS Group. The EBS Group is a VIE that consists of four entities, two of which are institutions that are legally organized as not-for-profit entities, and two of which are for-profit service companies. Laureate was not required to pay any purchase consideration and is not committed to make any future payments in connection with this transaction. We believe that the legal control mechanisms give Laureate control over the EBS Group, our contractual arrangements with the EBS Group represent a variable interest, and that Laureate is the primary beneficiary of this VIE. Accordingly, the liabilities, earnings and losses of the EBS Group were consolidated effective July 11, 2013. For this acquisition, Revenues of $8,538, Operating loss of $(748) and Net loss of $(410) are included in the Consolidated Statement of Operations for the year ended December 31, 2013.

United States

        On November 21, 2013, Laureate acquired 80% of the ownership and voting rights of the University of St. Augustine for Health Sciences, LLC (St. Augustine). St. Augustine operates an educational institution with several locations in the United States that provide graduate degree

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 5. Acquisitions (Continued)

programs in physical and occupational therapy. The purchase price for the 80% equity interest was $76,800, which decreased to $75,026 as a result of working capital adjustments required by the purchase agreement. The purchase price included a cash payment at closing of $57,997, a five-year promissory note for $14,000, and a deferred payment for a final working capital adjustment of $3,029, as discussed below. Details of the promissory note are further discussed in Note 6, Due to Shareholders of Acquired Companies. The remaining 20% noncontrolling interest held by the sellers is subject to a put/call option with an exercise price based on a fixed multiple of Adjusted EBITDA, as defined in the agreement. The put/call option is discussed further in Note 12, Commitments and Contingencies. The goodwill recorded for St. Augustine can be primarily attributed to the incremental value this acquisition brings to the Laureate International Universities network by being the first Laureate institution in the United States to offer physical and occupational therapy degree programs. During the first quarter of 2014, Laureate and the seller completed a working capital adjustment that was required by the purchase agreement, which required Laureate to pay the seller an additional $3,029 in March 2014. For this acquisition, Revenues of $4,068, Operating income of $1,055 and Net income of $131 are included in the Consolidated Statement of Operations for the year ended December 31, 2013.

Australia

        On December 20, 2013, Laureate acquired the remaining 80% ownership interest of THINK for a purchase price of $114,255, which includes the fair value of our 20% equity-method investment in THINK. At the date we acquired the remaining 80% ownership interest of THINK, we remeasured our 20% equity-method investment to fair value and recorded a gain of approximately $5,860, which is classified as Other (expense) income, net in the Consolidated Statements of Operations. The investment was remeasured to fair value using a discounted cash flow approach, factoring in the control premium that was included in the purchase price for the remaining 80% ownership interest. THINK is a portfolio of eight private post-secondary education providers in Australia that deliver degrees through both campus-based and online institutions, with programs in business, hospitality, design, and health sciences. The investment in THINK allows Laureate to expand its existing presence in Australia. The goodwill recorded for THINK is related to the incremental value this acquisition brings to the Laureate International Universities network and Laureate's existing operations in Australia, by expanding our presence and adding potential synergies to Laureate's operations. For this acquisition, Revenues of $1,363, Operating loss of $(665) and Net loss of $(727) are included in the Consolidated Statement of Operations for the year ended December 31, 2013.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 5. Acquisitions (Continued)

        The Consolidated Financial Statements include the operating results of M-Power Group, EBS Group, St. Augustine and THINK from the dates of acquisition. The following table summarizes the estimated fair values of all assets acquired and liabilities assumed at the dates of acquisition:

	M-Power Group India	EBS Group France	St. Augustine USA	THINK Australia	Total
Current assets	$11,820	$4,988	$6,707	$16,837	$40,352
Property and equipment	33,594	6,037	52,424	34,719	126,774
Goodwill	21,272	—	49,198	88,785	159,255
Tradenames and accreditations	11,526	918	29,367	15,650	57,461
Other intangible assets	—	—	7,287	11,885	19,172
Long-term indemnification assets	—	—	—	—	—
Other long-term assets	127	945	317	247	1,636

Total assets acquired	78,339	12,888	145,300	168,123	404,650
Current portion of long-term debt	1,833	794	345	2,620	5,592
Other current liabilities	12,235	7,130	5,782	22,330	47,477
Long-term debt, less current portion	2,219	4,205	47,735	18,734	72,893
Other long-term liabilities	5,273	759	—	10,184	16,216

Total liabilities	21,560	12,888	53,862	53,868	142,178
Noncontrolling interests	2,839	—	16,412	—	19,251

Net assets acquired attributable to Laureate Education, Inc.	53,940	—	75,026	114,255	243,221
Debt assumed	4,052	4,999	48,080	21,354	78,485

Net assets acquired attributable to Laureate Education, Inc. plus debt assumed	$57,992	$4,999	$123,106	$135,609	$321,706

Net assets acquired	$53,940	$—	$75,026	$114,255	$243,221
Cash acquired	(8,066)	(1,137)	(5,797)	(5,296)	(20,296)
Seller notes and deferred payments	(9,873)	—	(17,029)	—	(26,902)
Fair value of existing investment	—	—	—	(18,473)	(18,473)

Net cash paid (received) at acquisition	$36,001	$(1,137)	$52,200	$90,486	$177,550

2013 Summary

        For all of the 2013 acquisitions, the allocations of the purchase price consideration are no longer subject to revision, as the measurement period has closed. No material adjustments were made during 2014 to complete the allocations of purchase price consideration. Except for St. Augustine, none of the goodwill related to the 2013 acquisitions is expected to be deductible for income tax purposes. As part of the purchase price allocations for the 2013 acquisitions, Laureate recorded liabilities of $2,019 for uncertain income tax positions and liabilities of $746 for contingencies related to taxes other-than-income tax.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 5. Acquisitions (Continued)

Unaudited Proforma Results

        The unaudited proforma combined historical results of Laureate, as if St. Augustine and THINK had been acquired as of January 1, 2012, are:

	2013	2012
Revenues	$4,046,955	$3,700,492
Net loss	$(81,245)	$(208,684)

        Pro forma results of operations for the M-Power Group and EBS Group acquisitions completed during 2013 have not been presented because the effects of those acquisitions were not material to the Company's financial results. These amounts have been calculated after applying Laureate's accounting policies and adjusting the results to reflect additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant, and equipment, and amortizable intangible assets had been applied. In addition, pro forma adjustments have been made for the interest incurred for financing the acquisitions. Taxes have also been adjusted for the effect of the items discussed. These unaudited pro forma combined results of operations have been prepared for comparative purposes only, and they do not purport to be indicative of the results of operations that actually would have resulted had the acquisitions occurred on the date indicated, or that may result in the future.

Other 2013 Transactions

Turkey

        In January 2013, the Company acquired the remaining 25% noncontrolling interest in CH Holding Netherlands BV (CH Holding). The total purchase price of $29,000 includes an initial cash payment of $5,000, which was made on January 24, 2013, and an additional $24,000 of deferred purchase price payable over the next five years, as further disclosed in Note 6, Due to Shareholders of Acquired Companies. As a result of this transaction, Laureate now owns 100% of CH Holding.

Brazil

        In April 2013, Laureate closed a transaction to acquire the remaining 49% ownership interest in Universidade Anhembi Morumbi (UAM Brazil) for BRL 225,621 (approximately US $95,456 at the transaction date), after receiving approval from the Conselho Administrativo de Defesa Econômica (CADE). The purchase price was paid as a deposit in two installments totaling $11,138. The first installment of $1,122 was paid in December 2012. The second installment of $10,016 was paid in the first quarter of 2013. The remaining balance will be paid in nine equal installments, as further discussed in Note 6, Due to Shareholders of Acquired Companies. The payments made in 2013 are classified in Payments to purchase noncontrolling interests in the Consolidated Statement of Cash Flows for the year ended December 31, 2013. As a result of this transaction, Laureate now owns 100% of UAM Brazil. In addition to acquiring the remaining 49% equity interest from the minority shareholders, Laureate also reduced its future lease obligations over a six-year period since a portion of the consideration was allocated to prepaid rent.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 5. Acquisitions (Continued)

United States

        In July 2013, we invested $5,000 in Coursera, a private education company headquartered in Mountain View, California that operates a leading massive open online course (MOOC) platform. Laureate's $5,000 investment is recorded in Investments in affiliates in the Consolidated Statement of Cash Flows for the year ended December 31, 2013, and was part of a series B round of funding totaling $43,000 made by an investor group. As a social entrepreneurship company and leader in the rapidly accelerating MOOC movement, Coursera partners with top-tier universities and institutions to provide free online courses across a broad range of disciplines, while also acknowledging the important role traditional institutions play in the future of education. We are accounting for the Coursera investment as a cost-method investment.

South Africa

        In August 2013, we made an investment of $2,237 in Monash South Africa (MSA), an institution in South Africa, which is recorded in Investments in affiliates in the Consolidated Statement of Cash Flows for the year ended December 31, 2013. In addition to this investment, we also committed to fund additional amounts of approximately $2,200 in the first quarter of 2014 and approximately $4,500 on December 31, 2014, in return for a controlling financial interest in MSA beginning in the first quarter of 2014. A final payment is due in 2018, the amount of which will be determined based on 7.0 times MSA's 2017 EBITDA, less debt and prior payments, as defined in the agreement. The maximum amount of the final payment due in 2018 is approximately $11,500. Further, we committed to acquire certain real estate in 2014 for a cash payment of approximately $4,600 and a note payable of approximately $23,000 that matures in January 2019 and carries an annual interest rate of 6.75%. In February 2014, we completed the planned transactions to obtain a controlling financial interest in MSA and acquired the real estate we had committed to purchase. Accordingly, under our accounting policy we began consolidating MSA in February 2014.

Spain

        In January 2013, Laureate invested an additional $1,549 in HSM Group Management Focus Europe Global S. L. (HSM), an equity-method investment, which is recorded in Investments in affiliates in the Consolidated Statement of Cash Flows for the year ended December 31, 2013. During the third quarter of 2013, this additional investment was written down to a carrying value of zero. On March 5, 2015, Laureate and HSM's other owners completed the sale of HSM. See Note 18, Related Party Transactions for further discussion.

2012 Acquisitions

        During the year ended December 31, 2012, Laureate consummated the acquisitions outlined below, which are included in our Consolidated Financial Statements commencing from the dates of acquisition.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 5. Acquisitions (Continued)

Brazil

        On July 4, 2012, the Company acquired Centro de Desenvolvimento Pessoal e Empresarial Ltda. (CEDEPE), a business school in Recife, Brazil. The total purchase price is $3,799, net of cash acquired, and subject to working capital and debt adjustments. The purchase price includes an initial payment of $1,850 and deferred purchase price of $1,949, which will be paid in installments over the next four years as further disclosed in Note 6, Due to Shareholders of Acquired Companies. The acquisition of CEDEPE will increase Laureate's presence in one of the fastest growing markets in Brazil. For this acquisition, Revenues of $702, Operating income of $14 and Net income of $115 are included in the Consolidated Statement of Operations for the year ended December 31, 2012.

India

        On January 1, 2011, the Company, through its wholly owned subsidiary, LEI Singapore Holdings Private Limited, acquired approximately 55% of the ownership interest in Pearl Retail Solutions Private Limited and gained a controlling membership interest of Creative Arts Education Society, a non-equity owned society under Indian law (jointly referred to as Pearl), which together operate the Pearl Academy of Fashion and the Indian Retail School. Pearl operates four campuses in three cities in India and offers undergraduate and post-graduate programs in art, design and fashion. This transaction enabled us to provide its educational services in a new market, India. Laureate has determined that certain of the Pearl entities are VIEs and that it is the primary beneficiary of these VIEs, and has therefore consolidated these entities. For this acquisition, Revenues of $9,978, Operating loss of $(292) and Net loss of $(332) are included in the Consolidated Statement of Operations for the year ended December 31, 2012.

        The purchase price was $4,613, payable in two tranches. An initial deposit of $2,495 was made in December 2010 and a final payment of $2,118 was made in August 2011. During 2011 the Company had the ability to unilaterally terminate the deal and be refunded its entire purchase price (a walk-away right). In January 2012 the walk-away right expired and we began consolidating the results of Pearl into our Consolidated Financial Statements.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 5. Acquisitions (Continued)

        The Consolidated Financial Statements include the operating results of CEDEPE and Pearl from the dates of acquisition. The following table summarizes the estimated fair values of all assets acquired and liabilities assumed at the dates of acquisition:

	CEDEPE Brazil	Pearl India	Total
Current assets	$350	$2,477	$2,827
Property and equipment	146	2,432	2,578
Goodwill	3,406	6,678	10,084
Tradenames and accreditations	1,200	4,694	5,894
Other intangible assets	—	189	189
Other long-term assets	2,594	961	3,555

Total assets acquired	7,696	17,431	25,127
Other current liabilities	434	5,044	5,478
Long-term debt, including current portion	120	737	857
Other long-term liabilities	3,312	1,499	4,811

Total liabilities	3,866	7,280	11,146
Noncontrolling interests	—	6,272	6,272

Net assets acquired attributable to Laureate Education, Inc.	3,830	3,879	7,709
Debt assumed	120	737	857

Net assets acquired attributable to Laureate Education, Inc. plus debt assumed	$3,950	$4,616	$8,566

Net assets acquired	$3,830	$3,879	$7,709
Cash acquired	(31)	(2,053)	(2,084)
Seller notes and deferred payments	(1,949)	—	(1,949)
Cash deposits applied to purchase price	—	(4,613)	(4,613)
Foreign currency translation adjustments	—	734	734

Net cash paid (received) at acquisition	$1,850	$(2,053)	$(203)

2012 Summary

        For all of the 2012 acquisitions, the allocations of the purchase price consideration are no longer subject to revision, as the measurement period has closed. No adjustments were made during 2013 to complete the allocations of purchase price consideration. None of the goodwill related to the 2012 acquisitions is expected to be deductible for income tax purposes. As part of the purchase price allocations for the 2012 acquisitions, Laureate recorded aggregate liabilities of $2,903 for uncertain income tax positions and contingencies related to taxes other-than-income tax.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 5. Acquisitions (Continued)

Other 2012 Transactions

France

        On July 26, 2012, we acquired the remaining 10.2% ownership interest in École Supérieure du Commerce Extérieur (ESCE) in France from the noncontrolling interest holder for a purchase price of $2,096. The purchase price includes an initial payment of $1,171 and deferred purchase price of $925, which was paid on October 31, 2012 as further disclosed in Note 6, Due to Shareholders of Acquired Companies. As a result of this transaction, Laureate now owns 100% of ESCE.

Brazil

        On August 30, 2012, Laureate and the noncontrolling interest holders of Sociedade de Educação Ritter dos Reis (SERR), a for-profit entity that owns and operates Centro Universitário Ritter dos Reis (UniRitter) in Brazil, entered into an agreement whereby Laureate acquired the noncontrolling interest holders' remaining 10% interest for a purchase price of BRL 15,147 (US $7,383 as of December 31, 2012). The purchase price was in the form of a promissory note to the sellers, which was adjusted for inflation until the date of settlement and was payable on November 5, 2012, concurrent with the final installment payment of approximately $6,580 related to the initial 2010 acquisition price. Accordingly, Laureate made a total payment of approximately $14,000 to the former shareholders of SERR on November 5, 2012. As a result of this transaction, Laureate now owns 100% of UniRitter.

        On October 30, 2012, we acquired the remaining 30% ownership interest in Faculdade de Desenvolvimento do Rio Grande do Sul S.A. (FADERGS, formerly ESADE) in Brazil for a purchase price of $2,468, which was paid to the noncontrolling interest holders. Following this transaction, Laureate owns 100% of FADERGS.

Australia

        During 2012, Laureate acquired a 20% equity interest in THINK for a total investment of $14,280. The investment in THINK is recorded in Other assets on our Consolidated Balance Sheet as of December 31, 2012, and we accounted for this initial investment in THINK under the equity method. As previously discussed, in 2013 Laureate acquired the remaining 80% equity interest in THINK.

Malaysia

        In 2012, the Company received a waiver of Bumiputra and Foreign ownership requirements from the Ministry of Higher Education in Malaysia. As a result, INTI purchased the remaining noncontrolling interests in four of its subsidiaries during the year ended December 31, 2012. We recorded a reduction to equity of $147 resulting from a cash payment of $64 and an adjustment to Noncontrolling interests of $83.

Note 6. Due to Shareholders of Acquired Companies

        The amounts due to shareholders of acquired companies generally arise in connection with Laureate's acquisition of a majority or all of the ownership interest of certain subsidiaries. Promissory notes payable to the sellers of acquired companies, referred to as "seller notes," are commonly used as

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 6. Due to Shareholders of Acquired Companies (Continued)

a means of payment for business acquisitions. Seller note payments are classified as Payments of deferred purchase price for acquisitions within financing activities in our Consolidated Statement of Cash Flows. The amounts due to shareholders of acquired companies, currencies, and interest rates applied were as follows:

December 31,	2014	2013	Nominal Currency	Interest Rate %
Faculdades Metropolitanas Unidas Educacionais (FMU)	$89,348	$—	BRL	CDI
Universidade Anhembi Morumbi (UAM Brazil)	70,894	80,394	BRL	CDI + 2%
Monash South Africa (MSA)	28,828	—	AUD	n/a, 6.75%
CH Holding Netherlands B.V. (CH Holding)	16,421	19,587	USD	n/a
University of St. Augustine for Health Sciences, LLC (St. Augustine)	14,000	17,029	USD	7%
Universidad Tecnologica Centroamericana (UNITEC Honduras)	8,242	9,562	HNL	IIBC
Instituto Brasileiro de Medicina de Reabilitação (Uni IBMR)	4,428	4,979	BRL	IPCA
Universidade Europeia (UE)	3,316	5,695	EUR	3%
Think: Education Group Pty. Ltd. (THINK)	3,273	1,094	AUD	n/a
Faculdade-Porto-Alegrense (FAPA)	2,769	—	BRL	IGP-M
Universidad Autonoma de Veracruz, S.C. (Veracruz)	2,607	2,938	MXN	CETES
Universidad Privada del Norte S.A.C. (UPN)	1,275	1,275	PEN	n/a
M-Power Group	1,212	6,183	INR	10%
Centro de Desenvolvimento Pessoal e Empresarial Ltda. (CEDEPE)	865	1,142	BRL	CDI
INTI Education Holdings Sdn Bhd (INTI)	583	—	USD	n/a
FACS Serviços Educacionais S.A. (UniFACS)	—	4,231	BRL	IPCA + 6.5%
Hunan International Economics University (HIEU)	—	3,303	RMB	n/a
European University of Cyprus (EUC)	—	2,013	EUR	4%
National Hispanic University (NHU)	—	1,000	USD	n/a

Total due to shareholders of acquired companies	248,061	160,425
Less: Current portion of due to shareholders of acquired companies	26,048	40,220

Due to shareholders of acquired companies, less current portion	$222,013	$120,205

AUD: Australian Dollar	CDI: Certificados de Depósitos Interbancários (Brazil)
BRL: Brazilian Real	CETES: 28 day Certificados de la Tesoreria de la Federación (Mexico)
CLP: Chilean Peso	IIBC: Índice de Inflación del Banco Central (Honduras)
EUR: European Euro	IPCA: Índice Nacional de Preços ao Consumidor Amplo (Brazil)
HNL: Honduran Lempira	IGP-M: General Index of Market Prices (Brazil)
INR: Indian Rupee
MXN: Mexican Peso
PEN: Peruvian Nuevo Sol
RMB: Chinese Renminbi

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 6. Due to Shareholders of Acquired Companies (Continued)

        The aggregate annual maturities of Due to shareholders of acquired companies as of December 31, 2014 were as follows:

2015	$26,273
2016	23,198
2017	116,607
2018	43,134
2019	38,064
Thereafter	22,713

Aggregate maturities	269,989
Less: imputed interest discount	(21,928)

Total	$248,061

FMU

        As described in Note 5, Acquisitions, the acquisition of FMU was partially financed with seller notes having an aggregate principal amount of BRL 250,000 (US $94,070 at December 31, 2014). The maturity date of the notes is September 12, 2017, the third anniversary of the acquisition closing date, and the aggregate principal balance will be adjusted from the closing date until the date of payment based on 100% of the CDI rate. These notes were recorded on the acquisition date at their discounted present values, which will all be accreted over the term of the notes. As of December 31, 2014, the aggregate carrying value of the notes was $89,348.

UAM Brazil

        As described in Note 5, Acquisitions, in April 2013 Laureate closed a transaction to acquire the remaining 49% ownership interest in UAM Brazil. A portion of the acquisition was financed with a seller note in the amount of BRL 200,808 (US $75,560 at December 31, 2014), which is scheduled to be paid in nine equal installments of BRL 22,312 (US $8,396 at December 31, 2014), adjusted for inflation based on CDI plus 200 basis points. The first and second installments were paid on December 20, 2013 and August 29, 2014, respectively. The remaining seven installments are due annually on August 31st of each year. The eighth and ninth installments are subject to acceleration and will be paid on August 31, 2019, along with the seventh installment, if a certain financial performance target is achieved in 2018, as described in the purchase agreement. On the closing date we recorded the note payable at its discounted present value, which will be accreted over the term of the note. As of December 31, 2014, the carrying value of the note was $70,894.

MSA

        As described in Note 5, Acquisitions, Laureate financed a portion of the acquisition of MSA with two seller notes and a final earn-out payment. The first seller note of AUD 5,000 (US $4,072 at payment date) was paid in December 2014. The second seller note of AUD 25,000 (US $20,550 at December 31, 2014) is payable in five installments. The first four installments of AUD 1,000 (US $818 at December 31, 2014) are due annually beginning on January 1, 2015, and the fifth installment of

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 6. Due to Shareholders of Acquired Companies (Continued)

AUD 21,000 (US $17,182 at December 31, 2014) is due on January 1, 2019. In December 2014, Laureate paid the first installment of AUD 1,000 on the second seller note.The note carries an annual interest rate of 6.75%, which was deemed to be at market. The final earn-out payment is due in 2018, the amount of which will be determined based on 7.0 times MSA's 2017 EBITDA, less debt and prior payments, as defined in the agreement. The maximum amount of the final installment is AUD 12,500 (US $10,228 at December 31, 2014). Since the final earn-out payment bears interest at a lower-than-market rate, we imputed the interest and recorded the amount on the acquisition date at the total discounted present value, which will be accreted over the remaining term and had an aggregate carrying value of $8,278 at December 31, 2014.

CH Holding

        As described in Note 5, Acquisitions, in January 2013, Laureate financed a portion of the acquisition of the remaining minority interest in CH Holding with a seller note. The principal amount of the seller note is $24,000 and repayment is due in five annual installments. The first four installments of $5,000 are due on each of the first four anniversary dates of closing and the fifth installment of $4,000 is due on the fifth anniversary date of closing. The first and second installments of $5,000 were paid in January 2014 and 2015, respectively. The seller note is non-interest bearing. Accordingly, at the acquisition date, we imputed the interest and recorded the note payable at its discounted present value of approximately $17,500, which will be accreted over the term of the note. During the year ended December 31, 2014, Laureate recorded accretion on the note, resulting in a carrying value of $16,421 as of December 31, 2014.

St. Augustine

        As described in Note 5, Acquisitions, on November 21, 2013, Laureate acquired 80% of the ownership and voting rights of the University of St. Augustine. A portion of the purchase price was financed with a five-year seller note in the amount of $14,000. The promissory note incurs interest at an annual rate of 7%, which is payable quarterly beginning on January 1, 2014, and the entire principal balance of $14,000 is payable on November 21, 2018. As described in Note 5, Acquisitions, as of December 31, 2013 Laureate also recorded a liability of $3,029 in Current portion of due to shareholders of acquired companies related to a working capital adjustment that was required by the purchase agreement. This additional purchase price was paid in March 2014.

UNITEC Honduras

        In July 2005, Laureate assumed control of UNITEC Honduras and agreed to cause UNITEC Honduras to honor its severance and retirement payment obligations with the founders. Pursuant to this agreement, UNITEC Honduras is required until 2020 to make monthly payments, which are adjusted annually for inflation based on the IIBC. The monthly payment as of December 31, 2014 was HNL 2,711 (US $129). We originally recorded the obligation at its present value based on an incremental borrowing rate of 5%.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 6. Due to Shareholders of Acquired Companies (Continued)

Uni IBMR

        On December 21, 2009, Laureate acquired a majority interest in Uni IBMR, financing part of the purchase with a seller note. The carrying amount of the seller note as of December 31, 2014 was BRL 11,769 (US $4,428), and is subject to periodic adjustment based on the IPCA. We have recorded a liability for the inflation adjustment as accrued interest. The balance of the note is due in full in 2019.

UE, formerly ISLA

        On April 1, 2011, Laureate financed a portion of the acquisition of UE with two seller notes. The principal amount of the first seller note is EUR 1,485 (US $1,797 at December 31, 2014), and repayment is due in three equal annual installments of EUR 495 (US $599 at December 31, 2014) beginning on the first anniversary date of the acquisition. The first seller note was non-interest bearing. The principal amount of the second seller note is EUR 4,650 (US $5,628 at December 31, 2014) and is payable in five installments. The first three annual installments of EUR 550 (US $666) were payable on December 31, 2012, 2013 and 2014. The final two annual installments of EUR 1,500 (US $1,816) are payable on December 31, 2015 and 2016. The annual interest rate on the second seller note is 3% and is due annually on December 31, 2012 through 2016. Since the notes bear interest at lower than market rates, at the acquisition date Laureate recorded the seller notes at the present value of EUR 4,870 (US $6,866 at the date of acquisition), which is being accreted over the terms of the notes. As of December 31, 2014, the carrying value of the remaining notes payable was $3,316.

THINK

        As of December 31, 2014, Laureate has recorded a current liability of $3,273 payable to the former owners of THINK, representing a contingent consideration payable under the terms of the 2013 purchase agreement. The liability was recorded through a charge to Direct costs since it was not a measurement period adjustment, in accordance with ASC 805-30-35-1 "Business Combinations—Contingent Consideration." This liability was paid in full in January 2015. During the fourth quarter of 2013, Laureate recorded a liability of $1,094 for additional purchase price related to a working capital settlement, which was a measurement period adjustment. This liability was subsequently paid in full during the second quarter of 2014.

FAPA

        As described in Note 5, Acquisitions, the acquisition of FAPA was financed in part with two seller notes having an aggregate principal amount of BRL 9,164 (US $3,449 at December 31, 2014). The first seller note of BRL 3,055 (US $1,150 at December 31, 2014) is due on August 12, 2018, the fourth anniversary of the acquisition closing date, and the second seller note of BRL 6,109 (US $2,299 at December 31, 2014) is due on August 12, 2019, the fifth anniversary of the acquisition closing date. The principal amount of each seller note shall be adjusted according to the variation of the IGP-M until the notes' maturities. Laureate recorded these seller notes at their discounted present values at the acquisition date, which will be accreted over the terms of the notes. During the fourth quarter of 2014, an additional working capital adjustment was accrued and then subsequently paid on February 3,

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 6. Due to Shareholders of Acquired Companies (Continued)

2015 in the amount of BRL 699 ($263 at date of payment). As of December 31, 2014, the total carrying value of the notes and the working capital adjustment was $2,769.

Veracruz

        On January 14, 2011, Laureate financed a portion of the acquisition of Veracruz with a promissory note payable to the sellers and deferred payments for then-unresolved tax matters. The principal amount of the promissory note is MXN 38,437 (US $2,607 as of December 31, 2014), and repayment is due on January 14, 2016. The promissory note incurs interest based on the CETES which is payable quarterly.

UPN

        As part of the 2007 purchase agreement for UPN, one of Laureate's institutions in Peru, an additional amount of consideration (an earn-out payment) was payable to the sellers of UPN. The agreement stated that the earn-out payment was equal to the sum of 4.25 times audited 2010 EBITDA minus the amount of a predetermined "rent formula" (collectively, adjusted EBITDA) minus the outstanding balance of interest-bearing debt (excluding shareholders debt); plus the market value of real estate owned; and minus the amount of any dividends distributed to the sellers between the closing date and the earn-out payment date; all multiplied by 20% (the UPN Earn-out Formula).

        Subsequently, Laureate and the sellers of UPN entered into an addendum to the agreement to amend certain terms and conditions with regard to the seller's earn-out payment. The addendum amended the earn-out year to allow both Laureate and the sellers the ability to choose either 2012, 2013, or 2014 as the earn-out payment year. The amount owed would be equal to the UPN Earn-out Formula calculated based on the adjusted EBITDA measure applied to the calendar year immediately preceding the earn-out year. This modification to the original contingent consideration arrangement resulted in an additional arrangement with the sellers, whereby amounts in excess of the originally determined contingent consideration owed to the sellers based on UPN's 2010 adjusted EBITDA will be accounted for as expense. We recorded a liability for the estimated earn-out payment and for the year ended December 31, 2012 we recorded expense of $4,125 related to this modification. The remainder of the liability was recorded as a purchase price adjustment through an increase to Goodwill. The sellers of UPN chose 2013 as the earn-out payment year and Laureate made a payment of $11,399 on September 16, 2013. Of the $11,399, $5,725 related to compensation paid to the sellers and was therefore classified as an operating cash flow on the 2013 Consolidated Statement of Cash Flows. The remaining $5,674 was recorded within Payments of contingent consideration for acquisitions in the investing activities section of the 2013 Consolidated Statement of Cash Flows. The remaining liability balance of $1,275 relates to the amount due to one of the sellers; payment will be made upon receipt of certain official documents from this seller.

M-Power Group

        As described in Note 5, Acquisitions, on April 8, 2013, Laureate financed a portion of the acquisition of M-Power with a seller note that carried an annual interest rate of 10%. The principal amount of the seller note was approximately INR 535,000 (US $8,485 at December 31, 2014) and repayment was due in four installments. The first three installments of approximately INR 153,000

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 6. Due to Shareholders of Acquired Companies (Continued)

(US $2,427 at December 31, 2014) were due and paid in six-month increments starting October 8, 2013. The fourth installment of approximately INR 76,000 (US $1,212 at December 31, 2014) is due on April 8, 2015. As of December 31, 2014 and 2013, the seller note had a carrying value of $1,212 and $6,183, respectively.

CEDEPE

        As described in Note 5, Acquisitions, on July 4, 2012, Laureate financed a portion of the acquisition of CEDEPE with a seller note. The principal amount of the seller note is BRL 4,400 (US $1,655 at December 31, 2014), and repayment is due in five installments. The seller note incurs interest based on the CDI. The first installment of BRL 700 (US $263 at December 31, 2014) was due on January 4, 2013. The remaining four installments of BRL 925 (US $348 at December 31, 2014) are due annually on the anniversary of the acquisition closing date. Since the note bears interest at lower-than-market rates, Laureate recorded the seller note as of the acquisition date at the present value of BRL 3,872 (US $1,457), which will be accreted over the term of the note. As of December 31, 2014, the remaining carrying value of the note was $865.

INTI

        As described in Note 5, Acquisitions, Laureate acquired an additional 6.4% equity interest in INTI during the fourth quarter of 2014. The total purchase price was approximately $6,783, which includes approximately $6,200 of purchase consideration paid in 2014 and estimated additional purchase price of $583 based on INTI's 2014 standalone operating results, as required by the agreement. This deferred payment of $583 was recorded in Current portion of due to shareholders of acquired companies at December 31, 2014. Payment of this amount is estimated to be paid during the second quarter of 2015 upon issuance of the standalone financial statements.

UniFACS

        On June 2, 2010, Laureate financed a portion of the acquisition of UniFACS with a seller note payable on June 2, 2014. The principal amount of the seller note was BRL 10,000, and was subject to periodic adjustment based on the IPCA, plus interest accrued at a 6.5% annual rate. During 2014, the remaining balance of BRL 10,000 (US $4,469 at the date of payment) was paid.

HIEU

        On May 15, 2009, we acquired 70% of Hunan Lie Ying Industry Co., Ltd (Lie Ying). Lie Ying is a People's Republic of China domestic limited-liability company. Lie Ying is the sponsor of Hunan International Economics University (HIEU), a not-for-profit entity and a VIE, and controls the board of directors of the institution. A portion of the purchase price was deferred and recorded as a seller note payable. During the second quarter of 2014, the seller note payable to the noncontrolling interest holders of HIEU was removed due to Laureate's release from this obligation. This seller note payable was security for the related party note receivable owed to Laureate and, since this related party loan was not repaid in June 2014, Laureate was no longer contractually required to pay this seller note obligation. See Note 18, Related Party Transactions, for further discussion of the entrustment loan receivable.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 6. Due to Shareholders of Acquired Companies (Continued)

EUC

        On August 16, 2011, Laureate entered into an agreement with the sellers to finance a portion of the acquisition of the remaining noncontrolling interests of EUC. This agreement required Laureate to make two equal installment payments of EUR 8,044 (US $9,736 at December 31, 2014) on December 31, 2012 and 2013. The first installment was paid in December 2012. In December 2013, a portion of the second installment was paid in the amount of EUR 6,581 (US $7,966 at December 31, 2014). The remainder of the installment, EUR 1,463 (US $2,183 at the date of payment), was paid in January 2014.

NHU LLC

        On April 15, 2010, Laureate acquired certain assets and assumed certain operating liabilities from National Hispanic University, a non-profit corporation (NHU NFP) located in San Jose, California. NHU NFP contributed certain of its assets to NHU Education Holdings, LLC (NHU LLC), our newly formed subsidiary, in exchange for 20% of the membership interests in NHU LLC. The purchase agreement contained an anti-dilution clause whereby Laureate agreed that NHU NFP's 20% interest in NHU LLC would not be diluted until Laureate's incremental capital funding exceeded $5,000. We accounted for this anti-dilution right contingent consideration as an obligation and recorded a liability in the amount of $1,000, as we determined it was likely, although not required, that we would fund NHU LLC with additional capital. As discussed further in Note 12, Commitments and Contingencies, in the first quarter of 2014 Laureate announced that it would begin a teach-out process at this institution and will no longer enroll new students. Also during 2014, Laureate settled this liability as a capital contribution.

Note 7. Business and Geographic Segment Information

        Laureate's educational services are offered through four operating segments: LatAm, Europe, AMEA, and GPS. Laureate determines its operating segments based on information utilized by the chief operating decision maker to allocate resources and assess performance.

        The LatAm segment consists of campus-based institutions and has operations in Brazil, Chile, Costa Rica, Honduras, Mexico, Panama and Peru and has contractual relationships with a licensed institution in Ecuador. The institutions offer an education that emphasizes professional-oriented fields of study with undergraduate and graduate degree programs. The programs at these institutions are mainly campus-based and are primarily focused on local students. In addition, the institutions in our LatAm segment have begun introducing online and hybrid (a combination of online and in-classroom) courses and programs to their curriculum. Brazil and Chile have government-supported financing for higher education, while in other countries students generally finance their own education.

        The Europe segment consists of campus-based institutions with operations in Cyprus, France, Germany, Morocco, Portugal, Spain and Turkey. The institutions generate revenue by providing professional-oriented undergraduate and graduate degree programs. Several institutions have begun to introduce online and hybrid programs. Students in the Europe segment generally finance their own education.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 7. Business and Geographic Segment Information (Continued)

        The AMEA segment consists of campus-based institutions with operations in Australia, China, India, Malaysia, South Africa and Thailand. AMEA also manages 11 licensed institutions in Saudi Arabia and manages one additional institution in China through a joint venture arrangement. Additionally, through 2014, AMEA had a relationship with a licensed institution in Indonesia. The institutions generate revenue by providing professional-oriented undergraduate and graduate degree programs. Students in the AMEA segment generally finance their own education.

        The GPS segment consists of accredited online institutions, which serve students across geographic boundaries, and campus-based institutions serving students in Italy, New Zealand, Spain, Switzerland, the United Kingdom and the United States. The GPS segment also manages one hospitality and culinary institution in China and one hospitality and culinary institution in Jordan through joint venture and other contractual arrangements. The online institutions primarily serve working adults with undergraduate and graduate degree programs. The campus-based institutions primarily serve traditional students seeking undergraduate and graduate degrees, particularly in the fields of hospitality, art and design, culinary, and health sciences. In the United States, students have access to government-supported financing programs.

        Intersegment transactions are accounted for in a similar manner as third party transactions and are eliminated in consolidation. The "Corporate" column presented in the following tables includes corporate charges that were not allocated to our reportable segments and adjustments to eliminate intersegment items.

        We evaluate segment performance based on Adjusted EBITDA, which is a non-GAAP profit measure defined as (Loss) income from continuing operations before income taxes and equity in net income (loss) of affiliates, adding back the following items: Foreign currency exchange (loss) gain, net, Other (expense) income, net, Loss from regulatory changes, (Loss) gain on derivatives, Loss on debt extinguishment, Interest expense, Interest income, Depreciation and amortization expense, Impairment charges on long-lived assets, Share-based compensation expense and, beginning in 2014, expenses related to implementation of our Excellence-in-Process (EiP) initiative. EiP is an enterprise-wide initiative to optimize and standardize Laureate's processes, creating vertical integration of procurement, information technology, finance, accounting and human resources. It includes the establishment of regional shared services organizations around the world, as well as improvements to the Company's system of internal controls over financial reporting.

        When we review Adjusted EBITDA on a segment basis, we exclude intercompany revenues and expenses, related to network fees and royalties between our segments, that eliminate in consolidation. We use total assets as the measure of assets for reportable segments. Expenditures for long-lived assets include capital expenditures for property and equipment and Expenditures for deferred costs which are classified as investing activities in the Consolidated Statements of Cash Flows.

        The following tables provide financial information for our reportable segments, including a reconciliation of Adjusted EBITDA to (Loss) income from continuing operations before income taxes

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 7. Business and Geographic Segment Information (Continued)

and equity in net income (loss) of affiliates, as reported in the Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012:

	LatAm	Europe	AMEA	GPS	Corporate	Total
2014:
Revenues	$2,532,451	$499,261	$395,907	$998,154	$(11,091)	$4,414,682
Adjusted EBITDA	541,975	71,116	28,580	226,208	(94,354)	773,525
Depreciation and amortization expense	152,142	32,744	37,417	61,076	4,952	288,331
Loss on impairment of assets	125,449	273	—	66	—	125,788
Total assets	4,509,719	693,559	833,451	1,945,882	455,607	8,438,218
Expenditures for long-lived assets	269,186	46,810	60,963	51,882	7,577	436,418
2013:
Revenues	$2,340,867	$469,733	$194,060	$911,023	$(1,802)	$3,913,881
Adjusted EBITDA	466,664	74,591	(5,177)	204,068	(93,674)	646,472
Depreciation and amortization expense	136,758	29,560	17,618	54,226	4,563	242,725
Loss on impairment of assets	21,967	—	1,987	9,628	—	33,582
Total assets	4,298,759	770,090	741,830	2,021,845	622,556	8,455,080
Expenditures for long-lived assets	367,167	40,932	53,378	47,176	10,878	519,531
2012:
Revenues	$2,135,176	$434,571	$158,476	$852,886	$(13,992)	$3,567,117
Adjusted EBITDA	380,254	73,757	(5,939)	191,095	(92,134)	547,033
Depreciation and amortization expense	124,902	23,850	14,291	54,390	3,802	221,235
Loss on impairment of assets	52,395	—	1,434	4,500	—	58,329
Expenditures for long-lived assets	288,603	76,021	22,664	58,746	11,019	457,053

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 7. Business and Geographic Segment Information (Continued)

For the years ended December 31,	2014	2013	2012
Adjusted EBITDA of reportable segments:
LatAm	$541,975	$466,664	$380,254
Europe	71,116	74,591	73,757
AMEA	28,580	(5,177)	(5,939)
GPS	226,208	204,068	191,095

Total Adjusted EBITDA of reportable segments	867,879	740,146	639,167
Reconciling items:
Corporate	(94,354)	(93,674)	(92,134)
Depreciation and amortization expense	(288,331)	(242,725)	(221,235)
Loss on impairment of assets	(125,788)	(33,582)	(58,329)
Share-based compensation expense	(49,190)	(49,512)	(17,289)
EiP implementation expenses	(10,716)	—	—

Operating income	$299,500	$320,653	$250,180
Interest income	21,822	21,805	19,467
Interest expense	(385,754)	(350,196)	(307,728)
Loss on debt extinguishment	(22,984)	(1,361)	(4,421)
(Loss) gain on derivatives	(3,101)	6,631	(63,234)
Loss from regulatory changes	—	—	(43,716)
Other (expense) income, net	(1,184)	7,499	(5,533)
Foreign currency exchange (loss) gain, net	(109,970)	(3,102)	14,401

(Loss) income from continuing operations before income taxes and equity in net income (loss) of affiliates	$(201,671)	$1,929	$(140,584)

Geographic Information

        No individual customer accounted for more than 10% of Laureate's consolidated revenues. Revenues from customers by geographic area, primarily generated by students enrolled at institutions in those areas, were as follows:

For the years ended December 31,	2014	2013	2012
External revenue
Mexico	$741,649	$701,830	$614,483
United States	718,641	647,046	596,128
Brazil	712,921	568,443	529,499
Chile	585,645	629,185	569,963
Peru	322,938	270,519	217,437
Spain	234,781	230,822	224,639
Other foreign countries	1,098,107	866,036	814,968

Consolidated total	$4,414,682	$3,913,881	$3,567,117

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 7. Business and Geographic Segment Information (Continued)

        Long-lived assets are composed of Property and equipment, net. As described in Note 4, Discontinued Operations and Assets Held for Sale, as of December 31, 2014 a portion of Switzerland's property and equipment is classified as assets held for sale. Laureate's long-lived assets of continuing operations by geographic area were as follows:

December 31,	2014	2013
Long-lived assets
Chile	$421,904	$473,249
Brazil	300,405	270,240
Mexico	293,331	350,607
Peru	258,352	217,578
Spain	205,510	235,816
United States	176,958	178,997
China	148,865	134,765
Switzerland	79,185	246,631
Other foreign countries	629,809	548,843

Consolidated total	$2,514,319	$2,656,726

Note 8. Goodwill and Other Intangible Assets

Goodwill

        The change in the net carrying amount of Goodwill from December 31, 2012 through December 31, 2014 was composed of the following items:

	LatAm	Europe	AMEA	GPS	Total
Balance at December 31, 2012	1,548,481	112,945	24,028	615,684	2,301,138
Acquisitions	—	—	110,057	49,198	159,255
Dispositions	—	—	(13)	—	(13)
Impairments	—	—	—	—	—
Currency translation adjustments	(82,777)	(141)	(5,606)	4,822	(83,702)
Adjustments to prior acquisitions	—	—	—	—	—

Balance at December 31, 2013	1,465,704	112,804	128,466	669,704	2,376,678
Acquisitions	398,587	—	25,197	—	423,784
Dispositions	—	—	—	—	—
Impairments	(77,094)	—	—	—	(77,094)
Currency translation adjustments	(212,472)	(15,163)	(12,051)	(13,887)	(253,573)
Adjustments to prior acquisitions	—	—	—	—	—

Balance at December 31, 2014	$1,574,725	$97,641	$141,612	$655,817	$2,469,795

        As of December 31, 2014, accumulated goodwill impairment losses were $136,430, with $77,094, $19,660 and $39,676 relating to our LatAm, GPS and AMEA segments, respectively. As of

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 8. Goodwill and Other Intangible Assets (Continued)

December 31, 2013, accumulated goodwill impairment losses were $59,336, with $19,660 and $39,676 relating to our GPS and AMEA segments, respectively.

Other Intangible Assets

        Amortization expense for intangible assets subject to amortization was $17,697, $6,527, and $15,985 for the years ended December 31, 2014, 2013, and 2012, respectively. The estimated future amortization expense for intangible assets for the years ending December 31, 2015, 2016, 2017, 2018, 2019, and beyond is $19,097, $13,906, $11,089, $9,490, $5,353, and $34,129, respectively.

        The following table summarizes our identifiable intangible assets as of December 31, 2014:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Amortization Period (Yrs)
Subject to amortization:
Student rosters	$114,909	$(89,612)	$25,297	3.1
Non-compete agreements	6,935	(6,935)	—	—
Other	89,016	(21,249)	67,767	12.8
Not subject to amortization:
Tradenames and accreditations	1,461,762	—	1,461,762	—

Total	$1,672,622	$(117,796)	$1,554,826

        The following table summarizes our identifiable intangible assets as of December 31, 2013:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Amortization Period (Yrs)
Subject to amortization:
Student rosters	$107,215	$(91,891)	$15,324	2.8
Non-compete agreements	7,843	(7,843)	—	—
Other	30,857	(16,208)	14,649	2.5
Not subject to amortization:
Tradenames and accreditations	1,519,737	—	1,519,737	—

Total	$1,665,652	$(115,942)	$1,549,710

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 8. Goodwill and Other Intangible Assets (Continued)

Impairment Tests

        The following table summarizes the Loss on impairment of assets:

For the years ended December 31,	2014	2013	2012
Impairments of Tradenames and accreditations, by segment:
LatAm	$47,650	$21,967	$52,395
Europe	—	—	—
AMEA	—	—	—
GPS	—	3,726	4,500

Total Impairments of Tradenames and accreditations	47,650	25,693	56,895

Impairments of Goodwill—LatAm segment	77,094	—	—
Impairments of Deferred costs and Other intangible assets, net	273	4,478	149
Impairments of long-lived assets	771	3,411	1,285

Total	$125,788	$33,582	$58,329

        We perform annual impairment tests of our non-amortizable intangible assets, which consist of Goodwill and Tradenames and accreditations, in the fourth quarter of each year. The impairment charges discussed below were recorded to reduce the assets' carrying values to fair value. These fair value measurements were determined primarily using the income approach, based largely on inputs that are not observable to active markets, which would be deemed "Level 3" fair value measurements as defined in Note 21, Fair Value Measurement. These inputs include our expectations about future revenue growth and profitability, effective income tax rates by jurisdiction, and the rate at which the cash flows should be discounted in order to determine this fair value estimate. Where a market approach is used, the inputs also include publicly available data about our competitors' financial ratios and transactions.

2014 Loss on Impairment of Assets

        In 2014, we recorded a total impairment loss of $125,788. Tradenames and accreditations were impaired in the aggregate amount $47,650 related to two Chilean institutions in our LatAm segment. Also in our LatAm segment, Goodwill was impaired in the amount of $77,094, which related to our institutions in Costa Rica, Honduras, and Panama. Our Europe segment recorded impairments of deferred costs of $273. Our LatAm and GPS segments recorded impairments of long-lived assets of $705 and $66, respectively.

        Of the total impairment of Tradenames and accreditations in LatAm, approximately $16,400 related to UDLA Chile. This is an additional impairment to the charge taken in 2013. The primary driver for this additional charge was the secondary intake of enrollment that occurred during the third quarter of 2014, which provided us with additional information regarding the projected financial performance of UDLA Chile and that indicated that the financial impact of the loss of accreditation was larger than initially estimated. The Company also revised its estimates around the timing of enrollments following reaccreditation. As a result, management performed an impairment test and determined that the estimated fair value of the intangible asset was less than its carrying value. Accordingly, the Company recorded an impairment charge in order to adjust the carrying value of the intangible asset to its new estimated fair value of approximately $24,000.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 8. Goodwill and Other Intangible Assets (Continued)

        The remaining impairment of Tradenames and accreditations in LatAm of approximately $31,250 related to UNAB in Chile, in order to adjust the intangible asset to its new estimated fair value of approximately $76,000. The impairment at UNAB resulted from our expectation of reduced margins and lower pricing, as compared to the assumptions contained in the models previously used to value the intangible assets. The lower projections reflect weaker operating performance compared to the prior long-range plan, combined with reduced expectations as a result of a regulatory environment that favors public rather than private supply in higher education. In addition, due to the uncertainty that currently exists in Chile, the Company has decided to reduce its expected capital expenditures for growth in that market for the foreseeable future. As a result, the long-range plan used to calculate the fair value of the UNAB Tradename and accreditations asset contains lower growth and profitability assumptions than the plan used in prior years for such purposes.

        The Goodwill impairment of $77,094 in LatAm at our institutions in Costa Rica, Honduras, and Panama can be attributed to a weaker long-range outlook as compared to the assumptions contained in the models previously used to value the intangible assets. The primary driver of this weaker outlook is a shortfall in 2014 enrollments which has caused us to decrease our long-term enrollment projections. The softened enrollment outlook has also resulted in pricing pressure on revenue. Cost cutting measures have been taken by management to mitigate margin erosion. The softer long-term outlook resulted in a lower valuation for the reporting unit. As a result of the 2014 impairment test, the Goodwill balances at these institutions were entirely written off.

2013 Loss on Impairment of Assets

        In 2013, we recorded a total impairment loss of $33,582. Tradenames and accreditations were impaired in the aggregate amount of $25,693 related to institutions in our LatAm and GPS segments, which recorded impairments of $21,967 and $3,726, respectively. Our AMEA segment recorded impairments of long-lived assets of $1,987 for certain buildings that were impaired in 2013. Our GPS segment also recorded impairments of long-lived assets of $1,424 and impairments of Deferred costs and Other intangible assets, net of $4,478.

        The impairment of Tradenames and accreditations in LatAm related to UDLA Chile. The primary driver for this charge was a reduction in this institution's projected revenues and income following UDLA Chile's loss of accreditation, as discussed in Note 3, Significant Accounting Policies. The current impairment charge is based on management's best estimates using current available and knowable information about the short and long term implications to the UDLA Chile financial forecast. The current projections assume reaccreditation in 2016. We will continue to monitor the situation and additional impairment losses may result from greater than expected attrition and failure to obtain reaccreditation in 2016.

        The Tradenames and accreditations impairment of $3,726 in our GPS segment related to one institution in Italy, and two in the U.S. The impairment at the Italian institution of $1,094 resulted from our expectation of reduced margins, as compared to the assumptions contained in the models previously used to value the intangible assets. The reduced margin expectations result primarily from the ongoing weakness in the European economies, which has caused pricing decreases at certain of the institutions included in this segment, as well as enrollment declines as compared to the projections used to value the intangible assets.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 8. Goodwill and Other Intangible Assets (Continued)

        In the U.S., one of the institutions recorded a Tradenames and accreditations impairment of $1,300, which primarily resulted from our expectation of further reduced margins and cash flows at one institution as compared to our initial projections contained in the previous model used to value the intangible assets at this institution during our 2012 impairment testing. These expectations of further reduced margins and cash flows are largely due to the continuing poor economic conditions in the U.S., continued media focus on the cost of education as compared to earnings potential, as well as the regulatory environment, which are discussed in Note 20, Legal and Regulatory Matters. All of these factors have caused the Company to reduce its expectation of future performance for this institution. In the first quarter of 2014, one of our U.S. institutions, NHU LLC, decided to stop enrolling new students and teach out the existing cohort of students. This decision was driven in part by recent regulatory changes. As a result, the Company has written off the entire Tradenames and accreditations value of $1,332 related to this institution. In addition, NHU LLC, also wrote down capitalized curriculum, which is recorded in Deferred costs, net by $4,478 and software, which is recorded in Property and equipment, by $1,338, as it was determined that the curriculum and software cannot be redeployed. There was also an impairment of other long-lived assets in the GPS segment of $86.

2012 Loss on Impairment of Assets

        In 2012, we recorded an impairment loss of $58,329. In 2012, Tradenames and accreditations were impaired in the aggregate amount of $56,895 related to two institutions in our LatAm and GPS segments, which recorded impairments of $52,395 and $4,500, respectively. Additionally, Other intangible assets were impaired by $149 in our GPS segment, and long-lived assets in our AMEA segment were impaired by $1,285.

        The LatAm Tradenames and accreditations impairment of $52,395 related to Mexico. This impairment was attributable to various factors, which caused us to further reduce our revenues and profit expectations as compared to the assumptions contained in the previous model, which was used to value the intangible assets during 2011 impairment testing. Our reduced expectations resulted from a continuation of the impacts of the economic weakness in Mexico that we experienced in our business during 2011. This weakness has led to a continuation of the persistent high unemployment rate in the Mexican economy, which has impacted our businesses differently, specifically causing potential customers to be more price sensitive. These economic challenges in Mexico have caused the Company to further re-evaluate its growth and margin assumptions for a component of this business unit, thus triggering the impairment.

        The impairment of $4,500 in the GPS segment is caused by an impairment of Tradenames and accreditations, which primarily resulted from our expectation of reduced margins and cash flows at one institution as compared to our initial projections contained in the previous model used to value the intangible assets at this institution during our 2011 impairment testing. These expectations of reduced margins and cash flows are largely due to the continuing poor economic conditions in the U.S., continued media focus on the cost of education as compared to earnings potential, as well as the regulatory environment, which are discussed further in Note 20, Legal and Regulatory Matters. All of these factors have caused the Company to reduce its future performance expectations for this institution, because it operates in a niche market where its programs are offered at a comparatively high price point.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 8. Goodwill and Other Intangible Assets (Continued)

        In 2012, in the GPS segment, we also recorded an impairment of $149, related to the reduced profitability inherent in contract rights owned by one institution in that segment.

        The impairment of long-lived assets in our AMEA segment of $1,285 related to certain property and equipment at our institutions in China and Malaysia, where the Company determined that the property and equipment would be disposed of significantly before the end of its previously estimated useful life.

Note 9. Land Use Rights

        The Company has acquired rights to use certain properties for periods ranging from 13 to 899 years. The land use rights at AMEA had a combined net carrying value of $50,290 and $57,496 at December 31, 2014 and 2013, respectively. The land use rights recorded for Europe have a net carrying value of $1,572 and $2,137 at December 31, 2014 and 2013, respectively. The land use rights recorded for the LatAm region have a net carrying value of $2,130 and $0 at December 31, 2014 and 2013, respectively.

        The land use rights recorded at net carrying value on the Company's Consolidated Balance Sheets are summarized as follows:

December 31,	2014	2013
Cost	$54,904	$67,214
Less: Accumulated amortization	(912)	(7,581)

Land use rights, net	$53,992	$59,633

        Amortization expense of land use rights was $1,547, $1,737 and $1,779 for the years ended December 31, 2014, 2013 and 2012, respectively. As discussed in Note 18, Related Party Transactions, during the year ended December 31, 2014, HIEU wrote off land use rights with a net carrying value of approximately $4,350 related to several parcels of land for which it no longer has land use rights.

        As of December 31, 2014, amortization expense related to land use rights for the next five years and thereafter is as follows:

2015	$1,544
2016	1,575
2017	1,474
2018	1,474
2019	1,474
Thereafter	46,451

Total	$53,992

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 10. Debt

        Outstanding long-term debt was as follows:

December 31,	2014	2013
Senior long-term debt:
Senior Secured Credit Facility (stated maturity dates June 2016 and June 2018), net of discount	$2,180,406	$2,061,437
Senior Notes due 2019 (stated maturity date September 2019), net of discount	1,382,711	1,379,882

Total senior long-term debt	3,563,117	3,441,319
Other debt:
Lines of credit	106,046	91,906
Notes payable and other debt	593,605	525,979

Total senior and other debt	4,262,768	4,059,204
Capital lease obligations and sale-leaseback financings	304,099	280,237

Total long-term debt	4,566,867	4,339,441
Less: current portion of long-term debt	233,286	220,471

Long-term debt, less current portion	$4,333,581	$4,118,970

        As of December 31, 2014, aggregate annual maturities of the senior and other debt, excluding capital lease obligations and sale-leaseback financings, were as follows:

December 31, 2014	Senior and Other Debt
2015	$217,579
2016	459,100
2017	94,912
2018	1,874,458
2019	1,479,606
Thereafter	154,549

Total	4,280,204
Less: discount, net	(17,436)

Total senior and other debt	$4,262,768

        The estimated fair value of our debt was determined using observable market prices, as the majority of our securities, including the Senior Secured Credit Facility and the Senior Notes due 2019, are traded in a brokered market. The fair value of our remaining debt instruments approximates carrying value based on their terms. As of December 31, 2014 and 2013, our long-term debt was

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 10. Debt (Continued)

classified as Level 2 within the fair value hierarchy, based on the frequency and volume of trading in the brokered market. The estimated fair value of our debt was as follows:

	December 31, 2014		December 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Total senior and other debt	$4,262,768	$4,222,334	$4,059,204	$4,185,165

Senior Notes

Overview

        On May 13, 2008, Laureate incurred certain indebtedness with an aggregate principal amount of $1,005,822, consisting of:

  1.
  $260,000 of senior cash pay notes (the Senior Cash Pay Notes);

  2.
  $435,822 of senior toggle notes (the Senior Toggle Notes); and

  3.
  $310,000 of senior subordinated notes (the Senior Subordinated Notes).

        The proceeds from the issuance of the Senior Cash Pay Notes, the Senior Toggle Notes and the Senior Subordinated Notes were used to repay the outstanding balances of certain loans, plus accrued interest and associated fees and expenses, originated as part of the 2007 LBO.

        On July 25, 2012, we completed an offering of $350,000 aggregate principal amount of 9.250% Senior Notes due 2019 (the Senior Notes due 2019). The net proceeds received from the debt offering were $343,000, after payment of underwriter fees of $7,000, and were used to repay a portion of our senior secured multi-currency revolving credit facility.

        On November 13, 2012, we completed an offering of $1,050,000 aggregate principal amount of additional 9.250% Senior Notes due 2019. The notes are treated as a single series with the $350,000 of 9.250% Senior Notes due 2019 that were issued in July 2012. The Company used the net proceeds from the sale of the additional Senior Notes due 2019 to purchase all of the outstanding Senior Toggle Notes and the Senior Cash Pay Notes, and to fully repay certain debt instruments under the Company's senior secured term loan facility, including the Closing Date Term Loan, the Delayed Draw Term Loan, and the Series A New Term Loan.

        The Senior Notes due 2019 are fully and unconditionally guaranteed, jointly and severally, on an unsecured senior basis, by each of Laureate's wholly owned domestic subsidiaries that guarantee Laureate's obligations under the Senior Secured Credit Facility. The Senior Notes due 2019 rank junior to the Senior Secured Credit Facility.

Senior Notes due 2019

        The $1,400,000 Senior Notes due 2019 have a stated maturity of September 1, 2019. Laureate may redeem some or all of the Senior Notes due 2019 at any time prior to September 1, 2015, in each case at a price equal to 100% of the principal amount of the notes redeemed plus the applicable "make-whole" premium, and accrued and unpaid interest and special interest, as discussed in

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 10. Debt (Continued)

'Registration of Senior Notes due 2019' below. The make-whole premium is defined as the greater of: (1) 1.00% of the notes' principal amount; and (2) any amount by which the present value of the redemption price of such redeemed notes, plus all required interest payments through September 1, 2015, computed using a discount rate equal to the United States Treasury Rate plus 50 basis points, exceeds the principal amount of such redeemed notes. Prior to September 1, 2015, Laureate may redeem up to 40% of the principal amount of the Senior Notes due 2019 at a redemption price equal to 109.250% of the principal amount, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more equity offerings. From and after September 1, 2015, we may redeem all or part of the Senior Notes due 2019 at redemption prices starting at 106.938% of the principal amount thereof and decreasing from there each year thereafter until September 1, 2018, plus accrued and unpaid interest. From and after September 1, 2018, we may redeem all or part of the Senior Notes due 2019 at a redemption price of 100%, plus accrued and unpaid interest.

        The interest rate for the Senior Notes due 2019 is fixed at 9.25%, excluding the special interest discussed below, and is payable semi-annually in arrears on March 1 and September 1 each year, beginning March 1, 2013. Of the total $1,400,000 of Senior Notes due 2019, $350,000 were issued in July 2012 at par, while the remaining $1,050,000 were issued in November 2012 at a price of 97.750% of face amount, resulting in an original debt discount of $23,625, which will be amortized to interest expense over the term of the notes. As of December 31, 2014, the outstanding balance on the Senior Notes due 2019 was $1,382,711, net of the remaining debt discount of $17,289. As of December 31, 2013, the outstanding balance on the Senior Notes due 2019 was $1,379,882, net of the remaining debt discount of $20,118.

        Registration of Senior Notes due 2019—Laureate and its guarantors agreed to (1) file a registration statement with the SEC with respect to a registered offer to exchange the Senior Notes due 2019 for new notes having terms substantially identical in all material respects to the outstanding notes (except that the new notes will not contain transfer restrictions or provide for special interest); or (2) file a shelf registration for the resale of the notes. We were required to use all commercially reasonable efforts to cause the registration statement to be declared effective on or before July 25, 2014. Since the registration statement was not declared effective by July 25, 2014, we have incurred special interest at a rate equal to 0.25% per annum for the first 90-day period of the outstanding indenture indebtedness on the outstanding notes, 0.50% per annum for the next 90-day period, and 0.75% thereafter, as liquidated damages until the registration statement is declared effective and the exchange offer is completed.

        The requirement to register the Senior Notes due 2019 qualifies as a "registration payment arrangement" under ASC 825-20, "Financial Instruments—Registration Payment Arrangements." ASC 825-20 requires us to record a liability if we determine that it is probable that consideration, such as special interest, will be paid to the counterparty under the registration payment arrangement, and if that consideration can be reasonably estimated. Accordingly, we have recorded a liability for the amount of special interest on the Senior Notes due 2019 that we have determined to be probable and estimable based on our expected timing of registration as of each balance sheet date. As of December 31, 2014 and 2013, we had a total contingent liability for special interest on the Senior Notes due 2019 of $12,200 and $7,200, respectively, recorded in Accrued expenses and Other long-term

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 10. Debt (Continued)

liabilities in our Consolidated Balance Sheets, through a corresponding adjustment to Interest expense in our Consolidated Statement of Operations.

Senior Cash Pay Notes and Senior Toggle Notes

        The $260,000 Senior Cash Pay Notes and the $435,822 Senior Toggle Notes had a stated maturity of August 15, 2015. The redemption prices of these notes started at 105% of the principal amount for the Senior Cash Pay Notes and 105.125% of the principal amount for the Senior Toggle Notes and decreased from there if redeemed after August 15, 2012, plus accrued and unpaid interest. As discussed above, the Senior Cash Pay Notes and Senior Toggle Notes were paid in full during the fourth quarter of 2012 with proceeds from the issuance of the additional Senior Notes due 2019.

        The interest rate for the Senior Cash Pay Notes was fixed at 10.00%, and was payable semi-annually in arrears on February 15 and August 15 each year. Cash interest on the Senior Toggle Notes accrued at a rate of 10.25% per annum.

Senior Subordinated Notes

        The $310,000 Senior Subordinated Notes had a stated maturity of August 15, 2017. From and after August 15, 2012, we could redeem all or part of the Senior Subordinated Notes at redemption prices starting at 105.875% of the principal amount thereof and decreasing from there each year thereafter, plus accrued and unpaid interest. The interest rate for the Senior Subordinated Notes was fixed at 11.75%, excluding the special interest discussed below, and was payable semi-annually in arrears on February 15 and August 15 each year.

        On April 9, 2013, we commenced a tender offer to purchase for cash any and all of our outstanding 11.75% Senior Subordinated Notes, which had an outstanding balance of $285,944 at that date. Senior Subordinated Notes with a principal amount of $67,328 were tendered on or before 5:00 p.m., New York City time, on April 22, 2013 (the Early Tender Date), and the holders of those notes received the full tender offer consideration of $1.06375 for each $1 principal amount of notes accepted for purchase. Also in April 2013, Laureate called for redemption all remaining Senior Subordinated Notes not purchased in the tender offer. Accordingly, $218,616 principal amount of Senior Subordinated Notes were repaid on May 23, 2013. Holders of all purchased notes also received any accrued and unpaid interest and special interest on the notes from the last interest payment date to, but not including, the date of payment for purchased notes. As described below, Laureate obtained the proceeds required to repay the notes by borrowing an additional $310,000 on the same terms as its existing 2018 Extended Term Loan in April 2013. We paid a total of $17,136 of tender premiums and fees and call premiums which were capitalized as debt issuance costs.

        Registration of Senior Cash Pay Notes, Senior Toggle Notes, and Senior Subordinated Notes—Laureate and its guarantors agreed to (1) file a registration statement with the SEC for a registered offer to exchange the Senior Cash Pay Notes, the Senior Toggle Notes, and the Senior Subordinated Notes, for new notes having terms substantially identical in all material respects to these outstanding notes (except that the new notes will not contain transfer restrictions or provide for special interest); or (2) file a shelf registration for the resale of the notes. We were required to use all commercially

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 10. Debt (Continued)

reasonable efforts to cause the registration statement to be declared effective and to complete the exchange offer on or before January 1, 2011.

        We did not comply with this SEC filing requirement on or before January 1, 2011, and were therefore subject to a "Registration Default" until these notes were repaid. During the period in which the Registration Default existed, special interest accrued on the outstanding indebtedness under the Senior Cash Pay Notes, the Senior Toggle Notes and the Senior Subordinated Notes at a rate equal to 0.25% per annum during the first 90-day period, 0.50% for the second 90-day period, 0.75% for the third 90-day period, and 1.0% thereafter, beginning October 1, 2011. Accordingly, we incurred approximately $950 and $9,950 of special interest under this registration payment arrangement during the years ended December 31, 2013 and 2012, respectively. Accrual and payment of special interest was the only remedy available for the Registration Default. Since we fully repaid the Senior Cash Pay Notes and the Senior Toggle Notes during the fourth quarter of 2012, and fully repaid the Senior Subordinated Notes during the second quarter of 2013, we no longer incur special interest on these notes.

Senior Secured Credit Facility

Overview

        On June 16, 2011, we amended and restated our Credit Agreement dated as of August 17, 2007 (as amended and restated, our Amended and Restated Credit Agreement), in order to, among other things, extend maturity dates. Pursuant to this amendment and restatement, certain lenders in the syndicate: (1) extended the maturity dates applicable to $155,000 of our then-existing $400,000 revolving line of credit facility from August 2013 to June 2016, (2) converted $245,000 of then-existing revolving loans and revolving credit commitments into term loans that will mature in June 2018, and (3) extended the maturity dates applicable to three series term loans, totaling $858,896 of aggregate principal, from August 2014 to June 2018. In addition, some existing lenders increased the amount of their revolver commitments and new lenders became lenders with respect to the revolving credit facility that matures in June 2016. As a result of this amendment and restatement, the credit facilities under our Amended and Restated Credit Agreement on June 16, 2011 were composed of:

  1.
  $300,000 revolving line of credit facility; and

  2.
  $1,269,703 senior secured term loan facility, consisting of the following series:

  (i)
  $1,103,896 extended term loan (the 2018 Extended Term Loan);

  (ii)
  $129,114 Closing Date Term Loan;

  (iii)
  $19,135 Delayed Draw Term Loan; and

  (iv)
  $17,558 Series A New Term Loan.

$25,000 Series A-2018 New Term Loan

        On December 22, 2011, we entered into a joinder agreement to the Amended and Restated Credit Agreement to borrow an additional $25,000 on the same terms as the 2018 Extended Term Loan (the

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 10. Debt (Continued)

Series A-2018 New Term Loan), including interest rates and quarterly principal payment dates. The borrowing capacity under our revolving line of credit facility was also increased to $350,000.

$250,000 Series B New Term Loans

        On January 18, 2013, we entered into the Series B New Term Loan Joinder Agreement and the First Amendment to the Amended and Restated Credit Agreement to borrow an additional $250,000 on the same terms as the 2018 Extended Term Loan (the Series B New Term Loans), including interest rates and quarterly principal payment dates. This additional loan was issued at an original debt discount of $1,250, and we paid debt issuance costs of $2,860 in connection with the borrowing, both of which will be amortized to Interest expense over the term of the loan.

$310,000 Series B Additional Term Loans

        On April 23, 2013, we entered into the Series B Additional Term Loan Joinder Agreement and the Second Amendment to the Amended and Restated Credit Agreement to borrow an additional $310,000 on the same terms as the 2018 Extended Term Loan (the Series B Additional Term Loans), including interest rates and quarterly principal payment dates. This additional loan was issued at an original debt premium of $1,550, and we paid debt issuance costs of $3,872 in connection with the borrowing, both of which will be amortized to Interest expense over the term of the loan. In addition, third-party costs of $374 were charged to General and administrative expenses for the year ended December 31, 2013. The proceeds from this borrowing were used to repay all of the outstanding Senior Subordinated Notes, as described above.

Third Amendment to Amended and Restated Credit Agreement

        On October 3, 2013, we entered into a Third Amendment to Amended and Restated Credit Agreement (the Third Amendment), pursuant to which we reduced the margin applicable to our 2018 Extended Term Loan, Series A-2018 New Term Loan, Series B New Term Loans and Series B Additional Term Loans from 4.00% to 3.75% for LIBOR loans and from 3.00% to 2.75% for ABR loans. In addition to lowering the margin on these term loans, the amendment provided additional flexibility for mortgage financings.

$200,000 Additional New Series 2018 Extended Term Loans

        On December 16, 2013, we entered into the Additional New Series 2018 Extended Term Loans Joinder Agreement to borrow an additional $200,000 on the same terms as the 2018 Extended Term Loans as stated in the Third Amendment. This additional loan was issued at an original debt discount of $500, and we paid debt issuance costs of $2,242 in connection with the borrowing. The original debt discount and the debt issuance costs will be amortized to Interest expense over the term of the loan.

Revolving Line of Credit Facility

        Borrowings under our revolver bear interest at a rate per annum which, at our option, can be either a London Interbank Offered Rate (LIBOR) or an Alternate Base Rate (ABR) plus, in each case, a margin. LIBOR loans under our revolver accrue interest at the applicable LIBOR rate plus a

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 10. Debt (Continued)

3.75% margin. The LIBOR rate with respect to our revolver is subject to a floor of 1.25%. Interest on ABR revolving borrowings accrues at the ABR (which is the higher of the Federal Funds rate plus 0.50% or the prime rate for the agent bank) plus a 2.75% margin. The ABR with respect to our revolver is subject to a floor of 2.25%. For LIBOR revolving borrowings, the interest period is set at our option for a period of one, two, three, six, nine or 12 months. ABR revolving borrowings have no interest period and the interest rate on any ABR revolving borrowing is subject to change when the underlying indices change. In addition, our Amended and Restated Credit Agreement provides for the payment of a commitment fee based on the daily unused portion of our revolver. The commitment fee rate of 0.625% per annum is payable quarterly in arrears.

        At December 31, 2014, the total amount outstanding under our revolver was $346,727, which consisted of $301,385 in LIBOR loans at an interest rate of 5.00% and $45,342 in ABR loans at an interest rate of 6.00%. At December 31, 2013, the total amount outstanding under our revolver was $208,911, which consisted entirely of LIBOR loans at an interest rate of 5.00%. As of December 31, 2014, principal amounts outstanding under our revolver will be due and payable in full in June 2016. The maturity date of the revolving line of credit facility was extended to March 2018, as discussed in Note 27, Subsequent Events.

2018 Extended Term Loan, Series A-2018 New Term Loan, Series B New Term Loans, Series B Additional Term Loans, and Additional New Series 2018 Extended Term Loans

        The portions of our term loans under the original Credit Agreement that did not remain outstanding as the Closing Date Term Loan, Delayed Draw Term Loan or Series A New Term Loan (see below) were extended to a maturity date of June 2018. In addition, some existing lenders increased the amount of term loans and new lenders became lenders with respect to the 2018 Extended Term Loan, which matures in June 2018. Following the amendment and restatement on June 16, 2011, the aggregate amount of the 2018 Extended Term Loan was $1,103,896. The interest rate for our 2018 Extended Term Loan is set at a rate per annum which, at our option, can be either the LIBOR rate or the ABR rate, plus in each case, a margin. As stated above, the Series A-2018 New Term Loan, Series B New Term Loans, Series B Additional Term Loans and Additional New Series 2018 Extended Term Loans all have the same terms as the 2018 Extended Term Loan.

        Following the October 2013 amendment to the Amended and Restated Credit Agreement discussed above, the margin for LIBOR loans is 3.75% and the margin for ABR loans is 2.75%. Prior to the amendment, the margin for LIBOR loans was 4.00% and the margin for ABR loans was 3.00%. The LIBOR rate is subject to a floor equal to 1.25% and the ABR is subject to a floor equal to 2.25%. For LIBOR loans, the interest period is set at our option for a period of one, two, three, six, nine, or 12 months. Once the interest period is set, the interest rate is fixed until the selected interest period ends. ABR loans have no interest period and the interest rate on any ABR loan is subject to change when the underlying indices change.

        With respect to our 2018 Extended Term Loan, Series A-2018 New Term Loan, Series B New Term Loans, the Series B Additional Term Loans and the Additional New Series 2018 Extended Term Loans, we are required to make fixed quarterly principal payments in an aggregate amount equal to $4,722 per quarter. All unpaid principal and interest on these loans shall be paid in full in June 2018. As of December 31, 2014 and 2013, these loans had an aggregate outstanding balance and interest rate of

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 10. Debt (Continued)

$1,833,679 (net of debt discount of $147) and $1,852,526 (net of debt discount of $188), respectively, and an interest rate of 5.00% at each date.

Closing Date Term Loan

        Of the $675,000 Closing Date Term Loan made to us upon the closing of the original Credit Agreement, $651,375 was outstanding immediately prior to the June 16, 2011 effective date of the Amended and Restated Credit Agreement. Of that amount, $522,261 was converted into the 2018 Extended Term Loan, and $129,114 remained outstanding and was not converted into the 2018 Extended Term Loan. We were required to make fixed quarterly principal payments on the Closing Date Term Loan of approximately $334. The Closing Date Term Loan was paid in full on November 16, 2012 with proceeds from the issuance of the Senior Notes due 2019.

Delayed Draw Term Loan

        Of the $100,000 Delayed Draw Term Loan made to us under the terms of the original Credit Agreement, $97,528 was outstanding immediately prior to the June 16, 2011 effective date of the Amended and Restated Credit Agreement. Of that amount, $78,393 was converted into the 2018 Extended Term Loan, and $19,135 remained outstanding and was not converted into the 2018 Extended Term Loan.We were required to make quarterly principal payments equal to 0.25% of the principal balance outstanding on the Delayed Draw Term Loan. The Delayed Draw Term Loan was paid in full on November 16, 2012 with proceeds from the issuance of the Senior Notes due 2019.

Series A New Term Loan

        Of the $280,000 Series A New Term Loan made pursuant to the terms of a joinder to the original Credit Agreement, $275,800 was outstanding immediately prior to the June 16, 2011 effective date of the Amended and Restated Credit Agreement. Of that amount, $258,242 was converted into the 2018 Extended Term Loan, and $17,558 remained outstanding and was not converted into the 2018 Extended Term Loan.We were required to make fixed quarterly principal payments on the Series A New Term Loan of approximately $45. The Series A New Term Loan was paid in full on November 16, 2012 with proceeds from the issuance of the Senior Notes due 2019.

Default Interest

        In the event that we fail to pay all or a portion of the principal and interest amounts when due, the interest rates under our Senior Secured Credit Facility will be increased by 2.00% from the date of such non-payment to the date on which the payment is paid in full.

Guarantee

        As of the effective date of the Amended and Restated Credit Agreement, all obligations under our Senior Secured Credit Facility are unconditionally guaranteed by the same subsidiaries that were guarantors under the original Credit Agreement. Pursuant to Supplement No. 2 to the Guarantee dated as of July 15, 2011, Exeter Street Holdings LLC, a Maryland limited liability company subsidiary, became an additional guarantor of the obligations under our Senior Secured Credit Facility.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 10. Debt (Continued)

Senior Secured Credit Facility Outstanding

        As of December 31, 2014, the $2,180,406 balance of the Senior Secured Credit Facility consists of $1,833,679 in the 2018 Extended Term Loan, the Series A-2018 New Term Loan, the Series B New Term Loans, and the Series B Additional Term Loans, and the revolver of $346,727. As of December 31, 2013, the $2,061,437 balance of the Senior Secured Credit Facility consists of $1,852,526 in the 2018 Extended Term Loan and the Series A-2018 New Term Loan, and the revolver of $208,911.

Senior Secured Credit Facility Borrowers and Guarantors

        The multi-currency revolving line of credit facility (the revolver), the 2018 Extended Term Loan, the Series A-2018 New Term Loan, the Series B New Term Loans, the Series B Additional New Term Loans, the Additional New Series 2018 Extended Term Loans, the Closing Date Term Loan, the Delayed Draw Term Loan, and the Series A New Term Loan are collectively referred to as the "Senior Secured Credit Facility." Laureate Education, Inc. (the U.S. Borrower) is the borrower under our Senior Secured Credit Facility. Iniciativas Culturales de España S.L. (the Foreign Borrower) is a borrower only under the revolver of our Senior Secured Credit Facility.

        All of Laureate's required United States legal entities, excluding Walden University, LLC (Walden), Kendall College (Kendall), NewSchool of Architecture and Design (NewSchool), NHU and St. Augustine, are guarantors of the Senior Secured Credit Facility, and all of the guarantors' assets, both real and intangible, are pledged as collateral. Certain Walden assets are also pledged as collateral, including all of Walden's United States receivables other than Title IV student loans, all of its copyrights, patents, and trademarks. As of December 31, 2014 and 2013, the carrying value of the Walden receivables and intangibles pledged as collateral was $390,827 and $394,470, respectively. Additionally, not more than 65% of the shares held by United States guarantors in non-domestic subsidiaries are pledged as collateral. There is also a separate guarantee and pledge agreement for the Foreign Borrower sub-facility of the revolver (the Spanish Tranche). The Spanish Tranche is secured by certain of the Foreign Borrower's assets, including intercompany loans and shares owned in other non-domestic subsidiaries, to secure the foreign obligations. Of the $350,000 revolving line of credit facility noted above, we can borrow up to $100,000 under the Spanish Tranche.

Certain Covenants

        Our senior long-term debt contains certain negative covenants including, among others: (1) limitations on additional indebtedness; (2) limitations on dividends; (3) limitations on asset sales, including the sale of ownership interests in subsidiaries and sale-leaseback transactions; and (4) limitations on liens, guarantees, loans or investments. Our senior long-term debt does not contain any financial maintenance covenants.

        On April 4, 2014, we notified our lenders of the occurrence of a default under our Amended and Restated Credit Agreement, due to our failure to deliver our audited Consolidated Financial Statements for the year ended December 31, 2013 within 95 days after the fiscal year end (the 2013 Audited Financial Statement Delivery Default). The reason for the 2013 Audited Financial Statement Delivery Default is the additional time needed to completely and accurately reflect several items in the 2013 Consolidated Financial Statements. We cured the 2013 Audited Financial Statement Delivery

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 10. Debt (Continued)

Default by delivering the 2013 Consolidated Financial Statements to the administrative agent on April 14, 2014, the date that the 2013 Consolidated Financial Statements were issued, which was within the 30-day grace period provided for in the Amended and Restated Credit Agreement. There are no events causing noncompliance with these covenants as of the issuance date of this report.

Loss on Debt Extinguishment

        During the year ended December 31, 2014, Laureate recorded a Loss on debt extinguishment of $(22,984) that was almost entirely related to the purchase of previously leased property in Brazil and settlement of the related lease obligation. In connection with the 2010 acquisition of Universidade Potiguar (UNP), Laureate entered into a lease agreement for certain property, which was accounted for as a failed sale-leaseback and recorded as a lease asset and liability. The sellers had a right to put the property to Laureate, which they exercised in December 2014. Laureate recorded the excess of the approximately $29,300 purchase price over the capital lease liability as Loss on debt extinguishment in accordance with ASC 470-50, "Modifications and Extinguishments."

        During the year ended December 31, 2013, we recorded a Loss on debt extinguishment of $(1,361) in the accompanying Consolidated Statements of Operations in connection with the Third Amendment discussed above. This loss relates to the write-off of unamortized debt issuance costs associated with facilities that were deemed to be extinguished. We also paid third-party costs of $1,510 in connection with the amendment, which were recorded as General and administrative expenses for the year ended December 31, 2013.

        During the year ended December 31, 2012, we recorded a Loss on debt extinguishment of $(4,421) in the accompanying Consolidated Statements of Operations. This loss related to the write-off of $1,807 of unamortized deferred financing costs associated with the old facilities that were repaid, related primarily to certain lenders who did not participate in the new Senior Notes due 2019, as well as $2,484 in tender offer costs and call pre-payment penalties on the Senior Cash Pay and Senior Toggle Notes, and $130 related to the extinguishment of a non-U.S. note payable. In addition, $1,562 was charged to General and administrative expenses for the year ended December 31, 2012, which related to new third-party costs for the modification.

Debt Issuance Costs

        Amortization of debt issuance costs and accretion of debt discounts that are recorded in Interest expense in the Consolidated Statements of Operations totaled $24,400, $22,861 and $11,445 for the years ended December 31, 2014, 2013 and 2012, respectively. During the year ended December 31, 2014, we paid and capitalized a total of $3,282 in debt issuance costs. For the year ended December 31, 2013, we paid and capitalized a total of $30,618 of debt issuance costs. For the year ended December 31, 2012, we paid a total of $56,558 of debt issuance costs, of which $54,074 were capitalized, and $2,484 were expensed and included in the Loss on debt extinguishment as noted above. As of December 31, 2014 and 2013, our unamortized debt issuance costs were $80,094 and $98,405, respectively.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 10. Debt (Continued)

Currency and Interest Rate Swaps

        The interest and principal payments for Laureate's senior long-term debt arrangements are to be paid primarily in USD. Our ability to make debt service payments is subject to fluctuations in the value of the USD relative to foreign currencies, because a majority of our operating cash used to make these payments is generated by subsidiaries with functional currencies other than USD. As part of our overall risk management policies, Laureate has entered into a foreign currency swap contract and floating-to-fixed interest rate swap contracts. See Note 15, Derivative Instruments, for further disclosures.

Other Debt

Lines of Credit

        Individual Laureate subsidiaries have the ability to borrow pursuant to unsecured lines of credit and similar short-term borrowing arrangements (collectively, lines of credit). The lines of credit are available for working capital purposes and enable us to borrow for and repay until those lines mature.

        Interest rates on our lines of credit ranged from 4.82% to 20.00% at December 31, 2014, and 5.06% to 20.00% at December 31, 2013. Our weighted-average short-term borrowing rate was 6.75% and 6.72% at December 31, 2014 and 2013, respectively.

        Laureate's aggregate lines of credit (outstanding balances plus available borrowing capacity) were $155,777 and $176,823 as of December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, the aggregate outstanding balances on our lines of credit were $106,046 and $91,906, respectively, which are included in the current portion of long-term debt. Accordingly, the available borrowing capacity under our lines of credit was $49,731 and $84,917 at December 31, 2014 and 2013, respectively.

Notes Payable

        Notes payable include mortgages payable that are secured by certain fixed assets. The notes payable have varying maturity dates and repayment terms through 2030. These loans contain certain financial maintenance covenants and as of December 31, 2014, Laureate is in compliance with these covenants. Interest rates on notes payable ranged from 2.23% to 22.16% and 1.99% to 18.15% at December 31, 2014 and 2013, respectively.

        On December 21, 2007, UVM Mexico entered into an agreement with a bank for a loan of MXN 2,750,000 (approximately US $250,000 at that time). Under the terms of the loan, UVM Mexico could borrow the total amount of the loan through one or more draws, provided that each draw of the loan was evidenced by a promissory note. On July 1, 2008, Laureate made a draw in the amount of MXN 2,575,600 (US $250,000 at July 1, 2008) to acquire Universidad Tecnológica de México (UNITEC Mexico). The loan was originally scheduled to mature on July 1, 2015. UVM Mexico began semi-annual repayments of MXN 257,560 (US $19,685) on July 15, 2010. In order to align the payments with the new loan described below, in May 2014 the loan maturity date was extended to May 15, 2021, and the repayments were suspended until May 16, 2016, when UVM Mexico will resume semi-annual repayments of MXN 120,418 (US $9,203). These payments will continue through maturity in 2021.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 10. Debt (Continued)

Interest is payable monthly and accrued at the 28-day Mexican Interbanking Offer Rate (TIIE), plus the applicable margin. The applicable margin for the interest calculation is established based on the ratio of debt to EBITDA, as defined in the agreement. As of December 31, 2014 and 2013, the interest rate on the loan was 5.30% and 6.17%, respectively, and the outstanding balance on the loan was $89,855 and $101,235, respectively.

        In May 2012, Laureate entered into an agreement with a bank for a loan of MXN 900,000 (approximately US $61,000 at December 31, 2014), in order to fund payment of the amounts owed to the former noncontrolling interest holders of Planeación de Sistemas, S.A. de C.V. (Plansi) under the terms of the agreement to purchase their remaining 10% interest in Plansi. The loan carries a variable interest rate (5.30% at December 31, 2014) and was originally scheduled to mature on May 15, 2019. In May 2014, the loan maturity date was extended to May 15, 2021, and the repayments were suspended until May 16, 2016. As of December 31, 2014 and 2013, this loan had an outstanding balance of $61,052 and $68,784, respectively.

        In addition to the loans above, UVM Mexico has an additional loan with an outstanding balance of $34,131 and $38,454, respectively, as of December 31, 2014 and 2013. The loan carries a variable interest rate (approximately 5.05% at December 31, 2014) and matures in August 2015.

        The Company has also obtained financing to fund the construction of two new campuses at one of our institutions in Peru, Universidad Peruana de Ciencias Aplicadas (UPC Peru). During the year ended December 31, 2012, we made an initial borrowing of approximately $19,500 in order to begin the construction. Additional borrowings for this construction project of approximately $25,000 and $23,000 occurred during 2014 and 2013, respectively, and during 2014 Laureate made repayments of approximately $10,000. As of December 31, 2014 and 2013, the outstanding balance on the loans was $52,073 and $40,133, respectively, and had a weighted average interest rate of 7.25% and 7.36%, respectively. These loans have varying maturity dates with the final payment due in October 2022. As of December 31, 2014 and 2013, $28,085 and $16,810, respectively, of the outstanding balances on the loans were payable to one of the institutional investors referred to in Note 14, Share-based Compensation and Note 15, Derivative Instruments.

        In May 2014, the Company obtained $7,500 of financing to fund the construction of a new campus at one of our institutions in Panama. In December 2014, we borrowed an additional $5,000. This loan is payable to one of the institutional investors referred to in Note 14, Share-based Compensation and Note 15, Derivative Instruments. It has a fixed interest rate of 8.12% and matures in 2024.

        Laureate has outstanding notes payable at HIEU in China. As of December 31, 2014 and 2013, the outstanding balance on the loans was $91,022 and $94,963, respectively. The interest rates on these loans range from 6.30% to 7.20% per annum as of December 31, 2014 and from 5.84% to 7.20% per annum as of December 31, 2013. These notes are repayable in installments with the final installment due in September 2019.

        Laureate has outstanding notes payable at a real estate subsidiary in Chile. As of December 31, 2014 and 2013, the outstanding balance on the loans was $65,839 and $81,073, respectively. The interest rates on these loans range from 4.79% to 8.31% per annum as of December 31, 2014 and from 3.75% to 5.20% per annum as of December 31, 2013. These notes are repayable in installments with the final installment due in August 2028.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 10. Debt (Continued)

        As discussed in Note 5, Acquisitions, Laureate acquired THINK on December 20, 2013. Laureate financed a portion of the purchase price for THINK by borrowing AUD 45,000 (US $36,819 at December 31, 2014) under a syndicated facility agreement in the form of two term loans of AUD 22,500 each. The syndicated facility agreement also provides for additional borrowings of up to AUD 20,000 (US $16,364 at December 31, 2014) under a capital expenditure facility and a working capital facility. The first term loan (Facility A) has a term of five years and principal is payable in quarterly installments of AUD 1,125 (US $920 at December 31, 2014) beginning on March 31, 2014. The second term loan (Facility B) has a term of five years and the total principal balance of AUD 22,500 is payable at its maturity date of December 20, 2018. The two term loans bear interest at a variable rate plus a margin of up to 3.2% for Facility A and 3.5% for Facility B that is determined based on THINK's leverage ratio, and interest is payable periodically. As of December 31, 2014, the interest rates on Facility A and Facility B were 5.19% and 5.49%, respectively, and as of December 31, 2013, the interest rates on Facility A and Facility B were 5.83% and 6.13%, respectively. The terms of the syndicated facility agreement required THINK to enter into an interest rate swap within 45 days from the agreement's December 20, 2013 effective date, in order to convert at least 50% of the AUD 45,000 of term loan debt from a variable interest rate to a fixed interest rate. Accordingly, on January 31, 2014 THINK executed an interest rate swap agreement to satisfy this requirement and converted AUD 22,500 (US $18,410 at December 31, 2014) of the variable rate component of the term loan debt to a fixed interest rate of 3.86%. This interest rate swap was not designated as a hedge for accounting purposes. As of December 31, 2014 and 2013, $33,137 and $40,199, respectively, was outstanding under these loan facilities.

        As discussed in Note 5, Acquisitions, Laureate acquired FMU on September 12, 2014 and financed a portion of the purchase price by borrowing amounts under two loans that totaled BRL 259,139 (approximately US $110,310 at the borrowing date). The loans require semi-annual principal payments beginning at BRL 6,478 in October 2014 and increasing to a maximum of BRL 22,027 beginning in October 2017 and continuing through their maturity dates in April 2021. As of December 31, 2014, the outstanding balance of these loans was $95,071. Both loans mature on April 15, 2021 and bear interest at an annual variable rate of CDI plus 3.7% (approximately 15% at December 31, 2014).

Capital Lease Obligations and Sale-Leaseback Financings

        Capital leases and sale-leaseback financings, primarily relating to real estate obligations, are included in debt and have been recorded using interest rates ranging from 2.00% to 32.57%. During 2014 and 2013, we had additions to assets and liabilities recorded as sale-leaseback financings and build-to-suit arrangements of $67,846 and $100,675, respectively, including additions through acquisition. We had assets under capital leases and sale-leaseback financings of $271,878 and $277,593 at December 31, 2014 and 2013, respectively, net of accumulated amortization. The amortization expense for capital lease assets is recorded in Depreciation and amortization expense.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 10. Debt (Continued)

        The aggregate maturities of our total future value and present value of the minimum capital lease payments and payments related to sale-leaseback financings at December 31, 2014 were as follows:

	Future Value of Payments	Interest	Present Value of Payments
2015	$51,213	$35,506	$15,707
2016	46,764	35,696	11,068
2017	54,052	34,400	19,652
2018	57,220	33,171	24,049
2019	50,333	31,461	18,872
Thereafter	376,832	162,081	214,751

Total	$636,414	$332,315	$304,099

Note 11. Leases

        Laureate conducts a significant portion of its operations from leased facilities. These facilities include our corporate headquarters, other office locations, and many of Laureate's higher education facilities. The terms of these operating leases vary and generally contain renewal options. Some of the operating leases provide for increasing rents over the terms of the leases. Laureate also leases certain equipment under noncancelable operating leases, which are typically for terms of 60 months or less. Total rent expense under these leases is recognized ratably over the initial term of each lease. Any difference between the rent payment and the straight-line expense is recorded as an adjustment to the liability or as a prepaid asset.

        Laureate has entered into sublease agreements for certain leased office space. These agreements allow us to annually adjust rental income to be received for increases in gross operating rent and related expenses. The sublease agreements have various expiration dates through 2026.

        Future minimum lease payments and sublease income at December 31, 2014, by year and in the aggregate, under all noncancelable operating leases and subleases are as follows:

	Lease Payments	Sublease Income
2015	$210,380	$1,331
2016	180,664	491
2017	166,991	506
2018	152,642	508
2019	137,303	328
Thereafter	849,844	1,210

Total	$1,697,824	$4,374

        Rent expense, net of sublease income, for all cancelable and noncancelable leases was $230,941, $207,841 and $188,951 for the years ended December 31, 2014, 2013 and 2012, respectively.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 12. Commitments and Contingencies

Noncontrolling Interest Holder Put Arrangements and Company Call Arrangements

        The following section provides a summary table and description of the various noncontrolling interest holder put arrangements that Laureate had outstanding as of December 31, 2014. As further described in Note 3, Significant Accounting Policies, Laureate has elected to accrete changes in the arrangements' redemption values over the period from the date of issuance to the earliest redemption date. The redeemable noncontrolling interests are recorded at the greater of the accreted redemption value or the traditional noncontrolling interest. Until the first exercise date, the put instruments' reported values may be lower than the final amounts that will be required to settle the minority put arrangements. As of December 31, 2014, the carrying value of all noncontrolling interest holder put arrangements was $42,158, which includes accreted incremental value of $21,316 in excess of traditional noncontrolling interests.

        If the minority put arrangements were all exercisable at December 31, 2014, Laureate would be obligated to pay the noncontrolling interest holders an estimated amount of $46,041, as summarized in the following table:

December 31, 2014	Nominal Currency	First Exercisable Date	Estimated Value as of December 31, 2014 redeemable within 12-months:	Reported Value
Noncontrolling interest holder put arrangements
M-Power—5%	INR	6/30/2015	$2,780	$2,780
INTI Education Holdings Sdn Bhd (INTI)—10%	MYR	Current	10,719	10,719
Pearl Retail Solutions Private Limited and Creative Arts Education Society (Pearl)—45%	INR	6/30/2015	7,018	6,800
University of St. Augustine for Health Sciences, LLC (St. Augustine)—20%	USD	11/21/15	25,463	21,798
National Hispanic University (NHU LLC)—20%	USD	Current	—	—
Instituto Brasileiro de Medicina de Reabilitcação (Uni IBMR)—10%	BRL	Current	—	—
Stamford International University (STIU)—Puttable preferred stock of TEDCO	THB	Current	61	61

Total noncontrolling interest holder put arrangements			46,041	42,158
Puttable common stock—currently redeemable	USD	Current	7	7
Puttable common stock—not currently redeemable	USD	*	—	1,711

Total redeemable noncontrolling interests and equity			$46,048	$43,876

*
Contingently redeemable upon death or disability

        Laureate's noncontrolling interest put arrangements are specified in agreements with each noncontrolling interest holder. The terms of these agreements determine the measurement of the redemption value of the put options based on a non-GAAP measure of earnings before interest, taxes, depreciation and amortization (EBITDA, or recurring EBITDA), the definition of which varies for each particular contract.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 12. Commitments and Contingencies (Continued)

        Commitments and contingencies are generally denominated in foreign currencies.

M-Power

        Beginning on the date of completion of M-Power's statutory audit for the fiscal year ending March 31, 2015 (the M-Power Put/Call Exercise Date), which is estimated to be June 30, 2015, the noncontrolling interest holders have a put option to require Laureate to purchase all (but not less than all) of the remaining noncontrolling interest of approximately 5%. Also beginning on the M-Power Put/Call Exercise Date, Laureate has a call right to acquire all, but not less than all, of the remaining noncontrolling interest of approximately 5%.

        Both the put option purchase price and the call option purchase price are based on a formula for the fiscal year ending March 31, 2015 (calculated under Indian GAAP), less long-term liabilities as of March 31, 2015, plus net current assets as of March 31, 2015; multiplied by the approximately 5% noncontrolling interest being acquired. The put option price and the call option price are also subject to a floor based on the April 8, 2013 acquisition date purchase price, plus an 8% annual rate of return from the acquisition date; multiplied by the approximately 5% noncontrolling interest being acquired. As of December 31, 2014, we recorded $2,780 for the put right in Redeemable noncontrolling interests and equity on the Consolidated Balance Sheet. The call right had no impact on our Consolidated Financial Statements as of December 31, 2014.

INTI

        As part of the acquisition of INTI, formerly known as Future Perspective, Sdn Bhd, the noncontrolling interest holders of INTI had put options denominated in Malaysian Ringgit (MYR) to require the Company to purchase the remaining noncontrolling interest, which was approximately 22% at that time. There were two groups of minority holders; those controlling approximately 5% and a single holder controlling approximately 16.5%. The put option for the 5% group expired unexercised in May 2013. As discussed in Note 5, Acquisitions, during the third quarter of 2014, Laureate acquired an additional 2.9% ownership interest, which reduced the 5% group to approximately 2%. Also as discussed in Note 5, Acquisitions, during the fourth quarter of 2014 Laureate acquired an additional 6.4% ownership interest in INTI, which reduced the single holder of the approximately 16.5% interest to approximately 10%. As of December 31, 2014, only the single holder of the approximately 10% interest has a put option.

        The put option for the approximately 10% noncontrolling interest holder is exercisable for the 30-day period commencing after issuance of the audited financial statements for each of the years ending December 31, 2012 through December 31, 2025. The holder may exercise his option to sell all of his equity interest to the Company for a purchase price that is equal to defined multiples of recurring EBITDA. Purchase price multiples have been defined as eight times up to approximately the first $12,200 of EBITDA plus six times EBITDA above this amount. This Put option expires after the 30-day period related to delivery of the 2025 audited financial statements.

        As of December 31, 2014, the Company recorded $10,719 for these arrangements in Redeemable noncontrolling interests and equity on its Consolidated Balance Sheet.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 12. Commitments and Contingencies (Continued)

        The Company has call options to purchase any or all of the remaining noncontrolling interest. The call option for the approximately 2% ownership interest can be exercised during the 30-day period commencing after issuance of the audited financial statements for each of the years ending December 31, 2013 and 2014. The call option for the approximately 10% ownership interest can be exercised during the 30-day period commencing after the issuance of the audited financial statements for each of the years ending December 31, 2012 through December 31, 2025. The call option price is eight times recurring EBITDA, as defined in the agreement. This call option had no impact on the Company's financial statements as of December 31, 2014.

Pearl

        As part of the acquisition of Pearl, the minority owners have a put option to require Laureate to purchase the remaining 45% noncontrolling interest. The put option is exercisable beginning fifteen days after Pearl's audited statutory financial statements for the fiscal year ending March 31, 2015 are presented to Pearl's board, which is estimated to be June 30, 2015, and expires fifteen days after Pearl's audited statutory financial statements for the fiscal year ending March 31, 2017 are presented to Pearl's board. During this period, the minority owners may exercise their option to sell any or all of their equity interest to Laureate for a purchase price equal to 6.0 times EBITDA for the immediately preceding fiscal year, less long-term liabilities and plus net current assets as of the immediately preceding March 31; multiplied by the noncontrolling interest percentage being acquired.

        The put option also contains a formulaic floor and ceiling. As of December 31, 2014, the amount recorded in Redeemable noncontrolling interests and equity on the Consolidated Balance Sheet is $6,800, reflecting the accreted value of the floor price of $7,018.

        Laureate has a call option to require the minority owners to sell to Laureate up to 35% of the total equity of Pearl that is still owned by the noncontrolling interest holders (i.e. approximately 78% of the remaining 45% noncontrolling interest). The call option is exercisable beginning fifteen days after Pearl's audited statutory financial statements for the fiscal year ending March 31, 2016 are presented to Pearl's board, and expires fifteen days after Pearl's audited statutory financial statements for the fiscal year ending March 31, 2018 are presented to Pearl's board. The purchase price for the call option is defined as 6.5 times EBITDA for the immediately preceding fiscal year, less long-term liabilities and plus net current assets as of the immediately preceding March 31; multiplied by the noncontrolling interest percentage being acquired. The call option also contains a formulaic floor and ceiling. This call option had no impact on the Company's financial statements as of December 31, 2014.

St. Augustine

        Beginning on November 21, 2015 and continuing until November 21, 2018, the noncontrolling interest holders have a put option to require Laureate to purchase all, but not less than all, of the remaining noncontrolling interest of 20%. Beginning on November 21, 2017 and continuing until November 21, 2023, Laureate also has a call right to acquire the remaining noncontrolling interest. The put option purchase price and the call option purchase price are based on 7.0 times Adjusted EBITDA of St. Augustine, as defined in the agreement, for the twelve months ended as of the last day of the fiscal quarter most recently ended prior to the date on which notice of exercise is given; multiplied by the percentage interest being acquired. As of December 31, 2014, we recorded $21,798 for the put right

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 12. Commitments and Contingencies (Continued)

in Redeemable noncontrolling interests and equity on the Consolidated Balance Sheet. The call right had no impact on our Consolidated Financial Statements as of December 31, 2014.

NHU LLC

        Effective April 16, 2014, NHU NFP, the noncontrolling interest holder of NHU LLC, has two put options to require Laureate to purchase all or a portion of its 20% ownership interest in NHU LLC. The first put option gives the noncontrolling interest holder the right to require us to purchase a minimum of 50% of the NHU LLC equity interest. The second put option gives the noncontrolling interest holder the right to require us to purchase all of its remaining equity interest in NHU LLC. There is no expiration date on either of these two put options. The purchase price of these put options would be equal to 6.5 times adjusted EBITDA for certain defined periods, multiplied by the percentage interest to be purchased. As of December 31, 2014, we recorded $0 for these arrangements in Redeemable noncontrolling interests and equity on the Consolidated Balance Sheet, as the adjusted EBITDA measure specified in the agreement was negative.

        Effective April 16, 2020, we have a call option that will allow us to purchase any remaining noncontrolling interests in NHU LLC. The call price would be equal to 6.5 times adjusted EBITDA multiplied by the percentage interest that Laureate purchases, subject to a minimum call price. The minimum call price would be (a) $5,000 if the noncontrolling interest holder's percentage ownership is equal to or exceeds its initial 20% interest on the exercise date, or (b) if its ownership is less than its initial 20% interest, $5,000 times the quotient of the noncontrolling interest holder's percentage ownership on the exercise date divided by 20%. This call right had no impact on our Consolidated Financial Statements as of December 31, 2014.

Uni IBMR

        As a part of the acquisition of Uni IBMR in December 2009, effective December 18, 2014 and for a period of one month thereafter, the minority owners of Uni IBMR have a put option to require us to purchase their remaining 10% noncontrolling interests at a purchase price equal to 5.0 times EBITDA of the prior fiscal year, plus net working capital and minus debt as of the put option exercise date, multiplied by the percentage of noncontrolling interest being put to Laureate. As of December 31, 2014, we recorded $0 for these arrangements in Redeemable noncontrolling interests and equity on the Consolidated Balance Sheet, as the adjusted EBITDA measure specified in the agreement was negative.

        There are two call options held by Laureate that will allow us to purchase half or all of the remaining 10% noncontrolling interests of Uni IBMR. The first call option was exercisable in December 2012 and is exercisable annually for two years thereafter. During this period, we may exercise the first call option for 50% of the remaining noncontrolling interest held by the noncontrolling interest holder of Uni IBMR. The second call option is exercisable in December 2014 and for one month thereafter we have the right to purchase the remaining outstanding noncontrolling interest held by Uni IBMR's noncontrolling interest holder. The price for the two call options is equal to 5.0 times the prior fiscal year's EBITDA, plus net working capital and minus debt as of the call option exercise date, multiplied by the percentage of noncontrolling interest being purchased by

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 12. Commitments and Contingencies (Continued)

Laureate. These call arrangements had no impact on our Consolidated Financial Statements as of December 31, 2014.

        We entered into a commitment to purchase the remaining minority interest in Uni IBMR for a purchase price of BRL 2,500 (US $940 at December 31, 2014). Closing of the agreement is subject to certain conditions precedent and is expected to occur during 2015.

STIU—Puttable Preferred Stock of TEDCO

        On October 17, 2011 our Thai holding company, TEDCO, acquired STIU in Thailand. The preferred shareholders of TEDCO have a put right that may require Laureate to purchase all, but not less than all, of their preferred shares. The put option is exercisable beginning on the third anniversary of the closing date, and on each anniversary of the closing date thereafter. During this period, the preferred shareholders may exercise their option to sell their equity interest to Laureate for their original purchase price denominated in Thai Baht (THB) and any accumulated but unpaid dividends. The preferred shareholders have assigned their TEDCO dividend rights to Laureate in exchange for receiving consulting or director fees. As of December 31, 2014, the Company recorded $61 for these preferred shares in Redeemable noncontrolling interests on its Consolidated Balance Sheet.

        In conjunction with the acquisition of STIU in Thailand, Laureate has a call option to purchase the preferred shares from the preferred shareholders of TEDCO. This call option can be exercised beginning on the third anniversary of the closing date and on each anniversary of the closing date thereafter. During this period, Laureate may exercise its option to purchase the equity interest from the preferred shareholders for the original purchase price and any accumulated but unpaid dividends. These call right arrangements had no impact on the Company's Consolidated Financial Statements as of December 31, 2014.

Contingently Redeemable Equity Instruments

Puttable Common Stock—Termination Agreement (Currently Redeemable)

        During 2008, in connection with a termination agreement, a Laureate employee who held shares of the Company's common stock was granted a contractual right to put shares back to Laureate at a price equal to the fair market value of our common stock at the time of exercise (the put right). This put right is exercisable annually during the 45-day period subsequent to the stockholder's receipt of Laureate's annual appraisal. The put right terminates at the earliest of a change in control of Laureate, an initial public offering of Laureate's common stock, or such time as Laureate repurchases the employee's shares. During 2013, the stockholder exercised the put option for 50 shares of common stock for a total of $432, which was paid in 2013. The stockholder exercised the put option for an additional 56 shares in 2014, for a total of $385. As of December 31, 2014 and 2013, one and 57 shares of puttable common stock were outstanding, respectively.

        We account for the puttable common stock as contingently redeemable securities. Since the stock is currently redeemable, we recognize its fair value, the maximum redemption amount, as temporary equity at the end of each reporting period, with the changes in fair value recorded through Additional paid-in capital. As of December 31, 2014 and 2013, $7 and $381, respectively, of puttable common

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 12. Commitments and Contingencies (Continued)

stock was included in Redeemable noncontrolling interests and equity on the Consolidated Balance Sheets.

Puttable Common Stock—Director Stockholder Put (Not Currently Redeemable)

        Each of the individual director stockholders of Laureate has entered into a stockholder's agreement with Laureate and Wengen. The director stockholder's agreement makes all shares of common stock subject to a stockholder put option at the fair market value of the stock. The stockholder put option is only exercisable upon the loss of capacity to serve as a director due to death or disability (as defined in the stockholder's agreement). The director stockholder put option expires only upon a change in control of Laureate.

        Since the put option can only be exercised upon death or disability, we account for the common stock as contingently redeemable equity instruments that are not currently redeemable and for which redemption is not probable. Accordingly, the redeemable equity instruments are presented in temporary equity based on their initial measurement amount, as required by ASC 480-10-S99, "Distinguishing Liabilities from Equity—SEC Materials." No subsequent adjustment of the initial measurement amounts for these contingently redeemable securities is necessary unless the redemption of these securities becomes probable. Accordingly, the amount presented as temporary equity for the contingently redeemable common stock outstanding is its issuance-date fair value.

        As of December 31, 2014, $1,711 of contingently redeemable common stock attributable to director stockholder puts was included in Redeemable noncontrolling interests and equity on the Consolidated Balance Sheet. As of December 31, 2013, $968 was included in Redeemable noncontrolling interests and equity on the Consolidated Balance Sheet for director stockholder puts.

Other Loss Contingencies

        Laureate is subject to legal actions arising in the ordinary course of its business. In management's opinion, we have adequate legal defenses, insurance coverage, and/or accrued liabilities with respect to the eventuality of such actions. We do not believe that any settlement would have a material impact on our Consolidated Financial Statements. Refer to Note 20, Legal and Regulatory Matters, for a discussion of certain matters.

Contingent Liabilities for Taxes

        In May 2012, a Brazilian state supreme court ruling declared that a law passed by one of its municipal governments was unconstitutional. The municipality's federal appeal of the state ruling is pending. This municipal law, passed in the third quarter of 2010, had nullified certain tax assessments against one of our institutions in Brazil. As a result of the May 2012 state supreme court ruling, we recorded a liability for these tax contingencies of approximately $20,100 in Other long-term liabilities on our December 31, 2012 Consolidated Balance Sheet. Since these assessments are for taxes other-than-income tax, the corresponding charge that was incurred in the second quarter of 2012 was recorded through Direct costs and Interest expense in our Consolidated Statements of Operations, resulting in a decrease to Operating income of approximately $13,100, an increase in Interest expense of $7,000, and a decrease to Net income of approximately $13,300, net of tax benefits of approximately

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 12. Commitments and Contingencies (Continued)

$6,800. During 2013, the Company revised its estimate for this Brazil tax contingency and recorded an additional $3,800 of Direct costs. During the fourth quarter of 2013, we settled this tax assessment with the municipality and paid the entire liability. We initiated legal proceedings under the purchase agreement arbitration provisions against the former owners to recover the amounts paid for this tax contingency as the liability stems exclusively from the pre-acquisition period. During the year ended December 31, 2014, we reached a settlement with the former owners and recorded a gain of approximately $6,700 in Operating income.

        As of December 31, 2014 and 2013, Laureate has recorded cumulative liabilities totaling $121,867 and $53,714, respectively, for taxes other-than-income tax, principally payroll-tax-related uncertainties due to acquisitions of companies primarily in Latin America. The changes in this recorded liability are related to new acquisitions, interest and penalty accruals, changes in tax laws, expirations of statutes of limitations, settlements and changes in foreign currency exchange rates. The terms of the statutes of limitations on these contingencies vary but can be up to 10 years. This liability is included in Other long-term liabilities on the Consolidated Balance Sheets. We have also recorded current liabilities for taxes other-than-income tax of $2,362 and $6,303, respectively, as of December 31, 2014 and 2013, in Other current liabilities on the Consolidated Balance Sheets. We estimate our liabilities for taxes other-than-income tax that have a reasonable possibility of loss to be in the range of $0 to approximately $5,000, as of December 31, 2014, and we have not accrued for such potential losses. The recorded value of contingent liabilities is reduced when they are extinguished or the related statutes of limitations expire. Changes in the recorded values of non-income tax contingencies and the related indemnification assets impact operating income. The increase to operating income for adjustments to non-income tax contingencies and indemnification assets were approximately $4,600, $7,200 and $10,700 for the years ended December 31, 2014, 2013 and 2012, respectively.

        In addition, as of December 31, 2014 and 2013, Laureate has recorded cumulative liabilities for income tax contingencies of $126,466 and $103,559, respectively.

        In most cases, Laureate has received indemnifications from the former owners and/or noncontrolling interest holders of the acquired businesses for contingencies, and therefore, we do not believe we will sustain an economic loss even if we are required to pay these additional amounts. As of December 31, 2014 and 2013, indemnification assets primarily related to acquisition contingencies were $184,916 and $79,819, respectively. These indemnification assets covered contingencies for income taxes and taxes other-than-income taxes.

        Income tax contingencies are disclosed and discussed further in Note 16, Income Taxes.

Other Loss Contingencies

        Laureate has accrued liabilities for certain civil actions against our institutions that existed prior to our acquisition of these entities. As of December 31, 2014 and 2013, approximately $13,000 and $23,800, respectively, of pre-acquisition loss contingencies were included in Other long-term liabilities and Other current liabilities on the Consolidated Balance Sheets. Laureate intends to vigorously defend against these lawsuits. The decrease in the accrued liabilities for pre-acquisition loss contingencies from December 31, 2013 to December 31, 2014 is attributable to the settlement of a loss contingency at an institution in our LatAm segment during the second quarter of 2014, partially offset by other increases.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 12. Commitments and Contingencies (Continued)

As a result of receiving a court ruling in our favor, the liability of approximately $11,300 that was recorded for this contingency was removed through a reduction of Direct costs in our Consolidated Statements of Operations.

UNAB Chile Settlement

        The planned March 2013 opening of a new campus building at UNAB Chile in our LatAm segment was delayed, resulting in the need to relocate students to temporary facilities while the building was completed. This also caused a several week delay to the start of the 2013 academic calendar year for these students. As a concession for the inconvenience experienced by the students who were affected, Laureate agreed to a one-time settlement in the form of discounts on those students' tuition. This settlement was recognized in the first quarter of 2013 as a reduction of Revenues, in accordance with ASC 605-50-45-2, "Customer Payments and Incentives." For the year ended December 31, 2013, the total reduction of Revenues for this settlement was approximately $10,100.

Settlement of Insurance Claims

        In February 2010 and April 2010, earthquakes struck near Concepción, Chile and in the Baja California region of Mexico, respectively, resulting in damage to a number of our locations in those areas. All significant repair work has since been completed, and we filed claims with our insurance carriers for both property damage and business interruption losses. We negotiated in good faith with our insurance carriers regarding disputed amounts of deductibles applied and losses covered; however we were unable to resolve these matters through negotiations. As a result, on October 12, 2011, we filed suit against the relevant insurance carrier in the U.S. District Court for the Southern District of New York (Laureate Education, Inc. v. Insurance Company of the State of Pennsylvania, Case No. 11 CIV 7175), seeking money damages in excess of $11,000, a declaratory judgment that the carrier was obligated to indemnify us for our losses, and our costs, expenses and attorneys' fees. Discovery in this proceeding was completed and the parties both filed motions for summary judgment. On April 3, 2014, the court granted summary judgment for the carrier with respect to the $5,000 in property damage claims, granted summary judgment for us for approximately $900 with respect to one of the business interruption claims, and determined that a trial would be required for the remaining claims, which totaled approximately $4,800, including prejudgment interest. On June 24, 2014, Laureate settled these remaining claims with the insurance carrier for $3,350. The settlement proceeds were received by Laureate on June 30, 2014 and recorded as a reduction of General and administrative expenses during the second quarter of 2014. In December 2014, we reached a final settlement agreement with another party for one of the property damage claims discussed above. The settlement amount was $1,475, and was recorded as a reduction of General and administrative expenses during the fourth quarter of 2014.

Material Guarantees—Student Financing

Chile

        The accredited Chilean institutions in the Laureate network also participate in a government-sponsored student financing program known as Crédito con Aval del Estado (the CAE Program). The CAE Program was formally implemented by the Chilean government in 2006 to promote higher

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 12. Commitments and Contingencies (Continued)

education in Chile for lower socio-economic level students in good academic standing. The CAE Program involves tuition financing and guarantees that are provided by our institutions and the government. As part of the CAE Program, these institutions provide guarantees which result in contingent liabilities to third-party financing institutions, beginning at 90% of the tuition loans made directly to qualified students enrolled through the CAE Program and declining to 60% over time. The guarantees by these institutions are in effect during the period in which the student is enrolled, and the guarantees are assumed entirely by the government upon the student's graduation. When a student leaves one of Laureate's institutions and enrolls in another CAE-qualified institution, the Laureate institution will remain guarantor of the tuition loans that have been granted up to the date of transfer, and until the student's graduation from a CAE-qualified institution. The maximum potential amount of payments our institutions could be required to make under the CAE Program was approximately $432,000 and $414,000 at December 31, 2014 and 2013, respectively. This maximum potential amount assumes that all students in the CAE Program do not graduate, so that our guarantee would not be assigned to the government, and that all students default on the full amount of the CAE-qualified loan balances. As of December 31, 2014 and 2013, we recorded $19,918 and $19,465, respectively, as estimated long-term guarantee liabilities for these obligations.

        On October 4, 2012, the Chilean Congress approved Law No. 20.634 which amended Law No. 20.027, introducing an interest rate reduction from 6% to 2% on CAE loans. Current students could benefit from the reduction starting in March 2013 if they were current on their payments. The Law also provides that CAE loans cannot exceed the reference price established by the government for the program in which the student is enrolled, that the student begins to make payments 18 months after graduation, and that monthly payments may not exceed 10% of the participant's income if requested by the student. The prior government in Chile had proposed other changes to the student loan program. However, in the second quarter of 2014 the new government that was inaugurated on March 11, 2014 announced the withdrawal of all of the prior administration's higher education proposals and its intent to submit new bills to the Chilean Congress during the second half of 2014. No such legislation has been introduced yet and, in September 2015, the Minister of Education announced that no legislation on higher education reform would be submitted to Congress before December 2015 at the earliest. We cannot predict the extent or outcome of any changes to the student loan system that may be implemented in Chile or whether any such changes may have a material impact on our Consolidated Financial Statements. See Note 3, Significant Accounting Policies.

        Prior to 2011, a Chilean institution entered into agreements to sell long-term tuition receivables to local financial institutions. These agreements allowed the financial institutions to withhold 15% to 25% of the sales proceeds in a guarantee fund (the Guarantee Fund). The financial institutions have conditional rights to this Guarantee Fund when any of the tuition accounts sold become delinquent, as set forth in each agreement. At the financial institutions' option, amounts may be withdrawn from the Guarantee Fund for the full outstanding receivable balance or for the payments in arrears. If the Guarantee Fund is depleted, the financial institutions have no further recourse against our institutions. Upon final collection of the receivables sold, the financial institutions remit any remaining balance in the Guarantee Funds to the institutions. Laureate accounts for these transfers as sales of receivables since we have effectively relinquished control of the transferred assets, without recourse, to the local financial institutions. As of December 31, 2014, the maximum potential undiscounted amount of future payments we could be required to make for this guarantee was $947. Based on actual loan performance

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 12. Commitments and Contingencies (Continued)

and delinquency experience, we recorded long-term guarantee liabilities of $576 and $658 as of December 31, 2014 and 2013, respectively, for estimated expected losses through the Guarantee Fund in our accompanying Consolidated Balance Sheets.

        Prior to 2010, a Chilean institution also had a tuition financing program that provided guarantees to financial institutions for 20% to 40% of loans made by the financial institution directly to qualified students. As of December 31, 2014, the maximum potential undiscounted amount of future payments we could be required to make for these guarantees was $200. Based on actual loan performance and delinquency experience, we recorded long-term guarantee liabilities of $200 and $233 for these contractual obligations as of December 31, 2014 and 2013, respectively.

Mexico

        Laureate's institutions in Mexico have entered into various tuition financing arrangements with lenders. In general, these programs entail lenders making loans directly to qualified students for tuition and fees due to the institution. The lenders either: 1) withhold a percentage of the balances loaned to students and deposit them in a trust that can be used, under certain conditions, to cover bad debts or accounts that are more than 180 days past-due, and Laureate Mexico's responsibility is limited to the amount of the trust; or 2) require Laureate Mexico to deposit a portion of the funds in a guarantee fund held by the lenders. Laureate Mexico may also pay a fee to the lender, which is expensed when incurred. The lender ultimately is responsible for collecting the balances from the students. Upon final settlement of the students' loans, the lenders remit any unused withholding to the guarantee fund for any further contingencies. As of December 31, 2014, the maximum potential undiscounted amount of future payments we could be required to make for these guarantees was $932. Based on Laureate Mexico's estimates of loan performance and delinquency experience, we recognized liabilities in excess of the escrowed deposits related to these financing programs of $932 and $2,864 as of December 31, 2014 and 2013, respectively.

Material Guarantees—Other

        In conjunction with the purchase of UNP, Laureate pledged all of the acquired shares as a guarantee of our payments of rents as they become due. In the event that we default on any payment, the pledge agreement provides for a forfeiture of the relevant pledged shares. In the event of forfeiture, Laureate may be required to transfer the books and management of UNP to the former owners.

        As discussed in Note 5, Acquisitions, Laureate acquired the remaining 49% ownership interest in UAM Brazil in April 2013. As part of the agreement to purchase the 49% ownership interest, Laureate pledged 49% of its total shares in UAM Brazil as a guarantee of our payment obligations under the purchase agreement. In the event that we default on any payment, the agreement provides for a forfeiture of the pledged shares.

        In connection with the purchase of FMU on September 12, 2014, as described in Note 5, Acquisitions, Laureate pledged 75% of the acquired shares to third-party lenders as a guarantee of our payment obligations under the loans that financed a portion of the purchase price. See Note 10, Debt, for further description of the loans. Laureate pledged the remaining 25% of the acquired shares to the sellers as a guarantee of our payment obligations under the purchase agreement for the seller notes

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 12. Commitments and Contingencies (Continued)

described in Note 6, Due to Shareholders of Acquired Companies. In the event that we default on any payment of the loans or the seller notes, the purchase agreement provides for a forfeiture of the relevant pledged shares. Upon maturity and payment of the seller notes in September 2017, the shares pledged to the sellers will be pledged to the third-party lenders until full payment of the loans, which mature in April 2021.

Standby Letters of Credit

        As of December 31, 2014 and 2013, Laureate had outstanding letters of credit (LOCs) of $107,377 and $103,917, respectively, as further discussed below.

        Laureate has third-party insurance for workers compensation and other insurable risks. We are contingently liable to insurance carriers under certain of these policies. As of December 31, 2014 and 2013, we provided LOCs in favor of the insurance carriers for $878 and $533, respectively.

        As of December 31, 2014 and 2013, we had $89,322 and $86,175, respectively, posted as LOCs in favor of the DOE. Because we did not meet certain DOE standards of financial responsibility, primarily related to Laureate's composite score, these LOCs were required to allow Walden, Kendall, NewSchool, St. Augustine and NHU LLC to continue participating in the DOE Title IV program. These LOCs are fully collateralized with cash, which is classified as Restricted cash on our December 31, 2014 Consolidated Balance Sheet.

        As of December 31, 2014 and 2013, we had $14,447 and $16,427, respectively, posted as a cash-collateralized LOC related to the Spain Tax Audit. See Note 16, Income Taxes, for further detail. The cash collateral for this LOC was classified as Restricted cash on our December 31, 2014 Consolidated Balance Sheet.

        As of December 31, 2014, we had LOCs totaling $2,730 as collateral for a project at one of our institutions in India. The cash collateral for these LOCs was classified as Restricted cash on our December 31, 2014 Consolidated Balance Sheet.

        As of December 31, 2013, we had $782 posted as an LOC in favor of Oriental Bank of Commerce as collateral to arrange bridge financing for a construction project at the M-Power Group. This LOC was no longer posted as of December 31, 2014.

Surety Bonds and Other Commitments

        As part of our normal operations, our insurers issue surety bonds on our behalf, as required by various state education authorities in the United States. We are obligated to reimburse our insurers for any payments made by the insurers under the surety bonds. As of December 31, 2014 and 2013, the total face amount of these surety bonds was $7,314 and $5,934, respectively. These bonds are fully collateralized with cash, which is classified as Restricted cash on our December 31, 2014 Consolidated Balance Sheet.

        As of December 31, 2014, the M-Power Group had $1,601 posted as cash collateral with the Indian Government in order to comply with statutory requirements. The M-Power Group was acquired in 2013, as discussed in Note 5, Acquisitions. The cash collateral was classified as Restricted cash on our December 31, 2014 Consolidated Balance Sheet.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 12. Commitments and Contingencies (Continued)

United States

        In the first quarter of 2014, Laureate announced that it would begin a teach-out process at NHU LLC's National Hispanic University (NHU) and would no longer enroll new students. NHU is also providing tuition assistance to students transferring from NHU to certain third-party institutions, whereby NHU pays a portion of the student's tuition cost at the non-Laureate institution. In addition, Laureate has committed to make donations to the NHU Foundation, and NHU has recorded severance costs related to one-time employee termination benefits. As of December 31, 2014, the Company has a total accrual of approximately $5,800 for the estimated costs of these items. The results of NHU's operations are reported within continuing operations for all periods presented.

        On July 3, 2013, we entered into a loan agreement with Thunderbird School of Global Management (Thunderbird), a third-party international business school in Arizona, under which Thunderbird borrowed $1,000 from Laureate. The loan was secured by certain real property of Thunderbird, carried an interest rate of 8%, and had an original maturity date of February 28, 2014.The maturity date of this loan was subsequently extended to October 31, 2014. On December 30, 2014, we received $1,116 from Thunderbird, representing payment in full of the principal and interest due.

Portugal

        In December 2014, Laureate signed an agreement which committed us to acquire a higher education institution in Portugal for a purchase price of EUR 10,050 (approximately US $12,200 at December 31, 2014). The transaction is subject to certain conditions precedent and is expected to close in the first half of 2015. Under the terms of the agreement, EUR 6,000 (approximately US $7,300) of the total purchase price will be paid at the closing and EUR 1,050 (approximately US $1,300) will be withheld by Laureate and paid subject to the finalization of a working capital settlement. The remaining EUR 3,000 (approximately US $3,600) of deferred purchase price will carry an annual interest rate of 3% and will be paid in three equal installments of EUR 1,000 (approximately US $1,200) at 18 months after the closing date, 36 months after the closing date and 60 months after the closing date.

Note 13. Financing Receivables

        Laureate's financing receivables consist primarily of trade receivables related to student tuition financing programs with an initial term in excess of one year. We have offered long-term financing through execution of note receivable agreements with students at some of our institutions. The repayment terms on these tuition financing programs vary and range from three to 15 years. Our disclosures include financing receivables that are classified in our Consolidated Balance Sheets as both current and long-term, reported in accordance with ASC 310, "Receivables."

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 13. Financing Receivables (Continued)

        Laureate's financing receivables balances were as follows:

December 31,	2014	2013
Financing receivables	$41,404	$59,236
Allowance for doubtful accounts	(15,240)	(22,284)

Financing receivables, net of allowances	$26,164	$36,952

        We do not purchase financing receivables in the ordinary course of our business. We may sell certain receivables that are significantly past due. No material amounts of financing receivables were sold during the periods reported herein.

        Delinquency is the primary indicator of credit quality for our financing receivables. Receivable balances are considered delinquent when contractual payments on the loan become past due. Delinquent financing receivables are placed on non-accrual status for interest income. The accrual of interest is resumed when the financing receivable becomes contractually current and when collection of all remaining amounts due is reasonably assured. We record an Allowance for doubtful accounts to reduce our financing receivables to their net realizable value. The Allowance for doubtful accounts is based on the age of the receivables, the status of past-due amounts, historical collection trends, current economic conditions, and student enrollment status. Each of our institutions evaluates its balances for potential impairment. We consider impaired loans to be those that are past due one year or greater, and those that are modified as a troubled debt restructuring (TDR). The aging of financing receivables grouped by country portfolio was as follows:

	Chile	Other	Total
As of December 31, 2014
Amounts past due less than one year	$12,390	$2,217	$14,607
Amounts past due one year or greater	5,254	542	5,796

Total past due (on non-accrual status)	17,644	2,759	20,403
Not past due	13,520	7,481	21,001

Total financing receivables	$31,164	$10,240	$41,404

As of December 31, 2013
Amounts past due less than one year	$17,060	$2,723	$19,783
Amounts past due one year or greater	9,484	874	10,358

Total past due (on non-accrual status)	26,544	3,597	30,141
Not past due	16,590	12,505	29,095

Total financing receivables	$43,134	$16,102	$59,236

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 13. Financing Receivables (Continued)

        The following is a rollforward of the Allowance for doubtful accounts related to financing receivables from December 31, 2011 through December 31, 2014, grouped by country portfolio:

	Chile	Other	Total
Balance at December 31, 2011	$(31,175)	$(4,622)	$(35,797)
Charge-offs	10,278	2,558	12,836
Recoveries	(375)	5	(370)
Reclassifications	—	(746)	(746)
Provision	(4,537)	(230)	(4,767)
Currency adjustments	(2,576)	58	(2,518)

Balance at December 31, 2012	(28,385)	(2,977)	(31,362)

Charge-offs	8,718	582	9,300
Recoveries	149	21	170
Reclassifications	—	(471)	(471)
Provision	(407)	(2,039)	(2,446)
Currency adjustments	2,090	435	2,525

Balance at December 31, 2013	(17,835)	(4,449)	(22,284)

Charge-offs	6,800	782	7,582
Recoveries	—	—	—
Reclassifications	—	(274)	(274)
Provision	(2,345)	(586)	(2,931)
Currency adjustments	2,317	350	2,667

Balance at December 31, 2014	$(11,063)	$(4,177)	$(15,240)

Restructured Receivables

        A TDR is a financing receivable in which the borrower is experiencing financial difficulty and Laureate has granted an economic concession to the student debtor that we would not otherwise consider. When we modify financing receivables in a TDR, Laureate typically offers the student debtor an extension of the loan maturity and/or a reduction in the accrued interest balance. In certain situations, we may offer to restructure a financing receivable in a manner that ultimately results in the forgiveness of contractually specified principal balances. Our only TDRs are in Chile.

        The number of financing receivable accounts and the pre- and post-modification account balances modified under the terms of a TDR during the years ended December 31, 2014, 2013 and 2012 were as follows:

	Number of Financing Receivable Accounts	Pre-Modification Balance Outstanding	Post-Modification Balance Outstanding
2014	1,070	$7,002	$6,452
2013	1,167	$9,604	$9,210
2012	1,104	$11,019	$10,410

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 13. Financing Receivables (Continued)

        The preceding table represents accounts modified under the terms of a TDR during the year ended December 31, 2014, whereas the following table represents accounts modified as a TDR between January 1, 2013 and December 31, 2014 that subsequently defaulted during the year ended December 31, 2014:

	Number of Financing Receivable Accounts	Balance at Default
Total	726	$4,376

        The following table represents accounts modified as a TDR between January 1, 2012 and December 31, 2013 that subsequently defaulted during the year ended December 31, 2013:

	Number of Financing Receivable Accounts	Balance at Default
Total	533	$4,652

        The following table represents accounts modified as a TDR between January 1, 2011 and December 31, 2012 that subsequently defaulted during the year ended December 31, 2012:

	Number of Financing Receivable Accounts	Balance at Default
Total	704	$4,762

Note 14. Share-based Compensation

        Share-based compensation expense was as follows:

For the years ended December 31,	2014	2013	2012
Deferred compensation arrangement	$7,653	$8,372	$7,714
Stock options, net of estimated forfeitures	25,772	36,284	6,870
Stock options liability	844	—	456
Restricted stock awards	13,981	3,821	792
Stock issued for directors' fees	825	300	300
Executive profits interest plan	115	735	1,157

Total	$49,190	$49,512	$17,289

Share-based Deferred Compensation Arrangement

        Immediately prior to August 17, 2007 (the Merger Date), Laureate's Chief Executive Officer and another then-member of the Board of Directors held vested equity-based awards which they exchanged on the Merger Date for unfunded, nonqualified share-based deferred compensation arrangements having an aggregate fair value at that time of $126,739. Prior to the occurrence of an initial public offering, each deferred compensation arrangement allows the participant the potential to earn an amount (at any time, a Plan Balance) equal to the product of (A) the number of "phantom shares" credited to the participant's account, and (B) the lesser of (i) the fair market value per "phantom

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 14. Share-based Compensation (Continued)

share" on the Merger Date plus a 5% compounded annual return thereon, and (ii) the fair market value per "phantom share" on the earlier of September 17, 2014 (the Distribution Date) or a change of control. On and after the occurrence of an initial public offering, each deferred compensation arrangement allows the participant the potential to earn a Plan Balance equal to the product of (A) the number of "phantom shares" credited to the participant's account as of the initial public offering and (B) the fair market value per "phantom share" on the Distribution Date or a change of control, as applicable. Under these deferred compensation arrangements $81,000 was paid out on the Distribution Date. The Plan Balances remaining after the Distribution Date accrue interest at a compound annual interest rate of 5%. On the first anniversary of the Distribution Date, the next $81,000 plus accrued interest will be paid out. The remaining Plan Balance after the first anniversary distribution will be paid out on the second anniversary from the Distribution Date.

        If Laureate has not consummated an initial public offering prior to the first or second anniversary of the Distribution Date, as applicable, the scheduled distribution will be made in cash. Distributions made after Laureate has consummated an initial public offering would generally be made in shares of Laureate common stock, the number of which will depend on the value of the shares on the date of distribution. Notwithstanding the foregoing, immediately upon a change of control, the arrangements will be terminated and liquidated and the Plan Balances will be distributed in a lump sum. A change of control would generally occur if all or substantially all of the assets of Laureate or more than 50% of our equity interests are sold. We recognize the deferred compensation arrangement expense ratably based on the 5% compounded annual rate of return, which can be reduced based on the estimated fair value of Laureate's common stock if the compounded annual rate of return of Laureate's common stock is less than a 5% compounded annual growth rate.

        For the years ended December 31, 2014, 2013 and 2012, Laureate recorded share-based compensation expense for this deferred compensation arrangement of $7,653, $8,372 and $7,714, respectively. As of December 31, 2014, the total liability recorded for the deferred compensation arrangement was $99,679, of which $82,165 is payable on September 17, 2015, the first anniversary of the Distribution Date, and was therefore recorded as a current liability in Deferred compensation on the 2014 Consolidated Balance Sheet. The participants have agreed to extend the payment due on September 17, 2015; see Note 27, Subsequent Events, for further discussion. The remaining noncurrent portion of the liability of $17,514 was recorded in Deferred compensation as a noncurrent liability. As of December 31, 2013, the total liability recorded for the deferred compensation arrangement was $173,027, of which $81,000 was payable on September 17, 2014 as required by the agreement and was therefore recorded as a current liability in Deferred compensation on the 2013 Consolidated Balance Sheet. The cash payment of $81,000 was made in September 2014 and is included in Accounts payable and accrued expenses within the operating activities section of the Consolidated Statement of Cash Flows for the year ended December 31, 2014.

2007 Stock Incentive Plan

        In August 2007, the Board of Directors approved the Laureate Education, Inc. 2007 Stock Incentive Plan (2007 Plan). The total shares authorized under the 2007 Plan were 36,931. Shares that are forfeited, terminated, canceled, allowed to expire unexercised, withheld to satisfy tax withholding, or repurchased are available for re-issuance. Any awards that have not vested upon termination of

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 14. Share-based Compensation (Continued)

employment for any reason are forfeited. Following the October 2, 2013 modification discussed further below, upon voluntary or involuntary termination without cause (including death or disability), the grantee (or the estate) has a period of time after termination to exercise options vested prior to termination. Prior to August 17, 2012, in the event of termination due to death or disability, the optionees had put rights to sell their vested stock options back to Laureate at their intrinsic value on that date. Laureate also had a call right to purchase stock and options of management stockholders upon termination of employment under certain circumstances. The management put right and our call right expired on August 17, 2012. As of December 31, 2014 and 2013, only the director stockholder put right is outstanding; see Note 12, Commitments and Contingencies. In addition, the 2007 Plan's restricted stock awards have a claw-back feature whereby all vested shares, or the gross proceeds from the sale of those shares, must be returned to Laureate for no consideration if the employee does not abide by the agreed-upon restrictive covenants such as covenants not to compete and covenants not to solicit.

Stock Options Under 2007 Plan

        Stock option awards under the 2007 Plan have a contractual life of 10 years and were granted with an exercise price equal to the fair market value of Laureate's stock at the date of grant. Our option agreements generally divide each option grant equally into options that are subject to time-based vesting (Time Options) and options that are eligible for vesting based on achieving pre-determined performance targets (Performance Options). Prior to the October 2013 modification, discussed below, under the 2007 Plan these performance targets were Pro-rata EBITDA earnings targets. The Time Options generally vest ratably on the first through fifth grant date anniversary. The Performance Options are divided into tranches. Each tranche is eligible to vest annually upon the Board of Directors' determination that Laureate has attained fiscal year earnings (Pro-rata EBITDA, as defined in the agreement) that equal the performance targets (Pro-rata EBITDA targets). These performance targets are set at the time of the award's issuance and, for options outstanding at the time, were amended in August 2010 and October 2013. Our option agreements provide that if our fiscal year earnings are at least 95%, at least 90%, or below 90%, of the applicable earnings target then 75%, 50%, or 0%, respectively, of the applicable Performance Option tranche will vest. The Plan includes a "catch-up" provision such that, in the event that we do not achieve 100% of the performance target in a particular fiscal year, the Performance Option Tranche may vest in any subsequent year, within eight years from the date of the grant, if and to the extent a greater percentage of a subsequent year's earnings target is achieved. Certain Performance Option awards granted prior to February 2, 2008 also include a separate tranche, equal to 30% of the total performance award, that vests upon the Board of Directors' determination that Laureate has attained a higher earnings target prior to August 17, 2017 (Special 30% Performance Vesting).

        Stock options and restricted stock awards granted under the 2007 Plan have provisions for accelerated vesting if there is a change in control of Laureate. As defined in the 2007 Plan, a change in control would occur if substantially all of the assets of Laureate or more than 50% of our equity interests are sold. If a change in control should occur, all of the outstanding Time Options and unvested restricted stock held by the employees would become fully vested and immediately exercisable. The Performance Options will become immediately exercisable in the event of a change in control only if, and to the extent, the Board of Directors, in its discretion, elects to vest them.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 14. Share-based Compensation (Continued)

        Compensation expense is recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. For Time Options, expense is recognized ratably over the five-year vesting period. For Performance Options, expense is recognized under a graded expense attribution method, to the extent that it is probable that the stated annual performance target will be achieved and options will vest for any year. We assess the probability of each option tranche vesting throughout the life of each grant.

        For the year ended December 31, 2012, our forecasted annual Pro-rata EBITDA was less than 90% of the applicable 2012 earnings target and, hence, no performance options expense was recognized. The 2012 Performance Options were subsequently modified as described below. In addition, during 2013, we believed it is probable that we would attain a predetermined higher earnings target for the Special 30% Performance Vesting tranche in 2014, accordingly, we accrued $4,499 additional performance option expense related to this special 30% tranche in 2013. This Special 30% Performance Vesting tranche was fully vested as of December 31, 2014.

        During the year ended December 31, 2012, we granted various employees stock options under the 2007 Plan for 2,470 shares that vest over the next five years. Half of these options are Time Options and the other half are Performance Options. Both Time Options and Performance Options have a contractual term of 10 years.

2007 Plan Stock Option Modifications

        On October 2, 2013, the Compensation Committee of Laureate's Board of Directors modified the 2007 Plan. The modification i) changed the performance metrics and targets for all unvested Performance Options to match the targets of the 2013 Plan beginning with the 2013 target; ii) modified the post termination exercise provisions for resignation, good leaving, death and disability, and retirement to match the termination provision under the 2013 Plan, which is a post termination exercise period of: 90 days for resignation, two years for termination due to death or disability or, after an initial public offering of our common stock, good leaving, and five years for retirement; iii) reallocated the outstanding unvested 2012 performance tranche to vest in the remaining performance years of the grant on a pro-rata basis for only those employees who received stock options awards for first time in 2012; and iv) forfeit all other outstanding unvested 2012 performance options, disallowing the ability to catch up on the vesting, as the performance target was not met. As a result of this modification, we recognized $5,547 of additional Performance Option expense in 2013.

        On March 14, 2012, the Compensation Committee of Laureate's Board of Directors exercised its discretion and modified the unvested portion of the 2011 performance-based stock option tranche, resulting in the vesting of these share-based awards. Accordingly, in 2012, we recognized $1,990 of additional compensation expense related to the unvested portion of the 2011 performance option tranche. This additional compensation expense represents the full amount of the incremental fair value that resulted from the modification.

        During 2012, we modified the stock option agreements of several executives in connection with the termination of their employment. The modifications accelerated the vesting of their stock options and extended their post-termination exercise period from 90 days to three years. As a result of these modifications, we recorded share-based compensation expense of $248 in 2012.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 14. Share-based Compensation (Continued)

2013 Long-Term Incentive Plan

        On June 13, 2013, Laureate's Board of Directors approved the Laureate Education, Inc. 2013 Long-Term Incentive Plan (2013 Plan), as a successor plan to Laureate's 2007 Plan. The 2013 Plan became effective in June 2013, following approval by the stockholders of Laureate. No further awards will be made under the 2007 Plan now that the 2013 Plan is effective. Under the 2013 Plan, the Company may grant stock options, stock appreciation rights, unrestricted common stock or restricted stock (collectively, "stock awards"), unrestricted stock units or restricted stock units, and other stock-based awards, to eligible individuals on the terms and subject to the conditions set forth in the 2013 Plan. As of the effective date, the total number of shares of common stock issuable under the 2013 Plan were 30,087, which is equal to the sum of (i) 28,296 shares plus (ii) 1,791 shares of common stock that were still available for issuance under Laureate's 2007 Plan. Shares that are forfeited, terminated, canceled, allowed to expire unexercised, withheld to satisfy tax withholding, or repurchased are available for re-issuance. Any awards that have not vested upon termination of employment for any reason are forfeited. Holders of restricted stock shall have all of the rights of a stockholder of common stock including, without limitation, the right to vote and the right to receive dividends. However, dividends declared payable on performance based restricted stock shall be subjected to forfeiture at least until achievement of the applicable performance target related to such shares of restricted stock. Any accrued but unpaid dividends on unvested restricted stock shall be forfeited upon termination of employment. Holders of stock units do not have any rights of a stockholder of common stock and are not entitled to receive dividends. All awards outstanding under the 2013 Plan terminate upon the liquidation, dissolution or winding up of Laureate. The 2013 Plan will remain in effect until the earlier of (a) the earliest date as of which all awards granted under the Plan have been satisfied in full or terminated and no shares of common stock are available to be granted or (b) June 12, 2023.

        Stock options, stock appreciation rights and restricted stock units granted under the 2013 Plan have provisions for accelerated vesting if there is a change in control of Laureate. As defined in the 2013 Plan, a change in control means the first of the following to occur: i) a change in ownership of Laureate or Wengen or ii) a change in the ownership of assets of Laureate. A change in ownership of Laureate or Wengen shall occur on the date that more than 50% of the total voting power of the capital stock of Laureate is sold or more than 50% of the partnership interests of Wengen is sold in a single or a series of related transactions. A change in the ownership of assets of Laureate would occur if 80% or more of the total gross fair market value of all of the assets of Laureate are sold during a 12-month period. The gross fair market value of Laureate is determined without regard to any liabilities associated with such assets. Upon consummation of the change in control: i) those time-based stock options and stock appreciation rights that would have vested and become exercisable on or prior to the third anniversary of the effective time of change in control would become fully vested and immediately exercisable; ii) those performance-based stock options and stock appreciation rights that would have vested and become exercisable had Laureate achieved the performance targets in the three fiscal years ending coincident with or immediately subsequent to the effective time of such change in control, excluding the portion of awards that would have vested only pursuant to any catch-up provisions, would become fully vested and immediately exercisable; iii) those time-based restricted stock awards that would have become vested and free of forfeiture risk and lapse restriction on or prior to the third anniversary of the effective time of such change in control would become fully vested and immediately exercisable; iv) those performance-based restricted stock awards that would have vested

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 14. Share-based Compensation (Continued)

and become free of forfeiture risk and lapse restrictions had Laureate achieved the target performance in the three fiscal years ending coincident with or immediately subsequent to the effective time of such change in control would become fully vested and immediately exercisable; v) those time-based restricted stock units that would have become vested or earned on or prior to the third anniversary of the effective time of such change in control would become vested and earned and be settled in cash or shares of common stock as promptly as practicable; and vi) those performance-based restricted stock units, performance shares and performance units that would have become vested or earned had Laureate achieved the target performance in the three fiscal years ending coincident with or immediately subsequent to the effective time of such change in control would become vested and earned and be settled in cash or shares of common stock as promptly as practicable. After giving effect to the foregoing change in control acceleration, any remaining unvested time-based and performance-based stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance share units shall be forfeited for no consideration.

Stock Options Under 2013 Plan

        Stock option awards under the 2013 Plan have a contractual term of 10 years and are granted with an exercise price equal to the fair market value of Laureate's stock at the date of grant. During 2014 and 2013, we granted various employees stock options for 1,544 and 17,379 shares respectively. These options vest over a period of five years. Of the options granted in 2014 and 2013, 1,415 and 13,478 are Time Options, respectively, and the remainder are Performance Options. The Performance Options granted under the 2013 Plan are eligible for vesting based on achieving annual pre-determined Equity Value performance targets, as defined in the plan, and the continued service of the employee. The performance based awards include a catch-up provision, allowing the grantee to vest in any year in which a target is missed if a following year's target is achieved as long as the following year is within eight years from the grant date.

        Compensation expense is recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. For Time Options, expense is recognized ratably over the five-year vesting period. For Performance Options, expense is recognized under a graded expense attribution method, to the extent that it is probable that the stated annual earnings target will be achieved and options will vest for any year. We assess the probability of each option tranche vesting throughout the life of each grant.

Equity Award Modifications

Equity Restructuring Modification

        In December 2013, the combination of entities under common control caused an equity restructuring and therefore resulted in a modification of share-based awards granted to employees under ASC 718-10-35-6 "Stock Compensation." The amount of the stock compensation charge resulting from this modification was determined based on the estimated fair value of Laureate Asia at the date it was transferred to Laureate.

        In connection with the combination of Laureate Asia into Laureate, Wengen and another institutional investor group that is a minority shareholder of Laureate entered into a share transfer

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 14. Share-based Compensation (Continued)

agreement, pursuant to which the minority shareholder agreed to transfer to Wengen a portion of its Laureate shares based upon the outcome of certain events. Under the terms of the share transfer agreement, the minority shareholder will be required to transfer a portion of its Laureate shares to Wengen. This share transfer will have the effect of reducing the institutional investor group's ownership in Laureate, but will not reduce the Company's employee shareholders' ownership in Laureate. Therefore, Wengen's recapitalization of Laureate through a contribution of Laureate Asia resulted in a modification of all share-based awards granted to employees. As a result of this modification, we recognized $6,455 of additional expense in 2013 for vested Performance Options, vested Time Options and shares held by current and former employees.

Modification of a Former Executive's Award

        In 2014, the Company issued a note payable to a former executive for $3,771 in exchange for vested share-based compensation. We accounted for this as an equity-to-liability award modification. The note has an interest rate of 5% and is payable upon the earlier of: 1) the occurrence of certain contingent events or 2) July 31, 2019.

Stock Option Activity for 2007 and 2013 Plans

        The following tables summarize the stock option activity and the assumptions used to record the related share-based compensation expense for the years ended December 31, 2014, 2013 and 2012:

	2014			2013			2012
	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at January 1	48,408	$6.35	$57,094	33,837	$5.10	$119,604	32,881	$4.93	$59,776
Granted	1,544	6.94		17,379	8.63		2,470	7.26
Exercised	(3,364)	4.84	11,046	(907)	4.77	3,503	(960)	4.84	2,956
Forfeited or expired	(2,910)	6.76		(1,901)	5.59		(554)	5.13

Outstanding at December 31	43,678	$6.46	$48,851	48,408	$6.35	$57,094	33,837	$5.10	$119,604
Exercisable at December 31	30,401	$5.72	$47,812	27,358	$5.33	$48,159	22,985	$4.77	$88,681
Vested and expected to vest	41,998	$6.39	$48,833	42,667	$6.15	$55,289	32,101	$5.06	$114,656

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 14. Share-based Compensation (Continued)

	Options Outstanding		Options Exercisable
		Weighted Average Remaining Contractual Terms (Years)		Weighted Average Remaining Contractual Terms (Years)	Assumption Range*
Exercise Prices	Number of Shares		Number of Shares		Risk-Free Interest Rate	Expected Terms in Years	Expected Volatility
Year Ended December 31, 2014
$4.59 - $4.89	17,235	2.8	17,235	2.8	0.32% - 4.20%	1.90 - 6.95	26.85% - 52.47%
$5.04 - $5.32	1,504	3.7	1,504	3.7	0.42% - 3.60%	2.11 - 6.52	33.24% - 52.47%
$5.37 - $5.38	2,201	5.8	1,883	5.8	0.68% - 2.63%	3.38 - 6.58	38.16% - 52.47%
$5.42 - $5.58	1,417	5.1	1,269	5.1	0.57% - 3.03%	2.18 - 6.52	36.78% - 52.47%
$5.72 - $7.98	5,289	7.7	2,362	7.2	0.73% - 2.86%	4.00 - 6.52	39.03% - 58.84%
$8.63	16,032	8.8	6,148	8.8	1.76% - 2.07%	6.02 - 7.12	51.51% - 53.51%
Year Ended December 31, 2013
$4.59 - $4.89	20,715	3.7	17,836	3.7	0.32% - 4.20%	1.90 - 6.55	26.85% - 52.47%
$5.04 - $5.32	2,252	3.5	2,242	3.1	0.42% - 3.60%	2.11 - 6.52	33.24% - 52.47%
$5.37 - $5.38	2,435	6.8	1,599	6.8	0.68% - 2.63%	3.38 - 6.58	38.16% - 52.47%
$5.42 - $5.58	1,605	6.1	1,095	6.1	0.57% - 3.03%	2.18 - 6.52	36.78% - 52.47%
$5.72 - $7.98	4,023	8.0	1,300	7.8	0.73% - 2.86%	4.00 - 6.52	39.03% - 53.80%
$8.63	17,378	9.8	3,286	9.8	1.76% - 2.07%	6.02 - 7.12	51.51% - 53.51%
Year Ended December 31, 2012
$4.59 - $4.89	21,884	4.7	18,517	4.7	0.32% - 4.20%	2.82 - 6.55	26.85% - 47.22%
$5.04 - $5.32	2,488	4.0	2,119	3.7	0.42% - 3.60%	3.00 - 6.52	33.24% - 47.22%
$5.37 - $5.38	2,930	7.7	1,114	7.6	0.68% - 2.63%	4.33 - 6.58	38.16% - 47.22%
$5.42 - $5.58	1,965	7.0	815	7.0	0.57% - 3.03%	3.84 - 6.52	36.78% - 47.22%
$5.72 - $7.98	4,570	9.0	420	8.4	0.73% - 2.86%	4.57 - 6.52	39.03% - 50.86%

*
The expected dividend yield is zero for all options in all years.

        The weighted-average estimated fair value of stock options granted was $3.92, $4.49 and $3.50 per share for the years ended December 31, 2014, 2013 and 2012, respectively.

        As of December 31, 2014, Laureate had $52,108 of unrecognized share-based compensation costs related to stock options outstanding. Of the total unrecognized cost, $42,807 relates to Time Options and $9,301 relates to Performance Options. The unrecognized Time Options expense is expected to be recognized over a weighted-average expense period of 2.9 years.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 14. Share-based Compensation (Continued)

Non-Vested Restricted Stock and Restricted Stock Units

        The following table summarizes the non-vested restricted stock and restricted stock units activity for the years ended December 31, 2014, 2013 and 2012:

	2014		2013		2012
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1	3,725	$8.44	595	$5.88	700	$5.52
Granted	636	7.00	3,474	8.63	60	8.63
Vested	(1,349)	8.39	(264)	6.13	(165)	5.37
Forfeited	(236)	8.56	(80)	5.38	—	—

Non-vested at December 31	2,776	$8.12	3,725	$8.44	595	$5.88

        Restricted stock units granted under the 2013 Plan consist of time-based restricted stock units and performance-based restricted stock units with various vesting periods over the next five years. Performance-based restricted stock units are eligible to vest annually upon the Board of Directors' determination that the annual performance targets are met. The performance targets are the same as for Performance Options, as defined in the 2013 Plan. The performance-based restricted stock units include a catch-up provision, allowing the grantee to vest in any year in which a target is missed if a following year's target is obtained as long as the following year is within eight years from the grant date.

        Restricted stock granted under the 2007 Plan consists of time-based restricted stock with vesting periods of five years.

        The fair value of the non-vested restricted stock awards in the table above is measured using the fair value of Laureate's common stock on the date of grant or the most recent modification date whichever is later.

        As of December 31, 2014, unrecognized share-based compensation expense related to non-vested restricted stock and restricted stock units awards was $16,483. Of the total unrecognized cost, $4,263 relates to time-based restricted stock and restricted stock units and $12,220 relates to performance-based restricted stock units. This unrecognized expense for time-based restricted stock and restricted stock units will be recognized over a weighted-average expense period of 2.4 years.

Common Shares Issued or Deferred for Directors' Fees

        In 2014, 2013 and 2012, certain directors elected to receive their annual Board of Directors compensation in shares of common stock. For each of the years ended December 31, 2014, 2013 and 2012, Board compensation paid in shares was $275, $300 and $300, and we issued 40, 34 and 45 shares of common stock at per share fair values of $6.87, $8.63 and $6.73, respectively. In addition, for the year ended December 31, 2014, we recognized additional compensation expense of $550 for restricted stock granted to Board of Directors.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 14. Share-based Compensation (Continued)

        Certain directors have elected to defer their annual compensation in accordance with the provisions of our directors' Deferred Compensation Plan. In May 2012, and again in February 2013 and 2014, a member of our Board of Directors elected to receive four shares that had been previously deferred. Accordingly, the shares were issued and distributed. As of December 31, 2014 and 2013, the number of shares of common stock that remained reserved for future issuance to directors was 29 and 33, respectively.

Executive Profits Interests

        On behalf of Laureate, Wengen granted to our CEO the Executive Profits Interests award (EPI). The EPI contains a time-based portion that vests over a five-year schedule and a performance-based portion that vests to the extent that the Company achieves predetermined earnings targets similar to performance options over a five-year period. The performance-based portion includes a separate tranche, equal to 30% of the total performance award, which becomes fully vested upon the Board of Directors' determination that Laureate has attained a higher earnings target. The EPI includes a "catch-up" provision whereby, in the event that we do not achieve the earnings target in a particular fiscal year, the performance-based tranche may vest in any subsequent year, within five years from the date of the grant, if and when the applicable earnings target is achieved in full.

        This award was valued using the Black-Scholes-Merton model. The time-based vesting expense is recognized over the service period from the Merger Date through July 11, 2012. The performance-based vesting expense is recognized when we consider it probable that Laureate will achieve the earnings targets. The performance-based EPI expense will be recognized each year to the extent that the annual earnings target is achieved and the award vests. The award was fully vested by December 31, 2014.

Note 15. Derivative Instruments

        In the normal course of business, our operations are exposed to fluctuations in foreign currency values and interest rate changes. We may seek to control a portion of these risks through a risk management program that includes the use of derivative instruments.

        The interest and principal payments for Laureate's senior long-term debt arrangements are to be paid primarily in USD. Our ability to make debt payments is subject to fluctuations in the value of the USD against foreign currencies, since a majority of our operating cash used to make these payments is generated by subsidiaries with functional currencies other than USD. As part of our overall risk management policies, Laureate has entered into a foreign currency swap contract and floating-to-fixed interest rate swap contracts. In addition, we occasionally enter into foreign exchange forward contracts to reduce the earnings impact of other non-functional currency-denominated receivables and payables.

        We do not enter into speculative or leveraged transactions, nor do we hold or issue derivatives for trading purposes. We generally intend to hold our derivatives until maturity.

        Laureate reports all derivatives at fair value. These contracts are recognized as either assets or liabilities, depending upon the derivative's fair value. Gains or losses associated with the change in the fair value of these swaps are recognized in our Consolidated Statements of Operations on a current basis over the term of the contracts, unless designated and effective as a hedge. For swaps that are

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 15. Derivative Instruments (Continued)

designated and effective as cash flow hedges, gains or losses associated with the change in fair value of the swaps are recognized in our Consolidated Balance Sheets as a component of Accumulated other comprehensive income (AOCI) and amortized over the term of the related hedged items.

        The reported fair value of our derivatives, which are classified in Derivative instruments on our Consolidated Balance Sheets, were as follows:

December 31,	2014	2013
Derivatives designated as hedging instruments:
Long-term liabilities:
Interest rate swaps	$18,879	$18,148
Derivatives not designated as hedging instruments:
Current liabilities:
Cross currency and interest rate swaps	—	28,402
Interest rate swaps	—	4,746
Long-term liabilities:
Cross currency and interest rate swaps	4,755	2,549
Interest rate swaps	621	—

Total derivative instruments	$24,255	$53,845

Derivatives Designated as Hedging Instruments

Interest Rate Swaps

        In September 2011, Laureate entered into two forward interest rate swap agreements with notional amounts of $450,000 and $300,000, respectively. We have designated these derivatives as cash flow hedges. The swaps were associated with existing debt, and effectively fix interest rates on existing variable-rate borrowings in order to manage our exposure to future interest rate volatility. Both swaps have an effective date of June 30, 2014 and mature on June 30, 2017. The terms of the swaps require Laureate to pay interest on the basis of fixed rates of 2.61% on the $450,000 notional amount swap and 2.71% on the $300,000 notional amount swap, and receive interest for both swaps on the basis of three-month LIBOR, with a floor of 1.25%. The gain or loss on these swaps is deferred in AOCI and will be reclassified into earnings as a component of Interest expense in the same period during which the hedged forecasted transactions will affect earnings. Laureate determines the effectiveness of these swaps using the hypothetical derivative method. During the years ended December 31, 2014, 2013 and 2012, the amount of gain or loss recognized in income on the ineffective portion of derivative instruments designated as hedging instruments was $0, as the swaps were 100% effective. During the next 12 months, approximately $10,600 is expected to be reclassified from AOCI into income.

        The table below shows the total recorded unrealized (loss) gain of these swaps in Comprehensive income. The impact of derivative instruments designated as hedging instruments on Comprehensive

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 15. Derivative Instruments (Continued)

income (loss), Interest expense and AOCI for the years ended December 31, 2014, 2013 and 2012 were as follows:

	(Loss) Gain Recognized in Comprehensive Income (Loss) (Effective Portion)
					Loss Reclassified from AOCI to Income (Effective Portion)
				Income Statement Location
	2014	2013	2012		2014	2013	2012
Interest rate swaps	$(733)	$2,667	$(14,168)	Interest expense	$(5,374)	$—	$—

Derivatives Not Designated as Hedging Instruments

USD to CLP Cross Currency and Interest Rate Swaps

        During 2007, Laureate entered into a $400,000 USD to CLP, cross currency, floating-to-fixed interest rate swap agreement (the USD to CLP cross currency and interest rate swap). This swap matured and was settled on August 18, 2014. As of December 31, 2013, the swap was in a liability position and its estimated fair value of $20,903 was recorded in current liabilities on our Consolidated Balance Sheet. This swap converts $400,000 of our USD-denominated, floating-rate debt to a fixed-rate CLP-denominated debt. CLP was chosen because a significant amount of our earnings are generated in Chile. The cross currency and interest rate swap agreement is intended to provide a better correlation between our debt obligations and operating currencies. The cross currency and interest rate swap was not designated as a hedge for accounting purposes.

        In November 2013, we entered into two new forward swaps (foreign currency forward trades) to buy CLP and sell USD on the same August 18, 2014 settlement date as the $400,000 USD to CLP cross currency and interest rate swap. This locked in the net amount that we paid on August 18, 2014 to settle the cross currency portion of the USD to CLP cross currency and interest rate swap. As of December 31, 2013, the aggregate estimated fair value of these swaps was $7,499 and was recorded in current liabilities. The two forward swaps executed in November 2013 were not designated as hedges for accounting purposes.

        The total payment made for these swaps on the August 18, 2014 settlement date was $14,689.

Interest Rate Swaps

        In December 2008, Laureate entered into an interest rate swap agreement with an original notional amount of $181,563, which decreases periodically based on the terms of the agreement. The notional amount was $142,563 as of December 31, 2013. This swap was not associated with any additional debt, but rather effectively fixed interest rates on existing variable-rate borrowings. The terms of this swap required Laureate to pay on the basis of a fixed rate of 2.48% and receive interest on the basis of three-month LIBOR. This swap, which matured on August 17, 2014 and was therefore recorded in current liabilities as of December 31, 2013. Laureate made a payment of $424 at the maturity date.

        In January 2009, Laureate entered into an interest rate swap agreement with a notional amount of $185,000. This swap was established to effectively fix interest rates on existing variable-rate borrowings,

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 15. Derivative Instruments (Continued)

and required Laureate to pay interest on the basis of a fixed rate of 2.30% and receive interest on the basis of three-month LIBOR. This swap was recorded in current liabilities as of December 31, 2013 since it matured on August 17, 2014. At the maturity date, Laureate made a payment of $970.

CLP to Unidad de Fomento (UF) Cross Currency and Interest Rate Swaps

        The cross currency and interest rate swap agreements are intended to provide a better correlation between our debt obligations and operating currencies. In 2010, one of our subsidiaries in Chile entered into four cross currency and interest rate swap agreements. One of the swaps matures on December 1, 2024, and the remaining three mature on July 1, 2025 (the CLP to UF cross currency and interest rate swaps). The UF is a Chilean inflation-adjusted unit of account. The four swaps have an aggregate notional amount of approximately $31,000, and convert CLP-denominated, floating-rate debt to fixed-rate UF-denominated debt. The CLP to UF cross currency and interest rate swaps were not designated as hedges for accounting purposes.

THINK Interest Rate Swaps

        Laureate acquired THINK on December 20, 2013, and financed a portion of the purchase price by borrowing AUD 45,000 (approximately US $36,819 at December 31, 2014) under a syndicated facility agreement in the form of two term loans of AUD 22,500 each. The terms of the syndicated facility agreement required THINK to enter into an interest rate swap within 45 days from the agreement's December 20, 2013 effective date, in order to convert at least 50% of the AUD 45,000 of term loan debt from a variable interest rate based on the BBSY bid rate, an Australia bank rate, to a fixed interest rate. Accordingly, on January 31, 2014, THINK executed an interest rate swap agreement with an original notional amount of AUD 22,500 to satisfy this requirement and converted AUD 22,500 (approximately US $18,410 at December 31, 2014) of the variable rate component of the term loan debt to a fixed interest rate of 3.86%. The notional amount of the swap decreases quarterly based on the terms of the agreement, and the swap matures on December 20, 2018. This interest rate swap was not designated as a hedge for accounting purposes, and had an estimated fair value of $621 at December 31, 2014, which is recorded in long-term liabilities.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 15. Derivative Instruments (Continued)

        Components of the reported (Loss) gain on derivatives not designated as hedging instruments in the Consolidated Statements of Operations were as follows:

For the years ended December 31,	2014	2013	2012
Unrealized Gain (Loss)
Cross currency and interest rate swaps	$25,725	$38,008	$(28,848)
Interest rate swaps	4,076	6,200	2,601

	29,801	44,208	(26,247)
Realized (Loss) Gain
Cross currency and interest rate swaps	(27,788)	(30,519)	(30,335)
Interest rate swaps	(5,114)	(7,058)	(6,652)

	(32,902)	(37,577)	(36,987)
Total (Loss) Gain
Cross currency and interest rate swaps	(2,063)	7,489	(59,183)
Interest rate swaps	(1,038)	(858)	(4,051)

(Loss) gain on derivatives, net	$(3,101)	$6,631	$(63,234)

        Laureate was required to make periodic net cash payments for the interest rate swaps and the USD to CLP cross currency and interest swap of $33,119, $38,215 and $38,170 for the years ended December 31, 2014, 2013 and 2012, respectively. In addition, Laureate received net cash payments of $217, $638 and $1,183 for the years ended December 31, 2014, 2013 and 2012, respectively, related to the CLP to UF cross currency and interest rate swaps. The net cash payments are reported as a realized component of (Loss) gain on derivatives in the Consolidated Statements of Operations.

Price Protection Rights

        During the first quarter of 2013, the Company completed the sale of 23,163 shares of common stock to institutional investors for a total investment of $200,000, as shown in the Consolidated Statements of Stockholders' Equity for the year ended December 31, 2013. In connection with this sale of permanent equity, Laureate incurred stock issuance costs of approximately $280 which have been charged against Additional paid-in capital. These new investors also received price protection rights for certain non-registered equity offerings by the Company until January 16, 2014. In connection with the combination of Laureate and Laureate Asia that is described in Note 1, Description of Business, the price protection rights for non-registered equity offerings were extended from January 16, 2014 to March 14, 2014, when they expired. Certain IPO price protection rights were in effect and could have been triggered if the closing of an IPO had occurred on or before January 16, 2015 at a public offering price less than the per share price in this offering. However, an IPO did not occur on or before January 16, 2015, and therefore we have estimated the fair value of the derivative related to the price protection rights to be zero.

Credit Risk and Credit-Risk-Related Contingent Features

        Laureate's derivatives expose us to credit risk to the extent that the counterparty may possibly fail to perform its contractual obligation. The amount of our credit risk exposure is equal to the fair value

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 15. Derivative Instruments (Continued)

of the derivative when any of the derivatives are in a net gain position. As of December 31, 2014 and 2013, none of our derivatives were in a net gain position.

        Laureate has limited its credit risk by only entering into derivative transactions with highly rated major financial institutions. We have not entered into collateral agreements with our derivatives' counterparties. At December 31, 2014 and 2013, two institutions, both of which were rated A2 by the global rating agency of Moody's Investors Service, and one institution which was rated Baa3, accounted for all of Laureate's derivative credit risk exposure. Also, at December 31, 2014 the counterparty to the THINK interest rate swap had a Moody's rating of Aa2. These institutions accounted for all of Laureate's derivative credit risk exposure.

        Laureate's agreements with its derivative counterparties contain a provision under which we could be declared in default on our derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to a default on the indebtedness. As of December 31, 2014 and 2013, we had not breached any default provisions, and had not posted any collateral related to these agreements. If we had breached any of these provisions, we could have been required to settle the obligations under the derivative agreements for an amount that we believe would approximate their estimated fair value of $24,255 as of December 31, 2014 and $53,845 as of December 31, 2013.

Note 16. Income Taxes

        Significant components of the Income tax benefit (expense) on earnings from continuing operations were as follows:

For the years ended December 31,	2014	2013	2012
Current:
United States	$(4,749)	$(6,328)	$(3,509)
Foreign	(119,190)	(101,068)	(100,365)
State	(258)	(57)	111

Total current	(124,197)	(107,453)	(103,763)
Deferred:
United States	(99)	8	(2,458)
Foreign	164,426	15,701	37,845
State	(1,070)	498	315

Total deferred	163,257	16,207	35,702

Total income tax benefit (expense)	$39,060	$(91,246)	$(68,061)

        For the years ended December 31, 2014, 2013 and 2012, foreign income from continuing operations before income taxes was $83,760, $154,391 and $104,346, respectively. For the years ended December 31, 2014, 2013 and 2012, domestic loss from continuing operations before income taxes was $285,431, $152,462 and $244,930, respectively.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 16. Income Taxes (Continued)

        Significant components of deferred tax assets and liabilities arising from continuing operations were as follows:

December 31,	2014	2013
Deferred tax assets:
Net operating loss carryforwards	$817,380	$659,353
Depreciation	31,097	16,622
Deferred revenue	46,259	41,385
Allowance for doubtful accounts	30,016	24,291
Deferred compensation	95,562	102,992
Unrealized loss	54,581	32,439
Nondeductible reserves	33,085	37,207
Interest	13,678	11,424
Other	850	—

Total deferred tax assets	1,122,508	925,713
Deferred tax liabilities:
Investment in subsidiaries	112,457	115,434
Amortization of intangible assets	424,373	392,520
Other	—	2,919

Total deferred tax liabilities	536,830	510,873
Net deferred tax assets	585,678	414,840
Valuation allowance for net deferred tax assets	(994,434)	(907,203)

Net deferred tax liabilities	$(408,756)	$(492,363)

        At December 31, 2014 and 2013, undistributed earnings from foreign subsidiaries totaled $1,152,824 and $1,023,373, respectively. We have not recognized deferred tax liabilities for these undistributed earnings because we believe that they will be indefinitely reinvested outside of the United States. These earnings could become subject to additional taxes if they are remitted as dividends, loaned to us or to one of our United States affiliates, or if we sold our interests in the subsidiaries. It is not practicable for us to determine the amount of additional taxes that might be payable on the unremitted earnings.

        Approximately 70% (60% federal and 10% states) of our worldwide net operating loss carryforwards (NOLs) as of December 31, 2014 originated in the United States, derived from both federal and various state jurisdictions. The U.S. federal NOLs will begin to expire in 2025, with 46% of these expirations occurring between 2032 and 2034.

        The valuation allowance relates to the uncertainty surrounding the realization of tax benefits primarily attributable to NOLs of the parent company and of certain foreign subsidiaries, and future deductible temporary differences that are available only to offset future taxable income of subsidiaries in certain jurisdictions.

        The Company assesses the realizability of deferred tax assets by examining all available evidence, both positive and negative. A valuation allowance is recorded if negative evidence outweighs positive

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 16. Income Taxes (Continued)

evidence. A company's three-year cumulative loss position is significant negative evidence in considering whether deferred tax assets are realizable. Accounting guidance restricts the amount of reliance the Company can place on projected taxable income to support the recovery of the deferred tax assets. Valuation allowances were released at entities in Chile and Mexico of approximately $22,000 and $66,000, respectively, due to the change from a three-year cumulative loss position to a three-year cumulative income position, as well as other positive factors including projections of future profitability.

        During 2014, objective and verifiable negative evidence, such as continued U.S. operating losses, continued to outweigh positive evidence. The Company recorded a deferred tax asset of approximately $107,000 and a corresponding increase in the valuation allowance of the same amount, as a result of the negative evidence cited above. Recording the valuation allowance does not restrict the Company's ability to utilize the future deductions and net operating losses associated with the deferred tax assets if taxable income is generated in future periods. The most significant U.S. deferred tax assets are federal net operating losses, totaling $493,628, that begin to expire in 2025.

        The reconciliations of the reported Income tax expense to the amount that would result by applying the United States federal statutory tax rate of 35% to income from continuing operations before income taxes were as follows:

For the years ended December 31,	2014	2013	2012
Tax benefit at the United States statutory rate	$70,585	$(675)	$49,204
Permanent differences	(16,560)	(47,475)	(20,576)
State income tax (expense) benefit, net of federal tax effect	(1,238)	461	388
Tax effect of foreign income taxed at lower rate	37,370	73,534	66,456
Change in valuation allowance	(31,502)	(55,908)	(148,807)
Settlements with taxing authorities	(3,456)	(319)	1,068
Investment in subsidiaries	(538)	(25,216)	4,924
Effect of tax contingencies	(5,704)	(9,048)	(8,674)
Tax credits	25,968	16,000	12,810
Withholding taxes	(35,865)	(42,600)	(23,982)
Other	—	—	(872)

Total income tax benefit (expense)	$39,060	$(91,246)	$(68,061)

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 16. Income Taxes (Continued)

        The reconciliations of the beginning and ending amount of unrecognized tax benefits were as follows:

For the years ended December 31,	2014	2013	2012
Beginning of the period	$57,404	$66,972	$54,333
Additions for tax positions related to prior years	28,613	126	12,927
Decreases for tax positions related to prior years	(17,131)	(7,251)	498
Additions for tax positions related to current year	4,732	6,073	5,232
Decreases for unrecognized tax benefits as a result of a lapse in the statute of limitations	(4,245)	(8,049)	(6,018)
Settlements for tax positions related to prior years	(1,569)	(467)	—

End of the period	$67,804	$57,404	$66,972

        Laureate records interest and penalties related to uncertain tax positions as a component of Income tax expense. During the years ended December 31, 2014, 2013 and 2012, Laureate recognized interest and penalties related to income taxes of $14,691, $8,343 and $11,495, respectively. Laureate had $58,059 and $46,140 of accrued interest and penalties at December 31, 2014 and 2013, respectively. During the years ended December 31, 2014, 2013 and 2012, Laureate derecognized $5,940, $8,827 and $6,164, respectively, of previously accrued interest and penalties. Approximately $64,000 of unrecognized tax benefits, if recognized, will affect the effective income tax rate. It is reasonably possible that Laureate's unrecognized tax benefits may decrease within the next 12 months by up to approximately $20,000 as a result of the lapse of statutes of limitations and as a result of the final settlement and resolution of outstanding tax matters in various jurisdictions.

        Laureate and various subsidiaries file income tax returns in the United States federal jurisdiction, and in various states and foreign jurisdictions. With few exceptions, Laureate is no longer subject to United States federal, state and local, or foreign income tax examinations by tax authorities for years before 2007. United States federal and state statutes are generally open back to 2010; however, the Internal Revenue Service (the IRS) has the ability to challenge net operating loss carryforwards. Statutes of other major jurisdictions, such as Brazil, Chile, Spain, and Mexico, are open back to 2010, 2009, 2006, and 2005, respectively.

        During the third quarter of 2011, Laureate recorded an income tax receivable related to a pending refund. In February 2006, Laureate received a Notice of Deficiency from the IRS for Laureate's 1997 federal income tax return, with the IRS disagreeing with Laureate's excluding from income a break-up fee it received in its attempted acquisition of National Education Corporation. In May 2006, Laureate appealed the Notice of Deficiency and paid the $8,100 current amount of the assessment, plus $5,900 of related interest. These amounts had been previously accrued by Laureate. In March 2008, Laureate filed its complaint in the United States Court of Federal Claims. On September 19, 2011, a settlement with the Department of Justice was approved by the Joint Committee on Taxation, resulting in an anticipated tax refund of $4,071, including interest. During the third quarter of 2012, we received a refund of $5,139, which represented additional interest of $1,068.

        During 2010, Laureate was notified by the Spain Tax Authorities (STA) that an audit of our Spanish subsidiaries was being initiated for 2006 and 2007. On June 29, 2012, the STA issued a final

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 16. Income Taxes (Continued)

assessment to Iniciativas Culturales de España, S.L. (ICE), our Spanish holding company, for EUR 11,936 (US $14,447 at December 31, 2014), including interest, for these two years. The STA has challenged the holding company structure in Spain. Laureate has appealed this assessment and therefore, in July 2012, we issued a cash-collateralized letter of credit for the assessment amount, in order to continue the appeal process. At December 31, 2014, this structure continued to be in place and the statute for the periods after 2007 remained open. Further, in July 2013, Laureate was notified by the STA that an audit of the Spanish subsidiaries was also being initiated for 2008 through 2010. On November 4, 2014, the STA proposed but did not yet issue an assessment to ICE for approximately EUR 17,000 (approximately US $20,600 at December 31, 2014), including interest, for these three years. Laureate plans to appeal this proposed assessment and will be required to issue a cash-collateralized letter of credit for the assessment amount, in order to continue the appeal process. We will continue to challenge the STA's position through the Spanish appeals and court system. Although the ultimate disposition of this issue is uncertain, as of December 31, 2014 and 2013 we determined that our position was more likely than not to be sustained, and did not record a liability related to this matter. See also Note 27, Subsequent Events, for developments that occurred in 2015. We believe that the outcome of this issue will not have a material adverse effect on Laureate's financial position, results of operations, or cash flows.

        On September 29, 2014, Chile enacted major income tax law changes. The significant change impacting the Company is the increase in income tax rates, which are retroactive to January 2014. The tax rates are increasing from 20% to 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017 and 27% in 2018 and beyond. Deferred taxes were revalued and a benefit of approximately $6,100 was recorded in 2014. The law also includes two alternative methods for computing shareholder-level income taxation. The Company is still studying the impact of the shareholder-level tax regime.

Mexican Fiscal Reform

        In December 2013, Mexico enacted the 2014 Fiscal Reform (Fiscal Reform). The changes in the Fiscal Reform, which are generally effective for tax years beginning on or after January 1, 2014, include the elimination of the flat tax regime that previously applied to most of Laureate's Mexico entities. These entities will now be subject to the corporate income tax. Other changes resulting from the Fiscal Reform include adjustments to the Value-Added Tax (VAT) rate in certain locations and limitations on the deductibility of certain tax-exempt payments made to employees. Since this law was enacted in 2013, we have recalculated our deferred tax assets and liabilities that are subject to the Tax Reform using the new tax rates in the Fiscal Reform. As described further in Note 19, Benefit Plans, because Laureate's Mexico entities are now subject to corporate income tax, the Company will be required to comply with profit-sharing legislation, whereby 10% of the taxable income at Laureate's Mexican operations will be set aside as employee compensation.

Spanish Tax Reform

        During 2014, Spain enacted major income tax law changes. One change decreased the corporate income tax rate from 30% to 28% in 2015 and to 25% beginning in 2016. The impact of the rate changes was a benefit to income tax expense of approximately $6,700 in 2014.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 17. Earnings (Loss) Per Share

        Laureate computes basic earnings per share (EPS) by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted EPS reflects the potential dilution that would occur if share-based compensation awards/arrangements or contingently issuable shares were exercised or converted into common stock. To calculate the diluted EPS, the basic weighted average number of shares is increased by the dilutive effect of stock options, restricted stock, and other share-based compensation arrangements determined using the treasury stock method.

        The following table summarizes the computations of basic and diluted earnings per share:

For the years ended December 31,	2014	2013	2012
Numerator used in basic and diluted earnings (loss) per common share:
Loss from continuing operations attributable to Laureate Education, Inc.	$(158,291)	$(74,824)	$(208,750)
Accretion of redemption value of redeemable noncontrolling interests and equity	(9,187)	(9,797)	7,548
Adjusted for: accretion related to noncontrolling interests and equity redeemable at fair value	743	286	(9,890)
Distributed and undistributed earnings to participating securities	(3)	(22)	(17)

Loss from continuing operations available to common stockholders	(166,738)	(84,357)	(211,109)
Income from discontinued operations	—	5,146	7,692
Allocation of discontinued operations to participating securities	—	(5)	(10)

Net loss available to common stockholders	$(166,738)	$(79,216)	$(203,427)
Denominator used in basic and diluted earnings (loss) per common share:
Basic and diluted weighted average shares outstanding	530,467	527,935	506,063
Basic and diluted earnings (loss) per share:
Loss from continuing operations attributable to Laureate Education, Inc.	$(0.31)	$(0.16)	$(0.42)
Income from discontinued operations attributable to Laureate Education, Inc.	—	0.01	0.02

Basic and diluted net loss per share attributable to common stockholders	$(0.31)	$(0.15)	$(0.40)

        The following table summarizes the number of stock options and shares of restricted stock outstanding for the years ended December 31, 2014, 2013 and 2012, which were excluded from the

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 17. Earnings (Loss) Per Share (Continued)
diluted EPS calculations because the effect would have been antidilutive, due to net losses for the periods presented:

For the years ended December 31,	2014	2013	2012
Stock options	41,053	31,526	25,952
Restricted stock	1,856	565	612

Note 18. Related Party Transactions

Corporate

Transactions between Laureate and Santa Fe University of Arts and Design (SFUAD)

        During 2009, Laureate entered into a shared services agreement with SFUAD. Laureate provides SFUAD with certain management consulting, legal, tax, finance, accounting, treasury, human resources, and network entry services. The shared services agreement has a term of five years and automatically renews for two year periods thereafter, unless terminated by either party. For the years ended December 31, 2014, 2013 and 2012, total costs and expenses charged to SFUAD were $13,477, $12,174 and $11,898, respectively. As of December 31, 2014 and 2013, Laureate recorded a Related party receivable from SFUAD of $4,186 and $3,328, respectively. The December 31, 2014 receivable balance was collected subsequent to year end.

        During the third quarter of 2013, fourteen Laureate institutions entered into partnership agreements with SFUAD (the Global Partnership agreements). These Global Partnership agreements have an initial term of five years and provide Laureate students with educational opportunities to study certain academic programs at SFUAD. Under the terms of these agreements, the partnering Laureate institutions commit to pay SFUAD an annual amount each calendar year, which SFUAD then bills to the Laureate institutions on a quarterly basis. The Global Partnership agreements can be unilaterally canceled by either SFUAD or the Laureate institutions with at least six months' prior written notice; however any remaining unpaid commitment amount for that calendar year is still contractually owed to SFUAD. For the years ended December 31, 2014 and 2013, the total amounts paid under the Global Partnership agreements were $4,571 and $2,974, respectively. As of December 31, 2014 and 2013, Laureate recorded a related party payable to SFUAD of $359 and $1,179, respectively.

Transactions between Laureate and HSM

        Our net loss for the year ended December 31, 2012 includes a charge of $6,746 to write down our equity-method investment in HSM to a carrying value of zero. This charge was recorded during the third quarter of 2012, upon the Company's determination that there was a decline in the value of the investment that was other than temporary, based on the guidance in ASC 323-10-35, "Investments—Equity Method and Joint Ventures." This write-down of the HSM equity-method investment was recorded in Equity in net income (loss) of affiliates, net of tax, in the Consolidated Statement of Operations for the year ended December 31, 2012.

        During the fourth quarter of 2012, Laureate made loans to HSM with a total principal balance of $1,500 and an interest rate of 5% per annum. In January 2013, the interest was paid in cash, and the $1,500 principal balance of the loans was converted into shares of preferred stock in HSM, in

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 18. Related Party Transactions (Continued)

accordance with the new shareholders' agreement executed by the parties. At that time, Laureate also invested an additional $1,549 in HSM in return for preferred stock, for a total preferred stock investment of approximately $3,049. This additional 2013 investment of $1,549 was included in Investments in affiliates in the Consolidated Statement of Cash Flows for the year ended December 31, 2013. In April 2013, Laureate also provided a short-term working capital loan to HSM in the amount of $900 that carries a 5% interest rate and had an original maturity of December 15, 2013. During the third and fourth quarters of 2013, we made additional loans to HSM totaling $650 in the form of promissory notes that bear interest at 5% and have a maturity date for principal and interest of February 27, 2015. These additional loans brought the total HSM notes receivable balance to $1,550 as of December 31, 2013. Following these transactions, Laureate evaluated its investment in HSM under the relevant accounting guidance and determined that it should continue to account for its investment under the equity method.

        During the quarter ended September 30, 2013, in accordance with the guidance in ASC 323-10-35, "Investments—Equity Method and Joint Ventures," we wrote down the $3,049 investment in HSM to a carrying value of zero based upon the Company's determination that there was a decline in the value of the investment that was other than temporary. This write-down was recorded in Equity in net income (loss) of affiliates, net of tax, in the Consolidated Statement of Operations for the year ended December 31, 2013. As of December 31, 2013, the Company also determined that the loan balances outstanding of $1,550 were not collectible, as a result of HSM missing several scheduled principal payments, and therefore we recorded a full reserve on the notes receivable through a charge to General and administrative expenses. Interest on these loans is also in a non-accrual status. Additionally, the maturity date of the fully reserved $900 loan was extended to June 15, 2015, with monthly principal payments of $100 due on the 15th day of each month beginning on October 15, 2014. As of December 31, 2013, the HSM investment and all loans receivable from HSM were recorded at a carrying value of $0.

        In January 2014, Laureate loaned an additional $600 to HSM in the form of a promissory note that bears interest at 5% annually with principal and interest due on February 27, 2015. This loan was fully reserved upon issuance and the interest was in a non-accrual status. As discussed in Note 5, Acquisitions, on March 5, 2015, Laureate completed the sale of its interest in HSM. The total purchase price was approximately $9,500, less HSM's bank debt and other adjustments. Upon closing of the sale on March 5, 2015, Laureate received cash proceeds of approximately $5,000. As required by the agreement, Laureate's loans receivable from HSM, along with all unpaid interest, take first priority in the allocation of the sale proceeds. Accordingly, as of December 31, 2014, the loans plus accrued interest are considered fully collectible and are recorded at their realizable value of approximately $2,300. As Laureate's investment in HSM is an equity-method investment, it continues to be recorded at a carrying value of $0 as of December 31, 2014.

Transactions between Laureate and Entities Affiliated with Executive Officers, Directors and Wengen

        For the years ended December 31, 2014, 2013 and 2012, we incurred costs of $184, $409 and $374, respectively, for the business use of a private airplane that is owned in part by our CEO. For the year ended December 31, 2012, Laureate incurred costs of $296 for the business use of another private

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 18. Related Party Transactions (Continued)

airplane operated by a corporation owned by a person who served as one of our executive officers during that period, and his spouse.

        We have agreements in place with I/O Data Centers, LLC (I/O) pursuant to which I/O provides modular data center solutions to the Company. One of our directors is also a director of I/O. Additionally, this director, our CEO, and Sterling Partners (a private equity firm co-founded by the director, our CEO, and others) maintain an ownership interest in I/O. During the years ended December 31, 2014, 2013 and 2012, we incurred costs for these agreements of approximately $500, $400, and $100, respectively.

        During the years ended December 31, 2013 and 2012, we made payments of approximately $700 and $2,600, respectively, to an entity affiliated with one of the Wengen investors for services rendered in connection with the Company's refinancing of its debt and new debt issuances.

        During the year ended December 31, 2014, we made payments of approximately $400 to a consulting firm that works with one of the Wengen investors and its portfolio companies, for consulting services provided in connection with our EiP initiative.

LatAm

Transactions between Laureate and Entities Affiliated with a Former Executive

        For the years ended December 31, 2014, 2013 and 2012, Laureate made payments of $11, $120 and $50, respectively, for market research and $545, $820 and $833, respectively, for clinical studies to companies that are affiliated with an individual who served as one of our executives until the third quarter of 2014.

Brazil

Transactions between UAM Brazil and Noncontrolling Interest Holders

        In April 2013, Laureate closed a transaction to acquire the remaining 49% ownership interest in UAM Brazil, as discussed in Note 5, Acquisitions. Prior to this transaction, the former noncontrolling interest holders of UAM Brazil were related parties of Laureate and, therefore, the 2012 related party transactions between Laureate and the former noncontrolling interest holders are disclosed below.

        In 2005, we entered into lease agreements with UAM Brazil's former noncontrolling interest holders for the majority of UAM Brazil's campus facilities. The leases had an initial term of 20 years with two additional extensions of 20 years each, available at Laureate's option. Base annual payments under the lease agreements were adjusted annually for inflation. During the year ended December 31, 2012, Laureate made lease payments of $17,176.

        In January 2012, we borrowed BRL 6,000 (approximately US $3,405 at the date of borrowing) from UAM Brazil's former noncontrolling interest holders and entered into a short-term related party note payable. The note had an annual interest rate of 12%. In October 2012, we made a principal and interest payment of BRL 2,547. As of December 31, 2012, we recorded a total related party note payable of $1,982 for the remaining principal plus accrued interest. This balance was paid in full in February 2013.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 18. Related Party Transactions (Continued)

Mexico

        In June 2012, Laureate reached a final agreement to acquire the remaining 10% ownership interest in Plansi, one of our holding companies in Mexico.

Dividends to Noncontrolling Interest Holders

        The bylaws of Plansi provided the owners the right to receive a minimum annual dividend, specified as the greater of: (a) 30% of Plansi's annual earnings, or (b) MXN 275,000. Plansi's noncontrolling interest holders were entitled to 10% of such dividends. During 2012, Laureate paid in full the remaining dividends of MXN 55,000 (approximately US $3,944) that were owed to the total noncontrolling interest holders, as part of the settlement of the put option.

Transactions between Laureate and Plansi's Noncontrolling Interest Holders

        In 2000, Laureate entered into lease agreements with Plansi's noncontrolling interest holders for several UVM Mexico campus facilities and equipment. The original leases had initial terms of 10 years with additional two-year extensions available. During 2002, these leases were amended to include additional five-year extensions subject to the mutual agreement of lessor and lessee. In 2010, we exercised our right to extend the lease term through 2015. The amended leases also provide us the option to purchase the real estate at the fair value of the property less the cost of leasehold improvements made by Laureate. Fixed monthly rents are based on investment units (UDIs) as published by the Bank of Mexico. The value of the contracts was determined using then-prevailing market rates, which were corroborated by an independent real estate appraisal. Laureate's rent expense for these leases was $11,520 for the year ended December 31, 2012.

Europe

Morocco

Transactions between Laureate and Noncontrolling Interest Holder of Laureate Somed Education Holding SA (LSEH)

        As of December 31, 2012, we had a related party payable of $6,287 to the noncontrolling interest holder of LSEH, the entity that operates Université Internationale de Casablanca (UIC), related to two loans made by the noncontrolling interest holder to LSEH during 2012. The first loan was made in August 2012 for Moroccan Dirhams (MAD) 4,800 (US $566 at December 31, 2012) and had a maturity date in February 2014. The second loan was made in December 2012 for MAD 48,503 (US $5,721 at December 31, 2012) and had an original maturity date in June 2014. In June 2014, this loan was amended and the maturity date was extended to June 2016. Both loans bear interest at 4.5% annually. The proceeds from these loans, which have been included in the financing activities section of the Consolidated Statements of Cash Flows as Noncontrolling interest holder's loan to subsidiaries, were used to acquire land in Morocco for the construction of a new campus. As the 60% majority owner, during 2012 Laureate also made loans to LSEH for 60% of the total amount borrowed, which eliminate in consolidation.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 18. Related Party Transactions (Continued)

        During the year ended December 31, 2013, the noncontrolling interest holder converted a total of MAD 17,934 (approximately US $2,151 at conversion) of their loans and accrued interest to capital. Laureate also converted to capital a pro rata portion of the loans that it had made as the 60% majority owner of LSEH, resulting in no change in our ownership percentage. Also during the year ended December 31, 2013, the noncontrolling interest holder made two loans to LSEH. The first loan was made in July 2013 for MAD 8,000 (US $936 at the date of loan) and matured in January 2015. The second loan was made in December 2013 for MAD 12,000 (US $1,457 at the date of loan) and matures in June 2015. Both loans bears interest at 4.5% annually. As the 60% majority owner, Laureate also made a loan to LSEH for 60% of the total amount borrowed, which eliminates in consolidation.

        During 2014, the noncontrolling interest holder made two loans to LSEH for MAD 12,000 (US $1,470 at the loan date) and MAD 16,000 (US $1,930 at the loan date), respectively, which mature on October 25, 2015 and bear interest at 4.5% per annum. Additionally, in 2014, the noncontrolling interest holder made a loan to LSEH for MAD 12,000 (US $1,354 at the loan date) which matures on May 26, 2016 and bears interest at 4.5% per annum.The proceeds from these loans have been included in the financing activities section of the Consolidated Statement of Cash Flows as Noncontrolling interest holder's loan to subsidiaries. As the 60% majority owner, Laureate has also made loans to LSEH for 60% of the total amount borrowed, which eliminates in consolidation.

        As of December 31, 2014 and 2013, we had total related party payables of $10,881 and $6,882, respectively, to the noncontrolling interest holder for the outstanding balance of the loans described above.

        In addition to the loans described above, during 2012 Laureate and the noncontrolling interest holder of LSEH also made capital contributions to LSEH totaling MAD 28,000 (approximately US $3,418) as part of a share capital increase. The noncontrolling interest holder's 40% share of the total capital contribution, which equaled $1,321, has been included within (Distributions to) and capital contributions from noncontrolling interest holders of subsidiaries in the financing activities section of the 2012 Consolidated Statements of Cash Flows.

Switzerland

        As of December 31, 2014 and 2013, we have recorded royalty receivables of $925 and $891, respectively, from Les Roches Jin Jiang, a 50% equity-method investee that operates a hospitality and culinary institution in China. During 2013, one of our institutions in Switzerland, Les Roches, billed $420 of royalty fees to Les Roches Jin Jiang and collected $419 of payments.

Turkey

Services Arrangement and Loan to Noncontrolling Interest Holder

        During the year ended December 31, 2012, Laureate paid a noncontrolling interest holder of CH Holding $1,100 for consulting and other services that were rendered in 2012. As discussed in Note 5, Acquisitions, Laureate acquired the remaining 25% noncontrolling interest in CH Holding in January 2013. Following this transaction, no further consulting or other services are expected from the former noncontrolling interest holder.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 18. Related Party Transactions (Continued)

        In June 2010 Laureate made a non-interest bearing loan of $2,000 to a noncontrolling interest holder of CH Holding, which was recorded at its discounted present value. This loan was collateralized by the noncontrolling interest holder's shares in CH Holding and was due on April 30, 2015. In December 2012, Laureate forgave this related party receivable, which had a carrying value of $1,675.

AMEA

China

Transactions between China businesses and Noncontrolling Interest Holders

        HIEU has entered into various cost-sharing agreements and other related party transactions with entities owned by a noncontrolling interest holder of HIEU. As of December 31, 2014 and 2013, the amounts payable to this related party were $2,113 and $1,219, respectively, and the amounts receivable from this related party were $1,428 and $1,988, respectively.

        In June 2010, HIEU entered into an entrustment loan agreement with Hunan New Lieying Education Technologies Ltd. (HNLET), which had a balance of $3,196 and $3,280 as of December 31, 2014 and 2013, respectively. The Chairman of the Board of Directors of HIEU is an owner of HNLET. The loan had an interest rate of 7.5% and its original maturity date of June 2012 was extended several times until June 2014. The entrustment loan receivable was fully secured by the amount due to the noncontrolling interest holders of HIEU; however Laureate was contractually released from that seller note payable during 2014 and removed the liability, as discussed in Note 6, Due to Shareholders of Acquired Companies. During 2014, Laureate concluded that collection of the entrustment loan was not reasonably assured and placed a full allowance on this related party receivable. Accordingly, as of December 31, 2014, the balance of this loan receivable from HNLET was fully offset by a reserve recorded in Allowance for doubtful accounts, resulting in a net carrying value of $0.

        A portion of HIEU's real property, including land and buildings, is pledged as collateral for personal loans that certain noncontrolling interest holders of HIEU have entered into with third-party banks. The balances owed by the noncontrolling interest holders on these personal loans total approximately $20,000. In December 2013, the noncontrolling interest holders of HIEU signed an agreement with Laureate and committed to: (1) remove all encumbrances on HIEU's real property no later than September 30, 2014 and (2) complete the transfer of title relating to the encumbered real property to HIEU no later than December 31, 2014. Under the terms of this agreement, the noncontrolling interest holders also agreed to pay any and all transfer taxes, fees and other costs that are required in connection with the removal of the encumbrances and the transfer of titles, which are estimated to be approximately $2,000. As collateral for their performance under the agreement, the noncontrolling interest holders pledged to Laureate their 30% equity interest in HIEU. As of September 30, 2014 and December 31, 2014, the noncontrolling interest holders of HIEU had not completed their commitment to remove the encumbrances on HIEU's real property or complete the transfer of the real property. Under the terms of the agreement, Laureate has the right to obtain the noncontrolling interest holders' 30% equity interest. Management is currently evaluating its options in this matter. As of December 31, 2014 and 2013, Laureate's net carrying value of the encumbered real property was approximately $14,300 and $16,000, respectively.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 18. Related Party Transactions (Continued)

        In addition to the performance obligations in the December 2013 agreement for the encumbered property as described above, the noncontrolling interest holders are required under the 2009 HIEU purchase agreement (PA) to obtain the titles of certain other buildings for HIEU. The noncontrolling interest holders are also obligated to pay any and all government fees and other costs, which are estimated to be approximately $4,200, required in connection with obtaining the titles for these buildings. These buildings are not encumbered and HIEU has title to the land. The noncontrolling interest holders also occupy and conduct other non-HIEU business in five buildings that we have title to, and do not pay rent to HIEU for the use of these facilities.

        Additionally, during 2014, HIEU recorded an approximately $4,350 loss to write off the carrying value of several parcels of land for which it no longer has land use rights. The loss of land use rights was a breach of the PA and we determined our claim to be uncollectible in 2014.

        Effective January 1, 2008, we entered into a consulting arrangement with an individual related to the Company's operations in China. Under the agreement, we committed to annual payments for the higher of $500 or 1% of annual pro rata revenue of the Company's entities in China, in return for business consulting services. We recognized total expense of $607 and $500 under this contract for the years ended December 31, 2013 and 2012, respectively. As permitted under the terms of the agreement, we terminated this agreement effective December 31, 2013.

Dubai

Transactions between Laureate and Laureate-Obeikan Ltd.

        As of December 31, 2014 and 2013, we had recorded a related party receivables of $1,034 and $1,909, respectively, from the noncontrolling interest holder of Laureate-Obeikan Ltd., a joint venture in Dubai that is 50% owned by Laureate and consolidated. During 2014, the receivable amount outstanding as of December 31, 2013 was settled. The related party royalty receivable recorded at December 31, 2014 is fully reserved as collection is not reasonably assured.

        Also, during the year ended December 31, 2013, Laureate and the noncontrolling interest holder of Laureate-Obeikan Ltd. made capital contributions to Laureate-Obeikan Ltd. totaling $940 in connection with a share capital increase. The noncontrolling interest holder's 50% share of the total capital contribution, which equaled $470, has been included within (Distributions to) and capital contributions from noncontrolling interest holders of subsidiaries in the financing activities section of the Consolidated Statement of Cash Flows for the year ended December 31, 2013.

Malaysia

Transactions between Malaysian Businesses and Noncontrolling Interest Holders

        Exeter Street Holdings Sdn Bhd (Exeter Malaysia), one of Laureate's subsidiaries, extended a loan to one of its noncontrolling interest holders to assist in the financing of their approximately 16.5% initial investment in INTI. The original maturity date of this loan was December 31, 2013, but it was not paid by December 31, 2013 and remains outstanding. The loan is collateralized by a pledge of the noncontrolling interest holder's INTI shares having a value of 150% of the outstanding amount of the loan, or at the Company's option, other forms of collateral acceptable to it, equal to 100% of the

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 18. Related Party Transactions (Continued)

outstanding amount of the loan. Dividends or option proceeds shall be applied first to any unpaid interest and then to reduce all principal amounts under the loan facility. The loan is denominated in MYR and accrues interest at a rate of 7% per annum. As of December 31, 2013, the outstanding principal balance was $3,966, and the outstanding interest receivable related to this loan was $1,190, respectively. As discussed in Note 5, Acquisitions, in the fourth quarter of 2014 Laureate settled this note receivable and the accrued interest receivable in connection with the purchase of 6.4% of this minority owner's noncontrolling interest. As a result, the loan is no longer outstanding as of December 31, 2014.

Dividends to Noncontrolling Interest Holders

        During the years ended December 31, 2014, 2013 and 2012, INTI made contractual dividend payments to its noncontrolling holders of $444, $132 and $145, respectively, which were included within Payments of dividends in the financing activities section of the Consolidated Statements of Cash Flows.

Singapore

Loan from Affiliate

        On February 8, 2013, Laureate's wholly owned subsidiary, LEI Singapore Holdings Private Limited, which is the Singapore-based parent entity of several of our AMEA subsidiaries, borrowed EUR 3,254 (US $4,478 at December 31, 2013) from LEI International Holdings B.V., a Wengen subsidiary that is an affiliate of Laureate. The loan has a maturity date of February 7, 2022, and carries an annual interest rate of 7%. As of December 31, 2013, the total principal and interest payable for the loan was $4,758, which was recorded on the Consolidated Balance Sheet in Long-term debt, less current portion. Effective March 31, 2014, the board of LIHBV forgave this loan to LEI Singapore Holdings Pte Ltd, which was recognized as a capital contribution of $4,821 during the year ended December 31, 2014.

South Africa

Transactions between Laureate and Noncontrolling Interest Holders of MSA

        At December 31, 2014, Laureate had a related party payable of $2,240 that was owed to the noncontrolling interest holder of MSA.

GPS

United States

Transactions between Laureate and Noncontrolling Interest Holder of St. Augustine

        In December 2013, subsequent to the acquisition of St. Augustine discussed in Note 5, Acquisitions, a $10,000 capital contribution was made to St. Augustine, 80% of which was contributed by Laureate and 20% by the noncontrolling interest holder. Laureate loaned $2,000 to the noncontrolling interest holder in the form of a non-interest bearing promissory note for its portion of the capital contribution, which was recorded at its discounted present value of $1,739 in Notes receivable, net on the December 31, 2013 Consolidated Balance Sheet. The note had a maturity date of November 21, 2018, and Laureate had the right to offset against this receivable the noncontrolling

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 18. Related Party Transactions (Continued)

interest holder's 20% share of any future distributions that are made by St. Augustine. During the fourth quarter of 2014, St. Augustine declared and paid a distribution to its owners of $10,000, of which $2,000 was paid to the 20% noncontrolling interest holder. The noncontrolling interest holder then repaid the related party promissory note to Laureate.

        In the Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2014, Laureate's loan to the minority partner in 2013 and the loan repayment in 2014 were included in Payments from (to) related parties in the investing activities section, and the noncontrolling interest holder's $2,000 capital contribution in 2013 and distribution in 2014 were included in (Distributions to) and capital contributions from noncontrolling interest holders of subsidiaries in the financing activities section.

Transactions between Laureate and NHU NFP

        In connection with the acquisition of NHU LLC in 2010, Laureate entered into a lease for the San Jose campus owned by NHU NFP. Laureate also subleases a portion of the premises to NHU NFP for its charter school. For the years ended December 31, 2014, 2013 and 2012, Laureate incurred rent expense of $1,702, $1,666 and $1,666, respectively, and received sublease income of $652, $374 and $400, respectively.

Note 19. Benefit Plans

Domestic Defined Contribution Retirement Plan

        Laureate sponsors a defined contribution retirement plan in the United States under section 401(k) of the Internal Revenue Code. The plan offers employees a traditional "pre-tax" 401(k) option and an "after-tax" Roth 401(k) option, providing the employees with choices and flexibility for their retirement savings. All employees are eligible to participate in the plan after meeting certain service requirements. Participants may contribute up to a maximum of 80% of their annual compensation and 100% of their annual cash bonus, as defined and subject to certain annual limitations. Laureate may, at its discretion, make matching contributions that are allocated to eligible participants. The matching on the "after-tax" Roth contributions is the same as the matching on the traditional "pre-tax" contributions. Laureate made discretionary contributions in cash to this plan of $4,174, $3,823 and $3,358 for the years ended December 31, 2014, 2013 and 2012, respectively.

Non-United States Pension Benefit Plans

        Laureate has defined benefit pension (pension) plans at several non-United States institutions. The projected benefit obligation (PBO) is determined as the actuarial present value as of the measurement date of all benefits calculated by the pension benefit formula for employee service rendered. The amount of benefits to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the average life expectancy of employees/survivors and average years of service rendered. The PBO is measured based on assumptions concerning future interest rates and future employee compensation levels. The expected net periodic benefit cost for Laureate in each year can vary from the subsequent year's actual net periodic benefit cost due to the acquisition of entities with plans, plan amendments, and the impacts of foreign currency translation. The combined unfunded status of these plans is reported as a component of Other long-term liabilities.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 19. Benefit Plans (Continued)

        The fair value of plan assets relates to insurance contracts for our Switzerland institutions' plans. The fair value measurements were based on inputs that are not observable to active markets and, as such, would be deemed a "Level 3" fair value measurement as defined in Note 21, Fair Value Measurement.

        The net periodic benefit cost for those entities with pension plans was as follows:

For the years ended December 31,	2014	2013	2012
Service cost	$5,229	$5,658	$4,084
Interest	1,805	1,585	1,496
Expected return on assets	(765)	(546)	(708)
Amortization of prior service costs	278	428	51
Recognition of actuarial items	173	239	135
Curtailment gain	—	(551)	(836)
Plan amendment	—	—	6

Net periodic benefit cost	$6,720	$6,813	$4,228

        The estimated net periodic benefit cost for the year ending December 31, 2015 is approximately $7,907.

        The weighted average assumptions were as follows:

For the years ended December 31,	2014	2013	2012
Discount rate for obligations	1.00 - 9.75%	2.25 - 10.50%	1.75 - 9.75%
Discount rate for net periodic benefit costs	2.25 - 10.50%	1.75 - 9.75%	2.50 - 10.00%
Rate of compensation increases	2.00 - 14.00%	2.25 - 11.75%	2.25 - 8.50%
Expected return in plan assets	1.00%	2.25%	1.75%

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 19. Benefit Plans (Continued)

        The change in PBO, change in plan assets and funded (unfunded) status for those entities with pension plans were as follows:

For the years ended December 31,	2014	2013
Change in PBO:
PBO at beginning of year	$56,836	$51,333
Service cost	5,229	5,658
Interest	1,805	1,585
Actuarial loss (gain)	9,132	(3,251)
Benefits paid by plan	(1,648)	(1,582)
Participant contributions	2,361	2,471
Curtailment gain	—	(555)
Administrative expenses	(806)	(945)
Acquisitions	—	1,737
Foreign exchange	(5,760)	385

PBO at end of year	67,149	56,836
Change in plan assets:
Fair value of assets at beginning of year	35,848	30,076
Actual return on assets	710	589
Employer contributions	2,995	3,247
Participant contributions	2,361	2,471
Benefits paid by plan	87	(560)
Administrative expenses	(806)	(945)
Foreign exchange	(3,733)	970

Fair value of assets at end of year	37,462	35,848

Unfunded status	$29,687	$20,988
Actuarial loss	$12,562	$4,369
Prior service cost	1,628	2,088

Amount recognized in AOCI, pre-tax	$14,190	$6,457
Accumulated benefit obligation	$57,385	$50,131

        The Company estimates that employer contributions to plan assets during 2015 will be approximately the same as during the year ended December 31, 2014. The estimated future benefit payments for the next 10 fiscal years are as follows:

For the year ending December 31,
2015	$3,085
2016	5,220
2017	3,494
2018	3,571
2019	3,690
2020 through 2024	20,317

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 19. Benefit Plans (Continued)

Laureate Education, Inc. Deferred Compensation Plan

        Laureate maintains a Deferred Compensation Plan (DCP) to provide certain executive employees and members of our Board of Directors with the opportunity to defer their salaries, bonuses, and Board of Directors retainers and fees in order to accumulate funds for retirement on a pre-tax basis. Participants are 100% vested in their respective deferrals and the earnings thereon. Laureate does not make contributions to the DCP or guarantee returns on the investments. Although DCP investments and participant deferrals are kept in a separate trust account, the assets remain Laureate's property and are subject to claims of general creditors.

        The DCP plan assets are recorded at fair value with the earnings (losses) on those assets recorded in Other income (expense). The deferred compensation liabilities are recorded at the contractual value, with the changes in value recorded in operating expenses. As of December 31, 2014 and 2013, DCP assets included in Other assets were $10,561 and $10,227, respectively, and the deferred compensation liabilities reported in Other long-term liabilities were $15,316 and $14,316, respectively.

Supplemental Employment Retention Agreement

        In November 2007, Laureate established a Supplemental Employment Retention Agreement (SERA) for one of its executive officers. Since Laureate achieved certain Pro-rata EBITDA targets, as defined in the SERA, from 2007 to 2011 and this officer remained employed through December 31, 2012, this individual receives an annual SERA payment of $1,500. The SERA provides annuity payments to the executive over the course of his lifetime, and annuity payments would be made to his spouse for the course of her life in the event of the executive's death on or prior to December 31, 2026. The SERA is administered through a Rabbi Trust, and its assets are subject to the claims of creditors. Laureate purchases annuities to provide funds for our future SERA obligations.

        As of December 31, 2014 and 2013, the total SERA assets were $12,010 and $13,645, respectively, which were recorded in Other assets in our Consolidated Balance Sheets. As of December 31, 2014 and 2013, the total SERA liability recorded in our Consolidated Balance Sheets was $17,396 and $16,868, respectively, of which $1,500 and $1,500, respectively, was recorded in Other current liabilities, and $15,896 and $15,368, respectively, was recorded in Deferred compensation.

Mexico Profit-Sharing

        As explained in Note 16, Income Taxes, the Fiscal Reform that was enacted in Mexico in December 2013 subjects Laureate's Mexico entities to corporate income tax and also requires them to comply with profit-sharing legislation, whereby 10% of the taxable income of Laureate's Mexican entities will be set aside as employee compensation. As a result of the Fiscal Reform, the Company recorded a net increase in operating expense for the year ended December 31, 2013 of $8,389. Also in 2013, the Company had established an asset for a deferred benefit related to this matter. During 2014, the Company revised its estimate regarding the realizability of this asset and, accordingly, recorded a net decrease in operating expense for the year ended December 31, 2014 of $22,755.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 19. Benefit Plans (Continued)

Labor Unions

        Certain Laureate employees at Universidad Europea de Madrid, Spain (UEM), UVM Mexico, Institut Français de Gestion (IFG) and all of the Brazilian institutions are covered by labor agreements.

        The UEM agreement was negotiated between a national union and an employer association committee representing all of the private, for-profit institutions in the country. That agreement remained legally applicable until February 2010, when negotiations for the renewal of the UEM agreement were completed. We are currently operating under the February 2010 agreement.

        Substantially all of the faculty members at UVM Mexico are represented by a union. The labor agreement governs salaries, benefits and working conditions for all union members at UVM Mexico.

        The IFG agreement governs certain labor conditions, such as vacation and salary levels. The agreement has no defined expiration date, but can be nullified by either party.

        As required by Brazilian Labor Law, all of Brazil's employees are represented by a union and the institutions are part of an employers' union. These two groups negotiate standard city or regional contracts and it is the responsibility of our Brazil institutions to comply with these agreements. In some cases where, for example, there is no city-wide or regional labor union to conduct the negotiation, the institutions and labor union have agreed to permit the local institution to negotiate directly with the respective union. Such union agreements typically have a duration of one year.

        Laureate considers itself to be in good standing with these unions and with all of its employees.

Note 20. Legal and Regulatory Matters

        Laureate is subject to legal proceedings arising in the ordinary course of business. In management's opinion, we have adequate legal defenses, insurance coverage, and/or accrued liabilities with respect to the eventuality of these actions. Management believes that any settlement would not have a material impact on Laureate's financial position, results of operations, or cash flows.

United States Postsecondary Education Regulation

        The Company, through its GPS segment, operates five postsecondary educational institutions in the United States (U.S. Institutions). The U.S. Institutions are subject to extensive regulation by federal and state governmental entities as well as accrediting bodies. The Higher Education Act (HEA), and the regulations promulgated thereunder by the DOE, subject the U.S. Institutions to ongoing regulatory review and scrutiny. The U.S. Institutions must also comply with a myriad of requirements in order to participate in Title IV federal financial aid programs under the HEA (Title IV programs).

        In particular, to participate in the Title IV programs under currently effective DOE regulations, an institution must be authorized to offer its educational programs by the relevant state agencies in the states in which it is located, accredited by an accrediting agency that is recognized by the DOE, and also certified by the DOE. In determining whether to certify an institution, the DOE closely examines an institution's administrative and financial capability to administer Title IV program funds.

        Pursuant to DOE requirements, the U.S. Institutions conduct periodic reviews and audits of their compliance with the Title IV program requirements. None of the U.S. Institutions have been notified

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 20. Legal and Regulatory Matters (Continued)

of any significant noncompliance that might result in loss of its certification to participate in the Title IV programs. Management believes that there are no matters of regulatory noncompliance that could have a material effect on the accompanying Consolidated Financial Statements.

        Changes in or new interpretations of applicable laws, DOE rules, or regulations could have a material adverse effect on the U.S. Institutions' eligibility to participate in the Title IV programs. On October 29, 2010, the DOE published a Final Rule amending its regulations in a number of areas related to an institution's eligibility to participate in the Title IV programs. Most of these regulatory changes became effective July 1, 2011, with others becoming effective as of July 1, 2012. During a negotiated rulemaking committee process that occurred between September 2013 and December 2013, the DOE proposed draft regulatory language for discussion by the negotiators that would establish specific standards for purposes of the HEA requirement that, to be eligible for Title IV program funds, certain programs of study prepare students for "gainful employment in a recognized occupation." As the negotiated rulemaking committee did not reach consensus on the regulation, the DOE issued its own notice of proposed rulemaking on March 25, 2014. Laureate submitted comments regarding the proposed gainful employment rule to the DOE during the public comment period that ended May 27, 2014. On October 30, 2014, the DOE issued a final rule on gainful employment that became effective July 1, 2015. The Company is currently evaluating this rule and determining its impact on our operations. Between February and May 2014, the DOE convened a negotiated rulemaking committee to prepare proposed regulations to address program integrity and improvement issues for the Title IV programs ("Program Integrity Rulemaking") including but not limited to updating eligibility standards for student and parent borrowers under the federal Direct PLUS loan program, cash management of Title IV funds, state authorization for programs offered through distance education and state authorization for foreign locations of institutions. As this negotiated rulemaking committee did not reach consensus on all of the issues before it, the DOE may proceed to issue its own proposed regulations for notice and comment rulemaking, whether on some or all of the issues discussed during the negotiated rulemaking process. Accordingly, on August 8, 2014, the DOE published a proposed rule for public comment regarding federal Direct PLUS loan program eligibility, following which a final rule was issued on October 23, 2014 and that took effect July 1, 2015. On May 18, 2015, the DOE published proposed regulations for comment regarding cash management of Title IV funds, the eligibility of repeated coursework for purposes of a student's enrollment status and receipt of Title IV funds, and the measurement of programs in credit hours versus clock hours for Title IV purposes. Laureate submitted comments regarding the proposed regulations on cash management of Title IV funds to the DOE during the public comment period that ended July 2, 2015. As no proposed rules have yet been issued regarding state authorization for programs offered through distance education and state authorization for foreign locations of institutions, final regulations on those matters are not likely to be issued until sometime in late 2015, at the earliest, and must be issued in final form by November 1, 2015 to be effective July 1, 2016. During a separate negotiated rulemaking committee process that occurred between January and April 2014, the DOE proposed draft regulatory language to implement changes to the Jeanne Clery Disclosure of Campus Security Policy and Campus Crime Statistics Act ("Clery Act") required by March 2013 amendments to the Violence Against Women Act. At the final meeting of the negotiated rulemaking committee on April 1, 2014, the committee reached consensus on the Department's proposed regulations, which were subsequently published for a 30-day public comment period on June 20, 2014. On October 20, 2014, the DOE published the final rule

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 20. Legal and Regulatory Matters (Continued)

amending its Clery Act regulations, which is effective July 1, 2015. Between February and April 2015, the DOE convened another negotiated rulemaking committee to prepare regulations to establish a new Pay as You Earn repayment plan for those not covered by the existing Pay as You Earn Repayment Plan in the Federal Direct Loan Program, and also to establish procedures for Federal Family Education Loan Program loan holders to use to identify U.S. military servicemembers who may be eligible for a lower interest rate on their federal student loans under the Servicemembers Civil Relief Act. The committee reached consensus during its final session on a set of proposed regulations. The DOE published proposed regulations for comment on July 9, 2015, with final regulations anticipated by November 1, 2015 that would be effective July 1, 2016. Also, on August 20, 2015, the DOE published notice of a new negotiated rulemaking process to clarify how direct loan borrowers who believe they were defrauded by their institutions can seek relief and to strengthen provisions to hold institutions accountable for their wrongdoing that results in loan discharges. We are unable to predict what additional actions the DOE may take, or the effect of its rulemaking processes on our business. Additionally, the United States Congress has initiated a series of hearings regarding its prospective reauthorization of the HEA and potential changes to the Title IV programs. Any new or changed regulations from the DOE, or changes to the HEA and Title IV programs, could reduce enrollments, impact tuition prices, increase the cost of doing business and otherwise have additional material adverse effects on the financial condition, cash flows and operations of some or all of the U.S. Institutions.

        The proprietary education industry is experiencing broad-based, intensifying scrutiny in the form of increased investigations and enforcement actions. In October 2014, the DOE announced that it will be leading an interagency task force composed of the DOE, the U.S. Federal Trade Commission (the FTC), the U.S. Departments of Justice, Treasury and Veterans Affairs, the Consumer Financial Protection Bureau (CFPB), the Securities and Exchange Commission (SEC), and numerous state attorneys general. The FTC has also recently issued civil investigative demands to several other U.S. proprietary educational institutions, which require the institutions to provide documents and information related to the advertising, marketing, or sale of secondary or postsecondary educational products or services, or educational accreditation products or services. The CFPB has also initiated a series of investigations against other U.S. proprietary educational institutions alleging that certain institutions' lending practices violate various consumer finance laws. In addition, attorneys general in several states have become more active in enforcing consumer protection laws, especially related to recruiting practices and the financing of education at proprietary educational institutions. In addition, several state attorneys general have recently partnered with the CFPB to review industry practices. If our past or current business practices are found to violate applicable consumer protection laws, or if we are found to have made misrepresentations to our current or prospective students about our educational programs, we could be subject to monetary fines or penalties and possible limitations on the manner in which we conduct our business.

Brazilian Regulation

        Through our LatAm segment, we operate 13 post-secondary education institutions in Brazil. The responsibility of the federal government in regulating, monitoring and evaluating higher education institutions and undergraduate programs is exercised by the Brazilian Ministry of Education (the MEC), along with a number of related federal agencies and offices. The MEC is the highest authority

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 20. Legal and Regulatory Matters (Continued)

of the higher education system in Brazil and has the power to: regulate and monitor the federal system of higher education in terms of its quality and standards, confirm decisions regarding the accreditation and reaccreditation of institutions of higher education; confirm evaluation criteria; confirm regulatory proposals; and issue and implement rules that govern the delivery of higher education services, including aspects like adherence by higher education institutions to the rules for federal education subsidy programs like Pronatec, Prouni and Fundo de Financiamento ao Estudante do Ensino Superior (the FIES Program, or FIES), through one or more of which all of our institutions enroll students. Additionally, Brazilian law requires that almost all change-of-control transactions by Laureate receive the prior approval of the Brazilian antitrust authority, the CADE.

        As noted above, Laureate's institutions in Brazil participate in the FIES Program, which targets students from low socio-economic backgrounds enrolled at private post-secondary institutions. Eligible students receive loans with below-market interest rates that are required to be repaid after an 18-month grace period upon graduation. FIES pays participating educational institutions tax credits which can be used to pay certain federal taxes and social contributions. FIES also repurchases excess credits for cash. As part of the FIES Program, our institutions are obligated to pay up to 15% of any student default. The default obligation increases to up to 30% of any student default if the institution is not current with its federal taxes. FIES withholds between 1% and 3% of tuition paid to the institutions to cover any potential student defaults ("holdback"). If the student pays 100% of their loan, the withheld amounts will be paid to the participating education institutions.

        Since February 2014, all new students who participate in FIES must also enroll in the Fundo de Garantia de Operações de Crédito Educativo (FGEDUC). FGEDUC is a government-mandated, private guarantee fund administered by the Bank of Brazil that allows participating educational institutions to insure themselves for 90% (or 13.5% of 15%) of their losses related to student defaults under the FIES program. The cost of the program is 5.63% of a student's full tuition. Similar to FIES, the administrator withholds 5.63% of a student's full tuition to fund the guarantee by FGEDUC.

        In 2014, FIES accounted for approximately 25% of our revenues and 20% of our total students in Brazil.

        In December 2014, the MEC along with FNDE, the agency that directly administers FIES, announced several significant rule changes to the FIES program beginning in 2015. These changes limit the number of new participants and the annual budget of the program, and delay payments due to the participating post-secondary institution. The first change implements a minimum score on the high school achievement exam in order to enroll in the program. The second change alters the schedule for the payment and repurchase of credits as well as limits the opportunities for post-secondary institutions to sell any unused credits such that there is a significant delay between the time the post-secondary institution provides the educational services to the students and the time it receives payment from the government for 2015. In addition to these rule changes, FNDE implemented a policy for current students' loan renewals for 2015, which provides that returning students may not finance an amount that increases by more than 6.41% from the amount financed in the previous semester, regardless of any increases in tuition or in the number of courses in which the student is enrolled, a policy that we believe violates the applicable law. Moreover, the online enrollment and re-enrollment system that all post-secondary institutions and students must use to access the program has experienced numerous technical and programming faults that have also interfered with the enrollment and re-enrollment

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 20. Legal and Regulatory Matters (Continued)

process. Numerous challenges to these changes and requests for judicial relief from the system's faults have been filed in the Brazilian courts, most of which are pending.

        MEC released new FIES regulations in July 2015 (Normative Ordinances Nos. 08 and 10), which supplement and amend the rules that were previously released. Among other changes, these Normative Ordinances revised the rules for student eligibility and classification, higher education institution participation and selection of the vacancies that will be offered to the students.

        Regarding student eligibility under the new rules, applicants will have to meet all of the following requirements: (i) have a gross household income of not more than 2.5 times the minimum wage per capita (the previous criterion was gross household income of not more than 20 times the minimum wage for all family members); (ii) not have a higher education degree; and (iii) have taken the National High School Proficiency Exam (ENEM) at least once since 2010, with a minimum score of 450 points, and have a score greater than zero in the test of writing.

        In addition, the participating post-secondary institution must sign a participation agreement that contains its proposal of the number of vacancies offered and the following information per shift (morning, evening) and campus location: (i) tuition gross amount for the entire course, including all semesters; (ii) total tuition gross amount per course for the first semester, which must reflect at least a five percent discount to the course list price; and (iii) the number of vacancies that will be offered through the FIES selection process. Only courses with scores of 3, 4 or 5 in the National Higher Education Evaluation System (SINAES) evaluation are eligible to receive FIES students.

        The selection of vacancies by MEC to be offered to the students will be based on the following criteria: (i) FIES budget and the availability of resources; (ii) course score under SINAES's evaluation; (iii) priority courses, as defined by the government (pedagogy, engineering and health sector courses); and (iv) regionality—vacancies offered in the Northeast, North and Central-West regions will have priority over those offered in the South and Southeast regions.

        Finally, FNDE has presented a new payment proposal to the post-secondary institutions, coupled with their acceptance of limiting the tuition correction to 8.5%, in which the post-secondary institutions would agree not to charge any differences over the 8.5% increase imposed by the FNDE and would withdraw any lawsuit filed against the government with respect to this subject. The Brazilian government has officially delayed FIES payments to post-secondary education institutions for the first half of 2015 under the pretense of seeking to resolve whether it will make payments to institutions with tuition increases in excess of the imposed limits.

        We expect these program changes and systemic faults to have an adverse impact on us in 2015.

        All of our Brazil Higher Education Institutions (HEI) adhere to Prouni. Prouni is a federal program of tax benefits designed to increase higher education participation rates by making college more affordable.

        HEI may join Prouni by signing a term of membership valid for ten years and renewable for the same period. This term of membership shall include the number of scholarships to be offered in each program, unit and class, and a percentage of scholarships for degree programs to be given to indigenous and Afro-Brazilians. To join Prouni, an educational institution must maintain a certain relationship between the number of scholarships granted to regular paying students. The relationship

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 20. Legal and Regulatory Matters (Continued)

between the number of scholarships and regular paying students is tested annually. If this relationship is not observed during a given academic year due to the departure of students, the institution must adjust the number of scholarships in a proportional manner the following academic year.

        Prouni provides private HEI with an exemption from certain federal taxes in exchange for granting partial and full scholarships to low-income students enrolled in traditional and technology undergraduate programs. For the years ended December 31, 2014, 2013 and 2012, our HEI granted Prouni scholarships that resulted in tax credits of approximately $49,400, $34,300 and $28,400, respectively.

Note 21. Fair Value Measurement

        Fair value is defined as the price that would be received to sell an asset or paid to settle a liability in an orderly transaction between market participants at the measurement date. Accounting standards utilize a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels, which are described below:

  •
  Level 1—Quoted prices (unadjusted) for identical assets or liabilities in active markets;

  •
  Level 2—Observable inputs other than quoted prices that are either directly or indirectly observable for the asset or liability; and

  •
  Level 3—Unobservable inputs that are supported by little or no market activity.

        These levels are not necessarily an indication of the risk of liquidity associated with the financial assets or liabilities disclosed. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement, as required under ASC 820-10.

        Laureate's deferred compensation plan assets, contingent consideration and derivative instruments are its only assets and liabilities that are adjusted to fair value each reporting period.

        Deferred compensation plan assets—Laureate has a DCP that is offered to certain executive employees and members of our Board of Directors. The plan assets under the DCP primarily consist of variable universal life insurance contracts. These insurance contracts are recorded at their estimated fair value based on the trust administrator's determination of the insurance contracts' total unit value, which is based on unadjusted third-party Net Asset Value (NAV) pricing information from the underlying funds in which the insurance premiums are invested. Laureate has concluded that the fair values of these assets are based on unobservable inputs, or Level 3 assumptions.

        Contingent consideration—Certain acquisitions require the payment of contingent purchase consideration depending on whether specified future events occur or conditions are met in periods subsequent to the acquisition date. Laureate records such contingent consideration at fair value on the acquisition date with subsequent adjustments recognized in operations. The contingent consideration liability recorded at December 31, 2013 is related to the 2010 acquisition of NHU LLC. As part of that acquisition, Laureate agreed that the noncontrolling interest holder's 20% interest in NHU LLC will not be diluted as a result of any additional equity capital we invest in NHU LLC, up to a limit of $5,000. We recorded a liability for this contingent arrangement as we deemed it probable that we would

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 21. Fair Value Measurement (Continued)

make an additional capital contribution. During the year ended December 31, 2014, Laureate settled this liability as a capital contribution.

        Derivative instruments—Laureate uses derivative instruments as economic hedges for bank debt and interest rate risk. Their values are derived using valuation models commonly used for derivatives. These valuation models require a variety of inputs, including contractual terms, market prices, forward-price yield curves, notional quantities, measures of volatility and correlations of such inputs. Our valuation models also reflect measurements for credit risk. Laureate concluded that the fair values of our derivatives are based on unobservable inputs, or Level 3 assumptions. The significant unobservable input used in the fair value measurement of the Company's derivative instruments is our own credit risk. Holding other inputs constant, a significant increase (decrease) in our own credit risk would result in a significantly lower (higher) fair value measurement for the Company's derivative instruments.

        Laureate's financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2014 were as follows:

	Total	Level 1	Level 2	Level 3
Assets
Deferred compensation plan assets	$10,561	$—	$—	$10,561
Liabilities
Contingent consideration	$—	$—	$—	$—
Derivative instruments	24,255	—	—	24,255

Total liabilities	$24,255	$—	$—	$24,255

        Laureate's financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2013 were as follows:

	Total	Level 1	Level 2	Level 3
Assets
Deferred compensation plan assets	$10,227	$—	$—	$10,227
Liabilities
Contingent consideration	$1,000	$—	$—	$1,000
Derivative instruments	53,845	—	—	53,845

Total liabilities	$54,845	$—	$—	$54,845

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 21. Fair Value Measurement (Continued)

        The changes in our Level 3 instruments measured at fair value on a recurring basis for the year ended December 31, 2014 were as follows:

	Deferred Compensation Plan Assets	Contingent Consideration	Derivative Instruments	Total Level 3 Assets (Liabilities)
Balance December 31, 2013	$10,227	$(1,000)	$(53,845)	$(44,618)
Gains (losses) included in earnings:
Unrealized gains, net	570	—	29,801	30,371
Realized losses, net	—	—	(32,902)	(32,902)
Included in other comprehensive income	—	—	(733)	(733)
Purchases and settlements:
Purchases	170	—		170
Settlements	(406)	1,000	32,902	33,496
Currency Translation Adjustment	—	—	522	522

Balance December 31, 2014	$10,561	$—	$(24,255)	$(13,694)

Unrealized gains, net relating to assets and liabilities held at December 31, 2014	$570	$—	$29,801	$30,371

        The changes in our Level 3 instruments measured at fair value on a recurring basis for the year ended December 31, 2013 were as follows:

	Deferred Compensation Plan Assets	Contingent Consideration	Derivative Instruments	Total Level 3 Assets (Liabilities)
Balance December 31, 2012	$8,712	$(1,000)	$(101,173)	$(93,461)
Gains (losses) included in earnings:
Unrealized gains, net	1,855	—	44,208	46,063
Realized losses, net	—	—	(37,577)	(37,577)
Included in other comprehensive income	—	—	2,667	2,667
Purchases and settlements:
Purchases	33	—	—	33
Settlements	(373)	—	37,577	37,204
Currency Translation Adjustment	—	—	453	453

Balance December 31, 2013	$10,227	$(1,000)	$(53,845)	$(44,618)

Unrealized gains, net relating to assets and liabilities held at December 31, 2013	$1,855	$—	$44,208	$46,063

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 21. Fair Value Measurement (Continued)

        The changes in our Level 3 instruments measured at fair value on a recurring basis for the year ended December 31, 2012 were as follows:

	Deferred Compensation Plan Assets	Contingent Consideration	Derivative Instruments	Total Level 3 Assets (Liabilities)
Balance December 31, 2011	$7,102	$(1,000)	$(60,767)	$(54,665)
Gains (losses) included in earnings:
Unrealized gains (losses), net	992	—	(26,247)	(25,255)
Realized losses, net	—	—	(36,987)	(36,987)
Included in other comprehensive income	—	—	(14,168)	(14,168)
Purchases and settlements:
Purchases	998	—	—	998
Settlements	(380)	—	36,996	36,616
Currency Translation Adjustment	—	—	—	—

Balance December 31, 2012	$8,712	$(1,000)	$(101,173)	$(93,461)

Unrealized gains (losses), net relating to assets and liabilities held at December 31, 2012	$992	$—	$(26,247)	$(25,255)

        The following table presents quantitative information regarding the significant unobservable inputs utilized in the fair value measurements of the Company's assets and liabilities classified as Level 3 for the year ended December 31, 2014:

	Fair Value at December 31, 2014	Valuation Technique	Unobservable Input	Range/Input Value
Derivative instruments—cross currency and interest rate swaps	$24,255	Discounted Cash Flow	Own credit risk	5.97%

Note 22. Restructuring Costs

        During the fourth quarter of 2012, Laureate approved a plan of restructuring, which primarily included workforce reductions in order to reduce operating costs in response to challenging economic conditions and overcapacity at certain locations. The Company recorded the estimated cost of the restructuring of $20,741, which was predominately employee severance, in Direct costs in the 2012 Consolidated Statement of Operations. Of the total restructuring liability recorded during 2012, $5,542 represented one-time employee termination benefits recognized in accordance with ASC 420, "Exit or Disposal Cost Obligations," $14,385 represented contractual employee termination costs recognized in accordance with ASC 712, "Compensation—Nonretirement Postemployment Benefits," and $814 represented Other costs, such as supplemental employment taxes that are triggered by involuntary terminations in certain countries where we operate.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 22. Restructuring Costs (Continued)

        The following is a summary of the restructuring costs by reportable segment for the year ended December 31, 2012:

	LatAm	Europe	GPS	Total
Employee severance—one-time termination	$1,280	$1,131	$3,131	$5,542
Employee severance—contractual termination	13,280	1,105	—	14,385
Other costs	814	—	—	814

Total severance costs	$15,374	$2,236	$3,131	$20,741

        During the year ended December 31, 2012, there were no restructuring costs in the AMEA segment.

        The following is a rollforward of the restructuring liability from December 31, 2011 through December 31, 2012:

	Balance at December 31, 2011	Expense Recognized	Cash Payments	Currency Adjustments	Balance at December 31, 2012
Employee severance—one-time termination	$—	$5,542	$(1,205)	$47	$4,384
Employee severance—contractual termination	—	14,385	(8,854)	(137)	5,394
Other costs	—	814	(275)	26	565

Total	$—	$20,741	$(10,334)	$(64)	$10,343

        The following is a rollforward of the restructuring liability from December 31, 2012 through December 31, 2013:

	Balance at December 31, 2012	Expense Recognized	Cash Payments	Currency Adjustments	Balance at December 31, 2013
Employee severance—one-time termination	$4,384	$(282)	$(3,779)	$(8)	$315
Employee severance—contractual termination	5,394	(412)	(4,771)	(98)	113
Other costs	565	(22)	(538)	(5)	—

Total	$10,343	$(716)	$(9,088)	$(111)	$428

        The remaining liability at December 31, 2013 was paid during 2014.

Note 23. Quarterly Financial Data (Unaudited)

        The following quarterly financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the results of the interim periods.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 23. Quarterly Financial Data (Unaudited) (Continued)

Earnings per share are computed independently for each of the quarters presented. Per share amounts may not sum due to rounding. Summarized quarterly operating data were as follows:

	2014 Quarters Ended
Per share amounts in whole dollars	December 31	September 30	June 30	March 31
Revenues	$1,329,209	$968,859	$1,238,530	$878,084
Operating costs and expenses	1,208,313	1,004,490	1,001,014	901,365

Operating income (loss)	120,896	(35,631)	237,516	(23,281)
Income (loss) from continuing operations	47,632	(195,700)	109,049	(123,434)
Net (income) loss attributable to noncontrolling interests	(670)	2,270	(840)	3,402

Net income (loss) attributable to Laureate Education, Inc.	46,962	(193,430)	108,209	(120,032)
Earnings (loss) per share:
Basic and diluted net income (loss) per share attributable to common stockholders	$0.09	$(0.37)	$0.20	$(0.23)

	2013 Quarters Ended
Per share amounts in whole dollars	December 31	September 30	June 30	March 31
Revenues	$1,148,452	$850,833	$1,130,641	$783,955
Operating costs and expenses	1,012,172	860,108	898,968	821,980

Operating income (loss)	136,280	(9,275)	231,673	(38,025)
Income (loss) from continuing operations	1,389	(85,774)	134,828	(140,665)
Income from, and gain on sale of, discontinued operations, net of tax	—	—	—	5,146
Net loss (income) attributable to noncontrolling interests	3,118	4,258	(411)	8,433

Net income (loss) attributable to Laureate Education, Inc.	4,507	(81,516)	134,417	(127,086)
Earnings (loss) per share:
Income (loss) from continuing operations attributable to Laureate Education, Inc.	$—	$(0.16)	$0.25	$(0.26)
Income from discontinued operations attributable to Laureate Education, Inc.	—	—	—	0.01

Basic and diluted net income (loss) per share attributable to common stockholders	$—	$(0.16)	$0.25	$(0.25)

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 24. Other Financial Information

Accumulated Other Comprehensive Income

        Accumulated other comprehensive (loss) income (AOCI) in our Consolidated Balance Sheets includes the accumulated translation adjustments arising from translation of foreign subsidiaries' financial statements, the unrealized losses on derivatives designated as cash flow hedges, and the accumulated net gains or losses that are not recognized as components of net periodic benefit cost for our minimum pension liability. The components of these balances were as follows:

	2014			2013
December 31,	Laureate Education, Inc.	Noncontrolling Interests	Total	Laureate Education, Inc.	Noncontrolling Interests	Total
Foreign currency translation (loss) gain	$(546,190)	$1,659	$(544,531)	$(243,686)	$6,256	$(237,430)
Unrealized losses on derivatives	(18,880)	—	(18,880)	(18,147)	—	(18,147)
Minimum pension liability adjustment	(13,971)	—	(13,971)	(6,977)	—	(6,977)

Accumulated other comprehensive (loss) income	$(579,041)	$1,659	$(577,382)	$(268,810)	$6,256	$(262,554)

        Laureate reports changes in AOCI in our Consolidated Statements of Stockholders' Equity. See also Note 15, Derivative Instruments, and Note 19, Benefit Plans, for the effects of reclassifications out of AOCI into net income.

Foreign Currency Exchange of Certain Intercompany Loans

        Laureate periodically reviews its investment and cash repatriation strategies to ensure that we meet our liquidity requirements in the United States. In September 2009, we made a significant change to our cash repatriation strategy involving the use of certain intercompany loans to repatriate cash. As a result, we could no longer designate as indefinitely invested $1,562,111 and $1,746,369 of intercompany loans as of December 31, 2014 and 2013, respectively. Following the change in designation, Laureate recognized currency exchange adjustments attributable to these intercompany loans as Foreign currency exchange (loss) gain, net, of $(96,617), $(8,417) and $10,778 for the years ended December 31, 2014, 2013 and 2012, respectively.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 24. Other Financial Information (Continued)

Supplemental Schedule for Transactions with Noncontrolling Interest Holders

        Transactions with noncontrolling interest holders had the following effects on the equity attributable to Laureate:

For the years ended December 31,	2014	2013	2012
Net loss attributable to Laureate Education, Inc.	$(158,291)	$(69,678)	$(201,058)
(Decrease) increase in equity for purchases of noncontrolling interests	(4,498)	(87,970)	1,065

Change from net loss attributable to Laureate Education, Inc. and net transfers to the noncontrolling interests	$(162,789)	$(157,648)	$(199,993)

Write Off of Accounts and Notes Receivable

        During the years ended December 31, 2014, 2013 and 2012, Laureate wrote off approximately $94,000, $85,000 and $87,000, respectively, of fully reserved accounts and notes receivable that were deemed uncollectible.

Turkey—Donation

        During the fourth quarter of 2014, we recorded an operating expense of $18,000 for a donation to a foundation for an initiative supported by the Turkish government. This donation was made by our network institution in Turkey to support our ongoing operations.

Note 25. Supplemental Cash Flow Information

        Cash interest payments were $321,015, $292,766 and $274,261 for the years ended December 31, 2014, 2013 and 2012, respectively. Cash paid for the settlement of cross currency and interest rate swaps were $33,119, $38,215 and $38,170 for the years ended December 31, 2014, 2013 and 2012, respectively. Net income tax cash payments were $68,676, $95,767 and $80,189 for the years ended December 31, 2014, 2013 and 2012, respectively.

        On December 12, 2014, Laureate's Board of Directors authorized the declaration and payment of a cash distribution totaling $5,271, which represented approximately $0.01 per share of common stock, subject to shareholder approval as required by our bylaws. The cash distribution was paid from capital in excess of par value on December 31, 2014, following shareholders' approval.

        Total cash dividends paid during the year ended December 31, 2013 were $22,872. In February 2013, Laureate's Board of Directors authorized the declaration and payment of a cash distribution totaling $12,133, which represented approximately $0.023 per share of common stock, subject to shareholder approval as required by our bylaws. The cash distribution was paid from capital in excess of par value on February 27, 2013, following shareholders' approval. In August 2013, Laureate's Board of Directors authorized the declaration and payment of a cash distribution totaling $5,265, which represented approximately $0.01 per share of common stock, subject to shareholder approval as

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 25. Supplemental Cash Flow Information (Continued)

required by our bylaws. The cash distribution was paid from capital in excess of par value on August 29, 2013, following shareholders' approval. In December 2013, Laureate's Board of Directors authorized the declaration and payment of a cash distribution totaling $5,474, which represented approximately $0.01 per share of common stock, subject to shareholder approval as required by our bylaws. The cash distribution was paid from capital in excess of par value on December 30, 2013, following shareholders' approval.

        On January 27, 2012, Laureate's Board of Directors declared a cash distribution totaling $12,063, which represents approximately $0.024 per share of common stock, to our stockholders of record as of January 27, 2012. The distribution represents a liquidating dividend paid from capital in excess of par value. Also in 2012, we paid dividends to the former noncontrolling interest holders of Plansi in the amount of $3,112.

        In November 2012, we received $29,138 of interest paid by the lenders on issuance of the Senior Notes due 2019, in order to match the timing of the semi-annual interest payment dates of the Senior Notes due 2019. This amount was disbursed to the lenders at the interest payment date of March 1, 2013.

Note 26. Guarantor and Non-Guarantor Financial Information

        As discussed in Note 10, Debt, Laureate Education, Inc. (the Issuer) issued $1,400,000 aggregate principal amount of 9.250% Senior Notes due 2019 (the Senior Notes due 2019). The Senior Notes due 2019 are fully and unconditionally guaranteed, jointly and severally, on an unsecured senior basis, by each of Laureate's wholly owned domestic subsidiaries that guarantee Laureate's obligations under the Senior Secured Credit Facility. The following financial statement information is provided for such Guarantor/Non-Guarantor Subsidiaries, to satisfy the disclosure requirements of Rule 3-10 of Regulation S-X.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 26. Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Operations

For the year ended December 31, 2014

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$44,828	$1,723	$4,412,059	$(43,928)	$4,414,682
Costs and expenses:
Direct costs	82,233	4,525	3,795,349	(43,928)	3,838,179
General and administrative expenses	146,198	21	4,996	—	151,215
Loss on impairment of assets	—	—	125,788	—	125,788

Operating (loss) income	(183,603)	(2,823)	485,926	—	299,500
Interest income	5,417	58,454	21,190	(63,239)	21,822
Interest expense	(283,094)	(2,937)	(162,962)	63,239	(385,754)
Loss on debt extinguishment	—	—	(22,984)	—	(22,984)
Gain (loss) on derivatives	226	—	(3,327)	—	(3,101)
Other (expense) income, net	(484)	1,000	(1,700)	—	(1,184)
Foreign currency exchange loss, net	(998)	(58,347)	(50,625)	—	(109,970)

(Loss) income from continuing operations before income taxes and equity in net income (loss) of affiliates	(462,536)	(4,653)	265,518	—	(201,671)
Income tax benefit (expense)	92,002	(21,022)	(31,920)	—	39,060
Equity in net income (loss) of affiliates, net of tax	212,243	109,228	158	(321,471)	158

Net (loss) income	(158,291)	83,553	233,756	(321,471)	(162,453)
Net loss attributable to noncontrolling interests	—	—	4,162	—	4,162

Net (loss) income attributable to Laureate Education, Inc.	$(158,291)	$83,553	$237,918	$(321,471)	$(158,291)

Comprehensive (loss) income	$(159,025)	$83,553	$(80,338)	$(321,471)	$(477,281)
Net comprehensive income attributable to noncontrolling interests	—	—	(8,759)	—	(8,759)

Comprehensive (loss) income attributable to Laureate Education, Inc.	$(159,025)	$83,553	$(89,097)	$(321,471)	$(486,040)

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 26. Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Operations

For the year ended December 31, 2013

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$33,868	$5,414	$3,907,519	$(32,920)	$3,913,881
Costs and expenses:
Direct costs	12,724	4,380	3,434,265	(32,920)	3,418,449
General and administrative expenses	134,590	16	6,591	—	141,197
Loss on impairment of assets	—	—	33,582	—	33,582

Operating (loss) income	(113,446)	1,018	433,081	—	320,653
Interest income	5,308	52,527	21,200	(57,230)	21,805
Interest expense	(272,225)	(342)	(134,859)	57,230	(350,196)
Loss on debt extinguishment	(1,361)	—	—	—	(1,361)
Gain on derivatives	4,509	—	2,122	—	6,631
Other income, net	80	—	7,419	—	7,499
Foreign currency exchange gain (loss), net	486	20,084	(23,672)	—	(3,102)

(Loss) income from continuing operations before income taxes and equity in net income (loss) of affiliates	(376,649)	73,287	305,291	—	1,929
Income tax benefit (expense)	93,056	(18,606)	(165,696)	—	(91,246)
Equity in net income (loss) of affiliates net of tax	213,915	83,815	(904)	(297,731)	(905)

(Loss) income from continuing operations	(69,678)	138,496	138,691	(297,731)	(90,222)
Income from discontinued operations, net of tax of $0	—	—	796	—	796
Gain on sale of discontinued operations, net of tax of $1,864	—	—	4,350	—	4,350

Net (loss) income	(69,678)	138,496	143,837	(297,731)	(85,076)
Net loss attributable to noncontrolling interests	—	—	15,398	—	15,398

Net (loss) income attributable to Laureate Education, Inc.	$(69,678)	$138,496	$159,235	$(297,731)	$(69,678)

Comprehensive (loss) income	$(67,011)	$138,496	$(47,167)	$(297,731)	$(273,413)
Net comprehensive loss attributable to noncontrolling interests	—	—	16,936	—	16,936

Comprehensive (loss) income attributable to Laureate Education, Inc.	$(67,011)	$138,496	$(30,231)	$(297,731)	$(256,477)

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 26. Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Operations

For the year ended December 31, 2012

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$36,200	$5,364	$3,561,632	$(36,079)	$3,567,117
Costs and expenses:
Direct costs	75,466	4,315	3,104,828	(36,079)	3,148,530
General and administrative expenses	107,101	21	2,956	—	110,078
Loss on impairment of assets	—	—	58,329	—	58,329

Operating (loss) income	(146,367)	1,028	395,519	—	250,180
Interest income	7,486	42,808	19,245	(50,072)	19,467
Interest expense	(243,812)	—	(113,988)	50,072	(307,728)
Loss on debt extinguishment	(4,291)	—	(130)	—	(4,421)
(Loss) gain on derivatives	(64,123)	—	889	—	(63,234)
Gain (loss) from regulatory changes	9,896	—	(53,612)	—	(43,716)
Other expense, net	—	(415)	(5,118)	—	(5,533)
Foreign currency exchange gain, net	1,874	7,063	5,464	—	14,401

(Loss) income from continuing operations before income taxes and equity in net income (loss) of affiliates	(439,337)	50,484	248,269	—	(140,584)
Income tax benefit (expense)	82,187	(17,103)	(133,145)	—	(68,061)
Equity in net income (loss) of affiliates net of tax	156,092	74,751	(8,702)	(230,843)	(8,702)

Net (loss) income from continued operations	(201,058)	108,132	106,422	(230,843)	(217,347)
Income from discontinued operations, net of tax of $787	—	—	4,384	—	4,384
Gain on sale of discontinued operations, net of tax of $179	—	—	3,308	—	3,308

Net (loss) income	(201,058)	108,132	114,114	(230,843)	(209,655)
Net loss attributable to noncontrolling interests	—	—	8,597	—	8,597

Net (loss) income attributable to Laureate Education, Inc.	$(201,058)	$108,132	$122,711	$(230,843)	$(201,058)

Comprehensive (loss) income	$(215,227)	$108,132	$196,990	$(230,843)	$(140,948)
Net comprehensive loss attributable to noncontrolling interests	—	—	10,983	—	10,983

Comprehensive (loss) income attributable to Laureate Education, Inc.	$(215,227)	$108,132	$207,973	$(230,843)	$(129,965)

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 26. Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheet

December 31, 2014

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$5,623	$3,053	$452,908	$—	$461,584
Restricted cash	95,700	—	53,738	—	149,438
Receivables:
Accounts and notes receivable	161	—	452,348	—	452,509
Other receivables	1,747	—	38,492	—	40,239
Related party receivables	3,306	3	10,434	—	13,743
Allowance for doubtful accounts	(439)	—	(164,325)	—	(164,764)

Receivables, net	4,775	3	336,949	—	341,727
Inventory	—	—	1,828	—	1,828
Deferred income taxes	535	—	95,300	—	95,835
Income tax receivable	—	—	10,595	—	10,595
Current intercompany receivables	839,915	324,456	1,228,799	(2,393,170)	—
Prepaid expenses and other current assets	7,157	158	85,116	—	92,431

Total current assets	953,705	327,670	2,265,233	(2,393,170)	1,153,438
Notes receivable, net	—	—	13,728	—	13,728
Long-term intercompany receivables	116,610	1,239,636	395,034	(1,751,280)	—
Property and equipment:
Land	—	—	470,993	—	470,993
Buildings	—	251	1,340,082	—	1,340,333
Furniture, computer equipment and software	56,454	—	1,105,438	—	1,161,892
Leasehold improvements	9,526	—	381,909	—	391,435
Construction in-progress	6,699	2,710	112,569	—	121,978
Accumulated depreciation and amortization	(27,622)	—	(944,690)	—	(972,312)

Property and equipment, net	45,057	2,961	2,466,301	—	2,514,319
Land use rights, net	—	—	53,992	—	53,992
Goodwill	—	—	2,469,795	—	2,469,795
Other intangible assets:
Tradenames	—	—	1,461,762	—	1,461,762
Other intangible assets, net	—	—	93,064	—	93,064
Deferred costs, net	75,721	35	63,832	—	139,588
Deferred income taxes	14,564	—	73,177	—	87,741
Investment in intercompany affiliate	5,061,179	1,176,804	1,312,552	(7,550,535)	—
Other assets	28,053	324	280,558	—	308,935
Long-term assets held for sale	—	—	141,856	—	141,856

Total assets	$6,294,889	$2,747,430	$11,090,884	$(11,694,985)	$8,438,218

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$8,599	$1,897	$96,889	$—	$107,385
Accrued expenses	108,204	817	283,067	—	392,088
Accrued compensation and benefits	50,040	65	202,028	—	252,133
Deferred revenue and student deposits	—	—	471,755	—	471,755
Current portion of long-term debt	19,053	—	214,233	—	233,286
Current portion of due to shareholders of acquired companies	—	—	26,048	—	26,048
Deferred compensation	82,165	—	—	—	82,165
Income taxes payable	261	—	41,737	—	41,998
Deferred income taxes	535	—	21,433	—	21,968
Current intercompany payables	1,062,733	221,771	1,108,666	(2,393,170)	—
Other current liabilities	—	54	40,435		40,489

Total current liabilities	1,331,590	224,604	2,506,291	(2,393,170)	1,669,315
Long-term debt, less current portion	3,452,843	251	880,487	—	4,333,581
Long-term intercompany payables	367,478	27,812	1,355,990	(1,751,280)	—
Due to shareholders of acquired companies, less current portion	—	14,000	208,013	—	222,013
Deferred compensation	33,410	—	—	—	33,410
Income taxes payable	30,830	—	124,898	—	155,728
Deferred income taxes	12,027	11,345	546,992	—	570,364
Derivative instruments	18,880	—	5,375	—	24,255
Other long-term liabilities	29,045	—	300,083	—	329,128

Total liabilities	5,276,103	278,012	5,928,129	(4,144,450)	7,337,794
Redeemable noncontrolling interest and equity	1,718	—	42,158	—	43,876
Total Laureate Education, Inc. stockholders' equity	1,017,068	2,469,418	5,081,117	(7,550,535)	1,017,068
Noncontrolling interests	—	—	39,480	—	39,480

Total stockholders' equity:	1,017,068	2,469,418	5,120,597	(7,550,535)	1,056,548

Total liabilities and stockholders' equity	$6,294,889	$2,747,430	$11,090,884	$(11,694,985)	$8,438,218

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 26. Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheet

December 31, 2013

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$29,441	$4,466	$525,993	$—	$559,900
Restricted cash	91,001	2,800	268,031	—	361,832
Receivables:
Accounts and notes receivable	60	307	420,020	—	420,387
Other receivables	1,566	—	33,134	—	34,700
Related party receivables	4,874	—	13,028	—	17,902
Allowance for doubtful accounts	(752)	(26)	(152,641)	—	(153,419)

Receivables, net	5,748	281	313,541	—	319,570
Inventory	—	—	3,360	—	3,360
Deferred income taxes	5,023	—	74,000	—	79,023
Income tax receivable	132	—	14,367	—	14,499
Current intercompany receivables	515,536	382,069	891,151	(1,788,756)	—
Prepaid expenses and other current assets	6,315	150	45,745	—	52,210
Current assets held for sale	—	—	318	—	318

Total current assets	653,196	389,766	2,136,506	(1,788,756)	1,390,712
Notes receivable, net	—	1,739	19,580	—	21,319
Long-term intercompany receivables	142,038	1,238,171	200,917	(1,581,126)	—
Property and equipment:	—	—	—		—
Land	—	—	553,577	—	553,577
Buildings	—	—	1,381,646	—	1,381,646
Furniture, computer equipment and software	38,686	2,009	1,006,079	—	1,046,774
Leasehold improvements	9,749	57	369,212	—	379,018
Construction in-progress	17,166	—	118,544	—	135,710
Accumulated depreciation and amortization	(17,530)	(1,427)	(821,042)	—	(839,999)

Property and equipment, net	48,071	639	2,608,016	—	2,656,726
Land use rights, net	—	—	59,633	—	59,633
Goodwill	—	—	2,376,678	—	2,376,678
Other intangible assets:	—	—	—		—
Tradenames and accreditations	—	—	1,519,737	—	1,519,737
Other intangible assets, net	—	—	29,973	—	29,973
Deferred costs, net	95,184	1,470	66,455	—	163,109
Deferred income taxes	55	—	41,931	—	41,986
Investment in intercompany affiliate	5,219,984	1,147,052	1,238,089	(7,605,125)	—
Other assets	29,476	274	161,160	—	190,910
Long-term assets held for sale	—	—	4,297	—	4,297

Total assets	$6,188,004	$2,779,111	$10,462,972	$(10,975,007)	$8,455,080

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$9,202	$2,816	$112,270	$—	$124,288
Accrued expenses	88,745	844	264,841	—	354,430
Accrued compensation and benefits	41,230	91	155,454	—	196,775
Deferred revenue	—	—	474,855	—	474,855
Current portion of long-term debt	19,103	—	201,368	—	220,471
Current portion of due to shareholders of acquired companies	—	4,029	36,191	—	40,220
Current portion of deferred compensation	81,000	—	—	—	81,000
Income tax payable	280	—	16,793	—	17,073
Deferred income taxes	7,897	—	8,957	—	16,854
Derivative instruments	33,148	—	—	—	33,148
Current intercompany payables	776,053	259,620	753,083	(1,788,756)	—
Other current liabilities	—	1	37,114	—	37,115
Current liabilities held for sale	—	—	175	—	175

Total current liabilities	1,056,658	267,401	2,061,101	(1,788,756)	1,596,404
Long-term debt, less current portion	3,318,682	—	800,288	—	4,118,970
Long-term intercompany payables	162,266	38,656	1,380,204	(1,581,126)	—
Due to shareholders of acquired companies, less current portion	—	14,000	106,205	—	120,205
Deferred compensation	107,394	—	—	—	107,394
Income tax payable	28,922	—	102,471	—	131,393
Deferred income taxes	2,526	5,587	588,405	—	596,518
Derivative instruments	18,147	—	2,550	—	20,697
Other long-term liabilities	26,305	—	185,892	—	212,197

Total liabilities	4,720,900	325,644	5,227,116	(3,369,882)	6,903,778
Redeemable noncontrolling interests and equity	1,349	—	40,816	—	42,165
Stockholders' equity:
Total Laureate Education, Inc. stockholders' equity	1,465,755	2,453,467	5,151,658	(7,605,125)	1,465,755
Noncontrolling interests	—	—	43,382	—	43,382

Total stockholders' equity	1,465,755	2,453,467	5,195,040	(7,605,125)	1,509,137

Total liabilities and stockholders' equity	$6,188,004	$2,779,111	$10,462,972	$(10,975,007)	$8,455,080

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 26. Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2014

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net cash (used in) provided by operating activities	$(857,501)	$148,771	$1,127,886	$(150,000)	$269,156

Cash flows from investing activities
Purchase of property and equipment	(23,083)	(2,045)	(391,618)	—	(416,746)
Expenditures for deferred costs	(3,281)	463	(16,854)	—	(19,672)
Receipts from sale of subsidiary and property and equipment	527	—	4,038	—	4,565
Business acquisitions, net of cash acquired	—	—	(287,945)	—	(287,945)
Intercompany capital contributions	(8,673)	(62,589)	—	71,262	—
Repayments from (loans to) parent/subsidiaries	12,801	(3,759)	(540,116)	531,074	—
Payments from related parties	220	2,000	525	—	2,745
Change in restricted cash	(4,699)	2,801	226,322	—	224,424
Proceeds from sale or maturity of available-for-sale securities, net	—	—	3,448	—	3,448

Net cash (used in) provided by investing activities	(26,188)	(63,129)	(1,002,200)	602,336	(489,181)

Cash flows from financing activities
Proceeds from issuance of long-term debt	305,342	—	284,134	—	589,476
Payments on long-term debt	(174,102)	—	(183,984)	—	(358,086)
Payments of deferred purchase price for acquisitions, net	—	(3,029)	(38,023)	—	(41,052)
Payments to purchase noncontrolling interests	—	—	(9,567)	—	(9,567)
Intercompany capital contributions	—	3,873	67,389	(71,262)	—
(Payments) receipts of dividends	(5,271)	(75,000)	(76,255)	150,000	(6,526)
Loans from (repayments to) parent/subsidiaries	735,054	(12,801)	(191,179)	(531,074)	—
Proceeds from exercise of stock options	964	—	—	—	964
Withholding of shares to satisfy minimum employee tax withholding for vested stock awards and exercised stock options	(2,240)	—	—	—	(2,240)
Payments of debt issuance costs and modification fees	—	—	(3,282)	—	(3,282)
Noncontrolling interests holder's loan to subsidiaries	—	—	4,754	—	4,754
Distributions to noncontrolling interest holders of subsidiaries	—	—	(1,855)	—	(1,855)

Net cash provided by (used in) financing activities	859,747	(86,957)	(147,868)	(452,336)	172,586

Effects of exchange rate changes on cash	124	(98)	(50,903)	—	(50,877)
Net change in cash and cash equivalents	(23,818)	(1,413)	(73,085)	—	(98,316)
Cash and cash equivalents at beginning of period	29,441	4,466	525,993	—	559,900

Cash and cash equivalents at end of period	$5,623	$3,053	$452,908	$—	$461,584

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 26. Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2013

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net cash (used in) provided by operating activities	$(241,879)	$112,984	$606,636	$(200,539)	$277,202

Cash flows from investing activities
Purchase of property and equipment	(15,420)	(23)	(485,443)	—	(500,886)
Expenditures for deferred costs	(963)	(634)	(17,048)	—	(18,645)
Receipts from sale of property and equipment	—	—	66,960	—	66,960
Business acquisitions, net of cash acquired	—	17,029	(194,579)	—	(177,550)
Payments of contingent consideration for acquisitions	—	—	(5,674)	—	(5,674)
Intercompany capital contributions	(287,381)	(90,026)	—	377,407	—
(Loans to) repayments from parent/subsidiaries	(9,334)	(257,931)	(33,400)	300,665	—
Investment in affiliate	(5,002)	—	(3,787)	—	(8,789)
Payments to related parties, net	(2,028)	(2,000)	(4,696)	—	(8,724)
Change in restricted cash	(4,932)	(2,800)	(228,043)	—	(235,775)

Net cash (used in) provided by investing activities	(325,060)	(336,385)	(905,710)	678,072	(889,083)

Cash flows from financing activities
Proceeds from issuance of long-term debt	989,800	—	314,727	—	1,304,527
Payments on long-term debt	(447,767)	—	(196,358)	—	(644,125)
Payments of deferred purchase price for acquisitions, net	—	—	(30,544)	—	(30,544)
Payments to purchase noncontrolling interests	—	—	(15,950)	—	(15,950)
Capital contributions from parent	—	—	13,568	—	13,568
Payments of dividends	(22,872)	(103,189)	(97,350)	200,539	(22,872)
Proceeds from exercise of stock options	199,720	—	—	—	199,720
Intercompany capital contributions	—	287,381	90,026	(377,407)	—
(Payments to) loans from parent/subsidiaries	(88,447)	38,423	350,689	(300,665)	—
Withholding of shares to satisfy minimum employee tax withholding for vested restricted stock	(1,970)	—	—	—	(1,970)
Payments of debt issuance cost and modification fees	(26,110)	—	(4,508)	—	(30,618)
Interest paid by (to) lenders on issuance of the Senior Notes due 2019	(29,138)	—	—	—	(29,138)
Noncontrolling interests' loan to subsidiaries	—	—	2,393	—	2,393
Capital contributions from noncontrolling interest holders of subsidiaries	—	—	11,672	—	11,672

Net cash provided by (used in) financing activities	573,216	222,615	438,365	(477,533)	756,663

Cash flows from discontinued operations
Net cash provided by operating activities of discontinued operations	—	—	344	—	344

Net cash provided by discontinued operations	—	—	344	—	344

Effects of exchange rate changes on cash	(2)	—	(12,529)	—	(12,531)
Net change in cash and cash equivalents	6,275	(786)	127,106	—	132,595
Cash and cash equivalents at beginning of period	23,166	5,252	398,887	—	427,305

Cash and cash equivalents at end of period	$29,441	$4,466	$525,993	$—	$559,900

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 26. Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2012

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net cash (used in) provided by operating activities	$(158,948)	$(151,045)	$555,646	$—	$245,653

Cash flows from investing activities
Purchase of property and equipment	(24,742)	(2)	(408,291)	—	(433,035)
Expenditures for deferred costs	(914)	(178)	(22,926)	—	(24,018)
Receipts from sale of property and equipment	—	—	44,096	—	44,096
Business acquisitions, net of cash acquired	—	—	203	—	203
Intercompany capital contributions	(179,250)	—	(167,164)	346,414	—
Payments from (loans to) parent/subsidiaries	62,383	(10,883)	(76,659)	25,159	—
Investment in affiliate	—	—	(14,280)	—	(14,280)
Payments to related parties, net	—	—	(525)	—	(525)
Change in restricted cash	(7,591)	—	(18,597)	—	(26,188)

Net cash (provided by) used in investing activities	(150,114)	(11,063)	(664,143)	371,573	(453,747)

Cash flows from financing activities
Proceeds from issuance of long-term debt	1,561,047	—	324,453	—	1,885,500
Payments on long-term debt	(1,409,102)	—	(226,224)	—	(1,635,326)
Payments of deferred purchase price for acquisitions, net	—	—	(38,538)	—	(38,538)
Payments to purchase noncontrolling interests	—	—	(80,336)	—	(80,336)
Capital contributions from parent	—	—	20,596	—	20,596
Payments of dividends	(12,068)	—	(3,493)	—	(15,561)
Intercompany capital contributions	—	167,164	179,250	(346,414)	—
Intercompany loans from/(payments to) parent/subsidiaries	201,741	—	(176,582)	(25,159)	—
Proceeds from exercise of stock options	1,104	—	—	—	1,104
Payments to repurchase common stock	(254)	—	—	—	(254)
Withholding of shares to satisfy minimum employee tax withholding for vested restricted stock	(916)	—	—	—	(916)
Payments of debt issuance cost and modification fees	(54,104)	—	(2,454)	—	(56,558)
Interest paid by (to) lenders on issuance of the Senior Notes due 2019	29,138	—	—	—	29,138
Noncontrolling interests' loan to subsidiaries	—	—	6,287	—	6,287
Capital contributions from noncontrolling interest holders of subsidiaries	—	—	9,689	—	9,689

Net cash provided by (used in) financing activities	316,586	167,164	12,648	(371,573)	124,825

Cash flows from discontinued operations
Net cash used in operating activities of discontinued operations	—	—	(6,190)	—	(6,190)
Net cash used in investing activities of discontinued operations	—	—	(149)	—	(149)

Net cash used in discontinued operations	—	—	(6,339)	—	(6,339)

Effects of exchange rate changes on cash	—	—	2,712	—	2,712
Net change in cash and cash equivalents	7,524	5,056	(99,476)	—	(86,896)
Net change in cash included in current assets held for sale	—	—	3,152	—	3,152
Cash and cash equivalents at beginning of period	15,642	192	495,215	—	511,049

Cash and cash equivalents at end of period	$23,166	$5,248	$398,891	$—	$427,305

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars and shares in thousands)

Note 27. Subsequent Events

        We have evaluated events occurring subsequent to our balance sheet date through October 1, 2015, which is the date that these Consolidated Financial Statements were issued. Certain subsequent events are discussed elsewhere in the Consolidated Financial Statements where relevant.

Put Right on Share-Based Awards Granted to Executive

        During the first quarter of 2015, the Company and an executive entered into an agreement whereby this executive was granted certain put rights on his share-based awards once they become vested. The put right becomes exercisable in 2018 if certain events have not occurred by that time. As a result, we reclassified approximately $5,900 from permanent equity to temporary equity for equity awards relating to approximately 3,021 shares of common stock that are contingently redeemable.

STA Audit of ICE Holding Company Structure

        As discussed in Note 16, Income Taxes, we are currently appealing an assessment that was issued by the STA following their audits of ICE, our Spanish holding company. During the quarter ended June 30, 2015, the Company reassessed its position regarding the ICE tax audit matters as a result of recent adverse decisions from the Spanish Supreme Court and Spanish National Court on cases for taxpayers with similar facts, and determined that it could no longer support a more-likely-than-not position. As a result, during the second quarter of 2015, the Company recorded a provision totaling EUR 37,610 (approximately US $42,100) for the period from January 1, 2006 through June 30, 2015. The Company plans to continue the appeals process for the periods already audited and assessed.

Acquisition of Australian Institution

        In July 2015, our AMEA segment acquired the assets and the business of an institution in Australia for a cash purchase price of AUD 600 (US $463 at June 30, 2015), plus debt assumed of AUD 1,000 (US $772 at June 30, 2015). We accounted for this as a business combination. Payment of the debt is expected to be made in two installments of AUD 500 each (US $385 at June 30, 2015), in January 2016 and January 2017.

Extension of Revolving Line of Credit Facility

        On July 7, 2015, we amended our Senior Secured Credit Facility, in order to extend the maturity date of our $350,000 revolving line of credit facility from June 2016 to March 2018. As a result of this amendment, during the third quarter of 2015 we wrote off approximately $300 of unamortized debt issuance costs associated with the old revolver as Loss on debt extinguishment, related to several of the original creditors who did not participate in the new revolver. In addition, in July 2015 we paid approximately $11,300 in debt issuance costs related to the modification. The debt issuance costs that were paid in connection with the modification were capitalized and will be amortized through interest expense over the extended term of the revolver.

Deferred Compensation Arrangement Payment Extension

        The participants in the deferred compensation arrangement discussed in Note 14, Share-based Compensation, have agreed to extend the payment due on September 17, 2015, the first anniversary of the Distribution Date, for 30 days in order to agree with the Company on a form of payment that we believe more closely aligns with the long-term interests of the Company and our securityholders.

LAUREATE EDUCATION, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

IN THOUSANDS

For the nine months ended September 30,	2015	2014
	(Unaudited)	(Unaudited)
Revenues	$3,141,156	$3,085,473
Costs and expenses:
Direct costs	2,795,027	2,789,469
General and administrative expenses	134,103	100,946
Loss on impairment of assets	—	16,454

Operating income	212,026	178,604
Interest income	9,924	19,344
Interest expense	(300,145)	(279,118)
Loss on debt extinguishment	(1,263)	—
Loss on derivatives	(2,618)	(2,020)
Other income (expense), net	1,268	(73)
Foreign currency exchange loss, net	(139,416)	(72,293)

Loss from continuing operations before income taxes and equity in net income (loss) of affiliates	(220,224)	(155,556)
Income tax expense	(81,587)	(54,402)
Equity in net income (loss) of affiliates, net of tax	2,106	(127)

Net loss	(299,705)	(210,085)
Net loss attributable to noncontrolling interests	124	4,832

Net loss attributable to Laureate Education, Inc.	$(299,581)	$(205,253)

Basic and diluted loss per share:	$(0.57)	$(0.40)

The accompanying notes are an integral part of these consolidated financial statements.

LAUREATE EDUCATION, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

IN THOUSANDS

For the nine months ended September 30,	2015	2014
	(Unaudited)	(Unaudited)
Net loss	$(299,705)	$(210,085)
Other comprehensive (loss) income:
Foreign currency translation adjustment, net of tax of $0 for both periods	(363,250)	(152,779)
Unrealized gain (loss) on derivative instruments, net of tax of $0 for both periods	2,850	(1,212)
Minimum pension liability adjustment, net of tax of $0	198	(760)

Total other comprehensive loss	(360,202)	(154,751)

Comprehensive loss	(659,907)	(364,836)
Net comprehensive loss attributable to noncontrolling interests	3,428	8,657

Comprehensive loss attributable to Laureate Education, Inc.	$(656,479)	$(356,179)

The accompanying notes are an integral part of these consolidated financial statements.

LAUREATE EDUCATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

IN THOUSANDS, except per share amounts

	September 30, 2015	December 31, 2014
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents (includes VIE amounts of $167,346 and $122,712, see Note 3)	$618,390	$461,584
Restricted cash	147,690	149,438
Receivables:
Accounts and notes receivable	661,851	452,509
Other receivables	35,099	40,239
Related party receivables	9,783	13,743
Allowance for doubtful accounts	(161,696)	(164,764)

Receivables, net	545,037	341,727
Inventory	1,370	1,828
Deferred income taxes	63,222	95,835
Income tax receivable	22,104	10,595
Prepaid expenses and other current assets	100,743	92,431

Total current assets (includes VIE amounts of $429,510 and $315,579, see Note 3)	1,498,556	1,153,438
Notes receivable, net	10,879	13,728
Property and equipment:
Land	421,296	470,993
Buildings	1,289,751	1,340,333
Furniture, computer equipment and software	1,110,790	1,161,892
Leasehold improvements	377,130	391,435
Construction in-progress	89,092	121,978
Accumulated depreciation and amortization	(1,017,032)	(972,312)

Property and equipment, net	2,271,027	2,514,319
Land use rights, net	51,450	53,992
Goodwill	2,125,846	2,469,795
Other intangible assets:
Tradenames and accreditations	1,363,515	1,461,762
Other intangible assets, net	57,593	93,064
Deferred costs, net	129,067	139,588
Deferred income taxes	103,095	87,741
Other assets	234,959	308,935
Long-term assets held for sale	—	141,856

Total assets (includes VIE amounts of $1,476,293 and $1,451,352, see Note 3)	$7,845,987	$8,438,218

The accompanying notes are an integral part of these consolidated financial statements.

LAUREATE EDUCATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

IN THOUSANDS, except per share amounts

	September 30, 2015	December 31, 2014
	(Unaudited)
Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$104,959	$107,385
Accrued expenses	347,868	392,088
Accrued compensation and benefits	249,064	252,133
Deferred revenue and student deposits	813,071	471,755
Current portion of long-term debt	153,098	233,286
Current portion of due to shareholders of acquired companies	21,130	26,048
Deferred compensation	103,371	82,165
Income taxes payable	48,751	41,998
Deferred income taxes	28,374	21,968
Other current liabilities	42,184	40,489

Total current liabilities (includes VIE amounts of $472,953 and $388,588, see Note 3)	1,911,870	1,669,315
Long-term debt, less current portion	4,325,564	4,333,581
Due to shareholders of acquired companies, less current portion	163,132	222,013
Deferred compensation	14,701	33,410
Income taxes payable	175,864	155,728
Deferred income taxes	483,958	570,364
Derivative instruments	22,633	24,255
Other long-term liabilities	300,406	329,128

Total liabilities (includes VIE amounts of $602,213 and $507,122, see Note 3)	7,398,128	7,337,794
Redeemable noncontrolling interests and equity	49,142	43,876
Stockholders' equity:
Preferred stock, par value $.001 per share—authorized 50,000 shares, no shares issued and outstanding as of September 30, 2015 and December 31, 2014	—	—
Common stock, par value $.001 per share—authorized 700,000 shares, issued and outstanding shares of 531,765 and 531,894 as of September 30, 2015 and December 31, 2014, respectively	532	532
Additional paid-in capital	2,697,222	2,688,877
Accumulated deficit	(1,392,881)	(1,093,300)
Accumulated other comprehensive loss	(935,497)	(579,041)

Total Laureate Education, Inc. stockholders' equity	369,376	1,017,068
Noncontrolling interests	29,341	39,480

Total stockholders' equity	398,717	1,056,548

Total liabilities and stockholders' equity	$7,845,987	$8,438,218

The accompanying notes are an integral part of these consolidated financial statements.

LAUREATE EDUCATION, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

IN THOUSANDS

For the nine months ended September 30,	2015	2014
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(299,705)	$(210,085)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	209,390	210,956
Loss on impairment of assets	—	16,454
(Gain) loss on sale of subsidiary and disposal of property and equipment	(2,771)	6,314
Loss (gain) on derivative instruments	2,125	(30,834)
Non-cash loss on debt extinguishment	331	—
Non-cash interest expense	45,427	36,922
Non-cash share-based compensation expense	27,222	36,801
Bad debt expense	78,552	75,019
Deferred income taxes	(45,198)	20,220
Unrealized foreign currency exchange loss	120,991	68,252
Non-cash gain from non-income tax contingencies	(192)	(3,690)
Other, net	(2,895)	3,633
Changes in operating assets and liabilities:
Restricted cash	(4,153)	(4,023)
Receivables	(360,572)	(337,162)
Inventory, prepaid expenses and other assets	(25,015)	(35,443)
Accounts payable and accrued expenses	7,205	(105,668)
Income tax receivable/payable, net	39,273	(7,466)
Deferred revenue and other liabilities	430,280	489,903

Net cash provided by operating activities	220,295	230,103

Cash flows from investing activities
Purchase of property and equipment	(216,813)	(281,112)
Purchase of land use rights	(983)	—
Expenditures for deferred costs	(14,530)	(14,393)
Receipts from sale of property and equipment	188,944	1,089
Property insurance recoveries	2,198	—
Business acquisitions, net of cash acquired	(6,705)	(277,614)
Proceeds from investments in affiliates	5,003	—
Payments to related parties	(1,139)	(5,395)
Change in restricted cash	1,315	221,177
Proceeds from sale or maturity of available-for-sale securities, net	1,386	4,693

Net cash used in investing activities	(41,324)	(351,555)

Cash flows from financing activities
Proceeds from issuance of long-term debt	336,431	458,419
Payments on long-term debt	(283,016)	(298,680)
Payments of deferred purchase price for acquisitions	(20,439)	(32,717)
Payments to purchase noncontrolling interests	(5,351)	(3,357)
Payments of dividends	(450)	(444)
Proceeds from exercise of stock options	204	459
Withholding of shares to satisfy minimum employee tax withholding for vested stock awards and exercised stock options	(3,367)	(2,117)
Distributions to noncontrolling interest	(2,016)	—
Capital contribution from noncontrolling interest	469	406
Payments of debt issuance costs and modification fees	(12,139)	(203)
Noncontrolling interest holder's loan to subsidiaries	1,730	3,400

Net cash provided by financing activities	12,056	125,166

Effects of exchange rate changes on cash	(34,221)	(37,100)
Net change in cash and cash equivalents	156,806	(33,386)
Cash and cash equivalents at beginning of period	461,584	559,900

Cash and cash equivalents at end of period	$618,390	$526,514

The accompanying notes are an integral part of these consolidated financial statements.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

(Dollars and shares in thousands)

Note 1. Description of Business

        Laureate Education, Inc. and subsidiaries (hereinafter Laureate, we, us, our, or the Company) provide higher education programs and services to students through an international network of licensed universities and higher education institutions (institutions). We are a subsidiary of Wengen Alberta, Limited Partnership (Wengen), an Alberta limited partnership, which acquired Laureate on August 17, 2007 through a merger using leveraged buyout financing (the LBO). In December 2013, Laureate Asia, an entity that was formed by Wengen in 2008 to provide higher education programs and services to students through a network of licensed institutions in Asia, was combined into Laureate following approval by the boards of directors of Wengen and Laureate.

        Laureate's programs are provided through institutions that are campus-based and internet-based, or through electronically distributed educational programs (online). Our educational offerings are delivered through four operating segments: Latin America (LatAm), Europe (Europe), Asia, Middle East & Africa (AMEA), and Global Products and Services (GPS). LatAm has locations in Brazil, Chile, Costa Rica, Honduras, Mexico, Panama and Peru and has contractual relationships with a licensed institution in Ecuador. Europe has locations in Cyprus, France, Germany, Morocco, Portugal, Spain and Turkey. The AMEA segment consists of campus-based institutions with operations in Australia, China, India, Malaysia, South Africa and Thailand. AMEA also manages 11 licensed institutions in the Kingdom of Saudi Arabia and manages one additional institution in China through a joint venture arrangement. The GPS segment includes fully online degree programs in the United States offered through Walden University, LLC, which is a U.S.-based accredited institution, and through the University of Liverpool and the University of Roehampton in the United Kingdom. GPS also includes campus-based institutions located in Italy, New Zealand, Spain, Switzerland, the United Kingdom and the United States. The GPS segment also manages one hospitality and culinary institution in China and one hospitality and culinary institution in Jordan through joint venture and other contractual arrangements.

        The accompanying unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) for interim financial information. In our opinion, these financial statements include all adjustments considered necessary to present a fair statement of our consolidated results of operations, financial position and cash flows. Operating results for any interim period are not necessarily indicative of the results that may be expected for the full year. Preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and footnotes. Actual results could differ from those estimates. These unaudited consolidated financial statements should be read in conjunction with Laureate's audited Consolidated Financial Statements for the fiscal year ended December 31, 2014.

Note 2. Revisions to Historical Financial Statements

        The Company has revised the historical financial statements of Laureate to correct certain immaterial errors. These errors did not result in a material misstatement of our historical financial

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 2. Revisions to Historical Financial Statements (Continued)

statements. The following table summarizes the various adjustments, and the larger adjustments are described further below:

For the nine months ended September 30, 2014	Previously Reported	Revisions	As Revised
Revenues	$3,078,525	$6,948	$3,085,473
Costs and expenses:
Direct costs	2,792,629	(3,160)	2,789,469
General and administrative expenses	100,946	—	100,946
Loss on impairment of assets	16,454	—	16,454

Operating income	168,496	10,108	178,604
Interest income	9,643	9,701	19,344
Interest expense	(278,664)	(454)	(279,118)
Loss on derivatives	(2,020)	—	(2,020)
Other income (expense), net	405	(478)	(73)
Foreign currency exchange loss, net	(72,293)	—	(72,293)

(Loss) income from continuing operations before income taxes and equity in net loss of affiliates	(174,433)	18,877	(155,556)
Income tax (expense) benefit	(54,651)	249	(54,402)
Equity in net loss of affiliates, net of tax	(127)	—	(127)

Net (loss) income	(229,211)	19,126	(210,085)
Net loss attributable to noncontrolling interests	4,832	—	4,832

Net (loss) income attributable to Laureate Education, Inc.	$(224,379)	$19,126	$(205,253)

        The only impacts of the revision to the historical Consolidated Statement of Comprehensive Income and Stockholders' Equity were the changes to net income shown above. The impacts of the revision to the historical Consolidated Statement of Cash Flows were inconsequential.

Revenue Recognition

        During prior periods, we erroneously recognized revenue at certain institutions due to the incorrect application of our revenue recognition accounting policy, primarily related to the release of student refund liabilities into revenue prior to fulfillment of the contractual obligation. We have corrected the amount of revenue reported each year, which increased previously reported Revenues for the nine months ended September 30, 2014 by $6,948.

Research Grant Expenses

        We previously recognized expenses related to research grants during the nine months ended September 30, 2014 that should have been recorded in prior periods. Accordingly, as part of this revision, we have recorded this expense in the proper periods. Of the $3,160 reduction to Direct costs that is shown in the table above for the nine months ended September 30, 2014, approximately $1,200 relates to the correction of research grant expense.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 2. Revisions to Historical Financial Statements (Continued)

Interest Income

        During the fourth quarter of 2014, we determined that one of our Brazilian entities had not recognized Interest income in the proper periods for the escrow deposit that was made in 2013, related to the acquisition of Faculdades Metropolitanas Unidas Educacionais (FMU). Recording this in the correct periods resulted in an increase in previously reported Interest income for the nine months ended September 30, 2014 of $9,701.

Note 3. Significant Accounting Policies

The Variable Interest Entities (VIE) Arrangements

        Laureate consolidates in its financial statements certain internationally based educational organizations that do not have shares or other equity ownership interests. Although these educational organizations operate according to the not-for-profit legal regimes within their respective countries, we believe they do not meet the definition of a not-for-profit entity under GAAP, and we treat them as "for-profit" entities for accounting purposes. These entities generally cannot declare dividends or distribute their net assets to the entities that control them. We believe that we fully comply with all local laws and regulations.

        Under ASC Topic 810-10, "Consolidation," we have determined that these institutions are VIEs and that Laureate is the primary beneficiary of these VIEs because we have: (1) the power to direct the activities of the VIEs that most significantly affect their educational and economic performance, and (2) the right to receive economic benefits from contractual and other arrangements with the VIEs that could potentially be significant to the VIEs. We account for the acquisition of the right to control a VIE in accordance with ASC 805, "Business Combinations."

        On March 24, 2015, Monash South Africa (MSA) converted from a not-for-profit entity to a for-profit entity. As a result, we have determined that MSA is no longer a VIE, and we now consolidate MSA under the voting control model rather than the variable interest model. Accordingly, MSA is included in the VIE information below only for the periods prior to its conversion to a for-profit entity.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

        Selected Consolidated Statements of Operations information for these VIEs was as follows, net of the charges related to contractual arrangements with Laureate for-profit entities:

For the nine months ended September 30,	2015	2014
Statements of Operations data:
Revenues, by segment:
LatAm	$307,250	$322,466
Europe	81,064	80,663
AMEA	96,191	94,641

Revenues	484,505	497,770
Depreciation and amortization	40,190	40,294
Operating income (loss), by segment:
LatAm	(20,487)	(22,264)
Europe	(2,270)	(10,902)
AMEA	4,966	(4,321)

Operating loss	(17,791)	(37,487)
Net loss	(16,999)	(33,091)
Net loss attributable to Laureate Education, Inc.	(16,611)	(30,164)

        The following table reconciles the Net loss attributable to Laureate Education, Inc. as presented in the table above, to the amounts in our Consolidated Statements of Operations:

For the nine months ended September 30,	2015	2014
Variable interest entities	$(16,611)	$(30,164)
Other operations	24,140	113,428
Corporate and eliminations	(307,110)	(288,517)

Net loss attributable to Laureate Education, Inc.	$(299,581)	$(205,253)

        The following table presents selected assets and liabilities of the consolidated VIEs. Except for Goodwill, the assets in the table below include the assets that can be used only to settle the obligations for the VIEs. The liabilities in the table are liabilities for which the creditors of the VIEs do not have recourse to the general credit of Laureate.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

        Selected Consolidated Balance Sheet amounts for these VIEs were as follows:

	September 30, 2015		December 31, 2014
	VIE	Consolidated	VIE	Consolidated
Balance Sheets data:
Cash and cash equivalents	$167,346	$618,390	$122,712	$461,584
Other current assets	262,164	880,166	192,867	691,854

Total current assets	429,510	1,498,556	315,579	1,153,438
Goodwill	207,957	2,125,846	256,668	2,469,795
Tradenames and accreditations	104,598	1,363,515	118,652	1,461,762
Other intangible assets, net	62	57,593	284	93,064
Other long-term assets	734,166	2,800,477	760,169	3,260,159

Total assets	1,476,293	7,845,987	1,451,352	8,438,218
Total current liabilities	472,953	1,911,870	388,588	1,669,315
Long-term debt and other long-term liabilities	129,260	5,486,258	118,534	5,668,479

Total liabilities	602,213	7,398,128	507,122	7,337,794
Total stockholders' equity	874,080	398,717	944,230	1,056,548
Total stockholders' equity attributable to Laureate Education, Inc.	857,474	369,376	920,073	1,017,068

Recently Issued Accounting Standards

Accounting Standards Update (ASU) No. 2015-16 (ASU 2015-16), Business Combinations (Topic 805)

        On September 25, 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-16 as a part of the Simplification Initiative and in response to concerns that the requirement to retrospectively apply adjustments made to provisional amounts recognized in a business combination adds costs and complexity to financial reporting, but does not significantly improve the usefulness of the information provided to users. The amendments in this ASU require that adjustments to provisional amounts that are identified by the acquirer during the measurement period be recognized in the reporting period in which the adjustment amounts are identified, rather than retrospectively.

        The amendments in this ASU also require that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The acquirer must also present separately on the face of the income statement or disclosure in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

        The guidance is effective for Laureate beginning January 1, 2017, and should be applied prospectively. Early adoption is permitted for financial statements that have not yet been made

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 3. Significant Accounting Policies (Continued)

available for issuance. We are currently evaluating the impact of ASU 2015-16 on our Consolidated Financial Statements.

ASU No. 2015-03 (ASU 2015-03), Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs

        On April 7, 2015, the FASB issued ASU 2015-03, which simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. This will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. It also addresses the long-standing conflict with the conceptual framework, since FASB Concepts Statement No. 6, Elements of Financial Statements, requires that assets provide future economic benefit, which debt issuance costs do not. ASU 2015-03 will also align GAAP with International Financial Reporting Standards (IFRS), which requires transaction costs, including third-party costs and creditor fees, to be deducted from the carrying value of the financial liability and not recorded as a separate asset.

        The new guidance is limited to simplifying the presentation of debt issuance costs. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3. The FASB decided not to address the presentation of debt issuance costs incurred before an associated debt liability is recognized (e.g., costs incurred before the proceeds are received or in connection with an undrawn line of credit). The FASB noted that entities typically defer these costs and apply them against the proceeds they eventually receive, consistent with the accounting treatment for issuance costs associated with equity offerings.

        The guidance is effective for Laureate beginning January 1, 2016, and early adoption is permitted. We do not expect ASU 2015-03 to have a material impact on our Consolidated Financial Statements. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. An entity is also required in the year of adoption (and in interim periods within that year) to provide certain disclosures about the change in accounting principle, including the nature of and reason for the change, the transition method, a description of the prior-period information that has been retrospectively adjusted and the effect of the change on the financial statement line items (that is, debt issuance cost asset and the debt liability).

Note 4. Acquisitions and Assets Held for Sale

2015 Acquisitions

        During the nine months ended September 30, 2015, Laureate consummated the business acquisitions outlined below, which are included in our Consolidated Financial Statements commencing from the dates of acquisition.

Australia

        In July 2015, our AMEA segment acquired the assets and the business of Chifley Business School (CBS) in Australia for a cash purchase price of AUD 600 (US $464 at the acquisition date), plus debt assumed of AUD 1,000 (US $772 at the acquisition date). We accounted for this as a business

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 4. Acquisitions and Assets Held for Sale (Continued)

combination. Payment of the debt is expected to be made in two installments of AUD 500 (US $386 at the acquisition date), in January 2016 and January 2017. For this acquisition, Revenues, Operating income and Net income attributable to Laureate Education, Inc. were immaterial for the nine months ended September 30, 2015.

Portugal

        On March 27, 2015, we acquired IADE-Instituto de Artes Visuais Design e Marketing, S.A. (IADE), Ensigest-Gestão de Estabelecimentos de Ensino, S.A. (Ensigest), Ensicorporate-Educação Corporativa, Lda. (Ensicorporate), and Gemeo-Gabinete de Estudos de Mercado e Opinião do IPAM, Lda. (Gemeo). IADE, Ensigest, and Ensicorporate operate a total of five higher education institutions in Portugal. Gemeo is a for-profit services company that conducts market research. In addition, IADE and Ensigest control Europeia ID, a not-for-profit association that we have determined is a VIE and that is consolidated by Laureate since we are the VIE's primary beneficiary. Hereafter, we collectively refer to all of the entities that were consolidated as a result of this acquisition as IADE Group.

        The total purchase price of IADE Group was $9,714, and is subject to a working capital adjustment. The purchase price includes an initial cash payment of $6,476 and a seller note of $3,238. The seller note is discussed further in Note 5, Due to Shareholders of Acquired Companies. The purchase of IADE Group allows Laureate to expand its existing presence in Portugal. The goodwill recorded for IADE Group is related to the incremental value this acquisition brings to the Laureate International Universities network and Laureate's existing operations in Portugal by expanding our presence and adding synergies to Laureate's operations. For this acquisition, Revenues of $4,854, Operating income of $306 and Net income attributable to Laureate Education, Inc. of $141 are included in the Consolidated Financial Statement of Operations for the nine months ended September 30, 2015.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 4. Acquisitions and Assets Held for Sale (Continued)

        The Consolidated Financial Statements include the operating results of IADE Group and CBS from the dates of acquisition. The following table summarizes the estimated fair values of all assets acquired and liabilities assumed at the dates of acquisition:

	IADE Group Portugal	CBS Australia	Total
Current assets	$1,530	$—	$1,530
Property and equipment	335	33	368
Goodwill	7,175	1,096	8,271
Tradenames and accreditations	3,816	342	4,158
Other intangible assets	1,369	—	1,369
Long-term indemnification assets	1,978	—	1,978
Other long-term assets	494	—	494

Total assets acquired	16,697	1,471	18,168
Current portion of long-term debt	—	386	386
Other current liabilities	3,124	132	3,256
Long-term debt, less current portion	—	386	386
Other long-term liabilities	3,859	103	3,962

Total liabilities	6,983	1,007	7,990

Net assets acquired attributable to Laureate Education, Inc.	9,714	464	10,178
Debt assumed	—	772	772

Net assets acquired attributable to Laureate Education, Inc. plus debt assumed	$9,714	$1,236	$10,950

Net assets acquired	$9,714	$464	$10,178
Cash acquired	(235)	—	(235)
Seller notes	(3,238)	—	(3,238)

Net cash paid at acquisition	$6,241	$464	$6,705

2015 Summary

        The amounts recorded for the 2015 acquisitions are provisional as Laureate is in the process of finalizing the amounts recorded for the assets and liabilities primarily related to intangible assets, goodwill, deferred taxes and tax contingencies. None of the goodwill related to the 2015 acquisitions is expected to be deductible for income tax purposes. As part of the purchase price allocations for the 2015 acquisitions, Laureate recorded liabilities for taxes other-than-income tax related contingencies of $516 and labor contingencies of $1,414. In addition, we recorded total long-term indemnification assets of $1,978.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 4. Acquisitions and Assets Held for Sale (Continued)

Other 2015 Transactions

India

        In April 2015, the Company acquired the remaining 5% noncontrolling interest in M-Power for a purchase price of $2,852.

Malaysia

        During the quarter ended September 30, 2015, we acquired an additional 2.7% noncontrolling interest in INTI Malaysia for $2,499.

Assets Held for Sale

Les Roches and Glion

        During the fourth quarter of 2014, our GPS segment entered into a sale-leaseback agreement for a portion of the campuses of two of our institutions in Switzerland, Glion Institute of Higher Education (Glion) and Les Roches International School of Hotel Management (Les Roches). The asset group did not meet the conditions required in ASC 205-20 to be reported as discontinued operations in our Consolidated Financial Statements as it did not have discrete cash flow information; however the asset group did meet the criteria for classification as held for sale under ASC 360-10-45-9, "Long-Lived Assets Classified as Held for Sale." Accordingly, as of December 31, 2014, the assets were classified as held for sale and recorded at their carrying value, which was lower than 'fair value less cost to sell'. Of the total $141,856 of assets held for sale recorded on the Consolidated Balance Sheet at December 31, 2014, $137,878 related to the Swiss sale-leaseback transaction, including Land of $33,695 and Buildings of $104,183.

        In the first quarter of 2015, the sale of the assets was completed and Laureate received net proceeds of approximately $182,000, resulting in a gain on sale of approximately $36,000 based on the carrying value of the assets using the exchange rate at the sale date. This gain will be deferred and recognized into income over the lease term of 20 years. A portion of the net proceeds was used to repay mortgage debt related to the asset group. During the nine months ended September 30, 2015, Laureate recorded a Loss on debt extinguishment of $932 as a result of mortgage breakage fees that were paid in connection with the repayment of the mortgage debt.

INTI Education Holdings Sdn Bhd (INTI)

        As of December 31, 2014, INTI, in our AMEA segment, had recorded $3,978 of assets held for sale related to our Sarawak campus in Malaysia. During the first quarter of 2015 the conditions precedent for the transaction were met and the sale was completed, with title to the assets transferred to the buyer. The total purchase price was Malaysian Ringgit (MYR) 21,850 (approximately US $5,800). INTI recognized a gain on sale of the Sarawak assets of approximately $2,200 during the nine months ended September 30, 2015, which was recorded as a reduction of Direct costs.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 5. Due to Shareholders of Acquired Companies

        The amounts due to shareholders of acquired companies generally arise in connection with Laureate's acquisition of a majority or all of the ownership interest of certain subsidiaries. Promissory notes payable to the sellers of acquired companies, referred to as "seller notes," are commonly used as a means of payment for business acquisitions. Seller note payments are classified as Payments of deferred purchase price for acquisitions within financing activities in our Consolidated Statement of Cash Flows.

        The amounts due to shareholders of acquired companies, currencies, and interest rates applied were as follows:

	September 30, 2015	December 31, 2014	Nominal Currency	Interest Rate %
Faculdades Metropolitanas Unidas Educacionais (FMU)	$67,410	$89,348	BRL	CDI
Universidade Anhembi Morumbi (UAM Brazil)	44,961	70,894	BRL	CDI + 2%
Monash South Africa (MSA)	25,995	28,828	AUD	n/a, 6.75%
University of St. Augustine for Health Sciences, LLC (St. Augustine)	14,000	14,000	USD	7%
CH Holding Netherlands B.V. (CH Holding)	12,425	16,421	USD	n/a
Universidad Tecnologica Centroamericana (UNITEC Honduras)	7,101	8,242	HNL	IIBC
IADE Group	3,356	—	EUR	3%
Universidade Europeia (UE)	3,157	3,316	EUR	3%
Universidad Autonoma de Veracruz, S.C. (Veracruz)	2,266	2,607	MXN	CETES
Faculdade-Porto-Alegrense (FAPA)	1,925	2,769	BRL	IGP-M
Universidad Privada del Norte S.A.C. (UPN)	1,277	1,275	PEN	n/a
Centro de Desenvolvimento Pessoal e Empresarial Ltda. (CEDEPE)	389	865	BRL	CDI
Instituto Brasileiro de Medicina de Reabilitação (Uni IBMR)	—	4,428	BRL	IPCA
Think: Education Group Pty. Ltd. (THINK)	—	3,273	AUD	n/a
M-Power Group	—	1,212	INR	10%
INTI Education Holdings Sdn Bhd (INTI)	—	583	USD	n/a

Total due to shareholders of acquired companies	184,262	248,061
Less: Current portion of due to shareholders of acquired companies	21,130	26,048

Due to shareholders of acquired companies, less current portion	$163,132	$222,013

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 5. Due to Shareholders of Acquired Companies (Continued)

AUD: Australian Dollar	CDI: Certificados de Depósitos Interbancários (Brazil)
BRL: Brazilian Real	CETES: 28 day Certificados de la Tesoreria de la Federación (Mexico)
EUR: European Euro	IIBC: Índice de Inflación del Banco Central (Honduras)
HNL: Honduran Lempira	IPCA: Índice Nacional de Preços ao Consumidor Amplo (Brazil)
INR: Indian Rupee	IGP-M: General Index of Market Prices (Brazil)
MXN: Mexican Peso
PEN: Peruvian Nuevo Sol
USD: United States Dollar

IADE Group

        As discussed in Note 4, Acquisitions and Assets Held for Sale, the acquisition of IADE Group was partially financed with a seller note in the amount of EUR 3,000 (US $3,356 at September 30, 2015). The seller note carries an annual interest rate of 3% and is payable in three equal installments of EUR 1,000 (US $1,119 at September 30, 2015) at 18 months after the acquisition date, 36 months after the acquisition date, and 60 months after the acquisition date.

Uni IBMR

        During the second quarter of 2015, Uni IBMR settled its due to shareholder liability through the non-cash transfer of a certain building to the former owners of Uni IBMR, in accordance with the terms of the original purchase agreement.

THINK

        As of December 31, 2014, Laureate had recorded a current liability of $3,273 payable to the former owners of THINK, representing contingent consideration that was payable under the terms of the 2013 purchase agreement. This liability was paid in full in January 2015.

M-Power Group

        On April 8, 2015, we paid the fourth and final installment of INR 76,000 (US $1,326 at date of payment) to the former owners and this payment was included within the total Payments of deferred purchase price for acquisitions within financing activities in our Consolidated Statement of Cash Flows for the nine months ended September 30, 2015.

INTI

        The INTI due to shareholder liability was paid during the quarter ended September 30, 2015 and is included within the total Payments of deferred purchase price for acquisitions within financing activities in our Consolidated Statement of Cash Flows for the nine months ended September 30, 2015.

Note 6. Business and Geographic Segment Information

        Laureate's educational services are offered through four operating segments: LatAm, Europe, AMEA and GPS. Laureate determines its operating segments based on information utilized by the chief operating decision maker to allocate resources and assess performance.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 6. Business and Geographic Segment Information (Continued)

        The LatAm segment consists of campus-based institutions and has operations in Brazil, Chile, Costa Rica, Honduras, Mexico, Panama and Peru and has contractual relationships with a licensed institution in Ecuador. The institutions offer an education that emphasizes professional-oriented fields of study with undergraduate and graduate degree programs. The programs at these institutions are mainly campus-based and are primarily focused on local students. In addition, the institutions in our LatAm segment have begun introducing online and hybrid (a combination of online and in-classroom) courses and programs to their curriculum. Brazil and Chile have government-supported financing programs for higher education that support lower income students, while in other countries students generally finance their own education without any specific government subsidy.

        The Europe segment consists of campus-based institutions with operations in Cyprus, France, Germany, Morocco, Portugal, Spain and Turkey. The institutions generate revenues by providing professional-oriented undergraduate and graduate degree programs. Several institutions have begun to introduce online and hybrid programs. Students in the Europe segment generally finance their own education.

        The AMEA segment consists of campus-based institutions with operations in Australia, China, India, Malaysia, South Africa and Thailand. AMEA also manages 11 licensed institutions in the Kingdom of Saudi Arabia and manages one additional institution in China through a joint venture arrangement. The institutions generate revenues by providing professional-oriented undergraduate and graduate degree programs. Students in the AMEA segment generally finance their own education.

        The GPS segment consists of accredited online institutions, which serve students across geographic boundaries, and campus-based institutions serving students in Italy, New Zealand, Spain, Switzerland, the United Kingdom and the United States. The GPS segment also manages one hospitality and culinary institution in China and one hospitality and culinary institution in Jordan through joint venture and other contractual arrangements. The online institutions primarily serve working adults with undergraduate and graduate degree programs. The campus-based institutions primarily serve traditional students seeking undergraduate and graduate degrees, particularly in the fields of hospitality, art and design, culinary, and health sciences. In the United States, students have access to government-supported financing programs.

        Intersegment transactions are accounted for in a similar manner as third party transactions and are eliminated in consolidation. The "Corporate" rows presented in the following tables include corporate charges that were not allocated to our reportable segments and adjustments to eliminate intersegment items.

        We evaluate segment performance based on Adjusted EBITDA, which is a non-GAAP profit measure defined as Loss from continuing operations before income taxes and equity in net income (loss) of affiliates, adding back the following items: Foreign currency exchange loss, net, Other income (expense), net, Loss on derivatives, Loss on debt extinguishment, Interest expense, Interest income, Depreciation and amortization, Loss on impairment of assets, Share-based compensation expense, and expenses related to implementation of our Excellence in Process (EiP) initiative. EiP is an enterprise-wide initiative to optimize and standardize Laureate's processes, creating vertical integration of procurement, information technology, financing, accounting and human resources. It includes the

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 6. Business and Geographic Segment Information (Continued)

establishment of regional shared services organizations around the world, as well as improvements to the Company's system of internal controls over financial reporting.

        When we review Adjusted EBITDA on a segment basis, we exclude intercompany revenues and expenses, related to network fees and royalties between our segments, that eliminate in consolidation. We use total assets as the measure of assets for reportable segments.

        The following tables provide financial information for our reportable segments, including a reconciliation of Adjusted EBITDA to Loss from continuing operations before income taxes and equity in net income (loss) of affiliates, as reported in the Consolidated Statements of Operations:

For the nine months ended September 30,	2015	2014
Revenues
LatAm	$1,775,287	$1,750,809
Europe	297,482	330,929
AMEA	305,949	278,346
GPS	767,943	727,267
Corporate	(5,505)	(1,878)

Revenues	$3,141,156	$3,085,473

For the nine months ended September 30,	2015	2014
Adjusted EBITDA of reportable segments
LatAm	$323,143	$318,165
Europe	23,128	23,502
AMEA	36,627	16,173
GPS	176,848	154,010

Total Adjusted EBITDA of reportable segments	559,746	511,850
Reconciling items:
Corporate	(83,881)	(66,371)
Depreciation and amortization expense	(209,390)	(210,956)
Loss on impairment of assets	—	(16,454)
Share-based compensation expense	(27,222)	(36,801)
EiP implementation expenses	(27,227)	(2,664)

Operating income	212,026	178,604
Interest income	9,924	19,344
Interest expense	(300,145)	(279,118)
Loss on debt extinguishment	(1,263)	—
Loss on derivatives	(2,618)	(2,020)
Other income (expense), net	1,268	(73)
Foreign currency exchange loss, net	(139,416)	(72,293)

Loss from continuing operations before income taxes and equity in net income (loss) of affiliates	$(220,224)	$(155,556)

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 6. Business and Geographic Segment Information (Continued)

	September 30, 2015	December 31, 2014
Assets
LatAm	$4,041,555	$4,509,719
Europe	704,492	693,559
AMEA	818,159	833,451
GPS	1,803,513	1,945,882
Corporate	478,268	455,607

Total assets	$7,845,987	$8,438,218

Note 7. Goodwill

        The change in the net carrying amount of Goodwill from December 31, 2014 through September 30, 2015 was composed of the following items:

	LatAm	Europe	AMEA	GPS	Total
Goodwill	$1,651,819	$97,641	$181,288	$675,477	$2,606,225
Accumulated impairment loss	(77,094)	—	(39,676)	(19,660)	(136,430)

Balance at December 31, 2014	1,574,725	97,641	141,612	655,817	2,469,795
Acquisitions	—	7,175	1,096	—	8,271
Impairments	—	—	—	—	—
Currency translation adjustments	(325,505)	(8,499)	(18,079)	(137)	(352,220)
Adjustments to prior acquisitions	—	—	—	—	—

Balance at September 30, 2015	$1,249,220	$96,317	$124,629	$655,680	$2,125,846

Note 8. Debt

        Outstanding long-term debt was as follows:

	September 30, 2015	December 31, 2014
Senior long-term debt:
Senior Secured Credit Facility (stated maturity dates March 2018 and June 2018), net of discount	$2,169,398	$2,180,406
Senior Notes due 2019 (stated maturity date September 2019), net of discount	1,385,304	1,382,711

Total senior long-term debt	3,554,702	3,563,117
Other debt:
Lines of credit	144,021	106,046
Notes payable and other debt	530,238	593,605

Total senior and other debt	4,228,961	4,262,768
Capital lease obligations and sale-leaseback financings	249,701	304,099

Total long-term debt	4,478,662	4,566,867
Less: current portion of long-term debt	153,098	233,286

Long-term debt, less current portion	$4,325,564	$4,333,581

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 8. Debt (Continued)

Extension of Revolving Line of Credit Facility

        On July 7, 2015, we amended our Senior Secured Credit Facility, in order to extend the maturity date of our $350,000 revolving line of credit facility from June 2016 to March 2018. As a result of this amendment, during the third quarter of 2015 we wrote off $331 of unamortized debt issuance costs associated with the old revolver as Loss on debt extinguishment, as several of the original creditors did not participate in the new revolver. In addition, in July 2015 we paid approximately $11,300 in debt issuance costs related to the modification. The debt issuance costs that were paid in connection with the modification were capitalized and will be amortized through interest expense over the extended term of the revolver. As of September 30, 2015 and December 31, 2014, the total amount outstanding under our revolver was $349,854 and $346,727, respectively.

Estimated Fair Value of Debt

        The estimated fair value of our debt was determined using observable market prices, as the majority of our securities, including the Senior Secured Credit Facility and the Senior Notes due 2019, are traded in a brokered market. The fair value of our remaining debt instruments approximates carrying value based on their terms. As of September 30, 2015 and December 31, 2014, our long-term debt was classified as Level 2 within the fair value hierarchy, based on the frequency and volume of trading in the brokered market. The estimated fair value of our debt was as follows:

	September 30, 2015		December 31, 2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Total senior and other debt	$4,228,961	$3,731,893	$4,262,768	$4,222,334

Registration of Senior Notes due 2019

        Laureate and its guarantors agreed to (1) file a registration statement with the SEC with respect to a registered offer to exchange the Senior Notes due 2019 for new notes having terms substantially identical in all material respects to the outstanding notes (except that the new notes will not contain transfer restrictions or provide for special interest); or (2) file a shelf registration for the resale of the notes. We were required to use all commercially reasonable efforts to cause the registration statement to be declared effective on or before July 25, 2014. Since the registration statement was not declared effective by July 25, 2014, we have incurred special interest at a rate equal to 0.25% per annum for the first 90-day period of the outstanding indenture indebtedness on the outstanding notes, 0.50% per annum for the next 90-day period, and 0.75% thereafter, as liquidated damages until the registration statement is declared effective and the exchange offer is completed.

        The requirement to register the Senior Notes due 2019 qualifies as a "registration payment arrangement" under ASC 825-20, "Financial Instruments—Registration Payment Arrangements." ASC 825-20 requires us to record a liability if we determine that it is probable that consideration, such as special interest, will be paid to the counterparty under the registration payment arrangement, and if that consideration can be reasonably estimated. Accordingly, we have recorded a liability for the amount of special interest on the Senior Notes due 2019 that we have determined to be probable and estimable based on our expected timing of registration as of each balance sheet date. As of

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 8. Debt (Continued)

September 30, 2015 and December 31, 2014, we had a total contingent liability for special interest on the Senior Notes due 2019 of approximately $6,300 and $12,200, respectively, recorded in Accrued expenses in our Consolidated Balance Sheets, through a corresponding adjustment to Interest expense in our Consolidated Statement of Operations.

Certain Covenants

        Our senior long-term debt contains certain negative covenants including, among others: (1) limitations on additional indebtedness; (2) limitations on dividends; (3) limitations on asset sales, including the sale of ownership interests in subsidiaries and sale-leaseback transactions; and (4) limitations on liens, guarantees, loans or investments. In connection with the extension of our revolving line of credit facility in July 2015, we are now subject to a consolidated senior secured debt to consolidated EBITDA financial covenant beginning in the third quarter of 2015. In addition, notes payable at some of our locations contain financial maintenance covenants. As of September 30, 2015, we are in compliance with our debt covenants.

Note 9. Commitments and Contingencies

Noncontrolling Interest Holder Put Arrangements and Company Call Arrangements

        The following section provides a summary table and description of the various noncontrolling interest holder put arrangements that Laureate had outstanding as of September 30, 2015. Laureate has elected to accrete changes in the arrangements' redemption values over the period from the date of issuance to the earliest redemption date. The redeemable noncontrolling interests are recorded at the greater of the accreted redemption value or the traditional noncontrolling interest. Until the first exercise date, the put instruments' reported values may be lower than the final amounts that will be required to settle the minority put arrangements. As of September 30, 2015, the carrying value of all noncontrolling interest holder put arrangements was $40,787, which includes accreted incremental value of $22,748 in excess of traditional noncontrolling interests.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 9. Commitments and Contingencies (Continued)

        If the minority put arrangements were all exercisable at September 30, 2015, Laureate would be obligated to pay the noncontrolling interest holders an estimated amount of $41,595, as summarized in the following table:

	Nominal Currency	First Exercisable Date	Estimated Value as of September 30, 2015 redeemable within 12-months	Reported Value
Noncontrolling interest holder put arrangements
INTI Education Holdings Sdn Bhd (INTI)—10%	MYR	Current	$8,836	$8,836
Pearl Retail Solutions Private Limited and Creative Arts Education Society (Pearl)—45%	INR	Current	6,697	6,697
University of St. Augustine for Health Sciences, LLC (St. Augustine)—20%	USD	11/21/15	26,007	25,199
National Hispanic University (NHU LLC)—20%	USD	Current	—	—
Stamford International University (STIU)—Puttable preferred stock of TEDCO	THB	Current	55	55

Total noncontrolling interest holder put arrangements			41,595	40,787
Puttable common stock—currently redeemable	USD	Current	7	7
Puttable common stock—not currently redeemable	USD	*	—	8,348

Total redeemable noncontrolling interests and equity			$41,602	$49,142

*
Contingently redeemable

THB: Thai Baht

        Laureate's noncontrolling interest put arrangements are specified in agreements with each noncontrolling interest holder. The terms of these agreements determine the measurement of the redemption value of the put options based on a non-GAAP measure of earnings before interest, taxes, depreciation and amortization (EBITDA, or recurring EBITDA), the definition of which varies for each particular contract.

        Commitments and contingencies are generally denominated in foreign currencies.

Uni IBMR

        During the first quarter of 2015, the put and call options for Uni IBMR expired unexercised. In addition, we have entered into a commitment to purchase the remaining minority interest in Uni IBMR for a purchase price of BRL 2,500 (US $629 at September 30, 2015), which could increase post closing in the event that Laureate disposes of the business under certain conditions. Closing of the agreement is subject to certain conditions precedent and is expected to occur during 2015.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 9. Commitments and Contingencies (Continued)

M-Power

        As stated in Note 4, Acquisitions and Assets Held for Sale, the Company acquired the remaining 5% noncontrolling interest in M-Power in April 2015. As a result, the M-Power put and call arrangements are no longer outstanding as of September 30, 2015.

Other Loss Contingencies

        Laureate is subject to legal actions arising in the ordinary course of its business. In management's opinion, we have adequate legal defenses, insurance coverage, and/or accrued liabilities with respect to the eventuality of such actions. We do not believe that any settlement would have a material impact on our Consolidated Financial Statements.

Contingent Liabilities for Taxes

        As of September 30, 2015 and December 31, 2014, Laureate has recorded cumulative liabilities totaling $79,468 and $121,867, respectively, for taxes other-than-income tax, principally payroll-tax-related uncertainties due to acquisitions of companies primarily in our LatAm segment. The changes in this recorded liability are related to new acquisitions, interest and penalty accruals, changes in tax laws, expirations of statutes of limitations, settlements and changes in foreign currency exchange rates. The terms of the statutes of limitations on these contingencies vary but can be up to 10 years. This liability is included in Other long-term liabilities on the Consolidated Balance Sheets. We have also recorded current liabilities for taxes other-than-income tax of $6,232 and $2,362, respectively, as of September 30, 2015 and December 31, 2014, in Other current liabilities on the Consolidated Balance Sheets. We estimate our liabilities for pre-acquisition taxes other-than-income tax that have a reasonable possibility of loss to be in the range of $0 to approximately $2,000, as of September 30, 2015, and we have not accrued for such potential losses. The recorded value of contingent liabilities is reduced when they are extinguished or the related statutes of limitations expire.

Other Loss Contingencies

        Laureate has accrued liabilities for certain civil actions against our institutions that existed prior to our acquisition of these entities. As of September 30, 2015 and December 31, 2014, approximately $11,000 and $13,000, respectively, of pre-acquisition loss contingencies were included in Other long-term liabilities and Other current liabilities on the Consolidated Balance Sheets. Laureate intends to vigorously defend against these lawsuits.

Material Guarantees—Student Financing

Chile

        The accredited Chilean institutions in the Laureate network also participate in a government-sponsored student financing program known as Crédito con Aval del Estado (the CAE Program). The CAE Program was formally implemented by the Chilean government in 2006 to promote higher education in Chile for lower socio-economic level students in good academic standing. The CAE Program involves tuition financing and guarantees that are provided by our institutions and the government. As part of the CAE Program, these institutions provide guarantees which result in

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 9. Commitments and Contingencies (Continued)

contingent liabilities to third-party financing institutions, beginning at 90% of the tuition loans made directly to qualified students enrolled through the CAE Program and declining to 60% over time. The guarantees by these institutions are in effect during the period in which the student is enrolled, and the guarantees are assumed entirely by the government upon the student's graduation. When a student leaves one of Laureate's institutions and enrolls in another CAE-qualified institution, the Laureate institution will remain guarantor of the tuition loans that have been granted up to the date of transfer, and until the student's graduation from a CAE-qualified institution. The maximum potential amount of payments our institutions could be required to make under the CAE Program was approximately $420,000 and $432,000 at September 30, 2015 and December 31, 2014, respectively. This maximum potential amount assumes that all students in the CAE Program do not graduate, so that our guarantee would not be assigned to the government, and that all students default on the full amount of the CAE-qualified loan balances. As of September 30, 2015 and December 31, 2014, we recorded $20,962 and $19,918, respectively, as estimated guarantee liabilities for these obligations, which are included in Other long-term liabilities on our Consolidated Balance Sheets.

        On October 4, 2012, the Chilean Congress approved Law No. 20.634 (the Law) which amended Law No. 20.027, introducing an interest rate reduction from 6% to 2% on CAE loans. Current students could benefit from the reduction starting in March 2013 if they were current on their payments. The Law also provides that CAE loans cannot exceed the reference price established by the government for the program in which the student is enrolled, that the student begins to make payments 18 months after graduation, and that monthly payments may not exceed 10% of the participant's income if requested by the student. The prior government in Chile had proposed other changes to the student loan program. However, in the second quarter of 2014 the new government that was inaugurated on March 11, 2014 announced the withdrawal of all of the prior administration's higher education proposals and its intent to submit new bills to the Chilean Congress during the second half of 2014. No such legislation has been introduced yet and, in September 2015, the Chilean Minister of Education announced that no legislation on higher education reform would be submitted to the Chilean Congress before December 2015 at the earliest. We cannot predict the extent or outcome of any changes to the student loan system that may be implemented in Chile or whether any such changes may have a material impact on our Consolidated Financial Statements.

Material Guarantees—Other

        In conjunction with the purchase of UNP, Laureate pledged all of the acquired shares as a guarantee of our payments of rents as they become due. In the event that we default on any payment, the pledge agreement provides for a forfeiture of the relevant pledged shares. In the event of forfeiture, Laureate may be required to transfer the books and management of UNP to the former owners.

        Laureate acquired the remaining 49% ownership interest in UAM Brazil in April 2013. As part of the agreement to purchase the 49% ownership interest, Laureate pledged 49% of its total shares in UAM Brazil as a guarantee of our payment obligations under the purchase agreement, including the seller notes. In the event that we default on any payment, the agreement provides for a forfeiture of the pledged shares.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 9. Commitments and Contingencies (Continued)

        In connection with the purchase of FMU on September 12, 2014, Laureate pledged 75% of the acquired shares to third-party lenders as a guarantee of our payment obligations under the loans that financed a portion of the purchase price. Laureate pledged the remaining 25% of the acquired shares to the sellers as a guarantee of our payment obligations under the purchase agreement for the seller notes. In the event that we default on any payment of the loans or the seller notes, the purchase agreement provides for a forfeiture of the relevant pledged shares. Upon maturity and payment of the seller notes in September 2017, the shares pledged to the sellers will be pledged to the third-party lenders until payment of the loans, which mature in April 2021.

Standby Letters of Credit

        As of September 30, 2015 and December 31, 2014, Laureate had outstanding letters of credit (LOCs) of $104,076 and $107,377, respectively, as further discussed below.

        Laureate has third-party insurance for workers compensation and other insurable risks. We are contingently liable to insurance carriers under certain of these policies. As of both September 30, 2015 and December 31, 2014, we provided LOCs in favor of the insurance carriers for $878.

        As of September 30, 2015 and December 31, 2014, we had $87,118 and $89,322, respectively, posted as LOCs in favor of the Department of Education (DOE). Because we did not meet certain DOE standards of financial responsibility, primarily related to Laureate's composite score, these LOCs were required to allow Walden, Kendall, NewSchool, St. Augustine and NHU LLC to continue participating in the DOE Title IV program. These LOCs are fully collateralized with cash, which is classified as Restricted cash on our Consolidated Balance Sheets.

        As of September 30, 2015 and December 31, 2014, we had $13,351 and $14,447, respectively, posted as a cash-collateralized LOC related to the Spain Tax Audit. See Note 14, Income Taxes, for further detail. The cash collateral for this LOC was classified as Restricted cash on our Consolidated Balance Sheets.

        As of September 30, 2015 and December 31, 2014, we had LOCs totaling $1,979 and $2,730, respectively, posted as collateral for a project at one of our institutions in India. The cash collateral for these LOCs was classified as Restricted cash on our Consolidated Balance Sheets.

        As of September 30, 2015, we had LOCs totaling $750 as collateral for overdraft protection for payments made at our institutions in Switzerland. The cash collateral for these LOCs was classified as Restricted cash on our September 30, 2015 Consolidated Balance Sheet.

Surety Bonds, and Other Commitments

        As part of our normal operations, our insurers issue surety bonds on our behalf, as required by various state education authorities in the United States. We are obligated to reimburse our insurers for any payments made by the insurers under the surety bonds. As of September 30, 2015 and December 31, 2014, the total face amount of these surety bonds was $7,906 and $7,314, respectively. These bonds are fully collateralized with cash, which is classified as Restricted cash on our September 30, 2015 Consolidated Balance Sheet.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 9. Commitments and Contingencies (Continued)

        As of September 30, 2015 and December 31, 2014, the M-Power Group posted $842 and $1,601, respectively, as cash collateral with the Indian Government in order to comply with statutory requirements. The cash collateral was classified as Restricted cash on our Consolidated Balance Sheets.

Note 10. Financing Receivables

        Laureate's financing receivables consist primarily of trade receivables related to student tuition financing programs with an initial term in excess of one year. We have offered long-term financing through execution of note receivable agreements with students at some of our institutions. The repayment terms on these tuition financing programs vary and range from three to 13 years. Our disclosures include financing receivables that are classified in our Consolidated Balance Sheets as both current and long-term, reported in accordance with ASC 310, "Receivables."

        Laureate's financing receivables balances were as follows:

	September 30, 2015	December 31, 2014
Financing receivables	$37,180	$41,404
Allowance for doubtful accounts	(10,919)	(15,240)

Financing receivables, net of allowances	$26,261	$26,164

        We do not purchase financing receivables in the ordinary course of our business. We may sell certain receivables that are significantly past due. No material amounts of financing receivables were sold during the periods reported herein.

        Delinquency is the primary indicator of credit quality for our financing receivables. Receivable balances are considered delinquent when contractual payments on the loan become past due. Delinquent financing receivables are placed on non-accrual status for interest income. The accrual of interest is resumed when the financing receivable becomes contractually current and when collection of all remaining amounts due is reasonably assured. We record an Allowance for doubtful accounts to reduce our financing receivables to their net realizable value. The Allowance for doubtful accounts is based on the age of the receivables, the status of past-due amounts, historical collection trends, current economic conditions, and student enrollment status. Each of our institutions evaluates its balances for potential impairment. We consider impaired loans to be those that are past due one year or greater,

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 10. Financing Receivables (Continued)

and those that are modified as a troubled debt restructuring (TDR). The aging of financing receivables grouped by country portfolio was as follows:

	Chile	Other	Total
As of September 30, 2015
Amounts past due less than one year	$11,801	$1,166	$12,967
Amounts past due one year or greater	4,358	665	5,023

Total past due (on non-accrual status)	16,159	1,831	17,990
Not past due	12,795	6,395	19,190

Total financing receivables	$28,954	$8,226	$37,180

As of December 31, 2014
Amounts past due less than one year	$12,390	$2,217	$14,607
Amounts past due one year or greater	5,254	542	5,796

Total past due (on non-accrual status)	17,644	2,759	20,403
Not past due	13,520	7,481	21,001

Total financing receivables	$31,164	$10,240	$41,404

        The following is a rollforward of the Allowance for doubtful accounts related to financing receivables for the nine months ended September 30, 2015 and September 30, 2014, grouped by country portfolio:

	Chile	Other	Total
Balance at December 31, 2014	$(11,063)	$(4,177)	$(15,240)
Charge-offs	2,977	333	3,310
Recoveries	(21)	(25)	(46)
Reclassifications	—	—	—
Provision	(714)	228	(486)
Currency adjustments	1,309	234	1,543

Balance at September 30, 2015	$(7,512)	$(3,407)	$(10,919)

Balance at December 31, 2013	$(17,835)	$(4,449)	$(22,284)
Charge-offs	5,607	683	6,290
Recoveries	—	—	—
Reclassifications	—	(184)	(184)
Provision	(475)	(312)	(787)
Currency adjustments	2,119	158	2,277

Balance at September 30, 2014	$(10,584)	$(4,104)	$(14,688)

Restructured Receivables

        A TDR is a financing receivable in which the borrower is experiencing financial difficulty and Laureate has granted an economic concession to the student debtor that we would not otherwise

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 10. Financing Receivables (Continued)

consider. When we modify financing receivables in a TDR, Laureate typically offers the student debtor an extension of the loan maturity and/or a reduction in the accrued interest balance. In certain situations, we may offer to restructure a financing receivable in a manner that ultimately results in the forgiveness of contractually specified principal balances. Our only TDRs are in Chile.

        The number of financing receivable accounts and the pre- and post-modification account balances modified under the terms of a TDR during the nine months ended September 30, 2015 and 2014 were as follows:

	Number of Financing Receivable Accounts	Pre-Modification Balance Outstanding	Post-Modification Balance Outstanding
2015	880	$3,943	$3,625
2014	873	$5,929	$5,241

        The preceding table represents accounts modified under the terms of a TDR during the nine months ended September 30, 2015, whereas the following table represents accounts modified as a TDR between January 1, 2014 and September 30, 2015 that subsequently defaulted during the nine months ended September 30, 2015:

	Number of Financing Receivable Accounts	Balance at Default
Total	535	$2,346

        The following table represents accounts modified as a TDR between January 1, 2013 and September 30, 2014 that subsequently defaulted during the nine months ended September 30, 2014:

	Number of Financing Receivable Accounts	Balance at Default
Total	606	$3,637

Note 11. Share-Based Compensation

        Share-based compensation expense was as follows:

For the nine months ended September 30,	2015	2014
Deferred compensation arrangement	$3,692	$6,422
Stock compensation for directors' fees	621	69
Stock options, net of estimated forfeitures	16,098	18,606
Restricted stock awards	6,811	10,833
Stock options liability	—	784
Executive profits interest plan	—	87

Total	$27,222	$36,801

        Laureate recognizes these compensation costs on a straight-line basis over the requisite service period for all awards in which service is the only vesting condition. Laureate has also granted stock options, restricted stock awards, and profits interest awards in which the vesting is based on our

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 11. Share-Based Compensation (Continued)

performance metrics. The compensation expense for performance-based awards is recognized when the achievement of our performance metrics is considered probable on a graded expense attribution method.

        For both the nine months ended September 30, 2015 and the nine months ended September 30, 2014, we deemed it probable that we would achieve the 2015 and 2014 Equity Value performance targets, respectively, as defined in the Long-Term Incentive Plan (LTIP), and that the performance awards would vest. Accordingly, we recognized expense for these performance options during the nine months ended September 30, 2015 and 2014.

Share-based Deferred Compensation Arrangement

        We recognize expense for the share-based deferred compensation arrangement ratably based on the maximum 5% compound annual rate of return, which can be reduced based on the estimated fair value of Laureate's common stock if the compound annual rate of return is less than a 5% compound annual growth rate, subject to catch-up adjustments. As of September 30, 2015, the total liability recorded for the deferred compensation arrangement was $103,371, which is recorded as a current liability in Deferred compensation on the Consolidated Balance Sheet. Under the terms of the arrangement, $85,050 was payable on September 17, 2015, and the remainder is payable on September 17, 2016. However, the participants agreed to extend the payment that was due on September 17, 2015; see Note 20, Subsequent Events, for further discussion. As of December 31, 2014, the total liability recorded for the deferred compensation arrangement was $99,679, of which $82,165 was a current liability and the remaining $17,514 was noncurrent.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 12. Stockholders' Equity

        The components of net changes in stockholders' equity were as follows:

	Laureate Education, Inc. Stockholders
	Shares of common stock outstanding	Common stock	Additional paid-in capital	(Accumulated deficit) retained earnings	Accumulated other comprehensive (loss) income	Noncontrolling interests	Total stockholders' equity
Balance at December 31, 2014	531,894	$532	$2,688,877	$(1,093,300)	$(579,041)	$39,480	$1,056,548
Non-cash stock compensation to directors	16	—	621	—	—	—	621
Non-cash stock compensation stock options—employees	—	—	16,098	—	—	—	16,098
Non-cash stock compensation restricted stock	—	—	6,811	—	—	—	6,811
Exercise of stock options	44	—	204	—	—	—	204
Shares withheld for minimum employee tax withholding on vested awards, vesting of restricted stock and stock option exercises	(189)	—	(3,367)	—	—	—	(3,367)
Capital contribution from noncontrolling interest	—	—	—	—	—	469	469
Mandatory dividend to noncontrolling interest	—	—	(866)	—	—	—	(866)
Dividend to noncontrolling interest	—	—	—	—	—	(95)	(95)
Accretion of redeemable noncontrolling interests and equity	—	—	(9,602)	—	—	—	(9,602)
Reclassification of comprehensive income to redeemable noncontrolling interests and equity	—	—	—	—	—	(4,831)	(4,831)
Changes in noncontrolling interests	—	—	(1,554)	—	442	(2,254)	(3,366)
Net loss	—	—	—	(299,581)	—	(124)	(299,705)
Foreign currency translation adjustment, net of tax of $0	—	—	—	—	(359,946)	(3,304)	(363,250)
Unrealized gain on derivatives, net of tax of $0	—	—	—	—	2,850	—	2,850
Minimum pension liability adjustment, net of tax of $0	—	—	—	—	198	—	198

Balance at September 30, 2015	531,765	$532	$2,697,222	$(1,392,881)	$(935,497)	$29,341	$398,717

Accumulated Other Comprehensive Income (Loss)

        Accumulated other comprehensive income (AOCI) in our Consolidated Balance Sheets includes the accumulated translation adjustments arising from translation of foreign subsidiaries' financial statements, the unrealized losses on derivatives designated as cash flow hedges, and the accumulated

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 12. Stockholders' Equity (Continued)

net gains or losses that are not recognized as components of net periodic benefit cost for our minimum pension liability. The components of these balances were as follows:

	September 30, 2015			December 31, 2014
	Laureate Education, Inc.	Noncontrolling Interests	Total	Laureate Education, Inc.	Noncontrolling Interests	Total
Foreign currency translation (loss) gain	$(905,694)	$(2,087)	$(907,781)	$(546,190)	$1,659	$(544,531)
Unrealized losses on derivatives	(16,030)	—	(16,030)	(18,880)	—	(18,880)
Minimum pension liability adjustment	(13,773)	—	(13,773)	(13,971)	—	(13,971)

Accumulated other comprehensive (loss) income	$(935,497)	$(2,087)	$(937,584)	$(579,041)	$1,659	$(577,382)

Note 13. Derivative Instruments

        In the normal course of business, our operations are exposed to fluctuations in foreign currency values and interest rate changes. We may seek to control a portion of these risks through a risk management program that includes the use of derivative instruments.

        The interest and principal payments for Laureate's senior long-term debt arrangements are to be paid primarily in USD. Our ability to make debt payments is subject to fluctuations in the value of the USD against foreign currencies, since a majority of our operating cash used to make these payments is generated by subsidiaries with functional currencies other than the USD. As part of our overall risk management policies, Laureate has entered into foreign currency swap contracts and floating-to-fixed interest rate swap contracts. In addition, we occasionally enter into foreign exchange forward swap agreements to reduce the earnings impact of other non-functional currency-denominated receivables and payables.

        We do not enter into speculative or leveraged transactions, nor do we hold or issue derivatives for trading purposes. We generally intend to hold our derivatives until maturity.

        Laureate reports all derivatives at fair value. These contracts are recognized as either assets or liabilities, depending upon the derivative's fair value. Gains or losses associated with the change in the fair value of these swaps are recognized in our Consolidated Statements of Operations on a current basis over the term of the contracts, unless designated and effective as a hedge. For swaps that are designated and effective as cash flow hedges, gains or losses associated with the change in fair value of the swaps are recognized in our Consolidated Balance Sheets as a component of AOCI and amortized into earnings as a component of Interest expense over the term of the related hedged items.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 13. Derivative Instruments (Continued)

        The reported fair value of our derivatives, which are primarily classified in Derivative instruments on our Consolidated Balance Sheets, were as follows:

	September 30, 2015	December 31, 2014
Derivatives designated as hedging instruments:
Long-term liabilities:
Interest rate swaps	$16,030	$18,879
Derivatives not designated as hedging instruments:
Long-term liabilities:
Cross currency and interest rate swaps	6,012	4,755
Interest rate swaps	591	621

Total derivative instrument liabilities	$22,633	$24,255

Derivatives Designated as Hedging Instruments

Interest Rate Swaps

        In September 2011, Laureate entered into two forward interest rate swap agreements with notional amounts of $450,000 and $300,000, respectively. We have designated these derivatives as cash flow hedges. The swaps were associated with existing debt, and effectively fix interest rates on existing variable-rate borrowings in order to manage our exposure to future interest rate volatility. Both swaps have an effective date of June 30, 2014 and mature on June 30, 2017. The terms of the swaps require Laureate to pay interest on the basis of fixed rates of 2.61% on the $450,000 notional amount swap and 2.71% on the $300,000 notional amount swap, and receive interest for both swaps on the basis of three-month LIBOR, with a floor of 1.25%. During the three and nine months ended September 30, 2015, we reclassified $2,687 and $7,973, respectively, from AOCI into income. During the next 12 months, approximately $11,300 is expected to be reclassified from AOCI into income. Laureate determines the effectiveness of these swaps using the hypothetical derivative method. During both the nine months ended September 30, 2015 and 2014, the amount of gain or loss recognized in income on the ineffective portion of derivative instruments designated as hedging instruments was $0, as the swaps were 100% effective. As of September 30, 2015 and December 31, 2014, these interest rate swaps had an estimated fair value of $16,030 and $18,879, respectively.

        The tables below show the total recorded unrealized gain (loss) of these swaps in Comprehensive income (loss). The impact of derivative instruments designated as hedging instruments on Comprehensive income (loss), Interest expense and AOCI for the nine months ended September 30, 2015 were as follows:

	Gain (Loss) Recognized in Comprehensive Income (Loss) (Effective Portion)			Loss Reclassified from AOCI to Income (Effective Portion)
			Income Statement Location
	2015	2014		2015	2014
Interest rate swaps	$2,850	$(1,212)	Interest expense	$(7,973)	$(2,687)

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 13. Derivative Instruments (Continued)

Derivatives Not Designated as Hedging Instruments

USD to Swiss Franc (CHF) Foreign Currency Forward Swaps

        On May 28, 2015, Laureate entered into two USD to CHF foreign exchange forward swap agreements. These swaps are intended to hedge the currency effects of the strengthening USD for anticipated cash outlays in CHF over the next seven months for a tax payment, along with expected working capital requirements. We executed an initial conversion of CHF 18,700 to US $19,840, using two swaps. The first swap had a notional amount of CHF 9,000 and matured on September 1, 2015 at a fixed exchange rate of $0.9459 resulting in a realized loss of $155. The second swap has a notional amount of CHF 9,700 and matures on January 5, 2016 at a fixed exchange rate of $0.9394. For accounting purposes, the swaps were not designated as hedging instruments. As of September 30, 2015, the remaining swap has an estimated fair value of $327, and is included in Derivative instruments as a component of Long-term liabilities on the Consolidated Balance Sheet.

USD to CLP Cross Currency and Interest Rate Swaps

        During 2007, Laureate entered into a $400,000 USD to CLP, cross currency, floating-to-fixed interest rate swap agreement (the USD to CLP cross currency and interest rate swap). This swap matured and was settled on August 18, 2014. This swap converted $400,000 of our USD-denominated, floating-rate debt to a fixed-rate CLP-denominated debt. CLP was chosen because a significant amount of our earnings are generated in Chile. The cross currency and interest rate swap agreement was intended to provide a better correlation between our debt obligations and operating currencies. The cross currency and interest rate swap was not designated as a hedge for accounting purposes.

        In November 2013, we entered into two foreign exchange forward swap agreements to buy CLP and sell USD on the same August 18, 2014 settlement date as the $400,000 USD to CLP cross currency and interest rate swap. This locked in the net amount that we paid on August 18, 2014 to settle the cross currency portion of the USD to CLP cross currency and interest rate swap. The two forward swaps executed in November 2013 were not designated as hedges for accounting purposes.

        The total payment made for these swaps on the August 18, 2014 settlement date was $14,689.

Interest Rate Swaps

        In December 2008, Laureate entered into an interest rate swap agreement with an original notional amount of $181,563, which decreases periodically based on the terms of the agreement. The notional amount was $142,563 as of December 31, 2013. This swap was not associated with any additional debt, but rather effectively fixed interest rates on existing variable-rate borrowings. The terms of this swap required Laureate to pay on the basis of a fixed rate of 2.48% and receive interest on the basis of three-month LIBOR. This swap matured on August 17, 2014, at which time Laureate made a payment of $424.

        In January 2009, Laureate entered into an interest rate swap agreement with a notional amount of $185,000. This swap was established to effectively fix interest rates on existing variable-rate borrowings, and required Laureate to pay interest on the basis of a fixed rate of 2.30% and receive interest on the

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 13. Derivative Instruments (Continued)

basis of three-month LIBOR. This swap matured on August 17, 2014, at which time Laureate made a payment of $970.

CLP to Unidad de Fomento (UF) Cross Currency and Interest Rate Swaps

        The cross currency and interest rate swap agreements are intended to provide a better correlation between our debt obligations and operating currencies. In 2010, one of our subsidiaries in Chile entered into four cross currency and interest rate swap agreements. One of the swaps matures on December 1, 2024, and the remaining three mature on July 1, 2025 (the CLP to UF cross currency and interest rate swaps). The UF is a Chilean inflation-adjusted unit of account. The four swaps have an aggregate notional amount of approximately $31,000, and convert CLP-denominated, floating-rate debt to fixed-rate UF-denominated debt. The CLP to UF cross currency and interest rate swaps were not designated as hedges for accounting purposes. As of September 30, 2015 and December 31, 2014, these swaps had an estimated fair value of $5,685 and $4,755, respectively.

THINK Interest Rate Swaps

        Laureate acquired THINK on December 20, 2013, and financed a portion of the purchase price by borrowing AUD 45,000 (approximately US $31,599 at September 30, 2015) under a syndicated facility agreement in the form of two term loans of AUD 22,500 each. The terms of the syndicated facility agreement required THINK to enter into an interest rate swap within 45 days from the agreement's December 20, 2013 effective date, in order to convert at least 50% of the AUD 45,000 of term loan debt from a variable interest rate based on the BBSY bid rate, an Australia bank rate, to a fixed interest rate. Accordingly, on January 31, 2014, THINK executed an interest rate swap agreement with an original notional amount of AUD 22,500 to satisfy this requirement and converted AUD 22,500 (US $15,800 at September 30, 2015) of the variable rate component of the term loan debt to a fixed interest rate of 3.86%. The notional amount of the swap decreases quarterly based on the terms of the agreement, and the swap matures on December 20, 2018. This interest rate swap was not designated as a hedge for accounting purposes, and had an estimated fair value of $591 and $621 at September 30, 2015 and December 31, 2014, respectively.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 13. Derivative Instruments (Continued)

        Components of the reported Loss on derivatives not designated as hedging instruments in the Consolidated Statements of Operations were as follows:

For the nine months ended September 30,	2015	2014
Unrealized (Loss) Gain
Cross currency, interest rate, and forward swaps	$(2,072)	$26,527
Interest rate swaps	(53)	4,307

	(2,125)	30,834
Realized Loss
Cross currency and interest rate swaps	(336)	(27,787)
Interest rate swaps	(157)	(5,067)

	(493)	(32,854)
Total (Loss) Gain
Cross currency, interest rate, and forward swaps	(2,408)	(1,260)
Interest rate swaps	(210)	(760)

(Loss) gain on derivative instruments, net	$(2,618)	$(2,020)

Cash Payments for Derivatives

        Laureate was required to make periodic net cash payments for the interest rate swaps and the USD to CLP cross currency and interest swap of $492 and $33,073 for the nine months ended September 30, 2015 and 2014, respectively. In addition, Laureate received net cash payments of $0 and $219 for the nine months ended September 30, 2015 and 2014, respectively, related to the CLP to UF cross currency and interest rate swaps. The net cash payments are recorded as a realized component of (Loss) gain on derivatives in the Consolidated Statements of Operations. During the nine months ended September 30, 2015, Laureate was required to make net cash payments of $7,973 for the interest rate swaps designated as hedging instruments. These cash payments are recorded in Interest expense.

Credit Risk and Credit-Risk-Related Contingent Features

        Laureate's derivatives expose us to credit risk to the extent that the counterparty may possibly fail to perform its contractual obligation. The amount of our credit risk exposure is equal to the fair value of the derivative when any of the derivatives are in a net gain position. As of September 30, 2015, none of our derivatives were in a net gain position.

        Laureate has limited its credit risk by only entering into derivative transactions with highly rated major financial institutions. We have not entered into collateral agreements with our derivatives' counterparties. Based on the global rating agency of Moody's Investor Service at September 30, 2015 and December 31, 2014, one institution was rated A1, one institution was rated A2, two institutions were rated Aa2, and one institution was rated Baa3. These institutions accounted for all of Laureate's derivative credit risk exposure.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 13. Derivative Instruments (Continued)

        Laureate's agreements with its derivative counterparties contain a provision under which we could be declared in default on our derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to a default on the indebtedness. As of September 30, 2015 and December 31, 2014, we had not breached any default provisions, and had not posted any collateral related to these agreements. If we had breached any of these provisions, we could have been required to settle the obligations under the derivative agreements for an amount that we believe would approximate their net estimated fair value of $22,633 as of September 30, 2015 and $24,255 as of December 31, 2014.

Note 14. Income Taxes

        Laureate uses the liability method to account for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For interim purposes, we also apply ASC 740-270, "Income Taxes—Interim Reporting."

        Laureate's income tax provisions for all periods consist of federal, state, and foreign income taxes. The tax provisions for the nine months ended September 30, 2015 and 2014 were based on estimated full-year effective tax rates, after giving effect to significant items related specifically to the interim periods, including the mix of income for the period between higher-taxed and lower-taxed jurisdictions. Laureate has operations in multiple countries, many of which have statutory tax rates lower than the United States. Generally, lower tax rates in these foreign jurisdictions along with Laureate's intent and ability to indefinitely reinvest foreign earnings outside of the United States results in an effective tax rate significantly lower than the statutory rate in the United States.

        During 2010 and 2013, the Group was notified by the Spanish Tax Authorities (STA) that two tax audits of our Spanish subsidiaries were being initiated for 2006 through 2007, and for 2008 through 2010, respectively. On June 29, 2012, the STA issued a final assessment to Iniciativas Culturales de España, S.L. (ICE), our Spanish holding company, for EUR 11,936 (US $13,351 at September 30, 2015), including interest, for the 2006 through 2007 period. Laureate has appealed this final assessment related to the 2006 through 2007 period, and issued a cash-collateralized letter of credit in July 2012 for the assessment amount, in order to continue the appeal process. In October 2015, the STA issued a final assessment to ICE for the 2008 through 2010 period for approximately EUR 17,200 (approximately US $19,200 at September 30, 2015). In order to continue the appeals process, we have issued a cash-collateralized letter of credit for the assessment amount plus interest and surcharges.

        During the quarter ended June 30, 2015, the Company reassessed its position regarding the ICE tax audit matters as a result of recent adverse decisions from the Spanish Supreme Court and Spanish National Court on cases for taxpayers with similar facts, and determined that it could no longer support a more-likely-than-not position. As a result, during 2015, the Company has recorded a provision totaling EUR 37,610 (approximately US $42,100) for the period January 1, 2006 through September 30, 2015. The Company plans to continue the appeals process for the periods already audited and assessed.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 15. Earnings (Loss) Per Share

        Laureate computes basic earnings per share (EPS) by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted EPS reflects the potential dilution that would occur if share-based compensation awards/arrangements or contingently issuable shares were exercised or converted into common stock. To calculate the diluted EPS, the basic weighted average number of shares is increased by the dilutive effect of stock options, restricted stock and other share-based compensation arrangements determined using the treasury stock method.

        The following table summarizes the computations of basic and diluted earnings per share:

For the nine months ended September 30,	2015	2014
Numerator used in basic and diluted earnings (loss) per common share:
Loss from continuing operations attributable to Laureate Education, Inc.	$(299,581)	$(205,253)
Accretion of redemption value of redeemable noncontrolling interests and equity	(9,602)	(8,086)
Adjusted for: accretion related to noncontrolling interests and equity redeemable at fair value	6,637	415

Net loss available to common stockholders	$(302,546)	$(212,924)

Denominator used in basic and diluted earnings (loss) per common share:
Basic and diluted weighted average shares outstanding	531,765	530,401
Basic and diluted loss per share:	$(0.57)	$(0.40)

        The following table summarizes the number of outstanding stock options and shares of restricted stock that were excluded from the diluted EPS calculations because the effect would have been antidilutive, due to net losses for the periods presented:

For the nine months ended September 30,	2015	2014
Stock options	41,292	38,795
Restricted stock and restricted stock units	917	682

Note 16. Related Party Transactions

Corporate

Transactions between Laureate and Santa Fe University of Arts and Design (SFUAD)

        During 2014, Laureate entered into a new shared services agreement with SFUAD that replaced the shared services agreement previously entered into in 2009. Laureate provides SFUAD with certain management consulting, legal, tax, finance, accounting, treasury, human resources, and network entry services. The new shared services agreement has a term of five years and automatically renews for two year periods thereafter, unless terminated by either party. As of September 30, 2015, Laureate recorded a Related party receivable from SFUAD of $3,309 pursuant to the shared services agreement, which was collected during the fourth quarter of 2015. As of December 31, 2014, Laureate had recorded a receivable from SFUAD of $4,186 related to the shared services agreement, which was collected during the first quarter of 2015.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 16. Related Party Transactions (Continued)

        During 2013, 14 Laureate institutions entered into partnership agreements with SFUAD (the Global Partnership agreements). These Global Partnership agreements have an initial term of five years and provide Laureate students with educational opportunities to study certain academic programs at SFUAD. Under the terms of these agreements, the partnering Laureate institutions commit to pay SFUAD an annual amount each calendar year, which SFUAD then bills to the Laureate institutions on a quarterly basis. The Global Partnership agreements can be unilaterally canceled by either SFUAD or the Laureate institutions with at least six months' prior written notice; however any remaining unpaid commitment amount for that calendar year is still contractually owed to SFUAD. As of September 30, 2015 and December 31, 2014, Laureate recorded a related party payable to SFUAD of $447 and $359, respectively, for unpaid commitments that we are obligated to pay to SFUAD under the Global Partnership agreements.

Transactions between Laureate and HSM Group Management Focus Europe Global S. L. (HSM)

        On March 5, 2015, Laureate completed the sale of its interest in HSM. The total purchase price was approximately $9,500, less HSM's bank debt and other adjustments. Upon closing of the sale on March 5, 2015, Laureate received cash proceeds of approximately $5,000, which are included in Proceeds from investments in affiliates on the 2015 Consolidated Statement of Cash Flows. As required by the agreement, Laureate's loans receivable from HSM, along with all unpaid interest, took first priority in the allocation of the sale proceeds. After collection of the loans receivable and accrued interest, which totaled approximately $2,300, and payment of certain costs related to the sale, Laureate recognized a net gain of approximately $2,000 in Equity in net loss of affiliates, net of tax, for the nine months ended September 30, 2015.

Europe

Morocco

Transactions between Laureate and Noncontrolling Interest Holder of Laureate Somed Education Holding SA (LSEH)

        LSEH is 60% owned and consolidated by Laureate and is the entity that operates Université Internationale de Casablanca, our institution in Morocco. The 40% noncontrolling interest holder of LSEH has made loans to LSEH, and as of December 31, 2014 we had a related party payable of $10,881 to the noncontrolling interest holder for the loans' outstanding balance.

        During the first quarter of 2015, the noncontrolling interest holder made an additional loan to LSEH for Moroccan Dirhams (MAD) 3,600 (US $364), which matures in September 2016 and bears interest at 4.5% per annum. During the second quarter of 2015, the noncontrolling interest holder made two loans in the amounts of MAD 2,800 (US $281), and MAD 2,600 (US $267), both of which bear interest at 4.5% per annum and mature in September 2016. Also during the second quarter of 2015, the noncontrolling interest holder made an additional loan in the amount of MAD 3,200 (US $329) which bears interest at 4.5% per annum and matures in December 2016. During the quarter ended September 30, 2015, the noncontrolling interest holder made two additional loans in the amounts of MAD 3,200 (US $325) and MAD 1,600 (US $164), both of which bear interest at 4.5% per annum and mature in December 2016.The proceeds from these loans have been included in the

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 16. Related Party Transactions (Continued)

financing activities section of the Consolidated Statement of Cash Flows as Noncontrolling interest holder's loan to subsidiaries. As the 60% majority owner, Laureate has also made loans to LSEH for 60% of the total amount borrowed, which eliminate in consolidation. As of September 30, 2015, we had total related party payables of $11,665 to the noncontrolling interest holder of LSEH for the outstanding balance of these loans.

AMEA

China

Transactions between Laureate and Noncontrolling Interest Holders of Hunan International Economics University (HIEU)

        A portion of HIEU's real property, including land and buildings, is pledged as collateral for personal loans that certain noncontrolling interest holders of HIEU have entered into with third-party banks. The balances owed by the noncontrolling interest holders on these personal loans total approximately $15,000. In December 2013, the noncontrolling interest holders of HIEU signed an agreement with Laureate and committed to: (1) remove all encumbrances on HIEU's real property no later than September 30, 2014 and (2) complete the transfer of title relating to the encumbered real property to HIEU no later than December 31, 2014. Under the terms of this agreement, the noncontrolling interest holders also agreed to pay any and all transfer taxes, fees and other costs that are required in connection with the removal of the encumbrances and the transfer of titles, which are estimated to be approximately $2,000. As collateral for their performance under the agreement, the noncontrolling interest holders pledged to Laureate their 30% equity interest in HIEU. The noncontrolling interest holders of HIEU did not complete their commitment to remove the encumbrances on HIEU's real property by September 30, 2014, or complete the transfer of the real property by December 31, 2014. Under the terms of the agreement, Laureate has the right to obtain the noncontrolling interest holders' 30% equity interest. Management is currently evaluating its options in this matter. As of September 30, 2015 and December 31, 2014, Laureate's net carrying value of the encumbered real property was approximately $13,700 and $14,300, respectively.

        In addition to the performance obligations in the December 2013 agreement for the encumbered property as described above, the noncontrolling interest holders are required under the 2009 HIEU purchase agreement to obtain the titles of certain other buildings for HIEU. The noncontrolling interest holders are also obligated to pay any and all government fees and other costs, which are estimated to be approximately $4,200, required in connection with obtaining the titles for these buildings. These buildings are not encumbered and HIEU has title to the land. The noncontrolling interest holders also occupy and conduct other non-HIEU business in five buildings that we have title to, and do not pay rent to HIEU for the use of these facilities.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 16. Related Party Transactions (Continued)

GPS

United States

Transactions between Laureate and Noncontrolling Interest Holder of St. Augustine

        During the nine months ended September 30, 2015, St. Augustine made tax distributions to its 20% noncontrolling interest holder of $2,016, as provided for in St. Augustine's operating agreement.

Note 17. Legal and Regulatory Matters

        Laureate is subject to legal proceedings arising in the ordinary course of business. In management's opinion, we have adequate legal defenses, insurance coverage, and/or accrued liabilities with respect to the eventuality of these actions. Management believes that any settlement would not have a material impact on Laureate's financial position, results of operations, or cash flows.

United States Postsecondary Education Regulation

        The Company, through its GPS segment, operates five postsecondary educational institutions in the United States (U.S. Institutions). The U.S. Institutions are subject to extensive regulation by federal and state governmental entities as well as accrediting bodies. The Higher Education Act (HEA), and the regulations promulgated thereunder by the DOE, subject the U.S. Institutions to ongoing regulatory review and scrutiny. The U.S. Institutions must also comply with a myriad of requirements in order to participate in Title IV federal financial aid programs under the HEA (Title IV programs).

        In particular, to participate in the Title IV programs under currently effective DOE regulations, an institution must be authorized to offer its educational programs by the relevant state agencies in the states in which it is located, accredited by an accrediting agency that is recognized by the DOE, and also certified by the DOE. In determining whether to certify an institution, the DOE closely examines an institution's administrative and financial capability to administer Title IV program funds.

        Pursuant to DOE requirements, the U.S. Institutions conduct periodic reviews and audits of their compliance with the Title IV program requirements. None of the U.S. Institutions have been notified of any significant noncompliance that might result in loss of its certification to participate in the Title IV programs. Management believes that there are no matters of regulatory noncompliance that could have a material effect on the accompanying Consolidated Financial Statements.

        Changes in or new interpretations of applicable laws, DOE rules, or regulations could have a material adverse effect on the U.S. Institutions' eligibility to participate in the Title IV programs. On October 29, 2010, the DOE published a Final Rule amending its regulations in a number of areas related to an institution's eligibility to participate in the Title IV programs. Most of these regulatory changes became effective July 1, 2011, with others becoming effective as of July 1, 2012. During a negotiated rulemaking committee process that occurred between September 2013 and December 2013, the DOE proposed draft regulatory language for discussion by the negotiators that would establish specific standards for purposes of the HEA requirement that, to be eligible for Title IV program funds, certain programs of study prepare students for "gainful employment in a recognized occupation." As the negotiated rulemaking committee did not reach consensus on the regulation, the DOE issued its own notice of proposed rulemaking on March 25, 2014. On October 30, 2014, the DOE issued a final

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 17. Legal and Regulatory Matters (Continued)

rule on gainful employment that became effective July 1, 2015. The Company is currently evaluating this rule and determining its impact on our operations.

        Between February and May 2014, the DOE convened a negotiated rulemaking committee to prepare proposed regulations to address program integrity and improvement issues for the Title IV programs ("Program Integrity Rulemaking") including but not limited to updating eligibility standards for student and parent borrowers under the federal Direct PLUS loan program, cash management of Title IV funds, state authorization for programs offered through distance education and state authorization for foreign locations of institutions. As this negotiated rulemaking committee did not reach consensus on all of the issues before it, on August 8, 2014, the DOE published a proposed rule for public comment regarding federal Direct PLUS loan program eligibility, following which a final rule was issued on October 23, 2014 and that took effect July 1, 2015. On May 18, 2015, the DOE published proposed regulations for comment regarding cash management of Title IV funds, the eligibility of repeated coursework for purposes of a student's enrollment status and receipt of Title IV funds, and the measurement of programs in credit hours versus clock hours for Title IV purposes. On October 30, 2015, the DOE published final program integrity regulations. A majority of the provisions of the regulations will take effect on July 1, 2016, and others will take effect on later dates in 2016 and 2017. The final regulations concerning cash management require, among other things, that institutions subject to heightened cash monitoring procedures for disbursements of Title IV funds must, effective July 1, 2016, pay to students any applicable Title IV credit balances before requesting such funds from the DOE.

        During a separate negotiated rulemaking committee process that occurred between January and April 2014, the DOE proposed draft regulatory language to implement changes to the Jeanne Clery Disclosure of Campus Security Policy and Campus Crime Statistics Act ("Clery Act") required by March 2013 amendments to the Violence Against Women Act. At the final meeting of the negotiated rulemaking committee on April 1, 2014, the committee reached consensus on the Department's proposed regulations, which were subsequently published for a 30-day public comment period on June 20, 2014. On October 20, 2014, the DOE published the final rule amending its Clery Act regulations, which is effective July 1, 2015. Between February and April 2015, the DOE convened another negotiated rulemaking committee to prepare regulations to establish a new Pay as You Earn repayment plan for those not covered by the existing Pay as You Earn Repayment Plan in the Federal Direct Loan Program, and also to establish procedures for Federal Family Education Loan Program loan holders to use to identify U.S. military servicemembers who may be eligible for a lower interest rate on their federal student loans under the Servicemembers Civil Relief Act. The committee reached consensus during its final session on a set of proposed regulations. The DOE published proposed regulations for comment on July 9, 2015, and on October 30, 2015, issued final regulations. The Pay as You Earn Repayment Plan provisions will take effect in December 2015 and a majority of the remaining provisions of the regulations will take effect on July 1, 2016. Also, on August 20, 2015, the DOE published notice of a new negotiated rulemaking process to clarify how direct loan borrowers who believe they were defrauded by their institutions can seek relief and to strengthen provisions to hold institutions accountable for their wrongdoing that results in loan discharges. In September 2015, President Obama announced the DOE's launch of a revised "College Scorecard" website that provides access to national data on college costs, graduation rates, debt and post-college earnings, including data regarding our U.S. Institutions. In addition, in November 2015, the DOE issued comparative data

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 17. Legal and Regulatory Matters (Continued)

regarding DOE-recognized accreditation agencies and the institutions they accredit, which include median debt, repayment rates, completion rates and median earnings. To the extent such data gives rise to negative perceptions of our U.S. Institutions or of proprietary educational institutions generally, our reputation and business could be materially adversely affected.

        We are unable to predict what additional actions the DOE may take, or the effect of its rulemaking processes on our business. Additionally, the United States Congress has initiated a series of hearings regarding its prospective reauthorization of the HEA and potential changes to the Title IV programs. Any new or changed regulations from the DOE, or changes to the HEA and Title IV programs, could reduce enrollments, impact tuition prices, increase the cost of doing business and otherwise have additional material adverse effects on the financial condition, cash flows and operations of some or all of the U.S. Institutions.

        The proprietary education industry is experiencing broad-based, intensifying scrutiny in the form of increased investigations and enforcement actions. In October 2014, the DOE announced that it will be leading an interagency task force composed of the DOE, the U.S. Federal Trade Commission (the FTC), the U.S. Departments of Justice, Treasury and Veterans Affairs, the Consumer Financial Protection Bureau (CFPB), the Securities and Exchange Commission (SEC), and numerous state attorneys general. The FTC has also recently issued civil investigative demands to several other U.S. proprietary educational institutions, which require the institutions to provide documents and information related to the advertising, marketing, or sale of secondary or postsecondary educational products or services, or educational accreditation products or services. The CFPB has also initiated a series of investigations against other U.S. proprietary educational institutions alleging that certain institutions' lending practices violate various consumer finance laws. In addition, attorneys general in several states have become more active in enforcing consumer protection laws, especially related to recruiting practices and the financing of education at proprietary educational institutions. In addition, several state attorneys general have recently partnered with the CFPB to review industry practices. If our past or current business practices are found to violate applicable consumer protection laws, or if we are found to have made misrepresentations to our current or prospective students about our educational programs, we could be subject to monetary fines or penalties and possible limitations on the manner in which we conduct our business.

Brazilian Regulation

        Through our LatAm segment, we operate 13 post-secondary education institutions in Brazil. The responsibility of the federal government in regulating, monitoring and evaluating higher education institutions and undergraduate programs is exercised by the Brazilian Ministry of Education (the MEC), along with a number of related federal agencies and offices. The MEC is the highest authority of the higher education system in Brazil and has the power to: regulate and monitor the federal system of higher education in terms of its quality and standards, confirm decisions regarding the accreditation and reaccreditation of institutions of higher education; confirm evaluation criteria; confirm regulatory proposals; and issue and implement rules that govern the delivery of higher education services, including aspects like adherence by higher education institutions to the rules for federal education subsidy programs like Pronatec, Prouni and Fundo de Financiamento ao Estudante do Ensino Superior (the FIES Program, or FIES), through one or more of which all of our institutions enroll students. Additionally, Brazilian law requires that almost all change-of-control transactions by

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 17. Legal and Regulatory Matters (Continued)

Laureate receive the prior approval of the Brazilian antitrust authority, the Conselho Administrativo de Defesa Econômica (CADE).

        As noted above, Laureate's institutions in Brazil participate in the FIES Program, which targets students from low socio-economic backgrounds enrolled at private post-secondary institutions. Eligible students receive loans with below-market interest rates that are required to be repaid after an 18-month grace period upon graduation. FIES pays participating educational institutions tax credits which can be used to pay certain federal taxes and social contributions. FIES also repurchases excess credits for cash. As part of the FIES Program, our institutions are obligated to pay up to 15% of any student default. The default obligation increases to up to 30% of any student default if the institution is not current with its federal taxes. FIES withholds between 1% and 3% of tuition paid to the institutions to cover any potential student defaults ("holdback"). If the student pays 100% of their loan, the withheld amounts will be paid to the participating education institutions.

        Since February 2014, all new students who participate in FIES must also enroll in the Fundo de Garantia de Operações de Crédito Educativo (FGEDUC). FGEDUC is a government-mandated, private guarantee fund administered by the Bank of Brazil that allows participating educational institutions to insure themselves for 90% (or 13.5% of 15%) of their losses related to student defaults under the FIES program. The cost of the program is 5.63% of a student's full tuition. Similar to FIES, the administrator withholds 5.63% of a student's full tuition to fund the guarantee by FGEDUC.

        As of September 30, 2015, approximately 21% of our total students in Brazil participate in FIES, representing approximately 26% of our 2015 revenues.

        In December 2014, the MEC along with FNDE, the agency that directly administers FIES, announced several significant rule changes to the FIES program beginning in 2015. These changes limit the number of new participants and the annual budget of the program, and delay payments due to the participating post-secondary institution. The first change implements a minimum score on the high school achievement exam in order to enroll in the program. The second change alters the schedule for the payment and repurchase of credits as well as limits the opportunities for post-secondary institutions to sell any unused credits such that there is a significant delay between the time the post-secondary institution provides the educational services to the students and the time it receives payment from the government for 2015. In addition to these rule changes, FNDE implemented a policy for current students' loan renewals for 2015, which provides that returning students may not finance an amount that increases by more than 6.41% from the amount financed in the previous semester, regardless of any increases in tuition or in the number of courses in which the student is enrolled, a policy that we believe violates the applicable law. Moreover, the online enrollment and re-enrollment system that all post-secondary institutions and students must use to access the program has experienced numerous technical and programming faults that have also interfered with the enrollment and re-enrollment process. Numerous challenges to these changes and requests for judicial relief from the system's faults have been filed in the Brazilian courts, most of which are pending.

        MEC released new FIES regulations in July 2015 (Normative Ordinances Nos. 08 and 10), which supplement and amend the rules that were previously released. Among other changes, these Normative Ordinances revised the rules for student eligibility and classification, higher education institution participation and selection of the vacancies that will be offered to the students.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 17. Legal and Regulatory Matters (Continued)

        Regarding student eligibility under the new rules, applicants will have to meet all of the following requirements: (i) have a gross household income of not more than 2.5 times the minimum wage per capita (the previous criterion was gross household income of not more than 20 times the minimum wage for all family members); (ii) not have a higher education degree; and (iii) have taken the National High School Proficiency Exam (ENEM) at least once since 2010, with a minimum score of 450 points, and have a score greater than zero in the test of writing.

        In addition, the participating post-secondary institution must sign a participation agreement that contains its proposal of the number of vacancies offered and the following information per shift (morning, evening) and campus location: (i) tuition gross amount for the entire course, including all semesters; (ii) total tuition gross amount per course for the first semester, which must reflect at least a five percent discount to the course list price; and (iii) the number of vacancies that will be offered through the FIES selection process. Only courses with scores of 3, 4 or 5 in the National Higher Education Evaluation System (SINAES) evaluation are eligible to receive FIES students.

        The selection of vacancies by MEC to be offered to the students will be based on the following criteria: (i) FIES budget and the availability of resources; (ii) course score under SINAES's evaluation; (iii) priority courses, as defined by the government (pedagogy, engineering and health sector courses); and (iv) regionality—vacancies offered in the Northeast, North and Central-West regions will have priority over those offered in the South and Southeast regions.

        In 2015, FNDE presented a new payment proposal to the post-secondary institutions, in which FNDE would permit FIES students to borrow money to cover annual tuition increases up to 8.5%, and the post-secondary institutions would not attempt to collect from the FIES students any differences above 8.5% and the actual tuition increase. Moreover, the institutions would withdraw any lawsuit filed against the government with respect to this subject.

        These program changes and systemic faults had an adverse impact on us in 2015.

Note 18. Fair Value Measurement

        Fair value is defined as the price that would be received to sell an asset or paid to settle a liability in an orderly transaction between market participants at the measurement date. Accounting standards utilize a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels, which are described below:

  •
  Level 1—Quoted prices (unadjusted) for identical assets or liabilities in active markets;

  •
  Level 2—Observable inputs other than quoted prices that are either directly or indirectly observable for the asset or liability; and

  •
  Level 3—Unobservable inputs that are supported by little or no market activity.

        These levels are not necessarily an indication of the risk of liquidity associated with the financial assets or liabilities disclosed. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement, as required under ASC 820-10.

        Laureate's deferred compensation plan assets and derivative instruments are its only assets and liabilities that are adjusted to fair value each reporting period.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 18. Fair Value Measurement (Continued)

        Deferred compensation plan assets—Laureate has a DCP that is offered to certain executive employees and members of our Board of Directors. The plan assets under the DCP primarily consist of variable universal life insurance contracts. These insurance contracts are recorded at their estimated fair value based on the trust administrator's determination of the insurance contracts' total unit value, which is based on unadjusted third-party Net Asset Value (NAV) pricing information from the underlying funds in which the insurance premiums are invested. Laureate has concluded that the fair values of these assets are based on unobservable inputs, or Level 3 assumptions.

        Derivative instruments—Laureate uses derivative instruments as economic hedges for bank debt and interest rate risk. Their values are derived using valuation models commonly used for derivatives. These valuation models require a variety of inputs, including contractual terms, market prices, forward-price yield curves, notional quantities, measures of volatility and correlations of such inputs. Our valuation models also reflect measurements for credit risk. Laureate concluded that the fair values of our derivatives are based on unobservable inputs, or Level 3 assumptions. The significant unobservable input used in the fair value measurement of the Company's derivative instruments is our own credit risk. Holding other inputs constant, a significant increase (decrease) in our own credit risk would result in a significantly lower (higher) fair value measurement for the Company's derivative instruments.

        Laureate's financial assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2015 were as follows:

	Total	Level 1	Level 2	Level 3
Assets
Deferred compensation plan assets	$9,968	$—	$—	$9,968
Liabilities
Derivative instruments	$22,633	$—	$—	$22,633

        Laureate's financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2014 were as follows:

	Total	Level 1	Level 2	Level 3
Assets
Deferred compensation plan assets	$10,561	$—	$—	$10,561
Liabilities
Derivative instruments	$24,255	$—	$—	$24,255

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 18. Fair Value Measurement (Continued)

        The changes in our Level 3 instruments measured at fair value on a recurring basis for the nine months ended September 30, 2015 were as follows:

	Deferred Compensation Plan Assets	Derivative Instruments, net	Total Level 3 Assets (Liabilities)
Balance December 31, 2014	$10,561	$(24,255)	$(13,694)
Losses included in earnings:
Unrealized losses, net	(483)	(2,125)	(2,608)
Realized losses, net	—	(493)	(493)
Included in other comprehensive income	—	2,850	2,850
Purchases and settlements:
Purchases	101	—	101
Settlements	(211)	493	282
Currency translation adjustment	—	897	897

Balance September 30, 2015	$9,968	$(22,633)	$(12,665)

Unrealized losses, net relating to assets and liabilities held at September 30, 2015	$(483)	$(2,125)	$(2,608)

        The following table presents quantitative information regarding the significant unobservable inputs utilized in the fair value measurements of the Company's assets and liabilities classified as Level 3 for the nine months ended September 30, 2015:

	Fair Value at September 30, 2015	Valuation Technique	Unobservable Input	Range/Input Value
Derivative instruments, net	$22,633	Discounted Cash Flow	Own credit risk	9.76%

Note 19. Guarantor and Non-Guarantor Financial Information

        Laureate Education, Inc. (the Issuer) issued $1,400,000 aggregate principal amount of 9.250% Senior Notes due 2019 (the Senior Notes due 2019). The Senior Notes due 2019 are fully and unconditionally guaranteed, jointly and severally, on an unsecured senior basis, by each of Laureate's wholly owned domestic subsidiaries that guarantee Laureate's obligations under the Senior Secured Credit Facility. The following financial statement information is provided for such Guarantor/Non-Guarantor Subsidiaries, to satisfy the disclosure requirements of Rule 3-10 of Regulation S-X.

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 19. Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Operations

For the nine months ended September 30, 2015

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$36,371	$29	$3,141,127	$(36,371)	$3,141,156
Costs and expenses:
Direct costs	59,712	1,077	2,770,609	(36,371)	2,795,027
General and administrative expenses	126,959	18	7,126	—	134,103

Operating (loss) income	(150,300)	(1,066)	363,392	—	212,026
Interest income	3,324	44,340	9,637	(47,377)	9,924
Interest expense	(225,940)	(1,892)	(119,690)	47,377	(300,145)
Loss on debt extinguishment	(331)	—	(932)	—	(1,263)
Loss on derivatives	(361)	—	(2,257)	—	(2,618)
Other income, net	—	—	1,268	—	1,268
Foreign currency exchange gain (loss), net	650	(28,668)	(111,398)	—	(139,416)

(Loss) income from continuing operations before income taxes and equity in net income (loss) of affiliates	(372,958)	12,714	140,020	—	(220,224)
Income tax benefit (expense)	77,374	(20,384)	(138,577)	—	(81,587)
Equity in net (loss) income of affiliates net of tax	(3,997)	87,103	2,106	(83,106)	2,106

Net (loss) income	(299,581)	79,433	3,549	(83,106)	(299,705)
Net loss attributable to noncontrolling interests	—	—	124	—	124

Net (loss) income attributable to Laureate Education, Inc.	$(299,581)	$79,433	$3,673	$(83,106)	$(299,581)

Comprehensive (loss) income	$(296,732)	$79,433	$(359,502)	$(83,106)	$(659,907)
Net comprehensive loss attributable to noncontrolling interests	—	—	3,428	—	3,428

Comprehensive (loss) income attributable to Laureate Education, Inc.	$(296,732)	$79,433	$(356,074)	$(83,106)	$(656,479)

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 19. Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Operations

For the nine months ended September 30, 2014

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$33,320	$1,461	$3,083,337	$(32,645)	$3,085,473
Costs and expenses:
Direct costs	62,851	3,518	2,755,745	(32,645)	2,789,469
General and administrative expenses	95,601	18	5,327	—	100,946
Loss on impairment of assets	—	—	16,454	—	16,454

Operating (loss) income	(125,132)	(2,075)	305,811	—	178,604
Interest income	4,179	43,758	18,973	(47,566)	19,344
Interest expense	(204,434)	(2,314)	(119,936)	47,566	(279,118)
Gain (loss) on derivatives	226	—	(2,246)	—	(2,020)
Other expense, net	—	—	(73)	—	(73)
Foreign currency exchange loss, net	(1,171)	(39,810)	(31,312)	—	(72,293)

(Loss) income from continuing operations before income taxes and equity in net income (loss) of affiliates	(326,332)	(441)	171,217	—	(155,556)
Income tax benefit (expense)	70,259	(20,006)	(104,655)	—	(54,402)
Equity in net income (loss) of affiliates net of tax	50,820	66,462	(127)	(117,282)	(127)

Net (loss) income	(205,253)	46,015	66,435	(117,282)	(210,085)
Net loss attributable to noncontrolling interests	—	—	4,832	—	4,832

Net (loss) income attributable to Laureate Education, Inc.	$(205,253)	$46,015	$71,267	$(117,282)	$(205,253)

Comprehensive (loss) income	$(206,468)	$46,015	$(87,101)	$(117,282)	$(364,836)
Net comprehensive loss attributable to noncontrolling interests	—	—	8,657	—	8,657

Comprehensive (loss) income attributable to Laureate Education, Inc.	$(206,468)	$46,015	$(78,444)	$(117,282)	$(356,179)

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 19. Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheet

September 30, 2015

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$94,944	$7,463	$515,983	$—	$618,390
Restricted cash	14,378	—	133,312	—	147,690
Receivables:
Accounts and notes receivable	72	94	661,685	—	661,851
Other receivables	596	—	34,503	—	35,099
Related party receivables	3,221	3	6,559	—	9,783
Allowance for doubtful accounts	(703)	—	(160,993)	—	(161,696)

Receivables, net	3,186	97	541,754	—	545,037
Inventory	—	—	1,370	—	1,370
Deferred income taxes	—	—	63,222	—	63,222
Income tax receivable	—	—	22,104	—	22,104
Current intercompany receivables	913,311	341,255	1,294,374	(2,548,940)	—
Prepaid expenses and other current assets	14,256	19	86,468	—	100,743

Total current assets	1,040,075	348,834	2,658,587	(2,548,940)	1,498,556
Notes receivable, net	—	—	10,879	—	10,879
Long-term intercompany receivables	97,826	1,185,931	694,096	(1,977,853)	—
Property and equipment:
Land	—	—	421,296	—	421,296
Buildings	—	2,508	1,287,243	—	1,289,751
Furniture, computer equipment and software	58,672	413	1,051,705	—	1,110,790
Leasehold improvements	9,705	—	367,425	—	377,130
Construction in-progress	12,975	1,250	74,867	—	89,092
Accumulated depreciation and amortization	(32,634)	(18)	(984,380)	—	(1,017,032)

Property and equipment, net	48,718	4,153	2,218,156	—	2,271,027
Land use rights, net	—	—	51,450	—	51,450
Goodwill	—	—	2,125,846	—	2,125,846
Other intangible assets:
Tradenames	—	—	1,363,515	—	1,363,515
Other intangible assets, net	—	—	57,593	—	57,593
Deferred costs, net	71,515	—	57,552	—	129,067
Deferred income taxes	2,537	—	100,558	—	103,095
Investment in intercompany affiliate	4,702,074	1,252,896	1,315,074	(7,270,044)	—
Other assets	25,448	324	209,187	—	234,959

Total assets	$5,988,193	$2,792,138	$10,862,493	$(11,796,837)	$7,845,987

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$15,719	$6	$89,234	$—	$104,959
Accrued expenses	65,834	1,014	281,020	—	347,868
Accrued compensation and benefits	40,296	8	208,760	—	249,064
Deferred revenue	—	—	813,071	—	813,071
Current portion of long-term debt	18,889	21	134,188	—	153,098
Current portion of due to shareholders of acquired companies	—	—	21,130	—	21,130
Deferred compensation	103,371	—	—	—	103,371
Income taxes payable	372	5,256	43,123	—	48,751
Deferred income taxes	—	—	28,374	—	28,374
Current intercompany payables	1,144,527	181,268	1,223,145	(2,548,940)	—
Other current liabilities	480	—	41,704	—	42,184

Total current liabilities	1,389,488	187,573	2,883,749	(2,548,940)	1,911,870
Long-term debt, less current portion	3,451,358	2,491	871,715	—	4,325,564
Long-term intercompany payables	677,516	22,626	1,277,711	(1,977,853)	—
Due to shareholders of acquired companies, less current portion	—	14,000	149,132	—	163,132
Deferred compensation	14,701	—	—	—	14,701
Income taxes payable	34,499	—	141,365	—	175,864
Deferred income taxes	—	11,298	472,660	—	483,958
Derivative instruments	16,356	—	6,277	—	22,633
Other long-term liabilities	28,778	—	271,628	—	300,406

Total liabilities	5,612,696	237,988	6,074,237	(4,526,793)	7,398,128
Redeemable noncontrolling interests and equity	6,121	—	43,021	—	49,142
Stockholders' equity:
Total Laureate Education, Inc. stockholders' equity	369,376	2,554,150	4,715,894	(7,270,044)	369,376
Noncontrolling interests	—	—	29,341	—	29,341

Total stockholders' equity	369,376	2,554,150	4,745,235	(7,270,044)	398,717

Total liabilities and stockholders' equity	$5,988,193	$2,792,138	$10,862,493	$(11,796,837)	$7,845,987

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 19. Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheet

December 31, 2014

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$5,623	$3,053	$452,908	$—	$461,584
Restricted cash	95,700	—	53,738	—	149,438
Receivables:
Accounts and notes receivable	161	—	452,348	—	452,509
Other receivables	1,747	—	38,492	—	40,239
Related party receivables	3,306	3	10,434	—	13,743
Allowance for doubtful accounts	(439)	—	(164,325)	—	(164,764)

Receivables, net	4,775	3	336,949	—	341,727
Inventory	—	—	1,828	—	1,828
Deferred income taxes	535	—	95,300	—	95,835
Income tax receivable	—	—	10,595	—	10,595
Current intercompany receivables	839,915	324,456	1,228,799	(2,393,170)	—
Prepaid expenses and other current assets	7,157	158	85,116	—	92,431

Total current assets	953,705	327,670	2,265,233	(2,393,170)	1,153,438
Notes receivable, net	—	—	13,728	—	13,728
Long-term intercompany receivables	116,610	1,239,636	395,034	(1,751,280)	—
Property and equipment:
Land	—	—	470,993	—	470,993
Buildings	—	251	1,340,082	—	1,340,333
Furniture, computer equipment and software	56,454	—	1,105,438	—	1,161,892
Leasehold improvements	9,526	—	381,909	—	391,435
Construction in-progress	6,699	2,710	112,569	—	121,978
Accumulated depreciation and amortization	(27,622)	—	(944,690)	—	(972,312)

Property and equipment, net	45,057	2,961	2,466,301	—	2,514,319
Land use rights, net	—	—	53,992	—	53,992
Goodwill	—	—	2,469,795	—	2,469,795
Other intangible assets:
Tradenames	—	—	1,461,762	—	1,461,762
Other intangible assets, net	—	—	93,064	—	93,064
Deferred costs, net	75,721	35	63,832	—	139,588
Deferred income taxes	14,564	—	73,177	—	87,741
Investment in intercompany affiliate	5,061,179	1,176,804	1,312,552	(7,550,535)	—
Other assets	28,053	324	280,558	—	308,935
Long-term assets held for sale	—	—	141,856	—	141,856

Total assets	$6,294,889	$2,747,430	$11,090,884	$(11,694,985)	$8,438,218

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$8,599	$1,897	$96,889	$—	$107,385
Accrued expenses	108,204	817	283,067	—	392,088
Accrued compensation and benefits	50,040	65	202,028	—	252,133
Deferred revenue and student deposits	—	—	471,755	—	471,755
Current portion of long-term debt	19,053	—	214,233	—	233,286
Current portion of due to shareholders of acquired companies	—	—	26,048	—	26,048
Deferred compensation	82,165	—	—	—	82,165
Income taxes payable	261	—	41,737	—	41,998
Deferred income taxes	535	—	21,433	—	21,968
Current intercompany payables	1,062,733	221,771	1,108,666	(2,393,170)	—
Other current liabilities	—	54	40,435		40,489

Total current liabilities	1,331,590	224,604	2,506,291	(2,393,170)	1,669,315
Long-term debt, less current portion	3,452,843	251	880,487	—	4,333,581
Long-term intercompany payables	367,478	27,812	1,355,990	(1,751,280)	—
Due to shareholders of acquired companies, less current portion	—	14,000	208,013	—	222,013
Deferred compensation	33,410	—	—	—	33,410
Income taxes payable	30,830	—	124,898	—	155,728
Deferred income taxes	12,027	11,345	546,992	—	570,364
Derivative instruments	18,880	—	5,375	—	24,255
Other long-term liabilities	29,045	—	300,083	—	329,128

Total liabilities	5,276,103	278,012	5,928,129	(4,144,450)	7,337,794
Redeemable noncontrolling interest and equity	1,718	—	42,158	—	43,876
Total Laureate Education, Inc. stockholders' equity	1,017,068	2,469,418	5,081,117	(7,550,535)	1,017,068
Noncontrolling interests	—	—	39,480	—	39,480

Total stockholders' equity:	1,017,068	2,469,418	5,120,597	(7,550,535)	1,056,548

Total liabilities and stockholders' equity	$6,294,889	$2,747,430	$11,090,884	$(11,694,985)	$8,438,218

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 19. Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows

For the nine months ended September 30, 2015

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net cash (used in) provided by operating activities	$(106,208)	$3,599	$322,904	$—	$220,295

Cash flows from investing activities
Purchase of property and equipment	(19,147)	(2,030)	(195,636)	—	(216,813)
Purchase of land use rights	—	—	(983)	—	(983)
Expenditures for deferred costs	—	—	(14,530)	—	(14,530)
Receipts from sale of property and equipment	—	—	188,944	—	188,944
Property insurance recoveries	1,250	—	948	—	2,198
Business acquisitions, net of cash acquired	—	—	(6,705)	—	(6,705)
Proceeds from investments in affiliates	—	—	5,003	—	5,003
Intercompany capital contributions	(2,528)	16,314	—	(13,786)	—
Repayments from (loans to) parent/ subsidiaries	6,065	(9,937)	(161,146)	165,018	—
Payments to related parties	(230)	—	(909)	—	(1,139)
Change in restricted cash	347	—	968	—	1,315
Proceeds from sale or maturity of available-for-sale securities, net	—	—	1,386	—	1,386

Net cash (used in) provided by investing activities	(14,243)	4,347	(182,660)	151,232	(41,324)

Cash flows from financing activities
Proceeds from issuance of long-term debt	121,400	—	215,031	—	336,431
Payments on long-term debt	(125,673)	—	(157,343)	—	(283,016)
Payments of deferred purchase price for acquisitions, net	—	—	(20,439)	—	(20,439)
Payments to purchase noncontrolling interests	—	—	(5,351)	—	(5,351)
Intercompany capital contributions	—	2,528	(16,314)	13,786	—
Payments of dividends	—	—	(450)	—	(450)
Loans from (repayments to) parent/ subsidiaries	228,516	(6,065)	(57,433)	(165,018)	—
Proceeds from exercise of stock options	204	—	—	—	204
Withholding of shares to satisfy minimum employee tax withholding for vested stock awards and exercised stock options	(3,367)		—	—	(3,367)
Distributions to noncontrolling interest	—	—	(2,016)	—	(2,016)
Capital contribution from noncontrolling interest	—	—	469	—	469
Payments of debt issuance costs and modification fees	(11,391)	—	(748)	—	(12,139)
Noncontrolling interests' loan to subsidiaries	—	—	1,730	—	1,730

Net cash provided by (used in) financing activities	209,689	(3,537)	(42,864)	(151,232)	12,056

Effects of exchange rate changes on cash	83	1	(34,305)	—	(34,221)
Net change in cash and cash equivalents	89,321	4,410	63,075	—	156,806
Cash and cash equivalents at beginning of period	5,623	3,053	452,908	—	461,584

Cash and cash equivalents at end of period	$94,944	$7,463	$515,983	$—	$618,390

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 19. Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows

For the nine months ended September 30, 2014

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net cash (used in) provided by operating activities	$(437,580)	$99,176	$568,507	$—	$230,103

Cash flows from investing activities
Purchase of property and equipment	(17,580)	(658)	(262,874)	—	(281,112)
Expenditures for deferred costs	(2,190)	(179)	(12,024)	—	(14,393)
Receipts from sale of property and equipment	450	—	639	—	1,089
Business acquisitions, net of cash acquired	—	—	(277,614)	—	(277,614)
Intercompany capital contributions	(3,628)	(65,789)	—	69,417	—
(Loans to) repayments from parent/ subsidiaries	—	(13,402)	(246,750)	260,152	—
Payments to related parties	(39)	—	(5,356)	—	(5,395)
Change in restricted cash	(4,237)	—	225,414	—	221,177
Proceeds from sale or maturity of available-for-sale securities, net	—	—	4,693	—	4,693

Net cash (used in) provided by investing activities	(27,224)	(80,028)	(573,872)	329,569	(351,555)

Cash flows from financing activities
Proceeds from issuance of long-term debt	240,000	—	218,419	—	458,419
Payments on long-term debt	(169,326)	—	(129,354)	—	(298,680)
Payments of deferred purchase price for acquisitions, net	—	(3,029)	(29,688)	—	(32,717)
Payments to purchase noncontrolling interests	—	—	(3,357)	—	(3,357)
Intercompany capital contributions	—	3,628	65,789	(69,417)	—
Payments of dividends	—	—	(444)	—	(444)
Loans from (repayments to) parent/ subsidiaries	375,836	—	(115,684)	(260,152)	—
Proceeds from exercise of stock options	459	—	—	—	459
Withholding of shares to satisfy minimum employee tax withholding for vested stock awards and exercised stock options	(2,117)	—	—	—	(2,117)
Capital contribution from noncontrolling interest	—	—	406	—	406
Payments of debt issuance costs and modification fees	—	—	(203)	—	(203)
Noncontrolling interest holder's loan to subsidiaries	—	—	3,400	—	3,400

Net cash provided by (used in) financing activities	444,852	599	9,284	(329,569)	125,166

Effects of exchange rate changes on cash	(30)	(91)	(36,979)	—	(37,100)
Net change in cash and cash equivalents	(19,982)	19,656	(33,060)	—	(33,386)
Cash and cash equivalents at beginning of period	29,441	4,466	525,993	—	559,900

Cash and cash equivalents at end of period	$9,459	$24,122	$492,933	$—	$526,514

Laureate Education, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited) (Continued)

(Dollars and shares in thousands)

Note 20. Subsequent Events

        We have evaluated events occurring subsequent to our balance sheet date through December 23, 2015, which is the date that these Consolidated Financial Statements were issued. Certain subsequent events are discussed elsewhere in the Consolidated Financial Statements where relevant.

Deferred Compensation Arrangement Payment Extension

        The participants in the deferred compensation arrangement discussed in Note 11, Share-Based Compensation, have agreed to extend the payment due on September 17, 2015, the first anniversary of the Distribution Date, until December 31, 2015, in order to agree with the Company on a form of payment that we believe more closely aligns with the long-term interests of the Company and our securityholders.

Conversion to Public Benefit Corporation and Filing of S-1 Registration Statement

        On October 1, 2015, we redomiciled in Delaware as a public benefit corporation as a demonstration of our long-term commitment to our mission to benefit our students and society. Public benefit corporations are a relatively new class of corporations that are required by law to create a general public benefit through a material, positive impact on society. Public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote. They are also required to publicly disclose at least biennially a report that assesses their public benefit performance, and may elect to measure that performance against an objective third-party standard. We have elected to have our public benefit performance assessed by B Lab, an independent non-profit organization.

        On October 2, 2015, we filed with the SEC a registration statement on Form S-1 under the Securities Act, relating to an initial public offering of our common stock.

Declaration of Cash Dividend

        On November 6, 2015, the Company declared a cash dividend on its common stock in an aggregate amount of $18,975, which was paid or reserved for payment on November 16, 2015.

Loan Agreement

        On November 18, 2015, the Company entered into an agreement with two banks to borrow a total of EUR 100,000 (approximately US $106,500 at the agreement date) for a term of 10 years at a fixed annual interest rate of 3%. The loan is collateralized by real estate at one of our campuses in Spain and requires 40 quarterly principal payments of EUR 1,875 beginning in February 2016, and a final principal payment of EUR 25,000 upon maturity of the loan, in November 2025.

FMU GROUP

Combined Financial Statements

for the period from January 1, 2014 through September 12, 2014 and for the year ended
December 31, 2013

Independent auditor's report

To the Management of
FMU Group

        We have audited the accompanying combined financial statements of FMU Group, which comprise the combined balance sheets as of September 12, 2014 and December 31, 2013, and the related combined statements of comprehensive income, invested equity and cash flows for the period from January 1, 2014 through September 12, 2014 and for the year ended December 31, 2013.

Management's responsibility for the combined financial statements

        Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

        Our responsibility is to express an opinion on the combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of FMU Group as of September 12, 2014 and December 31, 2013, and the results of its operations and its cash flows for the period from January 1, 2014 through September 12, 2014 and for the year ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Auditores Independentes

São Paulo, Brazil
September 23, 2015

FMU GROUP

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

For the period from January 1, 2014 through September 12, 2014 and for the year ended December 31,
2013

(amounts in Brazilian Reais)

	Period from January 1, 2014 through September 12,2014	Year ended December 31, 2013
Revenues	$308,455,312	$437,191,878
Costs and expenses:
Direct costs	(196,994,038)	(285,102,056)
General & administrative expenses	(138,401,922)	(140,004,633)

Operating (loss) income	(26,940,648)	12,085,189

Interest income	865,429	999,152
Interest expense	(37,387,431)	(29,432,132)

Loss from continuing operations before income taxes	(63,462,650)	(16,347,791)
Income tax benefit	27,183,462	544,644

Net loss	$(36,279,188)	$(15,803,147)

Other comprehensive (loss) income	—	—
Total other comprehensive (loss) income	—	—

Comprehensive loss	$(36,279,188)	$(15,803,147)

The accompanying notes are an integral part of these combined financial statements.

FMU GROUP

COMBINED BALANCE SHEETS

As of September 12, 2014 and December 31, 2013

(amounts in Brazilian Reais)

	September 12, 2014	December 31, 2013
Assets
Current Assets:
Cash and cash equivalents	$12,235,833	$10,372,393
Receivables:
Accounts and notes receivable	85,736,019	66,141,767
Allowance for doubtful accounts	(30,634,297)	(29,060,198)

Receivables, net	55,101,722	37,081,569
Income tax receivable	2,955,034	—
Prepaid expenses and other current assets	2,915,189	777,159
Deferred income taxes	25,631,355	—

Total current assets	98,839,133	48,231,121
Property and equipment:
Furniture, computer equipment and software	148,346,451	138,476,321
Accumulated depreciation and amortization	(115,117,982)	(111,246,747)

Property and equipment, net	33,228,469	27,229,574
Other assets	2,725,854	2,714,255
Deferred income taxes	11,892,718	—
Long-term assets held for sale	5,366,410	5,366,410

Total Assets	$152,052,584	$83,541,360

Liabilities and Invested Equity
Current Liabilities:
Accounts payable	$43,416,718	$14,087,692
Accrued compensation and benefits	46,710,501	30,605,974
Short-term debt	48,192,517	39,726,331
Income taxes payable	2,388,712	—
Taxes payable, other than income	42,010,584	37,436,763
Other current liabilities	321,015	12,673,495
Rent due to owners	34,316,106	36,600,216
Deferred revenue	31,739,278	—

Total current liabilities	249,095,431	171,130,471
Long-term debt	1,224,000	—
Income taxes payable	79,653,000	72,036,095
Taxes payable, other than income	112,973,050	121,288,199
Other non-current liabilities	198,720,913	175,850,217

Total Liabilities	641,666,394	540,304,982
Invested equity:
Owner's net investment	(489,613,810)	(456,763,622)
Accumulated other comprehensive (loss) income	—	—

Total Invested equity	(489,613,810)	(456,763,622)

Total Liabilities and Invested Equity	$152,052,584	$83,541,360

The accompanying notes are an integral part of these combined financial statements.

FMU GROUP

COMBINED STATEMENTS OF INVESTED EQUITY

For the period from January 1, 2014 through September 12, 2014 and for the year ended
December 31, 2013

(amounts in Brazilian Reais)

	Owner's net investment	Accumulated other comprehensive income (loss)	Total invested Equity
Balance as of December 31, 2012	$(440,960,475)	$—	$(440,960,475)
Net loss for the year	(15,803,147)	—	(15,803,147)

Balance as of December 31, 2013	$(456,763,622)	—	$(456,763,622)
Capital contribution	3,429,000	—	3,429,000
Net loss for the period	(36,279,188)	—	(36,279,188)

Balance as of September 12, 2014	$(489,613,810)	$—	$(489,613,810)

The accompanying notes are an integral part of these combined financial statements.

FMU GROUP

COMBINED STATEMENTS OF CASH FLOWS

For the period from January 1, 2014 through September 12, 2014 and for the year ended
December 31, 2013

(amounts in Brazilian Reais)

	Period from January 1, 2014 through September 12, 2014	Year ended December 31, 2013
Cash flows from operating activities
Net loss for the period	$(36,279,188)	$(15,803,147)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,871,234	5,487,035
Non-cash interest expense	19,004,438	22,635,877
Bad debt expense	17,587,839	9,993,305
Deferred income taxes	(37,524,073)	—
Non-cash loss from non-income tax contingencies (other non current liabilities)	23,432,696	40,217,520
Non-cash loss from income taxes payables, non current	7,616,905	(544,644)
Change in operating assets and liabilities:
Increase in receivables	(35,607,992)	(20,763,261)
Increase in prepaid expenses and other assets	(2,138,030)	(43,021)
(Increase)/Decrease in non-current other assets and long-term assets held for sale	(11,599)	(2,090,836)
Increase/(Decrease) in accounts payable and accrued compensation and benefit	45,433,553	(6,011,563)
Increase/(Decrease) in other non current liabilities	(562,000)	—
Increase/(Decrease) in income tax receivable/payable, net	(566,322)	—
Decrease in taxes payable, other than income	(12,359,501)	(26,941,655)
Increase in deferred revenue and other liabilities	17,102,688	10,513,678

Net cash provided by operating activities of continuing operations	9,000,648	16,649,288

Cash flows from investing activities
Purchase of property and equipment	(9,872,129)	(9,872,892)
Sale of property and equipment	2,000	15,134

Net cash used in investing activities of continuing operations	(9,870,129)	(9,857,758)

Cash flows from financing activities
Proceeds from debt	153,168,341	189,398,909
Payments of debt	(153,864,420)	(200,667,961)
Capital contribution from shareholders	3,429,000	—

Net cash provided by (used in) financing activities of continuing operations	2,732,921	(11,269,052)

Net change in cash and cash equivalents	1,863,440	(4,477,522)
Cash and cash equivalents at beginning of period	10,372,393	14,849,915

Cash and cash equivalents at end of period	$12,235,833	$10,372,393

The accompanying notes are an integral part of these combined financial statements.

Notes to Combined Financial Statements

Amounts in Brazilian Reais

Note 1. Description of Business

        The FMU Group is the combination of the following entities: Faculdades Metropolitanas Unidas Educacionais Ltda. ("FMU"), Sociedade de Cultura e Ensino Ltda. ("ACE"), and União Educacional de São Paulo Ltda. ("UESP"), (collectively, "FMU Group"). The entities are under common control, operate in an integrated manner, and are managed under the same operational and strategic approach.

        FMU Group was founded in 1968 as non-profit educational associations to provide higher education courses, graduate and post graduate programs to students in São Paulo, Brazil. The entities have the following primary activities:

  •
  FMU—the creation and maintenance of schools at all levels of learning, the training of professional experts, technical, scientific and cultural improvements, and research and development.

  •
  ACE—contributes to the development of culture, scientific research and teaching, organizes, maintains and develops education at all levels of learning including post graduate courses, enters into agreements with similar institutions, either national or foreign, in the interest of education, and research and development.

  •
  UESP—develops teaching, research and development in the sciences, philosophy, literature, arts and technology through educational institutions, creates and manages media vehicles, edits and distributes educational, scientific and cultural publications.

        FMU, ACE and UESP were not-for-profit entities until 2014 when they were transformed into for-profit entities based on the following events and in the following dates:

  •
  FMU—contractual changes made on February 22, 2014;

  •
  ACE—contractual changes made on April 28, 2014; and

  •
  UESP—contractual changes made on May 27, 2014

        The transformation of FMU Group from non-for profit to for-profit entities was agreed to under article 221 of Brazilian Law No. 6.404/76 and was approved unanimously in the listed contract amendments above.

        According to Brazilian Law No. 9,532/97 and as amended by Law 9,718/98, the FMU Group was subject to special tax treatments and was required to pay only certain taxes during its not-for-profit period. After the transformation to for-profit entities, the FMU Group was subject to all applicable tax requirements. These combined financial statements are prepared based on standards applicable to for-profit companies.

        On May 10, 2013 the Rede International de Universidades Laureate Ltda. and the Business School São Paulo (collectively "Laureate Group") entered into a purchase agreement of all the shares of FMU, ACE and UESP. The completion of the purchase was conditional on:

             i)  approval of the transaction by the Administrative Council for Economic Defense of Brazil ("CADE");

            ii)  transformation of the entities to for-profit companies; and

           iii)  the operational reorganization and the transition of management to the Laureate Group. The acquisition became effective on September 12, 2014.

Notes to Combined Financial Statements (Continued)

Amounts in Brazilian Reais

Note 1. Description of Business (Continued)

        The combined financial statements have been prepared for the purpose of complying with Rule 3-05 of Regulation S-X of the Securities and Exchange Commission. The combined financial statements may not be indicative of FMU Group's future performance and do not necessarily reflect what its combined balance sheet, results of operations or cash flows would have been had FMU Group operated as independent entities during the periods presented.

        The combined financial statements are prepared under the presumption that the FMU Group will continue as a going concern. As of September 12, 2014, the FMU Group presents a negative working capital balance of $150,256,298 which is primarily due to the impact of financial obligations (refer to Note 8—Debt and Note 9—Taxes payable, other than income). The funds generated by normal operations are expected to be sufficient to meet its financial commitments and FMU Group also has the ability to access lines of credits available, if necessary. In addition, as explained in note 15, FMU Group became a subsidiary of Laureate Educations, Inc. on September 12, 2014 which intends to support FMU Group to continue as going concern.

Note 2. Significant Accounting Policies

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts, useful lives of fixed assets, provisions for civil and labor risks, and tax contingencies.

2.1   Basis of Preparation

  (a) Combined Financial Statements

        FMU Group's combined financial statements comprise the combined financial statements of FMU, ACE, and UESP. These financial statements are presented on a combined basis as the three entities are under common control, and management decisions are taken together as a whole. The net assets of the owners have been presented as Owner's net investment. The combined financial statements have been prepared in order to present the financial information for FMU, ACE, and UESP as a single entity. FMU Group has no involvement with any variable interest entities.

        The total net investment of the combined entities as on September 12, 2014 are as follows:

	Assets	Liabilities	Net investment	Results of Period
FMU	$127,635,201	$623,097,959	$(495,461,937)	$(39,730,645)
ACE	36,217,770	26,451,439	9,766,331	7,546,147
UESP	1,477,613	5,394,996	(3,918,204)	(4,094,690)

	165,330,584	654,944,394	(489,613,810)	(36,279,188)
Total Eliminations	(13,278,000)	(13,278,000)	—	—

Adjusted balance	$152,052,584	$641,666,394	$(489,613,810)	$(36,279,188)

Notes to Combined Financial Statements (Continued)

Amounts in Brazilian Reais

Note 2. Significant Accounting Policies (Continued)

        The total net investment of the combined entities as on December 31, 2013 are as follows:

	Assets	Liabilities	Net investment	Results of Period
FMU	$70,071,774	$533,051,813	$(455,162,089)	$(26,736,561)
ACE	20,330,818	10,737,575	1,755,293	11,525,948
UESP	956,718	4,355,544	(3,376,826)	(592,534)

	91,369,310	548,122,932	(456,763,622)	(15,803,147)
Total Eliminations	(7,817,950)	(7,817,950)

Adjusted balance	$83,541,360	$540,304,982	$(456,763,622)	$(15,803,147)

  (b) Eliminations in the Combined Financial Statements

        Balances and intra-group transactions, and any unrealized income and expenses arising from intragroup transactions, are eliminated in preparing the combined financial statements.

2.2   Basis of Presentation

  (a) Functional Currency

        The functional currency is the currency of the economic environment in which a company primarily does business. The Brazilian Real is the functional currency of the combined financial statements are presented in its functional currency.

        FMU Group does not have any transactions in currencies different from its functional currency.

Unaudited
Fiscal Year Ended or Ending Dec 31,	At End of Period (R$ per US$1.00)	Average (of month-end rates)	High	Low
2009	0.57	0.57	0.59	0.41
2010	0.60	0.59	0.60	0.53
2011	0.54	0.54	0.65	0.53
2012	0.49	0.48	0.59	0.47
2013	0.42	0.43	0.51	0.41

  (b) Cash and Cash Equivalents

        FMU Group considers all highly liquid investments that are purchased with an original maturity of three months or less to be cash equivalents.

  (c) Financial Instruments

        FMU Group's financial instruments consist of cash and cash equivalents, accounts and notes receivable, accounts payables, debt, and capital lease obligations. The fair value of these financial instruments approximates their carrying amounts reported in the Combined Balance Sheet.

        FMU Group's cash accounts are maintained with high-quality financial institutions with a significant concentration in two institutions: Banco Santander (Brasil) S.A. and Banco Safra S.A.

Notes to Combined Financial Statements (Continued)

Amounts in Brazilian Reais

Note 2. Significant Accounting Policies (Continued)

  (d) Accounts and Notes Receivable

        FMU Group recognizes receivables when an academic session begins, although students generally enroll in courses prior to the start of the academic session. Receivables are recognized only to the extent that amounts are due and collection is reasonably assured.

  (e) Allowance for Doubtful Accounts

        FMU Group records an allowance for doubtful accounts to reduce its receivables to their net realizable value. FMU Group's allowance methodology is based on the age of the receivables. Receivables deemed to be uncollectible are written off against the allowance for doubtful accounts.

  (f) Judicial Deposits

        FMU Group is subject to legal actions or lawsuits arising in the ordinary course of business related to civil, labor and tax resulting from potential acts and operations that could be subject to assessment from Authorities. Because of these legal actions, by court order or decision of the Administration itself, cash is deposited into a bank account and we have no access until resolution of the legal proceeding.

        Judicial deposits meet the definition of financial asset and are recorded in non-current Other assets. They are measured at amortized cost. Interests are recorded in the Combined Statement of Operations as interest income.

  (g) Property and Equipment, and Leased Assets

        Property and equipment includes leasehold improvements, furniture, vehicles, computer equipment and software. FMU Group records property and equipment at cost less accumulated depreciation and amortization. Repairs and maintenance costs are expensed as incurred.

        FMU Group conducts a significant portion of its operations at leased facilities. FMU Group analyzes each lease agreement entered to determine whether it should be classified as a capital or an operating lease. FMU Group recognize operating lease rent expense on a straight-line basis over the expected term, of each lease and is recorded in general and administrative expenses. For capital leases, FMU Group initially records the assets at the lower of fair value or the present value of the future minimum lease payments, excluding executory costs. If the lease agreement includes a legal obligation that requires the leased premises to be returned in a predetermined condition, FMU Group recognizes an asset retirement obligation and a corresponding depreciating asset when such an asset exists.

        Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements, including structural improvements, are amortized using the straight-line method over the lesser of the estimated useful life of the asset or the lease term. Total depreciation and amortization for the period ended September 12, 2014 and for the year ended December 31, 2013 was $3,871,234 and $5,487,035, respectively, which was entirely recorded in general and administrative expenses.

Notes to Combined Financial Statements (Continued)

Amounts in Brazilian Reais

Note 2. Significant Accounting Policies (Continued)

        Depreciation and amortization periods are as follows:

Installations	10 years
Telecommunications equipment	10 years
Machinery, appliances and equipment	10 years
Library books	10 years
Furniture and computer equipment	10 years
Software	7 years
Vehicles	5 years

  (h) Assets held for sale

        Long-term assets that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Those assets are measured at the lower of their carrying amount and fair value less cost to sell.

  (i) Direct Costs

        Direct costs reported on the Combined Statement of Operations represent the cost of operations, including labor cost, rent expenses and outsourcing services.

  (j) Long-lived Assets

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include, but are not limited to, a significant deterioration of operating results, a change in regulatory environment, changes in business plans, or adverse changes in anticipated future cash flows. If an impairment indicator is present, FMU Group evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to result from the use and eventual disposition of the assets. If the assets are determined to be impaired, the impairment recognized is the excess of the carrying amount over the fair value of the assets. Fair value is generally determined by the discount cash flows method. The discount rate used in any estimate of discounted cash flows is the rate commensurate with a similar investment of similar risk.

  (k) Revenue Recognition

        Revenue is recognized when the amount can be reliably measured and the economic benefits will flow to FMU Group. FMU Group's revenues primarily consist of tuition and educational service revenues. Revenues are reported net of discounts, waivers, grants or scholarships awarded, returns, and related taxes. Revenues will not be recognized if there are significant uncertainties regarding realization. Tuition revenues are recognized ratably on a straight-line basis over each academic session.

        Deferred revenue and student deposits on the Combined Balance Sheet consist of tuition paid prior to the start of academic sessions and unearned tuition amounts recorded as accounts receivable after an academic session begins. If a student withdraws from an institution, FMU Group's obligation to issue a refund depends on the refund policy at that institution and the timing of the student's

Notes to Combined Financial Statements (Continued)

Amounts in Brazilian Reais

Note 2. Significant Accounting Policies (Continued)

withdrawal. Generally, our refund obligations are reduced over the course of the academic term. FMU Group records refunds as a reduction of deferred revenue and student deposits, as applicable.

        The following table shows the components of revenue for the period presented:

	From January 1 to September 12, 2014	For the year ended December 31, 2013
Tuition and educational services	$365,561,704	$506,536,068
Other	659,345	741,445

Gross revenue	366,221,049	507,277,513
Less: Scholarships	(41,334,934)	(69,553,281)
Less: Discounts	(11,159,689)	(532,354)
Less: Taxes on services	(5,271,114)	—

Total	$308,455,312	$437,191,878

  (l) Fair Value Measurements

        FMU Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. FMU Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

  •
  Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

  •
  Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

  •
  Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

        These levels are not necessarily an indication of the risk of liquidity associated with the financial assets or liabilities disclosed. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement, as required under ASC 820-10.

        The carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts payable, debt, and capital leases are a reasonable estimate of their fair values as per the Level 1 and 2 hierarchy due to either their short term nature or the variable interest rate applies to the debt. There are no other fair value levels in the FMU Group's combined financial statements.

Notes to Combined Financial Statements (Continued)

Amounts in Brazilian Reais

Note 2. Significant Accounting Policies (Continued)

  (m) Advertising

        FMU Group expenses advertising costs as incurred. Advertising expenses were $2,922,022 and $11,557,154 for the period ended September 12, 2014 and the year ended December 31, 2013 respectively, and are recorded in general and administrative expenses in the Statements of Operations.

  (n) Employee Benefits

        FMU Group offers short-term employee benefits that are recognized as an expense as the related service is provided. FMU Group does not have pension plans or other post-retirement obligations and recognizes the cost of termination as an expense.

  (o) Income Taxes

        As noted above, FMU Group was a not-for-profit entity until 2014, and consequently was subject to special tax treatments and was required to pay only certain taxes during its not-for-profit period. After the transformation to for-profit, FMU Group was subject to all applicable tax requirements as described below.

        FMU Group records the amount of taxes payable or refundable for the current year. Income tax is prepared on a separate return basis. Deferred income tax assets and liabilities are recorded with respect to temporary differences in the accounting treatment of items for GAAP financial reporting purposes and for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the new rate is enacted. Where, based on the weight of all available evidence, it is more likely than not that some portion of recorded deferred tax assets will not be realized, a valuation allowance is established for the amount that, in management's judgment, is sufficient to reduce the deferred tax asset to an amount that is more likely than not to be realized.

        A tax position must meet a minimum probability threshold before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position and having full knowledge of all relevant information.

        For additional information regarding income taxes and tax assets and liabilities, see Note 12—Income Taxes.

  (p) Contingencies

        Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Notes to Combined Financial Statements (Continued)

Amounts in Brazilian Reais

Note 3. Significant Risks and Uncertainties Including Business and Credit Concentrations

        FMU Group activities expose it to market, credit, and liquidity risks.

Market Risk

        Market risk is the risk that changes in market prices, such as interest rates, will affect FMU Group Combined Statements of Comprehensive Income. FMU Group incurs expenses due to fluctuations in interest rates that increase financial expenses related to loans and financing obtained in the market. FMU Group continues to monitor interest rates in order to assess the need to protect against the risk of volatility of these rates.

Credit Risk

        Credit risk is the possibility that a loss may occur from the failure of another party to perform according to the terms of a contract. FMU Group is legally prevented from performing a credit analysis of their students. The financial statements at September 12, 2014 and December 31, 2013 include a provision to cover possible losses on the realization of accounts receivable from students.

        FMU Group limits its exposure to credit risk associated with banks and financial investments by investing in financial institutions highly recognized solvency.

Liquidity Risk

        Liquidity risk is the risk that FMU Group does not have sufficient liquidity to meet its financial commitments due to the mismatch of terms or volume between receipts and payments of net proceeds.

        On September 12, 2014 and December 31, 2013, FMU Group had cash and cash equivalents of $12,235,833 and $10,372,393, respectively, which, in conjunction with the funds generated by normal operations of FMU Group, are expected to be sufficient to meet its financial commitments.

Note 4. Accounts and Notes Receivable

        For the period ended September 12, 2014 and the year ended December 31, 2013 there were no sales of accounts receivable or notes receivable.

        FMU Group's accounts receivables consist of receivables related to student tuition program and receivables related to the "Financing for Higher Education Studies" ("FIES"). The FIES is a program of the Ministry of Education in Brazil whose purpose is to finance the postsecondary education of students enrolled in private institutions. In accordance with current legislation, FMU Group receives from the Brazilian Fund for Education Development ("FNDE") the amounts financed by the FIES to the students.

        The FIES Program targets students from low socio-economic backgrounds enrolled at private post-secondary institutions. Eligible students receive loans with below market interest rates that are required to be repaid after an 18-month grace period upon graduation. FIES pays the Company tax credits which can be used to pay certain federal taxes and social contributions. FIES repurchases excess credits for cash. As part of the FIES Program, the Company is obligated to pay 15% of any student default. The default obligation increases to 30% of any student default if the Company is not current with its federal taxes. FIES withholds between 1% and 3% of tuition paid to the Company to cover any potential student defaults ("holdback"). If the student pays 100% of their loan, the withheld amounts

Notes to Combined Financial Statements (Continued)

Amounts in Brazilian Reais

Note 4. Accounts and Notes Receivable (Continued)

will be paid to the Company. The Company recognizes revenues net of the amounts withheld by FIES. FIES is 12% and 5% of revenues for the period ended September 12, 2014, and the year ended December 31, 2013, respectively.

        Beginning in February 2014, all new students that participate in FIES must also enroll in Fundo de Garantia de Operações de Crédito Educativo ("FGEDUC"). FGEDUC is a government fund that allows the Company to insure themselves for 90% (or 13.5% of 15%) of their losses related to student defaults under the FIES program. The cost of the program is 5.63% of a student's full tuition. Similar to FIES, the administrator withholds 5.63% of a student's full tuition as a guarantee by FGEDUC.

        In December 2014, the Brazilian Ministry of Education ("MEC") along with FNDE, the agency that directly administers FIES in Brazil, announced several significant rule changes to the FIES program beginning in 2015. These changes limit the number of new participants and the amount spent on the program, and delay payments due to the post-secondary institutions. The first change implements a minimum score on the high school achievement exam in order to enroll in the program. The second change alters the schedule for the payment and repurchase of credits as well as limits the opportunities for post-secondary institutions to sell any unused credits such that there is a significant delay between the time the post-secondary institution provides the educational services to the students and the time it receives payment from the government for 2015. In addition to these new permanent rule changes, FNDE has implemented a policy for students' loan renewals for 2015, that provides that students may not finance an amount that is greater than 6.41% of the amount financed in the previous semester, regardless of any increases in tuition or in the number of courses in which the student is enrolled. Moreover, the online enrollment and re-enrollment system that all post-secondary institutions and students must use to access the program has experienced numerous technical and programming faults that have also interfered with the enrollment and re-enrollment process. Numerous challenges to these changes and requests for judicial relief from the system faults have been filed in the Brazilian courts. Although there are reasonable grounds for them to be overturned in whole or in part, the program changes and systemic faults are expected to have an impact in 2015.

        Delinquency is the primary indicator of credit quality for FMU Group's receivables. For receivables related to tuition programs, FMU Group records an allowance for doubtful accounts based on the aging of the receivable.

        The activity in the allowance for doubtful accounts for the period ended September 12, 2014 and the year ended December 31, 2013 is as follows:

	September 12, 2014	December 31, 2013
Allowance for doubtful accounts:
Beginning balance	$(29,060,198)	$(22,699,666)
Reversals	2,007,000	—
Write Offs	16,013,740	3,632,773
Provisions	(19,594,839)	(9,993,305)

Ending balance	$(30,634,297)	$(29,060,198)

        The combined financial statements for the period ended September 12, 2014 and the year ended December 31, 2013 include a provision to cover expected losses on accounts receivable from students.

Notes to Combined Financial Statements (Continued)

Amounts in Brazilian Reais

Note 4. Accounts and Notes Receivable (Continued)

No individual customer accounted for more than 5% of FMU Group's revenues or accounts receivable for the period ended September 12, 2014 and for the year ended December 31, 2013.

Note 5. Property and Equipment

        As of September 12, 2014, the composition of property and equipment is shown below:

	September 12, 2014
	Cost	Accumulated Depreciation	Net Value
Leasehold improvements	$657,600	$—	$657,600
Computer equipment	14,185,165	(11,585,940)	2,599,225
Vehicles	656,800	(496,215)	160,585
Furniture and equipment	22,382,693	(14,037,044)	8,345,649
Telecommunications equipment	1,021,174	(793,864)	227,310
Machinery, appliances and equipment	15,199,597	(11,390,622)	3,808,975
Installations	65,698,894	(53,063,125)	12,635,769
Library books	7,885,550	(5,968,534)	1,917,016
Software, brands and patents	20,658,978	(17,782,638)	2,876,340

Total	$148,346,451	$(115,117,982)	$33,228,469

        The movement in property and equipment during the period ended September 12, 2014 is shown below:

Cost	December 31, 2013	Additions	Disposals	September 12, 2014
Leasehold improvements	$657,600	$—	$—	$657,600
Computer equipment	12,572,165	1,613,000	—	14,185,165
Vehicles	656,800	—	—	656,800
Furniture and equipment	18,774,693	3,608,000	—	22,382,693
Telecommunications equipment	1,021,174	—	—	1,021,174
Machinery, appliances and equipment	15,199,597	—	—	15,199,597
Installations	62,428,894	3,272,000	(2,000)	65,698,894
Library books	7,327,550	558,000	—	7,885,550
Software, brands and patents	19,837,848	821,130	—	20,658,978

Total	$138,476,321	$9,872,130	$(2,000)	$148,346,451

Notes to Combined Financial Statements (Continued)

Amounts in Brazilian Reais

Note 5. Property and Equipment (Continued)

Accumulated Depreciation	December 31, 2013	Additions	Disposals	September 12, 2014
Computer equipment	$(11,413,617)	$(172,323)	$—	$(11,585,940)
Vehicles	(427,761)	(68,454)	—	(496,215)
Furniture and equipment	(13,444,667)	(592,377)	—	(14,037,044)
Telecommunications equipment	(759,864)	(34,000)	—	(793,864)
Machinery, appliances and equipment	(10,566,364)	(824,258)	—	(11,390,622)
Installations	(51,723,958)	(1,339,167)	—	(53,063,125)
Library books	(5,751,924)	(216,610)	—	(5,968,534)
Software, brands and patents	(17,158,592)	(624,046)	—	(17,782,638)

Total	$(111,246,747)	$(3,871,235)	$—	$(115,117,982)

        As of December 31, 2013, the composition of property and equipment is shown below:

	December 31, 2013
	Cost	Accumulated Depreciation	Net Value
Leasehold improvements	$657,600	$—	$657,600
Computer equipment	12,572,165	(11,413,617)	1,158,548
Vehicles	656,800	(427,761)	229,039
Furniture and equipment	18,774,693	(13,408,303)	5,366,390
Telecommunications equipment	1,021,174	(796,228)	224,946
Machinery, appliances and equipment	15,199,597	(10,566,364)	4,633,233
Installations	62,428,894	(51,723,958)	10,704,936
Library books	7,327,550	(5,751,924)	1,575,626
Software, brands and patents	19,837,848	(17,158,592)	2,679,256

Total	$138,476,321	$(111,246,747)	$27,229,574

        The movement in property and equipment for the year ended December 31, 2013 is shown below:

Cost	December 31, 2012	Additions	Disposals	Transfers	December 31, 2013
Land	$5,366,410	$—	$—	$(5,366,410)	$—
Leasehold improvements	657,600	—	—	—	657,600
Computer equipment	11,425,886	1,146,279	—	—	12,572,165
Vehicles	711,321	—	(54,521)	—	656,800
Furniture and equipment	16,438,056	2,343,318	(6,681)	—	18,774,693
Telecommunications equipment	1,021,174	—	—	—	1,021,174
Machinery, appliances and equipment	14,860,987	338,610	—	—	15,199,597
Installations	58,253,879	4,281,084	(106,069)		62,428,894
Library books	6,813,064	514,486	—	—	7,327,550
Software, brand and patents	18,588,733	1,249,115	—	—	19,837,848

Total	$134,137,110	$9,872,892	$(167,271)	$(5,366,410)	$138,476,321

Notes to Combined Financial Statements (Continued)

Amounts in Brazilian Reais

Note 5. Property and Equipment (Continued)

Accumulated Depreciation	December 31, 2012	Additions	Disposals	Transfers	December 31, 2013
Computer equipment	$(11,309,988)	$(103,629)	$—	$—	$(11,413,617)
Vehicles	(357,777)	(108,055)	38,071	—	(427,761)
Furniture and equipment	(12,577,682)	(838,618)	7,997	—	(13,408,303)
Telecommunications equipment	(708,894)	(87,334)	—	—	(796,228)
Machinery, appliances and equipment	(9,530,183)	(1,036,181)	—	—	(10,566,364)
Installations	(49,870,018)	(1,960,009)	106,069		(51,723,958)
Library books	(5,445,574)	(306,350)	—	—	(5,751,924)
Software, brands and patents	(16,111,733)	(1,046,859)	—	—	(17,158,592)

Total	$(105,911,849)	$(5,487,035)	$152,137	$—	$(111,246,747)

        As of September 12, 2014 and December 31, 2013, there was no need to record any provision for impairment of fixed assets.

Note 6. Assets Held for Sale

        In November 2013 with the approval of owners, FMU Group pledged to sell some buildings located in Sao Paulo. Management expects these buildings will be sold by the end of the 2015 fiscal year. The delay in sale was due to the required legal documentation not having been submitted to the public register. Assets classified as held for sale amount to $5,366,410.

Note 7. Accrued Compensation and Benefits

        Accrued compensation and payroll benefits consisted of the following:

	September 12, 2014	December 31, 2013
Salaries payable	$18,088,960	$8,560,975
Accrued vacation	15,999,347	12,366,266
Withholding taxes	9,965,158	9,645,083
Bonus	2,427,000	—
Other	230,036	33,650

Total	$46,710,501	$30,605,974

        The balance at December 31, 2013, was lower than September 12, 2014, as the payment of the provision for thirteeth salary was made on December 20, 2013.

Notes to Combined Financial Statements (Continued)

Amounts in Brazilian Reais

Note 8. Debt

        Debt consisted of the following:

	September 12, 2014		December 31, 2013
Local currency	Interest Rate	Outstanding Balance	Outstanding Balance
Current liabilities
Revolving line of credit(a)	22.53%p.a.	$28,357,007	$23,315,702
Working capital line of credit(b)	14.30%p.a.	16,573,203	13,485,115
Credit Agreement(c)	3.5% to 5%	2,184,448	857,408
Bank credit note	14.72%p.a.	227,969	995,765
Capital lease obligations(d)	17.18%p.a.	612,000	—
Others		237,890	1,072,341

Total Current liabilities		$48,192,517	$39,726,331
Non-current liabilities
Capital lease obligations(d)	17.18%p.a.	1,224,000	—

Total		$49,416,517	$39,726,331

(a)
FMU Group entered into four revolving lines of credit agreements with Banco Safra S.A. for working capital purposes. Two lines of credit allow FMU Group to borrow up to $8,000,000 respectively, the remaining two lines of credit do not have a maximum principal amount. Principal amounts under the revolving lines of credit of $8,000,000 will be due and payable between November 2015 and January 2016, and the two lines of credit with no maximum principal amount in September and October, 2014. The lines of credit carry interest rates of 22.53%p.a.. FMU Group does not pay an annual commitment fee on the unused portion of the facility. The lines of credit are secured by the assets of FMU Group.

(b)
FMU Group also has short-term working capital lines of credit with Banco Santander (Brasil) S.A. which have been guaranteed by the directors and all mature within one year. Interest rates on the lines of credit are 14.30% p.a.

(c)
Refers to a short-term credit agreement with Banco Safra S.A. The terms of the agreement indicate FMU Group is advanced cash based on the level of its monthly receivables, subjected to interest rates varying from 3.5% to 5%.

(d)
Capital leases, primarily relating to real estate obligations, are included in debt and have been recorded using an interest rate of 17.18% p.a.. FMU Group has assets under capital leases of $183,445 at September 12, 2014, net of accumulated depreciation. There were no assets under capital leases at December 31, 2013. The depreciation expense for capital leases is recorded in general and administrative expenses.

        Debt is accounted for at amortized cost which approximates its fair value.

        The variation is interest expense between the period ending September 12, 2013 and the year ending December 31, 2013, is due to the increase in the balance of long term debt.

Notes to Combined Financial Statements (Continued)

Amounts in Brazilian Reais

Note 8. Debt (Continued)

        The movement in the balance of debt is shown below:

	September 12, 2014	December 31, 2013
Beginning balance	$39,726,331	$43,737,491
Funding	153,168,341	189,398,909
Accrued interest	10,386,265	7,257,891
Amortization	(153,864,420)	(200,667,960)

Total	$49,416,517	$39,726,331

Note 9. Taxes Payable, other than income

        Taxes Payable, other than income includes amounts due from FMU Group to the Brazilian government which includes social security taxes, property taxes and withholding taxes and consist of the following:

	September 12, 2014	December 31, 2013
Tax installments—Federal tax(a)	$95,857,973	$99,228,479
Tax installments—Municipality tax (IPTU)(b)	30,333,546	26,720,305
Tax installments—Social contribution (INSS)(c)	10,169,561	23,409,298
Withholding taxes	10,537,072	4,097,582
Municipality tax (IPTU)	5,429,104	4,135,044
Other	2,656,378	1,134,254

Total	$154,983,634	$158,724,962

Current portion	$42,010,584	$37,436,763
Long-term portion	112,973,050	121,288,199

Total	$154,983,634	$158,724,962

(a)
Installment payments related to taxes withheld from third parties. These obligations were entered into the REFIS- IV, established by Law 11,941 / 11. Installment payments can be made in up to 160 monthly installments. As of September 12, 2014 and December 31, 2013, there were 121 and 129 installments to be paid, respectively. The balance of installments payable is adjusted monthly by the Brazilian Central Bank's overnight interest rate.

(b)
The installment of property tax not collected is made up to 120 monthly installments, and as of September 12, 2014 and December 31, 2013, there are 84 and 92 installments to be paid, respectively. The balance of installments payable is adjusted monthly by the Brazilian Central Bank's overnight interest rate.

(c)
Refers to installments of social security debts from the National lnstitute of Social Security, for the nonpayment of INSS incidents values on payroll. The installment payment is made in up to 60 monthly installments, remaining at September 12, 2014 and December 31, 2013, 40 and 48 installments to be paid, respectively. The balance of installments payable is adjusted monthly by the Brazilian Central Bank's overnight interest rate.

Notes to Combined Financial Statements (Continued)

Amounts in Brazilian Reais

Note 10. Leases

        FMU Group conducts a significant portion of its operations from leased facilities. These facilities include our corporate headquarters, other office locations, and many of FMU Group's higher education facilities. The terms of these operating leases vary and generally contain several renewal options. Some of the operating leases provide for increasing rents over the terms of the leases. FMU Group also leases certain equipment under noncancelable operating leases which are typically for terms of 60 months or less. Total rent expense under these leases is recognized ratably over the initial term of each lease. Any difference between the rent payment and the straight-line expense is recorded as an adjustment to the liability or as a prepaid asset.

        Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in the Combined Statement of Operations on a straight line basis over the lease term.

        The fixed asset leases in which FMU Group retains substantially all the risks and rewards of ownership are classified as capital leases. Capital leases are recorded as a financed purchase, recognizing at the beginning, a fixed asset and a financing liability (lease). Fixed assets acquired under capital leases are depreciated at the rates defined in Note 2(g).

        At September 12, 2014 and December 31, 2013, the gross amount of equipment and related accumulated depreciation recorded under capital leases were as follows:

	At September 12, 2014	At December 31, 2013
Equipment	$440,267	$—
Less Accumulated Depreciation	(256,822)	—

Total	$183,445	$—

        FMU Group has several operating leases for facilities in which it operates its business. The lease term of operating leases held with third parties range from one to ten years. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) as of September 12, 2014 and December 31, 2013 consisted of the following:

	At September 12, 2014	At December 31, 2013
Minimum Lease Payments	$45,297,676	$66,287,893

Notes to Combined Financial Statements (Continued)

Amounts in Brazilian Reais

Note 10. Leases (Continued)

        Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of September 12, 2014 and December 31, 2013 are:

	September 12, 2014	December 31, 2013
	Operating Leases	Operating Leases
Year ending December 31:
2014	$23,887,931	$77,747,435
2015	76,776,000	76,776,000
2016	76,548,000	76,548,000
2017	64,748,000	64,748,000
2018	54,883,000	54,883,000
2019	52,548,000	52,548,000
Later years, through 2025	188,116,000	187,892,000

Total minimum lease payments	$537,506,931	$591,142,435

        As part of the acquisition of FMU Group (Note 15), existing operating leases with related parties were renegotiated and new lease arrangements were executed. The lease terms commenced on September 12, 2014, with terms of 13 years and renewal options of four years. As a result, $466,176,400 (the portion of lease agreements with related parties) of the above future minimum lease payments will not be made as the lease agreements will be terminated upon acquisition, and the revised future minimum lease payments related to the new lease agreements will be $455,506,332 as of December 31, 2014.

Note 11. Contingencies

        FMU Group is subject to legal actions arising in the ordinary course of business, and has recognized contingencies related to civil, labor and tax resulting from potential acts and operations that could be subject to assessment from Authorities.

        As of September 12, 2014 and December 31, 2013, FMU Group had the following liabilities related to contingencies:

	Tax	Labor and Civil	Total
December 31, 2012	$206,268,378	$1,945,058	$208,213,436
Additions	29,914,870	1,039,246	30,954,116
Updates	8,718,760		8,718,760
December 31, 2013	244,902,008	2,984,304	247,886,312
Additions	19,805,000	290,000	20,095,000
Updates	12,520,342	—	12,520,342
Reversals	—	(1,565,741)	(1,565,741)
Payments	—	(562,000)	(562,000)

September 12, 2014	$277,227,350	$1,146,563	$278,373,913

Notes to Combined Financial Statements (Continued)

Amounts in Brazilian Reais

Note 11. Contingencies (Continued)

        As of September 12, 2014 and December 31, 2013, tax contingencies related to uncertain income tax positions in the amount of $79,653,000 and $72,036,095 respectively, are presented in the balance sheet as non-current Income taxes payable. Tax contingencies related to taxes other-than-income tax, and labor and civil claims in the amount of $197,574,350, $757,000 and $389,563 respectively, are presented as Other non-current liabilities for September 12, 2014, and in the amount of $172,865,913, $2,357,774 and $626,530, respectively, for December 31, 2013.

        FMU Group is party to legal proceedings and is exposed to risks of contingencies in tax, labor and civil categories. The ongoing lawsuits are being discussed at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these lawsuits and contingencies risks are estimated and updated by management, based on the support of external legal consultants.

        Labor contingencies include the questioning of former employees linked to disputes over compensation amounts paid by FMU Group. Civil contingencies are related to lawsuits filed against FMU Group relating to claims for compensation for material and moral damages arising from undue collections, late issuance of diplomas, failure to return registration fees of holiday courses, etc. character problems operational and / or academic.

        As of September 12, 2014 and as of December 31, 2014, FMU Group has lawsuits involving risks of loss classified by management as possible, based on the opinion of its legal advisors, for which no reserve was recorded at the estimated total amount of $12,101,991 and $13,338,989 respectively.

        The figures for the corresponding judicial deposits to ongoing claims are recognized as other assets in non-current assets.

Note 12. Income Taxes

        FMU Group's statutory tax rate is 34%. Significant components of the income tax (expense) benefit on earnings from continuing operations were as follows:

	September 12, 2014	December 31, 2013
Current	$(2,723,707)	$—
Contingencies	(7,616,904)	544,644
Deferred	37,524,073	—

Total income tax expense	$27,183,462	$544,644

Notes to Combined Financial Statements (Continued)

Amounts in Brazilian Reais

Note 12. Income Taxes (Continued)

        Income tax benefit was $27,183,462 for the period ended September 12, 2014, and differed from the amount computed by applying the Brazilian federal income tax and social contribution combined rate of 34% to pretax income (deemed income tax) as a result of the following:

	September 12, 2014
Computed "expected" tax benefit	$21,577,301	34%
Increase (reduction) in income taxes resulting from:
Permanent differences	970,220	1%
Tax on not-for-profit period income/loss	2,133,626	3%
Tax incentive PROUNI	8,649,605	14%
Others	1,187	0%
Effect of uncertain income tax contingencies—Principal	(3,298,000)	(5%)
Effect of uncertain income tax contingencies—Interest and penalties	(2,850,477)	(4%)

Total	$27,183,462	43%

        FMU Group records interest and penalties related to uncertain income tax positions as a component of income tax expense. During the period ended September 12, 2014, and the year ended December 31, 2013, FMU Group recognized interest and penalties related to income taxes of $4,318,905 and $333,387, respectively. Income tax expense for the period ended December 31, 2013, relates solely to income tax contingencies due to FMU Group's not-for-profit tax status.

        PROUNI ("Programa Universidade para Todos" or "University for All" Program) is a government tax program, which encourages institutions to provide students financial assistance in the form of discounts in return for federal tax incentives. Eligibility for PROUNI is based on each student's family monthly earnings. PROUNI is based on tuition discounts, and no funds are received by FMU Group nor the student from the federal government for the tuition discounts granted.

        Significant components of deferred tax assets arising from continuing operations were as follows:

September 12, 2014
Deferred tax assets:
Accounts and notes receivable principally due to allowance for doubtful accounts	$6,898,190
Deferred revenue	10,791,355
Contingencies	9,868,701
Tax provision and expenses	9,062,700
Others	937,367

Total deferred tax assets	37,558,313
Deferred tax liabilities:
Others	(34,240)

Total deferred tax liabilities	(34,240)

Net deferred tax assets	$37,524,073

Notes to Combined Financial Statements (Continued)

Amounts in Brazilian Reais

Note 12. Income Taxes (Continued)

        As of September 12, 2014, FMU Group's federal and municipal statutes are generally open back to 2009.

Note 13. Related Party Transactions

Transactions between FMU Group and Owners

        Transactions with related parties are as follows:

	September 12, 2014				December 31, 2013
	FMU	ACE	UESP	Total	FMU	ACE	UESP	Total
Non-current assets	$2,950	$—	$—	$2,950	$2,950	$—	$—	$2,950
Current liabilities
Rent Payable	26,044,274	7,096,832	1,175,000	34,316,106	26,856,129	5,986,610	3,757,477	36,600,216
Capital contribution	100,000	129,000	3,200,000	3,429,000	—	—	—	—

Rent Payable

        FMU Group leases from its owners 18 facilities which are used for administrative and academic purposes. The total rent expense for these facilities for the period ended September 12, 2014 and the year ended December 31, 2013, was $31,440,000 and $52,840,000 respectively. As of September 12, 2014 and December 31, 2013, the balance payable for the leases totaled $34,316,106 and $36,600,216 respectively. The amount of the rent payable is lower than the amount that would be offered to third-parties during a normal arm's-length-transaction.\

Remuneration to Owners

        For the period ended September 12, 2014 and the year ended December 31, 2013, the Combined Statement of Operations includes salaries and in kind remunerations paid to owners in the amounts of $6,222,000 and $9,836,230 respectively.

Note 14. Supplemental Cash Flow Information

        Cash interest payments were $14,171,395 and $10,802,739 for the period ended September 12, 2014 and the year ended December 31, 2013, respectively. Net income tax cash payments were $852,962 for the period ended September 12, 2014. There were no net income tax cash payments for the period ended December 31, 2013, due to FMU Group's not-for-profit status.

Note 15. Subsequent Events

        FMU Group has evaluated subsequent events from the combined balance sheet date through September 23, 2015, the date at which the combined financial statements were available to be issued, and determined that there are no other items to disclose.

        A previously noted, on September 12, 2014 through the purchase of 100% of its capital stock from Rede Internacional de Universidades Laureate Ltda. ("Rede") and Business School Sao Paulo Ltda., FMU Group became a subsidiary of Laureate Educations, Inc.

        In relation with the sale of FMU Group, and as of September 12, 2014, accounts payable included $25 millions of accrued expenses related to consultancy expenses incurred in relation with the transaction.

SOCIEDADE EDUCACIONAL SUL-RIO-GRANDENSE LTDA.

Financial Statements

December 31, 2013 and 2012

Independent Auditors' Report

To the board of directors and quotaholders
Sociedade Educacional Sul-Rio-Grandense Ltda.

        We have audited the accompanying financial statements of Sociedade Educacional Sul-Rio-Grandense Ltda., which comprise the balance sheet as of December 31, 2013 and 2012, and the related statements of income, quotaholders' equity and cash flows for each of the two years ended December 31, 2013.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sociedade Educacional Sul-Rio-Grandense Ltda. at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers Auditores Independentes

Porto Alegre, RS, Brazil
September 28, 2015

SOCIEDADE EDUCACIONAL SUL-RIO-GRANDENSE LTDA.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(amounts in Brazilian Reais)

	December 31,
	2013	2012
Revenues	$22,946,271	$25,146,552
Costs and expenses:
Direct costs	(15,427,519)	(16,851,291)
General & administrative expenses	(3,361,846)	(3,552,377)
Gain from distribution of assets	90,357,900	—

Operating income	94,514,806	4,742,884

Interest income	7,545,011	13,073,465
Interest Expense	(404,319)	(103,499)

Income from before income taxes	101,655,498	17,712,850
Income tax expense	(4,689,900)	(7,877,165)

Net income	$96,965,598	$9,835,685

The accompanying notes are an integral part of these financial statements.

SOCIEDADE EDUCACIONAL SUL-RIO-GRANDENSE LTDA.

BALANCE SHEET

AS OF DECEMBER 31, 2013 AND 2012

(amounts in Brazilian Reais)

	December 31,
	2013	2012
Assets
Current Assets:
Cash and cash equivalents	$56,385,598	$131,033,482
Receivables:
Accounts and notes receivable	6,291,730	6,607,190
Allowance for doubtful accounts	(4,652,016)	(4,893,407)

Receivables, net	1,639,714	1,713,783
Prepaid expenses and other current assets	249,555	15,963

Total current assets	58,274,867	132,763,228
Property and equipment:
Land	—	4,917,222
Buildings	—	27,303,717
Furniture, computer equipment and software	8,553,520	8,337,113
Accumulated depreciation and amortization	(6,035,619)	(13,694,802)

Property and equipment, net	2,517,901	26,863,250
Deferred income Taxes	5,990,188	5,165,377

Total Assets	$66,782,956	$164,791,855

Liabilities and Stockholder's Equity
Current Liabilities:
Accounts payable	$117,809	$74,143
Accounts payable to quotaholders	52,244,000	—
Accrued expenses	367,886	8,685,884
Accrued compensation and benefits	1,081,186	1,069,051
Deferred revenue and student deposits	157,132	127,499
Income taxes payable	19,931,616	18,790,375
Other current liabilities	1,990,552	1,877,238

Total current liabilities	75,890,181	30,624,190
Other long-term liabilities	8,609,835	7,852,793

Total Liabilities	84,500,016	38,476,983

Quotaholders' equity:
Common stock (par value $1.00 per share; authorized—100,000 quotas; issued and outstanding quotas of 100,000 as of December 31, 2013 and 100,000 as of December 31, 2012)	100,000	100,000
Retained Earnings/(Accumulated deficit)	(17,817,060)	126,214,872

Total quotaholders' equity	(17,717,060)	126,314,872

Total liabilities and Quotaholders' Equity	$66,782,956	$164,791,855

The accompanying notes are an integral part of these financial statements.

SOCIEDADE EDUCACIONAL SUL-RIO-GRANDENSE LTDA.

STATEMENTS OF QUOTAHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(amounts in Brazilian Reais)

	Common Stock	Retained Earnings	Total quotaholders' equity
Balance as of December 31, 2011	$—	$116,379,187	$116,379,187
Capital Contribution	100,000	—	100,000
Net income	—	9,835,685	9,835,685

Balance as of December 31, 2012	100,000	126,214,872	126,314,872

Dividends distribution	—	(75,476,171)	(75,476,171)
Distribution of assets (spin-off)	—	(165,988,000)	(165,988,000)
Others	—	466,641	466,641
Net income	—	96,965,598	96,965,598

Balance as of December 31, 2013	$100,000	$(17,817,060)	$(17,717,060)

The accompanying notes are an integral part of these financial statements.

SOCIEDADE EDUCACIONAL SUL-RIO-GRANDENSE LTDA.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(amounts in Brazilian Reais)

	For the years ended December 31,
	2013	2012
Net income	$96,965,598	$9,835,685
Other comprehensive (loss) income	—	—
Total other comprehensive (loss) income	—	—

Comprehensive income attributable to Sociedade Educacional Sul-Rio-Grandense LTDA.	$96,965,598	$9,835,685

The accompanying notes are an integral part of these financial statements.

SOCIEDADE EDUCACIONAL SUL-RIO-GRANDENSE LTDA.

STATEMENTS OF CASH FLOWS

FOR THE YEARS DECEMBER 31, 2013 AND 2012

(amounts in Brazilian Reais)

	For the years ended December 31,
	2013	2012
Cash flows from operating activities
Net income	$96,965,598	$9,835,685
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,577,545	1,734,681
Rent expense	466,641	—
Gain from distribution of assets	(90,357,900)	—
Bad debt expense	(241,391)	1,081,491
Deferred income taxes	(824,811)	(1,862,378)
Non-cash loss from income tax contingencies	—	8,220,466
Non-cash loss from non-income tax contingencies	870,356	2,128,217
Change in operating assets and liabilities:
Receivables	315,460	429,903
Prepaid expenses and other assets	(233,593)	57,745
Accounts payable and accrued expenses	(8,262,197)	8,389,986
Increase in income tax payable	1,141,241	(53,518,709)
Deferred revenue and student deposits	29,633	92,995

Net cash provided by (used in) operating activities of continuing operations	1,446,582	(23,409,918)

Cash flows from investing activities
Purchase of property and equipment	(618,295)	—
Proceeds from sale of property and equipment	—	(591,328)

Net cash used in investing activities of continuing operations	(618,295)	(591,328)

Cash flows from financing activities
Dividends paid	(75,476,171)	—
Capital contribution	—	100,000

Net cash provided used in (provide by) financing activities of continuing operations	(75,476,171)	100,000

Net change in cash and cash equivalents	(74,647,884)	23,901,246
Cash and cash equivalents at beginning of period	131,033,482	154,934,728

Cash and cash equivalents at end of period	$56,385,598	$131,033,482

The accompanying notes are an integral part of these financial statements.

SOCIEDADE EDUCACIONAL SUL-RIO-GRANDENSE LTDA.

Notes to Financial Statements

December 31, 2013 and 2012

Amounts in Brazilian Reais

Note 1. Description of Business

        The SOCIEDADE EDUCACIONAL SUL-RIO-GRANDENSE LTDA. ("FAPA" or "the Company"), a limited company, provides higher education programs and services to students in Porto Alegre, Brazil.

        On November 22, 2013, the Company made an asset distribution to two new entities owned by FAPA's quotaholders. The land and buildings in which FAPA provides services were the spun off its balance sheet as of this date (refer to Note 5 Spin-off).

        On October 1, 2012, the Secretaria da Receita Federal do Brazil, Brazilian internal revenue services, revoked the Company's "tax immunity" status due to the violation of federal law 9,532/97 requirements. Therefore, from October 2012, the Company was required to pay all taxes. As a result, in October 2012, the Company changed its judicial nature from a non-profit to a for-profit entity. The for-profit entity was formed with capital stock of $100,000. These Financial Statements are prepared based on standards applicable to for-profit companies.These financial statements are prepared under the presumption that the Company will be able to continue as a going concern. As of December 31, 2013 the Company presents an equity deficit amounting to $17,717,060 mainly due to the impact of the accounting of the spin-off of assets (refer to Note 5 Spin-off) at fair value as well as the dividend distribution. As of December 31, 2013, the Company presents a negative working capital balance of $17,615,314 which is primarily due to the impact of accounts payable to quotaholders (refer to Note 5 Spin-off). The Company has a positive operating cash flow, and the negative working capital and equity deficit does not impact the ability of the Company to realize its assets and to meet its obligations in the ordinary course of business.

        The financial statements have been prepared for the purpose of complying with Rule 3-05 of Regulation S-X of the Securities and Exchange Commission.

Note 2. Significant Accounting Policies

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts, useful lives of fixed assets, and provisions for civil and labor risks and tax contingencies.

(a)   Functional Currency

        The functional currency is the currency of the economic environment in which a company primarily does business. The Brazilian Real is the functional currency of the Company and its financial statements are presented in its functional currency.

SOCIEDADE EDUCACIONAL SUL-RIO-GRANDENSE LTDA.

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

Amounts in Brazilian Reais

Note 2. Significant Accounting Policies (Continued)

        The Company does not have any transactions in currencies different from its functional currency.

(Unaudited)
Fiscal Year Ended or Ending Dec 31,	At End of Period	Average (of month- end rates)	High	Low
	(R$ per $1.00)
2009	0.57	0.57	0.59	0.41
2010	0.60	0.59	0.60	0.53
2011	0.54	0.54	0.65	0.53
2012	0.49	0.48	0.59	0.47
2013	0.42	0.43	0.51	0.41

(b)   Cash and Cash Equivalents

        The Company considers all highly liquid investments that are purchased with an original maturity of three months or less to be cash equivalents.

(c)   Financial Instruments

        FAPA's financial instruments consist of cash and cash equivalents, accounts and notes receivable, other receivables and accounts payables. The fair value of these financial instruments approximates their carrying amounts reported in the Balance Sheet.

        The Company's cash accounts are maintained with high-quality financial institutions with a significant concentration in two institutions: Banco Santander and Banco Safra.

        The Company accounts receivable are not concentrated with any one significant customer.

(d)   Accounts and Notes Receivable

        The Company recognizes receivables when an academic session begins, although students generally enroll in courses prior to the start of the academic session. Receivables are recognized only to the extent that amounts are due and collection is reasonably assured.

(e)   Allowance for Doubtful Accounts

        FAPA records an allowance for doubtful accounts to reduce its receivables to their net realizable value. The Company's allowance estimation methodology is based on the age of the receivables, the status of past-due amounts, historical collection trends, current economic conditions, and student enrollment status. Receivables deemed to be uncollectible are written-off against the allowance for doubtful accounts. In the event that current collection trends differ from historical trends, an adjustment is made to the allowance account and bad debt expense.

SOCIEDADE EDUCACIONAL SUL-RIO-GRANDENSE LTDA.

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

Amounts in Brazilian Reais

Note 2. Significant Accounting Policies (Continued)

(f)    Property and Equipment, and Leased Assets

        Property and equipment includes land, buildings, furniture, computer equipment and software. FAPA records property and equipment at cost less accumulated depreciation and amortization. Repairs and maintenance costs are expensed as incurred.

        FAPA analyzes each lease agreement entered to determine whether it should be classified as a capital or an operating lease. The Company recognize operating lease rent expense on a straight-line basis over the expected term of each lease.

        Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Total depreciation for the years ended December 31, 2013 and 2012 was $1,577,545 and $1,734,681, respectively, which was entirely recorded as direct costs in each year.

        Depreciation and amortization periods are as follows:

Buildings	25
Furniture, computer equipment and software	5 - 10

(g)   Direct Costs

        Direct costs reported on the Statement of Operations represent the cost of operations, including labor costs, and depreciation and amortization expense.

(h)   Long-lived Assets

        Long-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include, but are not limited to, a significant deterioration of operating results, a change in regulatory environment, changes in business plans, or adverse changes in anticipated future cash flows. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to result from the use and eventual disposition of the assets. If the assets are determined to be impaired, the impairment recognized is the excess of the carrying amount over the fair value of the assets. Fair value is generally determined by the discounted cash flow method. The discount rate used in any estimate of discounted cash flows is the rate commensurate with a similar investment of similar risk.

(i)    Revenue Recognition

        Revenues are recognized when the amount can be reliably measured and the economic benefits will flow to the Company. The Company's revenues primarily consist of tuition and educational service revenues. Revenues are reported net of discounts, rebates, taxes, grants or scholarships awarded.

        Revenues are not recognized if there are significant uncertainties regarding realization. Revenues from tuition are recognized on a straight-line basis over the academic session.

SOCIEDADE EDUCACIONAL SUL-RIO-GRANDENSE LTDA.

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

Amounts in Brazilian Reais

Note 2. Significant Accounting Policies (Continued)

        Deferred revenue and student deposits on the Balance Sheet consist of tuition paid prior to the start of academic sessions and unearned tuition amounts recorded as accounts receivable after an academic session begins. If a student withdraws from an institution, the Company's obligation to issue a refund depends on the refund policy and the timing of the student's withdrawal. Generally, the Company's refund obligations are reduced over the course of the academic term. FAPA records refunds as a reduction of deferred revenue and student deposits, as applicable.

        The following table shows the components of Revenues of total net revenue for the periods presented:

	For the years ended December 31,
	2013	2012
Tuition and educational services	$24,184,262	$25,321,223
Other	897,892	443,350

Gross revenue	25,082,154	25,764,573
Less: Discounts / waivers / scholarships	(73,046)	(123,351)
Less: Taxes on sales	(2,062,837)	(494,670)

Total	$22,946,271	$25,146,552

(j)    Fair Value Measurements

        The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

  •
  Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

  •
  Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

  •
  Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

        These levels are not necessarily an indication of the risk of liquidity associated with the financial assets or liabilities disclosed. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement, as required under ASC 820-10.

SOCIEDADE EDUCACIONAL SUL-RIO-GRANDENSE LTDA.

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

Amounts in Brazilian Reais

Note 2. Significant Accounting Policies (Continued)

        The carrying amounts of cash and cash equivalents, accounts and notes receivable, other assets, accounts payable, and accrued expenses are a reasonable estimate of their fair values, as per the level 1 hierarchy, due to their short-term nature. There are no other fair value levels in FAPA's Financial Statements.

(k)   Advertising

        The Company expenses advertising costs as incurred. Advertising expenses were $228,043 and $249,339 for the years ended December 31, 2013 and 2012, respectively, and are recorded in direct costs in the Statements of Operations.

(l)    Income Taxes

        The Company records the amount of taxes payable or refundable for the current year. Deferred income tax assets and liabilities are recorded with respect to temporary differences in the accounting treatment of items for GAAP financial reporting purposes and for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the new rate is enacted. Where, based on the weight of all available evidence, it is more likely than not that some portion of recorded deferred tax assets will not be realized, a valuation allowance is established for the amount that, in management's judgment, is sufficient to reduce the deferred tax asset to an amount that is more likely than not to be realized.

        A tax position must meet a minimum probability threshold before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position and having full knowledge of all relevant information.

(m)  Contingencies

        Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Note 3. Significant Risks and Uncertainties Including Business and Credit Concentrations

        The Company's activities expose it to credit and liquidity risks.

Credit Risk

        The financial statements at December 31, 2013 and 2012 include a provision to cover possible losses on accounts receivable from students. No single customer accounted for more than 5% of the Company's revenues in 2013 or 2012, or accounts receivable at December 31, 2013 or 2012.

SOCIEDADE EDUCACIONAL SUL-RIO-GRANDENSE LTDA.

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

Amounts in Brazilian Reais

Note 3. Significant Risks and Uncertainties Including Business and Credit Concentrations (Continued)

        The Company limits its exposure to credit risk associated with banks and financial investments by investing in financial institutions highly recognized solvency and prestige.

Liquidity Risk

        Liquidity risk is the risk that the Company does not have sufficient liquidity to meet its financial commitments, due to the mismatch of terms or volume between receipts and payments net proceeds.

        To manage liquidity of cash, assumptions of future disbursements and receipts, which are monitored daily by the Finance Department are established.

        On December 31, 2013 and 2012, the Group had cash and cash equivalents of $51,901 and $56,333,697, and $155,463 and $130,878,019, respectively. Cash and cash equivalents along with funds generated by normal operations of the Company are expected to be sufficient to manage liquidity risk.

Note 4. Accounts and Notes Receivable

        The recorded amount in notes receivable for which an impairment has been recognized and the related allowance for doubtful accounts at December 31, 2013 and 2012 were $4,652,016 and $4,893,407 respectively. There was no interest income recognized on the impaired notes receivable during 2013 and 2012. For the years ended December 31, 2013 and 2012, there were no sales of notes receivable.

        The Company's accounts receivables consist of receivables related to student tuition and receivables related to the "Financing for Higher Education Studies" ("FIES"). FIES is a program whose purpose is to finance the postsecondary education of students enrolled in private institutions. In accordance with current legislation, the Company receives from the Brazilian Fund for Education Development ("FNDE") the amounts financed by the students in FIES.

        The FIES Program targets students from low socio-economic backgrounds enrolled at private post-secondary institutions. Eligible students receive loans with below market interest rates that are required to be repaid after an 18-month grace period upon graduation. FIES pays the Company tax credits which can be used to pay certain federal taxes and social contributions. FIES repurchases excess credits for cash. As part of the FIES Program, the Company is obligated to pay 15% of any student default. The default obligation increases to 30% of any student default if the Company is not current with its federal taxes. FIES withholds between 1% and 3% of tuition paid to the Company to cover any potential student defaults ("holdback"). If the student pays 100% of their loan, the withheld amounts will be paid to the Company. The Company recognizes revenues net of the amounts withheld by FIES. FIES is 8% and 9% of revenues for the years ended December 31, 2013 and December 31, 2012 respectively.

        Delinquency is the primary indicator of credit quality for the Company's receivables. For receivables related to tuition programs, the Company records an allowance for doubtful accounts based on the aging of the receivable .

SOCIEDADE EDUCACIONAL SUL-RIO-GRANDENSE LTDA.

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

Amounts in Brazilian Reais

Note 4. Accounts and Notes Receivable (Continued)

        The activity in the allowance for doubtful accounts for the years ended December 31, 2013 and 2012 is as follows:

	December 31,
	2013	2012
Allowance for doubtful accounts:
Beginning balance	$(4,893,407)	$(3,811,916)
Write-offs	—	—
Recoveries	655,710	—
Provision	(414,319)	(1,081,491)

Ending balance	$(4,652,016)	$(4,893,407)

Note 5. Spin-off

        On November 22, 2013, the Company made distributions to various quotaholders in the form of cash and assets in the amount of $75,630,100. The company made an asset distribution to two new entities owned by FAPA's quotaholders, SFS Assesoria e Consultoria S/S LTDA. and Sociedade Porto-alegrense de Pesquina Educacional LTDA. The assets distributed included (1) land and buildings in which FAPA provides services and with a net book value of $23,386,100 as of the spinoff date and (2) cash in the amount of $52,244,000 (refer to Note 9 Related Parties).

        In accordance with GAAP, the spinoff represents a non-reciprocal transfer which is required to be accounted at fair value. FAPA recognized a gain in the amount of $90,357,900 for the difference between the fair value and the historical cost as disclosed below:

Historical net book value of lands and buildings distributed	$23,386,100
Gain recognized in the income statement	90,357,900

Fair Value of lands and buildings distributed	$113,744,000
Accounts payable to quotaholders	52,244,000

Total assets distributed (spin-off)	$165,988,000

        From November 22, 2013 to December 31, 2013, without entering into a lease agreement or transferring any consideration to the owners, FAPA continued utilizing the spinoff assets without transferring any consideration to the new owners. This was considered expenses paid by the quotaholders on behalf of the Company. FAPA recognized rent expense of $466,641 and a related capital contribution (included as "Others" in the Statement of Quotaholder's Equity).

Note 6. Commitments

        On July 2014, the Company signed a lease agreement related to the distributed assets with a prospective date (refer to Note 5), as such, the Company has no significant commitments as of year-end December 31, 2013 and 2012.

SOCIEDADE EDUCACIONAL SUL-RIO-GRANDENSE LTDA.

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

Amounts in Brazilian Reais

Note 7. Contingencies

        The Company is subject to legal actions arising in the ordinary course of its business. In management's opinion, they have adequate legal defenses and/or accrued liabilities with respect to the eventuality of such actions. FAPA does not believe that any settlement would have a material impact on its Financial Statements.

Other Current and Long-Term Liabilities

        Included in Other Current and Long-Term Liabilities there are provisions for tax contingencies related to federal and municipal taxes, and are mainly tax risks related to taxes on income and financial transactions from tax positions and which are subject to the assessment of tax authorities. These provisions amounted to $10,600,387 and $9,730,031, respectively.

Note 8. Income Taxes

        As of December 31, 2013 and 2012, FAPA has accounted for income tax payable amounting to $19,931,616 and $18,790,375, respectively, related to the loss of its "tax immunity". In August 22, 2014, FAPA entered the REFIS program, a government tax amnesty program and paid $17,825,044 to settle these payables.

        The significant components of the income tax expense are as follows:

	December 31,
	2013	2012
Current	$(4,373,469)	$(1,519,077)
Contingencies	(1,141,242)	(8,220,466)
Deferred	824,811	1,862,378

Total income tax expense	$(4,689,900)	$(7,877,165)

        Income tax expense was $4,689,900 for the year ended December 31, 2013, and differed from the amount computed by applying the Brazilian federal income tax and social contribution combined rate of 34% to pretax income (deemed income tax) as a result of the following:

December 31, 2013
Computed "expected" tax expense	$(34,562,869)
Increase (reduction) in income taxes resulting from:
Permanent differences
Non-taxable gain on revaluation of assets to fair value	30,721,686
Interest and penalities	(1,141,242)
Other	292,525

Total income tax expense	$(4,689,900)

        Income tax expense was $7,877,165 for the year ended December 31, 2012, and it differs from the amount computed by applying the Brazilian federal income tax rate of 34% to pretax income as a

SOCIEDADE EDUCACIONAL SUL-RIO-GRANDENSE LTDA.

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

Amounts in Brazilian Reais

Note 8. Income Taxes (Continued)

result of the adherence of the Company to the "Lucro Presumido Program" by which the income tax expense is calculated by applying a rate of 32% on revenues (deemed income tax). In addition, as mentioned above, FAPA was a not for profit entity from January 1 to October 1, 2012 which led to additional variances.

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2013 and 2012 are presented below:

	December 31,
	2013	2012
Deferred tax assets:
Accounts and notes receivable principally due to allowance for doubtful accounts	$508,575	$367,707
Contingencies	5,481,613	4,797,670

Net deferred tax assets	$5,990,188	$5,165,377

        The Company records interest and penalties related to uncertain tax positions as a component of Income tax expense. During the years ended December 31, 2013 and 2012, the Company recognized interest and penalties related to income taxes of $1,141,242 and $2,267,875, respectively.

        As of December 31, 2013, FAPA's federal and municipal statutes are generally open back to 2009.

Note 9. Employer Benefit Plans

        The Company sponsors a defined contribution plan for all of its employees. FAPA makes annual contributions to the plan between 50% to 95% of the participant's contribution in accordance with the years of work.

        The following table summarizes employer contributions during 2013 and 2012:

	Pension Plan
	2013	2012
Employer contribution	$32,877	$35,374

Note 10. Related Party Transactions

Transactions between FAPA and Quotaholders

        On November 22, 2013, the Company's quotaholders approved a distribution by which land and buildings with a net book value of $23,386,100 were distributed to SFS Assesoria and Sociedade P. Pesquisa and cash for $52,244,000 approved to be distributed. As of December 31, 2013, FAPA has not settled this obligation and $52,244,000 is included in the line item of Accounts Payable to Quotaholders in the Balance Sheet (refer to Note 5 Spinoff).

SOCIEDADE EDUCACIONAL SUL-RIO-GRANDENSE LTDA.

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

Amounts in Brazilian Reais

Note 10. Related Party Transactions (Continued)

        As of December 31, 2013 and 2012, the Income Statement includes salaries paid to quotaholders in the amounts of $553,785 and $118,509, respectively.

        Also, during 2013 and 2012, the Company received services related to the collection of outstanding receivables from students from Educredito Gestao e Recuperacao de Ativos Educacionais LTDA., an entity partially owned by a quotaholder's relative. Educredito retains the interest on the payments collected from students as service fees.

Note 11. Supplemental Cash Flow Information

        Net income tax cash payments were $4,039,307 and $0 for the years ended December 31, 2013 and 2012, respectively.

        The distribution of assets (refer to Note 5) represents a non-cash flow transactions as of December 31, 2013 for the land and buildings transferred.

        The cash obligation of $52,244,000 (refer to Note 9) represents a non-cash flow transaction as of December 31, 2013. It is a transaction that affected Equity and Accounts Payable and because of this is not presented in the Cash Flow Statement.

Note 12. Subsequent Events

        The Company has evaluated subsequent events from the balance sheet date through                , 2015, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

        On January 30, 2014 and July 4th, 2014, the Company settled the account payable to the Sellers amounting to 52,244,000 (refer to notes 5 and 9) by paying in cash $13 million and $39,244,000, respectively in each date.

        On August 12, 2014, Laureate Educations, Inc. acquired FAPA. The total purchase price was $9,361,556, and was paid in form of two seller notes with a total discounted present value of approximately $6,250,802, plus an additional deferred payment of approximately $3,110,754.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

        The following unaudited pro forma combined financial information has been prepared to reflect adjustments to the historical audited financial statements of Laureate Education Inc. (the "Company" or "Laureate") to give effect to the acquisition on September 12, 2014 of Faculdades Metropolitanas Unidas—Associacão Educacional, Associacão de Cultura e Ensino, and União Educacional de São Paulo, (collectively, the "FMU Group") and the acquisition on August 12, 2014 of Sociedade Educacional Sul-Rio-Grandense Ltda ("FAPA").

        The unaudited pro forma combined financial information gives effect to the historical results of operations of the FMU Group and FAPA prior to the respective dates of acquisition. Assumptions underlying the unaudited pro forma combined financial information are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma combined financial information. The following unaudited pro forma combined statement of operations for the year ended December 31, 2014 is based on and derived from, and should be read in conjunction with, the historical audited financial statements of Laureate and the notes thereto, the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical audited financial statements of the FMU Group and FAPA included elsewhere in this prospectus.

        The unaudited pro forma combined statement of operations for the year ended December 31, 2014 assumes that each of the acquisitions occurred as of January 1, 2014. The unaudited pro forma combined financial information has been prepared by management for illustrative purposes only and is not necessarily indicative of the results of operations that would have been realized had the acquisitions occurred as of January 1, 2014, nor is it meant to be indicative of any future results of operations that the combined company will experience. In addition, the accompanying unaudited pro forma combined statement of operations does not include any expected cost savings which may be achievable or which may occur subsequent to the acquisitions or the impact of certain non-recurring activity and one-time transaction related costs. The Company's historical audited statement of operations for the year ended December 31, 2014 has been adjusted in the accompanying unaudited pro forma combined financial statement to give effect to pro forma events that are (1) directly attributable to the acquisitions and financings related thereto, (2) factually supportable and (3) expected to have a continuing impact on the combined results, as well as any nonrecurring charges directly attributable to the transactions. No pro forma combined balance sheet is required because the Company's consolidated June 30, 2015 balance sheet includes the balance sheets of the FMU Group and FAPA.

        The acquisitions have been accounted for as business combinations using the acquisition method of accounting under the guidance in Accounting Standards Codification No. 805, "Business Combinations" ("ASC 805"), and applying the pro forma assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined financial information. Under ASC 805, the Company values assets acquired and liabilities assumed in a business combination at their fair values as of the acquisition date. Fair value measurements can be highly subjective and the reasonable application of measurement principles may result in a range of alternative estimates using the same facts and circumstances. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs and timing. Under ASC 805, transaction costs are not included as a component of consideration transferred, and are expensed as incurred. The excess of the purchase price (consideration transferred) over the estimated fair values assigned to identifiable assets and liabilities as of the effective dates of the acquisitions is allocated to goodwill in accordance with ASC 805. Prior to the respective one-year anniversaries of each acquisition, the final valuation was completed. The Company believes the fair values assigned to the assets acquired and liabilities assumed are based on reasonable estimates and assumptions using currently available data.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

	Historical			Pro Forma
(In thousands, except per share amounts)	Historical Laureate	Historical FMU Group(1)(2)	Historical FAPA(1)(2)	Pro forma Adjustments	Footnote Reference	Pro Forma Combined Laureate
Revenues	$4,414,682	$134,960	$5,089	$—		$4,554,731
Costs and expenses
Direct costs	3,838,179	146,748	3,526	(6,119)	3(a), 3(b)	3,982,334
General and administrative expenses	151,215	—	—	—		151,215
Loss on impairment of assets	125,788	—	—	—		125,788

Operating income (loss)	299,500	(11,788)	1,563	6,119		295,394
Interest income	21,822	379	1,039	—		23,240
Interest expense	(385,754)	(16,358)	(27)	(1,674)	3(c)	(403,813)
Loss on extinguishment of debt	(22,984)	—	—	—		(22,984)
Loss on derivatives	(3,101)	—	—	—		(3,101)
Other expense, net	(1,184)	—	—	—		(1,184)
Foreign currency exchange loss, net	(109,970)	—	—	—		(109,970)

(Loss) income from continuing operations before income taxes and equity in net income of affiliates	(201,671)	(27,767)	2,575	4,445		(222,418)
Income tax benefit	39,060	11,894	569	(1,511)	3(d)	50,012
Equity in the net income of affiliates, net of tax	158	—	—	—		158

(Loss) income from continuing operations	(162,453)	(15,873)	3,144	2,934		(172,248)
Net loss attributable to non-controlling interest	4,162	—	—	—		4,162

Net (loss) income attributable to Laureate Education, Inc.	$(158,291)	$(15,873)	$3,144	$2,934		$(168,086)

Basic and diluted earnings (loss) per share:
Loss from continuing operations attributable to Laureate Education, Inc.	$(0.31)					$(0.33)

Weighted average shares outstanding:
Basic and diluted	530,467					530,467

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1. Description of the Transactions

        On September 12, 2014, Laureate acquired the FMU Group, a group of higher educational institutions in São Paulo, Brazil. The total purchase price was $387.6 million, which was paid with seller notes totaling $96.8 million and cash paid at closing of $290.8 million. The maturity date of the notes is September 12, 2017, the third anniversary of the acquisition closing date, and the aggregate principal balance will be adjusted from the closing date until the date of payment based on 100% of the Certificado de Depósito Interbancário rate. These notes were recorded on the acquisition date at their discounted present values, which is accreted over the maturity of the notes. The cash paid at acquisition included approximately $231 million of cash, including accrued interest, that was held by Laureate in an escrow bank account prior to the acquisition date and was recorded as restricted cash on Laureate's consolidated balance sheet as of December 31, 2013. The remainder of the cash paid at closing was from borrowings from third-party lenders. The goodwill recorded for the FMU Group acquisition relates to the incremental value that it provides to the Laureate International Universities network by significantly expanding its presence into the value-priced market in São Paulo, Brazil.

        On August 12, 2014, Laureate acquired FAPA, an institution in Porto Alegre, Brazil. The total purchase price was $4.1 million and was paid in the form of two seller notes with a total discounted present value of approximately $3.0 million, plus an additional deferred payment of approximately $1.1 million. The deferred payment of $1.1 million was paid in September 2014. The first seller note is due on August 12, 2018, the fourth anniversary of the acquisition closing date, and the second seller note is due on August 12, 2019, the fifth anniversary of the acquisition closing date. The principal balance of both notes will be adjusted from the closing date until the dates of their respective payments by Brazil's General Index of Market Prices. The goodwill recorded for this acquisition relates to the incremental value that FAPA brings to the Laureate International Universities network and the existing Laureate operations in the State of Rio Grande do Sul, Brazil.

        The following table summarizes the estimated sources of the purchase price in connection with the acquisitions.

	(in thousands)
	FMU Group	FAPA
Sources:
Balance sheet cash	$231,000	$—
Borrowings from lenders	59,774	—
Seller notes	96,829	4,148

	$387,603	$4,148

        The purchase price allocation in included in Note 4 of Laureate's audited financial statements included elsewhere in this prospectus.

2. Translation from BRL to U.S. Dollars

        Historical audited financial statements of the FMU Group as of September 12, 2014 and unaudited financial statements of FAPA as of August 12, 2014 were prepared in accordance with U.S GAAP, using the BRL as the reporting currency. For purposes of the unaudited pro forma condensed financial information, the Brazilian Real denominated financial statements of FMU Group and FAPA have been converted to the U.S. dollar, using the average exchange rate of 0.43754 and 0.43708, respectively, for the periods presented.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION (Continued)

3. Pro Forma Adjustments to Combined Statement of Operations

(a)
Reflects the incremental depreciation and amortization expense resulting from using the acquisition method of accounting as follows:

(in thousands)	Weighted Average Useful Life (months)	Estimated Fair Value	Incremental Expense
Property plant and equipment	61	$5,625	$959
Student roster	48	22,610	3,707
Favorable lease contracts FAPA Group	120	2,694	153
Trademarks	N/A	99,186	N/A

Total pro forma depreciation and amortization expense		$130,115	$4,819
(b)
Reflects the elimination of transaction costs incurred by the FMU Group of $10.9 million during the year ended December 31, 2014.

(c)
Reflects the net incremental interest expense of $1.7 million related to the debt structure of the FMU Group that was contemplated by the acquisition agreements to be in place as of the closing date of the acquisition as well as the terms of the financing agreements related to the acquisitions. A one eighth percent change in the weighted average interest rate would increase or decrease the pro forma annual cash interest expense of the Company's aggregate indebtedness incurred at the closings of the acquisitions by approximately $0.3 million.

(d)
Represents the income tax effect of the pro forma adjustments using a combined federal and state statutory income tax rate of 34.0%.

Laureate Education, Inc.

OFFER TO EXCHANGE

$1,400,000,000 aggregate principal amount of its 9.250% Senior Notes due 2019, which have been registered under the Securities Act of 1933, for any and all outstanding 9.250% Senior Notes due 2019.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

Delaware Registrants

  a.
  Laureate Education, Inc., Laureate Ventures, Inc., Post-Secondary Education Acquisition Corporation, Educational Satellite Services, Inc. and Laureate Education International Ltd. are incorporated under the laws of Delaware.

        Section 102 of the General Corporation Law of the State of Delaware (the "DGCL") permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

        Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        The certificate of incorporation and bylaws of Laureate Education, Inc. provide that the corporation shall indemnify to the fullest extent permitted by Section 145 of the DGCL, and shall indemnify each person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, and may indemnify each person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was an employee or agent of the corporation, or is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Such right of indemnification is not exclusive of any other rights to which those indemnified may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors, or otherwise, and inures to the benefit of the heirs, executors and administrators of such persons.

        The certificates of incorporation of Laureate Ventures, Inc. and Laureate Education International Ltd. each allows for indemnification to the fullest extent permitted by Sections 102 and 145 of the DGCL to each person that such sections grant the corporation the power to indemnify.

        The bylaws of Laureate Ventures, Inc. state that the indemnification provided for by each corporation shall not be deemed exclusive of any other rights to which a person seeking indemnification or advance of expenses may be entitled under any law, or any agreement, vote of stockholders or disinterested directors or other provision that is consistent with law.

        The certificate of incorporation and bylaws of Post-Secondary Education Acquisition Corporation provide that the corporation shall indemnify to the fullest extent permitted by Section 145 of the DGCL, and shall indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation upon the determination that such indemnification is proper. Such right of indemnification is not exclusive of any other rights to which those indemnified may be entitled under any law, agreement or vote of stockholders or disinterested directors and inures to the benefit of the heirs, executors and administrators of such persons.

        The bylaws of Educational Satellite Services, Inc. indemnify such persons for such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by subsections (a) through (e) of Section 145 of the DGCL.

  b.
  Cantor and Associates, LLC, Laureate Properties, LLC (Delaware) and Walden e-Learning, LLC are organized under the laws of Delaware.

        Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager of the limited liability company or other person from and against any and all claims and demands whatsoever.

        The operating agreement of Cantor and Associates, LLC provides that the company shall indemnify (a) its members to the full extent required or permitted by the General Laws of the State of Delaware now or hereafter in force, including the advance of expenses under the procedures permitted by law and to the full extent permitted by law and (b) its officers, employees and agents to such extent as shall be authorized by the managing member and be permitted by law.

        The operating agreements of Laureate Properties, LLC (Delaware) and Walden e-Learning, LLC provide that the company shall indemnify (a) its managers, officers, employees and agents to the full extent permitted by law and (b) its members to the full extent required or permitted by the Delaware statutes now or hereafter in force, including the advance of expenses under the procedures permitted by law and to the full extent permitted by law.

Maryland Registrants

  a.
  Laureate International Universities, Inc., International University Ventures, Ltd., Tuition Finance, Inc. and Wall Street International Holdings—US I, Inc. are incorporated under the laws of Maryland.

        Section 2-405.2 of the Maryland General Corporation Law (the "MGCL") permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

        Section 2-418 of the MGCL permits indemnification of any officer or director made a party to any proceeding by reason of service as an officer or director unless it is established that: (i) the act or omission of such person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (ii) such person actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, such person had reasonable cause to believe that the act or omission was unlawful. The indemnity may be against judgments, penalties, fines, settlements and reasonable expenses (including attorneys' fees) actually incurred by the director or officer in connection with the proceeding; but, if the proceeding is one by or in the right of the corporation, indemnification is not permitted with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. If the proceeding is one charging improper personal benefit to the director or officer, whether or not involving action in the director's or officer's official capacity, indemnification of the director or officer is not permitted if the director or officer was adjudged to be liable on the basis that personal benefit was improperly received. Unless limited by its charter, under section 2-418 of the MGCL, a corporation is required to indemnify a director for reasonable expenses incurred if such individual has been successful, on the merits or otherwise, in defense of any proceeding arising out of such individual's official capacity. Indemnification under the provisions of Maryland law is not deemed exclusive of any other rights, by indemnification or otherwise, to which a director or officer may be entitled under the charter, bylaws, any resolution of stockholders or directors, any agreement or otherwise.

        The charters of each of Laureate International Universities, Inc. and International University Ventures, Ltd. provide that each corporation shall indemnify (a) its directors and officers, whether serving the corporation or at its request any other entity, to the full extent required or permitted by the MGCL now or hereafter in force, including the advance of expenses under the procedures and to the full extent permitted by law, and (b) its other employees and agents to such extent as shall be authorized by the board of directors or the corporation's bylaws and be permitted by law. Such right of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled.

        The charter of Tuition Finance, Inc. provides that, to the maximum extent permitted by Maryland law, no director or officer of the corporation shall be liable to the corporation or its stockholders for money damages.

        The bylaws of Wall Street International Holdings—US I, Inc. provide that the indemnification provided for by the corporation shall not be deemed exclusive of any other rights to which a person seeking indemnification or advance of expenses may be entitled under any law, or any agreement, vote of stockholders or disinterested directors or other provision that is consistent with law.

  b.
  Laureate Bagby Investors LLC, LEI Administration, LLC and Exeter Street Holdings LLC are organized under the laws of Maryland.

        Laureate Bagby Investors LLC, LEI Administration, LLC and Exeter Street Holdings LLC are limited liability companies organized under the laws of the State of Maryland. Section 4A-203 of the Maryland Limited Liability Company Act permits a limited liability company to indemnify and hold harmless any member, agent or employee from and against all claims and demands, except in the case of action or failure to act by the member, agent or employee which constitutes willful misconduct or recklessness, and subject to the standards and restrictions, if any, set forth in the articles of organization or operating agreement.

        The operating agreement of Laureate Bagby Investors LLC provides that the member of the company shall be indemnified by the company to the fullest extent provided by law.

        The operating agreements of LEI Administration, LLC and Exeter Street Holdings LLC provide that the company shall indemnify (a) its members to the full extent required or permitted by the General Laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures permitted by law and to the full extent permitted by law and (b) its officers, employees and agents to such extent as shall be authorized by the managing member and be permitted by law.

California Registrant

  a.
  The Cantor Group of Companies, LLC is registered under the laws of California.

        Under Section 17701.10 of the California Revised Uniform Limited Liability Company Act (the "RULLCA"), the operating agreement of a limited liability company may alter or eliminate the indemnification for a member or manager and may eliminate or limit a member or manager's liability to the limited liability company and members for money damages, except for a breach of the duty of loyalty, a financial benefit received by the member or manager to which the member or manager is not entitled, a member's liability for excess distributions, intentional infliction of harm on the limited liability company or a member, or an intentional violation of criminal law. A limited liability company shall reimburse for any payment made and indemnify for any debt, obligation, or other liability incurred by a member of a member-managed limited liability company or the manager of a manager-managed limited liability company in the course of the member's or manager's activities on behalf of the limited liability company, if, in making the payment or incurring the debt, obligation, or other liability, the member or manager complied with the fiduciary duties under the RULLCA. A limited liability company may purchase and maintain insurance on behalf of a member or manager of the limited liability company against liability asserted against or incurred by the member or manager in that capacity or arising from that status.

        The operating agreement of The Cantor Group of Companies, LLC states that the company shall indemnify (a) its members to the full extent required or permitted by the General Laws of the State of California now or hereafter in force, including the advance of expenses under the procedures permitted by law and to the full extent permitted by law and (b) its officers, employees and agents to such extent as shall be authorized by the managing member and be permitted by law. Such right of indemnification is not exclusive of any right to which those seeking indemnification may be entitled.

Washington Registrant

  a.
  Fleet Street Aviation, LLC is registered under the laws of Washington.

        Section 25.15.040 of the Revised Code of the State of Washington (the "RCW") provides, among other things, that the limited liability company agreement may contain provisions not inconsistent with law that eliminate or limit the personal liability of a member or manager to the limited liability company or its members for monetary damages for conduct as a member or manager, provided that such provisions shall not eliminate or limit the liability of a member or manager for acts or omissions that involve intentional misconduct or a knowing violation of law by a member or manager, for conduct of the member or manager, violating section 25.15.235 of the RCW, or for any transaction from which the member or manager will personally receive a benefit in money, property, or services to which the member or manager is not legally entitled. Section 25.15.040 of the RCW also provides that the limited liability company agreement may contain provisions not inconsistent with law that indemnify any member or manager from and against any judgments, settlements, penalties, fines, or expenses incurred in a proceeding to which an individual is a party because he or she is, or was, a member or a manager, provided that no such indemnity shall indemnify a member or a manager from or on account of acts or omissions of the member or manager finally adjudged to be intentional misconduct or a knowing violation of law by the member or manager, conduct of the member or manager adjudged to be in violation of section 25.15.235 of the RCW, or any transaction with respect to which it was finally adjudged that such member or manager received a benefit in money, property, or services to which such member or manager was not legally entitled.

        The limited liability company agreement of Fleet Street Aviation, LLC provides that a manager shall not be liable, responsible or accountable in damages or otherwise to the company, the other managers, or the members for any act or omission by a manager performed in good faith and in a manner reasonably believed by such manager to be (a) within the scope of authority granted to the manager by the limited liability company agreement or in accordance with its provisions, and (b) in the best interest of the company. The liability of any manager may be further limited as set forth in the RCW and other applicable law. The company shall release, indemnify and hold harmless its manager against any liability, loss, damage, cost or expense incurred by them on behalf of the company or in furtherance of the company's interests; provided that the company shall not release, indemnify and hold harmless the manager liable for an act or omission which constitutes fraud, intentional misconduct, bad faith, gross negligence, a knowing violation of law, or any other act referred to by section 25.15.040 of the RCW.

Item 21.    Exhibits and Financial Statement Schedules.

Exhibit No.		Description
2.1	#	Equity Purchase Agreement, dated as of May 10, 2013, by and between Rede Internacional de Universidades Laureate Ltda., and Dra. Labibi Elias Alves da Silva, Prof. Dr. Edevaldo Alves da Silva, Dra. Aidéa Alves da Silva, and Dr. Arnold Fioravante, and Faculdades Metropolitanas Unidas—Associação Educacional in the capacity of intervening and consenting party (incorporated herein by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

2.2	#	Equity Purchase Agreement, dated as of May 10, 2013, by and between Rede Internacional de Universidades Laureate Ltda., and Dra. Labibi Elias Alves da Silva, Prof. Dr. Edevaldo Alves da Silva and Dr. Arnold Fioravante, and Associação de Cultura e Ensino, in the capacity of intervening and consenting party (incorporated herein by reference to Exhibit 2.2 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

2.3	#	Equity Purchase Agreement, dated as of May 10, 2013, by and between Rede Internacional de Universidades Laureate Ltda., and Dra. Labibi Elias Alves da Silva, and Dr. Eduardo Alves da Silva, Dr. Edson Alves da Silva, and União Educacional de São Paulo, in the capacity of intervening and consenting party (incorporated herein by reference to Exhibit 2.3 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

2.4	#	Quota Purchase Agreement, dated as of July 11, 2014, by and between Sociedade de Educacao Ritter dos Reis Ltda. and Solon Flores Sant'anna, Darci Sanfelici, Ana Maria Lisboa de Mello, Iron Augusto Muller and, as intervening consenting parties, Sociedade Educacional Sul-Rio-Grandense S/S Ltda., Sociedade Porto-Alegrense de Pesquisa Educacional S/S Ltda., and SFS Assessoria e Consultoria S/S Ltda. (incorporated herein by reference to Exhibit 2.4 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

3.1		Certificate of Incorporation of Laureate Education, Inc.

3.2		Bylaws of Laureate Education, Inc.

3.3		Articles of Incorporation of Laureate International Universities, Inc., as amended by the Articles of Amendment of Charter

3.4		By-Laws of Laureate International Universities, Inc.

3.5		Articles of Incorporation of International University Ventures, Ltd., as amended by the Articles of Amendment

3.6		By-Laws of International University Ventures, Ltd.

3.7		Articles of Incorporation of Tuition Finance, Inc.

Exhibit No.	Description
3.8	By-Laws of Tuition Finance, Inc.

3.9	Articles of Incorporation of Wall Street International Holdings—US I, Inc.

3.10	By-Laws of Wall Street International Holdings—US I, Inc.

3.11	Articles of Organization of LEI Administration, LLC

3.12	Operating Agreement of LEI Administration, LLC
3.13	Articles of Organization of Laureate Bagby Investors LLC, as amended by the Articles of Amendment for a Limited Liability Company
3.14	Operating Agreement of Laureate Bagby Investors LLC
3.15	Articles of Organization of Exeter Street Holdings LLC
3.16	Operating Agreement of Exeter Street Holdings LLC
3.17	Certificate of Incorporation of Laureate Ventures, Inc., as amended by Certificate of Amendment
3.18	By-Laws of Laureate Ventures, Inc.
3.19	Limited Liability Company Certificate of Formation of Laureate Properties, LLC (Delaware)
3.20	Operating Agreement of Laureate Properties, LLC (Delaware)
3.21	Amended and Restated Certificate of Incorporation of Post-Secondary Education Acquisition Corporation
3.22	Amended and Restated By-Laws of Post-Secondary Education Acquisition Corporation
3.23	Limited Liability Company Certificate of Formation of Walden e-Learning, LLC
3.24	Operating Agreement of Walden e-Learning, LLC
3.25	Certificate of Incorporation of Laureate Education International Ltd., as amended by the Certificate of Amendment of the Certificate of Incorporation and Certificate of Amendment
3.26	By-Laws of Laureate Education International Ltd.
3.27	Certificate of Incorporation of Educational Satellite Services, Inc.
3.28	Bylaws of Educational Satellite Services, Inc.
3.29	Limited Liability Company Certificate of Formation of Canter and Associates, LLC
3.30	Operating Agreement of Canter and Associates, LLC
3.31	Limited Liability Company Articles of Organization—Conversion of The Canter Group of Companies, LLC
3.32	Operating Agreement of The Canter Group of Companies, LLC
3.33	Certificate of Formation of Fleet Street Aviation, LLC
3.34	Limited Liability Company Agreement of Fleet Street Aviation, LLC

Exhibit No.		Description
4.1		Senior Indenture, dated July 25, 2012, among Laureate Education, Inc., the guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
4.2
First Supplemental Indenture, dated November 13, 2012, among Laureate Education, Inc., the guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
4.3
Exchange and Registration Rights Agreement, dated as of July 25, 2012, among Laureate Education, Inc., the guarantors listed on the signature pages thereto and Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., KKR Capital Markets LLC and Morgan Stanley & Co. LLC (incorporated herein by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
4.4
Exchange and Registration Rights Agreement, dated as of November 13, 2012, among Laureate Education, Inc., the guarantors listed on the signature pages thereto and J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Corp., BMO Capital Markets Corp., Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., KKR Capital Markets LLC and Morgan Stanley & Co. LLC (incorporated herein by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
4.5		Form of 9.250% Senior Notes due 2019 (included in Exhibit 4.1)

5.1	*	Opinion of DLA Piper LLP (US)
10.1
Second Amendment to Credit Agreement, dated as of June 16, 2011, among Laureate Education, Inc. and Iniciativas Culturales de España S.L., as borrowers, certain financial institutions listed on the signature pages thereto and Goldman Sachs Credit Partners L.P., as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.2
Amended and Restated Credit Agreement dated as of August 17, 2007 and amended and restated as of June 16, 2011, among Laureate Education, Inc. and Iniciativas Culturales de España S.L., as borrowers, the lending institutions from time to time parties thereto, and Citibank, N.A. (as successor to Goldman Sachs Credit Partners L.P.), as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.3
First Amendment to Amended and Restated Credit Agreement, dated as of January 18, 2013, entered into by Laureate Education, Inc. and Iniciativas Culturales de España S.L., as borrowers, Citibank, N.A., as successor Administrative Agent and Collateral Agent, and certain financial institutions listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

Exhibit No.	Description
10.4	Second Amendment to Amended and Restated Credit Agreement, dated as of April 23, 2013, entered into by Laureate Education, Inc. and Iniciativas Culturales de España S.L., as borrowers, Citibank, N.A., as successor Administrative Agent and Collateral Agent, and certain financial institutions listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.5
Third Amendment to Amended and Restated Credit Agreement, dated as of October 3, 2013, entered into by Laureate Education, Inc. and Iniciativas Culturales de España S.L., as borrowers, Citibank, N.A., as successor Administrative Agent and Collateral Agent, and certain financial institutions listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.6
Fourth Amendment to Amended and Restated Credit Agreement and Amendment to the U.S. Obligations Security Agreement and the U.S. Pledge Agreement, dated as of July 7, 2015, entered into by Laureate Education, Inc. and Iniciativas Culturales de España S.L., as borrowers, Citibank, N.A., as successor Administrative Agent and Collateral Agent, the other parties thereto and certain financial institutions listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.7
Joinder Agreement, dated as of December 22, 2011, by and among Bank of Montreal, Chicago Branch, Laureate Education, Inc. and Citibank, N.A., as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.8
Joinder Agreement, dated as of December 22, 2011, by and among Morgan Stanley Senior Funding, Inc., Laureate Education, Inc. and Citibank, N.A., as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.9
Joinder Agreement, dated as of January 18, 2013, by and among the lenders party thereto, Laureate Education, Inc., as borrower, and Citibank, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.10
Joinder Agreement, dated as of April 23, 2013, by and among the lenders party thereto, Laureate Education, Inc., as borrower, and Citibank, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.11
Joinder Agreement, dated as of December 16, 2013, by and among lenders party thereto, Laureate Education, Inc., as borrower, and Citibank, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

Exhibit No.	Description
10.12	Guarantee dated as of August 17, 2007, by certain domestic subsidiaries of Laureate Education, Inc., as Guarantors in favor of Goldman Sachs Credit Partners L.P., as Collateral Agent, as supplemented by Supplement No. 1 dated as of April 1, 2009 between LEI Administration, LLC, as the New Guarantor, and Goldman Sachs Credit Partners L.P., as Collateral Agent, as supplemented by Supplement No. 2 dated as of July 15, 2011, between Exeter Street Holdings LLC, as the New Guarantor, and Goldman Sachs Credit Partners L.P., as Collateral Agent (incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.13
Security Agreement, dated as of August 17, 2007, among Laureate Education, Inc., and certain domestic subsidiaries of Laureate Education, Inc., as Grantors, and Goldman Sachs Credit Partners L.P., as Collateral Agent, as supplemented by Supplement No. 1 dated as of April 1, 2009 between LEI Administration, LLC, as the New Grantor, and Goldman Sachs Credit Partners L.P., as Collateral Agent, as supplemented by Supplement No. 2 dated as of July 15, 2011 between Exeter Street Holdings LLC, as the New Grantor, and Goldman Sachs Credit Partners L.P., as Collateral Agent, as amended by the Fourth Amendment to Amended and Restated Credit Agreement and Amendment to the U.S. Obligations Security Agreement and the U.S. Pledge Agreement, dated as of July 7, 2015 (incorporated herein by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.14
Pledge Agreement, dated as of August 17, 2007, among Laureate Education, Inc., and certain domestic subsidiaries of Laureate Education, Inc., as Pledgors, and Goldman Sachs Credit Partners L.P., as Collateral Agent, as supplemented by Supplement No. 1 dated as of April 1, 2009 between LEI Administration, LLC, as Additional Pledgor, and Goldman Sachs Credit Partners L.P., as Collateral Agent, as supplemented by Supplement No. 2 dated as of July 15, 2011 between Exeter Street Holdings LLC, as Additional Pledgor, and Goldman Sachs Credit Partners L.P., as Collateral Agent, as amended by the Fourth Amendment to Amended and Restated Credit Agreement and Amendment to the U.S. Obligations Security Agreement and the U.S. Pledge Agreement, dated as of July 7, 2015 (incorporated herein by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.15
Amended and Restated Collateral Agreement, dated as of June 16, 2011, among Walden University, LLC, each other subsidiary of Laureate Education, Inc. that becomes a party thereto from time to time, and Goldman Sachs Credit Partners L.P., as Collateral Agent (incorporated herein by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.16
Foreign Obligations Guarantee, dated as of January 23, 2008, by Rede Internacional de Universidades Laureate, Ltda., as Foreign Obligations Guarantor, in favor of Goldman Sachs Credit Partners L.P., as Collateral Agent under the Credit Agreement for the benefit of the Foreign Obligations Secured Parties (incorporated herein by reference to Exhibit 10.18 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

Exhibit No.	Description
10.17	Foreign Obligations Guarantee, dated as of January 23, 2008, by Laureate Education, Inc., ICE Inversiones Brazil, SL, Inversiones en Educacion Limitada, Laureate Education Mexico, S. de R.L. de C.V., Laureate Education Peru, S.R.L., Laureate Honduras S. de R.L. de C.V., Laureate I B.V., Laureate International B.V., Laureate International Costa Rica S.R.L., LIUF, SAS, Online Higher Education, B.V., Laureate Panama, S.A., Laureate Chile Limitada, and Iniciativas Culturales de España S.L., as Foreign Obligations Guarantors, in favor of Goldman Sachs Credit Partners L.P., as Collateral Agent under the Credit Agreement for the benefit of the Foreign Obligations Secured Parties (incorporated herein by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.18
Deed of Pledge of Receivables, dated August 17, 2007, between Goldman Sachs Credit Partners L.P. and Laureate Education, Inc. with respect to interests in Fleet Street International Universities C.V. (incorporated herein by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.19
Deed of Pledge of Receivables, dated September 2011, between Laureate Education, Inc., as Pledgor, and Citibank, N.A., in its capacity as Collateral Agent, as Pledgee, with respect to interests in Fleet Street International Universities C.V. (incorporated herein by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.20
Deed of Pledge of Receivables dated August 17, 2007, between Goldman Sachs Credit Partners L.P. and Laureate Education International Limited, with respect to interests in Fleet Street International Universities C.V. (incorporated herein by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.21
Deed of Pledge of Receivables, dated September 30, 2011, between Laureate Education International Limited, as Pledgor, and Citibank, N.A., in its capacity as Collateral Agent, as Pledgee, with respect to interests in Fleet Street International Universities C.V. (incorporated herein by reference to Exhibit 10.23 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.22
Deed of Pledge (Laureate I B.V.), dated January 29, 2008, by Iniciativas Culturales de España S.L. in favor of Goldman Sachs Credit Partners L.P., in its capacity as Collateral Agent under the Credit Agreement for the benefit of the Secured Parties (incorporated herein by reference to Exhibit 10.24 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.23
Deed of Pledge (Laureate I B.V.), dated September 30, 2011, between Iniciativas Culturales de España S.L., as Pledgor, Citibank, N.A., as Administrative Agent and Collateral Agent under the Credit Agreement for the benefit of the Lenders under the Credit Agreement, as Pledgee, and Laureate I B.V., as the Company (incorporated herein by reference to Exhibit 10.25 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.24
Deed of Pledge (Laureate International B.V.), dated January 29, 2008, by Laureate I B.V. in favor of Goldman Sachs Credit Partners L.P., as Administrative Agent and Collateral Agent under the Credit Agreement for the benefit of the Secured Parties (incorporated herein by reference to Exhibit 10.26 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

Exhibit No.		Description
10.25		Deed of Pledge (Laureate International B.V.), dated September 30, 2011, between Laureate I B.V., as Pledgor, Citibank, N.A., as Administrative Agent and Collateral Agent under the Credit Agreement for the benefit of the Lenders under the Credit Agreement, as Pledgee, and Laureate International B.V., as the Company (incorporated herein by reference to Exhibit 10.27 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.26
Deed of Pledge Over Credit Rights Derived from Bank Account, dated March 14, 2008, by Iniciativas Culturales de España S.L. in favor of Goldman Sachs Credit Partners L.P., as Administrative Agent and Collateral Agent under the Credit Agreement for the benefit of the Secured Parties, as amended by that Amendment Agreement in Respect of Pledge Over Credit Rights Derived from Bank Account, dated October 5, 2011, by and between Iniciativas Culturales de España S.L., as Pledgor, Goldman Sachs Credit Partners L.P., as Prior Pledgee, and Citibank, N.A., acting as Administrative Agent and Collateral Agent, as Pledgee (incorporated herein by reference to Exhibit 10.28 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.27
Deed of First Priority Pledge Over Credit Rights, dated March 14, 2008, by Iniciativas Culturales de España S.L. in favor of Goldman Sachs Credit Partners L.P., as Administrative Agent and Collateral Agent under the Credit Agreement for the benefit of the Secured Parties, as amended by that Amendment Agreement in Respect of Pledge Over Credit Rights, dated October 5, 2011, by and between Iniciativas Culturales de España S.L., as Pledgor, Goldman Sachs Credit Partners L.P., as Prior Pledgee, and Citibank, N.A., acting as Administrative Agent and Collateral Agent, as Pledgee (incorporated herein by reference to Exhibit 10.29 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
10.28
Deed of Pledge of Participations, dated March 14, 2008, by Iniciativas Culturales de España S.L. in favor of Goldman Sachs Credit Partners L.P., as Administrative Agent and Collateral Agent under the Credit Agreement for the benefit of the Secured Parties, as amended by that Amendment Agreement in Respect of Pledge of Shares, dated October 5, 2011, by and between Iniciativas Culturales de España S.L., as Pledgor, Goldman Sachs Credit Partners L.P., as Prior Pledgee, and Citibank, N.A., acting as Administrative Agent and Collateral Agent, as Pledgee (incorporated herein by reference to Exhibit 10.30 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.29	†	2007 Stock Incentive Plan for Key Employees of Laureate Education, Inc. and its Subsidiaries (incorporated herein by reference to Exhibit 10.31 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.30	†	2007 Stock Incentive Plan Form of Stock Option Agreement, as amended on August 31, 2010 (incorporated herein by reference to Exhibit 10.32 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.31	†	2013 Long-Term Incentive Plan of Laureate Education, Inc. and its Subsidiaries, dated June 13, 2013, as amended by the First Amendment to the 2013 Long-Term Incentive Plan effective as of September 17, 2015 (incorporated herein by reference to Exhibit 10.33 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

Exhibit No.		Description
10.32	†	2013 Stock Incentive Plan Form of Stock Option Agreement effective as of September 11, 2013 (incorporated herein by reference to Exhibit 10.34 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.33	†	Laureate Education, Inc. Deferred Compensation Plan, as amended and restated effective January 1, 2009 (incorporated herein by reference to Exhibit 10.35 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.34	†	Form of Management Stockholder's Agreement for equityholders (incorporated herein by reference to Exhibit 10.36 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.35	†	Employment Offer Letter, dated July 6, 2015, between Laureate Education, Inc. and Enderson Guimarães (incorporated herein by reference to Exhibit 10.37 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on December 23, 2015)

10.36	†	Deferred Compensation Letter Agreement, dated August 16, 2007, by and among L Curve Sub Inc., Laureate Education, Inc. and Douglas L. Becker (incorporated herein by reference to Exhibit 10.38 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on December 23, 2015)

10.37	†	2nd Amended and Restated Executive Interest Subscription Agreement, dated August 31, 2010, between Wengen Alberta, Limited Partnership and Douglas L. Becker (incorporated herein by reference to Exhibit 10.39 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.38	†	Employment Offer Letter, dated July 21, 2008, between Laureate Education, Inc. and Eilif Serck-Hanssen (incorporated herein by reference to Exhibit 10.40 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.39	†	Amendment to Employment Offer Letter, dated December 9, 2010, between Laureate Education, Inc. and Eilif Serck-Hanssen (incorporated herein by reference to Exhibit 10.41 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.40	†	Time-Based Restricted Stock Agreement, dated August 5, 2008, between Laureate Education, Inc. and Eilif Serck-Hanssen (incorporated herein by reference to Exhibit 10.42 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.41	†	Form of Time-Based Restricted Stock Units Agreement, for grants from and after September 11, 2013 (incorporated herein by reference to Exhibit 10.43 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.42		Support Services Agreement between Santa Fe University of Art and Design, LLC and Laureate Education, Inc. dated October 1, 2014 (incorporated herein by reference to Exhibit 10.44 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.43		Master Service and Confidentiality Agreement, dated April 28, 2014, by and between Laureate Education, Inc. and Accenture LLP (incorporated herein by reference to Exhibit 10.45 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

Exhibit No.		Description
10.44	‡	System Wide Master Agreement, dated April 10, 2015, between Blackboard Inc. and Laureate Education, Inc. (incorporated herein by reference to Exhibit 10.46 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.45	†	Form of Stockholders' Agreement for Entity-Appointed Directors (incorporated herein by reference to Exhibit 10.47 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.46	†	Form of Stockholders' Agreement for Individual Directors (incorporated herein by reference to Exhibit 10.48 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.47	†	2013 Stock Incentive Plan Form of Restricted Stock Units Agreement (incorporated herein by reference to Exhibit 10.49 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.48	†	2013 Stock Incentive Plan Form of Performance Share Units Agreement (incorporated herein by reference to Exhibit 10.50 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)
12.1		Statement Regarding Computation of Ratio of Earnings to Fixed Charges
21.1
List of Subsidiaries of Laureate Education, Inc. (incorporated herein by reference to Exhibit 21.1 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on December 23, 2015)
23.1		Consent of PricewaterhouseCoopers LLP
23.2		Consent of PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil
23.3		Consent of PricewaterhouseCoopers Auditores Independentes, Porto Alegre, RS, Brazil
23.4		Consent of DLA Piper LLP (US) (included as part of Exhibit 5.1)
24.1		Powers of Attorney (included as part of the signature pages hereto)

25.1	*	Form T-1 Statement of Eligibility under Trust Indenture Act of 1939 of Wells Fargo Bank, N.A. with respect to the Indenture

99.1	*	Form of Letter of Transmittal

99.2	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.3	*	Form of Letter to Clients

99.4	*	Form of Notice of Guaranteed Delivery

*
To be filed by amendment.

#
Laureate Education, Inc. hereby undertakes to furnish supplementally a copy of any omitted schedule or exhibit to such agreement to the U.S. Securities and Exchange Commission upon request.

†
Indicates a management contract or compensatory plan or arrangement.

‡
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

Item 22.    Undertakings

        The undersigned registrants hereby undertake:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   That, for the purpose of determining liability of the registrants under the Securities Act to any purchaser in the initial distribution of the securities:

          The undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrants will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

              (i)  Any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

             (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrants or used or referred to by the undersigned registrants;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or its securities provided by or on behalf of the undersigned registrants; and

            (iv)  Any other communication that is used in the offering made by the undersigned registrants to the purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Laureate Education, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 24, 2015.

LAUREATE EDUCATION, INC.
By:	/s/ DOUGLAS L. BECKER
	Name:	Douglas L. Becker
	Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Douglas L. Becker, Eilif Serck-Hanssen and Robert W. Zentz and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 24, 2015.

Signature	Capacity

/s/ DOUGLAS L. BECKER Douglas L. Becker	Chairman and Chief Executive Officer and Director (Principal Executive Officer)
/s/ EILIF SERCK-HANSSEN Eilif Serck-Hanssen	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ BRIAN F. CARROLL Brian F. Carroll	Director
/s/ ANDREW B. COHEN Andrew B. Cohen	Director

Signature	Capacity

/s/ DARREN M. FRIEDMAN Darren M. Friedman	Director
/s/ JOHN A. MILLER John A. Miller	Director
/s/ GEORGE MUÑOZ George Muñoz	Director
Judith Rodin	Director
/s/ JONATHAN D. SMIDT Jonathan D. Smidt	Director
Ian K. Snow	Director
/s/ STEVEN M. TASLITZ Steven M. Taslitz	Director
/s/ QUENTIN VAN DOOSSELAERE Quentin Van Doosselaere	Director
Robert B. Zoellick	Director

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Laureate International Universities, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 24, 2015.

LAUREATE INTERNATIONAL UNIVERSITIES, INC.
By:	/s/ EILIF SERCK-HANSSEN
	Name:	Eilif Serck-Hanssen
	Title:	President

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Douglas L. Becker, Eilif Serck-Hanssen and Robert W. Zentz and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 24, 2015.

Signature	Capacity

/s/ EILIF SERCK-HANSSEN Eilif Serck-Hanssen	President, Treasurer and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
/s/ ROBERT W. ZENTZ Robert W. Zentz	Director

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, International University Ventures, Ltd. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 24, 2015.

INTERNATIONAL UNIVERSITY VENTURES, LTD.
By:	/s/ EILIF SERCK-HANSSEN
	Name:	Eilif Serck-Hanssen
	Title:	President

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Douglas L. Becker, Eilif Serck-Hanssen and Robert W. Zentz and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 24, 2015.

Signature	Capacity

/s/ EILIF SERCK-HANSSEN Eilif Serck-Hanssen	President, Treasurer and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
/s/ ROBERT W. ZENTZ Robert W. Zentz	Director

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Tuition Finance, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 24, 2015.

TUITION FINANCE, INC.
By:	/s/ EILIF SERCK-HANSSEN
	Name:	Eilif Serck-Hanssen
	Title:	President

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Douglas L. Becker, Eilif Serck-Hanssen and Robert W. Zentz and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 24, 2015.

Signature	Capacity

/s/ EILIF SERCK-HANSSEN Eilif Serck-Hanssen	President, Treasurer and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
/s/ ROBERT W. ZENTZ Robert W. Zentz	Director

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Wall Street International Holdings—US I, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 24, 2015.

WALL STREET INTERNATIONAL HOLDINGS—US I, INC.
By:	/s/ DOUGLAS L. BECKER
	Name:	Douglas L. Becker
	Title:	President

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Douglas L. Becker, Eilif Serck-Hanssen and Robert W. Zentz and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 24, 2015.

Signature	Capacity

/s/ DOUGLAS L. BECKER Douglas L. Becker	President, Treasurer and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
/s/ ROBERT W. ZENTZ Robert W. Zentz	Director

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, LEI Administration, LLC has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 24, 2015.

LEI ADMINISTRATION, LLC
By:	/s/ EILIF SERCK-HANSSEN
	Name:	Eilif Serck-Hanssen
	Title:	President

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Douglas L. Becker, Eilif Serck-Hanssen and Robert W. Zentz and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 24, 2015.

Signature	Capacity

/s/ EILIF SERCK-HANSSEN Eilif Serck-Hanssen	President and Treasurer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
/s/ DOUGLAS L. BECKER Douglas L. Becker	Chairman and Chief Executive Officer of Laureate Education, Inc., the Managing Member of the Registrant
/s/ BRIAN F. CARROLL Brian F. Carroll	Director of Laureate Education, Inc., the Managing Member of the Registrant
/s/ ANDREW B. COHEN Andrew B. Cohen	Director of Laureate Education, Inc., the Managing Member of the Registrant

Signature	Capacity

/s/ DARREN M. FRIEDMAN Darren M. Friedman	Director of Laureate Education, Inc., the Managing Member of the Registrant
/s/ JOHN A. MILLER John A. Miller	Director of Laureate Education, Inc., the Managing Member of the Registrant
/s/ GEORGE MUÑOZ George Muñoz	Director of Laureate Education, Inc., the Managing Member of the Registrant
Judith Rodin	Director of Laureate Education, Inc., the Managing Member of the Registrant
/s/ JONATHAN D. SMIDT Jonathan D. Smidt	Director of Laureate Education, Inc., the Managing Member of the Registrant
Ian K. Snow	Director of Laureate Education, Inc., the Managing Member of the Registrant
/s/ STEVEN M. TASLITZ Steven M. Taslitz	Director of Laureate Education, Inc., the Managing Member of the Registrant
/s/ QUENTIN VAN DOOSSELAERE Quentin Van Doosselaere	Director of Laureate Education, Inc., the Managing Member of the Registrant
Robert B. Zoellick	Director of Laureate Education, Inc., the Managing Member of the Registrant

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Laureate Bagby Investors LLC has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 24, 2015.

LAUREATE BAGBY INVESTORS LLC
By:	Laureate Education, Inc. as Sole Member
By:	/s/ DOUGLAS L. BECKER
	Name:	Douglas L. Becker
	Title:	Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Douglas L. Becker, Eilif Serck-Hanssen and Robert W. Zentz and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 24, 2015.

Signature	Capacity

/s/ DOUGLAS L. BECKER Douglas L. Becker	Chairman of the Board of Directors and Chief Executive Officer of Laureate Education, Inc., the Sole Member of the Registrant (Principal Executive Officer)
/s/ EILIF SERCK-HANSSEN Eilif Serck-Hanssen	Executive Vice President and Chief Financial Officer of Laureate Education, Inc., the Sole Member of the Registrant (Principal Financial Officer and Principal Accounting Officer)
/s/ BRIAN F. CARROLL Brian F. Carroll	Director of Laureate Education, Inc., the Sole Member of the Registrant

Signature	Capacity

/s/ ANDREW B. COHEN Andrew B. Cohen	Director of Laureate Education, Inc., the Sole Member of the Registrant
/s/ DARREN M. FRIEDMAN Darren M. Friedman	Director of Laureate Education, Inc., the Sole Member of the Registrant
/s/ JOHN A. MILLER John A. Miller	Director of Laureate Education, Inc., the Sole Member of the Registrant
/s/ GEORGE MUÑOZ George Muñoz	Director of Laureate Education, Inc., the Sole Member of the Registrant
Judith Rodin	Director of Laureate Education, Inc., the Sole Member of the Registrant
/s/ JONATHAN D. SMIDT Jonathan D. Smidt	Director of Laureate Education, Inc., the Sole Member of the Registrant
Ian K. Snow	Director of Laureate Education, Inc., the Sole Member of the Registrant
/s/ STEVEN M. TASLITZ Steven M. Taslitz	Director of Laureate Education, Inc., the Sole Member of the Registrant
/s/ QUENTIN VAN DOOSSELAERE Quentin Van Doosselaere	Director of Laureate Education, Inc., the Sole Member of the Registrant
Robert B. Zoellick	Director of Laureate Education, Inc., the Sole Member of the Registrant

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Exeter Street Holdings LLC has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 24, 2015.

EXETER STREET HOLDINGS LLC
By:	/s/ EILIF SERCK-HANSSEN
	Name:	Eilif Serck-Hanssen
	Title:	President

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Douglas L. Becker, Eilif Serck-Hanssen and Robert W. Zentz and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 24, 2015.

Signature	Capacity

/s/ EILIF SERCK-HANSSEN Eilif Serck-Hanssen	President and Treasurer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
/s/ DOUGLAS L. BECKER Douglas L. Becker	Chairman and Chief Executive Officer of Laureate Education, Inc., the Sole Member of the Registrant
/s/ BRIAN F. CARROLL Brian F. Carroll	Director of Laureate Education, Inc., the Sole Member of the Registrant
/s/ ANDREW B. COHEN Andrew B. Cohen	Director of Laureate Education, Inc., the Sole Member of the Registrant

Signature	Capacity

/s/ DARREN M. FRIEDMAN Darren M. Friedman	Director of Laureate Education, Inc., the Sole Member of the Registrant
/s/ JOHN A. MILLER John A. Miller	Director of Laureate Education, Inc., the Sole Member of the Registrant
/s/ GEORGE MUÑOZ George Muñoz	Director of Laureate Education, Inc., the Sole Member of the Registrant
Judith Rodin	Director of Laureate Education, Inc., the Sole Member of the Registrant
/s/ JONATHAN D. SMIDT Jonathan D. Smidt	Director of Laureate Education, Inc., the Sole Member of the Registrant
Ian K. Snow	Director of Laureate Education, Inc., the Sole Member of the Registrant
/s/ STEVEN M. TASLITZ Steven M. Taslitz	Director of Laureate Education, Inc., the Sole Member of the Registrant
/s/ QUENTIN VAN DOOSSELAERE Quentin Van Doosselaere	Director of Laureate Education, Inc., the Sole Member of the Registrant
Robert B. Zoellick	Director of Laureate Education, Inc., the Sole Member of the Registrant

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Laureate Ventures, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 24, 2015.

LAUREATE VENTURES, INC.
By:	/s/ EILIF SERCK-HANSSEN
	Name:	Eilif Serck-Hanssen
	Title:	President

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Douglas L. Becker, Eilif Serck-Hanssen and Robert W. Zentz and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 24, 2015.

Signature	Capacity

/s/ EILIF SERCK-HANSSEN Eilif Serck-Hanssen	President, Treasurer and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
/s/ DOUGLAS L. BECKER Douglas L. Becker	Director
/s/ ROBERT W. ZENTZ Robert W. Zentz	Director

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Laureate Properties, LLC. (Delaware) has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 24, 2015.

LAUREATE PROPERTIES, LLC (DELAWARE)
By:	/s/ EILIF SERCK-HANSSEN
	Name:	Eilif Serck-Hanssen
	Title:	President

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Douglas L. Becker, Eilif Serck-Hanssen and Robert W. Zentz and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 24, 2015.

Signature	Capacity

/s/ EILIF SERCK-HANSSEN Eilif Serck-Hanssen	President, Treasurer and Manager (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
/s/ ROBERT W. ZENTZ Robert W. Zentz	Manager

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Post-Secondary Education Acquisition Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 24, 2015.

POST-SECONDARY EDUCATION ACQUISITION CORPORATION
By:	/s/ MARIA REYES
	Name:	Maria Reyes
	Title:	President

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Douglas L. Becker, Eilif Serck-Hanssen and Robert W. Zentz and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 24, 2015.

Signature	Capacity

/s/ MARIA REYES Maria Reyes	President and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
/s/ DAVID L. BRIDGEMAN David L. Bridgeman	Director
/s/ KIMBERLEIGH J. CANTWELL Kimberleigh J. Cantwell	Director
/s/ DARRYL E. SMITH Darryl E. Smith	Director
/s/ ROBERT W. ZENTZ Robert W. Zentz	Director

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Walden e-Learning, LLC has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 24, 2015.

WALDEN E-LEARNING, LLC
By:	/s/ PAULA SINGER
	Name:	Paula Singer
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Douglas L. Becker, Eilif Serck-Hanssen and Robert W. Zentz and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 24, 2015.

Signature	Capacity

/s/ PAULA SINGER Paula Singer	President, Chief Executive Officer and Manager (Principal Executive Officer)
/s/ EILIF SERCK-HANSSEN Eilif Serck-Hanssen	Vice President, Chief Financial Officer and Manager (Principal Financial Officer and Principal Accounting Officer)
/s/ ROBERT W. ZENTZ Robert W. Zentz	Manager

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Laureate Education International Ltd. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 24, 2015.

LAUREATE EDUCATION INTERNATIONAL LTD.
By:	/s/ EILIF SERCK-HANSSEN
	Name:	Eilif Serck-Hanssen
	Title:	President

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Douglas L. Becker, Eilif Serck-Hanssen and Robert W. Zentz and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 24, 2015.

Signature	Capacity

/s/ EILIF SERCK-HANSSEN Eilif Serck-Hanssen	President, Treasurer and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
/s/ ROBERT W. ZENTZ Robert W. Zentz	Director

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Educational Satellite Services, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 24, 2015.

EDUCATIONAL SATELLITE SERVICES, INC.
By:	/s/ EILIF SERCK-HANSSEN
	Name:	Eilif Serck-Hanssen
	Title:	President

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Douglas L. Becker, Eilif Serck-Hanssen and Robert W. Zentz and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 24, 2015.

Signature	Capacity

/s/ EILIF SERCK-HANSSEN Eilif Serck-Hanssen	President, Treasurer and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
/s/ ROBERT W. ZENTZ Robert W. Zentz	Director

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Canter and Associates, LLC has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 24, 2015.

CANTER AND ASSOCIATES, LLC
By:	/s/ PAULA SINGER
	Name:	Paula Singer
	Title:	President

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Douglas L. Becker, Eilif Serck-Hanssen and Robert W. Zentz and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 24, 2015.

Signature	Capacity

/s/ PAULA SINGER Paula Singer	President of the Registrant and President of The Canter Group of Companies, LLC, the Sole Member of Registrant (Principal Executive Officer)
/s/ EILIF SERCK-HANSSEN Eilif Serck-Hanssen
Vice President and Treasurer of the Registrant and Vice President and Treasurer of The Canter Group of Companies, LLC, the Sole Member of Registrant (Principal Financial Officer and Principal Accounting Officer)
/s/ DOUGLAS L. BECKER Douglas L. Becker	Chairman of the Board of Directors of Laureate Education, Inc., the Sole Member of The Canter Group of Companies, LLC, the Sole Member of the Registrant

Signature	Capacity

/s/ BRIAN F. CARROLL Brian F. Carroll	Director of Laureate Education, Inc., the Sole Member of The Canter Group of Companies, LLC, the Sole Member of the Registrant
/s/ ANDREW B. COHEN Andrew B. Cohen	Director of Laureate Education, Inc., the Sole Member of The Canter Group of Companies, LLC, the Sole Member of the Registrant
/s/ DARREN M. FRIEDMAN Darren M. Friedman	Director of Laureate Education, Inc., the Sole Member of The Canter Group of Companies, LLC, the Sole Member of the Registrant
/s/ JOHN A. MILLER John A. Miller	Director of Laureate Education, Inc., the Sole Member of The Canter Group of Companies, LLC, the Sole Member of the Registrant
/s/ GEORGE MUÑOZ George Muñoz	Director of Laureate Education, Inc., the Sole Member of The Canter Group of Companies, LLC, the Sole Member of the Registrant
Judith Rodin	Director of Laureate Education, Inc., the Sole Member of The Canter Group of Companies, LLC, the Sole Member of the Registrant
/s/ JONATHAN D. SMIDT Jonathan D. Smidt	Director of Laureate Education, Inc., the Sole Member of The Canter Group of Companies, LLC, the Sole Member of the Registrant
Ian K. Snow	Director of Laureate Education, Inc., the Sole Member of The Canter Group of Companies, LLC, the Sole Member of the Registrant

Signature	Capacity

/s/ STEVEN M. TASLITZ Steven M. Taslitz	Director of Laureate Education, Inc., the Sole Member of The Canter Group of Companies, LLC, the Sole Member of the Registrant
/s/ QUENTIN VAN DOOSSELAERE Quentin Van Doosselaere	Director of Laureate Education, Inc., the Sole Member of The Canter Group of Companies, LLC, the Sole Member of the Registrant
Robert B. Zoellick	Director of Laureate Education, Inc., the Sole Member of The Canter Group of Companies, LLC, the Sole Member of the Registrant

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, The Canter Group of Companies, LLC has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 24, 2015.

THE CANTER GROUP OF COMPANIES, LLC
By:	/s/ PAULA SINGER
	Name:	Paula Singer
	Title:	President

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Douglas L. Becker, Eilif Serck-Hanssen and Robert W. Zentz and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 24, 2015.

Signature	Capacity

/s/ PAULA SINGER Paula Singer	President (Principal Executive Officer)
/s/ EILIF SERCK-HANSSEN Eilif Serck-Hanssen	Vice President and Treasurer (Principal Financial Officer and Principal Accounting Officer)
/s/ DOUGLAS L. BECKER Douglas L. Becker	Chairman and Chief Executive Officer of Laureate Education, Inc., the Sole Member of the Registrant
/s/ BRIAN F. CARROLL Brian F. Carroll	Director of Laureate Education, Inc., the Sole Member of the Registrant

Signature	Capacity

/s/ ANDREW B. COHEN Andrew B. Cohen	Director of Laureate Education, Inc., the Sole Member of the Registrant
/s/ DARREN M. FRIEDMAN Darren M. Friedman	Director of Laureate Education, Inc., the Sole Member of the Registrant
/s/ JOHN A. MILLER John A. Miller	Director of Laureate Education, Inc., the Sole Member of the Registrant
/s/ GEORGE MUÑOZ George Muñoz	Director of Laureate Education, Inc., the Sole Member of the Registrant
Judith Rodin	Director of Laureate Education, Inc., the Sole Member of the Registrant
/s/ JONATHAN D. SMIDT Jonathan D. Smidt	Director of Laureate Education, Inc., the Sole Member of the Registrant
Ian K. Snow	Director of Laureate Education, Inc., the Sole Member of the Registrant
/s/ STEVEN M. TASLITZ Steven M. Taslitz	Director of Laureate Education, Inc., the Sole Member of the Registrant
/s/ QUENTIN VAN DOOSSELAERE Quentin Van Doosselaere	Director of Laureate Education, Inc., the Sole Member of the Registrant
Robert B. Zoellick	Director of Laureate Education, Inc., the Sole Member of the Registrant

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Fleet Street Aviation, LLC has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 24, 2015.

FLEET STREET AVIATION, LLC
By:	/s/ EILIF SERCK-HANSSEN
	Name:	Eilif Serck-Hanssen
	Title:	President

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Douglas L. Becker, Eilif Serck-Hanssen and Robert W. Zentz and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 24, 2015.

Signature	Capacity

/s/ EILIF SERCK-HANSSEN Eilif Serck-Hanssen	President and Treasurer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
/s/ DOUGLAS L. BECKER Douglas L. Becker	Manager
/s/ ROBERT W. ZENTZ Robert W. Zentz	Manager

EXHIBIT INDEX

Exhibit No.		Description
2.1	#	Equity Purchase Agreement, dated as of May 10, 2013, by and between Rede Internacional de Universidades Laureate Ltda., and Dra. Labibi Elias Alves da Silva, Prof. Dr. Edevaldo Alves da Silva, Dra. Aidéa Alves da Silva, and Dr. Arnold Fioravante, and Faculdades Metropolitanas Unidas—Associação Educacional in the capacity of intervening and consenting party (incorporated herein by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

2.2	#	Equity Purchase Agreement, dated as of May 10, 2013, by and between Rede Internacional de Universidades Laureate Ltda., and Dra. Labibi Elias Alves da Silva, Prof. Dr. Edevaldo Alves da Silva and Dr. Arnold Fioravante, and Associação de Cultura e Ensino, in the capacity of intervening and consenting party (incorporated herein by reference to Exhibit 2.2 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

2.3	#	Equity Purchase Agreement, dated as of May 10, 2013, by and between Rede Internacional de Universidades Laureate Ltda., and Dra. Labibi Elias Alves da Silva, and Dr. Eduardo Alves da Silva, Dr. Edson Alves da Silva, and União Educacional de São Paulo, in the capacity of intervening and consenting party (incorporated herein by reference to Exhibit 2.3 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

2.4	#	Quota Purchase Agreement, dated as of July 11, 2014, by and between Sociedade de Educacao Ritter dos Reis Ltda. and Solon Flores Sant'anna, Darci Sanfelici, Ana Maria Lisboa de Mello, Iron Augusto Muller and, as intervening consenting parties, Sociedade Educacional Sul-Rio-Grandense S/S Ltda., Sociedade Porto-Alegrense de Pesquisa Educacional S/S Ltda., and SFS Assessoria e Consultoria S/S Ltda. (incorporated herein by reference to Exhibit 2.4 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

3.1		Certificate of Incorporation of Laureate Education, Inc.

3.2		Bylaws of Laureate Education, Inc.

3.3		Articles of Incorporation of Laureate International Universities, Inc., as amended by the Articles of Amendment of Charter

3.4		By-Laws of Laureate International Universities, Inc.

3.5		Articles of Incorporation of International University Ventures, Ltd., as amended by the Articles of Amendment

3.6		By-Laws of International University Ventures, Ltd.

3.7		Articles of Incorporation of Tuition Finance, Inc.

3.8		By-Laws of Tuition Finance, Inc.

3.9		Articles of Incorporation For a Stock Corporation of Wall Street International Holdings—US I, Inc.

3.10		By-Laws of Wall Street International Holdings—US I, Inc.

3.11		Articles of Organization of LEI Administration, LLC

3.12		Operating Agreement of LEI Administration, LLC

Exhibit No.	Description
3.13	Articles of Organization of Laureate Bagby Investors LLC, as amended by the Articles of Amendment for a Limited Liability Company

3.14	Operating Agreement of Laureate Bagby Investors LLC

3.15	Articles of Organization of Exeter Street Holdings LLC

3.16	Operating Agreement of Exeter Street Holdings LLC

3.17	Certificate of Incorporation of Laureate Ventures, Inc., as amended by Certificate of Amendment

3.18	By-Laws of Laureate Ventures, Inc.

3.19	Limited Liability Company Certificate of Formation of Laureate Properties, LLC (Delaware)

3.20	Operating Agreement of Laureate Properties, LLC (Delaware)

3.21	Amended and Restated Certificate of Incorporation of Post-Secondary Education Acquisition Corporation

3.22	Amended and Restated By-Laws of Post-Secondary Education Acquisition Corporation

3.23	Limited Liability Company Certificate of Formation of Walden e-Learning, LLC

3.24	Operating Agreement of Walden e-Learning, LLC

3.25	Certificate of Incorporation of Laureate Education International Ltd., as amended by the Certificate of Amendment of the Certificate of Incorporation and Certificate of Amendment

3.26	By-Laws of Laureate Education International Ltd.

3.27	Certificate of Incorporation of Educational Satellite Services, Inc.

3.28	Bylaws of Educational Satellite Services, Inc.

3.29	Limited Liability Company Certificate of Formation of Canter and Associates, LLC

3.30	Operating Agreement of Canter and Associates, LLC

3.31	Limited Liability Company Articles of Organization—Conversion of The Canter Group of Companies, LLC

3.32	Operating Agreement of The Canter Group of Companies, LLC

3.33	Certificate of Formation of Fleet Street Aviation, LLC

3.34	Limited Liability Company Agreement of Fleet Street Aviation, LLC

4.1	Senior Indenture, dated July 25, 2012, among Laureate Education, Inc., the guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

4.2	First Supplemental Indenture, dated November 13, 2012, among Laureate Education, Inc., the guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

Exhibit No.		Description
4.3		Exchange and Registration Rights Agreement, dated as of July 25, 2012, among Laureate Education, Inc., the guarantors listed on the signature pages thereto and Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., KKR Capital Markets LLC and Morgan Stanley & Co. LLC (incorporated herein by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

4.4		Exchange and Registration Rights Agreement, dated as of November 13, 2012, among Laureate Education, Inc., the guarantors listed on the signature pages thereto and J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Corp., BMO Capital Markets Corp., Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., KKR Capital Markets LLC and Morgan Stanley & Co. LLC (incorporated herein by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

4.5		Form of 9.250% Senior Notes due 2019 (included in Exhibit 4.1)

5.1	*	Opinion of DLA Piper LLP (US)

10.1		Second Amendment to Credit Agreement, dated as of June 16, 2011, among Laureate Education, Inc. and Iniciativas Culturales de España S.L., as borrowers, certain financial institutions listed on the signature pages thereto and Goldman Sachs Credit Partners L.P., as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.2		Amended and Restated Credit Agreement dated as of August 17, 2007 and amended and restated as of June 16, 2011, among Laureate Education, Inc. and Iniciativas Culturales de España S.L., as borrowers, the lending institutions from time to time parties thereto, and Citibank, N.A. (as successor to Goldman Sachs Credit Partners L.P.), as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.3		First Amendment to Amended and Restated Credit Agreement, dated as of January 18, 2013, entered into by Laureate Education, Inc. and Iniciativas Culturales de España S.L., as borrowers, Citibank, N.A., as successor Administrative Agent and Collateral Agent, and certain financial institutions listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.4		Second Amendment to Amended and Restated Credit Agreement, dated as of April 23, 2013, entered into by Laureate Education, Inc. and Iniciativas Culturales de España S.L., as borrowers, Citibank, N.A., as successor Administrative Agent and Collateral Agent, and certain financial institutions listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.5		Third Amendment to Amended and Restated Credit Agreement, dated as of October 3, 2013, entered into by Laureate Education, Inc. and Iniciativas Culturales de España S.L., as borrowers, Citibank, N.A., as successor Administrative Agent and Collateral Agent, and certain financial institutions listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

Exhibit No.	Description

10.6	Fourth Amendment to Amended and Restated Credit Agreement and Amendment to the U.S. Obligations Security Agreement and the U.S. Pledge Agreement, dated as of July 7, 2015, entered into by Laureate Education, Inc. and Iniciativas Culturales de España S.L., as borrowers, Citibank, N.A., as successor Administrative Agent and Collateral Agent, the other parties thereto and certain financial institutions listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.7	Joinder Agreement, dated as of December 22, 2011, by and among Bank of Montreal, Chicago Branch, Laureate Education, Inc. and Citibank, N.A., as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.8	Joinder Agreement, dated as of December 22, 2011, by and among Morgan Stanley Senior Funding, Inc., Laureate Education, Inc. and Citibank, N.A., as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.9	Joinder Agreement, dated as of January 18, 2013, by and among the lenders party thereto, Laureate Education, Inc., as borrower, and Citibank, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.10	Joinder Agreement, dated as of April 23, 2013, by and among the lenders party thereto, Laureate Education, Inc., as borrower, and Citibank, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.11	Joinder Agreement, dated as of December 16, 2013, by and among lenders party thereto, Laureate Education, Inc., as borrower, and Citibank, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.12	Guarantee dated as of August 17, 2007, by certain domestic subsidiaries of Laureate Education, Inc., as Guarantors in favor of Goldman Sachs Credit Partners L.P., as Collateral Agent, as supplemented by Supplement No. 1 dated as of April 1, 2009 between LEI Administration, LLC, as the New Guarantor, and Goldman Sachs Credit Partners L.P., as Collateral Agent, as supplemented by Supplement No. 2 dated as of July 15, 2011, between Exeter Street Holdings LLC, as the New Guarantor, and Goldman Sachs Credit Partners L.P., as Collateral Agent (incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

Exhibit No.	Description
10.13	Security Agreement, dated as of August 17, 2007, among Laureate Education, Inc., and certain domestic subsidiaries of Laureate Education, Inc., as Grantors, and Goldman Sachs Credit Partners L.P., as Collateral Agent, as supplemented by Supplement No. 1 dated as of April 1, 2009 between LEI Administration, LLC, as the New Grantor, and Goldman Sachs Credit Partners L.P., as Collateral Agent, as supplemented by Supplement No. 2 dated as of July 15, 2011 between Exeter Street Holdings LLC, as the New Grantor, and Goldman Sachs Credit Partners L.P., as Collateral Agent, as amended by the Fourth Amendment to Amended and Restated Credit Agreement and Amendment to the U.S. Obligations Security Agreement and the U.S. Pledge Agreement, dated as of July 7, 2015 (incorporated herein by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.14	Pledge Agreement, dated as of August 17, 2007, among Laureate Education, Inc., and certain domestic subsidiaries of Laureate Education, Inc., as Pledgors, and Goldman Sachs Credit Partners L.P., as Collateral Agent, as supplemented by Supplement No. 1 dated as of April 1, 2009 between LEI Administration, LLC, as Additional Pledgor, and Goldman Sachs Credit Partners L.P., as Collateral Agent, as supplemented by Supplement No. 2 dated as of July 15, 2011 between Exeter Street Holdings LLC, as Additional Pledgor, and Goldman Sachs Credit Partners L.P., as Collateral Agent, as amended by the Fourth Amendment to Amended and Restated Credit Agreement and Amendment to the U.S. Obligations Security Agreement and the U.S. Pledge Agreement, dated as of July 7, 2015 (incorporated herein by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.15	Amended and Restated Collateral Agreement, dated as of June 16, 2011, among Walden University, LLC, each other subsidiary of Laureate Education, Inc. that becomes a party thereto from time to time, and Goldman Sachs Credit Partners L.P., as Collateral Agent (incorporated herein by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.16	Foreign Obligations Guarantee, dated as of January 23, 2008, by Rede Internacional de Universidades Laureate, Ltda., as Foreign Obligations Guarantor, in favor of Goldman Sachs Credit Partners L.P., as Collateral Agent under the Credit Agreement for the benefit of the Foreign Obligations Secured Parties (incorporated herein by reference to Exhibit 10.18 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.17	Foreign Obligations Guarantee, dated as of January 23, 2008, by Laureate Education, Inc., ICE Inversiones Brazil, SL, Inversiones en Educacion Limitada, Laureate Education Mexico, S. de R.L. de C.V., Laureate Education Peru, S.R.L., Laureate Honduras S. de R.L. de C.V., Laureate I B.V., Laureate International B.V., Laureate International Costa Rica S.R.L., LIUF, SAS, Online Higher Education, B.V., Laureate Panama, S.A., Laureate Chile Limitada, and Iniciativas Culturales de España S.L., as Foreign Obligations Guarantors, in favor of Goldman Sachs Credit Partners L.P., as Collateral Agent under the Credit Agreement for the benefit of the Foreign Obligations Secured Parties (incorporated herein by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

Exhibit No.	Description
10.18	Deed of Pledge of Receivables, dated August 17, 2007, between Goldman Sachs Credit Partners L.P. and Laureate Education, Inc. with respect to interests in Fleet Street International Universities C.V. (incorporated herein by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.19	Deed of Pledge of Receivables, dated September 2011, between Laureate Education, Inc., as Pledgor, and Citibank, N.A., in its capacity as Collateral Agent, as Pledgee, with respect to interests in Fleet Street International Universities C.V. (incorporated herein by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.20	Deed of Pledge of Receivables dated August 17, 2007, between Goldman Sachs Credit Partners L.P. and Laureate Education International Limited, with respect to interests in Fleet Street International Universities C.V. (incorporated herein by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.21	Deed of Pledge of Receivables, dated September 30, 2011, between Laureate Education International Limited, as Pledgor, and Citibank, N.A., in its capacity as Collateral Agent, as Pledgee, with respect to interests in Fleet Street International Universities C.V. (incorporated herein by reference to Exhibit 10.23 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.22	Deed of Pledge (Laureate I B.V.), dated January 29, 2008, by Iniciativas Culturales de España S.L. in favor of Goldman Sachs Credit Partners L.P., in its capacity as Collateral Agent under the Credit Agreement for the benefit of the Secured Parties (incorporated herein by reference to Exhibit 10.24 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.23	Deed of Pledge (Laureate I B.V.), dated September 30, 2011, between Iniciativas Culturales de España S.L., as Pledgor, Citibank, N.A., as Administrative Agent and Collateral Agent under the Credit Agreement for the benefit of the Lenders under the Credit Agreement, as Pledgee, and Laureate I B.V., as the Company (incorporated herein by reference to Exhibit 10.25 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.24	Deed of Pledge (Laureate International B.V.), dated January 29, 2008, by Laureate I B.V. in favor of Goldman Sachs Credit Partners L.P., as Administrative Agent and Collateral Agent under the Credit Agreement for the benefit of the Secured Parties (incorporated herein by reference to Exhibit 10.26 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.25	Deed of Pledge (Laureate International B.V.), dated September 30, 2011, between Laureate I B.V., as Pledgor, Citibank, N.A., as Administrative Agent and Collateral Agent under the Credit Agreement for the benefit of the Lenders under the Credit Agreement, as Pledgee, and Laureate International B.V., as the Company (incorporated herein by reference to Exhibit 10.27 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

Exhibit No.		Description
10.26		Deed of Pledge Over Credit Rights Derived from Bank Account, dated March 14, 2008, by Iniciativas Culturales de España S.L. in favor of Goldman Sachs Credit Partners L.P., as Administrative Agent and Collateral Agent under the Credit Agreement for the benefit of the Secured Parties, as amended by that Amendment Agreement in Respect of Pledge Over Credit Rights Derived from Bank Account, dated October 5, 2011, by and between Iniciativas Culturales de España S.L., as Pledgor, Goldman Sachs Credit Partners L.P., as Prior Pledgee, and Citibank, N.A., acting as Administrative Agent and Collateral Agent, as Pledgee (incorporated herein by reference to Exhibit 10.28 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.27		Deed of First Priority Pledge Over Credit Rights, dated March 14, 2008, by Iniciativas Culturales de España S.L. in favor of Goldman Sachs Credit Partners L.P., as Administrative Agent and Collateral Agent under the Credit Agreement for the benefit of the Secured Parties, as amended by that Amendment Agreement in Respect of Pledge Over Credit Rights, dated October 5, 2011, by and between Iniciativas Culturales de España S.L., as Pledgor, Goldman Sachs Credit Partners L.P., as Prior Pledgee, and Citibank, N.A., acting as Administrative Agent and Collateral Agent, as Pledgee (incorporated herein by reference to Exhibit 10.29 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.28		Deed of Pledge of Participations, dated March 14, 2008, by Iniciativas Culturales de España S.L. in favor of Goldman Sachs Credit Partners L.P., as Administrative Agent and Collateral Agent under the Credit Agreement for the benefit of the Secured Parties, as amended by that Amendment Agreement in Respect of Pledge of Shares, dated October 5, 2011, by and between Iniciativas Culturales de España S.L., as Pledgor, Goldman Sachs Credit Partners L.P., as Prior Pledgee, and Citibank, N.A., acting as Administrative Agent and Collateral Agent, as Pledgee (incorporated herein by reference to Exhibit 10.30 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.29	†	2007 Stock Incentive Plan for Key Employees of Laureate Education, Inc. and its Subsidiaries (incorporated herein by reference to Exhibit 10.31 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.30	†	2007 Stock Incentive Plan Form of Stock Option Agreement, as amended on August 31, 2010 (incorporated herein by reference to Exhibit 10.32 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.31	†	2013 Long-Term Incentive Plan of Laureate Education, Inc. and its Subsidiaries, dated June 13, 2013, as amended by the First Amendment to the 2013 Long-Term Incentive Plan effective as of September 17, 2015 (incorporated herein by reference to Exhibit 10.33 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.32	†	2013 Stock Incentive Plan Form of Stock Option Agreement effective as of September 11, 2013 (incorporated herein by reference to Exhibit 10.34 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.33	†	Laureate Education, Inc. Deferred Compensation Plan, as amended and restated effective January 1, 2009 (incorporated herein by reference to Exhibit 10.35 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

Exhibit No.		Description
10.34	†	Form of Management Stockholder's Agreement for equityholders (incorporated herein by reference to Exhibit 10.36 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.35	†	Employment Offer Letter, dated July 6, 2015, between Laureate Education, Inc. and Enderson Guimarães (incorporated herein by reference to Exhibit 10.37 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on December 23, 2015)

10.36	†	Deferred Compensation Letter Agreement, dated August 16, 2007, by and among L Curve Sub Inc., Laureate Education, Inc. and Douglas L. Becker (incorporated herein by reference to Exhibit 10.38 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on December 23, 2015)

10.37	†	2nd Amended and Restated Executive Interest Subscription Agreement, dated August 31, 2010, between Wengen Alberta, Limited Partnership and Douglas L. Becker (incorporated herein by reference to Exhibit 10.39 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.38	†	Employment Offer Letter, dated July 21, 2008, between Laureate Education, Inc. and Eilif Serck-Hanssen (incorporated herein by reference to Exhibit 10.40 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.39	†	Amendment to Employment Offer Letter, dated December 9, 2010, between Laureate Education, Inc. and Eilif Serck-Hanssen (incorporated herein by reference to Exhibit 10.41 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.40	†	Time-Based Restricted Stock Agreement, dated August 5, 2008, between Laureate Education, Inc. and Eilif Serck-Hanssen (incorporated herein by reference to Exhibit 10.42 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.41	†	Form of Time-Based Restricted Stock Units Agreement, for grants from and after September 11, 2013 (incorporated herein by reference to Exhibit 10.43 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.42		Support Services Agreement between Santa Fe University of Art and Design, LLC and Laureate Education, Inc. dated October 1, 2014 (incorporated herein by reference to Exhibit 10.44 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.43
Master Service and Confidentiality Agreement, dated April 28, 2014, by and between Laureate Education, Inc. and Accenture LLP (incorporated herein by reference to Exhibit 10.45 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.44	‡	System Wide Master Agreement, dated April 10, 2015, between Blackboard Inc. and Laureate Education, Inc. (incorporated herein by reference to Exhibit 10.46 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.45	†	Form of Stockholders' Agreement for Entity-Appointed Directors (incorporated herein by reference to Exhibit 10.47 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

Exhibit No.		Description
10.46	†	Form of Stockholders' Agreement for Individual Directors (incorporated herein by reference to Exhibit 10.48 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.47	†	2013 Stock Incentive Plan Form of Restricted Stock Units Agreement (incorporated herein by reference to Exhibit 10.49 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

10.48	†	2013 Stock Incentive Plan Form of Performance Share Units Agreement (incorporated herein by reference to Exhibit 10.50 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on November 20, 2015)

12.1		Statement Regarding Computation of Ratio of Earnings to Fixed Charges

21.1		List of Subsidiaries of Laureate Education, Inc. (incorporated herein by reference to Exhibit 21.1 to the Company's Registration Statement on Form S-1 (File No. 333-207243), filed on December 23, 2015)

23.1		Consent of PricewaterhouseCoopers LLP

23.2		Consent of PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil

23.3		Consent of PricewaterhouseCoopers Auditores Independentes, Porto Alegre, RS, Brazil

23.4		Consent of DLA Piper LLP (US) (included as part of Exhibit 5.1)

24.1		Powers of Attorney (included as part of the signature pages hereto)

25.1	*	Form T-1 Statement of Eligibility under Trust Indenture Act of 1939 of Wells Fargo Bank, N.A. with respect to the Indenture

99.1	*	Form of Letter of Transmittal

99.2	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.3	*	Form of Letter to Clients

99.4	*	Form of Notice of Guaranteed Delivery

*
To be filed by amendment.

#
Laureate Education, Inc. hereby undertakes to furnish supplementally a copy of any omitted schedule or exhibit to such agreement to the U.S. Securities and Exchange Commission upon request.

†
Indicates a management contract or compensatory plan or arrangement.

‡
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.